Form 20-F
period 2002-12-31
DELTA GALIL INDUSTRIES LTD
filed 2003-06-26
CIK 1081022

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2003

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                         COMMISSION FILE NUMBER 0-30020

                           DELTA GALIL INDUSTRIES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     ISRAEL
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                    2 Kaufman Street, Tel Aviv 68012, Israel
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE
                                      ----
                              (Title of each class)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                               ORDINARY SHARES (1)
                               -------------------
                                (Title of Class)

                         AMERICAN DEPOSITARY SHARES (2)
                         ------------------------------
                                (Title of Class)

                               ------------------

(1) Not for trading, but only in connection with the listing of the American Depositary Shares.
(2) Evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share, par value NIS 1.00 per share.

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

                                      NONE
                                      ----
                                (Title of class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

     AS OF DECEMBER 31, 2002 THE REGISTRANT HAD 19,780,549 ORDINARY SHARES OUTSTANDING (INCLUDING 1,422,486 ORDINARY SHARES OWNED BY THE REGISTRANT AND 100,447 ORDINARY SHARES HELD BY A TRUSTEE IN CONNECTION WITH THE REGISTRANT'S STOCK OPTION PLANS).

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes  X    No
                                   -----    -----

     Indicate by check mark which financial statement item the Registrant elected to follow:

                            Item 17       Item 18  X
                                   -----         -----
================================================================================


                                TABLE OF CONTENTS
                                                                                                      PAGE
Introduction   ..................................................................................       3
Item 1         Identity of Directors, Senior Management and Advisers.............................       4
Item 2         Offer Statistics and Expected Timetable...........................................       4
Item 3         Key Information...................................................................       4
Item 4         Information on the Company........................................................      12
Item 5         Operating and Financial Review and Prospects......................................      25
Item 6         Directors, Senior Management and Employees........................................      32
Item 7         Major Shareholders and Related Party Transactions.................................      45
Item 8         Financial Information.............................................................      48
Item 9         The Offer and Listing.............................................................      49
Item 10        Additional Information............................................................      50
Item 11        Quantitative and Qualitative Disclosures About Market Risk........................      60
Item 12        Description of Securities Other Than Equity Securities............................      61
Item 13        Defaults, Dividend Arrearages and Delinquencies...................................      61
Item 14        Material Modifications to the Rights of Security Holders and Use of Proceeds......      61
Item 15        Controls and Procedures...........................................................      61
Item 16        [Reserved]........................................................................      61
Item 17        Financial Statements..............................................................      61
Item 18        Financial Statements..............................................................      61
Item 19        Exhibits..........................................................................      62

                                  INTRODUCTION

         As used herein, references to "we," "our," "us," "Delta Galil" or the "Company" are references to Delta Galil Industries Ltd. and to its consolidated subsidiaries, except as the context otherwise requires. In addition, references to our "financial statements" are to our consolidated financial statements except as the context otherwise requires.

         In this document, references to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars and references to "NIS" and "shekels" are to New Israeli Shekels.

         Our financial statements included in this annual report are prepared in accordance with U.S. GAAP, and the accompanying discussion of the results of our operations is based on our results under US GAAP. See "Item 18. Financial Statements" and "Item 5A. Operating and Financial Review and Prospects -- Operating Results".

         Delta Galil had 19,780,549 ordinary shares outstanding as of May 1, 2003. Percentages of outstanding shares used herein are based on 18,257,616 ordinary shares outstanding as of May 1, 2003, which excludes 1,422,486 ordinary shares held by Delta Galil, and 100,447 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3:  KEY INFORMATION

SELECTED FINANCIAL DATA

         The selected consolidated statement of income data set forth below have been derived from Delta Galil's audited consolidated financial statements, which were prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and Delta Galil's consolidated financial statements and the notes to those financial statements included in Item 18 of this annual report.


                                                               YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------------------
                                       1998            1999            2000            2001            2002
                                  --------------  --------------  --------------  --------------  --------------
                                                       ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net revenues .................      $ 303,373       $ 355,237       $ 434,404       $ 558,763         567,298
Cost of revenues .............        237,942         272,441         341,458         455,726         456,738
                                  --------------  --------------  --------------  --------------  --------------
Gross profit .................         65,431          82,796          92,946         103,037         110,560
Selling, marketing, general
 administrative
 expenses, goodwill
 amortization and
 restructuring expenses ......         44,811          49,283          59,598          80,830          82,792
                                  --------------  --------------  --------------  --------------  --------------
Operating income .............         20,620          33,513          33,348          22,207          27,768
Financial expenses - net .....          3,769           2,007           6,608           4,751           5,456
Other income .................          3,418           2,432             975             463             960
                                  --------------  --------------  --------------  --------------  --------------
Income before taxes on income          20,269          33,938          27,715          17,919          23,272
Taxes on income ..............          2,912           9,836           5,511           5,876           5,779
                                  --------------  --------------  --------------  --------------  --------------
Income after taxes on income .         17,357          24,102          22,204          12,043          17,493
Share in profits of
 associated companies - net ..          1,771             480             340             110             158
Minority interests in profits
 of subsidiaries - net .......           (508)           (968)           (563)           (729)         (1,025)
                                  --------------  --------------  --------------  --------------  --------------
Net income ...................      $  18,620       $  23,614       $  21,981       $  11,424          16,626
                                  ==============  ==============  ==============  ==============  ==============

EPS

Basic ........................      $    1.28       $    1.46       $    1.23       $    0.60       $    0.88
                                  ==============  ==============  ==============  ==============  ==============
Diluted ......................      $    1.28       $    1.45       $    1.22       $    0.60       $    0.88
                                  ==============  ==============  ==============  ==============  ==============
Weighted average number of
shares used in computation(1)
    Basic ....................         14,508          16,174          17,771          19,175          18,914
    Diluted ..................         14,520          16,286          17,996          19,199          18,927
Cash dividend per ordinary
shares (2) ...................      $    1.08       $    0.42       $    0.37       $    0.30       $    0.37

------------------------------
(1) See note 12j of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report for a discussion of the shares used to compute net income per share for the years ended December 31, 2000, 2001 and 2002.

(2) Until 2001, dividends were declared and paid in NIS and such amounts have been translated into U.S. dollars here as a convenience. Beginning in 2002, dividends, if any, are declared and paid in dollars.

                                                    YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------
                                 1998          1999          2000          2001          2002
                              ----------    ----------    ----------    ----------    ----------
                                                       ($ IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ..   $  3,484      $  4,977      $  8,633      $ 12,762      $ 14,491
Working capital ............     27,192        52,930        68,079        74,020        67,945
Total assets ...............    209,054       265,030       371,044       424,965       441,058
Shareholders' equity .......    102,445       142,078       185,447       198,189       197,829
Amount of Share Capital ....     20,632        21,343        21,679        21,792        21,792


RISK FACTORS

         The following factors, in addition to other information contained in this annual report, should be considered carefully.

         This annual report includes certain statements that are intended to be, and are hereby identified as, "forward-looking statements" for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Delta Galil, including, among other things:

     o   our anticipated growth strategies;

     o   our intention to introduce new products;

     o   anticipated trends in our business;

     o   future expenditures for capital projects; and

     o   our ability to continue to control costs and maintain quality.

         Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report.

         These statements may be found in Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects" and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this annual report.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

MOST OF DELTA GALIL'S SALES ARE TO A FEW SIGNIFICANT CUSTOMERS. ANY REDUCTION OF PURCHASES BY MARKS & SPENCER OR ANOTHER SIGNIFICANT CUSTOMER COULD MATERIALLY ADVERSELY AFFECT DELTA GALIL'S REVENUES.

         A majority of Delta Galil's revenues is from sales to three customers. In 2002, 30.7% of Delta Galil's revenues were from sales to Marks & Spencer, Delta Galil's largest customer. Sales to Wal-Mart reached 13.6% of revenues and sales to Target reached 11.5% of revenues. The growth in Delta Galil's revenues from 1997 through 2000 was due largely to the increase in sales to Marks & Spencer. Sales to Marks & Spencer increased 34%, 3%, 18% and 3% in 1997, 1998, 1999 and 2000 respectively. In 2001, sales to Marks & Spencer decreased by 19%, compared to 2000. Although sales to Marks & Spencer increased by 14% in 2002, compared to 2001, sales to Marks & Spencer may decline again in the future. Delta Galil's contracts with its customers, including Marks & Spencer, are short-term and do not contain minimum purchase requirements. It is possible that, in the future, Delta Galil's customers will not purchase Delta Galil's products in the same volumes or on the same terms as in the past. Any reduction of purchases by Marks & Spencer or other key customers could adversely affect Delta Galil.

DELTA GALIL HAS BENEFITED FROM ITS SHIFT OF LABOR INTENSIVE PRODUCTION TO LOWER LABOR COST COUNTRIES. A RISE IN WAGE LEVELS IN THOSE COUNTRIES COULD ADVERSELY AFFECT DELTA GALIL'S FINANCIAL RESULTS.

         Delta Galil owns production facilities and outsources production in countries that have low labor costs. In 2002, Delta Galil produced goods in Jordan, Egypt, Turkey, the Dominican Republic, Honduras, Eastern Europe and the Far East that accounted for approximately 77% of Delta Galil's revenues. Historically, Delta Galil's operating results have benefited from this shift of labor intensive production to lower labor cost countries, and Delta Galil intends to increase its production in low labor cost countries. Delta Galil's financial results could be harmed if wage levels increased dramatically in the countries in which Delta Galil produces. In addition, there can be no assurance that we will be able to shift additional production to lower labor cost countries.

A DETERIORATION IN ISRAEL'S RELATIONSHIP WITH NEIGHBORING COUNTRIES IN WHICH DELTA GALIL HAS PRODUCTION FACILITIES COULD INTERRUPT DELTA GALIL'S PRODUCTION AND HARM ITS FINANCIAL RESULTS.

         Delta Galil began production, including outsourced production, in Egypt in 1993 and in Jordan and Turkey in 1995. Products produced in Egypt, Jordan and Turkey account for 37% of our 2002 revenues. Delta Galil's operations in these countries depend largely on their relationship with the State of Israel. In the past, there have been hostilities between Israel and Jordan and Egypt. In addition, since October 2000, there has been an increase in hostilities between Israel and the Palestinians. As a result, several Arab states reduced the level of relations with the State of Israel, principally regarding economic and commercial activities. A deterioration in Israel's relations with Jordan and Egypt could interrupt Delta Galil's foreign production operations and would adversely affect Delta Galil.

DUE TO SEASONAL FLUCTUATIONS, DELTA GALIL'S OPERATING RESULTS IN ANY QUARTER MAY NOT BE REPRESENTATIVE OF FUTURE PERFORMANCE.

         Delta Galil has experienced fluctuations in its annual and quarterly operating results, and may continue to experience these fluctuations in the future.

         Delta Galil's revenues fluctuate due to seasonal purchasing by consumers. Revenues in the last two quarters of the year generally exceed revenues in the first two quarters due to back-to-school and holiday purchases. Because of these fluctuations, Delta Galil's operating results in any quarter may not be representative of its future performance. These fluctuations may make it difficult for investors to properly evaluate Delta Galil's prospects.

DELTA GALIL'S INTERNATIONAL OPERATIONS EXPOSE IT TO THE RISK OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD HARM ITS OPERATING RESULTS.

         Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2002, Delta Galil derived 32% of its revenues from customers in the United Kingdom. More than 10% of Delta Galil's expenses and approximately 7% of its revenue were in NIS, and approximately 8% of Delta Galil's revenues were in euros.

         Some of Delta Galil's expenses in Israel are linked to the Israeli consumer price index. Consequently, Delta Galil is exposed to risk to the extent that the rate of Israeli inflation exceeds the rate of the NIS devaluation in relation to the dollar and to the extent that the timing of such devaluation lags behind inflation in Israel. Inflation in Israel did not exceed the devaluation of the NIS in relation to the dollar in 1997, 1998, 2001 and 2002. However, in 1993, 1994, 1995, 1996, 1999 and 2000, inflation in Israel exceeded devaluation of the NIS in relation to the dollar, resulting in a negative effect on Delta Galil's profitability in those years.

         In order to limit Delta Galil's exposure to fluctuations in the exchange rate between the dollar and other currencies, Delta Galil from time to time purchases forward contracts for the exchange of foreign currencies into dollars at a fixed rate. Nevertheless, these hedging transactions will not protect Delta Galil if the decline in those currencies against the dollar continues for longer than the term of the forward contracts. As of December 31, 2002 Delta Galil had forward contracts for pound sterling until June 2003. See
Item 11: "Quantitative and Qualitative Disclosure - About Market Risk".

THE APPAREL INDUSTRY IS SUBJECT TO CHANGES IN FASHION PREFERENCES. IF DELTA GALIL AND ITS CUSTOMERS MISJUDGE A FASHION TREND, SALES COULD DECLINE.

         Delta Galil's success depends, in part, on its ability to design and manufacture products that will appeal to consumers' changing fashion preferences. Delta Galil may not be successful in anticipating and responding to fashion trends in the future. If Delta Galil and its customers misjudge a fashion trend, the customer's orders may decline, which could adversely affect Delta Galil.

DELTA GALIL MAY BE UNABLE TO COMPETE WITH OTHER MANUFACTURERS THAT HAVE FINANCIAL, GEOGRAPHIC AND OTHER ADVANTAGES.

         Delta Galil competes directly with a number of manufacturers of apparel, some of which have longer operating histories, are closer geographically to customers and enjoy greater financial and marketing resources than Delta Galil. Increased competition could result in pricing pressure or loss of market share and adversely affect Delta Galil's revenues and profitability. There can be no assurance that Delta Galil will be able to compete successfully against existing or new competitors.

IF DELTA GALIL'S CUSTOMERS ARE UNABLE TO SUCCESSFULLY COMPETE IN THEIR MARKETS, DELTA GALIL'S SALES COULD DECLINE.

         Delta Galil's customers operate in an intensely competitive retail environment. In the event that any of its customers' sales decline for any reason, whether or not related to Delta Galil or its products, Delta Galil's sales to such customers could also decline.

DOV LAUTMAN AND SARA LEE OWN OVER 50% OF DELTA GALIL'S OUTSTANDING SHARES, AND TOGETHER CAN CONTROL DELTA GALIL'S MANAGEMENT.

         Mr. Dov Lautman, the Chairman of the Board of Directors of Delta Galil, beneficially owns 6,344,993 ordinary shares, representing approximately 34.8% of the ordinary shares outstanding. Sara Lee beneficially owns 4,256,537 ordinary shares, representing 23.3% of the ordinary shares outstanding. Mr. Lautman and the companies that he controls have a shareholders' agreement with Sara Lee that requires each party to vote the shares it beneficially owns to elect directors designated by Sara Lee to compose 30% of the board of directors, other than independent directors, and to elect Mr. Lautman's designees for the remainder of the board, other than independent directors. In addition, the agreement provides that the appointment of a new Chief Executive Officer requires the consent of Sara Lee. Mr. Lautman and Sara Lee have also given one another the first opportunity to buy any shares the other party wishes to sell. Mr. Lautman and Sara Lee together have the power to elect all of the directors other than independent directors, appoint management and approve actions requiring the approval of a majority of Delta Galil's stockholders.

SARA LEE COULD USE ITS OWNERSHIP POSITION TO INFLUENCE DELTA GALIL'S OPERATIONS TO BENEFIT SARA LEE.

         Approximately 0.9% of Delta Galil's 2002 revenues were derived from sales to affiliates of Sara Lee. Delta Galil is under no obligation to sell any products to Sara Lee. However, Sara Lee may attempt to use its ownership position to influence Delta Galil's operations. Israeli law requires special approvals for extraordinary transactions with a controlling shareholder, such as Sara Lee, and for transactions in which a director is deemed to have a personal interest. In the event that a director of Delta Galil also serves as the chief executive or as a director of an affiliate of Sara Lee, that Delta Galil director would be deemed to have a personal interest in transactions between that Sara Lee affiliate and Delta Galil, and such transactions would be subject, under Israeli law, to special approvals. However, if no Delta Galil director is a director or chief executive of the other party, transactions, other than extraordinary transactions, between Delta Galil and Sara Lee or its affiliates would not require special approvals.

INTEGRATION OF RECENT ACQUISITIONS WITH DELTA GALIL REQUIRES SUBSTANTIAL MANAGERIAL RESOURCES, AND DELTA GALIL MAY BE UNABLE TO ACHIEVE INTEGRATION SUCCESSFULLY.

         In 2000, Delta Galil completed the acquisition of Wundies Industries and, in 2001, of Inner Secrets, both of which are U.S. companies. We are working towards integration with Delta Galil of the facilities and personnel of these acquired companies. As of December 31, 2001 Wundies Industries and Inner Secrets were merged into one company named Delta Galil USA Inc. The integration diverts substantial attention of our senior management team from Delta Galil's daily operations, places significant pressure on our staff and other resources and poses financial, operational and legal risks. The integration may be impeded by general economic conditions, failure to integrate financial and operating systems, adverse response of competitors or clients, or regulatory developments. In addition, the acquired companies are located in North America, where we have limited operating experience. Any failure to complete the integration successfully could adversely affect Delta Galil.

DOV LAUTMAN, DELTA GALIL'S CHAIRMAN, FOUNDER AND PRINCIPAL SHAREHOLDER, HAS SIGNIFICANTLY CONTRIBUTED TO ITS SUCCESS. IF DOV LAUTMAN WERE TO LEAVE, DELTA GALIL COULD BE ADVERSELY AFFECTED.

         Dov Lautman, the Chairman of the Board of Directors, a founder and principal shareholder of Delta Galil, has made significant contributions to its growth. Delta Galil does not have an employment agreement with Mr. Lautman. Should Mr. Lautman discontinue his service, Delta Galil's business may be adversely affected.

DELTA GALIL HAS NO CONTROL OVER FLUCTUATIONS IN THE COST OF THE RAW MATERIALS IT USES. A RISE IN COSTS COULD HARM DELTA GALIL'S PROFITABILITY.

         The primary raw materials used by Delta Galil in the manufacture of its products are cotton yarn, Lycra(R) and elastics. Delta Galil's financial performance is dependent to a substantial extent on the cost and availability of these raw materials. The price of these raw materials fluctuates due to varying supply and demand and other market factors over which Delta Galil has no control. Delta Galil may not be able to transfer the increased costs due to a rise in prices of raw materials to its customers. This would likely adversely affect Delta Galil's profitability and financial condition.

DELTA GALIL'S INTERNATIONAL OPERATIONS EXPOSE IT TO CHANGES IN FOREIGN REGULATIONS, TARIFFS, TAX LAWS AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS, ANY OF WHICH COULD AFFECT DELTA GALIL'S OPERATING RESULTS.

         Delta Galil's international purchases, sales and production expose it to risks inherent in doing business in international markets such as:

     o adverse changes in foreign regulations, export restrictions, tariffs, trade barriers and tax rules;

     o   difficulty in staffing and managing international operations;

     o longer payment cycles and difficulties in collecting accounts receivable; and

     o   changes in social, political and economic conditions.

         Any of these factors could adversely affect Delta Galil's ability to deliver or receive goods on a competitive and timely basis and its results of operations.

DELTA GALIL HAS NO ESTABLISHED DIVIDEND POLICY AND CANNOT ASSURE THE AMOUNT OR FREQUENCY OF FUTURE DIVIDENDS.

         Delta Galil does not have an established dividend policy. Delta Galil distributed cash dividends to shareholders from time to time in the past and may do so in the future. However, Delta Galil cannot assure the amount, frequency or any distribution of future dividends. Delta Galil's board of directors will determine future dividends, in light of several factors including Delta Galil's earnings, financial condition and capital requirements. In addition, under Israeli law, Delta Galil may pay dividends only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends.

A REVIVAL OF HOSTILITIES INVOLVING ISRAEL COULD ADVERSELY AFFECT DELTA GALIL'S INTERNATIONAL TRADE AND OPERATIONS.

         Delta Galil is incorporated under the laws of the State of Israel, where it also maintains its headquarters and a significant part of its manufacturing facilities. Political, economic and military conditions in Israel directly influence Delta Galil. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite progress towards peace between Israel, its Arab neighbors and the Palestinians, major hostilities may revive. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, and relations between Israel and its neighboring countries have consequently also deteriorated. Such hostilities may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on Delta Galil's operations and business.

         Generally, male adult citizens and permanent residents of Israel under the age of 45 are obligated to perform up to 45 days of military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on Delta Galil's workforce or business if some of Delta Galil's officers and employees are called upon to perform military service is difficult to predict.

DELTA GALIL BENEFITS FROM ISRAELI GOVERNMENT PROGRAMS THAT COULD BE REDUCED OR ELIMINATED, INCREASING DELTA GALIL'S COSTS.

         Many of Delta Galil's existing production facilities in Israel are entitled to Israeli government grants and tax benefits. Delta Galil received grants totaling $1.8 million in 1998, $3.2 million in 1999, $8.3 million in 2000, $1.2 million in 2001 and $1.6 million in 2002 under these programs.

         The government of Israel has gradually reduced the investment grants available from 38% of eligible capital expenditures in 1996 to 24% of eligible capital expenditures in 1998 and thereafter. This lower grant rate applies to any applications for grants made in 1998 or thereafter. There can be no assurance that the Israeli government will not further reduce these investment grants.

         In 1998 and 1999, Delta Galil used tax benefits estimated at approximately $1.6 million. Because of existing losses for tax purposes, in the years 2000, 2001 and 2002 Delta Galil did not use any of the tax benefits to which it is entitled under these government programs. The remaining tax benefits may be available for use in future years. See Item 10: "Additional Information - Israeli Taxation."

         The termination or reduction of these Israeli government programs, particularly benefits available to Delta Galil as a result of the "Approved Enterprise" status of its existing facilities, would increase Delta Galil's costs of acquiring machinery and equipment for its production facilities, which could have a material adverse effect on Delta Galil.

         In order to maintain eligibility for these grants and tax benefits, Delta Galil must continue to meet various conditions, such as investment in fixed assets and operations in specified zones. If Delta Galil fails to meet these conditions in the future, it could be required to forego tax benefits and to refund grants already received, in whole or in part, with interest, linked to the consumer price index in Israel. To secure its obligations, Delta Galil gave the Israeli government a security interest over all its assets in Israel.

DELTA GALIL BENEFITS FROM PRODUCING IN COUNTRIES THAT HAVE FREE TRADE AGREEMENTS WITH COUNTRIES WHERE ITS CUSTOMERS ARE LOCATED. A LOSS OF THOSE FREE TRADE ADVANTAGES OR A REMOVAL OF CURRENT QUOTAS OR A REDUCTION IN CURRENT TARIFFS APPLICABLE TO EXPORTS FROM THE FAR EAST WOULD ELIMINATE AN IMPORTANT COMPETITIVE ADVANTAGE.

         Delta Galil benefits from Israel's status as the only country in the world enjoying free trade agreements with the United States, Canada, the European Union and the European Free Trade Association. The agreements permit Delta Galil to sell its Israeli manufactured products to these trade partners free of customs duties and import quotas. Similar benefits are available to Delta Galil's products manufactured in Egypt, since Egypt has a free trade agreement with the European Union. The benefits of the Israel-United States Free Trade Area Agreement also apply to goods processed in an area of Jordan in which Delta Galil produces. Delta Galil also benefits from tariffs and quotas applicable to goods produced in the Far East, which are not applicable to Delta Galil's products produced outside the Far East. If there is a change in or termination of such benefits or if other countries enter into similar trade agreements, Delta Galil's trade advantage would be eroded and its business may be adversely affected.

YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST DELTA GALIL'S OFFICERS AND MOST OF ITS DIRECTORS.

         Most of Delta Galil's officers and directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of Delta Galil's assets are located outside the United States, any judgment obtained in the United States against Delta Galil or any of its directors and officers may not be collectible within the United States.

ITEM 4:  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         Delta Galil Industries Ltd. was incorporated in Israel in 1975 and operates as a public company with liability limited by shares under the Israeli Companies Law, 1999. Our registered offices are located at 2 Kaufman Street, Tel-Aviv 68012, Israel and our telephone number is (972) 3-519-3636. Delta Galil, with its consolidated subsidiaries, is a global manufacturer and marketer of quality private label ladies' intimate apparel, men's underwear, socks, shirts, babywear, bras, leisurewear and nightwear, knitted fabrics, dyeing, trimmings and elastic ribbons. Delta Galil sells its products to leading retailers, including:

o    Marks & Spencer (U.K.)    o    Victoria's Secret      o    Gap (U.S.)
                                    (U.S.)

o    Wal-Mart (U.S.)           o    Hema (Holland)         o    Kmart (U.S.)

o    Target (U.S.)             o    JC Penney (U.S.)


and to marketers of leading brand names, including:

o    Calvin Klein              o    Nike
     (U.S.)

o    Hugo Boss                 o    Donna Karan
     (Germany)                      (U.S.)


         Delta Galil also sells its products in Israel under the Delta brand name.

         Delta Galil's ability to provide its customers with a comprehensive package of services has enabled it to develop and maintain strong long-term relationships with its customers. These services include:

     o   product line planning and design;

     o manufacture of high quality knitted apparel using automated manufacturing processes; and

     o marketing, packaging and distribution of finished products tailored to the requirements of the customers in Europe and the United States.

         Delta Galil designs and develops its products primarily in the United States, England, Israel and Scotland. Delta Galil traditionally manufactured in Israel and in Scotland. In recent years Delta Galil has been manufacturing in Jordan, Egypt and Turkey, and since 1999 in Romania and Bulgaria, shifting an increasing amount of labor intensive functions to these countries. In January 2000, Delta Galil acquired all of the assets of Dominion Hosiery Mills Inc., including its manufacturing facilities in Toronto, Canada. With the acquisitions of Wundies Industries Inc. in September 2000 and Inner Secrets in January 2001, Delta Galil also has a manufacturing plant in Honduras. In November 2002, Delta Galil purchased a logistic center in Hungary, in which it intends to set up sewing and cutting facilities.

         Sara Lee International Corporation has been a shareholder of Delta Galil since 1988 and as of May 1, 2003, owned 23.3% of Delta Galil's outstanding ordinary shares.

COMPETITIVE STRENGTHS

         The apparel market is highly competitive and fragmented. Delta Galil's products compete with the products of other manufacturers located throughout the world.

         Competition in the apparel market is generally based on price, quality and customer service. Delta Galil believes that it has a relative advantage over its competitors for the following reasons:

     o HIGH QUALITY INNOVATIVE PRODUCT LINES. Delta Galil produces a broad selection of fashionably designed product lines using high quality knitted materials and attractive packaging. In 1998, Delta Galil introduced seamless intimate apparel, known as "seam-free" products. These products are produced using techniques that minimize labor-intensive production functions.

     o LONG-TERM RELATIONSHIPS WITH LEADING RETAILERS AND BRAND NAME MARKETERS. Delta Galil has developed long-term relationships with its customers, many of whom control significant market shares in their respective countries. Although Delta Galil's customer contracts are generally short-term and do not contain minimum purchase requirements, Delta Galil has enjoyed relationships of more than five years with most of its major customers. Delta Galil and its in-house design teams and technology experts work closely with customers to provide a comprehensive package of services, including design, development, manufacturing and marketing of new product lines.

     o EFFECTIVE MANAGEMENT OF MANUFACTURING AND LOGISTICS. Delta Galil maintains an advanced infrastructure of computerized acquisition, production, inventory control, dispatching, shipping and billing functions. These systems have enabled Delta Galil to effectively manage its geographically dispersed operations. As a result, Delta Galil is able to shift labor intensive production functions to lower labor cost countries while maintaining the high levels of quality and timely delivery standards that its customers require.

     o UNIQUE FREE TRADE STATUS. Israel is currently the only country in the world that has free trade agreements with each of the United States, Canada, the European Union and the European Free Trade Association. Delta Galil's operations in Jordan and Egypt also benefit from advantageous trade agreements.


STRATEGY

     The key elements of Delta Galil's strategy are to:

     o ENHANCE SALES TO EXISTING LARGE CUSTOMERS. Delta Galil seeks to increase sales of existing products and to introduce new product categories to existing customers. Delta Galil believes its broad product offerings, emphasis on customer service and proven reliability provide a competitive advantage as retailers consolidate purchases from a smaller number of suppliers. Delta Galil intends to continue capitalizing on this trend by expanding the scope of its existing customer relationships.

     o EMPHASIZE PRODUCTS THAT IT CAN SELL AT A GREATER PROFIT MARGIN. Delta Galil is shifting its focus to products that it can sell at a higher profit margin. Delta Galil introduced higher margin intimate apparel products, including, bras, nightwear and seam-free and support underwear, and it is continuing to innovate and develop higher margin products, such as products using microfibers.

     o DEVELOP RELATIONSHIPS WITH SELECTED NEW CUSTOMERS. Delta Galil is developing relationships with new customers who require high quality products to sell under their private labels or brands, are capable of ordering in significant volumes, demonstrate substantial growth potential and require Delta Galil's high level of service. Recent customer additions include Lane Bryant (U.S.), Tesco and Dunnes (U.K.).

     o CONTINUOUSLY IMPROVE ITS MANUFACTURING EFFICIENCY. Delta Galil continuously seeks to increase manufacturing efficiencies by (1) moving labor intensive functions to lower cost countries, (2) further automating its operations and (3) introducing new technologies.

     o PURSUE STRATEGIC ACQUISITIONS. In 2000 Delta Galil completed the acquisitions of Dominion Hosiery Mills and Wundies Industries, and in 2001 of Inner Secrets, as more fully described below. Delta Galil may pursue additional strategic acquisitions of businesses that would complement its product lines and customer relationships.

RECENT ACQUISITIONS

     ACQUISITION OF WUNDIES

         On September 11, 2000, Delta Galil completed the acquisition of Wundies Industries, Inc., a U.S. company, and its subsidiaries. Wundies produced private label ladies' intimate apparel and underwear and sleepwear for girls.

         At the time of the acquisition, Wundies' plants were located in Pennsylvania and Honduras and it also sourced products in the Far East, Mexico and El Salvador.

         With the acquisition of Wundies, Delta Galil gained significant manufacturing capacities and an established North American distribution and marketing infrastructure, helping it to increase its activities in the North American market. This acquisition also helped Delta Galil build its "mass market" business, with customers such as Wal-Mart, Kmart, Target, JC Penney and Mervyns.

         In exchange for Wundies' stock, the shareholders of Wundies received 1,305,050 ordinary shares of Delta Galil representing approximately 6.5% of Delta Galil's issued share capital after the acquisition on a fully diluted basis.

     ACQUISITION OF INNER SECRETS

         On January 5, 2001, Delta Galil, through its subsidiary, Wundies Industries Inc., completed the acquisition of Inner Secrets Inc., a New Jersey corporation, and its subsidiaries. Inner Secrets manufactured and marketed private label brassieres and other ladies' intimate apparel.

         At the time of the acquisition, Inner Secrets manufactured its products in its factory in the Dominican Republic (which was closed in the first quarter of 2002) and outsourced to sub-contractors in the Far East, including Hong Kong, China, Indonesia and Bangladesh, as well as other countries including Guyana, Mexico, Haiti, and Columbia. Inner Secrets had a distribution center in Harrison, New Jersey.

         Inner Secrets had many quality customers, catering mainly to the mass market, including Target, Wal-Mart and Kmart.

         As of December 31, 2001 Wundies Industries and Inner Secrets were merged into a new company - Delta Galil USA Inc.

         As consideration for all of the share capital of Inner Secrets, Delta Galil paid $48.7 million in cash, of which $14.4 million was for retirement of bank and other debt, and $5.9 million in ordinary shares, comprised of 454,020 ordinary shares valued at $13.05 per ordinary share. The goodwill attributed to the purchase of Inner

Secrets amounted to approximately $24.3 million. In April 2003, Delta Galil USA paid $2.0 million as an adjustment to the purchase price. This payment was allocated as part of the goodwill.

         Based on the performance of Delta Galil USA in 2003 and 2004, Delta Galil may be required to pay the selling shareholders of Inner Secrets additional performance payments of up to an aggregate of $6.7 million over the two year- period.

         The acquisition of Inner Secrets provides Delta Galil with the opportunity for additional penetration into the U.S. mass market, and complements Delta Galil's previous acquisitions of companies that cater to the mass market.

PRODUCTS

         Delta Galil works closely with its customers to design and manufacture high quality knitwear. Delta Galil produces a variety of products using cotton and man-made fibers. Delta Galil's products are generally sold at all price levels.

         The following table outlines representative products in each of Delta Galil's product categories, key customers/brands and the percentage of total revenues that each product category represented during 2000, 2001 and 2002.

                                                                                                   % OF REVENUES
                                                                                               YEAR ENDED DECEMBER 31,
PRODUCT CATEGORY          KEY PRODUCTS            KEY CUSTOMERS/BRANDS                      2000        2001        2002
----------------          ------------            --------------------                      ----        ----        ----
Ladies' Intimate          Fashion and basic       Dim                   Kmart                44%         58%         59%
Apparel                   panties and bras        Donna Karan           Wal-Mart
                          (including seam-free)   GAP                   Tommy Hilfiger
                          Women's nightwear       Hema                  Fila
                          Girl's nightwear        JC Penney             Calvin Klein
                                                  Marks & Spencer       Mervyn's
                                                  Victoria's Secret     Lane Bryant
                                                  Schiesser             Kohl's
                                                  Target                Charming Shoppes

Socks                     Men's, women's and      Carrefour             Gap                  16%         13%         15%
                          children's leisure,     Hema                  Old Navy
                          dress and sport socks   Marks & Spencer       Newton
                                                  Nike                  Marshall's
                                                  Tchibo                JC Penney
                                                  Dim                   Wal-Mart
                                                  Sears                 C&A

Men's Underwear           Briefs                  Calvin Klein          Schiesser            20%         15%         11%
                          Boxer shorts            Gap                   Target
                          Mini-briefs             Hema                  J. Crew
                          Undershirts             Hugo Boss             Bannana Republic
                          Men's nightwear         Marks & Spencer
                                                  Polo Ralph Lauren

Babywear                  Fashion and classic     Marks & Spencer                             8%          6%          7%
                          items, focusing on
                          newborns

Leisurewear               T-shirts                Marks & Spencer                             4%          3%          4%
                          Polo shirts
                          Sweatshirts
                          Leisure clothes

Others                    Fabrics, Elastic                                                    8%          5%          4%
                          tapes  and other
                          operations

          o LADIES' INTIMATE APPAREL: Delta Galil's intimate apparel items include both fashion and basic underwear, as well as bras. Delta Galil has introduced machinery to produce seam-free panties, tops and control underwear. Delta Galil has been shifting its product mix to increase its focus on these products.

          o SOCKS: Delta Galil manufactures men's, women's and children's socks that are sold at medium to high retail prices in the leisure, dress and sports categories. Among the varieties of socks that Delta Galil manufactures are socks with popular cartoon and other characters that Delta Galil licenses.

          o MEN'S UNDERWEAR: Delta Galil manufactures men's fashion and basic underwear for customers that include marketers of fashion brands and department store private labels.

          o BABYWEAR: Babywear includes fashion and classic daywear and sleepsuits in a wide variety of styles and fabrics, with a focus on newborns. Delta Galil products in this category are sold at medium to high retail prices.

          o LEISUREWEAR: Delta Galil manufactures basic and fashion leisurewear in a wide variety of styles and fabrics. The products range from T-shirts, polo shirts, sweatshirts and jogging suits to leisure and fashionable blouson jackets that are sold at medium to high retail prices.

          o OTHERS: This category includes sales of production overruns of fabrics and Elastic tapes.

CUSTOMERS

          Delta Galil maintains long-term relationships with its customers, many of whom control significant market shares in their respective countries. Delta Galil premises its marketing strategy on its ability to offer customers a package of services, including product planning and design tailored to the customers' needs, high-tech quality manufacturing, distribution and logistics setup and computer-linked accounts.

          Delta Galil has strong in-house creative teams of designers and technology experts, consisting of fashion designers, textile designers, yarn experts, knitting experts and dyeing and finishing experts. Delta Galil's design specialists remain constantly apprised of technological innovations in textile equipment and the state of the art in yarns, fabrics and accessories worldwide. Delta Galil's presence in both the United States and Europe also enables its design personnel to offer significant sales and marketing advice in both markets. Although Delta Galil's products are sold predominantly under the private labels and brands of its customers, Delta Galil's design specialists collaborate closely with its customers to design and develop products. The design teams prepare presentations for customers, including analysis of previous season successes and failures, and, with the customer's participation, develop the concept, product, packaging and product specifications, tailored to the customer's specific needs. Delta Galil believes that the comprehensive nature of the services it offers is a major factor in the strength of its relationship with its customers.

     THE NORTH AMERICAN MARKET

          Recognizing the North American market's size and diversification, Delta Galil has targeted this market as its major strategic market for growth and profitability. Through internal growth and a series of acquisitions, Delta Galil has been successful in rapidly increasing its presence in the North American market. Sales to North America grew from $47.3 million (which represented 15.6% of total sales) in 1998 to $310.6 million (which represented 55.6% of sales) in 2001. In 2002 sales to North America decreased by 2.4% to $303.1 million (representing 53.4% of sales). For an explanation of this decrease, see Item 5: "Operating and Financial Review and Prospects - Results of Operations".

     MARKS & SPENCER RELATIONSHIP

          Delta Galil is one of Marks & Spencer's five largest suppliers and has been doing business with Marks & Spencer for more than 20 years. Marks & Spencer sells all of its products under its own brand name and is one of the leading retailers of men's underwear, women's underwear and men's socks in the United Kingdom. Delta Galil sells, on an average basis, approximately, 6.5 million units to the Marks & Spencer distribution center per month. Delta Galil is a diversified supplier to Marks & Spencer, selling to 20 different departments of the chain. Each department is independently managed, has autonomy in procurement decisions, and establishes its own product standards and supply requirements.

          Delta Galil's sales to Marks & Spencer grew from $1 million in 1981 to $49 million in 1990, to $92 million in 1995 and to $188 million in 2000, representing 43.4% of Delta Galil's revenues in 2000. The growth in Delta Galil's revenues from 1997 through 2000 was due largely to the increase in sales to Marks & Spencer. Sales to Marks & Spencer increased 34%, 3%, 18% and 3% in 1997, 1998, 1999 and 2000, respectively.

          In 2000 and 2001, Marks & Spencer suffered from reduced sales and profitability. Delta Galil, as a leading supplier to Marks & Spencer, was affected by Marks & Spencer's decreased revenues as well as by the weakness of the pound sterling. In 2001 sales to Marks & Spencer, in dollar terms, amounted to $153 million, a decrease of 19% compared to 2000, reflecting a sharp decrease in selling prices. In 2002 sales increased by 14% in dollar terms, compared to sales in 2001 and amounted to $174 million.

     ISRAELI MARKET

          Delta Galil believes that it is among the market leaders in Israel for men's underwear, ladies' intimate apparel and socks, with $34 million in sales in 2002. These sales include products Delta Galil manufactures, as well as goods it imports into Israel or purchases from other Israeli suppliers. Of Delta Galil's sales in Israel, 52% are made through retail department stores and supermarkets, and 48% are made through Delta Galil's Delta Plus factory outlets. As of December 31, 2002 Delta Plus had 57 factory outlets, of which Delta Galil owned 31 directly and 26 were franchises. As of April 1, 2003 Delta Plus had 63 factory outlets, of which Delta Galil owned 31 directly and 32 were franchises.

SEASONALITY

          Delta Galil's revenues fluctuate due to seasonal purchasing by consumers. Revenues in the last two quarters of the year generally exceed revenues in the first two quarters due to back-to-school and holiday purchases.

MANUFACTURING

     MANUFACTURING PROCESS

          Delta Galil's manufacturing techniques enable it to provide its customers with a wide array of consistently high quality products customized to their individual needs at competitive prices. The production process includes the following steps:

          o RAW MATERIAL PROCUREMENT: The raw materials Delta Galil requires include, primarily, cotton yarns, blends of cotton and synthetic yarns (such as cotton-spandex, cotton-Lycra(R)and cotton-viscose) and elastics. Delta Galil purchases its raw materials from several international and domestic suppliers and historically has not experienced any difficulty in obtaining raw materials to meet production requirements. The price of these raw materials fluctuates due to varying supply and demand and other market factors over which Delta Galil has no control. Delta Galil purchases its raw materials only against actual orders, except for basic cotton yarn. As a result, Delta Galil can effectively manage its raw material inventory. Typically, Delta Galil does not maintain inventory of raw materials for a period of more than eight weeks.

               From time to time, when market conditions are favorable, Delta Galil enters into contracts with various suppliers of basic cotton yarn for delivery over a period of three to six months.

          o KNITTING: Delta Galil produces the knitted fabric required for the underwear and other garments it manufactures in Israel and in Egypt. Delta Galil produces 60 to 100 different types of fabric. Delta Galil operates approximately 135 automatic knitting machines, with a total production capacity of approximately 500-520 tons of fabric per month depending on the type of fabric produced. During 2002, Delta Galil produced approximately 350 tons of fabric per month, approximately 96% of which Delta Galil used and the remainder of which was sold to third parties. Delta Galil does not have any long-term supply obligations and is able to adjust its capacity for its own use when necessary. Delta Galil outsources from various suppliers the rest of the knitted fabric it requires.

               In addition, Delta Galil operates approximately 1,650 knitting machines for the production of socks, with a total production capacity of approximately 6.5 million pairs per month. During 2002, Delta Galil produced approximately 6.0 million pairs of socks per month.

          o DYEING AND FINISHING: Delta Galil has its own dyeing plants in Nahariya and Carmiel, Israel, and in Toronto, Canada for dyeing of yarn, fabrics and products. The dyeing plants are principally engaged in supplying Delta Galil's own requirements. Delta Galil outsources the dyeing and finishing for production in Egypt. Delta Galil's ability to control the dyeing and finishing of its products and accumulated expertise in this area are key elements in its ability to provide quality products to its customers.

          o CUTTING: Delta Galil uses computerized, automatic cutting equipment, which minimizes fabric waste.

          o SEWING: Cut fabrics are sewn to complete the product, including the addition of accessories such as elastic waist and leg bands and labels. Delta Galil is currently operating at its sewing capacity, which is, on an average basis, approximately 15 million units per month (depending on the type of product). Delta Galil operates 9 sewing plants, of which one is located in Israel, three in Jordan, three in Egypt, one in Honduras and one in Hungary. Delta Galil also subcontracts sewing functions, primarily to contractors in Israel, Egypt, Eastern Europe, the Far East and Central America.

          o TESTING AND QUALITY ASSURANCE: Delta Galil places significant emphasis on quality control and uses quality assurance teams at each stage of the manufacturing process. Delta Galil's quality assurance procedures meet the very strict quality control standards of its customers.

     SEAM-FREE MANUFACTURING

          Applying technology utilized in the manufacture of hosiery, Delta Galil produces one-piece seam-free panties and bras. Seam-free technology enables the direct conversion of yarn into a nearly completed final product by a single machine. After the machine knits the basic garment, all that is required to complete the garment is dyeing and a limited amount of sewing and finishing.

          The seam-free process eliminates most stages of the manufacturing process, which required special equipment such as knitting machines, cutting equipment and extensive sewing machine operations, and personnel. This advanced computer-intensive technology enables the production of a substantially wider range of fabrics, styles and product lines. The use of the seam-free machines also improves Delta Galil's potential to manufacture fashionable products with consistently higher quality, durability and comfort.

          Delta Galil is making a major effort to capitalize on this unique and new technology. Delta Galil continuously engages in research and development to create additional products that use the seam-free technology. Nevertheless, sales of seam-free products decreased from $40.2 million in 2000 to $18.3 million in 2002. The design, development and manufacturing of these products require more resources than traditional products. Delta Galil has seen sales of seam-free products drop as we did not offer the market enough innovative products. Delta Galil believes that in 2003 and beyond sales will start to climb again.

          As of December 31, 2002, Delta Galil owned 239 seam-free knitting machines acquired at an aggregate cost, net of grants, of approximately $14 million and currently working at a yearly average capacity of approximately 40%. In 2001 a subcontractor of Wundies operated additional seam-free knitting machines the products of which were sold to Wundies under an exclusive, long-term contract. In 2002 Delta Galil signed an agreement for the cancellation of the contract. This agreement includes purchase of a building in North Carolina, 80 seam free knitting machines and other equipment used for production of seam free products. Delta Galil's goal is to increase consumer demand for seam-free products in order to fully utilize its seam-free production capacity.

     OUTSOURCING OF PRODUCTS

          Subcontractors manufactured goods in Egypt (babywear and underwear), Turkey (socks), Romania (bras, babywear and underwear), Bulgaria (socks) and Bangladesh, Mexico, El Salvador, Indonesia and China (all ladies intimate apparel), which in 2002 accounted for approximately 40% of Delta Galil's revenues. Delta Galil personnel closely supervise the production by subcontractors in these countries.

     JORDANIAN JOINT VENTURE

          In 1995, Delta Galil entered into a joint venture with Century Investment Group, a Jordanian company. Delta Galil supplies cut fabric to the joint venture and purchases sewing services. Delta Galil holds a controlling interest in this joint venture and purchases virtually all of the goods produced by the joint venture.

SALES AND MARKETING

          Delta Galil customizes its sales and marketing strategy according to individual customers' geographic regions and the market segment. For example, one sales and marketing group handles the Marks & Spencer account, another handles sales to the mass market, and a third focuses on accounts for middle and upper market customers in the United States. Depending on where a target customer is located, Delta Galil's sales offices in Europe, North America or Israel implement the marketing strategy in coordination with headquarters. Delta Galil staffs sales offices with experienced personnel who maintain an ongoing contact with its customers and respond to customers' needs promptly and effectively.

DELTA GALIL'S MANUFACTURING FACILITIES

          Delta Galil has manufacturing facilities in Israel, Jordan, Egypt, Canada, Honduras and Hungary. During the fourth quarter of 2002, Delta purchased a logistic center in Hungary, in which it intends to set up sewing and cutting facilities for the production of babywear and bras. Delta Galil also sub-contracts to manufacturers in Egypt, Turkey, Romania, Bulgaria, Central America and the Far East. In 1995, Delta Galil began transferring labor intensive production functions from its plants in Israel and Scotland to Egypt and Jordan. Since 1996, seven sewing plants in northern Israel and all manufacturing plants in Scotland were closed and their production capacity was transferred to Egypt, Jordan and Eastern Europe, leaving Delta Galil with only one sewing plant in Israel. In 2002, 77% of Delta Galil's revenues were generated from the sale of products produced in low labor cost countries, up from 70% in 2001. In 2002, goods produced in Israel represented 14% of Delta Galil's revenues, down from 18% in 2001 and 35% in 2000.

          The following table summarizes the distribution of Delta Galil's revenues by location of production, stated as a percentage of total revenues for the periods indicated:

                                                                                      % OF REVENUES(5)
                                                                               -------------------------------
                                                                                         YEAR ENDED
                                                                                         DECEMBER 31,
                                                                               -------------------------------
COUNTRY             ACTIVITY                       PRODUCTS                      2000        2001       2002
-------             --------                       --------                    --------    --------   --------
Far East            Purchase of finished           Ladies intimate apparel         *         17%         20%
                    products

Egypt.........      Knitting(1)                    Ladies' intimate apparel       21%        17%         19%
                    Dyeing(2)                      Men's underwear
                    Cutting                        Babywear
                    Sewing(1)                      Leisurewear

                    Purchase of finished
                    products

Caribbean &         Sewing(1)                      Ladies' intimate apparel       6%         17%         15%
Central             Cutting
America             Purchase of finished
                    products

Israel........      Design                         Ladies' intimate apparel       35%        18%         14%
                    Knitting                       Men's underwear
                    Dyeing                         Socks
                    Cutting & sewing(1)            Knitted fabric
                    Production of elastics         Elastic bands
                    Distribution center

Jordan........      Sewing(1)(3)(5)                Ladies' intimate apparel       14%        14%         13%
                                                   Men's underwear

Turkey........      Purchase of finished products  Men's and boys' socks           5%         4%          5%

Eastern Europe      Knitting(2)                    Ladies' intimate apparel        2%         3%          5%
                    Sewing(2)                      Socks
                                                   Babywear

North America       Design                         Ladies' intimate apparel        5%         4%          4%
                    Cutting                        Ladies Socks
                    Sewing
                    Knitting(1)
                    Distribution center

Scotland......      Design                         Babywear                        6%         2%          1%
                    Cutting & sewing(4)            Leisurewear
                    Warehousing(4)

------------------------------
*    Less than one percent.
(1)  A portion of these activities is outsourced to local contractors.
(2)  All of these activities are outsourced to local contractors.
(3) This activity is performed by a joint venture in which Delta Galil has a controlling interest.
(4)  These activities were discontinued starting 2003.
(5)  Fabric produced in Israel.
(6) In addition 6%, 4% and 4% of revenues in 2000, 2001and 2002, respectively, were from other operations, such as fabric sales and elastic tapes.

MANAGEMENT INFORMATION SYSTEMS

          Delta Galil has invested in information technology as a tool to reduce overall costs, enhance the efficiency of its garment design and manufacturing, and support the sale and distribution of its products to its customers. Delta Galil's production software processes customer orders, schedules production for such orders and monitors the products ordered during all stages of production, from knitting to sewing and during packaging and distribution. Delta Galil believes that its information technology system has been effective in meeting its demands. Delta Galil spent $5.3 million in 2002 and intends to spend $6.2 million in 2003 to enhance its system's capabilities in order to support the growing demand for Delta Galil's products.

POLITICAL AND ECONOMIC CONDITIONS IN ISRAEL

          Delta Galil is incorporated under the laws of, and a significant portion of its offices and manufacturing facilities are located in, the State of Israel. Accordingly, Delta Galil is directly affected by political, economic and military conditions in Israel. The operations of Delta Galil would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

     POLITICAL CONDITIONS

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. There can be no assurance as to how the "peace process" will develop or what effect it may have upon Delta Galil.

          Despite progress towards peace between Israel, its Arab neighbors and the Palestinians, major hostilities may revive. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians. The unrest in and around the areas administrated by the Palestinian Authority may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on Delta Galil's operations and business. In addition, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. Delta Galil does not believe that the recent violence or the boycott have had a material adverse effect on Delta Galil, but there can be no assurance that further violence or restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on Delta Galil's business.

     ECONOMIC CONDITIONS

          Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sections of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all these areas.

     TRADE AGREEMENTS

          Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Trade in Services and to the Agreement on Basic Telecommunications Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

          Delta Galil benefits from Israel's status as the only country in the world that currently has free trade agreements with the United States, Canada, the European Union and the European Free Trade Association. The trade agreements permit Delta Galil to sell its Israeli manufactured products to the United States, Canada and the member countries of the European Union and the European Free Trade Association free of customs duties and import quotas. The United States has extended the benefits of the Israel-United States Free Trade Area Agreement to goods processed in the area of Jordan in which Delta Galil has its facilities. Due to a free trade agreement between the EU and Egypt, Delta Galil's products manufactured in Egypt can enter the EU countries duty free as well. Delta Galil also benefits from tariffs and quotas applicable to goods produced in the Far East, which are not applicable to Delta Galil's products produced outside the Far East In addition, the State of Israel provides incentives that reduce the cost of equipment to Delta Galil and which may not be available in other countries.

     CAPITAL EXPENDITURES

          The following table shows Delta Galil's fixed assets purchases for the last three years on a cash flow basis, broken down by regions. These capital expenditures were financed from Delta Galil's operating cash flow, and, in Israel, also by government grants.

                                                 YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                              2000        2001        2002
                                             ------      ------      ------
                                                     ($ IN THOUSANDS)
Israel..................................     25,684**     7,365       5,892
North America...........................        399       1,129       5,156*
Egypt...................................      6,232       3,992       2,899
Eastern Europe..........................                              2,553
Jordan..................................      3,788       2,192         703
United Kingdom..........................      2,635          69         408
Others..................................         72         688          64
                                             ------      ------      ------
                                             38,810      15,435      17,675
                                             ======      ======      ======

------------------------------
* Including $3.9 million relating to the purchase of a building, seam-free knitting machines and other equipment used for production of seam-free products. See "Manufacturing - "Seam-free Manufacturing".

** Includes investments in fabrics and seam-free knitting machines and related infrastructure.

DELTA GALIL'S ORGANIZATIONAL STRUCTURE

         Delta Galil is an Israeli corporation that commenced operations in 1975. It currently has 22 subsidiaries in which it holds at least a 50% interest. Six of the subsidiaries are marketing subsidiaries in Europe, North America and Israel. The main operations are included in the following companies:


                                        PLACE OF            OWNERSHIP
         COMPANY                     INCORPORATION           INTEREST                     FUNCTION
---------------------------------  --------------------  -----------------  --------------------------------------
Delta Galil USA. Inc.                Delaware, U.S.A.          100%          o    Manufactures ladies and girls
                                                                                  intimate apparel.
Delta Galil Europe Ltd.              U.K.                      100%          o    Distribution services and
                                                                                  marketing center.
Delta Galil Holland B.V.             Holland                   100%          o    Contract manufacture and owns
                                                                                  Delta Galil's interest in
                                                                                  Delta Textile Egypt-Free
                                                                                  Zone S.A.E., Dominion
                                                                                  Hosiery Inc., Century
                                                                                  Wear Corporation (WLL),
                                                                                  Delta Galil Hungary KFT
                                                                                  and Delta Textile
                                                                                  Bulgaria Ltd.
Delta Textile Egypt  - Free Zone     Egypt                     100%          o    Manufactures men's and women's
S.A.E.                                                                            underwear and leisurewear.
Dominion Hosiery Inc.                Canada                    100%          o    Manufactures ladies' socks in
                                                                                  Canada.
Century Wear Corporation (WLL)       Jordan                    50%*          o    Joint venture in Jordan that
                                                                                  performs sewing for the
                                                                                  production of various
                                                                                  products.
Delta Galil Hungary KFT              Hungary                   100%          o    Operates logistic center and
                                                                                  manufactures babywear and
                                                                                  bras.
Delta Textile Marketing Ltd.         Israel                    100%          o    Factory outlets and wholesale
Delta Textile (New York) Ltd.        New York, U.S.A.          100%          o    Marketing
Delta Elastic Tapes Industries,      Israel                    90%           o    Manufactures elastic tape and
Ltd.                                                                              other components used in
                                                                                  underwear manufacture.

------------------------------
* Delta Galil effectively controls this joint venture as a result of its holding of an additional controlling share.


PROPERTY, PLANT AND EQUIPMENT

          Delta Galil has manufacturing facilities in Israel, Scotland, Jordan, Egypt, Turkey, Canada, Hungary and the United States. Delta Galil maintains its principal Israeli manufacturing, warehousing and administrative facilities in Carmiel, Nahariya, Daliat el-Carmel and Tel-Aviv. In Israel, Delta Galil owns six facilities, including its principal production facility in Carmiel, and leases eight facilities. The leases, including all extension options, for five facilities expire on various dates between 2004 and 2011. The remaining lease expires in 2003, and Delta Galil is confident that it can renew that lease on terms no less favorable than the existing lease. Delta Galil also owns approximately 50 acres of undeveloped beachfront property surrounding its Nahariya facility. This property is zoned mainly for tourism or residential uses.

          In addition, Delta Galil owns a facility in Scotland, leases a warehouse near London and leases offices in London. Delta Galil leases six manufacturing and storage facilities in Egypt pursuant to 25 year leases that expire between 2019 and 2025. Delta Galil's joint venture in Jordan leases sewing and cutting facilities in Irbid, and in Amman.

          Delta Galil also leases manufacturing facilities in Toronto, Canada, in Honduras, and in Pennsylvania, as well as a warehouse in New Jersey and a facility in Hong Kong. These leases expire between 2003 and 2011. Delta Galil is confident that it can renew these leases on terms no less favorable than existing leases. Delta Galil also owns a facility in Rockingham, North Carolina and a logistic center in Hungary, in which it intends to set up sewing and cutting facilities. Management believes that Delta Galil's existing facilities are well maintained, in good operating condition and provide adequate space for Delta Galil's current level of operations. In addition, Delta Galil believes that its facilities and operations are in compliance with current governmental regulations regarding safety, health and environmental pollution. Delta Galil generally has complied with these regulations and such compliance has not had a material adverse effect on its capital expenditures, earnings or competitive position.

          The following table shows Delta Galil's owned and leased properties and facilities as of June 1, 2003:

           PLANT LOCATION                    SQUARE FEET                  MAIN FUNCTION
--------------------------------------   --------------------   ----------------------------------
Carmiel, Israel                                605,000          Textile manufacturing
Nahariya, Israel                               257,000          Dyeing
Daliat El Carmel, Israel                        37,800          Manufacturing elastic tape and
                                                                warehouse
Tel Aviv, Israel                                10,750          Main office
Rosh Ha'ain, Israel                             64,280          Offices and warehouse
Delta Plus retail chain, Israel                 30,000          Retail
London                                          25,000          Offices
Northampton                                    145,125          Warehouse
Scotland                                       130,215          Offices and warehouse
Jordan                                         200,000          Sewing and warehouse
Egypt                                          276,000          Knitting, cutting, sewing,
                                                                warehouse and offices
New Jersey, U.S.                               125,000          Logistic center, warehouse and
                                                                offices
New York, U.S.                                  30,000          Offices
Pennsylvania, U.S.                             410,000          Warehouse and logistic center
Honduras                                       110,000          Sewing and warehouse
Hong Kong                                       12,000          Offices and warehouse
Canada                                          38,700          Socks manufacturing
Hungary                                        135,000          Logistic center, cutting, and
                                                                sewing

ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH DELTA GALIL'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS INCLUDED IN ITEM 18 OF THIS ANNUAL REPORT. DELTA GALIL'S CONSOLIDATED FINANCIAL STATEMENTS ARE PREPARED IN CONFORMITY WITH US GAAP.

OVERVIEW

          Following is a discussion of certain topics that will help you to better understand our results of operations discussed below:

     REVENUES


          Delta Galil's revenues in 2002 increased by 1.5% and amounted to $567.3 million compared to $558.8 million in 2001.

          The following table shows Delta Galil's revenues by geographical area, stated in million U.S. dollars and as a percentage of total revenues, for the years ended December 31, 2000, 2001 and 2002:

                                                              YEAR ENDED DECEMBER 31,
                                 ------------------------------------------------------------------------

                                           2000                      2001                    2002
                                 ----------------------     ---------------------    --------------------
                                     $            %             $            %           $           %
                                 --------      --------     --------     --------    --------    --------
North America.............          143.9          33.1        310.6         55.6       303.1        53.4
United Kingdom............          192.5          44.3        156.8         28.1       181.3        32.0
Europe (excluding U.K.)...           53.3          12.3         45.9          8.2        44.4         7.8
Israel....................           44.7          10.3         45.5          8.1        38.5         6.8
                                 --------      --------     --------     --------    --------    --------
Total.....................          434.4         100.0        558.8        100.0       567.3       100.0
                                 ========      ========     ========     ========    ========    ========

          In 2002, sales to North America decreased by 2.4% to $303.1 million representing 53.4% of total sales. The decrease is attributed to a $9.7 million decrease in sales to Kmart and $8.1 million decrease in sales to DKNY due to its decision to exit from the men's category. Delta Galil's sales to its top customer, the U.K. chain Marks & Spencer, increased by 13.6% to $174.2 million in 2002 compared to $153.3 million in 2001. The increase is attributed to an overall increase in Marks & Spencer sales and to the strengthening of the pound sterling versus the dollar. Delta Galil's sales to the Israeli market decreased by 15.4% to $38.5 million in 2002 compared to $45.5 million in 2001.

          The increase in total revenues in North America and in the Ladies Intimate Apparel category in 2001 compared to 2000 was mainly due to the acquisition of Wundies Industries and Inner Secrets. Wundies was consolidated into Delta Galil's results starting in September 2000 and Inner Secrets was consolidated into Delta Galil's results starting in January 2001. The increase in revenues in North America in 2001 compared to 2000 excluding these acquisitions was approximately 8%.

          The following table shows Delta Galil's revenues by product categories, stated as a percentage of total revenues, for the years ended December 31, 2000, 2001 and 2002:

                                                 YEAR ENDED DECEMBER 31,
                                        ----------------------------------------
                                           2000           2001           2002
                                        ----------     ----------     ----------
Ladies' Intimate Apparel..............     43.7%          57.6%          59.2%
Socks.................................     15.6           13.6           15.2
Men's Underwear.......................     20.0           14.9           11.2
Babywear..............................      8.4            5.8            7.2
Leisurewear...........................      3.8            2.7            3.6
Fabrics and Others....................      8.5            5.4            3.6
                                        ----------     ----------     ----------
Total.................................      100%           100%           100%
                                        ==========     ==========     ==========

     ACQUISITION OF INNER SECRETS

          On January 5, 2001, Delta Galil Industries Ltd., through its wholly owned subsidiary, Wundies Industries Inc., completed the acquisition of all of the outstanding shares of Inner Secrets Inc., a New Jersey corporation, and its subsidiaries. Inner Secrets manufactures and markets private label brassieres and other ladies' intimate apparel.

          As consideration for all of the share capital of Inner Secrets, Delta Galil paid $48.7 million in cash, of which $14.4 million was for retirement of bank and other debt, and $5.9 million in ordinary shares, comprised of 454,020 ordinary shares valued at $13.05 per ordinary share. The goodwill attributed to the purchase of Inner Secrets amounted to approximately $24.3 million.

          In April 2003, Delta Galil USA paid $2.0 million as an adjustment to the purchase price. This payment was allocated as part of the goodwill.

          Based on the performance of Delta Galil USA in 2003 and 2004, Delta Galil may be required to pay the selling shareholders of Inner Secrets additional performance payments of up to an aggregate of $6.7 million over the two year period.

     ACQUISITION OF WUNDIES

          On September 11, 2000, Delta Galil completed the acquisition of all of the share capital of Wundies Industries, Inc., a U.S. company, and its subsidiaries. Wundies produces private label ladies' intimate apparel and underwear and sleepwear for girls.

          The acquisition price was $29.1 million including $1.0 million acquisition and issuance costs. In payment of the acquisition price, the shareholders of Wundies received 1,305,050 ordinary shares of Delta Galil representing approximately 6.5% of Delta Galil's issued share capital after the acquisition on a fully diluted basis. A total of 70,979 of these ordinary shares were allotted to certain Wundies employees pursuant to an employee stock plan adopted by Delta Galil. The excess of cost of acquisition over the fair value of net assets on acquisition date - $15.6 million - is presented as goodwill. Pursuant to a related agreement, a representative of Wafra Acquisition Fund 11, L.P., an investment fund which owned approximately 93.5% of Wundies, was appointed as a director of Delta Galil, for as long as Wafra continues to hold at least 50% of the ordinary shares of Delta Galil it received.

     ACQUISITION OF A LOGISTIC CENTER IN HUNGARY

          In November 2002, Delta Galil, through a wholly owned subsidiary, purchased the operations of Komar Textile Trading, a logistic center, which included real estate, movables and receivables from subcontractors in Hungary. The acquisition price was $5.6 million, and the excess of the cost of the acquisition over the fair value of net assets amount to $0.75 million.

     RESEARCH AND DEVELOPMENT

          Delta Galil has strong in-house creative teams of designers and technology experts, consisting of fashion designers, textile designers, yarn experts, knitting experts and dyeing and finishing experts. Delta Galil's design and development expenses increased to $20.8 million in 2002, as compared to $19.5 million in 2001, and $13.3 million in 2000. The increase in the research and development expenses in 2001 is mainly attributed to the acquisitions of Wundies Industries and Inner Secrets.

     HEDGING TRANSACTIONS

          For a discussion of Delta Galil's use of financial derivatives and instruments in the management of risks relating to currency and interest rate fluctuation, see Item 11: "Quantitative and Qualitative Disclosures About Market Risk" and notes 1(s) and 13 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

     SALE OF INTERESTS IN ARAD TOWELS AND STANDARD TEXTILE (EUROPE) LTD.

          On December 31, 1998, Delta Galil sold its 40.7% interest in Arad Towels Ltd. to Standard Textile (Europe) Ltd. ("STE") for $12.4 million in cash and a 15% interest in STE. The capital gain on this transaction totaled $5.2 million, of which $3.1 million was applied to income in 1998 and the balance of $2.1 million was applied to income in 1999.

          On August 6, 2000 Delta Galil entered into an agreement with S.T.I. Industries and Technologies Ltd., S.T.I.A. Holdings Ltd. and STE , for the sale of its 15% holdings in STE for $9 million. The transaction is to be carried out in four installments, subject to adjustments as stipulated in the agreement. The first installment, 25% of the shares held by Delta Galil, was transferred to the buyers upon the signing of the agreement, for $2.25 million. The second installment was transferred on January 15, 2002, for consideration of $2.48 million, and the third installment was transferred on January 15, 2003 for consideration of $2.57 million. Delta Galil recognized a capital gain of $960,000 in 2002 from this transaction and a similar profit will be recognized in 2003. The fourth installment is to be transferred on January 15, 2004.

          If, as a result of the adjustments, not all of the STE shares held by Delta Galil are purchased by January 15, 2004, or if STE issues shares under a private placement or offers shares to the public prior to that date, Delta Galil will be entitled to demand that STE purchase from it the balance of the shares it holds at that time. In addition, the buyers have been granted an option to purchase the balance of the STE shares held by Delta Galil prior to January 15, 2004.

          Under the agreement, so long as Delta Galil holds at least 7.5% of STE's shares, it is entitled to appoint a director to STE's Board of Directors. As of December 31, 2002 Delta Galil holds 7.5% of the share capital of STE and accounts for its investment in STE by the equity method. As a result of the transfer of STE's shares in January 2003, Delta Galil holds less than 7.5% of STE's shares and it is not entitled to appoint a director. Therefore, as of January 2003 Delta Galil no longer has significant influence on STE, and the investment in STE is to be accounted for by the cost method.

STOCK REPURCHASES

          In September 2001 Delta Galil's Board of Directors approved a plan for the repurchase of up to $3 million of its ordinary shares within the following 12 months. By the end of 2002, Delta Galil completed the repurchase of 378,500 ordinary shares at an average price of $7.9 per share.

          In December 2002, Delta Galil successfully completed a self-tender offer in which it purchased 565,000 ordinary shares at a price per share of $11.0, for aggregate consideration of $6.2 million.

EMPLOYEE STOCK OPTION PLAN

          In October 2002, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of options exercisable to purchase 1,100,000 ordinary shares. In November 2002, the Company granted 1,004,500 options to 97 employees of the group (including 100,000 options granted to the CEO) at an exercise price of $9.0 per share. The options are vested in four equal batches. The first, second third and fourth batches will vest in November 2003, 2004, 2005 and 2006, respectively.

          The options are exercisable over a three-year period, following one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batches.

RESULTS OF OPERATIONS

          The following table sets forth Delta Galil's results of operations expressed as a percentage of total revenues for the periods indicated:

                                                                              YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------
                                                                          2000         2001          2002
                                                                        --------     --------      --------
Revenues........................................................         100.0%       100.0%        100.0%
Cost of revenues................................................          78.6         81.6          80.5
                                                                        --------     --------      --------
Gross profit....................................................          21.4         18.4          19.5
Selling, marketing, general, administrative,
      goodwill amortization and restructuring expenses..........          13.7         14.4          14.6
                                                                        --------     --------      --------
Operating income................................................           7.7          4.0           4.9
Financial expenses - net........................................          (1.5)        (0.9)         (1.0)
Other income- net...............................................           0.2          0.1           0.2
                                                                        --------     --------      --------
Income before taxes on income...................................           6.4          3.2           4.1
Taxes on income.................................................          (1.3)        (1.1)         (1.0)
                                                                        --------     --------      --------
Income after taxes on income....................................           5.1          2.1           3.1
Share in profits of associated companies - net..................           0.1            *             *
Minority interests in profits of subsidiaries - net.............          (0.1)        (0.1)         (0.2)
                                                                        --------     --------      --------
Net income......................................................           5.1%         2.0%          2.9%
                                                                        ========     ========      ========

------------------------------
* Less than 0.1%.

     YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

          REVENUES. Total revenues in 2002 increased by 1.5% and amounted to $567.3 million compared to $558.8 million in 2001. Revenues in North America decreased by 2.4% and amounted to $303.1 million in 2002 compared to $310.6 million in 2001. The decrease is attributed to a decrease in Delta's North America sales to specialty and department stores, which dropped 11.5% in 2002 totaling $101.1 million, compared to $114.3 million in 2001, offset by revenues to the US mass market which increased 2.9% in 2002 totaling $202.0 million, compared to $196.3 million in 2001. The increase in revenues in the U.K. is attributed to an overall increase in Marks & Spencer sales and to the strengthening of the pound sterling against the US dollar. Revenues to the Israeli market dropped by 15.4% from $45.5 million in 2001 to $38.5 million in 2002. The decrease is attributed mainly to the devaluation of the NIS vs. the dollar, which resulted in a $5.0 million decrease, and to the discontinuance of the consolidation of Edomit's results starting 2002, which resulted in a $2.9 million decrease. Sales of seam-free products decreased from $25.2 million in 2001 to $18.3 million in 2002.

          COST OF REVENUES. Delta Galil's cost of revenues is comprised mainly of cost of materials, salaries and related expenses, work performed by subcontractors, depreciation and amortization and the changes in inventories of finished products and products in process. While costs associated with depreciation and indirect salaries are generally fixed, cost of materials, work performed by subcontractors and direct salaries are variable.

Cost of revenues in 2002 remain almost unchanged and amounted to $456.7 million (80.5% of revenues) compared to $455.7 million (81.6% of revenues) in 2001. Wages and salaries decreased by approximately 8% mainly due to the devaluation of the NIS versus the dollar. This decrease was offset mainly by a 3% increase in the cost of work performed by subcontractors and by $2.0 million cost of cancellation of a contract with a supplier.

          GROSS PROFIT. Gross profit in 2002 increased by 7.3% over 2001 and totaled $110.6 million (19.5% of revenues), compared to $103.0 million (18.4% of revenues) in 2001. The increase in the gross profit margin in 2002 resulted mainly from the strengthening of the pound sterling and the euro versus the dollar and the devaluation of the NIS versus the dollar in real terms, which contributed approximately 1.3% of sales, offset by $2.0 million cancellation of a contract with a supplier.

          SELLING AND MARKETING EXPENSES. Delta Galil's selling and marketing expenses are comprised mainly of salaries and related expenses, professional expenses, packaging, transportation and delivery, advertising, royalties, depreciation and amortization, commissions and leases. While costs associated with salaries, professional expenses, depreciation and amortization and leases are generally fixed, packaging, transportation, delivery, advertising, royalties and commissions are more variable. Selling and marketing expenses increased by
4.6 % to $ 60.2 million (10.6% of revenues) in 2002 compared to $57.6 million (10.3% of revenues) in 2001. The increase in selling and marketing expenses is attributed mainly to a $3.1 million increase in transportation and delivery expenses, due to a decrease in product supply lead time, which requires the increase of air shipment rather than sea shipment.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses are comprised mainly of salaries and related expenses, entertainment and travel expenses, professional fees, doubtful accounts and bad debts, depreciation and amortization and other office expenses. General and administrative expenses increased from $20.8 million in 2001 to $21.5 million in 2002. The increase in general and administrative expenses is attributed mainly to a $0.9 million increase in wages and salaries and a $0.4 million increase in provision for doubtful accounts offset by a decrease of $0.5 million in capital gain from realization of fixed assets. General and administrative expenses in 2002 included a provision of $2.6 million to write off doubtful accounts receivable from Kmart and a provision of $0.9 to write off doubtful accounts of an Israeli retail chain. In 2001, general and administrative expenses included a provision for doubtful accounts of $3.4 million, following the Kmart filing for Chapter 11 bankruptcy protection. The provisions made regarding Kmart debt reflect the expected settlement following the customer's forecasted emergence from Chapter 11. By doing so, Delta Galil has written off all the pre-petition outstanding receivables.

          GOODWILL AMORTIZATION. Based on FAS 142, which Delta Galil adopted on January 1, 2002, goodwill with indefinite life is no longer amortized. Prior to January 1, 2002 Delta Galil amortized goodwill in equal annual installments usually over a period of 40 years. This amortization amounted to $1.5 million in 2001. See "Critical Accounting Policies - Valuation of Intangible Assets-Goodwill".

          RESTRUCTURING EXPENSES. Restructuring expenses, comprising mainly expenses relating to the closure of sewing plants, increased from $0.9 million in 2001 to $1.1 million in 2002.

          OPERATING INCOME. Operating income in 2002 increased by 25.0% compared to 2001 and totaled $27.8 million (4.9% of revenues) compared to $22.2 million (4.0% of revenues) in 2001. The increase in the operating profit margin is primarily due to the increase in gross profit margin and due to the cancellation of the goodwill amortization.

          FINANCIAL EXPENSES - NET. Financial expenses increased by 14.8% to $5.5 million in 2002 from $4.8 million in 2001. Interest expenses decreased by $2.9 million, from $7.2 million in 2001 to $4.3 million in 2002, due to a decrease in interest rates. Exchange differences in 2002 amounted to an expense of $1.2 million, compared to an income of $2.4 million in 2001, mainly due to the devaluation of the NIS versus the dollar, and to the strengthening of the pound sterling and euro against the dollar.

          OTHER INCOME. Other income in 2002 consists of a $1.0 million capital gain from realization of the investment in an associated company, as described above "Sales of Arad Towels and Standard Textile (Europe) Ltd".

          TAXES ON INCOME. Income taxes for 2002 were provided for at an effective tax rate of 24.8% compared to 32.8% in 2001. THE decrease in the effective tax rate in 2002 compared to 2001 is mainly due to an increase in pre-tax earnings of subsidiaries that are subject to lower tax rates.

          SHARE IN PROFITS OF ASSOCIATED COMPANIES. Delta Galil's investment in STE is accounted for by the equity method. Starting in 2002 Delta Galil's investment in Edomit Ltd is also accounted for by the equity method. Delta Galil's share in profits of associated companies amounted to $0.2 million in 2002 compared to $0.1 million in 2001.

          MINORITY INTEREST IN PROFITS OF SUBSIDIARIES - NET. Delta Galil operates sewing facilities in Jordan through a partially owned subsidiary - Century Wear Corporation (WLL). Minority interests in profit of this subsidiary in 2002 amounted to $1.0 million. Minority interest in profit of subsidiaries - net in 2001 amounted to $0.7 million and represented the minority share in profit of Century Wear and the share in Edomit results - a hotel activity, which Delta Galil ceased to consolidate starting in 2002.

          NET INCOME. Net income in 2002 increased by 45.5% and totaled $16.6 million (2.9% of sales) compared to $11.4 million (2.0% of sales) in 2001.

     YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

          REVENUES. Total revenues in 2001 increased by 28.6% and amounted to $558.8 million compared to $434.4 million in 2000. Revenues in North America increased by 115.8% and amounted to $310.6 million in 2001 compared to $143.9 million in 2000. The increase is attributed to the acquisition of Wundies and Inner Secrets. Revenues in 2001 in North America excluding the acquisitions grew by approximately 7.9%. Delta's North America sales to specialty and department stores decreased 15% in the fourth quarter of 2001 as compared to the fourth quarter of 2000. This decrease in sales reflects a general weakness in this segment of the US market aggravated by the September 11 terror attack. Revenues in the U.K. decreased by 19%, to $156.8 million, as compared $192.5 million in 2000. The decrease in revenues in the U.K. is attributable to a decrease in sales to Marks & Spencer. Sales to Marks & Spencer decreased in 2001 by 9% in pound sterling terms reflecting an increase in sales volume offset by a sharp decrease in selling prices. Sales to Marks & Spencer in dollar terms decreased in 2001 by 19% due to the weakness of the pound sterling versus the dollar. Sales of seam-free products decreased from $40.2 million in 2000 to $25.2 million in 2001.

          COST OF REVENUES. Cost of revenues in 2001 increased to $455.7 million (81.6% of revenues) compared to $341.5 million (78.6% of revenues) in 2000. The increase is attributable to a $79.9 million increase in contracted work; a $17.9 million increase in other operational expenses and a $4.5 million increase in wages and salaries all relating to the acquisitions made and to the increase in sales and production.

          GROSS PROFIT. Gross profit in 2001 increased by 10.9% over 2000 and totaled $103.0 million (18.4% of revenues), compared to $92.9 million (21.4% of revenues) in 2000. The decrease in the gross profit margin in 2001 resulted mainly from the weakness of the pound sterling versus the dollar, and the price erosion in sales to Marks & Spencer.

          SELLING AND MARKETING EXPENSES. Selling expenses increased 34.0% to $57.6 million (10.3% of revenues) in 2001, compared to $43.0 million (9.9% of revenues) in 2000. Most of the increase in selling and marketing expenses is attributed to salaries, royalties and other expenses relating to the acquisition of Wundies and Inner Secrets.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 49.6% to $20.8 million in 2001, compared to $13.9 million in 2000. The increase in general and administrative expenses is attributed mainly to a provision of $3.4 million to write off doubtful accounts receivable from-Kmart, following the customer's filing for Chapter 11 bankruptcy protection. The increase is also attributed to the consolidation of Wundies and Inner Secrets.

          GOODWILL AMORTIZATION. Goodwill amortization increased from $0.9 million in 2000 to $1.5 million in 2001, as a result of the acquisitions.

          RESTRUCTURING EXPENSES. Restructuring expenses comprising mainly expenses relating to closure of sewing plants, decreased from $1.8 million in 2000 to $0.9 million in 2001.

          OPERATING INCOME. Operating income in 2001 decreased by 33.4% as compared to 2000 and totaled $22.2 million (4.0% of revenues) compared to $33.3 million (7.7% of revenues) in 2000. The decrease in the operating profit margin is due to the write off of accounts receivable from Kmart and the weakness of the pound sterling versus the dollar.

          FINANCIAL EXPENSES - NET. Financial expenses decreased by 28.1% to $4.8 million in 2001 from $6.6 million in 2000. Interest expenses increased by $2.2 million, from $5.0 million in 2000 to $7.2 million in 2001, due to higher debt levels mainly caused by the acquisition of Inner Secrets, despite the decrease in interest rates. Exchange differences in 2001 amounted to an income of $2.4 million as compared to expenses of $1.9 million in 2000, mainly due to the devaluation of the NIS versus the dollar.

          OTHER INCOME - NET. Other income - net consists mainly of capital gains on sale of interests in an associated company. Other income in 2001 was $0.5 million compared to other income of $1.0 million in 2000. In 2000, other income included $0.8 million profit from realization of investment in an associated company and other capital gains.

          TAXES ON INCOME. Income taxes for 2001 were provided for at an effective tax rate of 32.8% as compared to 19.9% in 2000. The increase in the effective tax rate in 2001 compared to 2000 was mainly due to the consolidation of the U.S. companies, which has raised the average tax rate of the group.

          SHARE IN PROFITS of associated company - net. Delta Galil's investment in Standard Textile (Europe) is accounted for by the equity method. Delta Galil's share in profits of an associated company was $0.1 million in 2001 compared to $0.3 million in 2000.

          MINORITY INTERESTS IN PROFITS OF SUBSIDIARIES - NET. Delta Galil operates a hotel, through a partially owned subsidiary - Edomit Ltd. In addition Delta Galil operates sewing facilities in Jordan through a partially owned subsidiary - Century Wear Corporation (WLL). Minority interests in profits of subsidiaries - net represents the minority shareholders' share in the profits of these subsidiaries. Minority interests in profits of subsidiaries in 2001 were $0.7 million, compared to $0.6 million in 2000.

          NET INCOME. Net income in 2001 decreased by 48.0% and totaled $11.4 million (2.0% of sales) as compared to $22.0 million (5.1% of sales) in 2000.


CRITICAL ACCOUNTING POLICIES

          To improve your understanding of Delta Galil's financial statements, it is important to obtain some degree of familiarity with Delta Galil's principal or significant accounting policies. These policies are described in
Note 1 to the Consolidated Financial Statements listed in Item 18. Delta Galil, in conjunction with its external auditors, reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of Delta Galil. As part of this process, Delta Galil has reviewed the selection and application of its critical accounting policies and financial disclosure as at December 31, 2002, and it believes that the Consolidated Financial Statements listed in Item 18 present fairly, in all material respects, the consolidated financial position of Delta Galil as at that date.

          In preparing Delta Galil's financial statements in accordance with GAAP, Delta Galil's management must often make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. However, Delta Galil believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on Delta Galil's consolidated results of operations, financial position or liquidity for the periods presented in the Consolidated Financial Statements listed in Item 18.

          Delta Galil is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic and political environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3 - Risk Factors.

          Delta Galil considers its most significant accounting policies to be those relating to fixed assets and inventory valuation, both of which, as well as Delta Galil's accounting policy relating to goodwill valuation are discussed below.

     FIXED ASSETS VALUATION

          Fixed assets are stated at cost, net of related investment grants. Depreciation is computed using the straight - line method on the basis of the estimated useful life of the assets. Due to rapid changes in technology and in the specifies of the business and due to the materiality of the fixed assets and depreciation rates on its financial results, Delta Galil considers this to be a critical issue. On January 1, 2002 Delta Galil adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS 144 requires that long-lived assets be held and used by an entity, be reviewed for impairment and, if necessary, written down to the estimated fair value, whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable through undiscounted future cash flows.

     INVENTORY VALUATION

          Inventory is valued at the lower of cost or market value. If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Inventory is written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.

      VALUATION OF INTANGIBLE ASSETS - GOODWILL

          Goodwill represents the excess of cost of investments in subsidiaries acquired over the fair value of the net assets at acquisition. Until December 31, 2001, Goodwill was amortized in equal annual installments usually over a 40-year period, the maximum allowed period under U.S. GAAP. As from January 1, 2002, pursuant to FAS 142," Goodwill and Other Intangible Assets," goodwill is no longer amortized but rather is tested for impairment annually. Delta has completed the transitional impairment review of goodwill on June 30 ,2002, as required by FAS 142: the various reporting units, for which separately identifiable cash flow information is available, were identified and the fair values of such reporting units were determined using the net income multiple of similar companies. Consequently, Delta has determined that there is no indication of impairment with respect to goodwill as of January 1, 2002. Delta has selected September 30 as the date on which it will perform its annual impairment test for indefinite life intangible assets. As of December 31, 2002, no impairment was required.

NEW ACCOUNTING STANDARDS UNDER US GAAP

FAS 143

          In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". FAS 143 prescribes the accounting for obligations associated with retirement of tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 will be effective for Delta Galil for the fiscal years that began January 1, 2003. Delta Galil does not expect the adoption of FAS 143 to have a material effect on the consolidated financial statements.

FAS 145

          In April 2002, the FASB issued FAS No. 145, ""Revision of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections". Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion APB No. 30, ""Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

          Delta Galil does not expect the adoption of FAS 145 to have a material effect on its consolidated financial statements.

FAS 146

          In June 2002, the FASB issued FAS No. 146 ""Accounting for Costs Associated with Exit or Disposal activities"". FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as was the previous accounting policy. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

          Delta Galil is considering the effect of FAS 146 as it will apply to potential future exit of disposal activities.

FAS 148

          In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002.

          Delta Galil has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS FAS 148 in these consolidated financial statements and the accompanying notes. See note 1q to the consolidated financial statements.

FIN 45

          In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in Delta Galil financial statements; however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

          Delta Galil does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

FIN 46

          In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities". Under FIN 46, entities are separated into two groups: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements. FIN 46 becomes effective during 2003.......

          Delta Galil has performed an initial review and does not believe it has any interest in VIE. Delta Galil does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

          Delta Galil finances its operations mainly from cash flow from operations, supplemented, if needed, by revolving short-term bank loans and long-term bank loans. Delta Galil repays short-term bank loans if the cash flow from operations exceeds the cash needs for operations and investment.

          Following is a breakdown of Delta Galil's cash flows for the last three years:

                                                                         YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                                  2000            2001            2002
                                                               ----------      ----------      ----------
                                                                            ($ IN MILLIONS)
Net cash flow provided by operating activity............         $31.6           $32.9           $26.3
Net cash flow used in investing activity................         (34.4)          (45.9)          (19.7)
Net cash flow provided by financing activity
 (excluding dividends to shareholders and cost of
 acquisition of treasury shares)........................          13.9            23.9            10.5
Dividends to shareholders...............................          (7.4)           (5.8)           (7.0)
Cost of acquisition of treasury shares..................                          (1.0)           (8.4)
                                                               ----------      ----------      ----------
Increase in cash and cash equivalents...................          $3.7            $4.1            $1.7
                                                               ==========      ==========      ==========

          In 2000, 2001 and 2002 Delta Galil generated excess cash flow from operations of $31.6 million, $32.9 million, and $26.3 million respectively.

          The decrease in net cash flow provided by operating activity from $32.9 million in 2001 to $26.3 million in 2002 is mainly due to an increase of $10.5 million in receivables during 2002 compared to a decrease of $17.0 million during 2001. This increase was partly offset by an increase in accounts payable and accruals of $4.4 million in 2002 compared to a decrease of $10.4 million in 2001 and an increase of $5.2 million in net income in 2002 compared to 2001.

          Net cash flow used in investing activity in 2002 was $19.7 million compared to $45.9 million in 2001. Net cash flow used in investing activity in 2001 included $33.8 million acquisition of Inner Secret while in 2002 included $5.6 million for the acquisition of a logistic center in Hungary.

          Net cash flow provided by financing activities decreased by $13.4 million to $10.5 million in 2002. The decrease is attributed mainly to a decrease in receipt of long-term bank loans of $8.0 million in 2002.

     DEBT

          Delta Galil has incurred bank debt mainly for working capital, capital expenditures and general corporate purposes. Delta Galil's bank loans are issued under secured bank lines of credit of up to $192 million of which, as of December 31, 2002, Delta Galil had $95 million available for additional borrowings under the same prevailing rates. Delta Galil's bank loans bear interest at annual rates ranging from approximately 2.3% to 5% and are secured by liens on Delta Galil's assets.

          Delta Galil's bank lines of credit permit either short-term or long-term borrowings. All of Delta Galil's short-term loans have maturities of up to three months. Most of Delta Galil's borrowings are for shorter periods in order to maintain cash management flexibility. Long-term bank loans mature in periods up to November, 2008. Most of the increase in the short and long-term debt in 2001 was attributed to acquisitions made in the United States.

          Delta Galil USA Inc. is a party to a credit agreement, which was amended as of June 14, 2002, with Bank Leumi USA and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of Delta Galil USA Inc. The credit agreement provides for up to $86 million in loans of which $26 million are term loans and the remainder is revolving credit. The principal of the term loans are payable in 14 equal quarterly installment of approximately $1.9 million each until December 1, 2005. As of December 31, 2002 $56 million of this credit line was utilized.

          On December 24, 1989, Delta Galil issued NIS 29.4 million ($15.0 million) aggregate principal amount of debentures. As of January 31, 2002 the debentures were fully repaid.

          Set forth in the table below are Delta Galil's bank debt and debentures.

                                                                    YEAR ENDED
                                                      --------------------------------------
                                                         2000          2001          2002
                                                      ----------    ----------    ----------
                                                                 ($ IN MILLIONS)
SHORT-TERM:
       Bank loans....................................    $60.3         $86.4         $96.4
       Current maturities of long-term loans.........      5.1           6.9          10.3
       Debentures....................................      1.3           0.6             -
                                                      ----------    ----------    ----------
           Total Short-term..........................     66.7          93.9         106.7
                                                      ----------    ----------    ----------
LONG-TERM:
       Bank loans....................................     14.2          25.2          23.0
       Debentures....................................      0.6
                                                      ----------    ----------    ----------
           Total Long-term...........................     14.8          25.2          23.0
                                                      ----------    ----------    ----------
           Total Debt................................    $81.5        $119.1        $129.7
                                                      ==========    ==========    ==========

     WORKING CAPITAL AND CAPITAL EXPENDITURES

          Working capital at December 31, 2002 was $67.9 million, compared to $74.0 million at December 31, 2001. Delta Galil believes that its working capital is sufficient for the company's present requirements. Delta Galil has no material commitment for capital expenditures.

          Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2002:

                                                                     PAYMENTS DUE BY PERIOD
                                                       --------------------------------------------------
                                                        WITHIN 1                                  AFTER
CONTRACTUAL OBLIGATIONS                     TOTAL         YEAR       2- 3 YEARS    4-5 YEARS     5 YEARS
                                          ---------    ----------   ------------  -----------   ---------
                                                                 (U.S. $ IN MILLIONS)
Long-Term Debt.......................       $33.3        $10.2          $20.4          $1.5          $1.2
Capital Lease Obligations............         1.2                         0.1           0.1           1.0
Operating Leases.....................        46.0          6.8           13.6          13.6          12.0
Payments in connection with the
   acquisition of a subsidiary (see
   "Acquisition of Inner Secrets")...                      6.7
                                              6.7
Letter of credits and bank
guarantees...........................         4.0         14.0
                                           ------      -------        -------       -------       -------
Total Contractual Cash
Obligations..........................      $108.0        $37.7          $34.1         $15.2         $14.2

See Item 11: "Quantitative and Qualitative Disclosures About Market Risk" regarding obligations related to forward currency contracts.

ITEM 6:   DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

          DIRECTORS AND SENIOR MANAGEMENT

          The directors and executive officers of Delta Galil are as follows:

          NAME                      AGE   POSITION
          ----                      ---   --------

          Dov Lautman               67    Chairman of the Board of Directors
          Arnon Tiberg              59    President, Chief Executive Officer and
                                          General Manager
          Aviram Lahav              44    Chief Financial Officer
          Michael Fitzgerald        60    Senior Vice President
          Yechiel Naor              54    Senior Vice President
          Imad Talhami              44    Senior Vice President
          Eli Weinberg              52    Senior Vice President
          Esti Maoz                 55    Senior Vice President
          Lee A. Chaden(3)          61    Director
          Aharon Dovrat             72    Director
          R. Henry Kleeman(3)       45    Director
          Harvey M. Krueger         74    Director
          Gideon Lahav (1)(2)       74    Director
          Noam Lautman              34    Director
          Peter Petrillo(4)         42    Director
          Dan Propper               62    Director
          Zalman Shalev(2)          80    Director
          Amiram Sivan(1)(2)        65    Director
          Amior Vinocourt(2)        76    Director
          Ann E. Ziegler(3)         45    Director

          (1)  External Director.
          (2)  Member of the Audit Committee.
          (3) Mr. R. Henry Kleeman, Mr. Lee A. Chaden and Ms. Ann E. Ziegler are nominees of Sara Lee International Corporation pursuant to a Shareholders Agreement among Sara Lee and the Lautman Group concerning the election of directors.
          (4) Mr. Peter Petrillo is a nominee of Wafra Investment Advisory Group, Inc. pursuant to a Letter Agreement by and among Sara Lee, the Lautman Group and Wafra Investment Advisory Group, Inc.

          DOV LAUTMAN is the founder of Delta Galil and has served as the Chairman of the Board of Directors since 1975. From 1975 to 1996, Mr. Lautman was the Chief Executive Officer of Delta Galil. From 1986 to 1993, Mr. Lautman served as President of the Manufacturers Association of Israel and as the Chairman of the Coordinating Bureau of Economic Organizations of Israel. From 1993 to 1995, Mr. Lautman was the Prime Minister's Special Emissary for Economic Development. Since May 2001, Mr. Lautman has served as the chairman of the executive council of the Tel Aviv University.

          ARNON TIBERG has been the President and Chief Executive Officer of Delta Galil since 1996. Mr. Tiberg served as a Director of Delta Galil from 1990 until becoming the Chief Executive Officer in 1996. He is presently a Director of Nilit Ltd., Strauss-Elite Holding Ltd., Kali Insurance Agency Ltd., and The First International Bank of Israel Ltd. Mr. Tiberg is also a member of the Executive Council of the Association of Publicly Traded Companies (of The Tel Aviv Stock Exchange).

          AVIRAM LAHAV has been the Chief Financial Officer of Delta Galil since 1997. From 1993 to 1997, Mr. Lahav was Chief Executive Officer of
Europcar/Eurodollar Israel, a car rental company and, from 1991 to 1993, Chief Financial Officer of Mediterranean Car Agency Ltd. Mr. Lahav is a certified public accountant (Isr).

          MICHAEL FITZGERALD was formerly Chief Executive Officer of Wundies Industries from 1989 until the company merged with Delta Galil in 1999. Since 1999 he has served as CEO of Delta Galil USA and was named Senior Vice President in 2002. Mr. Fitzgerald started with Wundies in 1974 as manager of the ladies underwear division. He became Vice President of Marketing in 1983. Between 1966 and 1974 Mr. Fitzgerald held various marketing posts at the Buick Division of General Motors, Allied Chemical Fibers Division, and the Coated Fabric Division of Occidental Petroleum. Mr. Fitzgerald holds a Bachelor of Arts Degree from Fordham University and an MBA from the Bernard Baruch College of the City University of New York.

          YECHIEL NAOR joined Delta Galil in 1997 as the General Manager of the Textile Operation. In 2002 he was promoted to Senior Vice President. From 1984 until 1996 he served as VP and General Manager of Malden Mills Industries in Lawrence, Mass. From 1973 to 1984 Mr. Naor served as Division Manager and Technical Director of Argaman Industries in Israel. Mr. Naor holds an MSc in Textile Chemistry, Plastics and Polymers and BSc Degree in Chemistry and Physics from the Hebrew University in Jerusalem.

          IMAD TALHAMI started his career at Delta in 1983 as a sewing plant manager. He managed several sewing plants until he was re-located to manage Delta's facilities in Scotland. In 1996 he returned to Israel when he was promoted to Lingerie Operation Director. In 1999 he was promoted to Director of Delta's Marks and Spencer Operations. In 2002 Mr. Telhami was promoted to Senior Vice President and CEO of Delta's Innerwear USA Operation. Mr. Telhami holds a BSc in Industrial Management from Shenkar College in Israel.

          ELI WEINBERG joined Delta Galil in 1997 as Managing Director of Delta Socks Ltd., a position he held until 2002, when promoted to Senior Vice President of Delta Galil and CEO of Delta Galil Europe operations. Previously, he served as Managing Director of Amnir from 1993 to 1997 and Managing Director of Tradetex International Inc from 1986 until 1993. Mr. Weinberg holds an MBA and a Masters Degree in Industrial Engineering.

          ESTI MAOZ has been with Delta Galil since its inception in 1975. Ms. Maoz has served as SVP Global Development and Marketing since November 2002. From September 1991 through October 2002, Ms. Maoz served as the President of Delta Textiles (New York) Ltd. During these years, Ms. Maoz developed and managed the marketing operations within North America. In 1987 Ms. Maoz established the new Ladies Underwear Division and managed the Division through 1991. From 1984 through 1987 Ms. Maoz served as the Corporate Director of Product Development and Design. From 1978 through 1984 Ms. Maoz served as the Manager of all the sewing plants in Delta Galil. Ms. Maoz studied Business and Marketing at the Haifa University in Haifa, Israel.

          LEE A. CHADEN is Senior Vice President of Human Resources of Sara Lee Corporation. Mr. Chaden joined Sara Lee in 1991 as President of the US and Westfar Division of Playtex Apparel, Inc., which Sara Lee acquired that year. He was promoted to President and Chief Executive Officer of Sara Lee Intimates in 1994, was elected a Vice President of Sara Lee Corporation in 1995 and became a Senior Vice President in 1998. He was promoted to Chief Executive Officer of Sara Lee Branded Apparel - Europe in 1999, and was appointed to his current position in 2001. Mr. Chaden began his career with Procter & Gamble in 1966 as a Brand Manager and joined Playtex's apparel division in 1970 as a Senior Product Manager. He served in various marketing and general management positions for Playtex Italy, Playtex France and Playtex Canada, where he served as President from 1974 to 1976. In 1976 he was named Area Vice President of the international division and was promoted to Vice President - General Manager for Playtex's Family Products Division in 1977. In 1979 Mr. Chaden joined Marketing Corporation of America (MCA), a leading marketing services company, as a partner. In 1981 he became a Principal in General Consumer Electronics, a subsidiary of MCA. Mr. Chaden was named Chief Executive Officer of Intcrac Corporation in 1983, and in 1985 he became one of two general partners managing Marketcorp Ventures, the venture capital subsidiary of MCA. Mr. Chaden earned a Bachelor of Science Degree in Industrial Engineering from Purdue University and a Master of Business Administration Degree from the University of California at Berkeley.

          AHARON DOVRAT has served as a Director of Delta Galil since December 1998. Mr. Dovrat is the chairman of Dovrat & Co. Ltd., Isal Ltd., Alvarion Ltd., Cognifit Ltd. Mr. Dovrat serves as a Director of DS Polaris Ltd., Technomatix Technologies Ltd. and Solgood Communication Ltd. From 1992 to 1998 Mr. Dovrat was the chairman of the Dovrat, Shrem & Co. S.A., an investment banking firm established in 1991, as well as a Director of Domicar Ltd., Investment Company of Bank Hapoalim Ltd., Oshap Technologies Ltd. and Ordan Industries Ltd. Until 1991 Mr. Dovrat served as managing Director of Clal (Israel) Ltd., one of Israel's largest public investment companies.

          R. HENRY KLEEMAN has served as a Director of Delta Galil since June 2000. Mr. Kleeman is a Vice President, Deputy General Counsel and business practices officer of Sara Lee Corporation, where he has served as an attorney since 1995. Mr. Kleeman also serves as a director of several Sara Lee subsidiaries. Mr. Kleeman earned a bachelor of arts degree in English and economics from Colgate University and a J.D. from the University of Chicago Law School.

          HARVEY M. KRUEGER has served as a Director of Delta Galil since August 1999. Mr. Krueger is Vice Chairman of Lehman Brothers and has been involved with that firm and Kuhn Loeb & Co., one of its constituent firms, since 1959. Mr. Krueger currently serves as a Director of Automatic Data Processing Inc., R.G. Barry Corp., Chaus Inc., and is also Chairman of Stockton Management. In addition, Mr. Krueger is Chairman of the Peres Center for Peace, former Chairman of Cooper-Hewitt National Design Museum and the Smithsonian Institution, former and honorary Chairman of the Hebrew University of Jerusalem, and a member of the Board of Directors for Beth Hatefutsoth and Beth Israel Medical Center (NY).

          GIDEON LAHAV has been a Director of Delta Galil since June 1998. Mr. Lahav also serves as a Director of Orbotek Ltd., Paz Oil Industries, Discount Investment Corporation Ltd. and Tempo Beer Industries Ltd. From 1991 to 1997, Mr. Lahav served as Chairman of the Boards of Directors of Israel Discount Bank Ltd. and its banking subsidiaries.

          NOAM LAUTMAN has been a Director of Delta Galil since October 2001. Mr. Lautman has been Director for New Ventures and Strategic Business Planning at Teva Pharmaceutical Industries Ltd since 2002. Mr. Lautman previously served in various managerial positions in several Israeli companies, operating in the high-tech field. Mr. Lautman holds a BSc in Computer Science and Mathematics and MBA from New York University. Mr. Lautman is the son of Dov Lautman, the Chairman of the Board of Directors of the Company.

          PETER PETRILLO has served as a Director of Delta Galil since September 2000. Mr. Petrillo is the Senior Managing Director of Wafra Partners, LLC and is a Director of Riviera Trading Inc., Holiday Luggage (Canada) Inc., Travelpro International Inc., Altec Lansing Technologies, Inc., Vulcan Engineering Company, Kenexa Corporation, MariTEL Spectrum Development Inc. and Casiano Communications Inc. Mr. Petrillo was a member of the Board of Directors of Three V Health, Inc., Deliland Foods Corporation, Atlantic Express Transportation Corp., and Phoenix Waste Services Company Inc.

          DAN PROPPER has served as a Director of Delta Galil since 1986. Mr. Propper has been the Managing Director of the OSEM Group of Companies since 1981. Until June 1999, Mr. Propper was the President of the Manufacturers Association of Israel and Chairman of the Coordinating Bureau of Economic Organizations of Israel. Mr. Propper is also a member of the Board of Directors of Weizmann Institute and the Technion, Israel Institute of Technology, and Chairman of the Boards of Directors of various industrial companies.

          ZALMAN SHALEV has served as a Director of Delta Galil since 1988. Mr. Shalev is the former Chairman of the Board of Directors of ORT Israel and a Director of World ORT Union and Israel Technical Incubators. Mr. Shalev is also a member of the Israeli Chief Scientist Advisory Board. Mr. Shalev was a member of the Board of Directors of Leumi & Co. until 1998. From 1967 to 1987 Mr. Shalev served as a Director and President of Elisra Electronic Company. From 1962 to 1966 Mr. Shalev has served as a Director of communication electronics of the IDF.

          AMIRAM SIVAN is the former chairman of the management committee of Bank Hapoalim B.M., a position he held for 16 years, until April 2002. Mr. Sivan serves as a director of Elrob (Israel) Ltd. and Sheraton-Moriah

Ltd. He previously served as chairman of the Board of Directors of Continental Bank of Israel Ltd. Mr. Sivan holds a B.A. in Economics from Hebrew University.

          AMIOR VINOCOURT has served as a Director of Delta Galil since December 1996. Mr. Vinocourt is a Director of Industrial Building Corporation Ltd., and was a Director of Ofis Textile Ltd. and Alliance Tyre (1992) Ltd. Until 1998, Mr. Vinocourt was a Director of Neshua Underwriting and Issuing Ltd. and, from 1994 to 1997 a Director of Bank Hapoalim Ltd. Mr. Vinocourt is a Chartered Accountant (F.C.A.) (England) and a Certified Public Accountant (Isr). From 1972 to 1993 Mr. Vinocourt was managing Director of Industrial Finance Corp. and the Investment Company for Industrial Development in Israel.

          ANN E. ZIEGLER has served as a Director of Delta Galil since July 1998. Ms. Ziegler is a Senior Vice President for Sara Lee Corporation and CFO and SVP-Administration of the Sara Lee Bakery Group. From October 2000 until March 2003, Ms. Ziegler was Senior Vice President - Corporate Development for Sara Lee Corporation. Ms. Ziegler joined Sara Lee in 1993 after being an associate with the law firm Skadden, Arps, Slate, Meagher & Flom. Ms. Ziegler serves on the Board of Directors of Unitrin Inc., Johnsonville Sausage LLC, Lifeline Theater and Metropolitan Family Services. Ms. Ziegler earned a Bachelor of Arts Degree from the College of William and Mary and a J.D. from the University of Chicago Law School.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

          The directors of Delta Galil, other than Dov Lautman who is also an employee of Delta Galil, and the directors designated by Sara Lee, receive a fixed annual compensation of approximately $8,000 for their services on the board of directors or on any committee thereof. In addition, a sum of approximately $300 is paid for attending each Board meeting. In 2002, Delta Galil's expenses for directors' compensation amounted to a total of approximately $70,000.

          The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and executive officers of Delta Galil as a group for the year ended December 31, 2002.

                                             SALARIES, DIRECTORS' FEES,         PENSION, RETIREMENT AND
                                              COMMISSIONS AND BONUSES               SIMILAR BENEFITS
                                              -----------------------               ----------------
All directors and executive officers
(consisting of 20 persons)..........                $2.8 million                      $0.2 million

          As of May 1, 2003, 2,024,812 options to purchase Delta Galil's ordinary shares were outstanding to certain executive officers and key employees (consisting of 108 persons who were granted options). See "Stock Option Plans" below and note 9 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

BOARD PRACTICES

     TERMS OF DIRECTORS

          Delta Galil's directors are elected at the Annual Shareholders Meeting to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Delta Galil's Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board), provided the number of directors is less than fifteen or such other maximum number approved at a general meeting of shareholders. The Articles of Association also provide that the Board of Directors may delegate all of its powers to committees of the Board as it deems appropriate.

          Delta Galil or its subsidiaries have not entered into any service contracts with its non-employee directors that provide benefits upon termination of services.

     EXTERNAL DIRECTORS AND AUDIT COMMITTEE

          Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. The external directors may not have any economic relationship with the company. External directors are elected by the shareholders. The votes in favor of their election must include at least one-third of the votes of the shareholders attending and voting who are non-controlling shareholders of the company, without taking abstentions into account. This approval requirement need not be met if the total votes of such non-controlling shareholders who vote against the election represent 1% or less of all of the voting rights in the company. External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the shareholders at the same majority required to elect them, or by a court. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they breach their duty of loyalty to the company.

          If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

          Any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service.

          Messrs. Gideon Lahav and Amiram Sivan serve as external directors of Delta Galil. Their terms expire on June 27, 2003, and November 4,
2005,.respectively.

          The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by the Companies Law. An audit committee must consist of at least three members and include all of the company's external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

          In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company with applicable law and orderly business practice.

          Pursuant to the listing requirements of the Nasdaq National Market, Delta Galil is required to have at least two independent directors on its board of directors and to establish an audit committee, at least a majority of whose members are independent of management. Messrs. Sivan, Lahav, Shalev and Vinocourt, who we believe are independent of management, currently serve on the audit committee of Delta Galil's Board.

          Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued new rules, which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC's requirements and which are expected to be applicable to us in 2004.

          The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

          The SEC has proposed to define "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

          Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert. If it does, the issuer must disclose the name of the expert. If not, the issuer must disclose why it does not have an audit committee financial expert.

          Delta Galil believes that the current composition of the audit committee satisfies the requirements of the SEC's rules and the proposed Nasdaq rules.

EMPLOYEES

          As of December 31, 2002, Delta Galil employed approximately 11,900 employees of these, 7,600 were engaged in production, and the remainder performed administrative, marketing, logistics and other functions.

          The following table shows the geographical distribution of Delta Galil's employees, as of December 31, 2002:

          COUNTRY                               NUMBER OF EMPLOYEES
          -------                               -------------------
          Israel                                        2,860
          Jordan                                        2,780
          Egypt                                         3,330
          Scotland                                        240
          United States                                   520
          Canada                                          300
          Honduras                                      1,660
          Other                                           210
                                                       ------
          Total                                        11,900
                                                       ======

          Many factory employees are eligible for bonuses based upon the number of units such employees produce in any given day. Delta Galil has not experienced any significant labor stoppages.

          Certain collective bargaining agreements between the General Federation of Labor in Israel, known as the "Histadrut," and the Coordination Bureau of Economic Organizations (including the Industrialists' Association of Israel) are applicable to Delta Galil's employees in Israel. In addition, a collective bargaining agreement relating to members of the Industrialists' Association, which governs employee relations in the textile and clothing industry, applies to all of Delta Galil's textile employees. These agreements concern, among other things, the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, under these agreements, the wages of most of Delta Galil's employees are automatically adjusted in accordance with the cost-of-living adjustments as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index. The amounts and frequency of such adjustments are modified from time to time.

          Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Delta Galil currently funds its on-going severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the

Israeli National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with the wages and range from 10.4% to 16.3% of wages, of which the employee contributes between 43% and 64% and the employer contributes the balance. A majority of Delta Galil's permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Delta Galil generally contributes up to 15.8% (depending on the employee) of base wages to such plans and the permanent employees contribute 5.0% of their base wages.

          In addition, some employees of Delta Galil's U.S. subsidiary are subject to a collective bargaining agreement.

SHARE OWNERSHIP

          See table under Item 7: "Major Shareholders and Related Party Transactions" below.

STOCK OPTION PLANS

          Delta Galil has four stock option plans and has separately issued options to one executive. The total shares that may be issued upon exercise of all outstanding options represent approximately 10% of the outstanding share capital of Delta Galil after taking into account shares issuable upon exercise of these options, as of May 1, 2003.

          In May 1998, Delta Galil adopted an option plan to retain and attract qualified persons as employees and officers and to motivate such persons by providing them with an equity participation. The stock option plan is designed to afford the participants tax benefits under Section 102 of the Israeli Income Tax Ordinance.

          Options issued under the stock option plan are to be held in trust by Investec Clali Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Income Tax Ordinance. Shares issued upon exercise of options will be held by the trustee until the option holder pays applicable taxes. Unexercised options are not entitled to a vote while held by the trustee.

          Options granted under the stock option plan vest over a period of three years in four equal tranches, the first of which vested in August 1998. The options are subject to restrictions on transfer, sale or hypothecation. Options may only be exercised commencing on the date that is two years after the date such options vested and they expire five years after vesting. Restrictions on disposition of options lapse according to the terms of the stock option plan under which those options are granted.

          As of December 31, 2002, Delta Galil had outstanding under this plan options to purchase up to 237,562 ordinary shares at an exercise price of $8.297 per ordinary share, converted to NIS on the date of the exercise. The exercise price is equal to 90% of the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval of the plan. All of these options were granted to executive officers of Delta Galil and its subsidiaries.

          In addition, Delta Galil has granted to Arnon Tiberg, Delta Galil's President and Chief Executive Officer, options to acquire 100,000 ordinary shares. The options were approved by the board of directors and the audit committee in September 1998, and at a shareholders' meeting on October 14, 1998. The option's exercise price is $7.90 per share converted to NIS on the date of the exercise. The exercise price is equal to 90% of the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval of the plan. The options vest in four equal tranches over three years commencing in November 1998.

          In June 2000, Delta Galil adopted a new stock option plan. Under the new plan, options to purchase 809,000 ordinary shares, including an additional 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer, will be granted to 70 employees. As of May 1, 2003, 113,750 options that were granted to 16 employees were forfeited, upon the termination of their employment. The options vest over a three-year period and have an exercise price of $21.07, equal to the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval. The options are to be held in trust by Investec Clali Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Income Tax Ordinance.

          In October 2002 Delta Galil adopted a fourth stock option plan, under which options to purchase up to 1,100,000 ordinary shares may be granted. Under the new plan, options to purchase up to 1,004,500 ordinary shares were granted to 97 employees, including an additional 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer. The options vest over a four-year period and have an exercise price of $9.00. The options are to be held in trust by Investec Clali Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Israeli Income Tax Ordinance. The options vest in four equal batches. The first, second, third and fourth batches will vest in November 2003, 2004, 2005 and 2006 respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. Options to purchase an additional 95,500 shares remain available for grant under the plan. As of May 1, 2003, 42,500 options that were granted to five employees were forfeited upon the termination of their employment.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

          The following table sets forth stock ownership information (including all ordinary shares represented by ADSs) as of May 1, 2003, with respect to:

          1) Each person who is known by Delta Galil to be the beneficial owner of more than 5% of Delta Galil's outstanding ordinary shares; and

          2)    Directors and senior management (on an individual basis);

Except where otherwise indicated, Delta Galil believes, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any other shareholders of Delta Galil. Other than as disclosed below, none of Delta Galil's directors beneficially owns 1% or more of Delta Galil's outstanding ordinary shares.

                                                       NUMBER OF               PERCENT OF
                                                    ORDINARY SHARES         ORDINARY SHARES
          NAME                                     BENEFICIALLY OWNED        OUTSTANDING(1)
          ----                                     ------------------        -----------
          Dov Lautman(2)                               6,344,993                 34.8%
          Sara Lee International Corporation           4,256,537                 23.3%
          Wafra Acquisition Fund 11, L.P.              1,123,010                  6.1%
          Arnon Tiberg(3)                                493,084                  2.7%
          Amior Vinocourt(4)                              63,501                  0.3%
          Dan Propper                                     18,000                  0.1%
          Aharon Dovrat                                   10,050                  0.06%
          Harvey Krueger                                   5,000                  0.03%

          -----------------
          (1) Based on 18,257,616 ordinary shares outstanding, excluding 1,422,486 ordinary shares held by the Company and excluding 100,447 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.
          (2) Includes 4,196,973 shares held by Nichsei Adinoam Ltd. and 1,380,657 shares held by N.D.R.L. Investments (1998) Ltd., each of which is a company controlled by Dov Lautman, and 767,363 shares held directly by Mr. Lautman.
          (3) Includes 439,150 shares held by Ha'lakucah Ha'Neeman (65) Ltd., a company controlled by Mr. Tiberg. Arnon Tiberg was also granted options to acquire 300,000 ordinary shares. Options to acquire 100,000 ordinary shares have an exercise price of $7.90 per share converted to NIS on the date of the exercise, and vest in four equal tranches over three years commencing in November 1998. Options to acquire an additional 100,000 ordinary shares have an exercise price of $21.07 per share converted to NIS on the date of the exercise, and vest in four equal tranches over three years commencing in August 2000. All of these options are exercisable commencing on the date that is two years after the date such options vested and expire five years after vesting. Options to acquire an additional 100,000 Ordinary Shares have an exercise price of $9.00 per share converted to NIS on the date of the exercise. These options vest in equal tranches over four years commencing in November 2003, and expire three years after vesting. The first two trances are not exercisable until November 2004.
          (4) Held through Vinocourt Achzakot Ltd., a company controlled by Mr. Vinocourt.

SHAREHOLDERS AGREEMENTS

          Dov Lautman, the Chairman of the Board of Directors of Delta Galil, and two companies through which he holds shares in Delta Galil, N.D.R.L. Investments (1998) Ltd. and Nichsei Adinoam Ltd., (collectively, the "Lautman Group"), have a shareholders agreement with Sara Lee Corporation and Sara Lee International Corporation.

          The shareholders agreement provides, among other things, that:

     o Sara Lee International Corporation is entitled to nominate 30% of the members of Delta Galil's board of directors, excluding independent directors , with fractions rounded up to the next whole number, and Mr. Lautman is entitled to nominate the remainder of the members of the board, excluding independent directors;

     o Delta Galil may not issue, allot or grant options over or conversion rights into its unissued share capital without the prior consent of Sara Lee International Corporation unless as part of a pro rata distribution of fully paid up bonus shares; and

     o New appointments of a chief executive officer of Delta Galil shall require the consent of Sara Lee International Corporation.

          In addition, the Lautman Group and Sara Lee International Corporation each granted the other a right to purchase any Delta Galil shares that the other party beneficially owns and proposes to sell to unaffiliated third parties.

          The term of the shareholders agreement will expire on the earlier to occur of: (i) the date on which Sara Lee holds less than 18% of the equity rights of Delta Galil and (ii) the transfer by Sara Lee of its shares to a competitor of Delta Galil, which is defined as an entity engaged in the United States, Israel or Western Europe in the manufacture of socks and underwear, including pantyhose and hosiery but excluding brassieres.

          In January 1998, Mr. Lautman purchased from Sara Lee ordinary shares representing 12.52% of Delta Galil's then outstanding shares for an aggregate purchase price of $10.3 million. The price per share paid by Mr. Lautman was 41.9% above the then-current market price.

          In addition, the Lautman Group, Sara Lee Corporation and Sara Lee International Corporation are parties to a Letter Agreement with Wafra Investment Advisory Group, Inc. dated as of September 11, 2000.

          Pursuant to the Letter Agreement, which was entered into in connection with the acquisition of Wundies Industries Inc., Mr. Lautman agreed to nominate a person designated by Wafra Acquisition Fund 11, L.P. and approved by Delta Galil, as one of the nominees that Mr. Lautman is entitled to nominate to the board of directors under the shareholders agreement described above. Each of the Lautman Group, Sara Lee Corporation and Sara Lee International Corporation agreed to vote in favor of such appointment. Wafra's nominee shall serve on Delta Galil's board of directors for a period of two years or as long as Wafra continues to hold at least 50% of the ordinary shares of Delta Galil it received in consideration for its sale of shares of Wundies Industries, Inc.

          As of May 1, 2003, the Lautman Group owned 34.8% and Sara Lee owns 23.3% of the outstanding ordinary shares of Delta Galil.

          As of May 1, 2003, Delta Galil has 26 shareholders of records resident in the United States, accounting for 32.7% of the outstanding ordinary shares. Two U.S. shareholders, Sara Lee International Corporation and Wafra Acquisition Fund 11 L.P., hold 29.5% of the outstanding ordinary shares.

RELATED PARTY TRANSACTIONS

     SALES TO SARA LEE AFFILIATES

          Delta Galil derived 0.9% of its revenues in 2002 from sales to subsidiaries of Sara Lee that own or license brands, such as Dim, Playtex and Polo Ralph Lauren. Delta Galil believes that these sales were on terms no less favorable to Delta Galil than sales to other third parties.

          See "Item 10: Additional Information--Approval of Related Party Transactions under Israeli Law."

ITEM 8:   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See Delta Galil's consolidated financial statements included in Item 18 of this annual report. No significant change has occurred since the date of the consolidated financial statements included herein.

LEGAL PROCEEDINGS

          From time to time, Delta Galil is involved in legal proceedings relating to claims arising out of its operations in the normal course of business, including claims made by employees and former employees.

          In October 1996, the National Labor Court of Israel held that employees who received productivity bonuses in addition to a base wage were entitled to additional amounts to bring total compensation to the minimum wage. Delta Galil had previously paid employees 70% to 80% of the minimum wage as a base salary, plus productivity bonuses. Delta Galil's understanding of the Minimum Wage Law was that employees who received productivity bonuses were not entitled to additional amounts even if their total compensation was below the minimum wage.

          Until 1995, Delta Galil received a relatively small number of employee claims asserting that additional payments had been due under the Minimum Wage Law (approximately three to four claims per month). Following the decision of the National Labor Court, the number of demands and claims received by Delta Galil and actions commenced by employees for such payments increased to 280 in 1997 and 1,378 in 1998, but slowed to 908 in 1999, 163 in 2000, 141 in 2001 and
40 in 2002. As of December 31, 2002, 2,959 claims in an aggregate amount of $7.4 million have been submitted, of which 2,689 were settled for a total amount of $3.9 million. As of December 31, 2002, 270 claims for a total amount of $0.7 million were outstanding.

          Since April 1997, Delta Galil has paid all of its employees in Israel at least the minimum wage. Based on its experience to date, Delta Galil believes it has made an appropriate provision on its books against employee wage claims. However, there can be no assurance that the number of future claims or the amounts claimed will not exceed Delta Galil's estimates.

          Delta Galil believes that there are no other legal proceedings pending or threatened against it or any of its properties that may have significant effects on its financial position or profitability.

DIVIDENDS

          Delta Galil has distributed cash dividends to its shareholders from time to time in the past and will continue to consider, on a quarterly basis, the payment of dividends to its shareholders. However, Delta Galil does not have an established dividend policy, and the amount of future dividends, if any, will be determined from time to time by the board of directors in light of Delta Galil's earnings, financial condition, capital requirements and other factors.

          Following is a breakdown of dividends per ordinary share paid in the last four fiscal years:

                                   YEAR ENDED DECEMBER 31
              -----------------------------------------------------------------
                 1999               2000             2001              2002
                 ----               ----             ----              ----
                $0.78              $0.41             $0.30            $0.37
                =====              =====             =====            =====

          Dividends paid in 1999 include a dividend of $0.41 resulting from the sale of Arad Towels. In April 2003, Delta Galil paid a dividend of $0.13 per ordinary share relating to the 2002 fiscal year.

ITEM 9:   OFFER AND LISTING

          Delta Galil's ordinary shares have been listed on the Tel Aviv Stock Exchange since 1982. The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel.

          In the United States, ADSs evidenced by American Depositary Receipts
(ADRs) represent fully paid ordinary shares of Delta Galil and each ADS represents one fully paid ordinary share. The ADSs are issued pursuant to a Deposit Agreement entered into by Delta Galil and The Bank of New York, as depositary. The Bank of New York's address is 101 Barclay Street, New York, New York 10286. On March 25, 1999, trading of Delta Galil's ADSs commenced on the Nasdaq National Market under the symbol DELT.

          The table below sets forth for the periods indicated (i) the high and low last reported prices of the ordinary shares (in nominal NIS and dollars) on the TASE, and (ii) the high and low sales prices of the ADSs as reported on the Nasdaq since March 1999. The translation into dollars is based on the daily representative rate of exchange on the last day of each period, as published by the Bank of Israel.

                                                                                               ADS
                                                     ORDINARY SHARES                       EQUIVALENTS
                                   -------------------------------------------------       -----------
                                            HIGH                      LOW               HIGH         LOW
                                            ----                      ---               ----         ---
                                       NIS           $          NIS           $           $           $
                                       ---           -          ---           -           -           -
YEAR ENDING DECEMBER 31, 1998:        40.00        10.94       11.45         3.24           -           -
YEAR ENDING DECEMBER 31, 1999:        75.60        18.20       33.44         8.19       17.47        8.84
YEAR ENDING DECEMBER 31, 2000:       101.57        24.98       48.05        11.71       25.19       11.75
YEAR ENDING DECEMBER 31, 2001:
    First Quarter.............        59.18        14.38       51.12        12.40       14.63       12.06
    Second Quarter ...........        55.76        13.45       34.63         8.30       13.82        8.20
    Third Quarter.............        44.07        10.41       33.33         7.64       10.46        7.58
    Fourth Quarter............        45.44        10.36       34.40         7.90       10.10        7.62
YEAR ENDING DECEMBER 31, 2002:
    First Quarter.............        49.35        10.99       35.10         7.52       10.83        7.85
    Second Quarter............        37.50         7.84       32.89         6.76        7.73        6.69
    Third Quarter.............        40.10         8.59       34.79         7.18        8.40        6.86
    Fourth Quarter............        47.20        10.19       32.91         6.77       10.26        6.69
MOST RECENT SIX MONTHS:
         December 2002                47.20        10.19       41.00         8.66       10.26        8.62
         January 2003                 51.00        10.56       47.16         9.85       10.25        9.66
         February 2003                53.70        11.09       49.65        10.22       10.97       10.13
         March 2003                   55.46        11.47       51.40        10.67       11.55       10.40
         April 2003                   57.30        12.67       51.60        11.07       12.60       11.20
         May 2003                     60.85        13.63       53.00        11.58       13.84       11.72

          As of June 10, 2003, the last reported price of the ordinary shares on the TASE was NIS 56.90 ($ 12.93) and the last reported price per ADS on Nasdaq was $ 12.93.

          Fluctuations in the exchange rate between the NIS and the dollar may affect the price of the ordinary shares on the TASE and, as a result, may affect the market price of the ADSs in the United States.

ITEM 10:  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

          Delta Galil is registered with the Israeli Registrar of Companies as a public company, with registration number 52-002560-2. Delta Galil's Articles of Association provide that Delta Galil's objects may include any activity permitted by law, and that Delta Galil can also contribute reasonable amounts to worthwhile causes even if such contributions are not based on profit-oriented business considerations.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

          The Companies Law governs the relationships between a company and its "office holders." Under the Companies Law, an "office holder" is a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title or any other manager directly subordinate to the general manager.

     DISCLOSURE OF PERSONAL INTEREST

          A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on that matter. If a majority of the members of the audit committee or of the board of directors has a personal interest in the matter, the director can participate and vote at such audit committee or board meeting, provided, however, that if the majority of the members or the directors has a personal interest in the transaction, shareholder approval will be also required.

          The Companies Law requires that an office holder and any controlling shareholder promptly disclose to the company any personal interest that he, or any corporation in which he is a 5% or greater shareholder, director or general manager or has the right to appoint at least one director or the general manager, may have, and all related material information known to him, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an "extraordinary transaction", the office holder or controlling shareholder must also disclose any personal interest held by such person's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. An extraordinary transaction is a transaction that is not in the company's ordinary course of business, or not at market terms or that may materially affect the company's profitability, assets or liabilities.

     DIRECTORS' COMPENSATION

          Delta Galil's Articles provide that, unless otherwise approved at a general meeting, each director shall be paid the same remuneration as paid to each of Delta Galil's external directors. Remuneration of external directors is limited by regulations issued under the Companies Law. The directors will be entitled to be reimbursed for reasonable expenses incurred by them in performing their services as directors.

     BOARD APPROVAL

          As more fully described below, depending on the circumstances, approvals of related-party transactions may be required at three levels: board approval, audit committee approval and shareholder approval.

          The Companies Law provides that transactions between a company and its office holders, other than directors, as well as transactions with a company in which an office holder has a personal interest, which are not "extraordinary transactions," require the approval of the board of directors, unless another manner of approval is provided by the articles of association. All arrangements as to compensation of the General Manager, the Chief Executive Officer and the President require approval of Delta Galil's board of directors. Unless otherwise determined by the board of directors, the compensation arrangements of office holders, other than the General

Manager, CEO and/or President, are at the discretion of the General Manager of Delta Galil. Any compensation of office holders who are directors must be approved by the audit committee as well as by the board of directors.

     AUDIT COMMITTEE APPROVAL


          The Companies Law requires approval by both the audit committee and the board of directors of, among other things, the following actions or transactions:

     o proposed transactions in which an office holder has a direct or indirect personal interest and which is outside the ordinary course of the company's business, which is not in accordance with market conditions or which may materially influence the earnings, assets or liabilities of the company;

     o actions which may otherwise be deemed to constitute a breach of fiduciary duty of any office holder of the company, that are done in good faith and that are in the interest of the company; and o terms of service of directors (including terms of their employment as officers of the company).

     SHAREHOLDER APPROVAL

          The Companies Law also provides that, in addition to approval of the audit committee and the board of directors, the shareholders must approve the following, unless there is an exemption in the Companies Law or in the regulations promulgated thereunder:

     o an extraordinary transaction between a public company and a controlling shareholder;

     o an extraordinary transaction with a third party in which a controlling shareholder of the company has a personal interest;

     o the terms of compensation of a controlling shareholder, if he is an employee of the company; and

     o the terms of office of a controlling shareholder if he is an office holder of the company.

          The shareholder approval for such an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting, not including abstentions. The transaction can be approved by shareholders without this one-third approval, if the total holdings of those shareholders who have no personal interest and voted against the transaction do not represent more than 1% of the voting rights in the company.

BORROWING POWERS

          Article 50 of the Articles provides that Delta Galil may from time to time, at its discretion, borrow or secure the payment of any sum or sums of money for its purposes. Article 51 provides that Delta Galil may raise the funds for or secure the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit and, in particular, by the issue of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages or charges, on the whole or any part of the property of Delta Galil, both present and future, including its uncalled capital at that time and its called but unpaid capital.

CHANGE OF CONTROL

          The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights of the company, unless there is another person holding at that time more than 50% of the voting rights of the company.

          The Companies Law provides that mergers require the approval of the board of directors and shareholders of the merging parties. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party, or by any person, including that person's relatives and any company that person controls, who holds 25% or more of the shares or has the right to appoint 25% or more of the directors of the other party, have voted against the merger. The Articles provide that shareholder approval of mergers will be by a simple majority vote cast at a general meeting of shareholders, not taking abstentions into account.

SHAREHOLDER MEETINGS

          Annual general meetings of shareholders are held once every year at such time, within a period of not more than 15 months after the last preceding annual general meeting, and such place as determined by the board of directors. The board of directors may call extraordinary general meetings of shareholders and are obligated to do so upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company. Delta Galil generally must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting.

     QUORUM; VOTING RIGHTS; RECORD DATE

          The required quorum for any general meeting is two or more shareholders present in person or by proxy and holding at least thirty-three and one-third percent (331/3%) of the issued voting shares. On all matters submitted to a vote of shareholders, holders of ordinary shares have one vote for each ordinary share. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the board of directors can set a record date for the purpose of a shareholder vote. The record date may be between four and forty days before the date of the meeting.

DIRECTORS

     ELECTION OF DIRECTORS

          Delta Galil's ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent at least 51% of the voting power have the power to elect all the directors. Directors are elected annually by the shareholders at the annual meeting. Directors hold office until the conclusion of the next annual meeting or until their earlier removal or resignation. A director is not required to retire at a certain age and need not be a shareholder of Delta Galil.

     MEETINGS OF THE BOARD OF DIRECTORS

          The required quorum for any Board meeting is not less than thirty percent (30%) of the then number of directors.

DESCRIPTION OF SHARE CAPITAL

     AUTHORIZED SHARES

     Delta Galil's authorized share capital consists of 26,000,00 ordinary shares, par value NIS 1.00 per share.

     TRANSFER OF SHARES; NON-ASSESSABILITY

          Fully paid ordinary shares are non-assessable and are issued in registered form. They may be freely transferred pursuant to the Articles of Association unless such transfer is restricted or prohibited by another instrument.

     FOREIGN OWNERSHIP

          Delta Galil's Memorandum and Articles of Association do not restrict in any way the ownership of ordinary shares by nonresidents of Israel and neither the Memorandum of Association nor Israeli law restricts the voting rights of non-residents of Israel, other than citizens or residents of countries that are in a state of war with Israel.

     DISTRIBUTION OF DIVIDENDS

          Delta Galil's ordinary shares are entitled to the full amount of any cash or share dividend, if declared. Delta Galil may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in the profits of Delta Galil. In the event of liquidation, after satisfaction of liabilities to creditors, the assets of Delta Galil will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by a special resolution of the shareholders of Delta Galil.

          Under the Companies Law, dividends may be paid only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends as calculated under the Companies Law. In any distribution of dividends, the board of directors is required to establish that there is no reasonable concern that the distribution of dividends will prevent the company from meeting its existing and foreseeable obligations as they become due.

          The Articles provide that the distribution of cash dividends and the amount to be distributed is made by the board of directors. The distribution of dividends in kind requires shareholder approval after receiving the recommendations of the board of directors.

     MODIFICATION OF CLASS RIGHTS

          The Articles may be amended by a resolution approved by the holders of at least 66% of the shares represented at the shareholders' general meeting and voting thereon, without taking abstentions into account. The rights attached to any class of shares such as voting, dividends and the like, unless otherwise provided for by the terms of issue of such class, may be varied with the consent in writing of all of the holders of the issued shares of the class, or with the adoption of a resolution by at least 66% of the ordinary shares present and voting at a shareholders meeting. This special majority is greater than the simple majority required by the Companies Law.

     AMERICAN DEPOSITARY RECEIPTS

          The description of American Depositary Receipts appearing in Delta Galil's Registration Statement on Form F-1 (Registration No. 333-10062) filed with the Securities and Exchange Commission on February 26, 1999 is incorporated herein by reference.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

          Delta Galil has obtained directors' and officers' liability insurance covering the officers and directors of Delta Galil and its subsidiaries for claims arising from wrongful acts they committed in their capacity as an officer or a director. Delta Galil has also issued indemnity undertakings to its office holders. Delta Galil has indemnified the office holder for amounts that the office holder may be obligated to pay in litigation related to the office holder's service to Delta Galil arising in one of the types of events enumerated in the undertaking. Such indemnification is capped at an aggregate of $15 million for all office holders in respect of the same series of events, less any amount reimbursed by Delta Galil's directors and officers insurance, PROVIDED however, that the total amount of indemnity may not exceed 25% of the shareholders' equity of Delta Galil on the date of the payment of amounts pursuant to the undertaking.

MATERIAL CONTRACTS

          During 2001, Delta Galil completed the acquisition of Inner Secrets Inc. For a description of this acquisition see Item 4: "Information on the Company - Recent Acquisitions."

          For a description of a recent amendment to the credit facility of Delta Galil USA Inc. see "Item 5 - Operating and Financial Review and Prospects
- Liquidity and Capital Resources - Debt."

EXCHANGE CONTROLS

          Non-residents of Israel who acquire any of the ADSs or ordinary shares using non-Israeli currencies will be able to convert dividends, liquidation distributions and the proceeds from the sale of such ADSs or ordinary shares, into non-Israeli currencies at the rate of exchange prevailing at the time of conversion provided that Israeli income tax has been paid (or withheld) on such amounts.

          Israeli residents are eligible to purchase securities of Israeli and non-Israeli companies, and are eligible to purchase the ADSs or ordinary shares.

ISRAELI TAXATION

          Following is a short summary of the tax structure applicable to corporations in Israel, with special reference to its effect on Delta Galil. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

     CORPORATE TAX RATE

          The regular Israeli corporate tax rate since 1996 has been 36%. However, part of Delta Galil's Israeli income, which is derived from Approved Enterprises, is subject to lower tax rates, as described below.

     LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969 (THE "INDUSTRY ENCOURAGEMENT LAW")

          Delta Galil and its Israeli subsidiary currently qualify as "Industrial Companies" pursuant to the Industry Encouragement Law. As such, Delta Galil and its subsidiary qualify for certain tax benefits, including:

          o special depreciation rate for machinery, equipment and buildings used by an Industrial Enterprise. In addition, special tax benefits are accorded to companies in development areas. Delta Galil's plant at Carmiel, which is in a development area, is entitled to depreciation at 125% of the cost of the assets;

          o consolidated tax returns can be filed with all or some of the Industrial Company's subsidiaries. Delta Galil files consolidated tax returns with one of its subsidiaries;

          o expenses incurred in connection with the issuance of publicly-traded shares may be deducted at a rate of 33.33% per annum over a period of three years from the time the expenses were incurred.

          Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. However, no assurance can be given that Delta Galil or any of its Israeli subsidiaries that presently qualify as "Industrial Companies" will continue to qualify as such in the future, or that the benefits will be granted in the future.

     LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (THE "INVESTMENT
     LAW")

          Delta Galil has been granted the status of an "Approved Enterprise" under the Investment Law. Pursuant to this law, capital investments in production facilities, upon application to the Israeli Investment Center, may be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve the application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company and on financial criteria of the applicant company.

          An Approved Enterprise is entitled to benefits, including Israeli government cash grants and tax benefits, for the increase in its revenues deriving from the approved investments.

          The Investment Law is effective only through May 2003, but is effective period is likely to be extended in the near future by the Israeli Parliament, which has so far extended the term of the Investment Law by one additional year, every year.

          Delta Galil has four uncompleted Approved Enterprises plans. Income derived from an Approved Enterprise is regularly subject to tax at the rate of 25% rather than the usual rate of 36% for a period of seven to ten years commencing with the year in which the Approved Enterprise first generates taxable income. This period of benefits may not exceed 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Some of the Approved Enterprises are eligible for tax exemption for the first two years in which they generate taxable income.

          Delta Galil first derived income from some of the abovementioned Approved Enterprises in 1998 and 1999. In the said years, Delta Galil used tax benefits estimated at approximately $ 1.6 million. Due to losses for tax purposes accumulated prior to 1998 and in the years 2000 - 2002, Delta Galil had not used any of the tax benefits to which it is entitled under these government programs in these years. The remaining tax benefits may be available for use in future years.

          Under the Approved Enterprise programs, Delta Galil has received grants totaling $ 3.2 million in 1996, $ 1.0 million in 1997, $ 1.8 million in 1998, $ 3.2 million in 1999, $ 8.3 million in 2000, $ 1.2 million in 2001 and $
1.6 million in 2002. The government of Israel has gradually reduced the investment grants available from 38% of eligible capital expenditures in 1996 to 24% of eligible capital expenditures in 1998 and thereafter.

          This lower grant rate applies to any applications in 1998 or thereafter. There can be no assurance that the Israeli government will not further reduce these investment grants.

          The benefits available to an Approved Enterprise are contingent upon Delta Galil's fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises.

          In the event that Delta Galil fails to comply with these conditions, the benefits may be cancelled and Delta Galil may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest.

          TAXATION OF NON-ISRAELI SUBSIDIARIES

          Non- Israeli subsidiaries are generally taxed based on the tax laws in their countries of residence.

     CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

          CAPITAL GAINS. Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic tax rate applicable to corporations is currently 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The United States-Israel Tax Treaty is discussed below. Effective January 1, 2003, the capital gains tax rate applicable to sale of non-negotiable shares acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a mixed tax rate, based on the relative periods of time before and after the date that the asset was held. In the past, the sale of negotiable shares of an "Industrial Company" under the Industry Encouragement Law held by an individual or a company that was not reporting under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law") was exempt from Israeli tax.

          Under current law, the sale of the ordinary shares held by non-Israeli individual investors or certain non-Israeli companies is exempt from Israeli capital gains tax provided that the ordinary shares are listed on the TASE or quoted on Nasdaq. The foregoing exemption does not apply to shareholders that are companies subject to the Inflationary Adjustments Law. Effective January 1, 2003, the sale of negotiable shares of an Israeli company by a non-Israeli resident is exempt from Israeli tax, as long as these shares were purchased after their registration for trade.

          Under an amendment to the Inflationary Adjustments Law, effective January 1, 1999, corporate investors that hold listed securities (other than corporations solely owned by individuals), will generally be subject to the provisions of the Inflationary Adjustments Law. The Inflationary Adjustments Law stipulates a comprehensive set of rules for determining the gains or losses from the sale of listed securities.

          A literal reading of the Inflationary Adjustments Law, may suggest that its provisions also apply to foreign corporations, although the foreign corporation may have no activity in Israel other than the shareholding in an Israeli company. Consequently, unless a tax treaty exemption is applicable, the capital gain exemption available for individual shareholders may not apply.

          Under the treaty between the United States and Israel, the capital gain derived by a U.S. taxpayer from the sale, exchange or other disposition of stock in an Israeli corporation would generally be tax exempt when the shareholder did not own, within the 12 month period preceding such sale, exchange or other disposition, shares constituting 10% or more of the voting power in the Israeli corporation.

          DIVIDENDS. Individuals who are non-Israeli residents are subject to a graduated income tax on income derived from sources in Israel. On the distribution of dividends other than share dividends, income tax is withheld at the rate of 25%, or 15% in the case of dividends distributed from taxable income attributable to an Approved Enterprise, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

          Under the United States-Israel Tax Treaty, the maximum withholding tax in Israel on dividends paid to a holder of ordinary shares who is a resident of the United States is 25%. This tax rate is reduced to 12.5% for a corporation that has been holding in excess of 10% of the voting rights of Delta Galil during Delta Galil's tax year preceding the distribution of the dividend and the portion of Delta Galil's tax year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will be subject to a dividend withholding tax of only 15%. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel.

          Residents of the United States will generally have withholding tax in Israel deducted at the source. They may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the United States-Israel Tax Treaty and in U.S. tax legislation.

          A non-Israeli resident who has derived interest, dividend or royalty income from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

          Israel presently has no estate or gift tax. Starting January 2003, a capital gain tax will be imposed in case of gift from an Israeli resident to a non-Israeli resident.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The following discussion is a general summary of the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ADSs or ordinary shares, who hold such instruments as capital assets (generally, property held for investment). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all in effect as of the date of this annual report and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to U.S. Holders who are subject to special treatment under U.S. federal income tax law (including, for example, life insurance companies, dealers in stocks or securities, financial institutions, tax-exempt organizations, persons having a functional currency other than the U.S. dollar, and persons who have directly, indirectly or constructively owned 10% or more of the outstanding voting shares of Delta Galil at any time during the twelve months preceding the date of this annual report or of a disposition of ADRs, ADSs, or ordinary shares). EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ITS HOLDINGS, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

          As used herein, the term "U.S. Holder" signifies a holder of an ADR evidencing an ADS or of an ordinary share, who is a citizen or resident of the United States, or that is (i) a corporation or a partnership created or organized in or under the laws of the United States or any political subdivision thereof; (ii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or; (iii) a trust if (A) a U.S. court is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all of the trust's substantial decisions.

          This summary is based in part on representations of The Bank of New York, Delta Galil's depositary, and assumes that each obligation provided for in, or otherwise contemplated by, Delta Galil's deposit agreement with The Bank of New York and any related agreement will be performed in accordance with its terms. In general, for U.S. federal income tax purposes, U.S. Holders of ADRs evidencing ADSs will be treated as the owners of the ordinary shares represented by the ADSs.

     DIVIDENDS PAID ON THE ADSS OR ORDINARY SHARES

          A U.S. Holder will generally be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ADSs or ordinary shares (including the amount of any Israeli taxes or depositary fees withheld therefrom) to the extent that such distributions are paid out of Delta Galil's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in its ADSs or ordinary shares and, to the extent that they are in excess of such tax basis, they will be treated as a gain from a sale or exchange of such ADSs or ordinary shares. Such dividends will not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

     FOREIGN TAX CREDIT

          Any dividends paid by Delta Galil to a U.S. Holder with respect to the ADSs or ordinary shares will be generally treated as foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, as modified by the treaty concerning double taxation between the United States and Israel, U.S. Holders may elect to claim a foreign tax credit against the U.S. federal tax liability for Israeli income tax withheld from dividends received in respect of ADSs or ordinary shares. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received in respect of ADSs or ordinary shares if such U.S. Holder has not held the ADSs or ordinary shares for a minimum period or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. The rules relating to the determination of the foreign tax credit are complex, and each U.S. Holder should consult with its tax advisor to determine whether and to what extent it is entitled to such credit. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Holder does so with respect to all foreign income taxes.

     DISPOSITION OF ADSS OR ORDINARY SHARES

          Upon the sale or other disposition of ADSs or ordinary shares, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the disposition and such Holder's adjusted tax basis in the ADSs or ordinary shares. Gain or loss upon the disposition of the ADSs or ordinary shares will be long-term if, at the time of the disposition, the holding period for the ADSs or ordinary shares exceeds one year. Long-term capital gains realized by U.S. Holders that are individuals are generally subject to a marginal U.S. federal income tax rate which is lower than the ordinary marginal income tax rate. The deductibility of capital losses by a U.S. Holder is subject to limitations.

          In general, any gain recognized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will be U.S. source income for U.S. foreign tax credit purposes. However, pursuant to the treaty concerning double taxation between the United States and Israel, gain from the sale or other disposition of ADSs or ordinary shares by a Holder who is a U.S. resident (for treaty purposes) and who sells the ADSs or ordinary shares in Israel may be treated as foreign source income for U.S. foreign tax credit purposes. Any loss on the sale or other disposition of ADSs or ordinary shares may be required to be allocated against foreign source income for U.S. foreign tax credit limitation purposes.

          Exchanges, deposits and withdrawals by U.S. Holders of ordinary shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     PASSIVE FOREIGN INVESTMENT COMPANY

          Special U.S. federal income tax rules apply to U.S. Holders owning shares of a so-called "passive foreign investment company" ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income consists of certain types of passive income or 50% or more of the average value of its assets consists of "passive assets" (generally, assets that generate passive income). Based upon an analysis of Delta Galil's financial position, Delta Galil believes that it has not ever been a PFIC and does not expect to become a PFIC for its current tax year. While Delta Galil intends to manage its business so as to avoid PFIC status, to the extent consistent with its other business goals, no assurances can be made that the business plans of Delta Galil will not change in a manner that may affects its PFIC status determination. Were Delta Galil classified as a PFIC, a U.S. Holder could be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of ADSs or ordinary shares or upon the receipt of amounts treated as "excess distributions."

     BACKUP WITHHOLDING

          A U.S. Holder may be subject to backup withholding at the rate of 30% with respect to dividends on, and the proceeds from dispositions of, ADSs or ordinary shares. In general, backup withholding will apply to a U.S. Holder only if the U.S. Holder fails to comply with certain identification procedures or fails to report properly payments of dividends. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

          Delta Galil files reports and other information with the SEC. These reports include certain financial and statistic information about Delta Galil, and may be accompanied by exhibits. You may read and copy any document Delta Galil files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          The SEC maintains an Internet website at http://www.sec.gov that contains reports and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Delta Galil began filing through the EDGAR system beginning in October 2002.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2002, Delta Galil derived 32% of its revenues from customers in the United Kingdom. More than 10% of Delta Galil's expenses and approximately 7% of its revenue were in NIS, and approximately 8% of Delta Galil's revenues were in euros.

          Some of Delta Galil's expenses in Israel are linked to the Israeli consumer price index. Consequently, Delta Galil is exposed to risk to the extent that the rate of Israeli inflation exceeds the rate of the NIS devaluation in relation to the dollar and to the extent that the timing of such devaluation lags behind inflation in Israel. Inflation in Israel did not exceed the devaluation of the NIS in relation to the dollar in 1997, 1998, 2001 and 2002. However, in 1993, 1994, 1995, 1996, 1999 and 2000, inflation in Israel exceeded devaluation of the NIS in relation to the dollar, resulting in a negative effect on Delta Galil's profitability in those years.

          In order to reduce the exposure to exchange rate fluctuations between the dollar and other currencies Delta Galil carries out currency transactions that hedge part of its exposure in respect of its net income in non-dollar currency for periods of up to 12 months. The financial results in respect of these hedging transactions are reflected in Delta Galil's consolidated financial statements, together with the results of the hedged items, such as revenues and cost of revenues.

          As of December 31, 2002, Delta Galil had entered into hedging transactions for the exchange of $30 million into pound sterling at an average rate of $1.57 per pound sterling for the first two quarters of 2003. In 2002, Delta Galil carried out sales of the pound sterling in the amount of $55 million, of the Euro in the amount of $6 million and of the NIS in the amount of $15 million. The loss on these transactions amounted to $1.3 million. $0.9 million of that loss is reflected in revenues and in cost of revenues, and $0.4 million of that loss, which reflects the ineffective portion of changes in the fair value is presented among financial expenses. In addition, Delta Galil adjusts the linkage basis of the bank credit it utilizes according to the proportions between the currencies that make up its net income.

          Based on current sales volumes and exchange rates, each one percent devaluation in pound sterling against the dollar would result in a decrease of approximately $1.2 million in Delta Galil's operating income, and a strengthening of the pound sterling would have the opposite effect. Each one percent appreciation of the NIS against the dollar would result in a decrease of $0.4 million in operating income, and a devaluation of the NIS would have the opposite effect.

          For further discussion of Delta Galil's use of financial derivatives and instruments in the management of risks relating to currency and interest rate fluctuations, see notes 1(s) and 13 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II


ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable


ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable


ITEM 15:  CONTROLS AND PROCEDURES

          DISCLOSURE CONTROLS AND PROCEDURES. Delta Galil's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of its disclosure controls and procedures within the 90 days prior to the date of filing of this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that Delta Galil has in place appropriate controls and procedures designed to ensure that information required to be disclosed by Delta Galil in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

          INTERNAL CONTROLS. Since the date of the evaluation described above, there have not been any significant changes in Delta Galil's internal controls or in other factors that could significantly affect those controls.

ITEM 16:  [RESERVED]



                                    PART III


ITEM 17:  FINANCIAL STATEMENTS

Not applicable


ITEM 18:  FINANCIAL STATEMENTS

          The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-60 hereof.


ITEM 19:  EXHIBITS

(A)       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                                                              PAGE
          ------------------------------------------                                                              ----
          Report of Independent Auditors........................................................................  F-2
          Consolidated Statements of Income for the Years Ended December 31, 2000, 2001, and 2002...............  F-3
          Consolidated Balance Sheets at December 31, 2001 and 2002.............................................  F-4
          Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2000,
             2001 and 2002......................................................................................  F-6
          Consolidated Statements of Cash Flows for the Years Ended December 31, 2000,  2001 and 2002...........  F-7
          Notes to Consolidated Financial Statements............................................................  F-10
          Reports of Independent Auditors with respect to consolidated subsidiaries and an associated companies.  F-49


(B)       EXHIBITS
          --------

1.1       Memorandum of Association, as amended**

1.2       Articles of Association**

2.1       Form of Deposit Agreement and ADR*

4.1       Agreement and Plan of Merger dated as of June 30, 2000 by and among W.I.I. Acquisitions Corp., Wundies
          Industries, Inc., Wafra Acquisition Fund 11, L.P., Michael Fitzgerald, William Mull, Judith Moore,
          Steven Lockcuff and Francis Tam.**

4.2       Stock Purchase Agreement dated as of December 20, 2000 by and among Norton Sloan, Melissa Miller,
          Diana Baradarian and Jack Thekkekara, as Selling Shareholders, and Delta Galil Industries Ltd. and
          Wundies Industries, Inc., as Purchaser, relating to the acquisition of Inner Secrets Inc.**

4.3       Credit and Security Agreement dated as of September 11, 2000 by and among Wundies Enterprises, Inc.
          and Wundies Industries, Inc., as Borrowers; Bank Leumi USA and Bank Hapoalim B.M., as Lenders and Bank
          Leumi USA, as Agent.**

4.4       Amendment dated as of April 23, 2003 by and among Norton Sloan, Melissa Miller, Diana Baradarian and
          Jack Thekkekara, as Selling Shareholders, and Delta Galil Industries Ltd. and Delta Galil USA Inc., as
          Purchaser relating to the acquisition of Inner Secrets Inc.

4.5       Amendment dated as of June 14, 2002, by and among Delta Galil USA Inc., Bank Leumi USA and Bank
          Hapoalim B.M., to the Credit and Security Agreement dated as of September11, 2000, and related promissory notes.****

4.6       Option Plan to 13 employees of Delta Galil and/or its subsidiaries*

4.7       Option Plan to Arnon Tiberg*

4.8       Option Plan to 70 employees of Delta Galil and/or its subsidiaries***

4.9       Delta Galil Industries Ltd. 2002 Share Option Plan*****

8.1       List of subsidiaries

10.1      Consent of PricewaterhouseCoopers LLP

10.2      Consent of Oren-Horowitz & Co.

10.3      Consent of Baker Tilly

10.4      Consent of Joseph Moshkovsky, CPA

10.5      Consent of Auditores & Expertos Asociados

10.6      Consent of Ernst & Young

10.7      Consent of Richter, Usher & Vineberg

10.8      Consent of Emad H. Ragheb

10.9      Section 906 Certification of Arnon Tiberg

10.10     Section 906 Certification of Aviram Lahav

10.11     Form of Indemnification Undertaking
------------------------------------

* Previously filed as an exhibit to Delta Galil's Registration Statement on Form F-1 (Registration No. 333-10062) filed with the Securities and Exchange Commission on February 26, 1999 and incorporated herein by reference.

** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No.0-30020) filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference

*** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 333-12608) filed with the Securities and Exchange Commission on September 26, 2000 and incorporated herein by reference.

**** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission June 28, 2002 and incorporated herein by reference.


***** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 353-102247) filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)

                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002






                                TABLE OF CONTENTS



                                                                      PAGE
REPORT OF INDEPENDENT AUDITORS                                         F-2
CONSOLIDATED FINANCIAL STATEMENTS:
     Statements of income                                              F-3
     Balance sheets                                                  F-4-F-5
     Statements of changes in shareholders' equity                     F-6
     Statements of cash flows                                        F-7-F-9
     Notes to financial statements                                  F-10-F-60


            The amounts are stated in U.S. dollars ($) in thousands.


                                 ---------------
                            -------------------------
                                 ---------------

                         REPORT OF INDEPENDENT AUDITORS


To the shareholders of
DELTA GALIL INDUSTRIES LTD.


We have audited the consolidated balance sheets of Delta Galil Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2002 and 2001 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 25% and 40% of total consolidated assets as of December 31, 2002 and 2001, respectively, and whose revenues included in consolidation constitute approximately 10%, 30% and 13% of total consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. We did not audit the financial statements of associated companies, the Company's investment in which, as reflected in the balance sheets as of December 31, 2002 and 2001 is $ 4,197,000 and $ 4,560,000 respectively, and the Company's share in profits of which is an amount of $ 158,000, $110,000 and $ 340,000 in 2002, 2001 and 2000, respectively. The financial statements of those subsidiaries and associated companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1h, effective January 1, 2002 the Company changed its method of accounting for goodwill to conform with FASB Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets".

Tel-Aviv, Israel                                Kesselman & Kesselman
    May 15, 2003                         Certified Public Accountant (Isr.)


                                         DELTA GALIL INDUSTRIES LTD.
                                           (An Israeli corporation)
                                      CONSOLIDATED STATEMENTS OF INCOME
                            (U.S. dollars in thousands, except earnings per share)


                                                                         YEAR ENDED DECEMBER 31
                                                           -------------------------------------------------
                                                                 2002             2001              2000
                                                           ---------------  ---------------  ---------------
NET REVENUES                                                  $ 567,298        $ 558,763         $ 434,404
COST OF REVENUES                                                456,738          455,726           341,458
                                                               --------         --------          --------
GROSS PROFIT                                                    110,560          103,037            92,946
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES          81,727           78,425            56,873
AMORTIZATION OF GOODWILL                                                           1,505               915
RESTRUCTURING EXPENSES                                            1,065              900             1,810
                                                               --------         --------          --------
OPERATING INCOME                                                 27,768           22,207            33,348
FINANCIAL EXPENSES - net                                          5,456            4,751             6,608
OTHER INCOME - net                                                  960              463               975
                                                               --------         --------          --------
INCOME BEFORE TAXES ON INCOME                                    23,272           17,919            27,715
TAXES ON INCOME                                                   5,779            5,876             5,511
                                                               --------         --------          --------
                                                                 17,493           12,043            22,204
SHARE IN PROFITS OF ASSOCIATED COMPANIES, NET                       158              110               340
MINORITY INTERESTS                                               (1,025)            (729)             (563)
                                                               --------         --------          --------
NET INCOME                                                     $ 16,626         $ 11,424          $ 21,981
                                                               ========         ========          ========
EARNINGS PER SHARE:
    Basic                                                         $0.88            $0.60             $1.23
                                                               ========         ========          ========
    Diluted                                                       $0.88            $0.60             $1.22
                                                               ========         ========          ========
WEIGHTED AVERAGE NUMBER OF SHARES
    (IN THOUSANDS):
    Basic                                                        18,914           19,175            17,771
                                                               ========         ========          ========
    Diluted                                                      18,927           19,199            17,996
                                                               ========         ========          ========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                         DELTA GALIL INDUSTRIES LTD.
                                           (An Israeli corporation)
                                         CONSOLIDATED BALANCE SHEETS
                                         (U.S. dollars in thousands)


                                                                                          DECEMBER 31
                                                                               ---------------------------------
                                                                                     2002             2001
                                                                               ---------------- ----------------
                                A S S E T S
CURRENT ASSETS:
    Cash and cash equivalents                                                     $ 14,491          $ 12,762
    Accounts receivable:
       Trade                                                                        95,601            84,640
       Other                                                                         9,314            12,468
    Inventories                                                                    133,363           132,987
    Deferred income taxes                                                            8,311             7,676
    Associated company                                                               1,682             1,520
                                                                                  --------          --------
           T o t a l  current assets                                               262,762           252,053
                                                                                  --------          --------
INVESTMENTS AND LONG-TERM RECEIVABLES:
    Associated companies and other investments                                       3,656             3,658
    Funds in respect of employee rights upon retirement                              5,218             5,156
    Deferred income taxes                                                              745               205
    Long-term receivables, net of current maturities                                   350             2,560
                                                                                  --------          --------
                                                                                     9,969            11,579
                                                                                  --------          --------
PROPERTY, PLANT AND EQUIPMENT,
    net of accumulated depreciation and amortization                               121,601           117,397
                                                                                  --------          --------
GOODWILL                                                                            46,290            43,534
                                                                                  --------          --------
DEFERRED CHARGES, net of accumulated amortization                                      436               402
                                                                                  --------          --------

           T o t a l  assets                                                     $ 441,058         $ 424,965
                                                                                  ========          ========

                 /s/ D. Lautman               /s/ A. Tiberg                  /s/ G. Lahav
             ---------------------------  ---------------------------  ---------------------------
                     D. LAUTMAN                   A. TIBERG                      G. LAHAV
                CHAIRMAN OF THE BOARD                CEO                         DIRECTOR


                                                                                         DECEMBER 31
                                                                               -------------------------------
                                                                                    2002             2001
                                                                               --------------   --------------
                    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term bank credit and current maturities of
       long-term bank loans and other liabilities                                $ 106,670        $  93,301
    Current maturities of debentures                                                                    623
    Accounts payable and accruals:
       Trade                                                                        61,788           59,064
       Other                                                                        26,359           25,045
                                                                                  --------         --------
           T o t a l  current liabilities                                          194,817          178,033
                                                                                  --------         --------
LONG-TERM LIABILITIES:
    Deferred income taxes                                                           14,371           13,649
    Liability for employee rights upon retirement                                    6,359            4,951
    Bank loans and other liabilities, net of current maturities                     24,180           26,456
                                                                                  --------         --------
           T o t a l  long-term liabilities                                         44,910           45,056
                                                                                  --------         --------
COMMITMENTS AND CONTINGENT LIABILITIES, see note 8

           T o t a l  liabilities                                                  239,727          223,089
                                                                                  --------         --------
MINORITY INTERESTS                                                                   3,502            3,687
                                                                                  --------         --------

SHAREHOLDERS' EQUITY:
    Ordinary shares of NIS 1 par value
       December 31, 2002 and 2001 : Authorized - 26,000,000 shares; Issued -
       19,780,549 shares; Issued and paid -19,680,102 shares and
       19,678,099 shares respectively                                               21,792           21,792
    Additional paid-in capital                                                      98,030           98,014
    Retained earnings                                                               90,748           81,098
    Accumulated other comprehensive income (loss)                                   (1,406)             225
    Treasury shares, at cost (December 31, 2002 and 2001 -
       1,422,486 shares and 575,003 shares, respectively)                          (11,335)          (2,940)
                                                                                  --------         --------
           T o t a l  shareholders' equity                                         197,829          198,189
                                                                                  --------         --------
           T o t a l  liabilities and shareholders' equity                       $ 441,058        $ 424,965
                                                                                  ========         ========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                                     DELTA GALIL INDUSTRIES LTD.
                                                      (An Israeli corporation)
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                     (U.S. dollars in thousands)


                                                                                SHARE CAPITAL
                                                                         ---------------------------   ADDITIONAL
                                                                            NUMBER OF                   PAID-IN        DEFERRED
                                                                             SHARES       PAR VALUE     CAPITAL      COMPENSATION
                                                                         --------------  -----------  ------------  --------------
                                                                          IN THOUSANDS

BALANCE AT JANUARY 1, 2000                                                      17,862       $21,343       $64,350           $(70)
CHANGES DURING 2000:
    Net income
    Exercise of employee stock options                                              49            12           378
    Issuance of share capital, net of issuance expenses (see note 2)             1,305           324        27,410
    Amortization of deferred compensation related to stock option
       grants to employees and the Company's CEO                                                                               50
    Cash dividend:
       Interim- paid, 0.28$ per share
       Final- declared, 0.09$ per share
                                                                              --------      --------      --------       ---------
BALANCE AT DECEMBER 31, 2000                                                    19,216        21,679        92,138            (20)
CHANGES DURING 2001:
    Net income
    Gains in respect of derivative instruments (net of related tax of $101,000)

    Total comprehensive income
    Exercise of employee stock options                                               8             2            62
    Issuance of share capital (see note 2)                                         454           111         5,814
    Amortization of deferred compensation related to stock option
       grants to employees and the Company's CEO                                                                               20
    Cash dividend ($0.30 per share)
    Cost of acquisition of treasury shares
                                                                              --------      --------      --------       ---------
BALANCE AT DECEMBER 31, 2001                                                    19,678        21,792        98,014            -,-
CHANGES DURING 2002:
    Net income
    Losses in respect of derivative instruments (net of related tax of  $363,000)
    Additional minimum pension liability adjustment (net of related tax of $540,000)
    Total comprehensive income
    Exercise of employee stock options                                               2             *            16
    Cash dividend ($0.37 per share)
    Cost of acquisition of treasury shares
                                                                              --------      --------      --------
BALANCE AT DECEMBER 31, 2002                                                    19,680     $  21,792     $  98,030
                                                                              ========      ========      ========


(CONTINUED)


                                                                                         ACCUMULATED
                                                                                             OTHER        TREASURY
                                                                             RETAINED    COMPREHENSIVE     SHARES,
                                                                             EARNINGS    INCOME (LOSS)     AT COST       TOTAL
                                                                            ----------  ---------------  -----------  -----------

BALANCE AT JANUARY 1, 2000                                                     $58,535                      $(2,080)    $142,078
CHANGES DURING 2000:
    Net income                                                                  21,981                                    21,981
    Exercise of employee stock options                                                                                       390
    Issuance of share capital, net of issuance expenses (see note 2)                                                      27,734
    Amortization of deferred compensation related to stock option
       grants to employees and the Company's CEO                                                                              50
    Cash dividend:
       Interim- paid, 0.28$ per share                                           (5,035)                                   (5,035)
       Final- declared, 0.09$ per share                                         (1,751)                                   (1,751)
                                                                             ---------                    ---------     --------
BALANCE AT DECEMBER 31, 2000                                                    73,730                       (2,080)     185,447
CHANGES DURING 2001:
    Net income                                                                  11,424                                    11,424
    Gains in respect of derivative instruments (net of related tax
       of $101,000)                                                                                225                       225
                                                                                                                             ---
    Total comprehensive income                                                                                            11,649
    Exercise of employee stock options                                                                                        64
    Issuance of share capital (see note 2)                                                                                 5,925
    Amortization of deferred compensation related to stock option
       grants to employees and the Company's CEO                                                                              20
    Cash dividend ($0.30 per share)                                             (4,056)                                   (4,056)
    Cost of acquisition of treasury shares                                                                     (860)        (860)
                                                                             ---------        --------    ---------     --------
BALANCE AT DECEMBER 31, 2001                                                    81,098             225       (2,940)     198,189
CHANGES DURING 2002:
    Net income                                                                  16,626                                    16,626
    Losses in respect of derivative instruments (net of related tax                               (808)                     (808)
       of  $363,000)
    Additional minimum pension liability adjustment (net of related                               (823)                     (823)
                                                                                                                        --------
       tax of $540,000)
    Total comprehensive income                                                                                            14,995
    Exercise of employee stock options                                                                                        16
    Cash dividend ($0.37 per share)                                             (6,976)                                   (6,976)
    Cost of acquisition of treasury shares                                                                   (8,395)      (8,395)
                                                                             ---------        --------    ---------     --------
BALANCE AT DECEMBER 31, 2002                                                  $ 90,748        $ (1,406)   $ (11,335)    $197,829
                                                                             =========        ========    =========     ========


                                                         * Less than $1,000.

                              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                                                                                            (Continued) - 1
                                                DELTA GALIL INDUSTRIES LTD.
                                                   (An Israeli corporation)
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (U.S. dollars in thousands)


                                                                                         YEAR ENDED DECEMBER 31
                                                                             ---------------------------------------------
                                                                                  2002           2001            2000
                                                                             -------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                 $  16,626      $  11,424        $ 21,981
    Adjustments to reconcile net income to net cash provided by operating activities:
       Income and expenses not involving cash flows:
           Minority interests in profits of subsidiaries - net                     1,025            729             563
           Share in profits of associated companies, net                            (158)          (110)           (340)
           Amounts carried to deferred charges                                      (146)          (414)            (68)
           Depreciation and amortization                                          14,082         13,946          13,833
           Amortization of goodwill                                                               1,505             915
           Deferred income taxes - net                                               440          1,630           1,823
           Restructuring expenses                                                    414             94             989
           Changes in accrued employee rights upon retirement                         96           (647)             (3)
           Loss (gain) on amounts funded in respect of employee

               rights upon retirement                                                624            180            (200)
           Capital loss (gain) on sale of property, plant and equipment              313            947            (351)
           Capital gain from realization of investment in
              an associated company                                                 (960)                          (780)
           Erosion of principal of long-term bank loans and

              debentures - net                                                        28           (450)           (381)
           Amount charged to capital surplus in respect of
              amortization of deferred compensation related to stock
              options grants to employees and the Company's CEO                                      20              50
                                                                               ---------      ---------        --------
                                                                                  15,758         17,430          16,050
                                                                               ---------      ---------        --------
       Changes in operating assets and liabilities:
           Decrease (increase) in accounts receivable                            (10,493)        17,030          (2,514)
           Increase (decrease) in accounts payable and accruals                    4,425        (10,418)         (8,128)
           Decrease (increase) in inventories                                        (35)        (2,577)          4,193
                                                                               ---------      ---------        --------
                                                                                  (6,103)         4,035          (6,449)
                                                                               ---------      ---------        --------

    Net cash provided by operating activities - forward                        $  26,281      $  32,889        $ 31,582


                                                                                                           (Continued) - 2
                                                DELTA GALIL INDUSTRIES LTD.
                                                 (An Israeli corporation)
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (U.S. dollars in thousands)


                                                                                       YEAR ENDED DECEMBER 31
                                                                           ----------------------------------------------
                                                                                2002            2001            2000
                                                                           --------------  --------------  --------------
Brought forward                                                               $ 26,281        $ 32,889       $ 31,582
                                                                             ----------      ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of subsidiaries and operations(1)                               (5,600)        (33,789)       (10,643)
    Purchase of property, plant and equipment                                  (17,728)        (15,435)       (38,810)
    Investment grants relating to property, plant and equipment                  1,591           1,232          8,273
    Other investments                                                              (17)                          (434)
    Proceeds from sale of property, plant and equipment                            494           1,379          1,002
    Proceeds from realization of investment in an associated company             2,480           1,034          6,381
    Associated company consolidated in previous years (2)                           (2)
    Loans granted to employees                                                    (408)           (545)          (522)
    Collection of employees loans                                                  400             560            471
    Long term loans granted                                                       (270)           (225)
    Amounts funded in respect of employee rights upon retirement - net            (686)           (106)          (100)
                                                                             ----------      ----------     ----------
    Net cash used in investing activities                                      (19,746)        (45,895)       (34,382)
                                                                             ----------      ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from exercise of options granted to employees                          16              64            390
    Cost of acquisition of treasury shares                                      (8,356)           (860)
    Long-term bank loans and other long-term liabilities                        11,000          20,178         11,222
    Decrease in long-term loans and other long-term liabilities                (10,391)         (8,184)        (5,298)
    Dividend to the Company's shareholders                                      (6,976)         (5,807)        (7,378)
    Dividend to minority shareholders in a subsidiary                             (500)           (280)           (61)
    Short-term bank credit - net                                                10,401          12,024          7,581
                                                                             ----------      ----------     ----------
    Net cash provided by (used in) financing activities                         (4,806)         17,135          6,456
                                                                             ----------      ----------     ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                        1,729           4,129          3,656
CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR                                                                     12,762           8,633          4,977
                                                                             ----------      ----------     ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $ 14,491        $ 12,762        $ 8,633
                                                                             ==========      ==========     ==========

(1), (2) See next page for details.


                                                                                                      (Concluded) - 3
                                             DELTA GALIL INDUSTRIES LTD.
                                               (An Israeli corporation)
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (U.S. dollars in thousands)


                                                                                    YEAR ENDED DECEMBER 31
                                                                         -------------------------------------------
                                                                             2002            2001           2000
                                                                         ------------    ------------   ------------
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
    INFORMATION - CASH PAID DURING THE
    YEAR FOR:

    Interest                                                                 $ 3,870         $ 6,462        $ 5,098
                                                                           =========       =========      =========
    Income tax                                                               $ 6,748         $ 7,019        $   391
                                                                           =========       =========      =========
(1) ACQUISITION OF SUBSIDIARIES AND OPERATIONS, SEE ALSO NOTE 2:

    Assets and liabilities of the subsidiaries upon acquisition:
      Working capital (excluding cash and cash equivalents)                    $ 500        $ 14,876        $ 16,724
      Long-lived assets                                                        4,347           1,267           9,906
      Long-term liabilities                                                                                    (7,146)
      Goodwill arising on acquisition                                            753          24,311          19,308
                                                                            --------        --------       ---------
    Cost of investments                                                        5,600          40,454          38,792
                                                                            --------        --------       ---------
    Issuance of shares (2000 - net of issuance costs $ 377,000)                               (5,925)        (27,734)
    Amount payable                                                                              (740)           (415)
                                                                            --------        --------       ---------
    Cash paid - net                                                          $ 5,600        $ 33,789        $ 10,643
                                                                            ========        ========       =========
(2) ASSOCIATED COMPANY PREVIOUSLY CONSOLIDATED:

    Assets and liabilities of the subsidiary previously consolidated
      Working capital (excluding cash and cash equivalents)                    $ 657
      Fixed assets                                                            (2,511)
      Long-term liabilities                                                      435
      Minority interest in subsidiaries                                          711
      Investments in an associated company                                       710
                                                                             -------
                                                                                 $ 2
                                                                             =======

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOWS:

1)   In 2002, 2001 and 2000, the net changes in outstanding balances of trade payables in respect of the purchase of property, plant and equipment were an increase of $ 0.2 million, $ 0.5 million and $ 3.3 million, respectively.

2)   During 2000, the Group leased an asset under a capital lease in the amount of $ 1,414 thousands.

                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

          A.   GENERAL:

               1)   Operations

                    Delta Galil Industries Ltd. (the "Company") is an Israeli corporation which, together with its subsidiaries (the "Group"), is engaged primarily in one operating segment - manufacturing and marketing of intimate apparel. As to the Group's principal markets see note 15.

                    Most of the marketing operations of intimate apparel are performed through wholly owned subsidiaries. A significant portion of the Group's revenues derives from three principal customers, see note 12a and 15b.

                    The Group also operates a hotel, through Edomit Ltd., an associated company (in 2001 and 2000 - a partly owned subsidiary). See note 3b.

               2)   Accounting principles

                    The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America.

               3)   Use of estimates in the preparation of financial statements

                    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

               4)   Functional currency

                    The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (the "dollar" or "$"). Most of the Group's sales are made outside Israel, mainly to the United States (in dollars) and to the United Kingdom (in pounds sterling). The Company uses foreign currency derivatives in order to effectively change the cash flows resulting from sales in pounds sterling, into dollars. Most of the materials consumed by the Company and its subsidiaries (which represent most of the Company and its subsidiaries' production costs) are purchased in dollars. Production costs are incurred in Israeli currency. The selling price of the Group's products is determined based on gross profit, calculated in relation to production costs, measured in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                    Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of income, the exchange rates at transaction dates are used, except for expenses deriving from non-monetary items, which are translated using historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

               B.   PRINCIPLES OF CONSOLIDATION

                    The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, "subsidiaries" are companies controlled to the extent of over 50%, the financial statement of which are consolidated with those of the Company. Significant intercompany balances and transactions were eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Group, have also been eliminated

               C.   CASH EQUIVALENTS

                    The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

               D.   INVENTORIES

                    Inventories are valued at the lower of cost or market. Cost is determined as follows:

                    Raw materials and supplies, packaging which is part of the production line and maintenance materials - on the "moving average" basis.

                    Finished products and products in process - direct cost of materials (on the "moving average" basis), labor and an appropriate portion of indirect manufacturing costs.

               E.   INVESTMENTS IN ASSOCIATED COMPANIES

                    An "associated company" is a company over which significant influence is exercised, but which is not a consolidated subsidiary. Associated companies are accounted for by the equity method.

               F.   OTHER INVESTMENTS

                    These non-marketable investments are carried at cost.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

               G.   PROPERTY, PLANT AND EQUIPMENT

                    Property, plant and equipment are stated at cost, net of related investment grants ($ 49.8 million and $ 50.4 million at December 31, 2002 and 2001, respectively). Fixed asset leased by the Group under capital lease are classified as the Group's asset and included at the present value of the minimum lease payments as determined in the lease agreement.

                    Depreciation is computed by the straight-line method on the basis of the estimated useful life of the assets, at the following annual rates :

                        Buildings and plumbing                 2%-7%
                                                            (mainly 4%)
                        Machinery and equipment               7%-25%
                                                            (mainly 7%)
                        Vehicles                              15%;20%
                        Office furniture and equipment        6%-25%
                                                            (mainly 7%)

                    Leasehold improvements are amortized by the straight-line method over the lease period, which is shorter than the estimated useful life of the improvements.

               H.   GOODWILL

                    On January 1, 2002, the Company adopted FASB statement of Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Assets ". FAS 142 supersedes Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets". Among the most significant changes made by FAS 142 are: (i) goodwill and intangible assets with indefinite lives will no longer be amortized; and (ii) goodwill and intangible assets deemed to have an indefinite life will be reviewed for impairment at least annually. The Group has no intangible assets other than goodwill.

                    Prior to January 1, 2002, the Group amortized goodwill in equal annual installments, mainly over 40 years.

                    The Company identified and allocated the goodwill to its various reporting units. The Company has performed a transitional impairment review to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS 142.

                    The transitional impairment review performed by the Company did not result in an impairment.

                    The Company has selected September 30 of each year as the date on which it will perform its annual goodwill impairment review. No impairment resulted from the annual review performed in the year ended December 31, 2002.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                    The following table illustrates the Group's results, adjusted to eliminate the effect of goodwill amortization expense for the following years:

                                                                         YEAR ENDED DECEMBER 31
                                                              -------------------------------------------
                                                                  2002           2001            2000
                                                              ------------   ------------    ------------
                                                                 $ IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                              -------------------------------------------
                    Net income, as reported                     $ 16,626       $ 11,424        $ 21,981
                    Add:
                        Goodwill amortization                                     1,505             915
                        Equity method goodwill amortization                         120             160
                                                                 -------        -------         -------
                    Adjusted net income                           16,626         13,049          23,056
                                                                 =======        =======         =======
                    Earnings per share:
                        Basic - as reported                       $ 0.88         $ 0.60          $ 1.23
                        Goodwill amortization                                    $ 0.07          $ 0.05
                        Equity method goodwill amortization                      $ 0.01          $ 0.01
                                                                 -------        -------         -------
                        Basic - adjusted                          $ 0.88         $ 0.68          $ 1.29
                                                                 =======        =======         =======

                        Diluted - as reported                     $ 0.88         $ 0.60          $ 1.22
                        Goodwill amortization                                    $ 0.07          $ 0.05
                        Equity method goodwill amortization                      $ 0.01          $ 0.01
                                                                 -------        -------         -------
                        Diluted - adjusted                        $ 0.88         $ 0.68          $ 1.28
                                                                 =======        =======         =======

               I.   DEFERRED CHARGES

                    Deferred charges represent mainly financing charges, which are amortized over the credit period, and, in 2001, debentures issuance costs, which were amortized over the period of the debentures, in proportion to the balance of outstanding debentures.

                    Amortization of financing charges and debentures issuance costs included among financial expenses were $ 164 thousands , $ 128 thousands and $ 33 thousands for the years ended December 31, 2002, 2001 and 2000, respectively.

               J.   IMPAIRMENT IN VALUE OF LONG-LIVED ASSETS

                    In 2002, the Company adopted FAS 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("FAS 144"). FAS 144 requires that long lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. The adoption of FAS 144 did not have any material effect on the consolidated financial position and results of operations.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

               K.   DEFERRED INCOME TAXES

                    Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effect differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax assets or tax liabilities from period to period.

                    As stated in note 10a, some of the plants of Israeli subsidiaries have been granted "approved enterprise" status and, accordingly, upon distribution of dividends by these subsidiaries to the Company, such dividends may be subject to tax. In light of the Group's policy not to cause distribution of dividends which would result in additional tax liabilities, any dividends received from the abovementioned companies will be distributed to the Company's shareholders. Accordingly, no account has been taken of the additional tax in respect of the above dividends.

                    The Group does not provide for an additional tax liability with respect to the excess of the amount for financial reporting over the tax basis of an investment in non-Israeli subsidiaries, as the Company does not expect such temporary differences to be reversed in the foreseeable future.

               L.   TREASURY SHARES

                    Treasury shares held by the Company are presented as a reduction of shareholders' equity, at their cost.

               M.   REVENUE RECOGNITION:

                    1)   Sales of products

                         Income from sales of products is generally recognized when title passes to customers.

                    2)   Revenues from hotel services

                         This income was recognized - in 2001 and 2000 - as the service was rendered (see also note 3b).

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

               N.   CONCENTRATION OF CREDIT RISKS - ALLOWANCE FOR DOUBTFUL
                    ACCOUNTS

                    The Group's cash and cash equivalents as of December 31, 2002 and 2001 were deposited mainly with banks in Israel, the United States and the United Kingdom. The Company is of the opinion that the credit risk in respect of these balances is remote.

                    A large part of the Group's sales is to 3 principal customers, 2001 - 2 principal customers. (see also notes 12a and 15b). The balance receivables from these principal customers as of December 31, 2002 and 2001 was $ 48,271 thousands and $ 19,400 thousands, respectively. The Group does not hold any collateral from these customers; however, based on past experience with those customers , the Group does not anticipate any difficulties in collecting the above balances. The item "accounts receivable- trade" is composed of a large number of customers. Certain trade receivables are insured under foreign trade risk insurance. An appropriate allowance for doubtful accounts is included in the accounts in respect of specific debts doubtful of collection. The bad debt expenses, including allowance charged to expenses, for the years ended December 31, 2002, 2001 and 2000 aggregated $ 3,558 thousands, $ 3,181 thousands and $ 145 thousands, respectively.

               O.   SHIPPING AND HANDLING COSTS

                    The Group's shipping and handling costs are included under selling and marketing expenses in the consolidated statements of income. Shipping and handling costs for the years ended December 31, 2002, 2001 and 2000 were $ 17.8 million, $ 14.7 million and $ 12.3 million, respectively.

               P.   ADVERTISING COSTS

                    These costs are expensed as incurred. Advertising costs for the years ended December 31, 2002, 2001 and 2000 were $ 2.5 million, $ 2.2 million and $ 1.4 million, respectively.

               Q.   STOCK BASED COMPENSATION

                    Stock options granted to employees are accounted for under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

                    Accordingly, the difference, if any, between the quoted market price of the ordinary shares on the date of grant of the options and the exercise price of such options is charged on the date of grant to shareholders' equity under "deferred compensation", and thereafter amortized by the accelerated amortization method, against income, over the expected service period (up to four years).

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                    FAS 123, "Accounting for Stock-Based Compensation", established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans under APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, and amended by FAS 148, for companies electing to apply APB 25.

                    The following table illustrates the effect on net income and earnings per share assuming the Company has applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

                                                                               YEAR ENDED DECEMBER 31
                                                                     -----------------------------------------
                                                                         2002          2001           2000
                                                                     ------------  ------------   ------------
                                                                                   $ IN THOUSANDS
                                                                              (EXCEPT PER SHARE DATA)
                                                                     -----------------------------------------
                    Net income, as reported                           $ 16,626      $ 11,424       $ 21,981
                    Add - stock-based employee compensation

                        expense included in reported net income,
                        net of related tax effect                                         14             35
                    Less - stock-based employee compensation

                        expense determined under fair value method,
                        net of related tax effect                       (1,359)       (2,099)        (2,210)
                                                                      --------      --------       --------
                    Pro forma net income                              $ 15,267      $  9,339       $ 19,806
                                                                      ========      ========       ========
                    Earnings per share:
                        Basic - as reported                            $  0.88       $  0.60        $  1.23
                        Basic - pro forma                              $  0.81       $  0.49        $  1.11
                        Diluted - as reported                          $  0.88       $  0.60        $  1.22
                        Diluted - pro forma                            $  0.81       $  0.49        $  1.10

               R.   EARNINGS PER SHARE

                    Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares, taking into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method.

               S.   DERIVATIVES

                    The Company enters into forward exchange contracts to hedge the cash flows resulting from sales of products and purchases of goods, salaries, and wages, in currencies other than the functional currency. The Company does not hold derivative financial instruments for trading purposes.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                    The Company has adopted FAS 133 "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivatives and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument.

                    For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), under "Gains or losses in respect of derivative instruments, net of related tax" and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in income among financial expenses. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in income among financial expenses. Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statements of cash flows in the same category as that of the hedged item.

                    As of January 1, 2001, the adoption of FAS 131 resulted no effect.

               T.   COMPREHENSIVE INCOME

                    In addition to net income, other comprehensive income (loss) includes gains or losses in respect of derivative instruments and additional minimum pension liability adjustments, net of related tax.

               U.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

                    1)   FAS 143

                         In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations"("FAS 143"). FAS 143 prescribes the accounting for obligations associated with retirement of tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The Company does not expect the adoption of FAS 143 to have a material effect on the consolidated financial statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                    2)   FAS 145

                         In April 2002, the FASB issued FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections" ("FAS 145"). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of APB No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of FAS 145 to have a material effect on its consolidated financial statements.

                    3)   FAS 146

                         In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is considering the effect of FAS 146 as it will apply to potential future exit or disposal activities.

                    4)   FAS 148

                         In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                         The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS 148 in these consolidated financial statements and the accompanying notes.

                    5)   FIN 45

                         In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements; however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

                    6)   FIN 46

                         In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under this FIN, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities
                         (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply - for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company has performed an initial review and do not believe it has any interest in VIE. The Company does not expect the adoption of this FIN to have a material effect on its consolidated financial statements.

               V.   RECLASSIFICATIONS

                    Certain figures in respect of prior years have been reclassified to conform with the current year presentation.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS

               ACQUISITIONS:

               The acquisitions described bellow have all been accounted for by the purchase method. The consideration for each acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumes. The results of operations of the acquired business are included in the consolidated financial statements as of the date of acquisition.

               A.   ACQUISITION OF INNER SECRETS INC. ("INNER")

                    In January 2001, the Company acquired, through a wholly owned subsidiary - Wundies Industries Inc. ("the acquiring company"), all of the shares of Inner, a privately held U.S. company, which is engaged in the development, production and marketing of ladies' intimate apparel.

                    The acquisition price was set to be four times Inner's earnings before interest, income taxes, depreciation and amortization ("EBITDA"), subject to certain adjustments, for the year ended December 31, 2000, but after deducting liabilities to banks and other loans as of December 31, 2000. The acquisition price was paid as follows: 85% in cash and 15% in Company shares. During 2001 the Company paid an amount of $ 53.3 million: $ 48.7 million in cash (including $ 14.4 million paid to a bank for discharge of a loan) and $
                    5.9 million in 454,020 Company shares, based on a price per share of $ 13.05. The excess of cost of acquisition over the fair value of net assets on acquisition date - $ 24.3 million - was allocated to goodwill. In April 2003, the Company paid additional $ 2 million as an adjustment to the purchase price. The payment was allocated to goodwill.

                    In addition, under the agreement the Company may pay additional amount, subject to certain performance, as follows: in case the EBITDA of both the acquired company and the acquiring company for the year 2003 would be greater than $ 20 million, the sellers would be entitled to an additional cash payment, of an amount not exceeding $ 6.7 million (hereafter - "the performance payment"), in accordance with certain adjustments. If the performance payment for the year 2003 is less than $ 6.7 million, the sellers may be entitled to up to the remainder of the $ 6.7 million not paid in 2003, depending on the EBIDTA for the year 2004, in accordance with certain adjustments.

               B.   ACQUISITION OF WUNDIES INDUSTRIES INC. ("WUNDIES")

                    In September 2000, the Company purchased all of the share capital of Wundies - a privately held U.S. company, which is engaged in the development, production and marketing of women's and girls' intimate apparel. The acquisition price was $ 29,126 thousands, including $ 977 thousands acquisition and issuance costs. In payment of the acquisition price, the Company allotted 1,305,050 ordinary shares, of which 70,979 ordinary shares were allotted to certain Wundies' employees, as required by the selling shareholders.

                    The excess of cost of acquisition over the fair value of net assets on acquisition date - $ 15,587 thousands - was allocated to goodwill.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS (continued):

                    Pursuant to the agreement, as long as Wafra Advisory Investment Group, a main shareholder in Wundies holds at least 50% of the Company shares that were allotted to it, it will have one representative on the Company's Board of Directors.

               C. ACQUISITION OF THE OPERATIONS OF DOMINION HOSIERY MILLS INC. ("DOMINION")

                    In January 2000, the Group, through a wholly-owned subsidiary, purchased all of the assets and some liabilities of Dominion, a privately held Canadian company, and companies under its control.

                    Dominion is engaged in production of ladies' socks and marketing thereof in North America.

                    The purchase price - $ 9,666 thousands (including acquisition costs of $ 313 thousands) - was paid in cash. The excess of cost of acquisition over the fair value of net assets on acquisition date - $ 3,721 thousands - was allocated to goodwill.

               D. ACQUISITION OF THE OPERATIONS OF KOMAR TEXTILE TRADING CO. LTD. ("KOMAR")

                    The purchase price - $ 5,600 thousands was paid in cash. The excess of cost of acquisition over the fair value of net assets on acquisition date - $ 753 thousands - was allocated to goodwill.

                    OTHER TRANSACTIONS -

               E.   SALE OF SUBSIDIARY'S SHARES

                    In August 2002, Delta Galil signed an agreement for the sale of 10% of its wholly-owned subsidiary (14,546 ordinary shares of NIS 1 par value each) of its subsidiary's shares, in consideration of $250 thousands.

                    During March 2003 the Company received the payment and agreed to transfer the shares.

                    According to the agreement the buyer has an option to purchase additional shares of the subsidiary on terms to be agreed as a later stage. The option shall remain in effect for a period of 36 months from the date of agreement.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - ASSOCIATED COMPANIES:

               A.   SALE OF INVESTMENT IN STANDARD TEXTILE EUROPE LTD. ("STE")

                    On August 4, 2000, a subsidiary signed an agreement for the sale of its investment in STE, an associated company, for $ 9 million, which bears interest of LIBOR plus 1.5% per year. Prior to the transaction, the subsidiary held 15% of STE's shares.

                    The transaction is carried out in four batches, subject to adjustments based on STE's profits, as stipulated in the agreement. The first and the second batches (approximately 50% of the shares held by the subsidiary) were transferred to the buyer upon the signing of the agreement and in January 2002, respectively, for a total consideration of $ 4,730 thousands. The capital gain from the first and second batches amounted to $780 thousands and $960 thousands, respectively were classified to "Other Income". The third batch (approximately 25% of the shares held by the subsidiary) was transferred to the buyer on January 2003, for a consideration of $2,570 thousands. The capital gain from the selling of the third batch amounted to $ 888 thousands. The fourth batch is to be transferred on January 15, 2004 for a consideration of $ 2,250 thousands, with the addition of interest of Libor plus 1.5% per year, from the date of signing of the agreement. The buyer has been granted an option to purchase the balance of STE shares held by the subsidiary at dates earlier than those listed above.

                    If all of the STE shares held by the subsidiary are not purchased by January 15, 2004, or if STE issues shares under a private placement or offers shares to the public prior to that date, the subsidiary will be entitled to demand that STE purchase from it the balance of the shares held by the subsidiary at such time.

                    Pursuant to the agreement, as long as the subsidiary holds at least 7.5% of STE's shares, it is entitled to appoint a director to STE's board of directors. As of December 31, 2002 the subsidiary holds 7.5% of the share capital of STE and accounts for its investment in STE by the equity method. As a result of the transfer of STE's shares in January 2003, the subsidiary holds less than 7.5% of STE's shares and it is not entitled to appoint a director. Therefore, as of January 2003 the subsidiary no longer has significant influence on STE, and the investment in STE is to be presented at cost, which is the balance of the investment as of January 2003.

                    The balance of the investment in STE as of December 31, 2002 and 2001 is $ 3,414 thousands and $ 4,561 thousands, respectively (of which $ 1,682 thousands and $ 1,520 thousands is presented in current assets in the balance sheets as of December 31, 2002 and 2001, respectively).

               B.   EDOMIT LTD. ("EDOMIT")

                    The Company holds 50% of the shares in Edomit. As of January 1, 2002, according to a new agreement signed between the Company and the other shareholder, the Company no longer controls Edomit. Accordingly, as of the date of the agreement, the assets and liabilities of Edomit and the results of its operations are no longer included in the consolidated financial statements and the Company's investment in Edomit is accounted for by the equity method.

                    The balance of the investment in Edomit as of December 31, 2002 is $ 783 thousands.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - LONG-TERM RECEIVABLES:

               A. Classified by currency, linkage terms and interest rates, the amount of long-term receivables (including current maturities) is as follows:

                                                                                  DECEMBER 31
                                                                          ---------------------------
                                                                              2002           2001
                                                                          ------------   ------------
                                                                                  IN THOUSANDS
                                                                          ---------------------------
                    In dollars:
                        Amount receivable in respect of fixed assets
                           sold by a subsidiary prior to its
                           acquisition*                                                    $ 2,506
                        Loan to subcontractor                                   175            225
                        Long-term loans to employees - linked to the
                           Israeli consumer price index ("CPI") and
                           bearing interest at the rate of 4%                  $903            803
                                                                           --------       --------
                                                                            $ 1,078        $ 3,534
                                                                           ========       ========

                  * As part of an agreement that the Company signed with a
                    subcontractor in May 2002, the Company settled the cancellation of a previous long-term service agreement with said subcontractor and purchased building and equipment which were evaluated under fair-value in amount of $3.9 million, in consideration of waiving a long-term balance receivable from the subcontractor, in the amount of $ 2.5 million, and a cash payment of $ 4.4 million.

               B. These balances are mature in the following years after balance sheet dates:

                                                                                  DECEMBER 31
                                                                          ---------------------------
                                                                              2002           2001
                                                                          ------------   ------------
                                                                                  IN THOUSANDS
                                                                          ---------------------------
                    First year - current maturities                           $ 728          $ 974
                                                                             ------         ------
                    Second year                                                 195            896
                    Third year                                                  155            569
                    Fourth year                                                                573
                    Fifth year                                                                 500
                    Sixth year and thereafter                                                   22
                                                                             ------         ------
                                                                              $ 350        $ 2,560
                                                                             ------         ------
                                                                            $ 1,078        $ 3,534
                                                                             ======         ======

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

               A. COMPOSITION OF PROPERTY, PLANT AND EQUIPMENT, GROUPED BY MAJOR CLASSIFICATIONS, IS AS FOLLOWS:

                                                                                    DECEMBER 31
                                                                            ---------------------------
                                                                                2002           2001
                                                                            ------------   ------------
                                                                                   IN THOUSANDS
                                                                            ---------------------------
                    Land, buildings and plumbing, see b. below*             $  36,648      $  33,674
                    Machinery and equipment                                   153,859        145,328
                    Vehicles, office furniture and equipment
                        and leasehold improvements                             44,244         42,459
                                                                            ---------      ---------
                                                                              234,751        221,461
                    Less - accumulated depreciation and amortization         (113,150)      (104,064)
                                                                            ---------      ---------
                                                                            $ 121,601      $ 117,397
                                                                            =========      =========

                    *   Including building leased under capital lease -
                        (see note 1g):

                    Cost                                                    $   1,414      $   1,414
                    Less - accumulated depreciation                               260            111
                                                                            ---------      ---------
                                                                            $   1,154      $   1,303
                                                                            =========      =========

               B.   LAND AND BUILDINGS

                    Part of the buildings of the Company and its subsidiaries stand on land leased from the Israel Lands Administration for periods expiring in the years 2016-2037. The leasehold rights have not yet been registered in the Land Registry.

               C. Investment projects of the Company and its subsidiaries have been approved by the Israeli Investment Center, under the Law for the Encouragement of Capital Investments, 1959. The balance of uncompleted investments as of December 31, 2002 aggregates $ 23.5 million.

               D. Depreciation and amortization in respect of property, plant and equipment totaled $ 13.9 million in the years ended December 31, 2002 and 2001 and $ 13.8 million in the year ended December 31, 2000 (excluding impairment of assets relating to restructuring, see note 12g).

               E.   As to pledges on assets, see note 7e.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT:

               A.   Employee related obligations are composed as follows:

                                                                                    DECEMBER 31
                                                                            ---------------------------
                                                                                2002           2001
                                                                            ------------   ------------
                                                                                    IN THOUSANDS
                    Accrued severance pay                                     $ 4,996        $ 4,951
                    Obligation in respect of defined benefit plans              1,363
                                                                              -------        -------
                                                                              $ 6,359        $ 4,951
                                                                              =======        =======

                    As of December 31, 2002 and 2001, the Group had deposits of $ 5.2 million with funds managed by major Israeli banks, which are earmarked by management to cover the severance pay liability in respect of Israeli employees. Under FAS No. 132, "Employers Disclosures About Pensions and Other Post Retirement Benefits", such deposits are not considered to be "plan assets".

                    Costs of pension and severance pay charged to income in the years ended December 31, 2002, 2001 and 2000 were $ 6.5 million, $ 5.9 million and $ 5.2 million respectively (in 2002, 2001 and 2000, excluding $ 650 thousands, $ 800 thousands and $ 1,100 thousands, respectively, relating to the termination of employment, which were charged to restructuring expenses, see note 12g).

                    The income (loss) from deposits in respect of severance pay were $ (624) thousands, $ (180) thousands and $ 200 thousands in the years ended December 31, 2002, 2001 and 2000, respectively.

                    The main terms of the various arrangements with employees are described in b. below. Further details relating to defined benefit plans, as required by FAS 132, are presented in c. below.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

               B.   TERMS OF ARRANGEMENTS:

                    1)   The Company and Israeli subsidiaries

                         Israeli law generally requires payment of severance pay and/or pensions upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to employee rights upon retirement, as applicable to Israeli companies in the Group:

                         a) Pension plans for the majority of the Group's employees: under collective labor agreements, these external pension plans cover the severance pay liability. The pension and severance pay liabilities covered by these plans are not reflected in the financial statements as the pension and severance pay risks have been irrevocably transferred to the pension funds.

                         b) Insurance policies for employees in managerial positions: these policies provide coverage for severance pay and pension liabilities of managerial personnel. Under labor agreements these insurance policies are, subject to certain limitations, the property of the employees.

                         c) Severance pay liabilities not covered by the pension funds are fully provided for in these consolidated financial statements, as if it was payable at each balance sheet date on an undiscounted basis, based upon the number of years of service and the most recent monthly salary of the Group's employees in Israel.

                    2)   Non-Israeli subsidiary

                         A U.S. subsidiary provides various defined benefit pension plans to its employees.

                         At December 31, 2002, the assets of the defined benefit pension plan are primarily invested in group annuity contracts with an insurance company. The plan was frozen effective January 1996.

                         Contributions to the defined contribution 401(k) plan are based on a percentage of annual salaries. The Company generally matches 25% of each participant's pretax contribution up to 4% of the participant's annual compensation.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

               C.   CERTAIN DETAILS RELATING TO DEFINED BENEFIT PLANS:

                                                                      2002           2001
                                                                  ------------   ------------
                                                                         IN THOUSANDS
                                                                  ---------------------------
              CHANGE IN BENEFIT OBLIGATION:
                 Benefit obligation at beginning of year            $ 2,837        $ 2,751
                 Interest cost                                          190            196
                 Actuarial loss                                         312            196
                 Benefit paid                                          (189)          (306)
                                                                    -------        -------
              Benefit obligation at end of year                     $ 3,150        $ 2,837
                                                                    -------        -------

              CHANGE IN PLAN ASSETS:
                 Fair value of plan assets at beginning of year     $ 2,843        $ 2,683
                 Actual return on plan assets                           168            178
                 Employer contribution                                   99            326
                 Benefit paid, including plan expenses                 (189)          (344)
                                                                    -------        -------
              Fair value of plan assets at end of year              $ 2,921        $ 2,843
                                                                    -------        -------

              RECONCILIATION OF FUNDED STATUS:
                 Funded status (unfunded obligations)               $  (229)       $     6
                 Unrecognized net actuarial loss                        301            241
                 Adjustment to recognize minimum liability           (1,363)
                                                                    -------        -------
              Prepaid / pension cost (accrued)                      $(1,291)       $   247
                                                                    =======        =======

              WEIGHTED AVERAGE ASSUMPTIONS AT END OF YEAR:
                 Discount rate                                         6.25%          7.00%
                 Expected return on plan assets                        6.50%          7.75%
                 Rate of compensation increase                          N/A            N/A

                    The consolidated components of net periodic benefits costs are as follows:

                                                                                    PERIOD FROM
                                                                                   SEPTEMBER 11,
                                                                                      2000 TO
                                                      YEAR ENDED DECEMBER 31         DECEMBER
                                                   ----------------------------         31,
                                                       2002            2001            2000
                                                   ------------    ------------    ------------
                                                                   IN THOUSANDS
                    Interest cost                        190             196               83
                    Actual return on plan assets        (134)           (140)             (75)
                    Net amortization                      57              12               23
                                                    --------        --------         --------
                                                         113              68               31
                                                    ========        ========         ========

               D.   As to claims in respect of wages, see note 8b.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITIES:

               A.   COMPOSITION:

                                                                          WEIGHTED
                                                                           AVERAGE
                                                                       INTEREST RATE*
                                                                      ----------------           DECEMBER 31
                                                                        DECEMBER 31,     --------------------------
                                                                            2002             2002          2001
                                                                      ----------------   ------------  ------------
                                                                              %                 IN THOUSANDS
                                                                            -----        --------------------------
                    Bank loans - in dollars or linked thereto                2.3            $ 28,286     $ 26,250
                    Bank loans - in Canadian dollars                          3                4,996        5,718
                    Bank loans - in NIS 105 Other liabilities:
                        Obligation under capital lease, see note 1g
                           and d. below - in dollars                         8.6               1,155        1,208
                        Sundry - in NIS                                                                        73
                                                                                            --------     --------
                                                                                              34,437       33,354
                    L e s s - current maturities                                              10,257        6,898
                                                                                            --------     --------
                                                                                            $ 24,180     $ 26,456
                                                                                            ========     ========

                  * Some of the loans bear interest at variable rates (mainly on a Libor + 1.2%).

               B.   DEBENTURES - CURRENT MATURITIES

                    In January 2002, the Company repaid the last installment of debentures in the amount of $ 623 thousands which were issued in July 1994. These debentures were linked to the pound sterling and bore interest at rate of Libor less 1% with a minimum of 7% per annum.

               C. Total liabilities (net of current maturities) mature in the following years after balance sheet dates:

                                                             DECEMBER 31
                                                   -----------------------------
                                                        2002            2001
                                                   --------------  -------------
                                                            IN THOUSANDS
                                                   -----------------------------
                    Second year                      $ 10,261         $  9,159
                    Third year                         10,266            6,914
                    Fourth year                           844            6,892
                    Fifth year                            850              892
                    Sixth year and thereafter           1,959            2,599
                                                     --------         --------
                                                     $ 24,180         $ 26,456
                                                     ========         ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITIES (continued):

               D. Following are the future minimum lease payments, by years, under capital lease and the present value of the net minimum lease payments as of December 31, 2002:

                                                                  IN THOUSANDS
                                                                ----------------
                         First year - current maturities              $ 158
                         Second year                                    158
                         Third year                                     158
                         Fourth year                                    158
                         Fifth year                                     158
                         Sixth year and thereafter                    1,110
                                                                    -------
                                                                      1,900
                         L e s s - amount representing interest         745
                                                                    -------
                                                                    $ 1,155
                                                                    =======

               E. The balance of liabilities is fully secured by ting charges in an unlimited amount on all the assets and rights of the Company and the assets of its subsidiaries, and/or by fixed charges on the major portion of the Group's fixed assets.

               F. A subsidiary is a party to a credit agreement, which was amended, as of June 14, 2002, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. The credit agreement provides for up to $ 86 million in loans, of which $ 26 million are term loans and the remainder is revolving credit. The principal of the term loans is payable in 14 equal quarterly installments of approximately $ 1.9 million each until December 1, 2005. As of December 31, 2002, the unutilized credit line was $ 56 million.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES:

               A.   COMMITMENTS:

                    1) The Company and its subsidiaries lease 32 facilities under operating leases. The leases (including extension options) for 28 facilities expire on various dates between 2004 and 2025 and the remaining leases expire in 2003. The Company intends to renew some of these leases. The minimum future annual lease payment over each of the years 2003 to 2007 will amount to $ 6.8 million. In the period from 2008 to the end of the lease periods, the cumulative lease payments will amount to $ 12 million. The lease expenses for each of the years 2002, 2001 and 2000 were $ 6.6 million, $ 7.3 million and $ 5.8 million, respectively.

                    2)   As to the performance payment, see note 2.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

               B.   CONTINGENT LIABILITIES

                    Under the Minimum Wage Law, 1987 ("the Law"), employers in Israel must pay at least minimum wages. The Israeli companies of the Group pay production premiums as part of the wages. The common understanding of the Law was that a portion of the production premiums may be considered as part of the minimum wage. Thus, if the base wage with the addition of the premium was equal to the minimum wage, the employees did not receive a supplement to cover the difference.

                    In October 1996, the National Labor Court (the "Court") overturned the common understanding by ruling that production premiums may not be credited against amounts due to employees under the Law. In accordance with the above ruling, commencing in April 1997, the Israeli companies of the Group ceased to include production premiums as a component of minimum wages.

                    Lawsuits were filed against the Israeli companies in the Group and they are exposed to possible claims by employees in respect of the period prior to April 1997. The books of the companies in the Group include a provision for the lawsuits, which, in the opinion of the Company's management, is sufficient.

NOTE 9 - SHAREHOLDERS' EQUITY:

               A.   SHARE CAPITAL:

                    1) The Company's shares are traded on the Tel-Aviv Stock Exchange ("TASE") and in the form of American Depositary Shares ("ADS's"), each of which represents one ordinary share, on the Nasdaq National Market in the United States. On December 31, 2002, the closing price of a share was $ 9.80; the shares were quoted on the TASE on that date at NIS 46.93 ($ 9.9).

                    2) On November 24, 2002, the Company's Board of Directors released a tender offer to purchase 565,000 shares for an amount of $ 6,215 thousands (representing $ 11.0 per share). The Company purchased all of 565,000 shares.

                    3) On September 28, 2001, the Company's Board of Directors approved the repurchase of Company shares for an amount of up to $ 3 million. The repurchase was made through open market purchases, subject to the availability of the shares, prevailing market conditions, the market price of the shares, and the Company's financial performance. During 2002 and 2001 the Company purchased 282,483 and 96,017 shares, respectively, in the open market, at an average price of $ 7.74 and $ 9.0 per share, respectively, and completed a total purchase 378,500 of the Company's shares, at an average price of $ 7.93 per share.

                    4) Pursuant to a purchase agreement dated January 5, 2001 (see note 2a), the Company issued 454,020 ordinary shares of NIS 1 par value.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

                    5) Pursuant to a purchase agreement dated September 11, 2000 (see note 2b), the Company issued 1,305,050 shares of NIS 1 par value.

                    6) As of December 31, 2002 and 2001, the balance of shares issued by the Company for the purpose of future exercise of employee stock options which is held by a trustee company is 100,447 and 102,450 shares, respectively.

                    7) The shares held by the Company have no voting rights and are not entitled to receive dividends.

               B.   STOCK OPTIONS PLANS FOR EMPLOYEES AND THE COMPANY'S CEO:

                    1) On May 10, 1998, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of up to 304,696 options, exercisable in purchase of 319,931 ordinary shares of NIS 1 par value of the Company, to thirteen senior employees of the Company and/or its subsidiaries. All of the above options were granted in June 1998. The exercise price of each option is $ 8.297, based on the quoted price of the Company's shares on the last day of trade prior to the Board of Directors' resolution ($ 9.22), less 10%. The options vest in four equal batches.

                         As of December 31, 2002, all the options are fully vested. The options are exercisable over five years period, commencing on the date that is two years after the date such option vested. Any option not exercised within the said five years will expire. The options expire over the years 2003-2006.

                    2) On September 10, 1998, the Company's Board of Directors approved a plan for the grant, at no consideration, of up to 100,000 options to its CEO, which are exercisable in purchase of 100,000 shares of NIS 1 par value of the Company. All of said options were granted in September 1998. The exercise price of each option is $ 7.90, based on the quoted price of the Company's share on the last day of trade prior to the Board of Directors' resolution ($ 8.77), less 10%. The options vest in four equal batches. As of December 31, 2002, all the options are fully vested. The exercise terms under the CEO's plan are identical to those of the employees plan.

                    3) On June 4, 2000, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of up to 809,000 options (including 100,000 options to its CEO), exercisable in purchase of 809,000 ordinary shares of NIS 1 par value of the Company, to 70 senior employees of the Group ("the optionees"). All the options were granted on August 6, 2000. The exercise price of each option is $ 21.07, based on the quoted price of the Company's shares on the last day of trade prior to the Board of Directors' resolution.

                         The options vest in four equal batches: the first, second third and fourth batches vest in August 2001, 2002 2003 and 2004, respectively. The options are exercisable over a three year period, commencing one year after the vesting date of each batch.

                         In order to receive the options, the optionees must be employed by the Group for twelve months following the vesting date of each batch.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

                    4) On October 23, 2002, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of up to 1,100,000 options (including 100,000 options to its CEO), exercisable in purchase of 1,100,000 ordinary shares of NIS 1 par value of the Company. The exercise price of each option is the higher of the quoted price of the Company's shares on the grant day or $ 9.

                         On November 22, 2002, the Company granted 1,004,500 options to 97 senior employees of the Group (including 100,000 options to the CEO) at an exercise price of $ 9, equal to Tel Aviv Stock Exchange closing price. The options vest in four equal batches. The first, second, third and fourth batches will vest in November 2003, 2004, 2005 and 2006, respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch.

                    5) The grant of options to Israeli employees under the Company's plans is subject to the terms stipulated by
                         Section 102 of the Israeli Income Tax Ordinance. Inter-alia, that Section provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

                    6) The rights pertaining to the ordinary shares issued upon exercise of the options will be identical to those of the other ordinary shares of the Company.

                    7) Following is a summary of the status of the Company's stock option plans:


                                                                          YEAR ENDED DECEMBER 31
                                             ----------------------------------------------------------------------------------
                                                       2002                         2001                        2000
                                             --------------------------   --------------------------   ------------------------
                                                             WEIGHTED                     WEIGHTED                   WEIGHTED
                                                              AVERAGE                      AVERAGE                    AVERAGE
                                                             EXERCISE                     EXERCISE                   EXERCISE
                                               NUMBER*        PRICE**       NUMBER*        PRICE**       NUMBER*      PRICE**
                                             ----------    ------------   ----------    ------------   ----------  ------------
Options outstanding at beginning of year     1,076,940       $ 17.099     1,156,642       $ 17.288       397,079     $  8.193
Changes during the year:
    Granted                                  1,004,500       $   9.00                                    809,000     $  21.07
    Exercised                                   (2,003)      $  8.297        (8,077)      $  8.297       (49,437)    $  8.297
    Forfeited                                  (40,875)      $  18.11       (71,625)      $  21.07
                                             ---------                    ---------                    ---------
Options outstanding at end of year           2,038,562       $  13.07     1,076,940       $ 17.099     1,156,642     $ 17.288
                                             =========                    =========                    =========
Options exercisable at end of year             405,880       $  16.94       534,315       $ 11.758       254,085     $  8.176
                                             =========                    =========                    =========

*  Represents the number of shares arising upon exercise of options, based on the conversion ratio.
** Per option.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

                    8) The fair value of options granted during 2002 and 2000 was $ 1.7 million and $ 6.9 million, respectively. The fair value of each option granted is estimated on the date of grant using the Black & Scholes option-pricing model, with the following weighted average assumptions:

                                                       2002          2000
                                                    ----------    ----------
                         Dividend yield                    5%            5%
                                                       ======        ======
                         Expected volatility           30.94%         31.3%
                                                       ======        ======
                         Risk-free interest rate           2%            7%
                                                       ======        ======
                         Expected life - in years        5.58          6.67
                                                       ======        ======

                    9) The following table summarizes information regarding options outstanding at December 31, 2002:

                              NUMBER OF SHARES ISSUABLE UPON EXERCISE OF OPTIONS
                    -----------------------------------------------------------------
                                OUTSTANDING                    VESTED    EXERCISABLE
                    --------------------------------------- ----------- -------------
                                                WEIGHTED
                                                 AVERAGE
                                 BALANCE AT     REMAINING    BALANCE AT   BALANCE AT
                    EXERCISE    DECEMBER 31,   CONTRACTUAL    DECEMBER     DECEMBER
                     PRICES         2002          LIFE        31, 2002     31, 2002
                    --------   -------------  ------------- ----------- -------------
                                                 YEARS
                                                 -----
                    $ 8.297        237,562         2.4         237,562     169,005
                    $ 7.9          100,000         2.4         100,000      75,000
                    $ 21.07        706,500         4.0         338,625     161,875
                    $ 9.0          994,500         6.4
                                 ---------                    --------    --------
                                 2,038,562                     676,187     405,880
                                 =========                    ========    ========

               C.   DIVIDENDS

                    Dividends are declared and paid in dollars. On March 2003, the Company declared the distribution of a dividend of approximately $ 2.4 million, payable to shareholders of record on March 17, 2003 ($ 0.13 per share).

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME: (continued):

               A. THE COMPANY AND CERTAIN ISRAELI SUBSIDIARIES (HEREAFTER - THE COMPANIES):

                    1) Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the law")

                         The Company and certain Israeli subsidiaries have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of those grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences to the Israeli CPI and interest from the date of receipt.

                         The abovementioned companies have registered floating charges on all their assets in favor of the State of Israel as security for compliance with the terms relating to the grants.

                         Under the law, by virtue of the "approved enterprise" status granted to certain of their enterprises, the Company and its Israeli subsidiaries are entitled to various tax benefits, as follows:

                         a)   Reduced tax rates

                              During the period of benefits - 7 to 10 years commencing in the first year in which the companies earn taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed) - a reduced tax rate of 25% applies, instead of the regular tax rate, see (4) below. Some of the approved enterprises are eligible for a tax exemption for the first two years commencing in the year in which the companies first earn taxable income.

                              The proportion of the Company's taxable income entitled to benefits of reduced tax rates is calculated on the basis of the ratio between the turnover of the approved enterprise and the whole turnover of the Company. The turnover applicable to the approved enterprise is calculated, as a general rule, by taking the increase resulting from the comparison of the Company's turnover with its "base" turnover, which is prescribed as being the turnover during the last year before the operation of the approved enterprise, or such other basis as is stipulated in the instrument of approval.

                              The period of benefits in respect of certain enterprises expired in 1994, while the period of benefits in respect of other enterprises expires in 2006. The Company first derived income from approved enterprises in 1998.

                              In the event of distribution of cash dividends out of income, which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

                         b)   Accelerated depreciation

                              The companies are entitled to claim accelerated depreciation in respect of buildings, machinery and equipment used by approved enterprises during the first five tax years of the operation of these assets.

                         c)   Conditions for entitlement to the benefits

                              The entitlement to the above benefits is conditional upon the companies fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

                    2) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "inflationary adjustments law")

                         Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. Under income tax regulations, the Company and a certain subsidiary are entitled to adjust their results for tax purposes on the basis of the changes in the exchange rate of the dollar, instead of the changes in the Israeli CPI. Commencing 2001, for at least 3 years, the Company and this subsidiary chose to do so.

                         As explained in note 1a(4), the financial statements was measured in dollars. For the years in which the result for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI, the difference between the changes in the Israeli CPI and the exchange rate of the dollar - both on an annual and a cumulative basis - caused differences between taxable income and income reflected in these financial statements. Paragraph 9(f) of FAS 109 creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from (i) changes in exchange rates, or (ii) indexing for tax purposes.

                    3) Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969

                         The Company and its Israeli subsidiary, Delta Elastic Tape Industries Limited, are "industrial companies" as defined by this law. As such, these companies are entitled to certain tax benefits, consisting mainly of accelerated depreciation, as stipulated by regulations published under the inflationary adjustments law, and the right to claim public issuance expenses as a deduction for tax purposes.

                         Pursuant to this law, the Company files consolidated tax returns with the said subsidiary.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

                    4) Tax rates in Israel applicable to income not derived from approved enterprises

                         Income not eligible for the approved enterprise benefits mentioned in (1) above is taxed at the regular rate of 36%.

               B.   NON-ISRAELI SUBSIDIARIES

                    Non-Israeli subsidiaries are taxed according to the tax laws in their country of residence.

               C.   REFORM OF THE ISRAELI TAX SYSTEM

                    In 2002, Amendment to the Israeli Tax ordinance (No. 132), 2002 (the "Israeli Tax Reform Law") was published. The Israeli Tax Reform Law comprehensively reforms certain parts of the Israeli tax system and entered into effect on January 1, 2003, although certain provisions thereof will be applied from later dates. The Company expects that the implementation of the Israeli Tax Reform Law will not have a material effect on its tax liability.

               D.   CARRYFORWARD TAX LOSSES

                    Carryforward tax losses as of December 31, 2002 and 2001, aggregate $ 22 million and $ 14.7 million, respectively.

                    Under the inflationary adjustments law, most of the carryforward tax losses are linked to the exchange rate of the dollar, commencing 2001 (see also a(2) above).

                    Carryforward tax losses in Israel may be utilized indefinitely.

                    Carryforward "real " losses on realization of marketable securities are deductible from future real income from marketable securities, if any.

               E.   DEFERRED INCOME TAXES:

                    1)   The deferred income taxes are composed as follows:

                                                                           DECEMBER 31
                                                                  ---------------------------
                                                                      2002           2001
                                                                  ------------   ------------
                                                                           IN THOUSANDS
                                                                  ---------------------------
                    Property, plant and equipment                  $ 13,945         $ 13,686
                    Inventories                                      (1,242)          (1,924)
                    Provisions for employee related obligations      (1,242)          (1,027)
                    Other                                             1,005             (683)
                    In respect of carryforward tax losses
                       (see d. above)                                (7,151)          (4,284)
                                                                   --------         --------
                       Total                                        $ 5,315          $ 5,768
                                                                   ========         ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10  - TAXES ON INCOME (continued):

                    2) Deferred income taxes are presented in the balance sheets among:


                                                                 DECEMBER 31
                                                      -------------------------------
                                                          2002               2001
                                                      ------------       ------------
                                                                IN THOUSANDS
                                                      -------------------------------
                              Current asset             $ (8,311)          $ (7,676)
                              Long-term asset               (745)              (205)
                              Long term liability         14,371             13,649
                                                        --------           --------
                                                          $5,315            $ 5,768
                                                        ========           ========

               F.   INCOME BEFORE INCOME TAXES IS COMPOSED AS FOLLOWS:

                                                                 YEAR ENDED DECEMBER 31
                                                      --------------------------------------------
                                                          2002           2001             2000
                                                      ------------   ------------     ------------
                                                                     IN THOUSANDS
                         The Company and its Israeli
                           subsidiaries                 $ (8,658)      $ (1,446)        $ 10,858
                         Non-Israeli subsidiaries         31,930         19,365           16,857
                                                        --------       --------         --------
                                                        $ 23,272       $ 17,919         $ 27,715
                                                        ========       ========         ========

               G.   TAXES ON INCOME INCLUDED IN THE STATEMENTS OF INCOME:

                                                             YEAR ENDED DECEMBER 31
                                                  -------------------------------------------
                                                      2002           2001            2000
                                                  ------------   ------------    ------------
                                                                  IN THOUSANDS
                                                  -------------------------------------------
             Current:
                Israeli                             $   353         $   191         $   831
                Non-Israeli                           4,963           4,015           3,205
                                                   --------        --------        --------
                                                      5,316           4,206           4,036
                                                   --------        --------        --------
             Deferred:
                Israeli                              (1,796)          $ 881         $ 1,937
                Non-Israeli                           2,236             749            (114)
                                                   --------        --------        --------
                                                        440           1,630           1,823
                                                   --------        --------        --------
             For previous years :
                Israeli                             $  (112)        $    69         $  (438)
                Non-Israeli                             135             (29)             90
                                                   --------        --------        --------
                                                         23              40            (348)
                                                   --------        --------        --------
                                                    $ 5,779         $ 5,876         $ 5,511
                                                   ========        ========        ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

                         Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to income of companies in Israel (36%) and the actual tax expense:

                                                                         YEAR ENDED DECEMBER 31
                                                             --------------------------------------------
                                                                 2002            2001            2000
                                                             ------------    ------------    ------------
                                                                              IN THOUSANDS
                                                             --------------------------------------------
   Income before taxes on income, as reported in
     the consolidated statements of income                      $ 23,272       $ 17,919        $ 27,715
                                                                --------       --------        --------
   Theoretical tax expense                                      $  8,378       $  6,450        $ 10,077
   Additional tax expenses (tax benefit) arising from
     reduced tax rate as an approved enterprise                      958             68            (486)
   Decrease in tax arising from different tax rate
     applicable to non-Israeli subsidiaries                       (3,886)        (2,029)         (2,889)
                                                                --------       --------        --------
                                                                   5,450          4,489           6,702
   Increase in taxes resulting from recomputation the
     deferred taxes due to the change in the basis of
     adjustment - from the changes in the Israeli CPI
     to the changes in exchange rate of the dollar,
     see a(2) above.                                                              2,126
   Increase (decrease) in taxes resulting from
     permanent differences:
     Disallowable deductions                                          22            432             258
     Sundry - net                                                    307         (1,171)         (1,449)
                                                                --------       --------        --------
   Taxes on income - in the consolidated statements
     of income                                                  $  5,779       $  5,876        $  5,511
                                                                ========       ========        ========

               H.   TAX ASSESSMENTS

                    Tax assessments for the Company and most of its subsidiaries are final through the tax year 1999.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

               A.   AS FOLLOWS:

                                                                           DECEMBER 31, 2002
                                                             -----------------------------------------------
                                                                                               OTHER NON-
                                                                ISRAELI          POUND           DOLLAR
                                                               CURRENCY         STERLING       CURRENCIES
                                                             -----------------------------------------------
                                                                              IN THOUSANDS
                                                             -----------------------------------------------
                        Current assets                          $ 13,322         $ 24,823        $ 11,936
                                                                ========         ========        ========

                        Long-term receivables (including
                           current maturities)                  $   903
                                                                =======
                    LIABILITIES:
                        Current liabilities                     $ 28,891         $ 16,204        $ 14,737
                                                                ========         ========        ========

                        Long-term liabilities -
                           long-term loan
                           (including current maturities)                                        $  4,996
                                                                                                 ========

                    The above balances do not include Israeli currency balances linked to the dollar. The Company establishes the currency of the short-term bank credit with the purpose of minimizing currency exposure of monetary assets (including inventory).

               B.   DATA REGARDING CHANGES IN EXCHANGE RATES AND THE ISRAELI
                    CPI:

                                                                      YEAR ENDED DECEMBER 31
                                                                 --------------------------------
                                                                    2002       2001       2000
                                                                 ---------- ---------- ----------
                    Increase (decrease) in the exchange
                        rate of Israeli currency in relation to:
                        The dollar                                   7.3%       9.3%      (2.7%)
                        The pound sterling                          19.3%       6.1%     (10.1%)
                    Rate of increase in the Israeli CPI              6.5%       1.4%        0%


                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

          BALANCE SHEETS:

                                                                          DECEMBER 31
                                                                  ----------------------------
                                                                      2002            2001
                                                                  ------------    ------------
                                                                          IN THOUSANDS
                                                                  ----------------------------
      A.  ACCOUNTS RECEIVABLE: 1) Trade:
             Outside Israel                                         $ 85,315        $ 73,692
             In Israel                                                10,286          10,948
                                                                    --------        --------
                                                                    $ 95,601        $ 84,640
                                                                    ========        ========
             Allowance for doubtful accounts:
                 Opening balance                                    $  3,671           $ 923
                 K-mart                                                                3,494
                 Hamashbir                                               859
                 Other                                                    95
             Decrease due to bad debts
                 K-mart                                               (3,494)
                 Other                                                                  (746)
                                                                    --------        --------
             Closing balance                                        $  1,131        $  3,671
                                                                    ========        ========
             Principal customers (see note 1n and 15b):
                 Customer 1                                         $ 18,916        $ 12,245
                                                                    ========        ========
                 Customer 2                                         $ 14,754        $  7,155
                                                                    ========        ========
                 Customer 3                                         $ 14,601
                                                                    ========

          2) Other:
             Investment grant receivable                            $    900        $  2,055
             Government departments - mainly
                 value added tax refundable                            3,125           2,509
             Prepaid expenses                                          1,539           1,918
             Deposits                                                    521           2,803
             Income receivable                                           353             772
             Employees                                                   553             557
             Receivables from subcontractors                           1,046
             Loan to subcontractor                                       175
             Current maturity of receivables
                 in respect of sale of fixed assets                                      452
             Sundry                                                    1,102           1,402
                                                                    --------        --------
                                                                    $  9,314        $ 12,468
                                                                    ========        ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                               DECEMBER 31
                                                                     ----------------------------
                                                                         2002            2001
                                                                     ------------    ------------
                                                                              IN THOUSANDS
                                                                     ----------------------------
                  B.  INVENTORIES
                      Finished products                               $  86,306        $  74,433
                      Products in process                                21,305           25,544
                      Raw materials and supplies                         20,274           27,429
                      Packaging and maintenance materials                 5,478            5,581
                                                                      ---------        ---------
                                                                      $ 133,363        $ 132,987
                                                                      ---------        ---------
                  C.  SHORT-TERM BANK CREDIT AND CURRENT
                      MATURITIES OF LONG-TERM
                      LOANS AND OTHER LIABILITIES:
                      Short-term bank credit                          $  96,413        $  86,403
                      Current maturities of long-term
                         bank loans and other liabilities                10,257            6,898
                                                                      ---------        ---------
                                                                      $ 106,670        $  93,301
                                                                      =========        =========

                  Unutilized short-term credit lines as of December 31, 2002 and 2001 aggregated to $ 95 million and $ 104 million , respectively.

                                                                               DECEMBER 31
                                                                     ----------------------------
                                                                         2002            2001
                                                                     ------------    ------------
                                                                              IN THOUSANDS
                                                                     ----------------------------
                  D.  ACCOUNTS PAYABLE AND ACCRUALS - OTHER:
                      Employees and employee institutions                   $ 6,474         $ 6,356
                      Provision for vacation and recreation pay               4,359           3,536
                      Income tax payable - net                                  525           2,366
                      Accrued expenses                                       11,185          11,225
                      In respect of shares purchase, see note 2a              2,003
                      Other                                                   1,813           1,562
                                                                           --------        --------
                                                                           $ 26,359        $ 25,045
                                                                           ========        ========

                  STATEMENTS OF INCOME:
                                                                    YEAR ENDED DECEMBER 31
                                                          -------------------------------------------
                                                              2002            2001           2000
                                                          ------------    ------------   ------------
                                                                         IN THOUSANDS
                                                          -------------------------------------------
                  E.  NET REVENUES - Classified by type:
                      Revenues from textile products        $ 567,298      $ 555,655       $ 429,275
                      Revenues from hotel services*                            3,108           5,129
                                                            ---------      ---------       ---------
                                                            $ 567,298      $ 558,763       $ 434,404
                                                            =========      =========       =========

                  *   see note 3b.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                         YEAR ENDED DECEMBER 31
                                                              ---------------------------------------------
                                                                  2002            2001             2000
                                                              ------------    ------------     ------------
                                                                              IN THOUSANDS
                                                              ---------------------------------------------
               F.   COST OF REVENUES - classified by type:
                    Cost of textile products                    $ 456,738       $ 452,948       $ 337,141
                    Cost of hotel services*                                         2,778           4,317

                                                                =========       =========       =========
                                                                $ 456,738       $ 455,726        $341,458
                                                                =========       =========       =========

               *  see note 3b

               G.   RESTRUCTURING EXPENSES

                    During 2002, 2001 and 2000, the Group ceased the operations of some of its facilities under three different restructuring plans. As a result, the Group's workforce was reduced by approximately 899, 257 and 319 employees, respectively. The Group's restructuring expenses in 2002, 2001 and 2000 - $ 1,065 thousands, $ 900 thousands and $
                    1,810 thousands, respectively, consist of approximately - $
                    651 thousands, $806 thousands and $ 1,100 thousands, respectively, employees' severance and related costs and $
                    414 thousands, $ 94 thousands and $ 700 thousands in respect of impairment of assets, respectively.

               H.   FINANCIAL EXPENSES - NET:

                                                                         YEAR ENDED DECEMBER 31
                                                              ---------------------------------------------
                                                                  2002            2001             2000
                                                              ------------    ------------     ------------
                                                                              IN THOUSANDS
                                                              ---------------------------------------------

                    Interest expenses                            $ 4,286         $ 7,171         $ 5,000
                    Interest income                                  (92)            (13)           (243)
                    Exchange differences and other - net           1,262          (2,407)          1,851
                                                                --------        --------        --------
                                                                 $ 5,456         $ 4,751         $ 6,608
                                                                ========        ========        ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

               EARNINGS PER SHARE:

               I. FOLLOWING IS DATA RELATING TO THE WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS PER
                    SHARE:

                                                                               2002         2001         2000
                                                                           ------------ ------------ ------------
                                                                                        IN THOUSANDS
                                                                           --------------------------------------
                         Weighted average number of
                             shares used in the computation of
                             basic earnings per share                          18,914        19,175       17,771
                         Add:

                             Net additional shares from the anticipated
                                 exercise of stock options                         13            24          225
                                                                              -------       -------      -------
                         Weighted average number of
                             shares used in the computation of
                             diluted earnings per share                        18,927        19,199       17,996
                                                                              =======       =======      =======

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

               A.   GENERAL

                    The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the dollar. Derivative financial instruments ("derivatives") are utilized by the Group to reduce these risks, as explained in this note. As the counterparties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote. The Company does not hold or issue derivative financial instruments for trading purposes.

               B.   FOREIGN EXCHANGE RISK MANAGEMENT

                    The Company enters into most foreign currency derivatives - forward exchange contracts - in order to protect itself from the risk that the eventual non-dollar net cash flows resulting from sales of products and purchases of goods and from salaries, wages and related expenses, will be affected by changes in exchange rates. The term of most of these contracts is less than one year.

                    These transactions are mainly for the exchange of pounds sterling, Euro and NIS into dollars.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

                    For forward exchange contracts designated as cash flow hedges, gains and losses are recorded in other comprehensive income until the foreign currency denominated sales, purchase of goods and salaries, wages and related expenses transactions are recognized in earnings.

                    The following table summarizes changes in other comprehensive income related to derivatives that are classified as cash flow hedges held by the Company during the period from January 1, 2001 (the date of adoption of FAS
                    133) through December 31, 2002:

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31
                                                                                ----------------------------
                                                                                    2002            2001
                                                                                ------------    ------------
                                                                                       $ IN THOUSANDS
                                                                                ----------------------------
                         Balance at beginning of year                                $ 225
                         Changes in fair value of derivatives - (loss) gain           (946)            326
                         Reclassification into earnings from other
                            comprehensive income                                      (326)
                         Net of tax effect                                             464            (101)
                                                                                   -------         -------
                         Balance at end of year                                      $(583)          $ 225
                                                                                   =======         =======

                    Hedge ineffectiveness had no material impact on earnings for the year ended December 31, 2002. No cash flow hedges were discontinued during the year ended December 31, 2002. The Company's estimates that net derivative loses of approximately $ 808 thousands included in accumulated other comprehensive income at December 31, 2001 will be reclassified into earnings during the next three months.

                    As of December 31, 2002, the Company had entered into hedging transactions for the exchange of $ 30 million into pounds sterling at an average rate of $ 1.57 per pound sterling.

               C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

                    The financial instruments of the Group consist mainly of non-derivative assets and liabilities (items included in working capital, long-term receivables - in insignificant amounts - and long-term liabilities); the Group also has derivatives.

                    In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates, or are in immaterial amounts. The fair value of the derivatives as of December 31, 2002 is $ 850 thousands.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - "RELATED PARTIES" - TRANSACTIONS AND BALANCES:

               A.   TRANSACTIONS WITH RELATED PARTIES:

                                                                     YEAR ENDED DECEMBER 31
                                                          ------------------------------------------
                                                              2002           2001           2000
                                                          ------------   ------------   ------------
                                                                          IN THOUSANDS
                                                          ------------------------------------------
                    Net revenues from textile products       $ 4,922       $ 10,305        $ 13,607
                                                             =======       ========        ========
                    Purchases and other expenses             $   410       $    416        $    520
                                                             =======       ========        ========

                    The above transactions were made with one of the Company's shareholders in the ordinary course of business, at prices agreed upon in negotiations between the parties, taking into account the volume of orders, at customary supplier credit terms.

                    As to options granted to the Company's CEO, see note 9b.

               B.   RELATED PARTIES BALANCES:

                                                                                      DECEMBER 31
                                                                            ----------------------------
                                                                                2002            2001
                                                                            ------------    ------------
                                                                                      IN THOUSANDS
                                                                            ----------------------------
                    Current receivables - presented in the balance
                               sheets among "accounts receivable - trade"      $ 1,124          $ 1,011
                                                                              ========         ========

                    Current liabilities - presented under "accounts
                               payable and accruals"                           $   106          $   116
                                                                              ========         ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION:

               A. FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. Operating segments are components of an enterprise for which separate financial information is available which is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

                    As of 2002, the Company conducts its worldwide operations in five operating segments. Each operating segment exhibits similar economic characteristics, provides similar products and services, similar production processes and distributes through common distribution channels to a common type of customers. Consequently, for financial reporting purposes, the Company has aggregated these five operating segments into one reportable segment.

               B.   GEOGRAPHICAL AREA INFORMATION:

                                                                         YEAR ENDED DECEMBER 31
                                                             ---------------------------------------------
                                                                 2002            2001             2000
                                                             ------------    ------------     ------------
                                                                             IN THOUSANDS
                                                             ---------------------------------------------
                    1)   Revenues from textile products
                           (attributed to geographic area
                           based on the location of the
                           customers):
                           North America                       $ 303,103      $ 310,664       $ 143,932
                           United Kingdom                        181,302        156,768         192,462
                           Europe (other than U.K.)               44,409         45,868          53,281
                           Israel                                 38,484         42,355          39,600
                                                               ---------      ---------       ---------
                                                               $ 567,298      $ 555,655       $ 429,275
                                                               =========      =========       =========


                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (continued):

                    2) The net balance of the Company's long lived assets, by geographic location, are as follows:

                                                                        YEAR ENDED DECEMBER 31
                                                                 2002            2001            2000

                                                                             IN THOUSANDS
                            Israel                             $ 64,998        $ 68,439        $ 71,746
                            Egypt                                20,940          19,143          16,698
                            Jordan                               10,510          11,435          10,381
                            United Kingdom                        7,740           8,712          11,893
                            United States                         7,284           5,482           4,709
                            Eastern Europe                        6,803
                            Other                                 3,326           4,186           3,358
                                                              ---------       ---------       ---------
                                                              $ 121,601       $ 117,397       $ 118,785
                                                              =========       =========       =========


                    3)   Revenues from principal customers:
                         Customer 1                           $ 174,195       $ 153,330       $ 188,383
                                                              ---------       ---------       ---------
                         Customer 2                           $  76,910       $  64,332
                                                              =========       =========
                         Customer 3                           $  65,317
                                                              =========

                                 ---------------
                            -------------------------
                                 ---------------

INTERNATIONAL INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF DELTA TEXTILES (LONDON) LIMITED


This report is made solely to the company's members, as a body. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent pemritted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinion we have formed.

We have audited the balance sheets of Delta Textiles (London) Limited ("the Company") as at 31 December 2002 and 31 December 2001 and the related statements of income, changes in shareholders equity and cash flows for each of the three years in the period ended 31 December 2002. These financial statements which are the responsibility of the Company's Board of Directors and management have been prepared as required by the United Kingdom Companies Act in accordance with generally accepted accounting principles ("GAAP") in the United Kingdom. Our responsibility is to express an opinion on these fmancial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the fmancial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the fInancial position of the Company as at 31 December 2002 and 31 December 2001 and the results of its operations, changes in its shareholders' equity and its cash flows for each of the three years in the period ended 31 December 2002, in conformity with generally accepted accounting principles in the United Kingdom. In addition they present fairly, in all material respects, the net financial position of the Company as at 31 December 2002 and 31 December 2001 and the net results of its operations for each of the three years in the period ended 31 December 2002, in conformity with generally accepted accounting principles in the United States of America.


/s/ Baker Tilly

Baker Tilly
Registered Auditors
Chartered Accountants
2 Bloomsbury Street
London WCIB 3ST

5 May 2003

                                    EXHIBIT E
                                    ---------


                                Auditor's report
                                ----------------


To the Quota holders of
Delta Egypt Sourcing L.L.C.

We have audited the balance sheets of Delta Egypt Sourcing L.L.C. as of December 31, 2002 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards
(GAAS) in U.S. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the fmancial position of the Company as of December 31, 2002, and the results of its operations, changes in its shareholders' equity and its cash flows for the year then ended, in conformity with the Egyptian Accounting Standards, which, as applicable to these financial statements, are practically identical in all material respects to U.S. GAAP, except for the Deferred Taxes.


/s/Emad B. Ragheb
-----------------
Emad B. Ragheb
FESAA -/FEST
(RAA - 3678)

Cairo January 15.2003

                                    EXHIBIT E
                                    ---------


                                Auditor's report
                                ----------------



To the Quota holders of
Delta Textile Egypt (S.A.E.)

We have audited the balance sheets of Delta Textile Egypt (S.A.E.) as of December 31,2002 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards
(GAAS) in U.S. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations, changes in its shareholders' equity and its cash flows for the year then ended, in conformity with the Egyptian Accounting Standards, which, as applicable to these [mancial statements, are practically identical in all material respects to U.S. GAAP, except for the Deferred Taxes.


/s/ Emad H. Ragheb
------------------
Emad H. Ragheb
FESAA - FEST
(RAA - 3678)


Cairo January 15,2003

ERNST & YOUNG
REPORT OF INDEPENDANT AUDITORS
------------------------------


To the shareholders of Delta Textile-France E.U.R.L

We have audited the balance sheets of DELTA Textile - France E.U.R.L as of December 31, 2001 and 2002 and the related statements of income changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards
(GAAS) in U.S. Those Standarts require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the ammounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable bases for our opinion.

The preparation of the statutory financial statement under going concern is based on the continuous financial support made by related companies, which currently have substantial advance which are in aggregate in excess of Company's both current liabilities and deficiency in assets.

Except for this matter, in our opinion, the annual accounts present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002, and the results of its operations, changes in its shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in France, as well as accounting principles generally accepted in the United States (as applicable to these financial statements, such accounting principles are practically identical).

Without qualifying our opinion, we draw attention to note 6 to the annual accounts


May 5, 2003


Philippe Thomas
Certified Public Accountant

/s/ Philippe Thomas

JOSEPH MOSHKOVSKY                                               CERTIFIED PUBLIC ACCOUNTANT
747 Third Avenue, 4th Floor, New York, NY 10017-2803                        ISRAEL & U.S.A.
-------------------------------------------------------------------------------------------
E-Mail:  joseph@moshkovsky.com                                      Telephone: 212-838-4646
         http://www.moshkovsky.com                                  Facsimile: 212-838-8155



                                INDEPENDENT AUDITOR'S REPORT





Board of Directors
Delta Textiles New York, Ltd.
New York, NY

I have audited the accompanying balance sheet of Delta Textiles New York, Ltd. as of
December 31, 2002, and the related statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United
States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Textiles New York, Ltd. as of December 31, 2002,
and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

May 5. 2003

                                                              AUDITORES
                                                                 ---
                                                                  &
                                                                 ---
                                                              EXPERTOS
                                                              ASOCIADOS

-----------------------------------
          NUEVA DIRECCION
          ---------------

Calle Alfonso XII, 8 - Bajo derecha
            28014 Madrid
               Espana
-----------------------------------

                                                              EXHIBIT E
                                                              ---------


To the shareholders of
DALET TEXTIL ESPANA, S.L.


We have audited the balance sheets of DALET TEXTIL ESPANA, S.L. (the "Company") as of December 31, 2002 and 2001 and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31,
2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (GAAS) in U.S. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the
Company as of December 3 I, 2002 and 2001, and the results of its operations, changes in its shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles
("GAAP") in the United States.



May 5, 2003


Pierre Emmanuel Barris



  AUDITORES Y EXPERTOS ASOCIADOS, SL - Antonio Maura, 8 - 28014 Madrid - Tel (91) 523.10.38 - Fax (91) 523.21.98" NIF: ESB 81319386
          Inscrita en el Registro Mercanti1 de Madrid, Torno 10.606, Folio 104, Secci6n 8, Hoja M 168.131, Inscripcion 1(a)
                Sociedad de Auditoria inscrita en el Registro Oficial de Auditores de Cuentas con el n(degree) SI025
                    Miembro del Instituto de Auditores-Censores Jurados de Cuentas de Espana con el n(degree) 493

                                                                 ---

                                                                 ---

[LOGO] R  RICHTER, USHER
          & VINEBERG                         CHARTERED ACCOUNTANTS
                                             Toronto o Montreal

                                             90 Eglington Avenue East, Suite 700
                                             Toronto, Ontario M4P 2Y3

                                             Telephone: (416) 932-8000
                                             Facsimile: (416) 932-6200



AUDITORS' REPORT


To the Shareholder of
DOMINION HOSIERY INC.


We have audited the balance sheet of Dominion Hosiery Inc. as at December 31, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations changes in its shareholder's equity and its cash flows for the year then ended in conformity with Canadian and United States of America generally accepted accounting principles.


/s/ Richter, Usher & Vineberg

Chartered Accountants

Toronto, Ontario
February 3, 2003

Tel: 972-3-7538300    OREN HOROWlTZ C.P.A AND CONSULTANTS   [LOGO] BAKER TILLY
Fax: 972-3-7538301    l2 HACHILAZON ST., RAMAT GAN 52522           OREN HOROWITZ



                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------


To the shareholders of Edomit Ltd.


We have audited the balance sheets of Edomit Ltd. (the "company") as of December 31, 2002 and 2001 and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31,2002. These financial statements are the responsibility of the Company's Board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's management, as well as evaluating the overall annual accounts presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based upon our audit the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations, changes in its shareholder's equity and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with generally accepted accounting principles ("GAAP") in the United States.

Ramt-Gan, Israel
May 5, 2003

3042-1202


                                                  /s/ Oren Horowitz & Co.
                                                      OREN - HOROWITZ & CO.

                                             Certified Public Accountants (Isr.)

                                    SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                             DELTA GALIL INDUSTRIES LTD.



                                             By: /s/ Aviram Lahav
                                                 ----------------
                                             Name: Aviram Lahav
                                             Title: Chief Financial Officer


Date: June 26, 2003

                                 CERTIFICATIONS


I, Arnon Tiberg, certify that:

(1) I have reviewed this annual report on Form 20-F of Delta Galil Industries Ltd.;

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: June 26, 2003


                                                 /s/ Arnon Tiberg
                                                 ----------------
                                              Chief Executive Officer

I, Aviram Lahav, certify that:


(1) I have reviewed this annual report on Form 20-F of Delta Galil Industries Ltd.;

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: June 26, 2003

                                                 /s/ Aviram Lahav
                                                 ----------------
                                              Chief Financial Officer