Form 20-F
period 2003-12-31
DELTA GALIL INDUSTRIES LTD
filed 2004-06-23
CIK 1081022

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 2004

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

                                      NONE
                              (Title of each class)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                               ORDINARY SHARES (1)
                                (Title of Class)

                         AMERICAN DEPOSITARY SHARES (2)
                                (Title of Class)

                               ------------------

(1) Not for trading, but only in connection with the listing of the American Depositary Shares.
(2) Evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share, par value NIS 1.00 per share.

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE
                                (Title of class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

        AS OF DECEMBER 31, 2003 THE REGISTRANT HAD 19,947,849 ORDINARY SHARES OUTSTANDING (INCLUDING 1,422,486 ORDINARY SHARES OWNED BY THE REGISTRANT AND 87,638 ORDINARY SHARES HELD BY A TRUSTEE IN CONNECTION WITH THE REGISTRANT'S STOCK OPTION PLANS).

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes X   No
                                   ---     ---

        Indicate by check mark which financial statement item the Registrant elected to follow:

                            Item 17      Item 18 X
                                   ---          ---

--------------------------------------------------------------------------------


                                          TABLE OF CONTENTS


                                                                                                 Page
                                                                                                 ----
Introduction    ...............................................................................    3
Item 1          Identity of Directors, Senior Management and Advisers..........................    4
Item 2          Offer Statistics and Expected Timetable........................................    4
Item 3          Key Information................................................................    4
Item 4          Information on the Company.....................................................   12
Item 5          Operating and Financial Review and Prospects...................................   25
Item 6          Directors, Senior Management and Employees.....................................   38
Item 7          Major Shareholders and Related Party Transactions..............................   45
Item 8          Financial Information..........................................................   48
Item 9          The Offer and Listing..........................................................   49
Item 10         Additional Information.........................................................   50
Item 11         Quantitative and Qualitative Disclosures About Market Risk.....................   60
Item 12         Description of Securities Other Than Equity Securities.........................   61
Item 13         Defaults, Dividend Arrearages and Delinquencies................................   61
Item 14         Material Modifications to the Rights of Security Holders and Use of Proceeds...   61
Item 15         Controls and Procedures........................................................   61
Item 16         Audit Committee Financial Expert; Code of Ethics; Audit Fees...................   61
Item 17         Financial Statements...........................................................   62
Item 18         Financial Statements...........................................................   62
Item 19         Exhibits.......................................................................   63

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

        Our financial statements included in this annual report are prepared in accordance with U.S. GAAP, and the accompanying discussion of the results of our operations is based on our results under U.S. GAAP. See "Item 18. Financial Statements" and "Item 5A. Operating and Financial Review and Prospects -- Operating Results".

        Delta Galil had 19,947,849 ordinary shares outstanding as of June 15, 2004. Percentages of outstanding shares used herein are based on 18,458,864 ordinary shares outstanding as of June 15, 2004, which excludes 1,422,486 ordinary shares held by Delta Galil, and 66,499 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

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


                                                                                    YEAR ENDED DECEMBER 31,
                                                            -----------------------------------------------------------------------
                                                               1999            2000           2001          2002            2003
                                                            -----------    -----------    -----------    -----------    -----------
                                                                            ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net revenues .............................................   $ 355,237      $ 434,404      $ 558,763      $ 567,298      $ 580,130
Cost of revenues .........................................     272,441        341,458        455,726        456,738        466,378
                                                            -----------    -----------    -----------    -----------    -----------
Gross profit .............................................      82,796         92,946        103,037        110,560        113,752
Selling, marketing, general administrative expenses,
  goodwill amortization and restructuring expenses .......      48,522         59,481         80,277         82,700         80,581
Gain (loss) on sale of assets and subsidiary shares ......        (761)          (117)          (553)           (92)         3,645
                                                            -----------    -----------    -----------    -----------    -----------
Operating income .........................................      33,513         33,348         22,207         27,768         36,816
Financial expenses - net .................................       2,007          6,608          4,751          5,456          5,637
Other income - net .......................................       2,432            975            463            960            252
                                                            -----------    -----------    -----------    -----------    -----------
Income before taxes on income ............................      33,938         27,715         17,919         23,272         31,431
Taxes on income ..........................................       9,836          5,511          5,876          5,779          7,340
                                                            -----------    -----------    -----------    -----------    -----------
Income after taxes on income .............................      24,102         22,204         12,043         17,493         24,091
Share in profits (losses) of associated companies - net...         480            340            110            158           (300)
Minority interests - net .................................        (968)          (563)          (729)        (1,025)          (439)
                                                            -----------    -----------    -----------    -----------    -----------
Net income ...............................................   $  23,614      $  21,981      $  11,424      $  16,626      $  23,352
                                                            ===========    ===========    ===========    ===========    ===========

EPS
Basic ....................................................   $    1.46      $    1.23      $    0.60      $    0.88      $    1.28
                                                            ===========    ===========    ===========    ===========    ===========
Diluted ..................................................   $    1.45      $    1.22      $    0.60      $    0.88      $    1.24
                                                            ===========    ===========    ===========    ===========    ===========

Weighted average number of shares used in computation(1)..
    Basic ................................................      16,174         17,771         19,175         18,914         18,313
    Diluted ..............................................      16,286         17,996         19,199         18,927         18,763
Cash dividend per ordinary shares (2) ....................   $    0.42      $    0.37      $    0.30      $    0.37      $    0.52

---------------------------------

(1) See note 13i of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report for a discussion of the shares used to compute net income per share for the years ended December 31, 2001, 2002 and 2003.
(2) Until 2001, dividends were declared and paid in NIS and such amounts have been translated into U.S. dollars here as a convenience. Beginning in 2002, dividends, if any, are declared and paid in dollars.


                                                                                    YEAR ENDED DECEMBER 31,
                                                            -----------------------------------------------------------------------
                                                               1999            2000           2001          2002            2003
                                                            -----------    -----------    -----------    -----------    -----------
                                                                                        ($ IN THOUSANDS)
BALANCE SHEET DATA:

Cash and cash equivalents.................................   $   4,977      $   8,633      $  12,762      $  14,491      $  17,699
Working capital...........................................      52,930         68,079         74,020         67,945         56,612
Total assets..............................................     265,030        371,044        424,965        441,058        450,884
Shareholders' equity......................................     142,078        185,447        198,189        197,829        212,334
Amount of Share Capital...................................      21,343         21,679         21,792         21,792         21,830


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

        A majority of Delta Galil's revenues is from sales to three customers. In 2003, 30.9% of Delta Galil's revenues were from sales to Marks & Spencer, Delta Galil's largest customer. Sales to Target reached 15.0% of revenues and sales to Wal-Mart reached 14.2% of revenues. Delta Galil's contracts with its customers, including Marks & Spencer, are short-term and do not contain minimum purchase requirements. It is possible that, in the future, Delta Galil's customers will not purchase Delta Galil's products in the same volumes or on the same terms as in the past. Any reduction of purchases by Marks & Spencer or other key customers could adversely affect Delta Galil.

DELTA GALIL HAS BENEFITED FROM ITS SHIFT OF LABOR INTENSIVE PRODUCTION TO LOWER LABOR COST COUNTRIES. A RISE IN WAGE LEVELS IN THOSE COUNTRIES COULD ADVERSELY AFFECT DELTA GALIL'S FINANCIAL RESULTS.

        Delta Galil owns production facilities and outsources production in countries that have low labor costs. In 2003, Delta Galil produced goods in Jordan, Egypt, Turkey, Honduras, Eastern Europe and the Far East that accounted for approximately 81% of Delta Galil's revenues. Historically, Delta Galil's operating results have benefited from this shift of labor intensive production to lower labor cost countries, and Delta Galil intends to increase its production in low labor cost countries. Delta Galil's financial results could be harmed if wage levels increased dramatically in the countries in which Delta Galil produces. In addition, there can be no assurance that we will be able to shift additional production to lower labor cost countries.

A DETERIORATION IN ISRAEL'S RELATIONSHIP WITH NEIGHBORING COUNTRIES IN WHICH DELTA GALIL HAS PRODUCTION FACILITIES COULD INTERRUPT DELTA GALIL'S PRODUCTION AND HARM ITS FINANCIAL RESULTS.

        Products produced in Egypt, Jordan and Turkey account for 35% of our 2003 revenues. Delta Galil's operations in these countries depend largely on their relationship with the State of Israel. In the past, there have been hostilities between Israel and Jordan and Egypt. In addition, since October 2000, there has been an increase in hostilities between Israel and the Palestinians. As a result, several Arab states reduced the level of relations with the State of Israel, principally regarding economic and commercial activities. A deterioration in Israel's relations with Jordan or Egypt could interrupt Delta Galil's foreign production operations and would adversely affect Delta Galil.

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

DELTA GALIL'S INTERNATIONAL OPERATIONS EXPOSE IT TO THE RISK OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD HARM ITS OPERATING RESULTS.

        Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2003, Delta Galil derived 32% of its revenues from customers in pound sterling, 7% of its revenues were in NIS, and 8% were in euros. More than 10% of Delta Galil's expenses were in NIS in 2003.

        Some of Delta Galil's expenses in Israel are linked to the Israeli consumer price index. Consequently, Delta Galil is exposed to risk to the extent that the rate of Israeli inflation exceeds the rate of the NIS devaluation in relation to the dollar and to the extent that the timing of such devaluation lags behind inflation in Israel, resulting in a negative effect on Delta Galil's profitability in those years.

        In order to limit Delta Galil's exposure to fluctuations in the exchange rate between the dollar and other currencies, Delta Galil from time to time purchases forward contracts for the exchange of foreign currencies into dollars at a fixed rate. Nevertheless, these hedging transactions will not protect Delta Galil if the decline in those currencies against the dollar continues for longer than the term of the forward contracts. As of December 31, 2003 Delta Galil had forward contracts for pound sterling only until June 2004. See Item 11:
"Quantitative and Qualitative Disclosure - About Market Risk".

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

DOV LAUTMAN AND SARA LEE OWN ALMOST 50% OF DELTA GALIL'S OUTSTANDING SHARES, AND TOGETHER CAN CONTROL DELTA GALIL'S MANAGEMENT.

        Mr. Dov Lautman, the Chairman of the Board of Directors of Delta Galil, beneficially owns 4,644,993 ordinary shares, representing approximately 25.2% of the ordinary shares outstanding. Sara Lee beneficially owns 4,256,537 ordinary shares, representing 23.1% of the ordinary shares outstanding. Mr. Lautman and the companies that he controls have a shareholders' agreement with Sara Lee that requires each party to vote the shares it beneficially owns to elect directors designated by Sara Lee to compose 30% of the board of directors, other than independent directors, and to elect Mr. Lautman's designees for the remainder of the board, other than independent directors. In addition, the agreement provides that the appointment of a new Chief Executive Officer requires the consent of Sara Lee. Mr. Lautman and Sara Lee have also given one another the first opportunity to buy any shares the other party wishes to sell. Mr. Lautman and Sara Lee together have the power to elect all of the directors other than independent directors, appoint management and approve actions requiring the approval of a majority of Delta Galil's shareholders.

SARA LEE COULD USE ITS OWNERSHIP POSITION TO INFLUENCE DELTA GALIL'S OPERATIONS TO BENEFIT SARA LEE.

        Approximately 0.4% of Delta Galil's 2003 revenues were derived from sales to affiliates of Sara Lee. Delta Galil is under no obligation to sell any products to Sara Lee. However, Sara Lee may attempt to use its ownership position to influence Delta Galil's operations. Israeli law requires special approvals for extraordinary transactions with a controlling shareholder, such as Sara Lee, and for transactions in which a director is deemed to have a personal interest. In the event that a director of Delta Galil also serves as the chief executive or as a director of an affiliate of Sara Lee, that Delta Galil director would be deemed to have a personal interest in transactions between that Sara Lee affiliate and Delta Galil, and such transactions would be subject, under Israeli law, to special approvals. However, if no Delta Galil director is a director or chief executive of the other party, transactions, other than extraordinary transactions, between Delta Galil and Sara Lee or its affiliates would not require special approvals.

INTEGRATION OF RECENT ACQUISITIONS WITH DELTA GALIL REQUIRES SUBSTANTIAL MANAGERIAL RESOURCES, AND DELTA GALIL MAY BE UNABLE TO ACHIEVE INTEGRATION SUCCESSFULLY.

        In November 2003 Delta Galil completed the acquisition of Auburn Hosiery Mills and its subsidiaries. In 2000, Delta Galil completed the acquisition of Wundies Industries and, in 2001, of Inner Secrets, which were merged into one company named Delta Galil USA Inc. We are working towards integration with Delta Galil of the facilities and personnel of these acquired companies. The integration diverts substantial attention of our senior management team from Delta Galil's daily operations, places significant pressure on our staff and other resources and poses financial, operational and legal risks. The integration may be impeded by general economic conditions, failure to integrate financial and operating systems, adverse response of competitors or clients, or regulatory developments. Furthermore, the acquired companies are located in North America and Ireland, where we have limited operating experience. Any failure to complete the integration successfully could adversely affect Delta Galil.

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

BECAUSE DELTA GALIL OPERATES INTERNATIONALLY, IT IS EXPOSED TO CHANGES IN FOREIGN REGULATIONS, TARIFFS, TAX LAWS AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS, ANY OF WHICH COULD AFFECT DELTA GALIL'S OPERATING RESULTS.

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

        Generally, male adult citizens and permanent residents of Israel are obligated to perform military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on Delta Galil's workforce or business if some of Delta Galil's officers and employees are called upon to perform military service is difficult to predict.

DELTA GALIL BENEFITS FROM ISRAELI GOVERNMENT PROGRAMS THAT COULD BE REDUCED OR ELIMINATED, INCREASING DELTA GALIL'S COSTS.

        Many of Delta Galil's existing production facilities in Israel are entitled to Israeli government grants and tax benefits. Delta Galil received grants totaling $1.2 million in 2001, $1.6 million in 2002 and $1.1 million in 2003 under these programs.

        The government of Israel has gradually reduced the investment grants available from 38% of eligible capital expenditures in 1996 to 24% of eligible capital expenditures in 1998 and thereafter. This lower grant rate applies to any applications for grants made in 1998 or thereafter. There can be no assurance that the Israeli government will not further reduce these investment grants.

        In 1999, Delta Galil used tax benefits estimated at approximately $1.6 million. Because of existing losses for tax purposes, Delta Galil has not used any of the tax benefits to which it is entitled under these government programs since 1999. The remaining tax benefits may be available for use in future years. See Item 10: "Additional Information - Israeli Taxation."

        The termination or reduction of these Israeli government programs, particularly benefits available to Delta Galil as a result of the "Approved Enterprise" status of its existing facilities, would increase Delta Galil's costs of acquiring machinery and equipment for its production facilities, which could have an effect on Delta Galil.

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

ITEM 4:    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Delta Galil Industries Ltd. was incorporated in Israel in 1975 and operates as a public company with liability limited by shares under the Israeli Companies Law, 1999. Our registered offices are located at 2 Kaufman Street, Tel-Aviv 68012, Israel and our telephone number is (972) 3-519-3636. Delta Galil, with its consolidated subsidiaries, is a global manufacturer and marketer of quality private label ladies' intimate apparel, men's underwear, socks, shirts, babywear, bras, leisurewear and nightwear, knitted fabrics, dyeing, trimmings and elastic ribbons. Delta Galil sells its products to leading retailers, including:

o  Marks & Spencer (U.K.)       o  Victoria's Secret      o  Gap (U.S.)
                                   (U.S.)
o  Wal-Mart (U.S.)              o  Hema (Holland)         o  Kmart (U.S.)
o  Target (U.S.)                o  JC Penney (U.S.)       o  Mervyn's (U.S.)


and to marketers of leading brand names, including:

o  Calvin Klein (U.S.)          o  Nike                   o  Hugo Boss (Germany)


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

        Delta Galil designs and develops its products primarily in the United States, England, Israel and Scotland. Delta Galil traditionally manufactured in Israel and in Scotland. In recent years Delta Galil has been manufacturing in Jordan, Egypt and Turkey, and since 1999 in Romania and Bulgaria, shifting an increasing amount of labor intensive functions to these countries. In January 2000, Delta Galil acquired all of the assets of Dominion Hosiery Mills Inc., including its manufacturing facilities in Toronto, Canada. With the acquisitions of Wundies Industries Inc. in September 2000 and Inner Secrets in January 2001, Delta Galil also has a manufacturing plant in Honduras. In November 2002, Delta Galil purchased a logistic center in Hungary. During the year 2003, Delta Galil closed its manufacturing activities in Scotland and completed the acquisition of Auburn Hosiery Mills including its manufacturing facilities in the United States and in Ireland.

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

        o DEVELOP RELATIONSHIPS WITH SELECTED NEW CUSTOMERS. Delta Galil is developing relationships with new customers who require high quality products to sell under their private labels or brands, are capable of ordering in significant volumes, demonstrate substantial growth potential and require Delta Galil's high level of service. Recent customer additions include Warner (U.S.), Puma, Polo, and Levi's (Europe)

        o CONTINUOUSLY IMPROVE ITS MANUFACTURING EFFICIENCY. Delta Galil continuously seeks to increase manufacturing efficiencies by (1) moving labor intensive functions to lower cost countries, (2) further automating its operations and (3) introducing new technologies.

        o PURSUE STRATEGIC ACQUISITIONS. In 2000 Delta Galil completed the acquisitions of Dominion Hosiery Mills and Wundies Industries, in 2001 of Inner Secrets. In 2002, Delta Galil purchased a logistics center in Hungary and in 2003 acquiredAuburn Hosiery Mills, as more fully described below. Delta Galil may pursue additional strategic acquisitions of businesses that would complement its product lines and customer relationships.

RECENT ACQUISITIONS

     ACQUISITION OF AUBURN

        In November 2003, the Company acquired, the socks business of Kellwood Company. Operating under the name Auburn Hosiery Mills, the business includes operations in both the United States and Europe.

        Auburn manufactures, markets and sells branded sport socks under exclusive licenses to brand names of Wilson(R) and Converse(R) in the United States and Europe and Coca-Cola(R) in Europe. Auburn manufactures and sources in the United States, Mexico and Ireland and sells in North America and Europe. Wal-Mart is Auburn's main customer in the United States.

        This acquisition is a favorable addition to Delta's socks business by adding well-known brand names to the existing lines, penetrating into the US mass market in the socks category and increasing Delta's marketing capabilities in the United States and Europe.

        Delta paid $10.8 million in cash to Kellwood and recorded liabilities in respect of restructuring costs in the amount of $6.2 million. Thus the total acquisition cost amounted to approximately $17.0 million.


     ACQUISITION OF INNER SECRETS

        In 2001, Delta Galil, through its subsidiary, Wundies Industries Inc., completed the acquisition of Inner Secrets Inc., a New Jersey corporation, and its subsidiaries. Inner Secrets manufactured and marketed private label brassieres and other ladies' intimate apparel.

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

        As of December 31, 2001 Wundies Industries, which Delta Galil acquired in 2000, and Inner Secrets were merged into a new company, Delta Galil USA Inc.

        As consideration for all of the share capital of Inner Secrets, Delta Galil paid $48.7 million in cash, of which $14.4 million was for retirement of bank and other debt, and $5.9 million in ordinary shares, comprised of 454,020 ordinary shares valued at $13.05 per ordinary share. The goodwill attributed to the purchase of Inner Secrets amounted to approximately $24.3 million. In April 2003, Delta Galil USA paid $2.0 million as an adjustment to the purchase price. A provision was made in 2002 for this payment, which was allocated as part of the goodwill.

        In accordance with the acquisition agreement, and as a result of the performance of Delta Galil USA in 2003, Delta Galil paid the selling shareholders of Inner Secrets additional performance payments of $6.7 million during April 2004. This payment has been allocated as part of the goodwill.

PRODUCTS

        Delta Galil works closely with its customers to design and manufacture high quality knitwear. Delta Galil produces a variety of products using cotton and man-made fibers. Delta Galil's products are generally sold at all price levels.

        The following table outlines representative products in each of Delta Galil's product categories, key customers/brands and the percentage of total revenues that each product category represented during 2001, 2002 and 2003.


                                                                                                % OF REVENUES
                                                                                             YEAR ENDED DECEMBER 31,
PRODUCT CATEGORY          KEY PRODUCTS            KEY CUSTOMERS/BRANDS                    2001        2002        2003
----------------          ------------            --------------------                    ----        ----        ----
Ladies' Intimate          Fashion and basic       Marks & Spencer    Calvin Klein         58%         59%         61%
Apparel                   panties and bras        Wal-Mart           Hema
                          (including seam-free)   Target             Kmart
                          Women's nightwear       JC Penney
                          Girl's nightwear        Victoria's Secret

Socks                     Men's, women's and      Marks & Spencer                         13%         15%         16%
                          children's leisure,     Nike
                          dress and sport socks   Wal-Mart
                                                  Hema
                                                  Sears
                                                  Dim
                                                  JC Penney

Men's Underwear           Briefs                  Calvin Klein       Schiesser            15%         11%         10%
                          Boxer shorts            Gap                Target
                          Mini-briefs             Hema               J. Crew
                          Undershirts             Hugo Boss
                          Men's nightwear         Marks & Spencer
                                                  Polo Ralph Lauren

Babywear                  Fashion and classic     Marks & Spencer                         6%          7%          7%
                          items, focusing on
                          newborns

Leisurewear               T-shirts                Marks & Spencer                         3%          4%          3%
                          Polo shirts
                          Sweatshirts
                          Leisure clothes

Others                    Fabrics, Elastic                                                5%          4%          3%
                          tapes  and other
                          operations

        o LADIES' INTIMATE APPAREL: Delta Galil's intimate apparel items include both fashion and basic underwear, as well as bras. Delta Galil has introduced machinery to produce seam-free panties, tops and control underwear. Delta Galil has been shifting its product mix to increase its focus on these products.

        o SOCKS: Delta Galil manufactures men's, women's and children's socks in the leisure, dress and sports categories. Among the varieties of socks that Delta Galil manufactures are socks with popular cartoon and other characters that Delta Galil licenses.

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

     THE NORTH AMERICAN MARKET

        Recognizing the North American market's size and diversification, Delta Galil has targeted this market as its major strategic market for growth and profitability. Through internal growth and a series of acquisitions, Delta Galil has been successful in rapidly increasing its presence in the North American market. Sales to North America grew from $47.3 million (which represented 16% of total sales) in 1998 to $310.6 million (which represented 56% of sales) in 2001. Our four target largest customers in North America, Wal-Mart, Target, Victoria's Secret and JCPenney, represented approximately 77% of our 2003 sales in North America. Although 2002 and 2003 sales to North America decreased by 2.4% and 0.8% to $303.1 million and to $300.1 million respectively (representing 52% of sales in 2003), we are expecting a strong rebound of sales to this market in 2004 mainly due to the acquisition of Auburn, which was consolidated only beginning in November 2003. For an explanation of the decrease, see Item 5:
"Operating and Financial Review and Prospects - Results of Operations".

     MARKS & SPENCER RELATIONSHIP

        Delta Galil is one of Marks & Spencer's five largest suppliers and has been doing business with Marks & Spencer for more than 20 years. Marks & Spencer sells all of its products under its own brand name and is one of the leading retailers of men's underwear, women's underwear and men's socks in the United Kingdom. Delta Galil sells, on an average basis, approximately, 7.0 million units to the Marks & Spencer distribution center per month. Delta Galil is a diversified supplier to Marks & Spencer, selling to 20 different departments of the chain. Each department is independently managed, has autonomy in procurement decisions, and establishes its own product standards and supply requirements.

        Delta Galil's sales to Marks & Spencer grew from $1 million in 1981 to $49 million in 1990, to $92 million in 1995 and to $188 million in 2000, representing 43.4% of Delta Galil's revenues in 2000. The growth in Delta Galil's revenues from 1997 through 2000 was due largely to the increase in sales to Marks & Spencer. In 2000 and 2001, Marks & Spencer suffered from reduced sales and profitability. Delta Galil, as a leading supplier to Marks & Spencer, was affected by Marks & Spencer's decreased revenues as well as by the weakness of the pound sterling. In 2001 sales to Marks & Spencer, in dollar terms, amounted to $153 million, a decrease of 19% compared to 2000, reflecting a sharp decrease in selling prices. In 2002 sales increased by 14% in dollar terms, compared to sales in 2001 and amounted to $174 million. In 2003, sales were positively affected by the strengthening of the pound sterling which led to an increase of 3% in dollar terms, reaching $179 million, compared to 2002.

     ISRAELI MARKET

        Delta Galil believes that it is among the market leaders in Israel for men's underwear, ladies' intimate apparel and socks, with $38 million of sales in 2003. These sales include products Delta Galil manufactures, as well as goods it imports into Israel or purchases from other Israeli suppliers. Of Delta Galil's sales in Israel, 45% were made through retail department stores and supermarkets, 54% were made through Delta Galil's Delta Plus factory outlets and 1% were made through Delta Galil's new chain stores located in malls. As of December 31, 2003 Delta Plus had 79 stores, of which Delta Galil owned 43 directly and 36 were franchises.

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

        o KNITTING: Delta Galil produces the knitted fabric required for the underwear and other garments it manufactures in Israel and in Egypt. Delta Galil produces 60 to 100 different types of fabric. Delta Galil operates approximately 140 automatic knitting machines, with a total production capacity of approximately 520-550 tons of fabric per month depending on the type of fabric produced. During 2003, Delta Galil produced approximately 380 tons of fabric per month, approximately 95% of which Delta Galil used and the remainder of which was sold to third parties. Delta Galil does not have any long-term supply obligations and is able to adjust its capacity for its own use when necessary. Delta Galil outsources from various suppliers the rest of the knitted fabric it requires.

                Delta Galil operates approximately 1,800 knitting machines for the production of socks, including machines owned by sub-contractors, with a total production capacity of approximately 6.5 million pairs per month, which was fully utilized in 2003. Following the purchase of Auburn in November 2003, Delta Galil increased its total socks production capacity by approximately 6.0 million pairs per month.

        o DYEING AND FINISHING: Delta Galil has its own dyeing plants in Nahariya and Carmiel, Israel, in North America and in Ireland for dyeing of yarn, fabrics and products. The dyeing plants are principally engaged in supplying Delta Galil's own requirements. Delta Galil outsources the dyeing and finishing for production in Egypt. Delta Galil's ability to control the dyeing and finishing of its products and accumulated expertise in this area are key elements in its ability to provide quality products to its customers.

        o CUTTING: Delta Galil uses computerized, automatic cutting equipment, which minimizes fabric waste.

        o SEWING: Cut fabrics are sewn to complete the product, including the addition of accessories such as elastic waist and leg bands and labels. Delta Galil is currently operating at its sewing capacity, which is, on an average basis, approximately 15 million units per month (depending on the type of product). Delta Galil operates 9 sewing plants, of which one is located in Israel, three in Jordan, four in Egypt, one in Honduras and one in Hungary. Delta Galil also subcontracts sewing functions, primarily to contractors in Israel, Egypt, Eastern Europe, the Far East and Central America.

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

        Delta Galil is making a major effort to capitalize on this unique and new technology. Delta Galil continuously engages in research and development to create additional products that use the seam-free technology. Nevertheless, sales of seam-free products decreased from $40.2 million in 2000 to $17.4 million in 2003. The design, development and manufacturing of these products require more resources than traditional products. Delta Galil has seen sales of seam-free products drop as it did not offer the market enough innovative products. Nevertheless, due to major improvement made in design and development of new products and increase in demand for seamless garments, Delta Galil forsees a rebound in this activity in 2004. As of December 31, 2003, Delta Galil owned 239 seam-free knitting machines acquired at an aggregate cost, net of grants, of approximately $14 million and currently working at a yearly average capacity of approximately 70%. Following the increase in demand as described above, Delta Galil purchased another 30 seam-free machines during the first quarter of 2004.

     OUTSOURCING OF PRODUCTS

        Subcontractors manufactured goods in Egypt (babywear and underwear), Turkey (socks), Romania (bras, babywear and underwear), Bulgaria (socks) and Bangladesh, Mexico, El Salvador, Indonesia and China (all ladies intimate apparel), which in 2003 accounted for approximately 50% of Delta Galil's revenues. Delta Galil personnel closely supervise the production by subcontractors in these countries.

     JORDANIAN JOINT VENTURE

        In 1995, Delta Galil entered into a joint venture with Century Investment Group, a Jordanian company. Delta Galil supplies cut fabric to the joint venture and purchases sewing services. Delta Galil holds a controlling interest in this joint venture and purchases virtually all of the goods produced by the joint venture.

SALES AND MARKETING

        Delta Galil customizes its sales and marketing strategy according to individual customers' geographic regions and the market segment. For example, one sales and marketing group handles the Marks & Spencer account, another handles sales to the U.S. mass market, and a third focuses on accounts for middle and upper market customers in the United States. Depending on where a target customer is located, Delta Galil's sales offices in Europe, North America or Israel implement the marketing strategy in coordination with headquarters. Delta Galil staffs sales offices with experienced personnel who maintain ongoing contact with its customers and respond to customers' needs promptly and effectively.

RESEARCH AND DEVELOPMENT

        Delta Galil has strong in-house creative teams of designers and technology experts, consisting of fashion designers, textile designers, yarn experts, knitting experts and dyeing and finishing experts. Delta Galil's design and development expenses increased to $23.0 million in 2003, as compared to $20.8 million in 2002, and $19.5 million in 2001.

DELTA GALIL'S MANUFACTURING FACILITIES

        Delta Galil has manufacturing facilities in Israel, Jordan, Egypt, North America, Honduras, Hungary and Ireland. Delta Galil has also sub-contracts to manufacturers in Egypt, Turkey, Romania, Bulgaria, Central America and the Far East. In 1995, Delta Galil began transferring labor intensive production functions from its plants in Israel and Scotland to Egypt and Jordan. Since 1996, seven sewing plants in northern Israel and all manufacturing plants in Scotland were closed and their production capacity was transferred to Egypt, Jordan and Eastern Europe, leaving Delta Galil with only one sewing plant in Israel. In 2003, 81% of Delta Galil's revenues were generated from the sale of products produced in low labor cost countries, up from 49% in 2000. In 2003, goods produced in Israel represented 14% of Delta Galil's revenues, down from 35% in 2000.

        The following table summarizes the distribution of Delta Galil's revenues by location of production, stated as a percentage of total revenues for the periods indicated:

                                                                                        % OF REVENUES
                                                                               -------------------------------
                                                                                          YEAR ENDED
                                                                                         DECEMBER 31,
                                                                               -------------------------------
COUNTRY             ACTIVITY                        PRODUCTS                     2001        2002       2003
-------             --------                        --------                   -------     -------     -------
Far East            Purchase of finished products   Ladies intimate apparel       19%        22%         30%
                    Sewing(1)

Egypt.........      Knitting(2)                     Ladies' intimate apparel      17%        19%         20%
                    Dyeing(1)                       Men's underwear
                    Cutting                         Babywear
                    Sewing(2)                       Leisurewear
                    Purchase of finished products

Israel........      Design                          Ladies' intimate apparel      18%        14%         14%
                    Knitting(2)                     Men's underwear
                    Dyeing                          Socks
                    Cutting & sewing(2)             Knitted fabric
                    Production of fabrics &         Elastic bands
                    elastics
                    Distribution center
                    Purchase of finished products

Caribbean &         Sewing(2)                       Ladies' intimate apparel      17%        15%         10%
Central America     Cutting                         Socks
                    Knitting (1)
                    Purchase of finished products

Jordan........      Sewing(2)(3)(5)                 Ladies' intimate apparel      14%        13%         9%
                                                    Men's underwear

Turkey........      Purchase of finished products   Socks                         6%          7%         7%

Eastern Europe      Knitting(1)                     Ladies' intimate apparel      3%          5%         6%
                    Sewing(2)                       Socks
                    Purchase of finished products   Babywear

North America       Design                          Ladies' intimate apparel      4%          4%         4%
                    Cutting                          Socks
                    Dyeing
                    Knitting(2)
                    Distribution center

Scotland......      Design                          Babywear                      2%          1%         0%
                    Cutting & sewing(4)             Leisurewear
                    Warehousing(4)

--------------------------------
(1)     These activities are fully outsourced to local contractors.
(2)     A portion of these activities is outsourced to local contractors.
(3) This activity is performed by a joint venture in which Delta Galil has a controlling interest.
(4)     These activities were discontinued starting 2003.
(5)     Fabric produced in Israel.

MANAGEMENT INFORMATION SYSTEMS

        Delta Galil has invested in information technology as a tool to reduce overall costs, enhance the efficiency of its garment design and manufacturing, and support the sale and distribution of its products to its customers. Delta Galil's production software processes customer orders, schedules production for such orders and monitors the products ordered during all stages of production, from knitting to sewing and during packaging and distribution. Delta Galil believes that its information technology system has been effective in meeting its demands. Delta Galil spent $6.2 million in 2003 and intends to spend $7.1 million in 2004 to enhance its system's capabilities in order to support the growing demand for Delta Galil's products.

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

        Delta Galil benefits from Israel's status that currently has free trade agreements with the United States, Canada, the European Union and the European Free Trade Association. The trade agreements permit Delta Galil to sell its Israeli manufactured products to the United States, Canada and the member countries of the European

Union and the European Free Trade Association free of customs duties and import quotas. The United States has extended the benefits of the Israel-United States Free Trade Area Agreement to goods processed in the area of Jordan in which Delta Galil has its facilities. Due to a free trade agreement between the EU and Egypt, Delta Galil's products manufactured in Egypt can enter the EU countries duty free as well. Delta Galil also benefits from tariffs and quotas applicable to goods produced in the Far East, which are not applicable to Delta Galil's products produced outside the Far East In addition, the State of Israel provides incentives that reduce the cost of equipment to Delta Galil and which may not be available in other countries.

DELTA GALIL'S ORGANIZATIONAL STRUCTURE

        Delta Galil is an Israeli corporation that commenced operations in 1975. It currently has 24 subsidiaries in which it holds at least a 50% interest. Six of the subsidiaries are marketing subsidiaries in Europe, North America and Israel. The main operations are included in the following companies:


                                         PLACE OF            OWNERSHIP
             COMPANY                   INCORPORATION         INTEREST                        FUNCTION
--------------------------------  ----------------------- ---------------  -------------------------------------------
Delta Galil USA. Inc.              Delaware, U.S.A.       100%             o        Manufactures ladies and girls
                                                                                    intimate apparel and owns
                                                                                    Auburn Hosiery Mills.
Delta Galil Europe Ltd.            U.K.                   100%             o        Distribution services and
                                                                                    marketing center.
Delta Galil Holland B.V.           Holland                100%             o        Contract manufacture and owns
                                                                                    Delta Galil's interest in
                                                                                    Delta Textile Egypt-Free
                                                                                    Zone S.A.E., Dominion
                                                                                    Hosiery Inc., Century
                                                                                    Wear Corporation (WLL),
                                                                                    Delta Galil Hungary KFT,
                                                                                    Delta Textile Bulgaria
                                                                                    Ltd. and Sport Socks.
Delta Textile Egypt  - Free Zone   Egypt                  100%             o        Manufactures men's and women's
S.A.E.                                                                              underwear and leisurewear.
Dominion Hosiery Inc.              Canada                 100%             o        Manufactures ladies' socks in
                                                                                    Canada.
Century Wear Corporation (WLL)     Jordan                 50%*             o        Joint venture in Jordan that
                                                                                    performs sewing for the
                                                                                    production of various
                                                                                    products.
Delta Galil Hungary KFT            Hungary                100%             o        Operates logistic center and
                                                                                    manufactures babywear and
                                                                                    bras.
Sport Socks Co Ltd.                Ireland                100%             o        Manufactures socks in Ireland.
Delta Textile Marketing Ltd.       Israel                 100%             o        Factory outlets and wholesale
Delta Textile (New York) Ltd.      New York, U.S.A.       100%             o        Marketing
Delta Elastic Tapes Industries,    Israel                 90%              o        Manufactures elastic tape and
Ltd.                                                                                other components used in
                                                                                    underwear manufacture.


                                         PLACE OF            OWNERSHIP
             COMPANY                   INCORPORATION         INTEREST                        FUNCTION
--------------------------------  ----------------------- ---------------  -------------------------------------------
Auburn Hosiery Mills Inc.          Kentucky, USA          100%             o        Manufactures socks in the US.



--------------------
* Delta Galil effectively controls this joint venture as a result of its holding of an additional controlling share.


PROPERTY, PLANT AND EQUIPMENT

        Delta Galil has manufacturing facilities in Israel, Jordan, Egypt, Turkey, Bulgaria, Ireland, Canada, Hungary and the United States. Delta Galil maintains its principal Israeli manufacturing, warehousing and administrative facilities in Carmiel, Daliat el-Carmel and Tel-Aviv. In Israel, Delta Galil owns six facilities, including its principal production facility in Carmiel, and leases nine facilities. The leases, including all extension options, for seven facilities expire on various dates between 2005 and 2013. The remaining lease expires in 2004, and Delta Galil is confident that it can renew that lease on terms no less favorable than the existing lease. Delta Galil also owns approximately 50 acres of undeveloped beachfront property surrounding its Nahariya facility. This property is zoned mainly for tourism or residential uses.

        In addition, Delta Galil owns a facility in Scotland, leases a warehouse and development center outside London and leases offices in London. Delta Galil leases manufacturing and storage facilities in Egypt pursuant to 25 year leases that expire between 2019 and 2025. Delta Galil's joint venture in Jordan leases sewing and cutting facilities in Irbid, and in Amman.

        Delta Galil leases manufacturing facilities in Canada, Honduras, and in Pennsylvania, as well as facilities in New Jersey and a facility in Hong Kong. These leases expire between 2004 and 2011. Delta Galil is confident that it can renew these leases on terms no less favorable than existing leases. Delta Galil also owns a facility in Rockingham, North Carolina, a logistic center in Hungary, and other manufacturing facilities in Bulgaria, Kentucky USA and Ireland. Management believes that Delta Galil's existing facilities are well maintained, in good operating condition and provide adequate space for Delta Galil's current level of operations. In addition, Delta Galil believes that its facilities and operations are in compliance with current governmental regulations regarding safety, health and environmental pollution. Delta Galil generally has complied with these regulations and such compliance has not had a material adverse effect on its capital expenditures, earnings or competitive position.

        The following table shows Delta Galil's owned and leased properties and facilities as of June 15, 2004:


               PLANT LOCATION                         SQUARE FEET                    MAIN FUNCTION
---------------------------------------------     ---------------------    ----------------------------------
Carmiel, Israel                                         641,100            Textile manufacturing
Nahariya, Israel                                        257,000            Dyeing
Rosh Ha'ain, Israel                                      74,777            Offices and warehouse
Delta Plus retail chain, Israel                          74,874            Retail
Yodaft, Israel                                           58,050            Warehouse
Daliat El Carmel, Israel                                 37,800            Elastic tape manufacturing
Tel Aviv, Israel                                         10,750            Main office

London, U.K.                                             25,000            Offices
Northampton, U.K.                                       125,000            Warehouse
Scotland                                                103,000            Offices and warehouse
Ireland                                                 128,000            Socks manufacturing, warehousing
                                                                           & offices
Jordan                                                  240,000            Sewing and warehouse
Egypt                                                   335,000            Knitting, cutting, sewing,
                                                                           warehouse and offices
New Jersey, U.S.                                        125,000            Logistic center, warehouse and
                                                                           offices
New York, U.S.                                           30,000            Offices
Pennsylvania, U.S.                                      400,000            Warehouse, logistic center and
                                                                           offices
Kentucky, US                                            205,000            Socks manufacturing, warehousing
                                                                           & offices
Honduras                                                108,000            Sewing and warehouse
Hong Kong                                                12,000            Offices and warehouse
Canada                                                   38,700            Socks manufacturing
Hungary                                                 135,000            Logistic center, cutting, and
                                                                           sewing
Bulgaria                                                 78,000            Socks manufacturing

     CAPITAL EXPENDITURES

        The following table shows Delta Galil's fixed assets purchases for the last three years on a cash flow basis, broken down by regions. These capital expenditures were financed from Delta Galil's operating cash flow, and, in Israel, also by government grants.

                                               YEAR ENDED DECEMBER 31,
                                           ------------------------------
                                            2001        2002        2003
                                           ------      ------      ------
                                                   ($ IN THOUSANDS)
Israel..............................        7,365       5,892       5,909
Egypt...............................        3,992       2,899       3,927
Eastern Europe......................                    2,553       3,246
United Kingdom......................           69         408         754
North America.......................        1,129       5,156         525
Jordan..............................        2,192         703         396
Others..............................          688         117         168
                                           ------      ------      ------
                                           15,435      17,728      14,925
                                           ======      ======      ======

--------------------

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

OVERVIEW

        Following is a discussion of certain topics that will help you to better understand our results of operations discussed below:

     REVENUES

        Delta Galil's revenues in 2003 increased by 2% and amounted to $580.1 million compared to $567.3 million in 2002.

        The following table shows Delta Galil's revenues by geographical area, stated in million U.S. dollars and as a percentage of total revenues, for the years ended December 31, 2001, 2002 and 2003:

                                                       YEAR ENDED DECEMBER 31,
                              -----------------------------------------------------------------------

                                      2001                       2002                     2003
                              ---------------------      --------------------     -------------------
                                 $             %            $            %           $           %
                              -------       -------      -------      -------     -------     -------
North America.............      310.6          55.6        303.1         53.4       300.7        51.8
United Kingdom............      156.8          28.1        181.3         32.0       187.9        32.4
Europe (excluding U.K.)...       45.9           8.2         44.4          7.8        48.7         8.4
Israel....................       45.5           8.1         38.5          6.8        42.8         7.4
                              -------       -------      -------      -------     -------     -------
Total.....................      558.8         100.0        567.3        100.0       580.1       100.0
                              =======       =======      =======      =======     =======     =======

        In 2003, sales to North America decreased by 0.8% to $300.7 million representing 51.8% of total sales. The decrease in sales to North America is attributed mainly to a weakness in Christmas and New Year sales. Delta Galil's sales to its top customer, the U.K. chain Marks & Spencer, increased by 2.8% to $179.1 million in 2003 compared to $174.2 million in 2002. The increase is attributed to the strengthening of the pound sterling versus the dollar. Delta Galil's sales to the European market increased by 9.7% to $48.7 million in 2003 compared to $44.4 million in 2002, mainly due to the strengthening of the euro versus the dollar. Delta Galil's sales to the Israeli market increased by 11.2% to $42.8 million in 2003 compared to $38.5 million in 2002.

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

        The following table shows Delta Galil's revenues by product categories, stated as a percentage of total revenues, for the years ended December 31, 2001, 2002 and 2003:

                                               YEAR ENDED DECEMBER 31,
                                         -----------------------------------
                                           2001         2002          2003
                                         --------     --------      --------
Ladies' Intimate Apparel...............     57.6%        59.2%         61.1%
Socks..................................     13.6         15.2          16.4
Men's Underwear........................     14.9         11.2          10.1
Babywear...............................      5.8          7.2           6.8
Leisurewear............................      2.7          3.6           3.0
Fabrics and Others.....................      5.4          3.6           2.6
                                         --------     --------      --------
Total..................................      100%         100%          100%
                                         ========     ========      ========

     ACQUISITION OF AUBURN HOSIERY MILLS

        On November 13, 2003 Delta Galil completed the acquisition of the outstanding shares of Auburn Hosiery Mills. Auburn manufactures, markets and sells branded sport socks under exclusive licenses to brand names both in the United States and Europe.

        As consideration for all of the share capital of Auburn Hosiery, Delta Galil paid $10.8 million to Kellwood and recorded liabilities in respect of restructuring costs in the amount of $6.2 million. The total purchase price amounted to approximately $17.0 million. The goodwill attributed to the purchase of Auburn Hosiery Mills amounted to approximately $1.4 million.

     ACQUISITION OF INNER SECRETS

        In 2001, Delta Galil , through its wholly owned subsidiary, Wundies Industries Inc., completed the acquisition of all of the outstanding shares of Inner Secrets Inc., a New Jersey corporation, and its subsidiaries. Inner Secrets manufactures and markets private label brassieres and other ladies' intimate apparel.

        As consideration for all of the share capital of Inner Secrets, Delta Galil paid $48.7 million in cash, of which $14.4 million was for retirement of bank and other debt, and $5.9 million in ordinary shares, comprised of 454,020 ordinary shares valued at $13.05 per ordinary share. The goodwill attributed to the purchase of Inner Secrets amounted to approximately $24.3 million.

        In April 2003, Delta Galil USA paid $2.0 million as an adjustment to the purchase price. A provision was made in 2002 for this payment, which was allocated as part of the goodwill.

        In accordance with the acquisition agreement, and as a result of the performance of Delta Galil USA in 2003 , Delta Galil paid the selling shareholders of Inner Secrets additional performance payment of $6.7 million during April 2004. This payment has been allocated as part of the goodwill.

     ACQUISITION OF WUNDIES

        In 2000, Delta Galil completed the acquisition of all of the share capital of Wundies Industries, Inc., a U.S. company, and its subsidiaries. Wundies produces private label ladies' intimate apparel and underwear and sleepwear for girls.

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

        ACQUISITION OF A LOGISTIC CENTER IN HUNGARY

        In November 2002, Delta Galil, through a wholly owned subsidiary, purchased the operations of Komar Textile Trading, a logistic center, which included real estate, movables and receivables from subcontractors in Hungary. The acquisition price was $5.6 million, and the excess of the cost of the acquisition over the fair value of net assets amounted to $0.8 million.

        SALE OF INTERESTS IN ARAD TOWELS AND STANDARD TEXTILE (EUROPE) LTD.

        On December 31, 1998, Delta Galil sold its 40.7% interest in Arad Towels Ltd. to Standard Textile (Europe) Ltd. ("STE") for $12.4 million in cash and a 15% interest in STE. The capital gain on this transaction totaled 5.2 million, of which $3.1 million was applied to income in 1998 and the balance of $2.1 million was applied to income in 1999.

        On August 6, 2000 Delta Galil entered into an agreement with S.T.I. Industries and Technologies Ltd., S.T.I.A. Holdings Ltd. and STE , for the sale of its 15% holdings in STE for $9 million. The transaction is to be carried out in four installments, subject to adjustments as stipulated in the agreement. The first installment, 25% of the shares held by Delta Galil, was transferred to the buyers upon the signing of the agreement, for $2.25 million. The second installment was transferred on January 15, 2002, for consideration of $2.48 million, the third installment was transferred on January 15, 2003 for consideration of $2.57 million and the fourth and final installment was transferred on January 15, 2004 for consideration of $2.64 million. Delta Galil recognized a capital gain of $0.9 million in 2003 from this transaction and a similar profit will be recognized in 2004.

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

        EMPLOYEE STOCK OPTION PLAN

        In October 2002, Delta Galil's Board of Directors approved an employee stock option plan for the grant, without consideration, of options exercisable to purchase 1,100,000 ordinary shares. The plan provides for forfeited options to return to the pool for future grants. In November 2002, the Company granted 1,004,500 options to 97 employees of the group (including 100,000 options granted to the CEO) at an exercise price of $9.0 per share. In May 2003 Delta Galil granted an aggregate of 30,000 options to three employees at an exercise price of $10.76. In March 2004, Delta Galil granted an aggregate of 80,000 options to six employees at an exercise price of $15.35. The options granted in May 2003 and in March 2004 are subject to the same terms and conditions as those granted in 2002.

        The options are exercisable over a three-year period, following one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batches. All options granted after January 1, 2003 may be exercised only following the elapse of two years after the end of the year in which the options were granted.

RESULTS OF OPERATIONS

        The following table sets forth Delta Galil's results of operations expressed as a percentage of total revenues for the periods indicated:

                                                                             YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                         2001         2002         2003
                                                                       --------     --------     --------
Revenues........................................................         100.0%       100.0%       100.0%
Cost of revenues................................................          81.6         80.5         80.4
                                                                       --------     --------     --------
Gross profit....................................................          18.4         19.5         19.6
Selling, marketing, general, administrative,
      goodwill amortization and restructuring expenses..........          14.4         14.6         13.3
                                                                       --------     --------     --------
Operating income................................................           4.0          4.9          6.3
Financial expenses - net........................................          (0.9)        (1.0)        (0.9)
Other income- net...............................................           0.1          0.2          *
                                                                       --------     --------     --------
Income before taxes on income...................................           3.2          4.1          5.4
Taxes on income.................................................          (1.1)        (1.0)        (1.2)
                                                                       --------     --------     --------
Income after taxes on income....................................           2.1          3.1          4.2
Share in profits (losses) of associated companies - net.........           *            *           (0.1)
Minority interests- net.........................................          (0.1)        (0.2)        (0.1)
                                                                       --------     --------     --------
Net income......................................................           2.0%         2.9%         4.0%
                                                                       ========     ========     ========

--------------------
* Less than 0.1%.

        SEGMENT RESULTS

        We have four principal segments: U.S. Mass Market, U.S. Upper Market, Europe, and Socks. The U.S. Mass Market segment, which manufactures ladies intimate apparel, generated approximately 38% of 2003 revenues. The US Upper Market segment, which manufactures ladies intimate apparel and men's underwear, generated approximately 11% of 2003 revenues. The European segment, which manufactures ladies intimate apparel, men's underwear and outerwear, babywear and leisurewear generated approximately 31% of 2003 revenues. The Socks segment, which manufactures ladies, men's and children's socks, generated approximately 16% of 2003 revenues. In addition, we also have a wholesale and retail operation in Israel, as well as textile infrastructure operations that primarily serve other segments, which are referred to collectively as "Other" in our segment report.

                                          SALES BY  SEGMENT(1)
                        -------------------------------------------------------
                                      ($ millions)
                        ------------------------------------
Europe..............          2003                2002             % Change
                              ----                ----             --------
U.S. Mass Market....         $ 219.0            $ 202.0                8.4%
U.S Upper Market....            66.5               84.8              (21.6)
Europe..............           177.4              171.0                3.7
Socks...............            91.8               85.3                7.6
Other...............            69.4               76.3               (9.0)
Adjustments1........           (44.0)             (52.1)             (15.5)

                             -------            -------            -------
Total                        $ 580.1            $ 567.3                2.2%
                             =======            =======            =======


        1       Includes inter-segment sales.
        2       Adjustment includes results of hedging transactions and
                elimination of intersegment sales.


        SALES BY SEGMENT

        The increase in sales by the U.S. Mass Market segment resulted primarily from an increase in sales to existing customers. The decrease in sales by the U.S Upper Market segment resulted primarily from Delta Galil's decision to reduce the number of customers, as well as general weakness in this market, part of which is reflected in a decrease in sales to Victoria's Secret, this segment's largest customer. The increase in sales by the European segment is attributed to the strengthening of the pound sterling and the euro against the U.S. dollar. In pound sterling and euro terms, sales declined. The increase in sales by the Socks segment is attributed to the consolidation of Auburn in the fourth quarter of 2003.

                                   OPERATING INCOME (LOSS) BY SEGMENT
                        -------------------------------------------------------
                                      ($ millions)
                        ------------------------------------
                              2003                2002             % Change
                              ----                ----             --------
U.S. Mass Market......       $  24.8            $  14.6               69.9%
U.S Upper Market......          (1.7)              (1.6)              (6.3)
Europe................           4.5               10.2              (55.9)
Socks.................           9.3                8.1               14.8
Other.................          (5.1)              (5.1)                 0
Adjustments1..........           5.0                1.6                 --

                             -------            -------            -------
Total                        $  36.8            $  27.8               32.4%
                             -------            ------             -------


        1 Includes mainly capital gains and the effect of hedging transactions.


        OPERATING INCOME BY SEGMENT

        The increase in operating income in the U.S. Mass Market segment resulted from an increase in sales in 2003, as well as the write-off of doubtful accounts receivable from Kmart in 2002, which reduced operating income in 2002. The decrease in operating income in the U.S. Upper Market segment is primarily due to reduced sales volumes. The reduction in operating income was less than the reduction in sales due to the change in the mix of customers, towards sales to more profitable customers. The decline in operating income of the European segment, despite the favorable exchange rates, is due primarily to costs associated with the closure of a manufacturing and warehousing center in Scotland and the integration of a new logistics center in Hungary that replaced part of the Scottish operation. The increase in operating income of the Socks segment resulted primarily from the strengthening of the pound sterling and the euro against the U.S. dollar. The positive Adjustment in 2003 includes mainly a capital gain from the sale of real estate in London.

        YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002
- CONSOLIDATED

        REVENUES. Total revenues in 2003 increased by 2.3% and amounted to $580.1 million compared to $567.3 million in 2002. Sales in 2003 include $7.1 million that resulted from the consolidation of Auburn Hosiery starting in November. Excluding these sales, the total sales in 2003 increased by 1% and amounted to $573.0 million, compared to $567.3 million in 2002. Revenues in North America decreased by 0.8% and amounted to $300.7 million in 2003 compared to $303.1 million in 2002. The decrease is attributed to a decrease in Delta's North America sales to specialty and department stores, which dropped 25% in 2003, totaling $75.8 million, compared to $101.1 million in 2002. This decrease was offset by the revenues from the US mass market, which increased 11.3% in 2003 totaling $224.9 million, compared to $202.0 million in 2002. The increase in revenues in the U.K. is attributed to the strengthening of the pound sterling against the US dollar. Revenues from the Israeli market increased by 11.2% from $38.5 million in 2002 to $42.8 million in 2003. The increase in revenues from the Israeli market resulted from the increase of Delta Plus retail chain stores activity reaching 79 stores, improved procurement sources, and the strengthening of the NIS versus the dollar. Delta Galil's sales to the European market increased by 9.7% to $48.7 milion in 2003 compared to $44.4 million in 2002, mainly due to the strengthening of the euro versus the dollar.

        COST OF REVENUES. Delta Galil's cost of revenues is comprised mainly of cost of materials, salaries and related expenses, work performed by subcontractors, depreciation and amortization and the changes in inventories of finished products and products in process. While costs associated with depreciation and indirect salaries are generally fixed, cost of materials, work performed by subcontractors and direct salaries are variable. Cost of revenues in 2003 increased by 2.1% and amounted to $466.3 million (80.4% of revenues) compared to $456.7 million (80.5% of revenues) in 2002. While cost of work performed by sub-contractors increased by 25% compared to 2002, materials consumption and wages and salaries decreased by 14% and 6% respectively.

        GROSS PROFIT. Gross profit in 2003 increased by 2.9% over 2002 and totaled $113.8 million (19.6% of revenues), compared to $110.6 million (19.5% of revenues) in 2002.

        SELLING AND MARKETING EXPENSES. Delta Galil's selling and marketing expenses are comprised mainly of salaries and related expenses, professional expenses, packaging, transportation and delivery, advertising, royalties, depreciation and amortization, commissions and leases. While costs associated with salaries, professional expenses, depreciation and amortization and leases are generally fixed, packaging, transportation, delivery, advertising, royalties and commissions are more variable. Selling and marketing expenses increased by
4.4 % to $ 62.9 million (10.8% of revenues) in 2003 compared to $60.2 million (10.6% of revenues) in 2002. The increase in selling and marketing expenses is attributed mainly to a $1.8 million increase in salaries and related expenses due to the strengthening of the pound sterling and the NIS versus the dollar and $1.0 million increase in lease expenses due to the increase in the number of stores in the Israeli local retail chain and to the strengthening of the pound sterling versus the dollar.

        GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses are comprised mainly of salaries and related expenses, entertainment and travel expenses, professional fees, doubtful accounts and bad debts, depreciation and amortization and other office expenses. General and administrative expenses decreased from $21.4 million in 2002 to $16.7 million in 2003. The decrease in general and administrative expenses is attributed mainly to a decrease in provision for doubtful accounts receivable, which accounted for $3.9 million of the decrease.

        CAPITAL GAIN (LOSS) FROM REALIZATION OF FIXED ASSETS. In 2003 Delta Galil recorded a $3.9 million capital gain from the sale of real estate in London, which was offset by $0.3 million of capital loss from realization of other fixed assets, versus a loss of $0.1 million in 2002.

        GOODWILL AMORTIZATION. Based on FAS 142, which Delta Galil adopted on January 1, 2002, goodwill with indefinite life is no longer amortized. Prior to January 1, 2002 Delta Galil amortized goodwill in equal annual installments usually over a period of 40 years. See "Critical Accounting Policies - Valuation of Intangible Assets-Goodwill".

        RESTRUCTURING EXPENSES. Restructuring expenses, comprising mainly expenses relating to the closure of sewing plants, decreased from $1.1 million in 2002 to $1.0 million in 2003.

        OPERATING INCOME. Operating income in 2003 increased by 32.6% compared to 2002 and totaled $36.8 million (6.3% of revenues) compared to $27.8 million (4.9% of revenues) in 2002. The increase in the operating profit margin is primarily due to the capital gain and to the decrease in the general and administrative as described above.

        FINANCIAL EXPENSES - NET. Financial expenses increased by 3.3% to $5.6 million in 2003 from $5.5 million in 2002. Financial expenses composed mainly from interest and exchange differences.

        OTHER INCOME- NET. Other income in 2003 decreased by $0.7 million compared to 2002, consists of a $1.0 million capital gain from realization of the investment in an associated company, as described above "Sales of Arad Towels and Standard Textile (Europe) Ltd", offset by $0.7 million impairment of other investments.

        TAXES ON INCOME. Income taxes for 2003 were provided for at an effective tax rate of 23.4% compared to 24.8% in 2002. The decrease in the effective tax rate in 2003 compared to 2002 is mainly due to an increase in pre-tax earnings of subsidiaries that are subject to lower tax rates.

        SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES. Delta Galil's share in (losses) profits of associated companies includes its investment in Edomit Ltd., which is accounted for by the equity method, and in 2002 also its investment in STE. In 2003 this share amounted to a loss of $0.3 million in 2003 compared to a profit of $0.2 million in 2002.

        MINORITY INTEREST- NET. Delta Galil operates sewing facilities in Jordan through a partially owned subsidiary - Century Wear Corporation (WLL). Minority interests in profit of this subsidiary in 2003 amounted to $0.4 million compared to $1.0 million in 2002. Starting April 2003, following the sale of 10% of Delta Galil's holding in Delta Elastic Tapes, minority interest includes income of $0.1 million relating to this activity.

        NET INCOME. Net income in 2003 increased by 40.4% and totaled $23.4 million (4.0% of sales) compared to $16.6 million (2.9% of sales) in 2002.

        YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001
- CONSOLIDATED

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

        GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $20.8 million in 2001 to $21.5 million in 2002. The increase in general and administrative expenses is attributed mainly to a $0.9 million increase in wages and salaries and a $0.4 million increase in provision for doubtful accounts offset by a decrease of $0.5 million in capital gain from realization of fixed assets. General and administrative expenses in 2002 included a provision of $2.6 million to write off doubtful accounts receivable from Kmart and a provision of $0.9 to write off doubtful accounts receivable of an Israeli retail chain. In 2001, general and administrative expenses included a provision for doubtful accounts receivable of $3.4 million, following the Kmart filing for Chapter 11 bankruptcy protection. The provisions made regarding Kmart debt reflect the expected settlement following the customer's forecasted emergence from Chapter 11. By doing so, Delta Galil has written off all the pre-petition outstanding receivables.

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

        OTHER INCOME - NET. Other income in 2002 consists of a $1.0 million capital gain from realization of the investment in an associated company, as described above "Sales of Arad Towels and Standard Textile (Europe) Ltd".

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

        MINORITY INTEREST - NET. Delta Galil operates sewing facilities in Jordan through a partially owned subsidiary - Century Wear Corporation (WLL). Minority interests in profit of this subsidiary in 2002 amounted to $1.0 million. Minority interest in profit of subsidiaries - net in 2001 amounted to $0.7 million and represented the minority share in profit of Century Wear and the share in Edomit results - a hotel activity, which Delta Galil ceased to consolidate starting in 2002.

        NET INCOME. Net income in 2002 increased by 45.5% and totaled $16.6 million (2.9% of sales) compared to $11.4 million (2.0% of sales) in 2001.


CRITICAL ACCOUNTING POLICIES

        To improve your understanding of Delta Galil's financial statements, it is important to obtain some degree of familiarity with Delta Galil's principal or significant accounting policies. These policies are described in Note 1 to the Consolidated Financial Statements listed in Item 18. Delta Galil, in conjunction with its audit committee and its external auditors, reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of Delta Galil. As part of this process, Delta Galil has reviewed the selection and application of its critical accounting policies and financial disclosure as at December 31, 2003, and it believes that the Consolidated Financial Statements listed in Item 18 present fairly, in all material respects, the consolidated financial position of Delta Galil as at that date.

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

        Delta tests long-lived assets for impairment, in the event an indication of impairment exists. An impairment loss would be recognized, and the assets would be written down to their estimated fair values, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets.


     INVENTORY VALUATION

        Inventory, which is a material part of Delta Galil's total assets, is valued at the lower of cost or market value. Costof raw and packaging materials and purchased products is determined mainly on a "moving average" basis. Cost of finished products and products in process is determined as follows: the raw material and packaging component -is determined mainly on a "moving average" basis; while labor and overhead is determined on an average basis over the production period. If actual market prices for finished goods prove less favorable than those projected by management, additional inventory write-downs may be required. Inventory is written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.


      VALUATION OF INTANGIBLE ASSETS - GOODWILL

        Goodwill represents the excess of cost of investments in subsidiaries acquired over the fair value of the net assets at acquisition. Until December 31, 2001, Goodwill was amortized in equal annual installments usually over a 40-year period, the maximum allowed period under U.S. GAAP. As from January 1, 2002, pursuant to FAS 142," Goodwill and Other Intangible Assets," goodwill is no longer amortized but rather is tested for impairment annually. Delta completed the transitional impairment review of goodwill on June 30, 2002, as required by FAS 142. The various reporting units, for which separately identifiable cash flow information is available, were identified and the fair values of such reporting units were determined using the net income multiple of comparable publicly traded companies in the textile industry . Consequently, Delta has determined that there is no indication of impairment with respect to goodwill as of January 1, 2002. Delta has selected September 30 as the date on which it will perform its annual impairment test for indefinite life intangible assets. As of December 31, 2003, based on the review made by Delta Galil, no impairment was required.

NEW ACCOUNTING STANDARDS UNDER US GAAP

FAS 143

        In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". FAS 143 prescribes the accounting for obligations associated with retirement of tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 will be effective for Delta Galil for the fiscal years that began January 1, 2003. The adoption of FAS 143 did not have a material effect on Delta Galil consolidated financial statements.

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

        The adoption of FAS 145 did not have a material effect on Delta Galil consolidated financial statements.

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

        The adoption of FAS 146 did not have a material effect on Delta Galil consolidated financial statements.

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

        The adoption of FAS 148 did not have a material effect on Delta Galil consolidated financial statements.

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

        The adoption of FIN 45 did not have a material effect on Delta Galil consolidated financial statements.

FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," known as FIN 46. Under FIN 46, entities are separated into two groups: (1) those for which voting interests are used to determine consolidation, which is the most common situation, and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

        Since issuing FIN 46, the FASB has proposed various amendments to it and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46, known as FIN 46-R, which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        Delta Galil currently has no variable interests in any VIE. Accordingly, Delta Galil believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.


LIQUIDITY AND CAPITAL RESOURCES

        Delta Galil finances its operations mainly from cash flow from operations, supplemented, if needed, by revolving short-term bank loans and long-term bank loans. Delta Galil repays short-term bank loans if the cash flow from operations exceeds the cash needs for operations and investment.

        Following is a breakdown of Delta Galil's cash flows for the last three years:

                                                                        YEAR ENDED DECEMBER 31,
                                                                --------------------------------------
                                                                  2001           2002           2003
                                                                --------       --------       --------
                                                                            ($ IN MILLIONS)
Net cash flow provided by operating activity............        $   32.9       $   26.3       $   42.9
Net cash flow used in investing activity................           (45.9)         (19.7)         (18.4)
Net cash flow provided by financing activity
(excluding dividends to shareholders and cost of
acquisition of treasury shares).........................            23.9           10.5          (11.8)
Dividends to shareholders...............................            (5.8)          (7.0)          (9.5)
Cost of acquisition of treasury shares..................            (1.0)          (8.4)             -
                                                                --------       --------       --------
Increase in cash and cash equivalents...................        $    4.1       $    1.7       $    3.2
                                                                ========       ========       ========

        In 2001, 2002 and 2003 Delta Galil generated excess cash flow from operations of $32.9 million, $26.3 million and $42.9 million respectively.

        The increase in net cash flow provided by operating activity from $26.3 million in 2002 to $42.9 million in 2003 is mainly due to a decrease of $15.1 million in accounts receivable during 2003 compared to an increase of $10.5 million during 2002 and due to an increase of $6.7 million in net income. This increase was partly offset by a decrease in accounts payable and accruals of $5.1 million in 2003 compared to an increase of $4.4 million in 2002.

        Net cash flow used in investing activity in 2003 amounted to $18.4 million compared to $19.7 million in 2002. In 2003 net cash flow used in investing activity included $10.1 million for the acquisition of Auburn

Hosiery Mills and an additional payment of $2.0 million for the acquisition of Inner Secrets, while in 2002 it included $5.6 million for the acquisition of a logistic center in Hungary.

        Net cash flow used in financing activity in 2003 amounted to $11.8 million while in 2002 the net cash flow provided by financing activity amounted to $10.5 million.

     DEBT

        Set forth in the table below are Delta Galil's bank debt and debentures for the last three years.

                                                                      YEAR ENDED
                                                         ---------------------------------------
                                                            2001          2002           2003
                                                         ----------    ----------     ----------
                                                                    ($ IN MILLIONS)
SHORT-TERM:
       Bank loans....................................    $    86.4     $    96.4      $    94.5
       Current maturities of long-term loans.........          6.9          10.3           10.4
       Debentures....................................          0.6             -              -
                                                         ----------    ----------     ----------
           Total Short-term..........................         93.9         106.7          104.9
                                                         ----------    ----------     ----------
LONG-TERM:
           Total Long-term bank loans................         25.2          23.0           13.6
                                                         ----------    ----------     ----------
           Total Debt................................    $   119.1     $   129.7      $   118.5
                                                         ==========    ==========     ==========

        Delta Galil has incurred bank debt mainly for working capital, capital expenditures and general corporate purposes. Delta Galil's bank loans bear interest at annual rates ranging from approximately 2.5% to 2.9% (mainly 2.5%) and are secured by liens on Delta Galil's assets. Delta Galil's bank loans are issued under secured bank lines of credit of up to $217.3 million of which, as of December 31, 2003, Delta Galil had $98.8 million available for additional borrowings under the same prevailing rates.

        Delta Galil's bank lines of credit permit either short-term or long-term borrowings. All of Delta Galil's short-term loans have maturities of up to three months. Most of Delta Galil's borrowings are for shorter periods in order to maintain cash management flexibility. Long-term bank loans mature in periods up to February, 2009.

        Delta Galil USA Inc. is a party to a credit agreement, which was amended as of June, 2003, with Bank Leumi USA and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of Delta Galil USA Inc. The credit agreement provides for up to $86 million in loans of which $26 million are term loans and the remainder is revolving credit. The principal of the term loans are payable in 14 equal quarterly installment of approximately $1.9 million each until December 1, 2005. As of December 31, 2003 $31.4 million of this credit line was utilized.

     WORKING CAPITAL AND CAPITAL EXPENDITURES

        Working capital at December 31, 2003 was $56.6 million, compared to $67.9 million at December 31, 2002 due to the acquisition of AuburnHosiery Mills as part of which Delta Galil made a provision of approximately $6 million of restructuring expenses, which are recorded as current liabilities. Delta Galil believes that its working capital is sufficient for the company's present requirements. Delta Galil has no material commitment for capital expenditures.

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2003:

                                                       PAYMENTS DUE BY PERIOD
                                                       ----------------------
                                                      LESS THAN 1                 MORE THAN 5
CONTRACTUAL OBLIGATIONS                     TOTAL        YEAR     2- 4 YEARS         YEARS
                                           -------     --------   ----------        -------
                                                        (U.S. $ IN MILLIONS)
Long-Term Debt.........................     $24.0       $10.4        $12.2           $1.4
Capital Lease Obligations..............       1.1         0.1          0.2            0.8
Operating Leases.......................      35.6         7.5         14.4           13.7
Letter of credits and bank
guarantees.............................      35.0        28.2          4.2            2.6
                                             ----        ----          ---            ---
Total Contractual Cash
Obligations............................      95.7        46.2         31.0           18.5
                                             ====        ====         ====           ====

See Item 11: "Quantitative and Qualitative Disclosures About Market Risk" regarding obligations related to forward currency contracts.

ITEM 6:    DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

        DIRECTORS AND SENIOR MANAGEMENT

        The directors and executive officers of Delta Galil are as follows:


        NAME                                 AGE     POSITION
        ----                                 ---     --------
        Dov Lautman                          68      Chairman of the Board of Directors
        Arnon Tiberg                         60      President, Chief Executive Officer and General Manager
        Yossi Hajaj                          36      Chief Financial Officer
        Aviram Lahav                         45      Senior Vice President
        Michael Fitzgerald                   61      Senior Vice President
        Yechiel Naor                         55      Senior Vice President
        Imad Talhami                         45      Senior Vice President
        Esti Maoz                            56      Senior Vice President
        Eytan Stiassnie                      48      Senior Vice President
        Aharon Dovrat                        73      Director
        R. Henry Kleeman(3)                  46      Director
        Harvey M. Krueger                    75      Director
        Noam Lautman                         35      Director
        Giora Morag(1) (2)                   59      Director
        Amnon Neubach(1) (2)                 59      Director
        Peter Petrillo(4)                    43      Director
        Dan Propper                          63      Director
        Zalman Shalev(2)                     81      Director
        Amior Vinocourt(2)                   77      Director
        J. Randall White (3)                 49      Director
        Ann E. Ziegler(3)                    46      Director

        (1)     External Director.
        (2)     Member of the Audit Committee.
        (3) Mr. R. Henry Kleeman, Mr. J. Randall White and Ms. Ann E. Ziegler are nominees of Sara Lee International Corporation pursuant to a Shareholders Agreement among Sara Lee and the Lautman Group concerning the election of directors.
        (4) Mr. Peter Petrillo is a nominee of Wafra Investment Advisory Group, Inc. pursuant to a Letter Agreement by and among Sara Lee, the Lautman Group and Wafra Investment Advisory Group, Inc.

        DOV LAUTMAN is the founder of Delta Galil and has served as the Chairman of the Board of Directors since 1975. From 1975 to 1996, Mr. Lautman was the Chief Executive Officer of Delta Galil. From 1986 to 1993, Mr. Lautman served as President of the Manufacturers Association of Israel and as the Chairman of the Coordinating Bureau of Economic Organizations of Israel. From 1993 to 1995, Mr. Lautman was the Prime Minister's Special Emissary for Economic Development. Since May 2001, Mr. Lautman has served as the chairman of the executive council of Tel Aviv University.

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

        YOSSI HAJAJ has served as Chief Financial Officer of Delta Galil since March 2004. From 1999 to 2004 he served as controller and corporate secretary of Delta Galil and from 1997 to 1999 he was Delta Galil's Chief Economist and controller of foreign subsidiaries. Mr. Hajaj is a certified public accountant (Isr.) and holds a B.A. in Accounting and Economics from Tel Aviv University. He is a member of the Investment Committee of Tel Aviv University.

        AVIRAM LAHAV has been Senior Vice President and CEO of Delta Galil's Innerwear USA operations since March 2004. From 1997 to 2004 he served as the Chief Financial Officer of Delta Galil. From 1993 to 1997, Mr. Lahav was Chief Executive Officer of Europcar/Eurodollar Israel, a car rental company and, from 1991 to 1993, Chief Financial Officer of Mediterranean Car Agency Ltd. Mr. Lahav is a certified public accountant (Isr).

        MICHAEL FITZGERALD has served as CEO of Delta Galil USA since 1999, and was named Senior Vice President of Delta Galil in 2002. Mr. Fitzgerald was formerly Chief Executive Officer of Wundies Industries from 1989 until the company was acquired by Delta Galil in 1999.Mr. Fitzgerald started with Wundies in 1974 as manager of the ladies underwear division. He became Vice President of Marketing in 1983. Between 1966 and 1974 Mr. Fitzgerald held various marketing posts at the Buick Division of General Motors, Allied Chemical Fibers Division, and the Coated Fabric Division of Occidental Petroleum. Mr. Fitzgerald holds a Bachelor of Arts Degree from Fordham University and an MBA from the Bernard Baruch College of the City University of New York.

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

        IMAD TELHAMI has served as Senior Vice President and CEO of Delta's Innerwear USA Operation since 2002. He started his career at Delta in 1983 as a sewing plant manager. He managed several sewing plants until he was re-located to manage Delta's facilities in Scotland. In 1996 he returned to Israel when he was promoted to Lingerie Operation Director. In 1999 he was promoted to Director of Delta's Marks and Spencer Operations. Mr. Telhami holds a BSc in Industrial Management from Shenkar College in Israel. In March 2004 Mr. Telhami was promoted to SVP and CEO of Delta Galil's European operation.

        ESTI MAOZ has been with Delta Galil since its inception in 1975, and has served as Senior Vice President, Global Development and Marketing since November 2002. From September 1991 through October 2002, Ms. Maoz served as the President of Delta Textiles (New York) Ltd. During these years, Ms. Maoz developed and managed the marketing operations within North America. In 1987 Ms. Maoz established the new Ladies Underwear Division and managed the Division through 1991. From 1984 through 1987 Ms. Maoz served as the Corporate Director of Product Development and Design. From 1978 through 1984 Ms. Maoz served as the Manager of all the sewing plants in Delta Galil. Ms. Maoz studied Business and Marketing at the Haifa University in Haifa, Israel.

        EYTAN STIASSNIE has been Vice President and C.E.O. of Delta Galil's Socks Division since January 2002 and was named Senior Vice President of Delta Galil Industries in May 2004. He joined Delta Galil in 1989, serving as the manager of information technology for the Sock Division until 1993, when he became the production manager of the Sock Division, a position he held until 1997. From 1997 until 2001 he was operations manager of the Sock Division, and during 2001 he served as vice president of logistics in the Sock Division. Mr. Stiassnie holds a B. Sc. in Industrial Engineering, specializing in Information Technology, from the Technion, Israel Institute of Technology.

        AHARON DOVRAT has served as a Director of Delta Galil since December 1998. Mr. Dovrat is the chairman of Dovrat & Co. Ltd. and Isal Ltd. . Mr. Dovrat serves as a Director of Cognifit Ltd., DS Polaris Ltd., Technomatix Technologies Ltd. and Solgood Communication Ltd. From 1992 to 1998.Mr. Dovrat was the chairman of the Dovrat, Shrem & Co. S.A., an investment banking firm established in 1991, as well as a Director of Domicar Ltd., Investment Company of Bank Hapoalim Ltd., Oshap Technologies Ltd. and Ordan Industries Ltd. Until 1991 Mr. Dovrat served as managing Director of Clal (Israel) Ltd., one of Israel's largest public investment companies.

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

        HARVEY M. KRUEGER has served as a Director of Delta Galil since August 1999. Mr. Krueger is Vice Chairman of Lehman Brothers and has been involved with that firm and Kuhn Loeb & Co., one of its constituent firms, since 1959. Mr. Krueger currently serves as a Director of Automatic Data Processing Inc., Chaus Inc., and is also Chairman of Stockton Partners Inc. In addition, Mr. Krueger is former Chairman of the Peres Center for Peace, former Chairman of Cooper-Hewitt National Design Museum and the Smithsonian Institution, former and honorary Chairman of the Hebrew University of Jerusalem, and a member of the Board of Directors of Beth Hatefutsoth and Beth Israel Medical Center (NY) and Continuum Health Partners.

        NOAM LAUTMAN has been a Director of Delta Galil since October 2001. Mr. Lautman has been Director for New Ventures and Strategic Business Planning at Teva Pharmaceutical Industries Ltd since 2002. Mr. Lautman previously served in various managerial positions in several Israeli companies operating in the high-tech field. Mr. Lautman holds a B.Sc in Computer Science and Mathematics and an MBA from New York University. Mr. Lautman is the son of Dov Lautman, the Chairman of the Board of Directors of the Company.

        GIORA MORAG has served as a director of Delta Galil since September 2003. Mr. Morag worked at Bank Hapoalim B.M., for 27 years, until 2002. Mr. Morag held a variety of managerial positions during his career, most recently as the manager of the bank's UK branches. From 1996to 1999 Mr. Morag served as General Manager of American Israel Bank Ltd,. a wholly owned subsidiary of Bank Hapoalim. Mr. Morag studied economics and political science at the Hebrew University.

        AMNON NEUBACH has been an independent business consultant since 1997. From January 2001 until May 2003, Mr. Neubach served as the Chairman of the Board of Directors of Pelephone Communications Ltd., an Israeli mobile phone company. From 1995 to 1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990 to 1994 he served as the Minister of Economic Affairs at the Israeli Embassy in Washington, D.C. Mr. Neubach serves as an external director of Mind CTI Ltd. (Nasdaq: MNDO), a software company and Aspen Building and Development Ltd. (TASE: ASBD), a real estate company and as a director of Arelnet Ltd. (TASE: ARNT), a VOIP switch company; Zika Electrode Works Ltd. (TASE: ZIKA), a manufacturer of electrodes and safety tools; Orbit Alchut Technologies Ltd. (TASE: ORBI), an antenna company and Direct Insurance - IDI Ltd., a private Israeli insurance company. Mr. Neubach received a B.A. in economics and business administration and an M.A. in Economics from Bar-Ilan University.

        PETER PETRILLO has served as a Director of Delta Galil since September 2000. Mr. Petrillo is the Senior Managing Director of Wafra Partners LLC and is a Director of Riviera Trading, Inc., Holiday Group Inc., Travelpro International, Inc., Altec Lansing Technologies, Inc., Vulcan Engineering Co., Kenexa Corporation, MariTEL, Inc., Casiano Communications, Inc., and The Mitchell Gold Co. Mr. Petrillo was a member of the Board of Directors of Three V Health, Inc., Deliland Foods Corporation, Atlantic Express Transportation Corp., and Phoenix Waste Services Company, Inc.

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

        ZALMAN SHALEV has served as a Director of Delta Galil since 1988. Mr. Shalev is the former Chairman of the Board of Directors of ORT Israel and a Director of World ORT Union and Israel Technical Incubators. Mr. Shalev is also a member of the Israeli Chief Scientist Advisory Board. Mr. Shalev was a member of the Board of Directors of Leumi & Co. until 1998. From 1967 to 1987 Mr. Shalev served as a Director and President of Elisra Electronic Company. From 1962 to 1966 Mr. Shalev served as director of communication electronics of the Israel Defense Forces.

        AMIOR VINOCOURT has served as a Director of Delta Galil since December 1996. Mr. Vinocourt was a Director of Industrial Building Corporation Ltd., of Ofis Textile Ltd. and Alliance Tyre (1992) Ltd. Until 1995, Mr. Vinocourt was a Director of Neshua Underwriting and Issuing Ltd. and, from 1994 to 1997 a Director of Bank Hapoalim Ltd. Mr. Vinocourt is a Chartered Accountant (F.C.A.) (England) and a Certified Public Accountant (Isr). From 1972 to 1993 Mr. Vinocourt was managing Director of Industrial Finance Corp. Ltd. and the Investment Company for Industrial Development in Israel Ltd.

        J. RANDALL WHITE has served as a Director of Delta Galil since September 2003. Mr. White has served as Vice President - Corporate Affairs for Sara Lee Corporation since 2001. He joined Sara Lee in 1988 and has served in a variety of executive capacities at Sara Lee. Mr. White is a trustee and former Chairman of the Board of Hubbard Street Dance Chicago, Vice President and a trustee of the Goodman Theatre, a member of the Board of Trustees of Ravinia Festival and a member of the Board of Advisors of Catalyst. Mr. White earned a Bachelor of Arts degree in economics and mathematics from Dartmouth College and a Master of Business Administration from Harvard Business School.

        ANN E. ZIEGLER has served as a Director of Delta Galil since July 1998. Ms. Ziegler is a Senior Vice President for Sara Lee Corporation and CFO and SVP-Administration of the Sara Lee Bakery Group. From October 2000 until March 2003, Ms. Ziegler was Senior Vice President - Corporate Development for Sara Lee Corporation. Ms. Ziegler joined Sara Lee in 1993 after being an associate with the law firm Skadden, Arps, Slate, Meagher & Flom. Ms. Ziegler serves on the Board of Directors of Unitrin Inc., Lifeline Theater and Chicago Shakespeare Theatre. Ms. Ziegler earned a Bachelor of Arts Degree from the College of William and Mary and a J.D. from the University of Chicago Law School.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The directors of Delta Galil, other than Dov Lautman who is also an employee of Delta Galil, and the directors designated by Sara Lee, receive a fixed annual compensation of approximately $8,000 for their services on the board of directors or on any committee thereof. In addition, a sum of approximately $300 is paid for attending each Board meeting. In 2003, Delta Galil's expenses for directors' compensation amounted to a total of approximately $90,000.

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and executive officers of Delta Galil as a group for the year ended December 31, 2003.

                               SALARIES, DIRECTORS' FEES,     PENSION, RETIREMENT AND
                                COMMISSIONS AND BONUSES           SIMILAR BENEFITS
                                -----------------------           ----------------
All directors and executive
officers (consisting of
22 persons).................          $3.4 million                  $0.3 million

        As of June 15, 2004, 657,713 options to purchase Delta Galil's ordinary shares were outstanding to certain executive officers and key employees (consisting of 8 persons who were granted options). See "Stock Option Plans" below and note 10 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

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

        Messrs. Giora Morag and Amnon Neubach serve as external directors of Delta Galil. Their terms expire on September 30, 2006 and December 16, 2006, respectively.

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

        Pursuant to the listing requirements of the Nasdaq National Market, Delta Galil is required to have at least two independent directors on its board of directors and to establish an audit committee, at least a majority of whose members are independent of management. Messrs. Morag, Neubach, Shalev and Vinocourt, who we believe meet the definitions of independence under the rules of the Securities and Exchange Commission and the Nasdaq National Market, currently serve on Delta Galil's audit committee.


EMPLOYEES

        As of December 31, 2003, Delta Galil employed approximately 12,150 employees of these, 10,000 were engaged in production, and the remainder performed administrative, marketing, logistics and other functions.

        The following table shows the geographical distribution of Delta Galil's employees, as of December 31, 2003:

        COUNTRY                                 NUMBER OF EMPLOYEES
        -------                                 -------------------
        Egypt                                           3,850
        Israel                                          2,930
        Jordan                                          2,360
        Honduras                                        1,170
        United States                                     780
        United Kingdom                                    418
        Hungary                                           370
        Canada                                            230
        Other                                              42
                                                           --
        Total                                          12,150
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

SHARE OWNERSHIP

        See table under Item 7: "Major Shareholders and Related Party Transactions" below.

STOCK OPTION PLANS

        Delta Galil has four stock option plans and has separately issued options to one executive. The total shares that may be issued upon exercise of all outstanding options represent approximately 9% of the outstanding share capital of Delta Galil after taking into account shares issuable upon exercise of these options, as of April 15, 2004.

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

        As of December 31, 2003, Delta Galil had outstanding under this plan options to purchase up to 107,452 ordinary shares at an exercise price of $8.297 per ordinary share, converted to NIS on the date of the exercise. The exercise price is equal to 90% of the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval of the plan. All of these options were granted to executive officers of Delta Galil and its subsidiaries.

        In addition, Delta Galil has granted to Arnon Tiberg, Delta Galil's President and Chief Executive Officer, options to acquire 100,000 ordinary shares. The options were approved by the board of directors and the audit committee in September 1998, and at a shareholders' meeting on October 14, 1998. The option's exercise price is $7.90 per share converted to NIS on the date of the exercise. The exercise price is equal to 90% of the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval of the plan. As of December 31, 2003 all of the said options are fully vested. As of December 31, 2003, Delta Galil had outstanding under this plan options to purchase up to 50,000 ordinary shares.

        In June 2000, Delta Galil adopted a new stock option plan. Under the new plan, options to purchase 809,000 ordinary shares, including an additional 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer, will be granted to 70 employees. As of June 15, 2004, 118,750 options that were granted to 19 employees were forfeited, upon the termination of their employment. The options vest over a three-year period and have an exercise price of $21.07, equal to the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval. The options are to be held in trust by Investec Clali Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Income Tax Ordinance.

        In October 2002 Delta Galil adopted a fourth stock option plan, under which options to purchase up to 1,100,000 ordinary shares may be granted. Under the new plan, options to purchase up to 1,004,500 ordinary shares were granted to 97 employees, including an additional 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer. The options vest over a four-year period and have an exercise price of $9.00. The options are to be held in trust by Investec Clali Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Israeli Income Tax Ordinance. The options vest in four equal batches. The first, second, third and fourth batches will vest in November 2003, 2004, 2005 and 2006 respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. In May 2003 the Company granted 30,000 options to three employees of the group at an exercise price of $10.76. The options are exercisable over a three years period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. In March 2004 the Company granted 80,000 options to six employees of the group at an exercise price of $15.35. The options are exercisable over a three years period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch.

        All options granted after January 1, 2003 may be exercised only following the elapse of two years after the end of the year in which the options were granted. As of June 15, 2004 options to purchase an additional 64,500 shares remain available for grant under the plan. As of June 15, 2004, 79,000 options that were granted to nine employees were forfeited upon the termination of their employment.

        As of June 15, 2004, 1,862,063 options to purchase Delta Galil's ordinary shares were outstanding to certain executive officers and key employees (consisting of 108 persons who were granted options).

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The following table sets forth stock ownership information (including all ordinary shares represented by ADSs) as of June 15, 2004, with respect to:

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

                                                      NUMBER OF             PERCENT OF
                                                   ORDINARY SHARES        ORDINARY SHARES
         NAME                                     BENEFICIALLY OWNED      OUTSTANDING(1)
         ----                                     ------------------      --------------
         Dov Lautman(2)                               4,644,993                25.2%
         Sara Lee International Corporation           4,256,537                23.1%
         Wafra Acquisition Fund 11, L.P.              1,123,010                6.1%
         Arnon Tiberg(3)                               493,084                 2.7%
         Amior Vinocourt(4)                             63,501                 0.3%
         Aharon Dovrat                                  10,050                 0.05%
         Harvey Krueger                                 5,000                  0.03%

        -------------------
        (1) Based on 18,458,864 ordinary shares outstanding, excluding 1,422,486 ordinary shares held by the Company and excluding 66,499 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.
        (2) Includes 3,264,336 shares held by Nichsei Adinoam Ltd. and 1,380,657 shares held by N.D.R.L. Investments (1998) Ltd., each of which is a company controlled by Dov Lautman.
        (3) Includes 439,150 shares held by Ha'lakucah Ha'Neeman (65) Ltd., a company controlled by Mr. Tiberg. Arnon Tiberg was also granted options to acquire 300,000 ordinary shares. Options to acquire 100,000 ordinary shares have an exercise price of $7.90 per share converted to NIS on the date of the exercise, and vest in four equal tranches over three years commencing in November 1998, of them 50,000 have been exercised during 2003. Options to acquire an additional 100,000 ordinary shares have an exercise price of $21.07 per share converted to NIS on the date of the exercise, and vest in four equal tranches over three years commencing in August 2000. All of these options are exercisable commencing on the date that is two years after the date such options vested and expire five years after vesting. Options to acquire an additional 100,000 Ordinary Shares have an exercise price of $9.00 per share converted to NIS on the date of the exercise. These options vest in equal tranches over four years commencing in November 2003, and expire three years after vesting. The first two tranches are not exercisable until November 2004.
        (4) Held through Vinocourt Achzakot Ltd., a company controlled by Mr. Vinocourt.

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

        In March 2004, Mr. Lautman sold 1,700,000 ordinary shares representing 9.2% of Delta Galil's outstanding shares for an aggregate selling price of $24.8 million. The price per share received by Mr. Lautman was 2% beneath the then-current market price.

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

        As of June 15, 2004, the Lautman Group owned 25.2% and Sara Lee owns 23.1% of the outstanding ordinary shares of Delta Galil.

        As of June 15, 2004, Delta Galil has 25 shareholders of record resident in the United States, accounting for 30.8% of the outstanding ordinary shares. Two U.S. shareholders, Sara Lee International Corporation and Wafra Acquisition Fund 11 L.P., hold 29.2% of the outstanding ordinary shares.

RELATED PARTY TRANSACTIONS

     SALES TO SARA LEE AFFILIATES

        Delta Galil derived 0.4% of its revenues in 2003 from sales to subsidiaries of Sara Lee that own or license brands, such as Dim, Playtex and Polo Ralph Lauren. Delta Galil believes that these sales were on terms no less favorable to Delta Galil than sales to other third parties.

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

        Delta Galil believes that there are no legal proceedings pending or threatened against it or any of its properties that may have significant effects on its financial position or profitability.

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

        Following is a breakdown of dividends per ordinary share paid in the last four fiscal years:

                          YEAR ENDED DECEMBER 31
        ------------------------------------------------------------
          2000             2001             2002              2003
          ----             ----             ----              ----
          $0.37            $0.30            $0.37             $0.52
          =====            =====            =====             =====

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

                                                                                                      ADS
                                                          ORDINARY SHARES                         EQUIVALENTS
                                         -------------------------------------------------        -----------
                                                   HIGH                      LOW               HIGH         LOW
                                                   ----                      ---               ----         ---
                                              NIS          $           NIS          $           $            $
                                              ---          -           ---          -           -            -
YEAR ENDING DECEMBER 31, 1998:               40.00        10.94       11.45         3.24           -           -
YEAR ENDING DECEMBER 31, 1999:               75.60        18.20       33.44         8.19       17.47        8.84
YEAR ENDING DECEMBER 31, 2000:              101.57        24.98       48.05        11.71       25.19       11.75
YEAR ENDING DECEMBER 31, 2001:
    First Quarter...................         59.18        14.38       51.12        12.40       14.63       12.06
    Second Quarter ................          55.76        13.45       34.63         8.30       13.82        8.20
    Third Quarter...................         44.07        10.41       33.33         7.64       10.46        7.58
    Fourth Quarter..................         45.44        10.36       34.40         7.90       10.10        7.62
YEAR ENDING DECEMBER 31, 2002:
    First Quarter...................         49.35        10.99       35.10         7.52       10.83        7.85
    Second Quarter..................         37.50         7.84       32.89         6.76        7.73        6.69
    Third Quarter...................         40.10         8.59       34.79         7.18        8.40        6.86
    Fourth Quarter..................         47.20        10.19       32.91         6.77       10.26        6.69
    YEAR ENDING DECEMBER 31, 2003:
    First Quarter...................         55.46        11.47       46.71         9.76       11.15        9.33
    Second Quarter..................         62.60        14.45       51.14        10.98       13.67       10.81
    Third Quarter...................         67.60        15.22       58.30        13.14       14.51       12.83
    Fourth Quarter..................         76.80        17.19       64.12        14.53       16.97       14.37
MOST RECENT SIX MONTHS:
         December 2003                       74.90        16.89       68.70        15.73       16.62       15.28
         January 2004                        74.30        16.88       68.50        15.38       16.16       15.18
         February 2004                       73.20        16.32       67.10        14.99       15.88       14.88
         March 2004                          73.18        16.32       66.20        14.68       15.98       14.71
         April 2004                          72.30        15.74       69.20        15.23       15.88       14.88
         May 2004                            72.17        15.80       66.90        14.57       15.65       14.20


        As of June 13, 2004, the last reported price of the ordinary shares on the TASE was NIS 68.62 ($15.76) and on June 10, 2004 the last reported price per ADS on Nasdaq was $ 14.70.

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

      AUDIT COMMITTEE APPROVAL

        The Companies Law requires approval by both the audit committee and the board of directors of, among other things, the following actions or transactions:

        o proposed transactions in which an office holder has a direct or indirect personal interest and which is outside the ordinary course of the company's business, which is not in accordance with market conditions or which may materially influence the earnings, assets or liabilities of the company; and

        o actions which may otherwise be deemed to constitute a breach of fiduciary duty of any office holder of the company, that are done in good faith and that are in the interest of the company.


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

        o terms of service of directors (including terms of their employment as officers of the company); and

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

DESCRIPTION OF SHARE CAPITAL

        AUTHORIZED SHARES

        Delta Galil's authorized share capital consists of 26,000,000 ordinary shares, par value NIS 1.00 per share.

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

        Under the Companies Law, dividends may be paid only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends as calculated under the Companies Law. Dividends may be paid only if there is no reasonable concern that the distribution of dividends will prevent the company from meeting its existing and foreseeable obligations as they become due. The Articles provide that the distribution of cash dividends and the amount to be distributed is made by the board of directors. The distribution of dividends in kind requires shareholder approval after receiving the recommendations of the board of directors.

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

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

        Delta Galil has obtained directors' and officers' liability insurance covering the officers and directors of Delta Galil and its subsidiaries for claims arising from wrongful acts they committed in their capacity as an officer or a director. Delta Galil has also issued indemnity undertakings to its office holders to indemnify them for amounts that they may be obligated to pay in litigation related to their service to Delta Galil arising in one of the types of events enumerated in the undertaking. Such indemnification is capped at an aggregate of $15 million for all office holders in respect of the same series of events, less any amount reimbursed by Delta Galil's directors and officers insurance, PROVIDED however, that the total amount of indemnity may not exceed 25% of the shareholders' equity of Delta Galil on the date of the payment of amounts pursuant to the undertaking.

MATERIAL CONTRACTS

        During 2003, Delta Galil completed the acquisition of Auburn Hosiery Mills. For a description of this acquisition see Item 4: "Information on the Company - Recent Acquisitions."

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

     LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969 (THE "INDUSTRY ENCOURAGEMENT LAW")

        Delta Galil and its Israeli subsidiary currently qualify as "Industrial Companies" pursuant to the Industry Encouragement Law. As such, Delta Galil and its subsidiary qualify for certain tax benefits, including:

        o special depreciation rate for machinery, equipment and buildings used by an Industrial Enterprise. ;

        o consolidated tax returns can be filed with its Industrial Companys ' subsidiary. Delta Galil files consolidated tax returns with one of its subsidiaries;

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

        Delta is a "Foreign Investors Company" ("FIC"), as defined by the Investment Law, and is entitled to calculate its taxable income according to changes of the dollar exchange rate. Delta cannot assure you that it will continue to qualify as an FIC in the future, or that the benefits will be granted in the future. Unless extended, benefits under the Investment Law are granted to enterprises seeking approval not later than June 30, 2004.

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

        Delta Galil first derived income from some of the abovementioned Approved Enterprises in 1998 and 1999. In the said years, Delta Galil used tax benefits estimated at approximately $ 1.6 million. Due to losses for tax purposes accumulated prior to 1998 and in the years 2000 - 2003, Delta Galil had not used any of the tax benefits to which it is entitled under these government programs in these years. The remaining tax benefits may be available for use in future years.

        Under the Approved Enterprise programs, Delta Galil has received grants totaling $ 1.2 million in 2001, $ 1.6 million in 2002 and $1.1 million in 2003. The government of Israel has gradually reduced the investment grants available from 38% of eligible capital expenditures in 1996 to 24% of eligible capital expenditures in 1998 and thereafter.

        This lower grant rate applies to any applications in 1998 or thereafter. There can be no assurance that the Israeli government will not further reduce these investment grants.

        The benefits available to an Approved Enterprise are contingent upon Delta Galil's fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the conditions of approval for the specific investments in Approved Enterprises.

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

     CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

        CAPITAL GAINS. The basic capital gains tax rate applicable to corporations effective until December 31, 2002 had been 36%, and the maximum tax rate for individuals was 50%. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date was reduced to 25%; capital gains realized from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held. In addition, if the ordinary shares are traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and the NASDAQ), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

        Under an amendment to the Inflationary Adjustments Law, effective January 1, 1999, corporate investors that hold listed securities (other than corporations solely owned by individuals), will generally be subject to the provisions of the Inflationary Adjustments Law. The Inflationary Adjustments Law stipulates a comprehensive set of rules for determining the gains or losses from the sale of listed securities. Gains from sale of negotiable shares which are subject to the Inflationary Adjustments Law, are taxable at the rate of 36%.A literal reading of the Inflationary Adjustments Law, may suggest that its provisions also apply to foreign corporations, although the foreign corporation may have no activity in Israel other than the shareholding in an Israeli company. Consequently, unless a tax treaty exemption is applicable, the capital gain exemption available for individual shareholders may not apply.

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

RECENT TAX REFORM LEGISLATION

        In July 2002, the Israeli Parliament approved a law introducing extensive changes to Israel's tax law generally effective January 1, 2003. Among the key provisions of this reform legislation are (1) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (2) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

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

ITEM 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2003, Delta Galil derived 32% of its revenues from customers in pound sterling, 7% of its revenue were in NIS, and 8% were in euros. More than 10% of Delta Galil's expenses were in NIS in 2003.

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

        As of December 31, 2003, Delta Galil had entered into hedging transactions for the exchange of $30 million into pound sterling at an average rate of $1.64 per pound sterling for the first two quarters of 2004. As of June 1, 2004 Delta Galil had executed additional hedging transactions for the exchange of $35 million into pound sterling at an average rate of $1.84 per pound sterling and for the exchange of $10 million into Euro at an average rate of $1.28 per Euro for the second and the third quarters of 2004.

        In 2003, Delta Galil carried out sales of the pound sterling in the amount of $45 million. The loss on these transactions amounted to $1.8 million. $1.3 million of that loss is reflected in revenues, and $0.5 million, which reflects the ineffective portion of changes in the fair value is presented among financial expenses. As mentioned above, as of December 31, 2003 Delta Galil also carried out sales of the pound sterling in the amount of $30 million, which will be realized in 2004. The finance expenses relate to these transactions amounted to $0.2 million. In addition, Delta Galil adjusts the linkage basis of the bank credit it utilizes according to the proportions between the currencies that make up its net income.

        Based on current sales volumes, expenses and exchange rates, each one percent devaluation in pound sterling against the dollar would result in a decrease of approximately $1.2 million in Delta Galil's yearly operating income, and a strengthening of the pound sterling would have the opposite effect. Each one percent appreciation of the NIS against the dollar would result in a decrease of $0.5 million in yearly operating income, and a devaluation of the NIS would have the opposite effect.

        For further discussion of Delta Galil's use of financial derivatives and instruments in the management of risks relating to currency and interest rate fluctuations, see notes 1(s) and 14 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

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

ITEM 16:

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors and the Audit Committee have determined that Amior Vinocourt is an independent director under the definition of independence under the rules of the Nasdaq National Market, and that Mr. Vinocourt is the financial expert serving on the Audit Committee of Delta Galil.

ITEM 16B CODE OF ETHICS

        Delta Galil has adopted a code of ethics applicable to all employees and directors. A copy is available upon request to the Chief Financial Officer, Delta Galil Industries Ltd., 2 Kaufman Street, Tel-Aviv 68012, Israel.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Delta Galil paid the following fees to Pricewaterhouse Coopers during the last two fiscal years:

                             2002                    2003
                             -------------------     -------------------
Audit fees                   $366,150                $385,660
Tax fees                       89,500                  75,000
                              -------                 -------
Total                         455,650                 460,660
                              =======                 =======

        Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings. Tax fees consist of audit work performed in the preparation of tax returns and other tax planning.


POLICY ON PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

        Delta Galil's audit committee charter provides that the audit committee shall approve in advance all audit services and all non-audit services provided by the independent auditors based on a policy attached to the charter.

        Under the policy, proposed services either (i) may be pre-approved by the audit committee without consideration of specific case-by-case services as "general pre-approval"; or (ii) require the specific pre-approval of the Audit Committee as "specific pre-approval". The appendices to the policy set out the audit, audit-related and tax services that have received the general pre-approval of the audit committee, including those described in the footnotes to the table, above. These services are subject to annual review by the audit committee.

        All other audit, audit-related, tax and other services not mentioned in the appendices to the charter must receive a specific pre-approval from the audit committee. Requests or applications to provide services that require specific approval by the audit committee are submitted to the audit committee by the chief executive officer, the chief financial officer and the internal auditor.


                                    PART III


ITEM 17:    FINANCIAL STATEMENTS

Not applicable


ITEM 18:    FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-49 hereof.

ITEM 19:    EXHIBITS

(A)  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                                                              PAGE

     Report of Independent Auditors........................................................................   F-2
     Consolidated Statements of Income for the Years Ended December 31, 2001, 2002, and 2003...............   F-3
     Consolidated Balance Sheets at December 31, 2002 and 2003.............................................   F-4
     Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2001,
        2002 and 2003......................................................................................   F-6
     Consolidated Statements of Cash Flows for the Years Ended December 31, 2001,  2002 and 2003...........   F-7
     Notes to Consolidated Financial Statements............................................................   F-10
     Schedule I............................................................................................   F-55
     Reports of Independent Auditors with respect to consolidated subsidiaries.............................   F-56

(B)     EXHIBITS

1.1     Memorandum of Association, as amended**

1.2     Articles of Association**

2.1     Form of Deposit Agreement and ADR*

4.1 Agreement and Plan of Merger dated as of June 30, 2000 by and among W.I.I. Acquisitions Corp., Wundies Industries, Inc., Wafra Acquisition Fund 11, L.P., Michael Fitzgerald, William Mull, Judith Moore, Steven Lockcuff and Francis Tam.**

4.2 Stock Purchase Agreement dated as of December 20, 2000 by and among Norton Sloan, Melissa Miller, Diana Baradarian and Jack Thekkekara, as Selling Shareholders, and Delta Galil Industries Ltd. and Wundies Industries, Inc., as Purchaser, relating to the acquisition of Inner Secrets Inc.**

4.3 Credit and Security Agreement dated as of September 11, 2000 by and among Wundies Enterprises, Inc. and Wundies Industries, Inc., as Borrowers; Bank Leumi USA and Bank Hapoalim B.M., as Lenders and Bank Leumi USA, as Agent.**

4.4 Amendment dated as of April 23, 2003 by and among Norton Sloan, Melissa Miller, Diana Baradarian and Jack Thekkekara, as Selling Shareholders, and Delta Galil Industries Ltd. and Delta Galil USA Inc., as Purchaser relating to the acquisition of Inner Secrets Inc. ******

4.5 Amendment dated as of June 14, 2002, by and among Delta Galil USA Inc., Bank Leumi USA and Bank Hapoalim B.M., to the Credit and Security Agreement dated as of September11, 2000, and related promissory notes.****

4.6     Option Plan to 13 employees of Delta Galil and/or its subsidiaries*

4.7     Option Plan to Arnon Tiberg*

4.8     Option Plan to 70 employees of Delta Galil and/or its subsidiaries***

4.9     Delta Galil Industries Ltd. 2002 Share Option Plan*****

4.10    Form of Indemnification Undertaking******

4.11 Agreement for Purchase and Sale of Stock of Auburn Hosiery Mills, Inc. dated October 30, 2003, by and among Delta Galil USA Inc., Delta Galil Industries Ltd., Delta Galil Holland B.V., CGW Holdings, Inc., GCI Spainco, S.L. and Kellwood Company

8.1     List of subsidiaries

14.1    Consent of PricewaterhouseCoopers LLP

14.2    Consent of Baker Tilly

14.3    Consent of Ernst and Young

12.1    Section 302 Certification of Arnon Tiberg

12.2    Section 302 Certification of Yossi Hajaj

13.1    Section 906 Certification of Arnon Tiberg

13.2    Section 906 Certification of Yossi Hajaj



-------------------------------------

* Previously filed as an exhibit to Delta Galil's Registration Statement on Form F-1 (Registration No. 333-10062) filed with the Securities and Exchange Commission on February 26, 1999 and incorporated herein by reference.
** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No.0-30020) filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference
*** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 333-12608) filed with the Securities and Exchange Commission on September 26, 2000 and incorporated herein by reference.
**** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 28, 2002 and incorporated herein by reference.
***** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 353-102247) filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.
****** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference.

                                    SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                           DELTA GALIL INDUSTRIES LTD.



                                           By: YOSSI HAJAJ

                                           Name: Yossi Hajaj
                                           Title:   Chief Financial Officer


Date:    June 22, 2004

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003


                                TABLE OF CONTENTS



                                                                      Page
REPORT OF INDEPENDENT AUDITORS                                         F-2
CONSOLIDATED FINANCIAL STATEMENTS:
     Statements of income                                              F-3
     Balance sheets                                                  F-4-F-5
     Statements of changes in shareholders' equity                     F-6
     Statements of cash flows                                        F-7-F-9
     Notes to financial statements                                  F-10-F-54
     Schedule I                                                        F-55


            The amounts are stated in U.S. dollars ($) in thousands.

                         REPORT OF INDEPENDENT AUDITORS

To the shareholders of DELTA GALIL INDUSTRIES LTD.

We have audited the consolidated balance sheets of Delta Galil Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2002 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 18% and 25% of total consolidated assets as of December 31, 2003 and 2002, respectively, and whose revenues included in consolidation constitute approximately 2%, 10% and 30% of total consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. We did not audit the financial statements of associated companies, the Company's investment in which, as reflected in the balance sheets as of December 31, 2003 and 2002 is $ 661,000 and $ 4,207,000, respectively, and the Company's share in profit (loss) of which is an amount of $ (300,000), $158,000 and $ 110,000 in 2003, 2002 and 2001, respectively. The financial statements of those subsidiaries and associated companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting oversight Board auditing standards generally accepted in Israel and in the United States of America, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1h, effective January 1, 2002 the Company changed its method of accounting for goodwill to conform with FASB Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets".


Tel-Aviv, Israel                                   Kesselman & Kesselman
   June 16, 2004                             Certified Public Accountant (Isr.)


                                 DELTA GALIL INDUSTRIES LTD.
                                  (An Israeli corporation)
                              CONSOLIDATED STATEMENTS OF INCOME
                   (U.S. dollars in thousands, except earnings per share)

                                                                      YEAR ENDED DECEMBER 31
                                                                 --------------------------------
                                                                    2003      2002        2001
                                                                 ---------- ---------- ----------
NET REVENUES                                                      $580,130   $567,298   $558,763
COST OF REVENUES                                                   466,378    456,738    455,726
                                                                 ---------- ---------- ----------
GROSS PROFIT                                                       113,752    110,560    103,037
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES - NET       79,574     81,635     77,872
GAIN (LOSS) ON SALE OF ASSETS AND SUBSIDIARY SHARES                  3,645       (92)      (553)
AMORTIZATION OF GOODWILL                                                                   1,505
RESTRUCTURING EXPENSES                                               1,007      1,065        900
                                                                 ---------- ---------- ----------
OPERATING INCOME                                                    36,816     27,768     22,207
FINANCIAL EXPENSES - net                                             5,637      5,456      4,751
OTHER INCOME - net                                                     252        960        463
                                                                 ---------- ---------- ----------
INCOME BEFORE TAXES ON INCOME                                       31,431     23,272     17,919
TAXES ON INCOME                                                      7,340      5,779      5,876
                                                                 ---------- ---------- ----------
                                                                    24,091     17,493     12,043
SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES - net               (300)       158        110
MINORITY INTERESTS, NET                                               (439)    (1,025)      (729)
                                                                 ---------- ---------- ----------
NET INCOME                                                         $23,352    $16,626    $11,424
                                                                 ========== ========== ==========
EARNINGS PER SHARE:
    Basic                                                            $1.28      $0.88      $0.60
                                                                 ========== ========== ==========
    Diluted                                                          $1.24      $0.88      $0.60
                                                                 ========== ========== ==========
WEIGHTED AVERAGE NUMBER OF SHARES
    (IN THOUSANDS):
    Basic                                                           18,313     18,914     19,175
                                                                 ========== ========== ==========
    Diluted                                                         18,763     18,927     19,199
                                                                 ========== ========== ==========

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                 DELTA GALIL INDUSTRIES LTD.
                                  (An Israeli corporation)
                                 CONSOLIDATED BALANCE SHEETS
                                 (U.S. dollars in thousands)


                                                                           DECEMBER 31
                                                                    -------------------------
                                                                        2003          2002
                                                                    -----------   -----------
                                  ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                        $  17,699     $  14,491
    Accounts receivable:
       Trade                                                            85,723        95,601
       Other                                                            10,662         9,314
    Inventories                                                        142,984       133,363
    Deferred income taxes                                                5,464         8,311
    Other investment (2002 - an associated company), see note 3a         1,682         1,682
                                                                    -----------   -----------
           Total current assets                                        264,214       262,762
                                                                    -----------   -----------
INVESTMENTS AND LONG-TERM RECEIVABLES:
    Associated companies and other investments                             661         3,656
    Funds in respect of employee rights upon retirement                  6,161         5,218
    Deferred income taxes                                                                745
    Long-term receivables, net of current maturities                       419           350
                                                                    -----------   -----------
                                                                         7,241         9,969
                                                                    -----------   -----------
PROPERTY, PLANT AND EQUIPMENT,
    net of accumulated depreciation and amortization                   124,877       121,601
                                                                    -----------   -----------
GOODWILL                                                                54,358        46,290
                                                                    -----------   -----------
DEFERRED CHARGES, net of accumulated amortization                          194           436
                                                                    -----------   -----------
           Total assets                                              $ 450,884     $ 441,058
                                                                    ===========   ===========



--------------------------------  --------------------------------  --------------------------------
          D. LAUTMAN                          A. TIBERG                        G. MORAG
     CHAIRMAN OF THE BOARD                       CEO                           DIRECTOR


                                                                                 DECEMBER 31
                                                                          -------------------------
                                                                              2003         2002
                                                                          -----------   -----------
                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Short-term bank credit                                                  $ 94,560      $ 96,413
    Current maturities of long-term bank loans and other liabilities          10,436        10,257
    Accounts payable and accruals:
       Trade                                                                  54,464        61,788
       Other                                                                  48,142        26,359
                                                                          -----------   -----------
           Total current liabilities                                         207,602       194,817
                                                                          -----------   -----------
LONG-TERM LIABILITIES:
    Bank loans and other liabilities, net of current maturities               14,709        24,180
    Liability for employee rights upon retirement                              6,732         6,359
    Deferred income taxes                                                      6,300        14,371
                                                                          -----------   -----------
           Total long-term liabilities                                        27,741       44,910
                                                                          -----------   -----------
COMMITMENTS AND CONTINGENT LIABILITIES, see note 9

           Total liabilities                                                 235,343       239,727
                                                                          -----------   -----------
MINORITY INTERESTS                                                             3,207         3,502
                                                                          -----------   -----------
SHAREHOLDERS' EQUITY:
    Ordinary shares of NIS 1 par value
       December 31, 2003 and 2002:
       Authorized - 26,000,000 shares;
       Issued - 19,947,849 shares and 19,780,549 shares respectively;
       Issued and paid -19,860,211 shares and 19,680,102 shares,
           respectively                                                       21,830        21,792
    Additional paid-in capital                                                99,735        98,030
    Retained earnings                                                        104,607        90,748
    Accumulated other comprehensive loss                                      (2,503)       (1,406)
    Treasury shares, at cost (1,422,486 shares)                              (11,335)      (11,335)
                                                                          -----------   -----------
           Total shareholders' equity                                        212,334       197,829
                                                                          -----------   -----------
           Total liabilities and shareholders' equity                       $450,884      $441,058
                                                                          ===========   ===========


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                   DELTA GALIL INDUSTRIES LTD.
                                                    (An Israeli corporation)
                                   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                   (U.S. dollars in thousands)



                                                             SHARE CAPITAL                                            ACCUMULATED
                                                       ------------------------- ADDITIONAL                              OTHER
                                                         NUMBER OF                 PAID-IN     DEFERRED     RETAINED  COMPREHENSIVE
                                                           SHARES     PAR VALUE    CAPITAL   COMPENSATION   EARNINGS  INCOME (LOSS)
                                                       ------------- ----------- ---------- -------------- ---------- --------------
                                                       IN THOUSANDS
                                                       -------------
BALANCE AT JANUARY 1, 2001                                  19,216      $21,679    $92,138         $(20)     $73,730
CHANGES DURING 2001:
    Net income                                                                                                11,424
    Gains in respect of derivative instruments
      designated as a cash-flow hedge (net of
      related tax of  $101,000)                                                                                               225
    Total comprehensive income
    Exercise of employee stock options                           8            2         62
    Issuance of share capital (see note 2)                     454          111      5,814
    Amortization of deferred compensation
      related to stock option grants
      to employees and the Company's CEO                                                             20
    Cash dividend ($0.30 per share)                                                                           (4,056)
    Cost of acquisition of treasury shares
                                                       ------------- ----------- ---------- -------------- ---------- --------------
BALANCE AT DECEMBER 31, 2001                                19,678       21,792     98,014          -;-       81,098          225
CHANGES DURING 2002:
    Net income                                                                                                16,626
    Losses in respect of derivative instruments
      designated as a cash-flow hedge (net of
      related tax of  $363,000)                                                                                              (808)
    Additional minimum pension liability adjustment
      (net of related tax of $540,000)                                                                                       (823)
    Total comprehensive income
    Exercise of employee stock options                           2            *         16
    Cash dividend ($0.37 per share)                                                                           (6,976)
    Cost of acquisition of treasury shares
                                                       ------------- ----------- ----------                ---------- --------------
BALANCE AT DECEMBER 31, 2002                                19,680      $21,792    $98,030                   $90,748      $(1,406)
CHANGES DURING 2003:
    Net income                                                                                                23,352
    Losses in respect of derivative instruments
      designated as a cash-flow hedge (net of
      related tax of  $485,000)                                                                                            (1,134)
    Differences from translation of foreign currency
      financial statements of a subsidiary                                                                                      *
    Additional minimum pension liability adjustment
      (net of related tax of $25,000)                                                                                          37
    Total comprehensive income
    Exercise of employee stock options                         181           38      1,387
    Tax benefit in respect of employee stock options
      exercised                                                                        318
    Cash dividend ($0.52 per share)                                                                           (9,493)
                                                       ------------- ----------- ----------                ---------- --------------
BALANCE AT DECEMBER 31, 2003                                19,861      $21,830    $99,735                  $104,607      $(2,503)
                                                       ============= =========== ==========                ========== ==============
(continued)

                                                            TREASURY
                                                             SHARES,
                                                             AT COST         TOTAL
                                                           ------------  -------------
BALANCE AT JANUARY 1, 2001                                   $(2,080)       $185,447
CHANGES DURING 2001:
    Net income                                                                11,424
    Gains in respect of derivative instruments
      designated as a cash-flow hedge (net of
      related tax of  $101,000)                                                  225
    Total comprehensive income                                                   ---
                                                                              11,649
    Exercise of employee stock options                                            64
    Issuance of share capital (see note 2)                                     5,925
    Amortization of deferred compensation
      related to stock option grants
      to employees and the Company's CEO                                          20
    Cash dividend ($0.30 per share)                                           (4,056)
    Cost of acquisition of treasury shares                      (860)           (860)
                                                           ------------  -------------
BALANCE AT DECEMBER 31, 2001                                  (2,940)        198,189
CHANGES DURING 2002:
    Net income                                                                16,626
    Losses in respect of derivative instruments
      designated as a cash-flow hedge (net of
      related tax of  $363,000)                                                 (808)
    Additional minimum pension liability adjustment
      (net of related tax of $540,000)                                          (823)
    Total comprehensive income                                                   ---
                                                                              14,995
    Exercise of employee stock options                                            16
    Cash dividend ($0.37 per share)                                           (6,976)
    Cost of acquisition of treasury shares                    (8,395)         (8,395)
                                                           ------------  -------------
BALANCE AT DECEMBER 31, 2002                                $(11,335)       $197,829
CHANGES DURING 2003:
    Net income                                                                23,352
    Losses in respect of derivative instruments
      designated as a cash-flow hedge (net of
      related tax of  $485,000)
    Differences from translation of foreign currency                          (1,134)
      financial statements of a subsidiary
    Additional minimum pension liability adjustment                                *
      (net of related tax of $25,000)                                             37
                                                                                  --
    Total comprehensive income                                                22,255
    Exercise of employee stock options                                         1,425
    Tax benefit in respect of employee stock options
      exercised                                                                  318
    Cash dividend ($0.52 per share)                                           (9,493)
                                                           ------------  -------------
BALANCE AT DECEMBER 31, 2003                                $(11,335)       $212,334
                                                           ============  =============


                                                       * Less than $1,000.

                               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                                               (Continued)-1

                                     DELTA GALIL INDUSTRIES LTD.
                                      (An Israeli corporation)
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (U.S. dollars in thousands)

                                                                                   YEAR ENDED DECEMBER 31
                                                                             -------------------------------
                                                                                2003       2002       2001
                                                                             ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                $23,352    $16,626    $11,424
    Adjustments to reconcile net income to net cash provided by operating activities:
       Income and expenses not involving cash flows:
           Minority interests in profits of subsidiaries - net                    439      1,025        729
           Share in losses (profits) of associated companies, net                 300       (158)      (110)
           Amounts carried to deferred charges                                              (146)      (414)
           Depreciation and amortization                                       14,530     14,082     13,946
           Write-down of other investments                                        634
           Amortization of goodwill                                                                   1,505
           Deferred income taxes - net                                         (3,555)       440      1,630
           Restructuring expenses                                                 194        414         94
           Changes in accrued liability for employee rights upon
               Retirement                                                         409         96       (647)
           Loss on amounts funded in respect of employee
               rights upon retirement                                             214        624        180
           Capital loss (gain) on sale of property, plant and equipment        (3,536)       313        947
           Gain from sale of subsidiary shares                                   (109)
           Capital gain from realization of investment in
              an associated company                                              (885)      (960)
           Erosion of long-term receivables                                       (30)
           Exchange differences (erosion) of principal of long-term
              bank loans and debentures - net                                   1,043         28       (450)
           Amount charged to capital surplus in respect of
              amortization of deferred compensation related to stock
              options grants to employees and the Company's CEO                                          20
                                                                             ---------  ---------  ---------
                                                                                9,648     15,758     17,430
                                                                             ---------  ---------  ---------
       Changes in operating assets and liabilities:
           Decrease (increase) in accounts receivable                          15,095    (10,493)    17,030
           Increase (decrease) in accounts payable and accruals                (5,061)     4,425    (10,418)
           Increase in inventories                                               (173)       (35)    (2,577)
                                                                             ---------  ---------  ---------
                                                                                9,861     (6,103)     4,035
                                                                             ---------  ---------  ---------
    Net cash provided by operating activities - forward                       $42,861    $26,281    $32,889
                                                                             =========  =========  =========

                                                                                         (Continued)-2

                                     DELTA GALIL INDUSTRIES LTD.
                                      (An Israeli corporation)
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (U.S. dollars in thousands)

                                                                             YEAR ENDED DECEMBER 31
                                                                       -------------------------------
                                                                          2003       2002       2001
                                                                       ---------  ---------  ---------
Brought forward                                                         $42,861    $26,281    $32,889
                                                                       ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of subsidiaries (1)                                     (10,101)    (5,600)   (33,789)
    Additional payment allocated to goodwill                             (2,003)
    Purchase of property, plant and equipment                           (14,925)   (17,728)   (15,435)
    Investment grants relating to property, plant and equipment           1,099      1,591      1,232
    Other investments                                                                  (17)
    Proceeds from sale of property, plant and equipment                   6,091        494      1,379
    Proceeds from realization of investment in an associated
       Company                                                            2,567      2,480      1,034
    Proceeds from sale of subsidiary shares                                 250
    Associated company consolidated in previous years (2)                               (2)
    Loans granted to employees                                             (350)      (408)      (545)
    Collection of employees loans                                           345        400        560
    Long term loans granted                                                (221)      (270)      (225)
    Amounts funded in respect of employee rights upon
       retirement - net                                                  (1,157)      (686)      (106)
                                                                       ---------  ---------  ---------
    Net cash used in investing activities                               (18,405)   (19,746)   (45,895)
                                                                       ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Cost of acquisition of treasury shares                                          (8,356)      (860)
    Long-term bank loans and other long-term liabilities                            11,000     20,178
    Decrease in long-term loans and other long-term liabilities         (10,335)   (10,391)    (8,184)
    Dividend to the Company's shareholders                               (9,493)    (6,976)    (5,807)
    Dividend to minority shareholders in a subsidiary                      (778)      (500)      (280)
    Short-term bank credit - net                                         (2,067)    10,401     12,024
    Proceeds from exercise of options granted to employees
      and the company's CEO                                               1,425         16         64
                                                                       ---------  ---------  ---------
    Net cash provided by (used in) financing activities                 (21,248)    (4,806)    17,135
                                                                       ---------  ---------  ---------
TRANSLATION DIFFERENCES ON CASH OF FOREIGN
       CURRENCY CONSOLIDATED SUBSIDIARY                                       *
                                                                       ---------  ---------  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                 3,208      1,729      4,129
CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR                                                              14,491     12,762      8,633
                                                                       ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $17,699    $14,491    $12,762
                                                                       =========  =========  =========

                                           * Less than $1,000.

(1), (2) See next page for details.

                                                                                         (Continued)-3

                                     DELTA GALIL INDUSTRIES LTD.
                                      (An Israeli corporation)
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (U.S. dollars in thousands)

                                                                             YEAR ENDED DECEMBER 31
                                                                       -------------------------------
                                                                          2003       2002       2001
                                                                       ---------  ---------  ---------
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
      INFORMATION - CASH PAID DURING THE
      YEAR FOR:
      Interest                                                          $ 3,660    $ 3,870    $ 6,462
                                                                       =========  =========  =========
      Income taxes                                                      $ 9,478    $ 6,748    $ 7,019
                                                                       =========  =========  =========

(1) ACQUISITION OF SUBSIDIARIES, SEE ALSO NOTE 2:
    Assets and liabilities of the subsidiaries upon acquisition:
      Working capital (excluding cash and cash equivalents)             $ 2,091    $   500    $14,876
      Long-lived assets                                                   6,642      4,347      1,267
      Goodwill arising on acquisition                                     1,368        753     24,311
                                                                       ---------  ---------  ---------
    Cost of investments                                                  10,101      5,600     40,454
                                                                       ---------  ---------  ---------
    Issuance of shares                                                                         (5,925)
    Amount payable                                                                               (740)
                                                                       ---------  ---------  ---------
    Cash paid - net                                                     $10,101    $ 5,600    $33,789
                                                                       =========  =========  =========
(2) Associated company previously consolidated:
    Assets and liabilities of the subsidiary previously consolidated
      Working capital (excluding cash and cash equivalents)                           $657
      Fixed assets                                                                  (2,511)
      Long-term liabilities                                                            435
      Minority interest in subsidiaries                                                711
      Investments in an associated company                                             710
                                                                                  ---------
                                                                                        $2
                                                                                  =========

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOWS:

(1) In 2003 the group recorded additional $6.7 million as an adjustment to the purchase price of Inner Secrets, which was allocated to goodwill. This amount will be paid in 2004, see note 2c.

(2) In 2003, 2002 and 2001, the net changes in outstanding balances of trade payables in respect of the purchase of property, plant and equipment were an increase (decrease) of $ (1.1) million, $ 0.2 million and $ 0.5 million, respectively.


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

A.      GENERAL:

1)      Operations

        Delta Galil Industries Ltd. (the "Company") is an Israeli corporation which, together with its subsidiaries (the "Group"), is engaged primarily in manufacturing and marketing of intimate apparel, infour reportable operating segments - U.S. mass market, U.S. upper market, Europe and Socks. As to the Group's segments and principal markets see note 16. Most of the marketing operations of intimate apparel are performed through wholly owned subsidiaries.

        A significant portion of the Group's revenues derives from three principal customers. See note 13a and 16b.

2)      Accounting principles

        The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America.

3) Use of estimates in the preparation of financial statements

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

4)      Functional currency

        The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar (the "dollar" or "$"). Most of the Group's sales are made outside Israel, mainly to the United States (in dollars) and to the United Kingdom (in pounds sterling). The Company uses foreign currency derivatives in order to effectively change the cash flows resulting from sales in pounds sterling into dollars. Most of the materials consumed by the Company and its subsidiaries (which represent most of the Company and its subsidiaries' production costs) are purchased in dollars. Thus, the functional currency of the Company and these subsidiaries is the dollar. Most of the financing of the group are carried in dollars.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

        Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of income, the exchange rates at transaction dates are used, except for expenses deriving from non-monetary items, which are translated using historical exchange rates. The resulting currency transaction gains or losses are carried to "financial expenses-net".

        The functional currency of a subsidiary which was acquired in 2003 (see also note 2a) is its local currency. The financial statements of this subsidiary are included in consolidation based on translation into dollars in accordance with Statement of Financial Accounting Standard ("FAS") 52 of FASB: assets and liabilities are translated at year end exchange rate, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders' equity, under accumulated other comprehensive income (loss).

B.      PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, "subsidiaries" are companies controlled to the extent of over 50%, the financial statement of which are consolidated with those of the Company. Significant intercompany balances and transactions were eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Group, have also been eliminated.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

F.      OTHER INVESTMENTS

        These non-marketable investments are carried at cost, net of write down for decrease in value, which is not of a temporary nature - in 2003 amounting $634 thousands (included in other income-net).

G.      PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are stated at cost, net of related investment grants ($ 49.2 million and $ 49.8 million at December 31, 2003 and 2002, respectively). Fixed asset leased by the Group under capital lease are classified as the Group's asset and included at the present value of the minimum lease payments as determined in the lease agreement.

        Depreciation is computed by the straight-line method on the basis of the estimated useful life of the assets, at the following annual rates :

            Buildings and plumbing                       2%-7%
                                                      (mainly 4%)
            Machinery and equipment                      7%-25%
                                                      (mainly 7%)
            Vehicles                                    10%-20%
                                                     (mainly 15%)
            Office furniture and equipment               6%-25%
                                                      (mainly 7%)

        Leasehold improvements are amortized by the straight-line method over the lease period, which is shorter than the estimated useful life of the improvements.

H.      GOODWILL

        On January 1, 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets ". Pursuant to FAS 142 goodwill is no longer amortized but rather tested for impairment at least annually.

        Prior to January 1, 2002, the Group amortized goodwill in equal annual installments, mainly over 40 years.

        The Company identified and allocated the goodwill to its various reporting units. The Company has performed a transitional impairment review to determine the fair value of its reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS
        142. The transitional impairment review performed by the Company in 2002 did not result in an impairment.

        The Company has selected September 30 of each year as the date on which it will perform its annual goodwill impairment review. No impairment resulted from the annual review performed in the year ended December 31, 2003 and 2002.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

I.      DEFERRED CHARGES

        Deferred charges represent mainly financing charges, which are amortized over the credit period.

        Amortization of deferred charges included among "financial expenses, net" were $ 250 thousands, $ 164 thousands and $ 128 thousands, for the years ended December 31, 2003, 2002 and 2001, respectively.

J.      IMPAIRMENT IN VALUE OF LONG-LIVED ASSETS

        On January 1, 2002 the Company adopted FAS 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("FAS 144"). FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

        The adoption of FAS 144, in 2002 did not have any material effect on the consolidated financial position and results of operations.

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

        As stated in note 11a, a plant of an Israeli subsidiary has been granted "approved enterprise" status and, accordingly, upon distribution of dividends by this subsidiary to the Company, such dividends may be subject to tax. In light of the Group's policy not to cause distribution of dividends, which would result in additional tax liabilities, any dividends received from the abovementioned subsidiary will be distributed to the Company's shareholders. Accordingly, no account has been taken of the additional tax in respect of the above dividends.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

M.      REVENUE RECOGNITION:

        1)      Sale of products

                Income from sale of products is generally recognized when title passes to customers.

        2)      Revenue from hotel services

                This income was recognized - in 2001 - as the service was rendered (see also note 3b).

N.      CONCENTRATION OF CREDIT RISKS - ALLOWANCE FOR DOUBTFUL ACCOUNTS


        The Group's cash and cash equivalents as of December 31, 2003 and 2002 were deposited mainly with major banks in United States of America, Israel, Hungary and Egypt. The Company is of the opinion that the credit risk in respect of these balances is remote.

        A large part of the Group's sales is to 3 principal customers (see also note 16b). The balance receivables from these principal customers as of December 31, 2003 and 2002 were $ 51,297, thousands and $ 48,271 thousands, respectively (see also note 13a). The Group does not hold any collateral from these customers; however, based on past experience with those customers, the Group does not anticipate any difficulties in collecting the above balances. The balance of the item "accounts receivable - trade" is composed of a large number of customers. Certain trade receivables are insured under foreign trade risk insurance. An appropriate allowance for doubtful accounts is included in the accounts in respect of specific debts doubtful of collection.

        The bad debt income (expenses) and allowance charged to expenses, for the years ended December 31, 2003, 2002 and 2001 aggregated $ 309 thousands, $ (3,558) thousands and $ (3,181) thousands, respectively.

O.      SHIPPING AND HANDLING COSTS

        The Group's shipping and handling costs are included under selling and marketing expenses in the consolidated statements of income. Shipping and handling costs for the years ended December 31, 2003, 2002 and 2001 were approximately $ 17 million, $ 18 million and $ 15 million, respectively.

P.      ADVERTISING COSTS

        These costs are expensed as incurred. Advertising costs for the years ended December 31, 2003, 2002 and 2001 were $ 1.9 million, $ 2.5 million and $ 2.2 million a year, respectively.

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

        FAS 123, "Accounting for Stock-Based Compensation", established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB
        25. The Company has elected to continue accounting for employee stock option plans under APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, as amended by FAS 148, for companies electing to apply APB 25.

        The following table illustrates the effect on net income and earnings per share assuming the Company has applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

                                                                YEAR ENDED DECEMBER 31
                                                          ---------------------------------
                                                             2003        2002       2001
                                                          ----------  ----------  ---------
                                                                     $ IN THOUSANDS
                                                                (EXCEPT PER SHARE DATA)
                                                          ---------------------------------
      Net income, as reported                              $ 23,352    $ 16,626   $ 11,424
      Add - stock-based employee compensation
          expense included in reported net income,
          net of related tax effect                                                    14
      Less - stock-based employee compensation
          expense determined under fair value method,
          net of related tax effect                         (1,384)     (1,359)    (2,099)
                                                          ----------  ----------  ---------
      Pro forma net income                                 $ 21,968    $ 15,267    $ 9,339
                                                          ==========  ==========  =========
      Earnings per share:
          Basic - as reported                                $ 1.28     $ 0.88      $0.60
          Basic - pro forma                                  $ 1.20     $ 0.81      $0.49
          Diluted - as reported                              $ 1.24     $ 0.88      $0.60
          Diluted - pro forma                                $ 1.17     $ 0.81      $0.49

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

S.      DERIVATIVES

        The Company enters into forward exchange contracts to hedge the cash flows resulting from sales of products, salaries and wages, in currencies other than the functional currency. The Company does not hold derivative financial instruments for trading purposes.

        The Company has adopted FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument.

        For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), under "Gains or losses in respect of derivative instruments designated as a cash-flow hedge , net of related tax" and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in income among financial expenses. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in income among financial expenses. Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statements of cash flows in the same category as that of the hedged item.

T.      COMPREHENSIVE INCOME

        In addition to net income, other comprehensive income (loss) includes gains or losses in respect of derivative instruments designated a cash-flow hedge, net of deferred tax, differences from translation of foreign currency financial statements of a subsidiary and additional minimum pension liability adjustments, net of related tax.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

U.      CONSOLIDATION OF VARIABLE INTEREST ENTITIES

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

        Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.

V.      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

        In December 2003, the FASB issued FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)") ". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

W.      RECLASSIFICATIONS

        Certain figures in respect of prior years have been reclassified to conform with the current year presentation.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS

        ACQUISITIONS:

        The acquisitions described bellow have all been accounted for by the purchase method. The consideration for each acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed. The results of operations of the acquired business are included in the consolidated financial statements as of the date of acquisition.

        A.      ACQUISITION OF AUBURN HOSIERY MILLS ("AUBURN")

                In November 2003, the Company acquired, through wholly owned subsidiaries from Kellwood inc. ("the seller") all of the shares of its two private held U.S. and Irish companies, which are engaged in the operations of design, development, manufacture, sourcing, marketing, distribution and sale of hosiery. The functional currency of the Irish operation is its local currency
                - the Euro.

                The Group paid $10.8 million in cash to the seller and recorded liabilities in respect of restructuring costs in an amount of $6.2 million, which includes approximately $2.2 million for severance pay and related costs and $ 4.0 million for costs associated with the shut down of certain acquired facilities.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The excess of cost of acquisition over the fair value of net assets on acquisition date - $ 1.4 million - was allocated to goodwill. Goodwill is not deductible for tax purposes.

        At November 13, 2003 (in thousands)

        Cash and cash equivalent                                     $699

        Account receivable - trade                                  5,754

        Account receivable - other                                    700

        Inventories                                                 9,448

        Property, plant, and equipment                              6,642

        Goodwill                                                    1,368
                                                               -------------
                  Total assets acquired                           $24,611
                                                               =============
        Short-term bank credit                                       $213

        Accounts payable                                            7,435

        Accrued expenses - restructuring costs                      6,163
                                                               -------------
               Net assets acquired                                $10,800
                                                               =============

        Hereafter are the unaudited pro forma combined condensed income statements for the years ended December 31, 2003 and 2002, assuming that the acquisition had occurred on January 1, 2003 and 2002, respectively. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2003 and 2002, nor is it necessarily indicative of future results.

                                                     YEAR ENDED
                                                     DECEMBER 31
                                              --------------------------
                                                  2003          2002
                                              ------------  ------------
                                                     IN THOUSANDS
                                              (except earnings per share)
                                              --------------------------
                                                      (UNAUDITED)
                                              --------------------------
            Net Revenues                         $628,017     $626,732
                                              ============  ============
            Net Income                            $19,820      $16,079
                                              ============  ============
            Earning per share - Basic               $1.08        $0.85
                                              ============  ============
            Earning per share - Diluted             $1.06        $0.85
                                              ============  ============

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

B.      ACQUISITION OF THE OPERATIONS OF KOMAR TEXTILE TRADING CO. LTD.
        ("KOMAR")

        In November 2002 the Company purchased some of the operations of Komar, a privately held Hungarian company. Komar is engaged in production of baby-wear. The purchase price - $ 5,600 thousands was paid in cash. The excess of cost of acquisition over the fair value of net assets on acquisition date - $ 753 thousands - was allocated to goodwill. Goodwill is not deductible for tax purposes.

C.      ACQUISITION OF INNER SECRETS INC. ("INNER")

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

        During 2001 the Company paid $ 48.7 million in cash (including $ 14.4 million paid to a bank for discharge of a loan) and $ 5.9 million in 454,020 Company shares, based on a price per share of $ 13.05.

        The excess of cost of acquisition over the fair value of net assets on acquisition date - $ 24.3 million - was allocated to goodwill.

        At the end of 2002 the Company recorded an additional $ 2.0 million as an adjustment to the purchase price. The amount was paid in April 2003. The payment was allocated to goodwill.

        In addition, under the agreement the Company recorded an additional amount of $ 6.7 million, payable in 2004, as a final performance payment, which was allocated to goodwill.

        Goodwill is not deductible for tax purposes.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

        OTHER TRANSACTIONS:

        SALE OF SUBSIDIARY'S SHARES

        In August 2002, Delta Galil signed an agreement for the sale of 10% of its wholly-owned subsidiary, in consideration of $250 thousands.

        During March 2003 the Company received the payment, transferred the shares and as a result recognized a gain in an amount of $ 109 thousands.

        According to the agreement the buyer has an option to purchase additional shares of the subsidiary on terms to be agreed at a later stage. The option shall remain in effect for a period of 36 months from the date of agreement.


NOTE 3 - INVESTMENTS IN STANDARD TEXILE EUROPE LTD. AND IN EDOMIT LTD.

A.      SALE OF INVESTMENT IN STANDARD TEXTILE EUROPE LTD. ("STE")

        On August 4, 2000, a subsidiary signed an agreement for the sale of its investment in STE, which was an associated company, for $ 9 million, which bears interest of LIBOR plus 1.5% per year. Prior to the transaction, the subsidiary held 15% of STE's shares.

        The transaction is carried out in four batches, subject to adjustments based on STE's profits, as stipulated in the agreement. The first, second and third batches (approximately 75% of the shares held by the subsidiary) were transferred to the buyer upon the signing of the agreement, in January 2002 and in January 2003, respectively, for a total consideration of $ 7,300 thousands. The capital gain from the first, second and third batches, totaled to $780 thousands, $960 thousands and $888 thousands, respectively, and was classified to "Other Income - net". The forth batch (approximately 25% of the shares held by the subsidiary) was transferred to the buyer on January 2004, for a consideration of $2,640 thousands. The capital gain from the selling of the forth batch amounted to $ 958 thousands.

        As of January 2003 the subsidiary no longer has significant influence on STE, and the investment in STE is presented at cost, which is the balance of the investment as of January 2003.

        The balance of the investment in STE as of December 31, 2003 and 2002 is $1,682 thousands and $3,364 thousands, respectively.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - INVESTMENT IN STANDARD TEXILE EUROPE LTD. AND IN EDOMIT LTD.
         (Continued):

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

        The balance of the investment in Edomit as of December 31, 2003 and 2002 is $ 661 thousands and $ 843 thousands, respectively. As of December 31, 2003 and 2002 these balances include a loan in the amount of $ 417 and $ 299, respectively. The loan is linked to the CPI and bears no interest.

NOTE 4 - LONG-TERM RECEIVABLES

        Long-term receivables represent long-term loans to employees - mainly linked to the Israeli consumer price index ("CPI") and bearing interest at the rate of 4%.

        These balances are mature in the following years after balance sheet dates:

                                                         DECEMBER 31
                                                 --------------------------
                                                      2003         2002
                                                 ------------  ------------
                                                         IN THOUSANDS
                                                 --------------------------

           First year - current maturities            $512         $553
                                                 ------------  ------------
           Second year                                 362          195
           Third year                                   36          155
           Fourth year                                  21
                                                 ------------  ------------
                                                      $419         $350
                                                 ------------  ------------
                                                      $931         $903
                                                 ============  ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

A. Composition of property, plant and equipment, grouped by major classifications, is as follows:


                                                                        DECEMBER 31
                                                               ----------------------------
                                                                   2003            2002
                                                               ------------    ------------
                                                                        IN THOUSANDS
                                                               ----------------------------
        Land, buildings and plumbing, see b. below*                 $39,877         $36,648
        Machinery and equipment                                     152,448         153,859
        Vehicles, office furniture and equipment
            and leasehold improvements                               52,567          44,244
                                                               ------------    ------------
                                                                    244,892         234,751
        Less - accumulated depreciation and amortization           (120,015)       (113,150)
                                                               ------------    ------------
                                                                   $124,877        $121,601
                                                               ============    ============
        * Including building leased under capital lease -
          (see note 1g):
        Cost                                                         $1,414          $1,414
        Less - accumulated depreciation                                 315             260
                                                               ------------    ------------
                                                                     $1,099          $1,154
                                                               ============    ============

        In 2003 the Group recorded a $ 3.5 million capital gain from sale of real estate in London.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

B.      LAND AND BUILDINGS

        Part of the buildings of the Company stand on land leased from the Israel Lands Administration for periods expiring in the years 2016-2037. The leasehold rights have not yet been registered in the Land Registry.

C. Investment projects of the Company and its subsidiary have been approved by the Israeli Investment Center, under the Law for the Encouragement of Capital Investments, 1959. The balance of uncompleted investments as of December 31, 2003 aggregates $ 22.1 million.

D. Depreciation and amortization in respect of property, plant and equipment totaled $14.3 million in the year ended December 31, 2003 and $ 13.9 million in the years ended December 31, 2002 and 2001 (excluding impairment of assets relating to restructuring, see note 13g).

E.      As to pledges on assets, see notes 8c and 11a.

NOTE 6 - GOODWILL:

a)      Changes in goodwill during the year:

                                                              YEAR ENDED DECEMBER 31, 2003
                                           ---------------------------------------------------------------
                                                                       IN THOUSANDS
                                           ---------------------------------------------------------------
                                             US MASS    US UPPER
                                              MARKET      MARKET   EUROPE     SOCKS     OTHER      TOTAL
                                           ----------  ----------  -------  ---------  --------  ---------
        Goodwill at beginning of year       $ 40,032     $ 1,000    $ 753    $ 3,386   $1,119     $46,290
        Changes during the year:
          Goodwill arising from
               acquisition of
               subsidiaries, see note 2a                                                1,368       1,368
          Adjustment to purchase price,
               see note 2c                     6,700                                                6,700
          Translation differences                                                           *           *
                                           ==========  =========   =======  =========  ========  =========
        Goodwill at end of year             $ 46,732    $ 1,000     $ 753    $ 4,754    $1,119    $54,358
                                           ==========  =========   =======  =========  ========  =========

                                              * Less then $1 thousand.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - GOODWILL (continued):


                                                              YEAR ENDED DECEMBER 31, 2002
                                           ---------------------------------------------------------------
                                                                       IN THOUSANDS
                                           ---------------------------------------------------------------
                                             US MASS    US UPPER
                                              MARKET      MARKET   EUROPE     SOCKS     OTHER      TOTAL
                                           ----------  ----------  -------  ---------  --------  ---------
        Goodwill at beginning of year       $ 38,029     $ 1,000             $ 3,386   $1,119     $43,534
        Changes during the year:
          Goodwill arising from
               acquisition of
               operations, see note 2b                                753                             753
          Adjustment to purchase
             price,
               see note 2c                     2,003                                                2,003
                                           ----------  ----------  -------  ---------  --------  ---------
        Goodwill at end of year             $ 40,032     $ 1,000    $ 753    $ 3,386   $1,119    $ 46,290
                                           ==========  ==========  =======  =========  ========  =========

b) The following table illustrates the Group's results, adjusted to eliminate the effect of goodwill amortization expense for the following years:

                                                          ---------------------------------
                                                             2003        2002       2001
                                                          ----------  ----------  ---------
                                                                     $ IN THOUSANDS
                                                                (EXCEPT PER SHARE DATA)
                                                          ---------------------------------
      Net income, as reported                              $ 23,352    $ 16,626   $ 11,424
      Net income, as reported                              $ 23,352    $ 16,626   $ 11,424
      Add:
         Goodwill amortization                                                       1,505
         Equity method goodwill amortization                                           120
                                                          ----------  ----------  ---------
      Adjusted net income                                  $ 23,352    $ 16,626   $ 13,049
                                                          ==========  ==========  =========
      Earnings per share:
         Basic - as reported                                  $1.28       $0.88      $0.60
         Goodwill amortization                                                       $0.07
         Equity method goodwill amortization                                         $0.01
                                                          ----------  ----------  ---------
         Basic - adjusted                                     $1.28       $0.88      $0.68
                                                          ==========  ==========  =========
         Diluted - as reported                                $1.24       $0.88      $0.60
         Goodwill amortization                                                       $0.07
         Equity method goodwill amortization                                         $0.01
                                                          ----------  ----------  ---------
         Diluted - adjusted                                   $1.24       $0.88      $0.68
                                                          ==========  ==========  =========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT:

a.      Employee related obligations are composed as follows:

                                                    DECEMBER 31
                                             -----------------------
                                                 2003         2002
                                             ----------   ----------
                                                   IN THOUSANDS
                                             -----------------------

          Accrued severance pay                 $5,442       $4,996
          Obligation in respect of defined
              benefit plans                      1,290        1,363
                                             ----------   ----------
                                                $6,732       $6,359
                                             ==========   ==========

        As of December 31, 2003 and 2002, the Group had deposits of $ 5.1 million and $ 4.0 million, respectively, with funds managed by major Israeli insurance companies, which are earmarked by management to cover the severance pay liability in respect of Israeli employees. Under FAS No. 132, "Employers Disclosures About Pensions and Other Post Retirement Benefits", such deposits are not considered to be "plan assets". The total contribution expected to be paid by the Group for Israeli funds plans during 2004 is approximately $1.0 million.

        Costs of pension and severance pay charged to income in the years ended December 31, 2003, 2002 and 2001 were $ 7.0 million, $ 6.5 million and $
        5.9 million respectively (in 2003, 2002 and 2001, excluding $ 813 thousands, $ 651 thousands and $ 806 thousands, respectively, relating to the termination of employment, which were charged to restructuring expenses, see note 13g.

        The loss from deposits in respect of severance pay were $ 214 thousands, $ 624 thousands and $ 180 thousands in the years ended December 31, 2003, 2002 and 2001, respectively.

        The main terms of the various arrangements with employees are described in b. below. Further details relating to defined benefit plans, as required by FAS 132, are presented in c. below.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

B.      TERMS OF ARRANGEMENTS:

        1)      The Company and Israeli subsidiaries

                Israeli law generally requires payment of severance pay and/or pensions upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to employee rights upon retirement, as applicable to Israeli companies in the Group:

                a)      Pension plans for the majority of the Group's employees
                        - under collective labor agreements, these external pension plans cover the severance pay liability. The pension and severance pay liabilities covered by these plans are not reflected in the financial statements as the pension and severance pay risks have been irrevocably transferred to the pension funds.

                b)      Insurance policies for employees in managerial positions
                        - these policies provide coverage for severance pay and pension liabilities of managerial personnel. Under labor agreements these insurance policies are, subject to certain limitations, the property of the employees.

                c) Severance pay liabilities not covered by the pension funds are fully provided for in these consolidated financial statements, as if it was payable at each balance sheet date on an undiscounted basis, based upon the number of years of service and the most recent monthly salary of the Group's employees in Israel.

        2)      Non-Israeli subsidiary

                A U.S. subsidiary provides various defined benefit pension plans to its employees, see c below.

                At December 31, 2003, the assets of the defined benefit pension plan are primarily invested in group annuity contracts with an insurance company. The plan was frozen effective January 1996.

                Contributions to the defined contribution 401(k) plan are based on a percentage of annual salaries. The Company generally matches 25% of each participant's pretax contribution up to 4% of the participant's annual compensation.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

C.      CERTAIN DETAILS RELATING TO DEFINED BENEFIT PLANS:

                                                                     2003            2002
                                                                 ------------    ------------
                                                                         IN THOUSANDS
                                                                 ----------------------------
CHANGE IN BENEFIT OBLIGATION:
   Benefit obligation at beginning of year                            $3,150          $2,837
   Interest cost                                                         183             190
   Actuarial loss                                                          7             312
   Benefit paid                                                         (195)           (189)
                                                                 ------------    ------------
Benefit obligation at end of year                                     $3,145          $3,150
                                                                 ------------    ------------
CHANGE IN PLAN ASSETS:

   Fair value of plan assets at beginning of year                     $2,931          $2,843
   Actual return on plan assets                                          152             168
   Employer contribution                                                                  99
   Benefit paid, including plan expenses                                (195)           (189)
                                                                 ------------    ------------
Fair value of plan assets at end of year                              $2,888          $2,921
                                                                 ------------    ------------
RECONCILIATION OF FUNDED STATUS:
   Funded status (carryforward obligations)                            $(257)          $(229)
   Unrecognized net actuarial loss                                     1,290           1,363
   Adjustment to recognize minimum liability                          (1,290)         (1,363)
                                                                 ------------    ------------
Prepaid / pension cost (accrued)                                       $(257)          $(229)
                                                                 ============    ============


                                                          2003          2002           2001
                                                    --------------  -------------  -------------
WEIGHTED AVERAGE ASSUMPTIONS AT END OF YEAR:
   Discount rate                                          6.00%         6.25%         7.00%
   Expected return on plan assets                         6.25%         6.50%         7.75%
   Rate of compensation increase                            N/A           N/A           N/A


   The consolidated components of net periodic benefits costs are as follows:

                                                               YEAR ENDED DECEMBER 31
                                                    --------------------------------------------
                                                          2003          2002           2001
                                                    --------------  -------------  -------------
                                                                    IN THOUSANDS
                                                    --------------------------------------------
   Interest cost                                           $183          $190           $83
   Actual return on plan assets                            (152)         (134)          (75)
   Net amortization                                          80            57            23
                                                           $111          $113           $31

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY:

A.      COMPOSITION:

                                                              WEIGHTED
                                                               AVERAGE
                                                            INTEREST RATE*
                                                           ---------------        DECEMBER 31
                                                             DECEMBER 31,    ----------------------
                                                                 2003          2003         2002
                                                           ---------------   ---------    ---------
                                                                  %              IN THOUSANDS
                                                                 ---         ----------------------
Bank loans - in dollars or linked thereto                        2.5          $18,857      $28,286
Bank loans - in Canadian dollars                                 2.9            5,191        4,996
Other liability -
    Obligation under capital lease, see note 1g
       and c. below - in dollars                                 8.6            1,097        1,155
                                                                             ---------    ---------
                                                                               25,145       34,437
Less - current maturities                                                      10,436       10,257
                                                                             ---------    ---------
                                                                              $14,709      $24,180
                                                                             =========    =========

        * Some of the loans bear interest at variable rates (mainly on a Libor + 1.2%).

b. Total liabilities (net of current maturities) mature in the following years after balance sheet dates:

                                                  DECEMBER 31
                                        -----------------------------
                                            2003             2002
                                        ------------     ------------
                                                 IN THOUSANDS
                                        -----------------------------


        Second year                          $10,440          $10,261
        Third year                             1,018           10,266
        Fourth year                            1,024              844
        Fifth year                             1,031              850
        Sixth year and thereafter              1,196            1,959
                                        ------------     ------------
                                             $14,709          $24,180
                                        ============     ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY (continued):

c. A subsidiary of the Company has entered into operating lease agreements for a building it uses; the lease will expire in the year 2014.

        Following are the future minimum lease payments, by years, under capital lease and the present value of the net minimum lease payments as of December 31, 2003:

                                                                 IN
                                                              THOUSANDS
                                                            ------------

              First year - current maturities                    $ 158
              Second year                                          158
              Third year                                           158
              Fourth year                                          158
              Fifth year                                           158
              Sixth year and thereafter                            950
                                                                 1,740
              Less - amount representing interest                  643
                                                            ------------
                                                               $ 1,097
                                                            ============

1) The balance of liabilities is fully secured by floating charges in an unlimited amount on all the assets and rights of the Company and the assets of its subsidiaries, and/or by fixed charges on the major portion of the Group's fixed assets.

2) A subsidiary is a party to a credit agreement, which was amended, as of June 14, 2003, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. The credit agreement provides for $ 86 million in loans, of which $ 26 million are long term loans and the reminder is short term credit. The principal of the term loans is payable in 14 equal quarterly installments of approximately $1.9 million each until December 1, 2005. As of December 31, 2003 the utilized credit line was $
        31.4 million.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES:

A.      COMMITMENTS

        The Company and its subsidiaries lease 27 facilities under operating leases. The leases (including extension options) for 20 facilities expire on various dates between 2005 and 2025 and the remaining leases expired in 2004. The Company intends to renew some of these leases. The minimum future annual lease payment over each of the years 2004 to 2008 will amount to $ 5.5 million. In the period from 2009 to the end of the lease periods, the cumulative lease payments will amount to $ 13.7 million. The lease expenses for each of the years 2003, 2002 and 2001 were $ 7.2 million, $ 6.6 million and $ 7.3 million, respectively.

B.      CONTINGENT LIABILITIES - GUARANTEES

        The company and its subsidiaries signed a guarantee, each for other, which is unlimited in amount to all of the group's liabilities.

NOTE 10 - SHAREHOLDERS' EQUITY:

A.      SHARE CAPITAL:

        1) The Company's shares are traded on the Tel-Aviv Stock Exchange ("TASE") and in the form of American Depositary Shares ("ADS's"), each of which represents one ordinary share, on the Nasdaq National Market in the United States. On December 31, 2003, the closing price per ADS on Nasdaq was $ 15.75; the shares were quoted on the TASE on that date at NIS 69.7 ($ 15.9).

        2) In December 2002, the Company purchased 565,000 of the Company's shares for an amount of $ 6,215 thousands (representing $ 11.0 per share).

        3) On September 28, 2001, the Company's Board of Directors approved the repurchase of Company shares for an amount of up to $ 3.0 million. During 2002 and 2001 the Company purchased 282,483 and 96,017 shares, respectively, in the open market at an average price of $ 7.58 and $ 9.0 per share in a total amount of $ 2,141 thousands and $ 860 thousands, respectively.

        4)      Pursuant to a purchase agreement dated January 5, 2001 (see note
                2c), the Company issued 454,020 ordinary shares of NIS 1 par value.

        5) As of December 31, 2003 and 2002, the balance of shares issued by the Company for the purpose of future exercise of employee stock options, which is held by a trustee company, is 87,638 and 100,447 shares, respectively.

        6) The shares held by the Company have no voting rights and are not entitled to receive dividends.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

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

        As of December 31, 2002, all the options are fully vested. The options are exercisable over three years period, commencing on the date that is two years after the date such option vested. Any option not exercised within the said five years will expire. The options expire over the years 2003-2006.

2) On September 10, 1998, the Company's Board of Directors approved a plan for the grant, at no consideration, of up to 100,000 options to its CEO, which are exercisable in purchase of 100,000 shares of NIS 1 par value of the Company. All of said options were granted in September 1998. The exercise price of each option is $ 7.90, based on the quoted price of the Company's share on the last day of trade prior to the Board of Directors' resolution ($ 8.77), less 10%. The options vest in four equal batches. As of December 31, 2003, all the options are fully vested. The exercise terms under the CEO's plan are identical to those of the employees plan.

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

        The options vest in four equal batches: the first, second, third and fourth batches vest in August 2001, 2002, 2003 and 2004, respectively. The options are exercisable over a three years period, commencing one year after the vesting date of each batch.

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

        On November 22, 2002, the Company granted 1,004,500 options to 97 senior employees of the Group (including 100,000 options to the CEO) at an exercise price of $ 9. The options vest in four equal batches. The first, second, third and fourth batches will vest in November 2003, 2004, 2005 and 2006, respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

        On May 2003 the Company granted 30,000 options to three employees of the Group at an exercise price of $10.76. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch.

        At December 31, 2003 122,000 options remain available for grant under the plan.

5) The grant of options to Israeli employees under the Company's plans is subject to the terms stipulated by Section 102 and 102A of the Israeli Income Tax Ordinance. Inter-alia, that Section provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

6) The rights pertaining to the ordinary shares issued upon exercise of the options will be identical to those of the other ordinary shares of the Company.

7) Following is a summary of the status of the Company's stock option plans:

                                                                        YEAR ENDED DECEMBER 31
                                            ---------------------------------------------------------------------------------
                                                       2003                       2002                      2001
                                            -------------------------- -------------------------- ---------------------------
                                                             WEIGHTED                  WEIGHTED                   WEIGHTED
                                                              AVERAGE                  AVERAGE                     AVERAGE
                                                             EXERCISE                  EXERCISE                   EXERCISE
                                                NUMBER*       PRICE**     NUMBER*       PRICE**       NUMBER*      PRICE**
                                            -------------- ----------- ------------- ------------ ------------- -------------
Options outstanding at beginning of year       2,038,562      $ 13.07    1,076,940      $ 17.10      1,156,642     $ 17.29
Changes during the year:
    Granted                                       30,000      $ 10.76    1,004,500      $  9.00
    Exercised                                   (180,109)     $  7.91       (2,003)     $  8.30         (8,077)    $  8.30
    Forfeited                                   (57,751)      $ 11.35      (40,875)     $ 18.11        (71,625)    $ 21.07
                                            --------------             -------------              -------------
Options outstanding at end of year             1,830,702      $ 13.50    2,038,562      $ 13.07      1,076,940     $ 17.10
                                            ==============             =============              =============
Options exercisable at end of year               528,952      $ 17.15      405,880      $ 16.94        534,315     $ 11.76
                                            ==============             =============              =============

* Represents the number of shares arising upon exercise of options, based on the conversion ratio.
**   Per option.

8) The fair value of options granted during 2003 and 2002 was $ 35 thousands and $ 1.7 million, respectively. The fair value of each option granted is estimated on the date of grant using the Black & Scholes option-pricing model, with the following weighted average assumptions:

                                                  2003        2002
                                               ----------  ----------

       Dividend yield                                 5%           5%
                                               ==========  ==========
       Expected volatility                         27.33%      30.94%
                                               ==========  ==========
       Risk-free interest rate                         1%          2%
                                               ==========  ==========
       Expected life - in years                      4.58        5.58
                                               ==========  ==========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

9) The following table summarizes information regarding options outstanding at December 31, 2003:

                NUMBER OF SHARES ISSUABLE UPON EXERCISE OF OPTIONS
-----------------------------------------------------------------------------
               OUTSTANDING                          VESTED       EXERCISABLE
----------------------------------------------- --------------- -------------
                              WEIGHTED AVERAGE
                BALANCE AT       REMAINING         BALANCE AT      BALANCE AT
   EXERCISE     DECEMBER 31,  CONTRACTUAL LIFE    DECEMBER 31,    DECEMBER 31,
    PRICES         2003            YEARS             2003            2003
-------------  ------------- ------------------ --------------- -------------
    $8.30         107,452           1.8             107,452        107,452
    $7.90          50,000           2.4              50,000         50,000
   $21.07         690,250           3.0             532,125        371,500
    $9.00         953,000           4.7             238,250
   $10.76          30,000           5.1
                ---------                           -------        -------
                1,830,702                           927,827        528,952
                =========                           =======        =======

C.   RETAINED EARNINGS

     1) In determining the amount of retained earnings available for distribution as a dividend, the Companies Law stipulates that the cost of the Company's shares acquired by the Company (that are presented as a separate item in the statement of changes in shareholders' equity) has to be deducted from the amount of retained earnings.

     2) Dividends are declared and paid in dollars. On March 2004, the Company declared the distribution of a dividend of approximately $ 2.2 million, payable to shareholders of record on March 21, 2004 ($ 0.12 per share).

NOTE 11 - TAXES ON INCOME:

A.   THE COMPANY AND CERTAIN ISRAELI SUBSIDIARIES (HEREAFTER - THE COMPANIES):

     1) Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the law")

          The Company and certain Israeli subsidiary have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of those grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences to the Israeli CPI and interest from the date of receipt.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

     The abovementioned companies have registered floating charges on all their assets in favor of the State of Israel as security for compliance with the terms relating to the grants.

     Under the law, by virtue of the "approved enterprise" status granted to certain of their enterprises, the Company and its Israeli subsidiary are entitled to various tax benefits, as follows:

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

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

     2) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "inflationary adjustments law")

          Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. Under income tax regulations, the Company and a certain subsidiary are entitled to adjust their results for tax purposes on the basis of the changes in the exchange rate of the dollar, instead of the changes in the Israeli CPI. Commencing 2001 the Company and this subsidiary chose to do so.

          As explained in note 1a(4), the financial statements were measured in dollars. For the years in which the result for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI, the difference between the changes in the Israeli CPI and the exchange rate of the dollar - both on an annual and a cumulative basis
          - caused differences between taxable income and income reflected in these financial statements. Paragraph 9(f) of FAS 109 creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from (i) changes in exchange rates, or (ii) indexing for tax purposes.

     3) Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969

          The Company and certain Israeli subsidiary are "industrial companies" as defined by this law. As such, these companies are entitled to certain tax benefits, consisting mainly of accelerated depreciation, as stipulated by regulations published under the inflationary adjustments law, and the right to claim public issuance expenses as a deduction for tax purposes.

          Pursuant to this law, the Company files consolidated tax returns with the said subsidiary.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

     4) Tax rates in Israel applicable to income not derived from approved enterprises

          Income not eligible for the approved enterprise benefits mentioned in
          (1) above is taxed at the regular rate of 36%.

B.   NON-ISRAELI SUBSIDIARIES

     Non-Israeli subsidiaries are taxed according to the tax laws in their country of residence.

C.   CARRYFORWARD TAX LOSSES

     Carryforward tax losses as of December 31, 2003 and 2002, aggregate $ 33 million and $ 22 million, respectively.

     Carryforward tax losses and "real" losses in Israel may be utilized indefinitely.

D.   DEFERRED INCOME TAXES:

     1)   The deferred income taxes are composed as follows:

                                                                      DECEMBER 31
                                                              ------------------------
                                                                  2003        2002
                                                              -----------  -----------
                                                                    IN THOUSANDS
                                                              ------------------------
            Property, plant and equipment                        $13,975      $13,945
            Inventories                                             (907)      (1,242)
            Provisions for employee related obligations           (1,551)      (1,242)
            Other                                                   (321)       1,005
            In respect of carryforward tax losses
               (see c. above)                                    (10,360)      (7,151)
                                                              -----------  -----------
               Total                                                $836       $5,315
                                                              ===========  ===========

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

     2)   Deferred income taxes are presented in the balance sheets among:

                                                         DECEMBER 31
                                                 ---------------------------
                                                    2003             2002
                                                 ------------   ------------
                                                        IN THOUSANDS
                                                 ---------------------------

              Current asset                          $(5,464)       $(8,311)
              Long-term asset                                          (745)
              Long term liability                      6,300         14,371
                                                 ------------   ------------
                                                        $836         $5,315
                                                 ============   ============

E.   INCOME BEFORE INCOME TAXES IS COMPOSED AS FOLLOWS:

                                                    YEAR ENDED DECEMBER 31
                                             ----------------------------------
                                                 2003        2002        2001
                                             ----------  ----------  ----------
                                                        IN THOUSANDS
                                             ----------------------------------

              The Company and its Israeli
                 Subsidiaries                  $(4,832)    $(8,658)    $(1,446)
              Non-Israeli subsidiaries          36,263      31,930      19,365
                                             ----------  ----------  ----------
                                               $31,431     $23,272     $17,919
                                             ==========  ==========  ==========

F.   TAXES ON INCOME INCLUDED IN THE STATEMENTS OF INCOME:

                                                    YEAR ENDED DECEMBER 31
                                             ----------------------------------
                                                 2003        2002        2001
                                             ----------  ----------  ----------
                                                        IN THOUSANDS
                                             ----------------------------------
           Current:
              Israeli                             $746        $353        $191
              Non-Israeli                       10,292       4,963       4,015
                                             ----------  ----------  ----------
                                                11,038       5,316       4,206
                                             ----------  ----------  ----------
           Deferred:
              Israeli                          $(4,075)    $(1,796)       $881
              Non-Israeli                          520       2,236         749
                                             ----------  ----------  ----------
                                                (3,555)        440       1,630
                                             ----------  ----------  ----------
           For previous years :
              Israeli                            $(30)      $(112)         $69
              Non-Israeli                        (113)         135         (29)
                                             ----------  ----------  ----------
                                                 (143)          23          40
                                             ----------  ----------  ----------
                                                $7,340      $5,779      $5,876
                                             ==========  ==========  ==========

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

G. Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to income of companies in Israel (36%) and the actual tax expense:

                                                                     YEAR ENDED DECEMBER 31
                                                              ----------------------------------
                                                                  2003        2002        2001
                                                              ----------  ----------  ----------
                                                                         IN THOUSANDS
                                                              ----------------------------------
  Income before taxes on income, as reported in
    the consolidated statements of income                        $31,431    $23,272     $17,919
                                                              ==========  ==========  ==========
  Theoretical tax expense                                        $11,315     $8,378      $6,450
  Additional tax expenses arising from reduced tax
    rate on losses from an approved enterprise                       380        958          68
  Decrease in tax arising from different tax rate
    applicable to non-Israeli subsidiaries                        (2,834)    (3,886)     (2,029)
                                                              ----------  ----------  ----------
                                                                   8,861      5,450       4,489
  Increase in taxes resulting from recomputation the
    deferred taxes due to the change in the basis of
    adjustment - from the changes in the Israeli CPI
    to the  changes in exchange rate of the dollar,
    see a(2) above.                                                                       2,126
  Increase (decrease) in taxes resulting from
    permanent differences:
    Disallowable deductions                                           36         22         432
    Sundry - net                                                  (1,557)       307      (1,171)
                                                              ----------  ----------  ----------
  Taxes on income - in the consolidated statements
    of income                                                     $7,340     $5,779      $5,876
                                                              ==========  ==========  ==========

H.   TAX ASSESSMENTS

     Tax assessments for the Company and most of its subsidiaries are final through the tax year 1999.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

A.   AS FOLLOWS:

                                                           DECEMBER 31, 2003
                                                  ------------------------------------
                                                                           OTHER NON-
                                                    ISRAELI     POUND        DOLLAR
                                                   CURRENCY    STERLING    CURRENCIES
                                                  ----------  ----------  ------------
                                                             IN THOUSANDS
ASSETS :
    Current assets                                  $16,120     $23,733      $10,982
                                                   =========   =========    =========
    Long-term receivables (including
       current maturities)                             $419
                                                   =========
Liabilities:
    Current liabilities                             $32,727     $15,226      $18,961
                                                   =========   =========    =========
    Long-term liabilities - long-term loan
       (including current maturities)                                         $5,191
                                                                            =========

     The above balances do not include Israeli currency balances linked to the dollar. The Company establishes the currency of the short-term bank credit with the purpose of minimizing currency exposure of monetary assets.

B.   DATA REGARDING CHANGES IN EXCHANGE RATES AND THE ISRAELI CPI:

                                                              YEAR ENDED DECEMBER 31
                                                        --------------------------------
                                                           2003       2002        2001
                                                        ---------  ----------  ---------
Increase (decrease) in the exchange
    rate of Israeli currency in relation to:
    The dollar                                            (7.6%)       7.3%        9.3%
    The pound sterling                                     2.8%       19.3%        6.1%
Rate of (decrease) increase in the Israeli CPI            (1.9%)       6.5%        1.4%

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

     BALANCE SHEETS:

                                                                         DECEMBER 31
                                                                   -----------------------
                                                                      2003         2002
                                                                   ----------   ----------
                                                                        IN THOUSANDS
                                                                   -----------------------
     A.  ACCOUNTS RECEIVABLE:
         1) Trade:
            Outside Israel                                           $73,728      $85,315
            In Israel                                                 11,995       10,286
                                                                   ----------   ----------
                                                                     $85,723      $95,601
                                                                   ==========   ==========
            Allowance for doubtful accounts:
                Opening balance                                       $1,131       $3,671
                K-mart
                Hamashbir                                                             859
                Other                                                                  95
            Decrease due to bad debts
                K-mart                                                             (3,494)
                Other                                                   (123)
            Increase due to an acquisition of a new subsidiary            30
                                                                   ----------   ----------
            Closing balance                                           $1,038       $1,131
                                                                   ==========   ==========
            Principal customers (see note 1n and 16b):
                Customer 1                                           $18,890      $18,916
                                                                   ==========   ==========
                Customer 2                                           $16,500      $14,601
                                                                   ==========   ==========
                Customer 3                                           $15,907      $14,754
                                                                   ==========   ==========
         2) Other:
            Investment grant receivable                                 $576         $900
            Government departments - mainly
                value added tax refundable                             4,500        3,125
            Prepaid expenses                                           2,046        1,539
            Deposits                                                     663          521
            Income receivable                                             96          353
            Employees                                                    512          553
            Receivables from subcontractors                            1,157         1,221
            Sundry                                                     1,112        1,102
                                                                   ----------   ----------
                                                                     $10,662       $9,314
                                                                   ==========   ==========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                            DECEMBER 31
                                                     ------------------------
                                                        2003           2002
                                                     ----------    ----------
                                                            IN THOUSANDS
                                                     ------------------------
B.   INVENTORIES:
        Finished products                              $94,338       $86,306
        Products in process                             21,380        21,305
        Raw materials and supplies                      19,918        20,274
        Packaging and maintenance materials              7,348         5,478
                                                     ----------    ----------
                                                      $142,984      $133,363
                                                     ==========    ==========

C.   SHORT-TERM BANK CREDIT

     The weighted average interest rate of short-term bank credit as of December 31, 2003 is 1.9%. A subsidiary is a party to a credit agreement, which was amended, as of June 14, 2003, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. The credit agreement provides for up to $ 60 million in short term credit.

     Unutilized short-term credit lines of the Group as of December 31, 2003 and 2002 aggregated to $ 54.6 million and $ 56 million, respectively.

                                                            DECEMBER 31
                                                     ------------------------
                                                        2003           2002
                                                     ----------    ----------
                                                            IN THOUSANDS
                                                     ------------------------
D.   ACCOUNTS PAYABLE AND ACCRUALS - OTHER:
        Employees and employee institutions            $10,339        $6,474
        Provision for vacation and recreation pay        4,463         4,359
        Income tax payable                               1,612           525
        Accrued expenses                                12,442        11,185
        Accrued expenses - restructuring costs           6,163
        In respect of shares purchase, see note 2c       6,700         2,003
        In respect of derivatives, see note 14b          2,657           718
        Other                                            3,766         1,095
                                                     ----------    ----------
                                                       $48,142       $26,359
                                                     ==========    ==========

STATEMENTS OF INCOME:

                                                 2003       2002        2001
                                              ---------  ----------  ---------
                                                       IN THOUSANDS
                                              --------------------------------

E.   NET REVENUES - classified by type:

      Revenues from textile products          $580,130    $567,298    $555,655
      Revenues from hotel services*                                      3,108
                                              ---------  ----------  ---------
                                              $580,130    $567,298    $558,763
                                              =========  ==========  =========

                                 * See note 3b.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                 2003       2002        2001
                                              ---------  ----------  ---------
                                                       IN THOUSANDS
                                              --------------------------------

F.   COST OF REVENUES - CLASSIFIED BY TYPE:
      Cost of textile products                $466,378    $456,738    $452,948
      Cost of hotel services*                                            2,778
                                              ---------  ----------  ---------
                                              $466,378    $456,738    $455,726
                                              =========  ==========  =========

                                 * See note 3b

G.   RESTRUCTURING EXPENSES

     During 2003, 2002 and 2001, the Group ceased the operations of some of its facilities under three different restructuring plans. As a result, the Group's workforce was reduced by approximately 219, 899 and 257 employees, respectively. The Group's restructuring expenses in 2003, 2002 and 2001 - $ 1,007 thousands, $1,065 thousands and $900 thousands, respectively, consist of approximately - $813 thousands, $651 thousands and $806 thousands, respectively, employees' severance and related costs and $194 thousands, $ 414 thousands and $ 94 thousands in respect of impairment of assets, respectively.

H.   FINANCIAL EXPENSES - NET:

                                                 2003       2002        2001
                                              ---------  ----------  ---------
                                                       IN THOUSANDS
                                              --------------------------------

Interest expenses                                $4,749     $4,286      $7,171
Interest income                                    (281)       (92)        (13)
Exchange differences and other - net                557        939      (2,326)
loss (gain) from derivatives instruments            612        323         (81)
                                              ---------  ----------  ---------
                                                 $5,637     $5,456      $4,751
                                              =========  ==========  =========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

I.   EARNINGS PER SHARE

     Following is data relating to the weighted average number of shares used in the computation of diluted earnings per share:

                                                              2003       2002        2001
                                                           ---------  ----------  ---------
                                                                    IN THOUSANDS
                                                           --------------------------------
        Weighted average number of
            shares used in the computation of
            basic earnings per share                          18,313      18,914     19,175
        Add:
            Net additional shares from the anticipated
                exercise of stock options                        450          13         24
                                                           ---------  ----------  ---------
        Weighted average number of
            shares used in the computation of
            diluted earnings per share                        18,763      18,927     19,199
                                                           =========  ==========  =========

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

A.   GENERAL

     The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the dollar. Derivative financial instruments ("derivatives") are utilized by the Group to reduce these risks, as explained in this note. As the counter parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote. The Company does not hold or issue derivative financial instruments for trading purposes.

B.   FOREIGN EXCHANGE RISK MANAGEMENT

     The Company enters into most foreign currency derivatives - forward exchange contracts - in order to protect itself from the risk that the eventual non-dollar net cash flows resulting from sales of products and from salaries, wages and related expenses, will be affected by changes in exchange rates. The term of most of these contracts is less than one year.

     These transactions are mainly for the exchange of pounds sterling, Euro and NIS into dollars.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

     For forward exchange contracts designated as cash flow hedges, gains and losses are recorded in other comprehensive income (loss) until the foreign currency denominated sales, salaries, wages and related expenses transactions are recognized in earnings.

     The following table summarizes changes in other comprehensive income (loss) related to derivatives that are classified as cash flow hedges held by the Company during the period from January 1, 2001 (the date of adoption of FAS
     133) through December 31, 2003:

                                                              2003       2002        2001
                                                           ---------  ----------  ---------
                                                                    IN THOUSANDS
                                                           --------------------------------
        Balance at beginning of year                           $(583)      $225
        Changes in fair value of derivatives - loss           (2,905)    (2,114)      (215)
        Reclassification into earnings from other
             comprehensive income (loss)                       1,297        943        541
        Net of tax effect                                        474        363       (101)
                                                           ---------  ----------  ---------
        Balance at end of year                               $(1,717)     $(583)      $225
                                                           =========  ==========  =========

     Hedge ineffectiveness had impact on earnings for 2003 of $ 0.5 million loss and had no material impact on earnings for the years ended December 31, 2002 and 2001. No cash flow hedges were discontinued during the years ended December 31, 2003 and 2002. The Company estimates that net derivative losses (before tax) of approximately $2,450 thousands included in accumulated other comprehensive income at December 31, 2003 will be reclassified into earnings during the next six months.

     As of December 31, 2003, the Company had entered into hedging transactions for the exchange of $ 30 million into pounds sterling at an average rate of $ 1.64 per pound sterling. These transactions will be released into earnings during 2004.

C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Group consist mainly of non-derivative assets and liabilities (items included in working capital, long-term receivables - in insignificant amounts - and long-term liabilities); the Group also has derivatives.

     In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates, or are in immaterial amounts. The fair values derivatives as of December 31, 2003 and 2002 are $ 2,657 thousands and $ 718 thousands, respectively.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - "RELATED PARTIES" - TRANSACTIONS AND BALANCES:

     A.   TRANSACTIONS WITH RELATED PARTIES:

                                                            YEAR ENDED DECEMBER 31
                                                       --------------------------------
                                                          2003       2002        2001
                                                       ---------  ----------  ---------
                                                                IN THOUSANDS
                                                       --------------------------------
             Net revenues from textile products           $2,433     $4,922     $10,305
                                                       =========  ==========  =========
             Purchases and other expenses                   $249       $410        $416
                                                       =========  ==========  =========

     The above transactions were made with one of the Company's shareholders in the ordinary course of business, at prices agreed upon in negotiations between the parties, taking into account the volume of orders, at customary supplier credit terms.

     As to options granted to the Company's CEO, see note 10b.

     B.   RELATED PARTIES BALANCES:

                                                              DECEMBER 31
                                                         --------------------
                                                            2003       2002
                                                         ---------  ---------
                                                              IN THOUSANDS
                                                         --------------------

         Current receivables - presented in the balance
            sheets among "accounts receivable - trade"       $251      $1,124
                                                         =========  =========
         Current liabilities - presented under "accounts
            payable and accruals"                             $28        $106
                                                         =========  =========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SEGMENT INFORMATION :

     A.   INFORMATION ON OPERATING SEGMENTS:

          OPERATING SEGMENTS:

          1)   General:

               As of 2002, the Company conducts its worldwide operations in four operating segments as follows:

               -U.S mass market, U.S upper market and Europe- these segments are engaged in manufacturing and marketing of intimate apparel to various customers in the U.S and European markets.
               -Socks- the segment is engaged in manufacturing and marketing of socks to various customers in the U.S and European markets.

               Other operations include wholesale and retail operations in the Israeli market and the textile infrastructure operations which comprised manufacturing of fabric, elastic tapes and seam free products.

               Segments information for the year 2001 is not provided since it is impracticable to do so due to the fact that during 2002, the Company's management decided to make changes to the structure of the internal divisions' in order to enhance customer relationships and to improve the services provided to various customers at both a qualitative and procedural level.

          2) Information on revenues, profit (losses) and assets of the reportable operating segments:

               a) Measurement of revenues, profit (losses) and assets of the operating segments:

               The measurement of revenues, profit (losses) and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements, except for:

          1) The effect of hedging transactions that were excluded from segment data.

          2) The Company fully consolidates the operating results of certain subsidiary in its consolidated financial statements, while for operating segment data the Company includes only its share (approximately 50.1%) in the operating profits of this subsidiary as part of the US Upper market segment.

               Segment profits (losses) reflect the income (loss) from operations of the segment and do not include financial expenses, other income, income tax expenses, share in profits (losses) of associated companies and minority interest, since those items are not allocated to the segments. Sale price of intersegment revenue is based on negotiation between the segments and when applicable upon market price.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SEGMENT INFORMATION (continued):

b)   Financial data relating to reportable operating segments:


                                      US MASS     US UPPER
                                       MARKET      MARKET       EUROPE       SOCKS      OTHER     ADJUSTMENTS     TOTAL
                                     ----------  ----------  ------------  ---------  ---------  ------------- -----------
                                                                      (U.S. $ IN THOUSANDS)
                                     -------------------------------------------------------------------------------------
Year ended December 31, 2003:
     Net revenues:
       To unaffiliated customers       $218,959     $57,927     $176,827     $91,044    $36,673   $(1,300) (1)   $580,130
       Intersegment                                   8,587          563         759     32,726       (42,635)     - ;-
                                     ----------  ----------  ------------  ---------  ---------  ------------- -----------
     Total net revenues                $218,959     $66,514     $177,390     $91,803    $69,399      $(43,935)   $580,130
                                     ==========  ==========  ============  =========  =========  ============= ===========
     Operating income (loss)            $24,780    $(1,694)   $4,453 (4)      $9,322   $(5,081)     $5,036 (2)    $36,816
                                     ==========  ==========  ============  =========  =========  ============= ===========
     Assets (at end of year)           $137,548     $33,486     $109,035     $76,003    $60,797    $34,015 (3)   $450,884
                                     ==========  ==========  ============  =========  =========  ============= ===========
     Depreciation and amortization       $1,477      $2,000       $4,359      $2,464     $3,589           $641    $14,530
                                     ==========  ==========  ============  =========  =========  ============= ===========

(1)  Results of hedge transactions
(2) Including mainly capital gain in an amount of $ 3,645 thousands, the effect of hedge transactions in an amount of $ 1,300 thousands and $600 thousands which represents the minority share in the operating profits of certain subsidiary - included in the US Upper market - which is partly consolidated for segment purposes and fully consolidated in the consolidated financial statements.
(3)  Includes general corporate assets not assignable to segments.
(4)  Includes restructuring costs in the amount of $ 1,007 thousands in Europe.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SEGMENT INFORMATION (continued):


                                      US MASS     US UPPER
                                       MARKET      MARKET       EUROPE       SOCKS      OTHER     ADJUSTMENTS     TOTAL
                                     ----------  ----------  ------------  ---------  ---------  ------------- -----------
                                                                      (U.S. $ IN THOUSANDS)
                                     -------------------------------------------------------------------------------------
Year ended December 31, 2002:
     Net revenues:
       To unaffiliated customers       $202,024     $78,875     $170,265     $83,601    $33,493      $(960)(1)   $567,298
       Intersegment                                   5,900          706       1,651     42,823       (51,080)      - ;-
                                     ----------  ----------  ------------  ---------  ---------  ------------- -----------
     Total net revenues                $202,024     $84,775     $170,971     $85,252    $76,316      $(52,040)   $567,298
                                     ==========  ==========  ============  =========  =========  ============= ===========
     Operating income (loss) (3)        $14,575     $(1,625)     $10,205      $8,145    $(5,092)     $1,560(4)    $27,768
                                     ==========  ==========  ============  =========  =========  ============= ===========
     Assets (at end of year)           $143,443     $45,763     $105,402     $52,579    $58,009    $35,862 (2)   $441,058
                                     ==========  ==========  ============  =========  =========  ============= ===========
     Depreciation and amortization       $1,215      $1,890       $3,942      $2,718     $3,514           $803    $14,082
                                     ==========  ==========  ============  =========  =========  ============= ===========

(1)  Results of hedge transactions
(2)  Includes general corporate assets not assignable to segments.
(3) Includes restructuring costs in the amount of $ 673 thousands in Europe and $ 392 thousands in US Mass Market.
(4) Including mainly the effect of hedge transactions in an amount of $ 960 thousands and $ 1,025 thousands which represents the minority share in the operating profits of certain subsidiary - included in the US Upper market - which is partly consolidated for segment purposes and fully consolidated in the consolidated financial statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SEGMENT INFORMATION (continued):

     B.   GEOGRAPHICAL INFORMATION:

                                                           YEAR ENDED DECEMBER 31
                                                    ------------------------------------
                                                        2003        2002         2001
                                                    -----------  ----------  -----------
                                                                IN THOUSANDS
                                                    ------------------------------------
1)   Revenues from textile products (attributed to
     geographic area based on the location of the
     customers):
     North America                                    $300,708    $303,103     $310,664
     United Kingdom                                    187,885     181,302      156,768
     Europe (other than U.K.)                           48,766      44,409       45,868
     Israel                                             42,771      38,484       42,355
                                                    -----------  ----------  -----------
                                                      $580,130    $567,298     $555,655
                                                    ===========  ==========  ===========

2) The net balance of the Company's long lived assets, by geographic location, are as follows:

                                                                DECEMBER 31
                                                    ------------------------------------
                                                        2003        2002         2001
                                                    -----------  ----------  -----------
                                                                IN THOUSANDS
                                                    ------------------------------------
     Israel                                            $60,108     $64,998      $68,439
     Egypt                                              22,218      20,940       19,143
     Eastern Europe                                     11,719       6,803
     Jordan                                              9,666      10,510       11,435
     United States                                       8,369       7,284        5,482
     Ireland                                             5,450
     United Kingdom                                      4,429       7,740        8,712
     Other                                               2,918       3,326        4,186
                                                    -----------  ----------  -----------
                                                      $124,877    $121,601     $117,397
                                                    ===========  ==========  ===========

                                                           YEAR ENDED DECEMBER 31
                                                    ------------------------------------
                                                        2003        2002         2001
                                                    -----------  ----------  -----------
                                                                IN THOUSANDS
                                                    ------------------------------------
3)   Revenues from principal customers:
     Customer 1                                       $179,120    $174,195     $153,330
                                                    ===========  ==========  ===========
     Customer 2                                        $86,829    $ 65,317
                                                    ===========  ==========
     Customer 3                                        $82,472    $76,910       $64,332
                                                    ===========  ==========  ===========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)

                                   SCHEDULE I

                         Allowance for doubtful accounts

                                                                DECEMBER 31
                                                    ------------------------------------
                                                        2003        2002         2001
                                                    -----------  ----------  -----------
                                                                IN THOUSANDS
                                                    ------------------------------------
       Allowance for doubtful accounts:
           Opening balance                             $ 1,131     $ 3,671      $   923
           K-mart                                                                 3,494
           Hamashbir                                                   859
           Other                                                        95
       Decrease due to bad debts
           K-mart                                                   (3,494)        (746)
           Other                                          (123)
Increase due to an acquisition of a new subsidiary          30
                                                    -----------  ----------  -----------
       Closing balance                                 $ 1,038     $ 1,131      $ 3,671
                                                    ===========  ==========  ===========

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF DELTA TEXTILES (LONDON) LIMITED

We have audited the balance sheets of Delta Textiles (London) Limited ("the Company") as at 31 December 2003 and 31 December 2002 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended 31 December 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2003 and 31 December 2002 and the results of its operations, changes in its shareholders' equity and its cash flows for each of the three years in the period ended 31 December 2003, in conformity with generally accepted accounting principles in the United Kingdom. In addition they present fairly, in all material respects, the financial position of the Company as at 31 December 2003 and 31 December 2002 and the results of its operations for each of the three years in the period ended 31 December 2002 and the generally accepted accounting principles in the United States of America.



BAKER TILLY

Registered Auditor
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

10 May 2004

ERNST & YOUNG    ALLIED FOR ACCOUNTING & AUDITING      Phone: +20 2 336 2000
                 37 El Ahrar Street, Mobica Tower      Fax: +20 2 760 0818
                 P.O. Box 97 Dokki, Giza-Egypt         CAIRO.OFFICE@EG.EY.COM
                                                       www.ey.com/eyme


To the shareholders of
DELTA TEXTILE EGYPT (S.A.E.)


We have audited the balance sheets of DELTA TEXTILE EGYPT (S.A.E.) as of December 31, 2003 and 2002 and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles ("GAAP") in the United States.



EMAD H. RAGHEB
FFSAA - FEST
(RAA - 3678)

CAIRO MAY 10, 2004

ERNST & YOUNG    ALLIED FOR ACCOUNTING & AUDITING      Phone: +20 2 336 2000
                 37 El Ahrar Street, Mobica Tower      Fax: +20 2 760 0818
                 P.O. Box 97 Dokki, Giza-Egypt         CAIRO.OFFICE@EG.EY.COM
                                                       www.ey.com/eyme


To the shareholders of
DELTA SOURCING EGYPT (L.L.C)


We have audited the balance sheets of DELTA SOURCING EGYPT (L.L.C) as of December 31, 2003 and 2002 and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles ("GAAP") in the United States.



EMAD H. RAGHEB
FFSAA - FEST
(RAA - 3678)

CAIRO MAY 10, 2004