Form 20-F
period 2004-12-31
DELTA GALIL INDUSTRIES LTD
filed 2005-06-27
CIK 1081022

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2005

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

     AS OF DECEMBER 31, 2004 THE REGISTRANT HAD 19,947,849 ORDINARY SHARES OUTSTANDING (INCLUDING 1,206,802 ORDINARY SHARES OWNED BY THE REGISTRANT AND 45,882 ORDINARY SHARES HELD BY A TRUSTEE IN CONNECTION WITH THE REGISTRANT'S STOCK OPTION PLANS).

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes  X               No
                                -----               -----

     Indicate by check mark which financial statement item the Registrant elected to follow:

                         Item 17             Item 18  X
                                -----               -----

================================================================================


                                     TABLE OF CONTENTS
                                                                                      PAGE
Introduction  ..................................................................       3

Item 1        Identity of Directors, Senior Management and Advisers  ...........       4

Item 2        Offer Statistics and Expected Timetable ..........................       4

Item 3        Key Information ..................................................       4

Item 4        Information on the Company .......................................      11

Item 5        Operating and Financial Review and Prospects .....................      25

Item 6        Directors, Senior Management and Employees .......................      38

Item 7        Major Shareholders and Related Party Transactions ................      46

Item 8        Financial Information ............................................      48

Item 9        The Offer and Listing ............................................      49

Item 10       Additional Information ...........................................      50

Item 11       Quantitative and Qualitative Disclosures About Market Risk .......      60

Item 12       Description of Securities Other Than Equity Securities ...........      61

Item 13       Defaults, Dividend Arrearages and Delinquencies ..................      61

Item 14       Material Modifications to the Rights of Security
                 Holders and Use of Proceeds....................................      61

Item 15       Controls and Procedures ..........................................      61

Item 16       Audit Committee Financial Expert; Code of Ethics; Audit Fees .....      61

Item 17       Financial Statements .............................................      62

Item 18       Financial Statements .............................................      62

Item 19       Exhibits .........................................................      63


                                           -2-

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

        Our financial statements included in this annual report are prepared in accordance with U.S. GAAP, and the accompanying discussion of the results of our operations is based on our results under U.S. GAAP. See "Item 18. Financial Statements" and "Item 5. Operating and Financial Review and Prospects -- Operating Results".

        Delta Galil had 19,947,849 ordinary shares outstanding as of June 20, 2005. Percentages of outstanding shares used herein are based on 18,695,165 ordinary shares outstanding as of June 20, 2005, which excludes 1,206,802 ordinary shares held by Delta Galil, and 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

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

                                                        YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------
                                   2000          2001          2002          2003          2004
                               ------------  ------------  ------------  ------------  ------------
                                              ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net revenues..................   $  434,404    $  558,763    $  567,298    $  580,130    $  654,269
Cost of revenues..............      338,498       453,036       454,238       463,863       533,036
                               ------------  ------------  ------------  ------------  ------------
Gross profit..................       95,906       105,727       113,060       116,267       121,233

Selling, marketing, general
administrative
expenses, goodwill
amortization..................       60,631        82,067        84,135        82,089        98,646
Restructuring expenses........        1,810           900         1,065         1,007         1,100
Gain (loss) on sale of assets
and subsidiary shares ........         (117)         (553)          (92)        3,645           922
                               ------------  ------------  ------------  ------------  ------------
Operating income..............       33,348        22,207        27,768        36,816        22,409
Financial expenses - net......        6,608         4,751         5,456         5,637         6,231
Other income - net............          975           463           960           252           958
                               ------------  ------------  ------------  ------------  ------------

Income before taxes on income.       27,715        17,919        23,272        31,431        17,136
Taxes on income...............        5,511         5,876         5,779         7,340         2,846
                               ------------  ------------  ------------  ------------  ------------
Income after taxes on income..       22,204        12,043        17,493        24,091        14,290

Share in profits (losses) of
associated companies - net....          340           110           158          (300          (237)
Minority interests - net......         (563)         (729)       (1,025)         (439        (1,368)
                               ------------  ------------  ------------  ------------  ------------
Net income....................   $   21,981    $   11,424    $   16,626    $   23,352    $   12,685
                               ============  ============  ============  ============  ============

EPS
Basic.........................   $     1.23    $     0.60    $     0.88    $     1.28    $     0.69
                               ============  ============  ============  ============  ============
Diluted.......................   $     1.22    $     0.60    $     0.88    $     1.24    $     0.67
                               ============  ============  ============  ============  ============
Weighted average number of
shares used in
  computation(1)..............
    Basic.....................       17,771        19,175        18,914        18,313        18,478
    Diluted...................       17,996        19,199        18,927        18,763        18,834

Cash dividend per ordinary
shares (2)....................   $     0.37    $     0.30    $     0.37    $     0.52    $     0.45

---------------------------
(1) See note 13g of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report for a discussion of the shares used to compute net income per share for the years ended December 31, 2002, 2003 and 2004.
(2) Until 2001, dividends were declared and paid in NIS and such amounts have been translated into U.S. dollars here as a convenience. Beginning in 2002, dividends, if any, are declared and paid in dollars.

                                                        YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------
                                   2000          2001          2002          2003          2004
                               ------------  ------------  ------------  ------------  ------------
                                                         ($ IN THOUSANDS)

BALANCE SHEET DATA:
Cash and cash equivalents.....   $    8,633    $   12,762    $   14,491    $   17,699    $   22,150
Working capital(1)............       68,079        74,020        67,945        56,612       127,382
Total assets(1)...............      371,044       424,965       441,058       450,884       534,497
Shareholders' equity..........      185,447       198,189       197,829       212,334       221,081
Amount of Share Capital.......       21,679        21,792        21,792        21,830        21,840

(1) The increase in the working capital and in total assets as of December 31, 2004 versus previous years is attributed to the acquisition of Burlen in December 2004, and to Delta Galil's decision to increase its long-term loans and decrease short-term loans.


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

RECENT CHANGES IN WORLD TRADE ORGANIZATION QUOTAS COULD PUT PRESSURE ON APPAREL PRICES.

        Effective January 1, 2005, the World Trade Organization's 148 member nations lifted all quotas on apparel and textiles. As a result, all textiles and textile apparel manufactured in a member nation will no longer be subject to quota restrictions. This will allow retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. As a result, prices of textiles and apparel, including our products, have faced downward pressure and may continue to decline. If prices decline faster than we are able to cut costs, our business and results of operations could be affected adversely.

MOST OF DELTA GALIL'S SALES ARE TO A FEW SIGNIFICANT CUSTOMERS. ANY REDUCTION OF PURCHASES BY ANY SIGNIFICANT CUSTOMER COULD MATERIALLY ADVERSELY AFFECT DELTA GALIL'S REVENUES.

        A majority of Delta Galil's revenues is from sales to three customers. In 2004, 28.9% of Delta Galil's revenues were from sales to Marks & Spencer, Delta Galil's largest customer. Sales to Wal-Mart reached 13.2% of revenues and sales to Target reached 10.7% of revenues. Delta Galil expects Wal-Mart to be its largest customer in 2005, as a result of the December 2004 acquisition of Burlen Corporation. Delta Galil's contracts with its customers, including Marks & Spencer and Wal-Mart, are short-term and do not contain minimum purchase requirements. It is possible that, in the future, Delta Galil's customers will not purchase Delta Galil's products in the same volumes or on the same terms as in the past. Any reduction of purchases by Marks & Spencer, Wal-Mart or other key customers could adversely affect Delta Galil.

DELTA GALIL HAS BENEFITED FROM ITS SHIFT OF LABOR-INTENSIVE PRODUCTION TO LOWER LABOR COST COUNTRIES. A RISE IN WAGE LEVELS IN THOSE COUNTRIES COULD ADVERSELY AFFECT DELTA GALIL'S FINANCIAL RESULTS.

        Delta Galil owns production facilities and outsources production in countries that have low labor costs. In 2004, Delta Galil produced goods in Jordan, Egypt, Turkey, Honduras, Eastern Europe and the Far East that accounted for approximately 82% of Delta Galil's revenues. Historically, Delta Galil's operating results have benefited from this shift of labor-intensive production to lower labor cost countries, and Delta Galil intends to increase its production in low labor cost countries. Delta Galil's financial results could be harmed if wage levels increased dramatically in the countries in which Delta Galil produces. In addition, there can be no assurance that we will be able to shift additional production to lower labor cost countries.

A DETERIORATION IN ISRAEL'S RELATIONSHIP WITH NEIGHBORING COUNTRIES IN WHICH DELTA GALIL HAS PRODUCTION FACILITIES COULD INTERRUPT DELTA GALIL'S PRODUCTION AND HARM ITS FINANCIAL RESULTS.

        Products produced in Egypt, Jordan and Turkey account for 38% of our 2004 revenues. Delta Galil's operations in these countries depend largely on their relationship with the State of Israel. In the past, there have been hostilities between Israel and Jordan and Egypt. In addition, since October 2000, there has been an increase in hostilities between Israel and the Palestinians. As a result, several Arab states reduced the level of relations with the State of Israel, principally regarding economic and commercial activities. A deterioration in Israel's relations with Jordan or Egypt could interrupt Delta Galil's foreign production operations and would adversely affect Delta Galil.

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

DELTA GALIL'S INTERNATIONAL OPERATIONS EXPOSE IT TO THE RISK OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD HARM ITS OPERATING RESULTS.

        Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2004, Delta Galil derived 30% of its revenues from customers in pound sterling, 8% in NIS, and 9% in euros. More than 10% of Delta Galil's expenses were in NIS in 2004.

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

        In order to limit Delta Galil's exposure to fluctuations in the exchange rate between the dollar and other currencies, Delta Galil from time to time purchases forward contracts for the exchange of foreign currencies into dollars at a fixed rate. Nevertheless, these hedging transactions will not protect Delta Galil if the decline in those currencies against the dollar continues for longer than the term of the forward contracts. See Item 11: "Quantitative and Qualitative Disclosure - About Market Risk".

INTEGRATION OF RECENT ACQUISITIONS WITH DELTA GALIL REQUIRES SUBSTANTIAL MANAGERIAL RESOURCES, AND DELTA GALIL MAY BE UNABLE TO ACHIEVE INTEGRATION SUCCESSFULLY.

        In December 2004, Delta Galil acquired Burlen Corporation, and in November 2003 Delta Galil completed the acquisition of Auburn Hosiery Mills and its subsidiaries. We are working towards integration with Delta Galil of the facilities and personnel of these acquired companies. The integration diverts substantial attention of our senior management team from Delta Galil's daily operations, places significant pressure on our staff and other resources and poses financial, operational and legal risks. The integration may be impeded by general economic conditions, failure to integrate financial and operating systems, adverse response of competitors or clients, or regulatory developments. Furthermore, the acquired companies are located in North America and Ireland, where we have limited operating experience. Any failure to complete the integration successfully could adversely affect Delta Galil.

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

DOV LAUTMAN AND SARA LEE OWN ALMOST 50% OF DELTA GALIL'S OUTSTANDING SHARES, AND TOGETHER CAN CONTROL DELTA GALIL'S MANAGEMENT.

        Mr. Dov Lautman, the Chairman of the Board of Directors of Delta Galil, beneficially owns 4,644,993 ordinary shares, representing approximately 24.8% of the ordinary shares outstanding. Sara Lee beneficially owns 4,256,537 ordinary shares, representing 22.8% of the ordinary shares outstanding. Mr. Lautman and the companies that he controls have a shareholders' agreement with Sara Lee that requires each party to vote the shares it beneficially owns to elect directors designated by Sara Lee to compose 30% of the board of directors, other than independent directors, and to elect Mr. Lautman's designees for the remainder of the board, other than independent directors. In addition, the agreement provides that the appointment of a new Chief Executive Officer requires the consent of Sara Lee. Mr. Lautman and Sara Lee have also given one another the first opportunity to buy any shares the other party wishes to sell. Mr. Lautman and Sara Lee together have the power to elect all of the directors other than independent directors, appoint management and, in practice, approve actions requiring the approval of a majority of Delta Galil's shareholders.

SARA LEE COULD USE ITS OWNERSHIP POSITION TO INFLUENCE DELTA GALIL'S OPERATIONS TO BENEFIT SARA LEE.

        Approximately 0.2% of Delta Galil's 2004 revenues were derived from sales to affiliates of Sara Lee. Delta Galil is under no obligation to sell any products to Sara Lee. However, Sara Lee may attempt to use its ownership position to influence Delta Galil's operations. Israeli law requires special approvals for extraordinary transactions with a controlling shareholder, such as Sara Lee, and for transactions in which a director is deemed to have a personal interest. In the event that a director of Delta Galil also serves as the chief executive or as a director of an affiliate of Sara Lee, that Delta Galil director would be deemed to have a personal interest in transactions between that Sara Lee affiliate and Delta Galil, and such transactions would be subject, under Israeli law, to special approvals. However, if no Delta Galil director is a director or chief executive of the other party, transactions, other than extraordinary transactions, between Delta Galil and Sara Lee or its affiliates would not require special approvals.

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

DELTA GALIL BENEFITS FROM ISRAELI GOVERNMENT PROGRAMS THAT COULD BE REDUCED OR ELIMINATED, INCREASING DELTA GALIL'S COSTS.

        Many of Delta Galil's existing production facilities in Israel are entitled to Israeli government grants and tax benefits. Delta Galil received grants totaling $1.6 million in 2002, $1.1 million in 2003 and $1.1 million in 2004 under these programs. The government of Israel has gradually reduced the investment grants available from 38% of eligible capital expenditures in 1996 to 24% of eligible capital expenditures in 1998 and thereafter. This lower grant rate applies to any applications for grants made in 1998 or thereafter. There can be no assurance that the Israeli government will not further reduce these investment grants. See Item 10: "Additional Information - Israeli Taxation."

        Due to existing losses for tax purposes, Delta Galil has not used any of the tax benefits to which it is entitled under these government programs since 1999, except with respect to accelerated depreciation on real-estate property. The remaining tax benefits may be available for use in future years. See Item 10: "Additional Information - Israeli Taxation."

        The termination or reduction of these Israeli government programs, particularly benefits available to Delta Galil as a result of the "Approved Enterprise" status of its existing facilities, would increase Delta Galil's costs of acquiring machinery and equipment for its production facilities, which could have an adverse effect on Delta Galil.

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

DELTA GALIL BENEFITS FROM PRODUCING IN COUNTRIES THAT HAVE FREE TRADE AGREEMENTS WITH COUNTRIES WHERE ITS CUSTOMERS ARE LOCATED. A LOSS OF THOSE FREE TRADE ADVANTAGES WOULD ELIMINATE AN IMPORTANT COMPETITIVE ADVANTAGE.

        Delta Galil benefits from Israel's status as the only country in the world enjoying free trade agreements with the United States, Canada, the European Union and the European Free Trade Association. The agreements permit Delta Galil to sell its Israeli manufactured products to these trade partners free of customs duties and import quotas. Similar benefits are available to Delta Galil's products manufactured in Egypt, since Egypt has a free trade agreement with the European Union and with the United States. The benefits of the Israel-United States Free Trade Area Agreement also apply to goods processed in an area of Jordan in which Delta Galil produces

YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST DELTA GALIL'S OFFICERS AND MOST OF ITS DIRECTORS.

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

ITEM 4:     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Delta Galil Industries Ltd. was incorporated in Israel in 1975 and operates as a public company with liability limited by shares under the Israeli Companies Law, 1999. Our registered offices are located at 2 Kaufman Street, Tel-Aviv 68012, Israel and our telephone number is (972) 3-519-3636. Delta Galil, with its consolidated subsidiaries, is a global manufacturer and marketer of quality private label ladies' intimate apparel, men's underwear, socks, shirts, babywear, bras, leisurewear and nightwear, knitted fabrics, dyeing, trimmings and elastic ribbons. Delta Galil sells its products to leading retailers, including:

o  Marks & Spencer (U.K.)      o  Victoria's Secret        o  Kmart (U.S.)
                                  (U.S.)
o  Wal-Mart (U.S.)             o  Hema (Holland)           o  Mervyn's (U.S.)
o  Target (U.S.)               o  JC Penney (U.S.)


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

        Delta Galil designs and develops its products primarily in the United States, England and Israel. Most of Delta Galil's products are manufactured in lower labor cost countries, such as Egypt and Turkey as well as countries in the Far East and in Central America.

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

        o EFFECTIVE MANAGEMENT OF MANUFACTURING AND LOGISTICS. Delta Galil maintains an advanced infrastructure of computerized acquisition, production, inventory control, dispatching, shipping and billing functions. These systems have enabled Delta Galil to effectively manage its geographically dispersed operations. As a result, Delta Galil is able to shift labor-intensive production functions to lower labor cost countries while maintaining the high levels of quality and timely delivery standards that its customers require.

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

        o DEVELOP RELATIONSHIPS WITH SELECTED NEW CUSTOMERS. Delta Galil is developing relationships with new customers who require high quality products to sell under their private labels or brands, are capable of ordering in significant volumes, demonstrate substantial growth potential and require Delta Galil's high level of service. Recent customer additions include Puma, Polo, and Levi's (Europe), Ann Taylor and Nicole Miller (North America), Carrefour and Metro.

        o CONTINUOUSLY IMPROVE ITS MANUFACTURING EFFICIENCY. Delta Galil continuously seeks to increase manufacturing efficiencies by (1) moving labor intensive functions to lower cost countries, (2) further automating its operations and (3) introducing new technologies.

        o PURSUE STRATEGIC ACQUISITIONS. In 2000 Delta Galil completed the acquisitions of Dominion Hosiery Mills and Wundies Industries, in 2001 of Inner Secrets. In 2003, Delta Galil acquired Auburn Hosiery Mills and in 2004 Delta acquired Burlen Corporation, as more fully described below. Delta Galil may pursue additional strategic acquisitions of businesses that would complement its product lines and customer relationships.

        o BRANDING. The market positioning of brands is becoming more and more prominent. Behind each such brand there is a message, which brings the consumer, above all, the emotional attachment and the experience of buying. As part of this strengthening trend, Delta, strategically is going in this direction, by licensing leading brands in the market. The latest are Levi's Signature, for socks, men's and ladies underwear for the European market, and Nicole Miler worldwide. Both completely handled by Delta from the initial processes to finished products and inventory management. Delta Galil is looking for additional license agreements.

RECENT ACQUISITIONS

        ACQUISITION OF BURLEN

        In December 2004, Delta Galil acquired Burlen Corp., a leading private label manufacturer of ladies intimate apparel with sales of $113 million in 2004. Burlen's customers are mass and mid-market retailers. Burlen has been supplying Wal-Mart, its largest customer, for nearly 40 years. Burlen's design, merchandising and marketing teams are located in New York and its logistics, operations and distribution facilities are located in Tifton, Georgia. Burlen manufactures primarily through subcontractors in the Far East and the Caribbean.

        Delta paid Burlen's selling shareholders $48.2 million in cash and $2.2 million in ordinary shares transferred from Delta's treasury shares. In addition, Delta paid $8.2 million of Burlen's bank debt. Delta Galil also accrued $1.0 million in other cost related to the transaction, which will be paid in 2005. Delta is also obligated to pay the selling shareholders additional amounts if Burlen meets specified sales and profitability targets for 2005, 2006, and 2007.

        The Burlen acquisition is a positive step in Delta's strategy to increase its intimate apparel category of the mass market. We believe that there are opportunities for synergies between Burlen's operations and Delta's existing activities, which we expect to strengthen Delta's position in the mass market.

    ACQUISITION OF AUBURN

        In November 2003, Delta Galil acquired, the socks business of Kellwood Company. Operating under the name Auburn Hosiery Mills, the business includes operations in both the United States and Europe.

        Auburn manufactures, markets and sells branded sport socks under exclusive licenses to brand names of Wilson(R) and Converse(R) in the United States and Europe and Coca-Cola(R) in Europe. Auburn sources in the United States, Mexico and Ireland and sells in North America and Europe. Wal-Mart is Auburn's main customer in the United States.

        This acquisition is a favorable addition to Delta's socks business by adding well-known brand names to the existing lines, penetrating into the US mass market in the socks category and increasing Delta's marketing capabilities in the United States and Europe.

        In 2003, Delta paid $10.8 million in cash to Kellwood and recorded liabilities in respect of restructuring costs in the amount of $6.2 million. During 2004 Delta Galil finalized the restructuring plan and actual liabilities in respect of restructuring costs were $1.9 million less than originally anticipated. As a result, goodwill, which was originally estimated at $1.4 million, was reduced to zero, and the value of the property, plant and equipment was reduced by $0.5 million.

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

        As of December 31, 2001 Wundies Industries, which Delta Galil acquired in 2000, and Inner Secrets were merged into a new company, Delta Galil USA Inc.

        As consideration for all of the share capital of Inner Secrets, Delta Galil paid $48.7 million in cash, of which $14.4 million was for retirement of bank and other debt, and $5.9 million in ordinary shares, comprised of 454,020 ordinary shares valued at $13.05 per ordinary share. The goodwill attributed to the purchase of Inner Secrets amounted to approximately $24.3 million. In April 2003 and 2004, Delta Galil USA paid $2.0 million and $6.7 million respectively in accordance with the acquisition agreement, as additional performance payments. These payments were allocated as part of the goodwill.

PRODUCTS

        Delta Galil works closely with its customers to design and manufacture high quality knitwear. Delta Galil produces a variety of products using cotton and man-made fibers. Delta Galil's products are generally sold at all price levels.

        The following table outlines representative products in each of Delta Galil's product categories, key customers/brands and the percentage of total revenues that each product category represented during 2002, 2003 and 2004.

                                                                                           % OF REVENUES
                                                                                        YEAR ENDED DECEMBER 31,
PRODUCT CATEGORY     KEY PRODUCTS            KEY CUSTOMERS/BRANDS                    2002        2003        2004
----------------     ------------            --------------------                    ----        ----        ----

Ladies' Intimate     Fashion and basic       Marks & Spencer    Calvin Klein         59%         61%         54%
Apparel              panties and bras        Wal-Mart           Hema
                     Women's nightwear       Target             Kmart
                     Girl's nightwear        JC Penney
                                             Victoria's Secret

Socks                Men's, women's and      Marks & Spencer    Dim                  15%         16%         23%
                     children's leisure,     Nike               JC Penney
                     dress and sport socks   Wal-Mart           Matalan
                                             Hema               Sears
                                             Tchibo

Men's Underwear      Briefs                  Calvin Klein       Schiesser            11%         10%         13%
                     Boxer shorts            Gap                Target
                     Mini-briefs             Hema               J. Crew
                     Undershirts             Hugo Boss          Polo Ralph Lauren
                     Men's nightwear         Marks & Spencer

Babywear             Fashion and classic     Marks & Spencer                          7%          7%          4%
                     items, focusing on
                     newborns

Leisurewear          T-shirts                Marks & Spencer                          4%          3%          4%
                     Polo shirts
                     Sweatshirts
                     Leisure clothes

Others               Fabrics, elastic                                                 4%          3%          2%
                     tapes and other
                     operations

        o LADIES' INTIMATE APPAREL: Delta Galil's intimate apparel items include both fashion and basic underwear, as well as bras. Delta Galil has introduced machinery to produce seam-free panties, tops and control underwear. Delta Galil has been shifting its product mix to increase its focus on these products. The decrease in this category in 2004 is mainly due to a decrease in sales to US mass-market customers. Sales to this category in 2005 are expected to increase due to the acquisition of Burlen.

        o SOCKS: Delta Galil manufactures men's, women's and children's socks in the leisure, dress and sports categories. Among the varieties of socks that Delta Galil manufactures are socks with popular cartoon and other characters that Delta Galil licenses. The increase in this category in 2004 is mainly due to the consolidation of Auburn.

        o MEN'S UNDERWEAR: Delta Galil manufactures men's fashion and basic underwear for customers that include marketers of fashion brands and department store private labels.

        o BABYWEAR: Babywear includes fashion and classic daywear and sleepsuits in a wide variety of styles and fabrics, with a focus on newborns. Delta Galil products in this category are sold at medium to high retail prices. In the first quarter of 2005 the sales of this category continue to decrease and reached 2% of total sales.

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

    THE NORTH AMERICAN MARKET

        Recognizing the North American market's size and diversification, Delta Galil has targeted this market as its major strategic market for growth and profitability. Through internal growth and a series of acquisitions, Delta Galil has been successful in rapidly increasing its presence in the North American market. Sales to North America grew from $47.3 million (which represented 16% of total sales) in 1998 to $334.8 million (which represented 51% of sales) in 2004. Our five largest customers in North America, Wal-Mart, Target, Victoria's Secret, JC Penney and Calvin Klein, represented approximately 79% of our 2004 sales in North America. We are expecting an increase in sales to this market in 2005 mainly due to the acquisition of Burlen.

    MARKS & SPENCER RELATIONSHIP

        Delta Galil is one of Marks & Spencer's five largest suppliers and has been doing business with Marks & Spencer for more than 20 years. Marks & Spencer sells all of its products under its own brand name and is one of the leading retailers of men's underwear, women's underwear and men's socks in the United Kingdom. Delta Galil sells, on an average basis, approximately, 7.0 million units to the Marks & Spencer distribution center per month. Delta Galil is a diversified supplier to Marks & Spencer, selling to over 15 different departments of the chain. Each department is independently managed, has autonomy in procurement decisions, and establishes its own product standards and supply requirements.

        Delta Galil's sales to Marks & Spencer grew from $1 million in 1981 to $49 million in 1990, to $92 million in 1995 and to $189 million in 2004, representing 29% of Delta Galil's revenues in 2004. In 2004 sales were positively affected by the strengthening of the pound sterling versus the US dollar, which led to an increase of 6% in dollar terms, while in pound sterling sales decreased by 4%, mainly due to a decrease in the children category.

    ISRAELI MARKET

        Delta Galil believes that it is among the market leaders in Israel for men's underwear, ladies' intimate apparel and socks, with $46.5 million of sales in 2004. These sales include products Delta Galil manufactures, as well as goods it imports into Israel or purchases from other Israeli suppliers. Of Delta Galil's sales in Israel, 43% were made through retail department stores and supermarkets, and 57% were made through Delta Galil's Delta Plus factory outlets. As of December 31, 2004 Delta Plus had 81 stores, of which we owned 48 directly and 33 were franchises.

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

MANUFACTURING

    MANUFACTURING PROCESS

        Delta Galil's manufacturing techniques enable it to provide its customers with a wide array of consistently high quality products customized to their individual needs at competitive prices. The production process includes the following steps:

        o RAW MATERIAL PROCUREMENT: The raw materials Delta Galil requires include, primarily, cotton yarns, blends of cotton and synthetic yarns (such as cotton-spandex, cotton-Lycra(R) and cotton-viscose) and other accessories such as elastic tapes, laces and other textile components. Delta Galil purchases its raw materials from several international and domestic suppliers and historically has not experienced any difficulty in obtaining raw materials to meet production requirements. The price of these raw materials fluctuates due to varying supply and demand and other market factors over which Delta Galil has no control. Delta Galil purchases its raw materials only against actual orders, except for basic cotton yarn. As a result, Delta Galil can effectively manage its raw material inventory. Typically, Delta Galil does not maintain inventory of raw materials for a period of more than eight weeks. From time to time, when market conditions are favorable, Delta Galil enters into contracts with various suppliers of basic cotton yarn for delivery over a period of three to six months.

        o KNITTING: Delta Galil produces the knitted fabric required for the underwear and other garments it manufactures in Israel and in Egypt. Delta Galil produces various types of fabric. Delta Galil operates approximately 150 automatic knitting machines, with a total production capacity of approximately 550-570 tons of fabric per month depending on the type of fabric produced. During 2004, Delta Galil produced approximately 450 tons of fabric per month, approximately 96% of which Delta Galil used and the remainder of which was sold to third parties. Delta Galil does not have any long-term supply obligations and is able to adjust its capacity for its own use when necessary. Delta Galil outsources from various suppliers the rest of the knitted fabric it requires.

                Delta Galil operates approximately 2,000 knitting machines for the production of socks, including machines owned by sub-contractors, with a total production capacity of approximately 12 million pairs per month.

                DYEING AND FINISHING: Delta Galil has its own dyeing plants in Israel and North America for dyeing yarns, fabrics and products. The dyeing plants are principally engaged in supplying Delta Galil's own requirements. Delta Galil outsources the dyeing and finishing for production in Egypt. Delta Galil's ability to control the dyeing and finishing of its products and accumulated expertise in this area are key elements in its ability to provide quality products to its customers.

        o CUTTING: Delta Galil uses computerized, automatic cutting equipment, which minimizes fabric waste.

        o SEWING: Cut fabrics are sewn to complete the product, including the addition of accessories such as elastic waist and leg bands and labels. Delta Galil is currently operating at its sewing capacity, which is, on an average basis, approximately 12 million units per month (depending on the type of product). Delta Galil operates 9 sewing plants, three in Jordan, four in Egypt, one in Honduras and one in Thailand. Delta Galil also subcontracts sewing functions, primarily to contractors in Israel, Egypt, Eastern Europe, the Far East and Central America.

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

        Delta Galil is making a major effort to capitalize on this unique and new technology. Delta Galil continuously engages in research and development to create additional products that use the seam-free technology. Nevertheless, sales of seam-free products decreased from $40.2 million in 2000 to $17.4 million in 2003. In 2004 sales increased by 29% compared to 2003 and amounted to $22.5 million. The growth in Delta Galil sales is due to major improvement made in design and development of new products and increase in demand for seamless garments primarily in the US mass market. As of December 31, 2004, Delta Galil owned 275 seam-free knitting machines.

    OUTSOURCING OF PRODUCTS

        Subcontractors manufactured goods in Egypt (babywear and underwear), Turkey (socks), Romania (bras and underwear), Bulgaria (socks) and Thailand, Hong Kong, Vietnam, Dominican Republic and China (all ladies intimate apparel), which in 2004 accounted for approximately 53% of Delta Galil's revenues. Delta Galil personnel closely supervise the production by subcontractors in these countries.

    JORDANIAN JOINT VENTURE

        In 1995, Delta Galil entered into a joint venture with Century Investment Group, a Jordanian company. Delta Galil supplies cut fabric to the joint venture and purchases sewing services. Delta Galil holds a controlling interest in this joint venture and purchases virtually all of the goods produced by the joint venture. As a result of the controlling interest, Delta Galil consolidates this entity in its consolidated financial statements.

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

RESEARCH AND DEVELOPMENT

        Delta Galil has strong in-house creative teams of designers and technology experts, consisting of fashion designers, textile designers, yarn experts, knitting experts and dyeing and finishing experts. Delta Galil's design and development expenses increased to approximately $25 million in 2004, as compared to $23 million in 2003 and $21 million in 2002.

DELTA GALIL'S MANUFACTURING FACILITIES

        Delta Galil has manufacturing facilities in Israel, Jordan, Egypt, North America, Honduras, and Thailand. Delta Galil has also sub-contracts to manufacturers in Egypt, Turkey, Romania, Bulgaria, Central America and the Far East. In 1995, Delta Galil began transferring labor-intensive production functions from its plants in Israel and Scotland to Egypt, Jordan and East Europe. As a result all manufacturing plants in Scotland were closed by 2003 and the last sewing plant in Israel was closed on the first quarter of 2005. In 2004, 82% of Delta Galil's revenues were generated from the sale of products produced in low labor cost countries, up from 49% in 2000. In 2004, goods produced in Israel represented 12% of Delta Galil's revenues, down from 35% in 2000.

        The following table summarizes the distribution of Delta Galil's revenues by location of production, stated as a percentage of total revenues for the periods indicated:

                                                                                 % OF REVENUES YEAR ENDED
                                                                                        DECEMBER 31
     COUNTRY                   ACTIVITY                       PRODUCTS            2002       2003     2004
     -------                   --------                       --------            ----       ----     ----
Far East            Purchase of finished products   Ladies intimate apparel        22%       30%       26%
                    Sewing(1)
                    Cutting

Egypt               Knitting(2)                     Ladies' intimate apparel       19%       20%       18%
                    Dyeing(1)                       Men's underwear
                    Cutting                         Babywear
                    Sewing(2)                       Leisurewear

                    Purchase of finished products

Israel              Design                          Ladies' intimate apparel       14%       14%       12%
                    Knitting(2)                     Men's underwear
                    Dyeing                          Socks
                    Cutting & sewing(2)             Knitted fabric
                    Production of fabrics &         Elastic bands
                    elastics

                    Distribution center
                    Purchase of finished products

Caribbean &         Sewing(2)                       Ladies' intimate apparel       15%       10%       10%
Central America     Cutting                         Socks
                    Knitting (1)

                    Purchase of finished products
Jordan              Sewing(2)(3)(5)                 Ladies' intimate apparel       13%        9%       13%
                                                    Men's underwear

Turkey              Purchase of finished products   Ladies intimate apparel,        7%         7%       6%
                                                    Socks

Eastern Europe      Knitting(1)                     Ladies' intimate apparel        5%         6%       9%
                    Sewing(2)                       Socks

                    Purchase of finished products

North America       Design                          Ladies' intimate apparel        4%         4%       6%
                    Cutting                          Socks
                    Dyeing
                    Knitting(2)
                    Distribution center

Scotland            Design                          Babywear                       1%         0%       0%
                    Cutting & sewing(4)             Leisurewear
                    Warehousing(4)

-------------------------------
(1)     These activities are fully outsourced to local contractors.
(2)     A portion of these activities is outsourced to local contractors.
(3) This activity is performed by a joint venture in which Delta Galil has a controlling interest.
(4)     These activities were discontinued starting 2003.
(5)     Fabric produced in Israel.

MANAGEMENT INFORMATION SYSTEMS

        Delta Galil has invested in information technology as a tool to reduce overall costs, enhance the efficiency of its garment design and manufacturing, and support the sale and distribution of its products to its customers. Delta Galil's production software processes customer orders, schedules production for such orders and monitors the products ordered during all stages of production, from knitting to sewing and during packaging and distribution. Delta Galil believes that its information technology system has been effective in meeting its demands. Delta Galil spent approximately $7 million in 2004 and intends to spend a similar amount in 2005 to enhance its system's capabilities in order to support the growing demand for Delta Galil's products.

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

        Delta Galil benefits from Israel's status that currently has free trade agreements with the United States, Canada, the European Union and the European Free Trade Association. The trade agreements permit Delta Galil to sell its Israeli manufactured products to the United States, Canada and the member countries of the European Union and the European Free Trade Association free of customs duties and import quotas. The United States has extended the benefits of the Israel-United States Free Trade Area Agreement to goods processed in the area of Jordan in which Delta Galil has its facilities. Due to a free trade agreement between the EU, US and Egypt, Delta Galil's products manufactured in Egypt can enter the EU countries and into the US duty free as well. Delta Galil is in a period of major changes in the global business environment, following the elimination of quotas as part of the WTO agreement. The market has been characterized by strong pressure to lower prices . In addition, the State of Israel provides incentives that reduce the cost of equipment to Delta Galil and which may not be available in other countries.

DELTA GALIL'S ORGANIZATIONAL STRUCTURE

        Delta Galil is an Israeli corporation that commenced operations in 1975. It currently has 27 subsidiaries in which it holds at least a 50% interest. The main operations are included in the following companies:

                                       PLACE OF           OWNERSHIP
            COMPANY                 INCORPORATION          INTEREST                    FUNCTION
-------------------------------  --------------------  ---------------  ----------------------------------------
Delta Galil USA Inc.               Delaware, U.S.A.       100%           o   Manufactures ladies and girls
                                                                             intimate apparel and
                                                                             owns Auburn Hosiery
                                                                             Mills and Burlen Corp.

Auburn Hosiery Mills Inc.          Kentucky, USA          100%           o   Manufacturing and marketing socks.

Burlen Corp.                       Georgia, USA           100%           o   Manufacturing and marketing
                                                                             ladies intimate apparel.

Delta Galil Europe Ltd.            U.K.                   100%           o   Distribution center and marketing
                                                                             services.

Delta Galil Holland B.V.           Holland                100%           o   Contract manufacture and owns
                                                                             Delta Galil's interest
                                                                             in Delta Textile
                                                                             Egypt-Free Zone S.A.E.,
                                                                             Dominion Hosiery Inc.,
                                                                             Century Wear Corporation
                                                                             (WLL), Delta Galil
                                                                             Hungary KFT, Delta
                                                                             Textile Bulgaria Ltd.,
                                                                             Sport Socks and Thai
                                                                             Progress Garment Co. Ltd.

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

Sport Socks Co Ltd.                Ireland                100%           o   Manufacturing and marketing
                                                                             socks.

Thai Progress Garment Co. Ltd      Thailand               100%           o   Manufactures ladies intimate
                                                                             apparel.

Delta Textile Marketing Ltd.       Israel                 100%           o   Factory outlets and wholesale.

Delta Textile (New York) Ltd.      New York, U.S.A.       100%           o   Marketing

Delta Elastic Tapes Industries,    Israel                 90%            o   Manufactures elastic tapes and
Ltd.                                                                         other components used in
                                                                             underwear manufacture.

* Delta Galil effectively controls this joint venture as a result of its holding of an additional controlling share.

PROPERTY, PLANT AND EQUIPMENT

        Delta Galil has manufacturing facilities in Israel, Jordan, Egypt, Turkey, Bulgaria, Canada, United States and Thailand. Delta Galil maintains its principal Israeli manufacturing, warehousing and administrative facilities in Carmiel, Daliat el-Carmel and Tel-Aviv. In Israel, Delta Galil owns six facilities, including its principal production facility in Carmiel, and leases nine facilities. The leases, including all extension options, for seven facilities expire on various dates between 2006 and 2013. The remaining lease expires in 2005, and Delta Galil is confident that it can renew that lease on terms no less favorable than the existing lease. Delta Galil also owns approximately 50 acres of undeveloped beachfront property surrounding its Nahariya facility. This property is zoned mainly for tourism or residential uses.

        In addition, Delta Galil leases a warehouse and development center outside London and leases offices in London. Delta Galil leases manufacturing and storage facilities in Egypt pursuant to 25-year leases that expire between 2019 and 2025. Delta Galil's joint venture in Jordan leases sewing and cutting facilities in Irbid, and in Amman.

        Delta Galil leases manufacturing facilities in Canada, Honduras, and in Pennsylvania, as well as facilities in New Jersey and a facility in Hong Kong. These leases expire between 2005 and 2011. Delta Galil is confident that it can renew these leases on terms no less favorable than existing leases. Delta Galil also owns a facility in Rockingham, North Carolina, and other manufacturing facilities in Bulgaria, Kentucky USA and Ireland. Management believes that Delta Galil's existing facilities are well maintained, in good operating condition and provide adequate space for Delta Galil's current level of operations. In addition, Delta Galil believes that its facilities and operations are in compliance with current governmental regulations regarding safety, health and environmental pollution. Delta Galil generally has complied with these regulations and such compliance has not had a material adverse effect on its capital expenditures, earnings or competitive position.

        The following table shows Delta Galil's main owned and leased properties and facilities as of June 20, 2005:

           PLANT LOCATION               SQUARE FEET                   MAIN FUNCTION
-----------------------------------   ---------------    -----------------------------------------
Carmiel, Israel                           643,000          Textile manufacturing
Nahariya, Israel                          257,000          Dyeing
Rosh Ha'ain, Israel                        74,847          Offices and warehouse
Delta Plus retail chain, Israel            84,601          Retail
Yodfat, Israel                             41,964          Warehouse
Daliat El Carmel, Israel                   37,800          Elastic tape manufacturing
Tel Aviv, Israel                           10,750          Main office
London, U.K.                               25,000          Offices
Northampton, U.K.                         125,000          Warehouse
Ireland                                    60,000          Offices
Jordan                                    272,000          Sewing and warehouse
Egypt                                     335,000          Knitting, cutting, sewing, warehouse
                                                           and offices
New Jersey, U.S.                          130,000          Warehouse and offices
New York, U.S.                             5,000           Offices
Pennsylvania, U.S.                        380,000          Warehouse, logistic center and offices
Kentucky, U.S.                            250,000          Socks manufacturing, warehousing &
                                                           offices
Tifton Georgia, U.S.                      495,000          Logistic center, warehouse and offices
Honduras                                  108,000          Cutting, sewing and warehouse
Hong Kong                                  12,000          Offices and warehouse
Canada                                     92,000          Socks manufacturing
Hungary                                   129,000          Logistic center*
Bulgaria                                   95,000          Socks manufacturing
Thailand                                   18,000          Cutting and sewing
Guangzhou, China                          300,500          Cutting and sewing**

*       Operation ceased during the first quarter of 2005.
**      Operation is scheduled to start in the third quarter of 2005.

    CAPITAL EXPENDITURES

        The following table shows Delta Galil's fixed assets purchases in thousands US dollars for the last three years on a cash flow basis, broken down by regions. These capital expenditures were financed from Delta Galil's operating cash flow, and, in Israel, also by government grants.

                                                YEAR ENDED DECEMBER 31
                                           -------------------------------
                                             2002        2003       2004
                                           --------    -------     -------
Israel..................................     $5,892     $5,909      $6,602
Egypt...................................      2,899      3,927       3,253
Eastern Europe..........................      2,553      3,246       1,112
United Kingdom..........................        408        754         314
North America...........................      5,156        525         851
Jordan..................................        703        396         914
Others..................................        117        168         438
                                           --------    -------     -------
                                           $ 17,728    $14,925     $13,484
                                           ========    =======     =======
--------------------

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

OVERVIEW

        Following is a discussion of certain topics that will help you to better understand our results of operations discussed below:

    REVENUES

        Delta Galil's revenues in 2004 increased by 13% and amounted to $654.3 million compared to $580.1 million in 2003.

        The following table shows Delta Galil's revenues by geographical area, stated in million U.S. dollars and as a percentage of total revenues, for the years ended December 31, 2002, 2003 and 2004:

                                                 YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------------

                                      2002               2003                2004
                                 ---------------    ---------------    ---------------

                                    $        %         $        %         $        %
                                 ------   ------    ------   ------    ------   ------
    North America........         303.1     53.4     300.7     51.8     334.8     51.2

    United Kingdom.......         181.3     32.0     187.9     32.4     202.8     31.0

    Europe (excluding U.K.)        44.4      7.8      48.7      8.4      64.7      9.9

    Israel...............          38.5      6.8      42.8      7.4      52.0      7.9
                                 ------   ------    ------   ------    ------   ------
    Total................         567.3    100.0     580.1    100.0     654.3    100.0
                                 ======   ======    ======   ======    ======   ======

        In 2004, sales to North America increased by 11.3% to $334.8 million representing 51.2% of total sales. The increase in sales to North America is attributed mainly to the acquisitions of Auburn in 2003 and Burlen in 2004. Delta Galil's sales to its top customer, the U.K. chain Marks & Spencer, increased by 5.5% to $189.0 million in 2004, compared to $179.1 million in 2003. The increase in the sales to Marks & Spencer is attributed to the strengthening of the pound sterling versus the dollar. Delta Galil's sales to the European market increased by 32.8% to $64.7 million in 2004 compared to $48.7 million in 2003, mainly due to acquisition of Auburn in 2003 and the strengthening of the euro versus the dollar. Delta Galil's sales to the Israeli market increased by 21.5% to $52.0 million in 2004 compared to $42.8 million in 2003. The increase in sales to the Israeli market is attributed mainly to different mix of products and to the opening of new stores.

        Effective January 1, 2005, the World Trade Organization's 148 member nations lifted all quotas on apparel and textiles. As a result, all textiles and textile apparel manufactured in a member nation will no longer be subject to quota restrictions. This will allow retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. As a result, prices of textiles and apparel, including our products, have faced downward pressure and may continue to decline. If prices decline faster than we are able to cut costs, our business and results of operations could be affected adversely.

        The following table shows Delta Galil's revenues by product categories, stated as a percentage of total revenues, for the years ended December 31, 2002, 2003, and 2004:

                                                       YEAR ENDED DECEMBER 31
                                             -------------------------------------
                                                 2002        2003         2004
                                             -----------  -----------  -----------
Ladies' Intimate Apparel.................        59.2%        61.1%        53.6%
Socks....................................        15.2         16.4         23.0
Men's Underwear..........................        11.2         10.1         12.9
Babywear.................................         7.2          6.8          4.4
Leisurewear..............................         3.6          3.0          3.7
Fabrics and Others.......................         3.6          2.6          2.4
                                             -----------  -----------  -----------
Total....................................        100%         100%         100%
                                             ===========  ===========  ===========

The decrease in revenues in the Ladies Intimate Apparel in 2004 compared to 2003 is attributed to a decrease in sales to US mass-market customers. The increase in revenues in the Socks category in 2004 compared to 2003 is attributed to the acquisition of Auburn in the fourth quarter of 2003.

ACQUISITION OF BURLEN

        In December 2004, Delta acquired Burlen Corp., a leading private label manufacturer of ladies intimate apparel.

        As consideration for all of the share capital of Burlen Corp., Delta paid Burlen's selling shareholders $48.2 million in cash and $2.2 million in ordinary shares comprised of 215,684 ordinary shares valued at $10.43 per share transferred from Delta's treasury shares. In addition, Delta paid $8.2 million of Burlen's bank debt. Delta Galil also accrued $1.0 million in other deal cost related to the transaction, which will be paid in 2005. Delta is also obligated to pay the selling shareholders additional amounts if Burlen meets specified sales and profitability targets in 2005, 2006, and 2007.

        An intangible asset related to customer relations, which amounted to $14.8 million will be amortized over a period of 20 years. The excess of cost of acquisition over the fair value of net assets on acquisition date - $3.9 million
- was allocated to goodwill and is included as part of Delta USA segment. Customer relations and goodwill are deductible for tax purposes.

ACQUISITION OF A MANUFACTURING PLANT IN THAILAND

        In December 2004, Delta Galil acquired a manufacturing sewing and cutting facility in Thailand for a total consideration of $2.4 million. Of this amount $0.9 million was paid for the shares and $0.8 million to pay off debt to the former shareholders. In addition, Delta assumed bank debt of $0.7 million. Delta Galil accounted for this acquisition as an acquisition of a business. The excess of the cost of the acquisition over the fair value of the net assets on the acquisition date, which was approximately $1.0 million, was allocated to goodwill and is included as part of Europe segment.

    ACQUISITION OF AUBURN HOSIERY MILLS

        On November 13, 2003 Delta Galil completed the acquisition of the outstanding shares of Auburn Hosiery Mills. Auburn manufactures, markets and sells branded sport socks under exclusive licenses to brand names both in the United States and Europe.

        As consideration for all of the share capital of Auburn Hosiery, Delta Galil paid $10.8 million to Kellwood and recorded liabilities in respect of restructuring costs in the amount of $6.2 million. The total purchase price amounted to approximately $17.0 million. During 2004, Delta Galil finalized the restructuring plan, and actual liabilities in respect of restructuring costs, were $1.9 million less than originally anticipated which resulted in a decrease in the excess of cost of the acquisition over the fair value of the net assets on the acquisition date. The decrease was allocated $1.4 million to the goodwill (which off set the entire goodwill initially recognized) and $0.5 million to property, plant and equipment.

        LOGISTIC CENTER IN HUNGARY

        In November 2002, Delta Galil, through a wholly owned subsidiary, purchased the operations of Komar Textile Trading, a logistic center, which included real estate, movables and receivables from subcontractors in Hungary. The acquisition price was $5.6 million, and the excess of the cost of the acquisition over the fair value of net assets amounted to $0.8 million. During the fourth quarter of 2004, Delta Galil decided to close the logistic center, and accrued $1.5 million for restructuring expenses. During the first half of 2005 the logistic center was closed.

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

        In accordance with the acquisition agreement, and as a result of the performance of Delta Galil USA in 2003 , Delta Galil paid the selling shareholders of Inner Secrets additional performance payment of $6.7 million during April 2004. This payment was allocated as part of the goodwill.

    SALE OF INTERESTS IN ARAD TOWELS AND STANDARD TEXTILE (EUROPE) LTD.

        On December 31, 1998, Delta Galil sold its 40.7% interest in Arad Towels Ltd. to Standard Textile (Europe) Ltd. ("STE") for $12.4 million in cash and a 15% interest in STE. The capital gain on this transaction totaled $ 5.2 million, of which $3.1 million was applied to income in 1998 and the balance of $2.1 million was applied to income in 1999.

        On August 6, 2000 Delta Galil entered into an agreement with S.T.I. Industries and Technologies Ltd., S.T.I.A. Holdings Ltd. and STE , for the sale of its 15% holdings in STE for $9 million. The transaction is to be carried out in four installments, subject to adjustments as stipulated in the agreement. The first installment, 25% of the shares held by Delta Galil, was transferred to the buyers upon the signing of the agreement, for $2.25 million. The second installment was transferred on January 15, 2002, for consideration of $2.48 million, the third installment was transferred on January 15, 2003 for consideration of $2.57 million and the fourth and final installment was transferred on January 15, 2004 for consideration of $2.64 million. Delta Galil recognized a capital gain of $0.9 million in 2003 and a capital gain of $1.0 million in 2004 for this transaction.

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

        EMPLOYEE STOCK OPTION PLAN

        In October 2002, Delta Galil's Board of Directors approved an employee stock option plan for the grant, without consideration, of options exercisable to purchase 1,100,000 ordinary shares. The plan provides for forfeited options to return to the pool for future grants. In November 2002, the Company granted 1,004,500 options to 97 employees of the group (including 100,000 options granted to the CEO) at an exercise price of $9.0 per share. In May 2003 Delta Galil granted an aggregate of 30,000 options to three employees at an exercise price of $10.76. In March 2004, Delta Galil granted 80,000 options to six employees at an exercise price of $15.35 and in August 2004 Delta Galil granted an additional 30,000 options to one employee at an exercise price of $12.74. The options granted in May 2003 and in 2004 are subject to the same terms and conditions as those granted in 2002.

        The options are exercisable over a three-year period, following one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batches. All options granted after January 1, 2003 may be exercised only following the elapse of two years after the end of the year in which the options were granted.

RESULTS OF OPERATIONS

        The following table sets forth Delta Galil's results of operations expressed as a percentage of total revenues for the periods indicated:

                                                                     YEAR ENDED DECEMBER 31
                                                               ----------------------------------
                                                                  2002        2003        2004
                                                               ----------  ----------  ----------
Revenues....................................................     100.0%      100.0%      100.0%
Cost of revenues............................................     (80.1)      (80.0)      (81.5)
                                                               ----------  ----------  ----------
Gross profit................................................      19.9        20.0        18.5
Selling, marketing, general and administrative..............     (14.8)      (14.1)      (15.1)
Restructuring expenses......................................      (0.2)       (0.2)       (0.1)
Gain (loss) on sales of assets and subsidiary shares........       *           0.6         0.1
                                                               ----------  ----------  ----------
Operating income............................................       4.9         6.3         3.4
Financial expenses - net....................................      (1.0)       (0.9)       (1.0)
Other income- net...........................................       0.2         *           0.2
                                                               ----------  ----------  ----------
Income before taxes on income...............................       4.1         5.4         2.6
Taxes on income.............................................      (1.0)       (1.2)       (0.4)
                                                               ----------  ----------  ----------
Income after taxes on income................................       3.1         4.2         2.2
Share in profits (losses) of associated companies - net.....       *          (0.1)       (0.1)
Minority interests- net.....................................      (0.2)       (0.1)       (0.2)
                                                               ----------  ----------  ----------
Net income..................................................       2.9%        4.0%        1.9%
                                                               ==========  ==========  ==========

--------------------
* Less than 0.1%.

        SEGMENT RESULTS

        We have five principal segments: Delta USA, U.S. Upper Market, Europe, Socks and Delta Marketing Israel. Delta USA, U.S. Upper Market and Europe segments are engaged in manufacturing and marketing of intimate apparel to various customers in the U.S. and European markets. The Socks segment is engaged in manufacturing and marketing of socks to various customers in the U.S. and European markets. Delta Marketing Israel is engaged in marketing ladies intimate apparel, men's underwear and socks to various customers in Israel through retail and wholesale operations.

        The following table sets forth Delta Galil's revenues and operating results relating to the various segments:

                                    SALES BY SEGMENT
                           ----------------------------------
                                     ($ MILLION)
                           ----------------------------------
                              2002        2003        2004
                              ----        ----        ----
Delta USA(1) ...........    $202.0       $213.2      $186.3
U.S. Upper Market(2)         111.1         88.3       111.9
Europe .................     171.0        177.4       193.8
Socks(3) ...............      83.9         89.4       144.2
Delta Marketing
Israel(3)...............      34.8         37.6        46.5
Adjustments(4)..........     (35.5)       (25.8)      (28.4)
                            ------       ------      ------

Total                       $567.3       $580.1      $654.3
                            ======       ======      ======

        (1) 2004 sales include $3.6 million for Burlen, which was acquired in the fourth quarter of 2004.
        (2) US Upper Market and the textile divisions were merged. Numbers included above have been reclassified accordingly.
        (3) Socks marketing operation in Israel was transferred to the managerial responsibility of Delta Marketing Israel. Numbers included above have been reclassified accordingly.
        (4) Adjustments include inter-segment sales and results of hedging transactions.

        SALES BY SEGMENT IN 2004 VS. 2003

        The decrease in sales by Delta USA is attributed mainly to a decrease in sales to Wal-Mart and Target. The increase in sales by the U.S. Upper Market segment resulted primarily from an increase in sales to Calvin Klein and JC Penney. The increase in sales by the European segment is attributed to the strengthening of the pound sterling and the euro against the U.S. dollar as well as sales to new customers. The increase in sales by the Socks segment is attributed to the acquisition of European operation of Auburn. The increase in sales by the Israeli market segment is attributed mainly to different mix of products and to the opening of new stores.

        SALES BY SEGMENT IN 2003 VS. 2002

        The increase in sales by Delta USA segment resulted primarily from an increase in sales to existing customers. The decrease in sales by the U.S. Upper Market segment resulted primarily from Delta Galil's decision to reduce the number of customers, as well as general weakness in this market, part of which is reflected in a decrease in sales to Victoria's Secret, this segment's largest customer. The increase in sales by the European segment is attributed to the strengthening of the pound sterling and the euro against the U.S. dollar. In pound sterling and euro terms, sales declined. The increase in sales by the Socks segment is attributed to the consolidation of Auburn in the fourth quarter of 2003.

                                       OPERATING INCOME (LOSS) BY SEGMENT
                                                  ($ MILLION)
                                          2002        2003        2004
                                          ----        ----        ----
Delta USA..........................      $14.6       $24.8        $5.9
U.S. Upper Market(1)...............       (4.7)       (8.9)       (0.6)
Europe(2)..........................       10.2         4.4         4.9
Socks(3)...........................        8.3         9.0         9.1
Delta Marketing Israel(3)..........       (1.3)        2.4         4.8
Adjustments and Capital Gains(4)...        0.7         5.1        (1.7)
                                         -----       -----       -----

Total                                    $27.8       $36.8       $22.4
                                         =====       =====       =====

        (1) In the beginning of 2005, US upper market and the textile divisions were merged. Numbers included above have been reclassified accordingly.
        (2) Operating profit in 2004 includes restructuring expenses relating to the closure of a logistic center in Hungary in the amount of $1.5 million, $1.0 million in 2003 for the closure of sewing facility in Scotland and in Israel, and $0.7 million in 2002 for the closure of facilities in Scotland.
        (3) Socks marketing operation in Israel was transferred to the managerial responsibility of Delta Marketing Israel. Numbers included above have been reclassified accordingly.
        (4) Adjustments include mainly cancellation of unrealized profits and hedging transactions results. In 2003 adjustments include mainly capital gain from the sale of the real estate in London.

        OPERATING INCOME (LOSS) BY SEGMENT IN 2004 VS. 2003

        The decrease in the operating income of Delta USA was due primarily to a decrease in sales and to losses from operations with certain customers. The decrease in the operating loss in the U.S. Upper Market segment is primarily due to an increase in sales volumes. The erosion in the operating margin in the Socks segment is attributed to the acquisition of Auburn, which contributed to an increase in sales, which had no substantial operating income. The increase in operating income in Delta Marketing Israel is attributed to the improvement of procurement sources and to increased in sales volumes.

        OPERATING INCOME (LOSS) BY SEGMENT IN 2003 VS. 2002

        The increase in operating income in Delta USA resulted from an increase in sales in 2003, as well as the write-off of doubtful accounts receivable from K-mart in 2002, which reduced operating income in 2002. The decrease in operating income in the U.S. Upper Market segment is primarily due to reduced sales volumes. The reduction in operating income was less than the reduction in sales due to the change in the mix of customers, towards sales to more profitable customers. The decline in operating income of the European segment, despite the favorable exchange rates, is due primarily to costs associated with the closure of a manufacturing and warehousing center in Scotland and the integration of a new logistics center in Hungary that replaced part of the Scottish operation. The increase in operating income of the Socks segment resulted primarily from the strengthening of the pound sterling and the euro against the U.S. dollar. The Adjustments in 2003 include mainly a capital gain from the sale of real estate in London.

        YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003
- CONSOLIDATED

        REVENUES. Total revenues in 2004 increased by 12.8% and amounted to $654.3 million compared to $580.1 million in 2003. Excluding sales of Burlen, which was acquired in the fourth quarter of 2004, and Auburn, which was acquired in the fourth quarter of 2003, sales from continuing operations increased by 4.5%, reaching $598.7 million in 2004 compared to $573.0 million in 2003. The increase in revenues from continuing operations is due mainly to the strengthening of the pound sterling and the Euro against the US dollar and to the increase in sales in the Israeli market.

        COST OF REVENUES. Delta Galil's cost of revenues is comprised mainly of cost of materials, salaries and related expenses, work performed by subcontractors, depreciation and amortization and the changes in inventories of finished products and products in process. While costs associated with depreciation and indirect salaries are generally fixed, cost of materials, work performed by subcontractors and direct salaries are variable. Cost of revenues in 2004 increased by 14.9% and amounted to $533.0 million (81.5% of revenues) compared to $463.9 million (80.0% of revenues) in 2003. Most of the increase in the cost of revenues is attributed to an increase in sales volume.

        GROSS PROFIT. Gross profit in 2004 increased by 4.3% over 2003 and totaled $121.2 million (18.5% of revenues), compared to $116.3 million (20.0% of revenues) in 2003.

        SELLING AND MARKETING EXPENSES. Delta Galil's selling and marketing expenses are comprised mainly of salaries and related expenses, professional expenses, packaging, transportation and delivery, advertising, royalties, depreciation and amortization, commissions and leases. While costs associated with salaries, professional expenses, depreciation and amortization and leases are generally fixed, packaging, transportation, delivery, advertising, royalties and commissions are more variable. Selling and marketing expenses increased by
24.2 % to $ 81.2 million (12.4% of revenues) in 2004 compared to $65.4 million (11.3% of revenues) in 2003. The increase in selling and marketing expenses is attributed mainly to the acquisition of Auburn, to a $2.5 million increase in salaries and related expenses due to the strengthening of the pound sterling and the NIS versus the dollar, to a $1.4 million increase in lease expenses mainly due to the strengthening of the pound sterling versus the dollar and to the increased activity in the Israeli market.

        GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses are comprised mainly of salaries and related expenses, entertainment and travel expenses, professional fees, doubtful accounts and bad debts, depreciation and amortization and other office expenses. General and administrative expenses increased from $16.7 million in 2003 to $17.4 million in 2004. The increase in general and administrative expenses is attributed mainly to the acquisition of Auburn.

        CAPITAL GAIN (LOSS) FROM REALIZATION OF FIXED ASSETS. In 2004 Delta Galil recorded capital gain of $0.9 million mainly from the sale of real estate in Ireland. In 2003 Delta Galil recorded a $3.9 million capital gain from the sale of real estate in London, which was offset by $0.3 million of capital loss from realization of other fixed assets.

        GOODWILL AMORTIZATION. Based on FAS 142, which Delta Galil adopted on January 1, 2002, goodwill is no longer amortized. Prior to January 1, 2002 Delta Galil amortized goodwill in equal annual installments usually over a period of 40 years. See "Critical Accounting Policies - Valuation of Intangible Assets-Goodwill".

        RESTRUCTURING EXPENSES. Restructuring expenses in 2004 related to the closure of the logistic center in Hungary. In 2003 restructuring expenses related to the closure of sewing plants in Scotland and in Israel.

        OPERATING INCOME. Operating income in 2004 decreased by 39.1% compared to 2003 and totaled $22.4 million (3.4% of revenues) compared to $36.8 million (6.3% of revenues) in 2003. The decrease in the operating profit is primarily due to losses from operations with certain of Delta USA's customers, and to losses incurred from the operation of the logistic center in Hungary.

        FINANCIAL EXPENSES - NET. Financial expenses increased by 10.5% to $6.2 million in 2004 from $5.6 million in 2003 mainly due to increased bank loans due to the acquisition of Auburn and to the increase in the average interest rate. Financial expenses were composed mainly of interest and exchange differences.

        OTHER INCOME- NET. Other income in 2004 increased by $0.7 million compared to 2003. In 2004 other income included $1.0 million capital gain from realization of the investment in an associated company, as described above "Sales of Arad Towels and Standard Textile (Europe) Ltd.", while in 2003 a similar capital gain of $0.9 million was offset by the write-off of other investments.

        TAXES ON INCOME. Income taxes for 2004 were provided for at an effective tax rate of 16.6% compared to 23.4% in 2003. The decrease in the effective tax rate in 2004 compared to 2003 is mainly due to a decrease in pre-tax earnings of subsidiaries that are subject to higher tax rates.

        SHARE IN LOSSES OF ASSOCIATED COMPANIES. Delta Galil's share in losses of associated companies includes its investment in Edomit Ltd., which is accounted for by the equity method. In 2004 this share amounted to a loss of $0.2 million compared to a loss of $0.3 million in 2003.

        MINORITY INTEREST- NET. Delta Galil operates sewing facilities in Jordan through a partially owned subsidiary - Century Wear Corporation (WLL). Minority interests in profit of this subsidiary and starting April 2003, also 10% of Delta Elastic Tapes, amounted to $1.4 million in 2004 compared to $0.4 million in 2003.

        NET INCOME. Net income in 2004 decreased by 45.7% and totaled $12.7 million (1.9% of sales) compared to $23.4 million (4.0% of sales) in 2003.

    YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002 - CONSOLIDATED

        REVENUES. Total revenues in 2003 increased by 2.3% and amounted to $580.1 million compared to $567.3 million in 2002. Sales in 2003 include $7.1 million that resulted from the consolidation of Auburn Hosiery starting in November. Excluding these sales, the total sales in 2003 increased by 1% and amounted to $573.0 million, compared to $567.3 million in 2002. Revenues in North America decreased by 0.8% and amounted to $300.7 million in 2003 compared to $303.1 million in 2002. The decrease is attributed to a decrease in Delta's North America sales to specialty and department stores, which dropped 25% in 2003, totaling $75.8 million, compared to $101.1 million in 2002. This decrease was offset by the revenues from the US mass market, which increased 11.3% in 2003 totaling $224.9 million, compared to $202.0 million in 2002. The increase in revenues in the U.K. is attributed to the strengthening of the pound sterling against the US dollar. Revenues from the Israeli market increased by 11.2% from $38.5 million in 2002 to $42.8 million in 2003. The increase in revenues from the Israeli market resulted from the increase of Delta Plus retail chain stores activity reaching 79 stores, improved procurement sources, and the strengthening of the NIS versus the dollar. Delta Galil's sales to the European market increased by 9.7% to $48.7 million in 2003 compared to $44.4 million in 2002, mainly due to the strengthening of the euro versus the US dollar.

        COST OF REVENUES. Cost of revenues in 2003 increased by 2.1% and amounted to $463.9 million (80.0% of revenues) compared to $454.2 million (80.1% of revenues) in 2002. While cost of work performed by sub-contractors increased by 25% compared to 2002, materials consumption and wages and salaries decreased by 14% and 6% respectively.

        GROSS PROFIT. Gross profit in 2003 increased by 2.8% over 2002 and totaled $116.3 million (20.0% of revenues), compared to $113.1 million (19.9% of revenues) in 2002.

        SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased by 4.3 % to $ 65.4 million (11.3% of revenues) in 2003 compared to $62.7 million (11.1% of revenues) in 2002. The increase in selling and marketing expenses is attributed mainly to a $1.8 million increase in salaries and related expenses due to the strengthening of the pound sterling and the NIS versus the dollar and $1.0 million increase in lease expenses due to the increase in the number of stores in the Israeli local retail chain and to the strengthening of the pound sterling versus the dollar.

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

        RESTRUCTURING EXPENSES. Restructuring expenses, which are comprised in large part of expenses relating to the closure of sewing plants, decreased from $1.1 million in 2002 to $1.0 million in 2003.

        OPERATING INCOME. Operating income in 2003 increased by 32.6% compared to 2002 and totaled $36.8 million (6.3% of revenues) compared to $27.8 million (4.9% of revenues) in 2002. The increase in the operating profit margin is primarily due to the capital gain from the sale of the real estate in London and to the decrease in the general and administrative expenses as described above.

        FINANCIAL EXPENSES - NET. Financial expenses increased by 3.3% to $5.6 million in 2003 from $5.5 million in 2002. Financial expenses are comprised mainly of interest and exchange differences.

        OTHER INCOME- NET. Other income in 2003 decreased by $0.7 million compared to 2002, and consists of a $1.0 million capital gain from realization of the investment in an associated company, as described above "Sales of Arad Towels and Standard Textile (Europe) Ltd", offset by $0.7 million impairment of other investments.

        TAXES ON INCOME. Income taxes for 2003 were provided for at an effective tax rate of 23.4% compared to 24.8% in 2002. The decrease in the effective tax rate in 2003 compared to 2002 is mainly due to an increase in pre-tax earnings of subsidiaries that are subject to lower tax rates.

        SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES. Delta Galil's share in profits (losses) of associated companies includes its investment in Edomit Ltd., which is accounted for by the equity method, and in 2002 also its investment in STE. In 2003 this share amounted to a loss of $0.3 million in 2003 compared to a profit of $0.2 million in 2002.

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


CRITICAL ACCOUNTING POLICIES

        To improve your understanding of Delta Galil's financial statements, it is important to obtain some degree of familiarity with Delta Galil's principal or significant accounting policies. These policies are described in Note 1 to the Consolidated Financial Statements listed in Item 18. Delta Galil, in conjunction with its audit committee and its external auditors, reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of Delta Galil. As part of this process, Delta Galil has reviewed the selection and application of its critical accounting policies and financial disclosure as at December 31, 2004, and it believes that the Consolidated Financial Statements listed in Item 18 present fairly, in all material respects, the consolidated financial position of Delta Galil as at that date.

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

        Delta Galil is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic and political environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in Item 3 - Risk Factors.

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

    INVENTORY VALUATION

        Inventory, which is a material part of Delta Galil's total assets, is valued at the lower of cost or market value. Cost of raw and packaging materials and purchased products is determined mainly on a "moving average" basis. Cost of finished products and products in process is determined as follows: the raw material and packaging component -is determined mainly on a "moving average" basis; while labor and overhead is determined on an average basis over the production period. If actual market prices for finished goods prove less favorable than those projected by management, additional inventory write-downs may be required. Inventory is written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.

    VALUATION OF INTANGIBLE ASSETS - GOODWILL

        Goodwill represents the excess of cost of investments in subsidiaries acquired over the fair value of the net assets at acquisition. Until December 31, 2001, Goodwill was amortized in equal annual installments usually over a 40-year period, the maximum allowed period under U.S. GAAP. As from January 1, 2002, pursuant to FAS 142," Goodwill and Other Intangible Assets," goodwill is no longer amortized but rather is tested for impairment annually. Delta completed the transitional impairment review of goodwill on June 30, 2002, as required by FAS 142. The various reporting units, for which separately identifiable cash flow information is available, were identified and the fair values of such reporting units were determined using the net income multiple of comparable publicly traded companies in the textile industry . Consequently, Delta has determined that there is no indication of impairment with respect to goodwill as of January 1, 2002. Delta has selected September 30 as the date on which it will perform its annual impairment test for indefinite life intangible assets. As of December 31, 2004, based on the review made by Delta Galil, no impairment was required.

NEW ACCOUNTING STANDARDS UNDER US GAAP

        FAS 151

        In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an amendment of ABV43, Chapter 4" (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is required to be implemented by Delta Galil for inventory costs incurred during fiscal years beginning January 1, 2006, but earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. Delta Galil does not expect this Statement to have a material effect on its financial statements or its results of operations.

        FAS 153

        In December 2004, the FASB issued FAS No. 153, "Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29" (FAS 153). FAS 153 amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions" (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should by measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary asset that do not have commercial substance. The provisions in FAS 153 are effective for Delta Galil for nonmonetary asset exchanges occurring in fiscal periods beginning July 1, 2005. Early application of the FAS 153 is permitted. The provisions of this Statements shall be applied prospectively. Delta Galil does not expect the adoption of FAS 153 to have a material effect on its financial statements or its results of operations.

        FAS 123R

        In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards ("FAS") No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which a Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. FAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for Delta Galil). Early adoption of FAS 123R is encouraged.

        On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (January 1 of 2006 for Delta Galil). FAS 123R applies to all awards granted or modified after it's effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the effective date of FAS 123R shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123R.

        Delta Galil expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by FAS 123R. Under such transition method, upon the adoption of FAS 123R, Delta Galil financial statements for periods prior to the effective date of FAS 123R will not be restated. The impact in 2006 and beyond will depend upon various factors, among them Delta Galil's future compensation strategy.

        In March 2005, the SEC issued Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB No. 107"). SAB No. 107 provides guidance on the initial implementation of FAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also gives guidance on the classification of compensation expense associated with share-based payment awards and accounting for the income tax effects of share-based payment awards upon the adoption of FAS No. 123(R). The Company is currently assessing the guidance provided in SAB No. 107 in connection with the implementation of FAS No. 123(R).

        Delta Galil does not expect FAS 123R to have a material effect on its results of operations in future periods.

        FAS 154

        In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections". FAS No. 154 is a replacement of Accounting Principles Board Opinion ("APB") No. 20 and FASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company's financial statements or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

        Delta Galil finances its operations mainly from cash flow from operations, supplemented, if needed, by revolving short-term bank loans and long-term bank loans. Delta Galil repays short-term bank loans if the cash flow from operations exceeds the cash needs for operations and investment.

        Following is a breakdown of Delta Galil's cash flows for the last three years in US $ millions:

                                                            YEAR ENDED DECEMBER 31
                                                       ----------------------------------
                                                          2002       2003        2004
                                                       ----------  ----------  ----------
Net cash flow provided by operating activities......     $26.3       $42.9       $27.2
Net cash flow used in investing activities..........     (19.7)      (18.4)      (73.7)
Net cash flow provided by financing activities
(excluding dividends to shareholders and cost of
acquisition of treasury shares).....................      10.5       (11.8)       59.1
Dividends to shareholders...........................      (7.0)       (9.5)       (8.3)
Cost of acquisition of treasury shares..............      (8.4)          -           -
Translation differences on cash and cash equivalents
of foreign currency consolidated subsidiary.........         -           -         0.1
                                                       ----------  ----------  ----------
Increase in cash and cash equivalents...............      $1.7        $3.2        $4.4
                                                       ==========  ==========  ==========

        In 2002, 2003 and 2004 Delta Galil generated excess cash flow from operations of $26.3 million, $42.9 million and $27.2 million respectively. The decrease in net cash flow provided by operating activities from $42.9 million in 2003 to $27.2 million in 2004 is mainly attributed to the decrease in net income. The increase in the net cash flow used in investing activities is mainly attributed to the acquisition of Burlen in the fourth quarter of 2004. Net cash flow used in financing activities in 2004 amounted to $59.1 million while in 2003 the net cash flow provided by financing activities amounted to $11.8 million. The decrease in cash flow used in financing activities is attributed mainly to the increase in bank debt in connection with the acquisition of Burlen.

    DEBT

        Set forth in the table below are Delta Galil's bank debt for the last three years in US $ millions:

                                                            YEAR ENDED DECEMBER 31
                                                           2002      2003       2004
                                                           ----      ----       ----
SHORT-TERM:
    Bank loans.......................................     $96.4      $94.5      $55.6
    Current maturities of long-term loans ...........      10.3       10.4       27.9
                                                        --------   --------   --------
       Total Short-term..............................     106.7      104.9       83.5
                                                        --------   --------   --------
LONG-TERM:
       Total Long-term bank loans....................      23.0       13.6       98.4
                                                        --------   --------   --------
       Total Debt....................................    $129.7     $118.5     $181.9
                                                        ========   ========   ========

        Delta Galil has incurred bank debt mainly for acquisitions, working capital, capital expenditures and general corporate purposes. Delta Galil's bank loans bear interest at annual variable rates ranging from approximately 3.8% to 5.5% (mainly 3.8%) and are secured by liens on Delta Galil's assets. Delta Galil's bank loans are issued under secured bank lines of credit of up to $332.4 million of which, as of December 31, 2004, Delta Galil had $150.5 million available for additional borrowings under the same prevailing rates.

        Delta Galil's bank lines of credit permit either short-term or long-term borrowings. All of Delta Galil's short-term loans have maturities of up to three months. Part of Delta Galil's borrowings is for shorter periods in order to maintain cash management flexibility. Long-term bank loans mature in periods up to December 2009.

        Delta Galil USA Inc. is a party to a credit agreement, which was amended as of December 2004, with Bank Leumi USA and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of Delta Galil USA Inc. The credit agreement provides for up to $130 million in loans of which $70 million are term loans and the remainder is revolving credit. The principal of the term loans are payable in 20 equal quarterly installment of approximately $3.5 million each until December 1,

2009. As of December 31, 2004 $15.2 million of this credit line was unutilized. Under this agreement Delta Galil USA is obliged to preserve certain financial covenants.

    WORKING CAPITAL AND CAPITAL EXPENDITURES

        Working capital at December 31, 2004 was $127.4 million, compared to $56.6 million at December 31, 2003. The increase is attributed to the acquisition of Burlen and to the decrease in short-term loans. Delta Galil believes that its working capital is sufficient for its present requirements. Delta Galil has no material commitment for capital expenditures, but is currently constructing a production facility in China in which it expects to invest approximately $5.0 million in 2005.

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2004:

                                                     PAYMENTS DUE BY PERIOD
                                                     ----------------------
                                                 LESS THAN                 MORE THAN 5
CONTRACTUAL OBLIGATIONS                  TOTAL     1 YEAR     2- 4 YEARS      YEARS
                                        -------  ----------  ------------  -----------
                                                      (U.S. $ IN MILLIONS)
Long-Term Debt (1)...............        $137.9     $32.1        $82.8        $23.0
Capital Lease Obligations........           1.0       0.1          0.2          0.7
Operating Leases.................          43.3       7.6         19.1         16.6
Letter of credits and bank
guarantees.......................          32.0      26.5          2.7          2.8
                                         ------     -----       ------       ------
Total Contractual Cash
Obligations......................        $214.2     $66.3       $104.8        $43.1
                                         ======     =====       ======       ======

(1) Includes expected interest expenses on long-term debt, based on interest rates in effect as of December 31, 2004.

See Item 11: "Quantitative and Qualitative Disclosures About Market Risk" regarding obligations related to forward currency contracts.

ITEM 6:     DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

        DIRECTORS AND SENIOR MANAGEMENT

        The directors and executive officers of Delta Galil are as follows:


        NAME                                 AGE     POSITION

        Dov Lautman                          69      Chairman of the Board of Directors
        Arnon Tiberg                         61      President, Chief Executive Officer and General Manager
        Yossi Hajaj                          37      Senior Vice President & Chief Financial Officer
        Aviram Lahav                         46      Senior Vice President & CEO of US Upper Market Division
        Michael Fitzgerald                   62      Senior Vice President & Business Development USA
        Imad Telhami                         46      Senior Vice President & CEO of European Division
        Esti Maoz                            57      Senior Vice President & Global Development and Marketing
        Eytan Stiassnie                      49      Senior Vice President & CEO of Socks Division
        Moshe Grencel                        52      Senior Vice President - Supply Chain Management
        David Kostman                        40      Senior Vice President & CEO of Delta Galil USA
        Aharon Dovrat                        74      Director
        Harvey M. Krueger                    76      Director
        Noam Lautman                         36      Director
        Giora Morag(1) (2)                   60      Director
        Amnon Neubach(1) (2)                 60      Director
        Dan Propper                          64      Director
        Zalman Shalev(2)                     82      Director
        Mark Silver(3)                       34      Director
        Amior Vinocourt(2)                   78      Director
        J. Randall White (3)                 50      Director
        Ann E. Ziegler(3)                    47      Director

        (1)     External Director.
        (2)     Member of the Audit Committee.
        (3) Mr. Mark Silver, Mr. J. Randall White and Mrs. Ann E. Ziegler are nominees of Sara Lee International Corporation pursuant to a Shareholders Agreement among Sara Lee and the Lautman Group concerning the election of directors.

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

        YOSSI HAJAJ has served as Senior Vice President and Chief Financial Officer of Delta Galil since March 2004. From 1999 to 2004 he served as controller and corporate secretary of Delta Galil and from 1997 to 1999 he was Delta Galil's Chief Economist and controller of foreign subsidiaries. Mr. Hajaj is a certified public accountant (Isr.) and holds a B.A. in Accounting and Economics from Tel Aviv University. He is a member of the Investment Committee of Tel Aviv University.

        AVIRAM LAHAV has been Senior Vice President since 1997. He served as CEO of Delta Galil's Innerwear USA operations from March 2004, and was recently appointed as CEO of the newly created US Upper Market Division of Delta, which merged the former Textile and Innerwear divisions. From 1997 to 2004 he served as the Chief Financial Officer of Delta Galil. From 1993 to 1997, Mr. Lahav was Chief Executive Officer of Europcar/Eurodollar Israel, a car rental company and, from 1991 to 1993, Chief Financial Officer of Mediterranean Car Agency Ltd. Mr. Lahav is a certified public accountant (Isr).

        MICHAEL FITZGERALD Recently appointed Corporate Senior Vice President of Business Development responsible for creating growth opportunities across all divisions doing business in the USA. He served as CEO of Delta Galil USA from 1999 until April 1 2005 , and was named Senior Vice President of Delta Galil in 2002. Mr. Fitzgerald was formerly Chief Executive Officer of Wundies Industries from 1989 until the company was acquired by Delta Galil in 1999.Mr. Fitzgerald started with Wundies in 1974 as manager of the ladies underwear division. He became Vice President of Marketing in 1983. Between 1966 and 1974 Mr. Fitzgerald held various marketing posts at the Buick Division of General Motors, Allied Chemical Fibers Division, and the Coated Fabric Division of Occidental Petroleum. Mr. Fitzgerald holds a Bachelor of Arts Degree from Fordham University and an MBA from the Bernard Baruch College of the City University of New York.

        IMAD TELHAMI has served as Senior Vice President and CEO of Delta's Innerwear USA Operation since 2002. He started his career at Delta in 1983 as a sewing plant manager. He managed several sewing plants until he was re-located to manage Delta's facilities in Scotland. In 1996 he returned to Israel when he was promoted to Lingerie Operation Director. In 1999 he was promoted to Director of Delta's Marks and Spencer Operations. Mr. Telhami holds a B.Sc in Industrial Management from Shenkar College in Israel. In March 2004 Mr. Telhami was promoted to SVP and CEO of Delta Galil's European operation.

        ESTI MAOZ has been with Delta Galil since its inception in 1975, and has served as Senior Vice President, Global Development and Marketing since November 2002. From September 1991 through October 2002, Ms. Maoz served as the President of Delta Textiles (New York) Ltd. During these years, Ms. Maoz developed and managed the marketing operations within North America. In 1987 Ms. Maoz established the new Ladies Underwear Division and managed the Division through 1991. From 1984 through 1987 Ms. Maoz served as the Corporate Director of Product Development and Design. From 1978 through 1984 Ms. Maoz served as the Manager of all the sewing plants in Delta Galil. Ms. Maoz studied Business and Marketing at the Haifa University in Haifa, Israel. Since April 2005, Ms. Maoz has served on the Board of Directors of Bagir Ltd.

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

        MOSHE GRENCEL joined Delta Galil in 2004 as a Senior Vice President Supply Chain Management. From 2001 to 2004 he served as an Executive VP for Global Operations and Supply Chain of Lumenis Ltd. a medical device company. From 1998 until 2000 he served as a General Manager of Elscint Industrial Solutions. In the sixteen years before that he held several managerial positions in Elscint Ltd. Mr. Grencel holds a B.Sc in industrial and management engineering from the Technion, Israel Institute of Technology.

        DAVID KOSTMAN has served as Senior Vice President and Chief Executive Officer of Delta Galil USA since April 2005. From 2002 to 2004 he served as Chief Operating Officer of Delta Galil USA. From 2000 to 2002 he served as Chief Operating Officer of Verticalnet, Inc. (Nasdaq: VERT). Prior to that he was a Managing Director at Lehman Brothers' Investment Banking Division in New York where he worked from 1994 to 2000. Mr. Kostman worked at NM Rothschild's Investment Banking Division in London from 1992-1994. Mr. Kostman is a Director of NICE Systems Ltd. (Nasdaq: NICE) and of Utopy, Inc. He holds an MBA from Insead, Fontainebleau (France) and an LL.B. from Tel Aviv University Law School.

        AHARON DOVRAT has served as a Director of Delta Galil since December 1998. Mr. Dovrat is the chairman of Dovrat & Co. Mr. Dovrat serves as a Director of Cognifit Ltd., DS Polaris Ltd., and Solgood Communication Ltd. Until April 2005 Mr. Dovrat served as a Chairman of Isal Ltd. and as a Director of Technomatix Technologies Ltd. . Until 2004 he served as a Chairman of Alvarion Ltd. . From 1992 to 1998.Mr. Dovrat was the chairman of the Dovrat, Shrem & Co. S.A., an investment banking firm established in 1991, as well as a Director of Domicar Ltd., Investment Company of Bank Hapoalim Ltd., Oshap Technologies Ltd. and Ordan Industries Ltd. Until 1991 Mr. Dovrat served as managing Director of Clal (Israel) Ltd., one of Israel's largest public investment companies.

        HARVEY M. KRUEGER has served as a Director of Delta Galil since August 1999. Mr. Krueger is Vice Chairman of Lehman Brothers and has been involved with that firm and Kuhn Loeb & Co., one of its constituent firms, since 1959. Mr. Krueger currently serves as a Director of Automatic Data Processing Inc., Chaus Inc., and is also Chairman of Stockton Partners Inc. In addition, Mr. Krueger is former Chairman of the Peres Center for Peace, former Chairman of Cooper-Hewitt National Design Museum and the Smithsonian Institution, former and honorary Chairman of the Hebrew University of Jerusalem, and a member of the Board of Directors of and Beth Israel Medical Center (NY) and Continuum Health Partners.

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

        GIORA MORAG has served as a director of Delta Galil since September 2003. Mr. Morag worked at Bank Hapoalim B.M., for 27 years, until 2002. Mr. Morag held a variety of managerial positions during his career, most recently as the General Manager of the bank's UK branches. From 1996 to 1999 Mr. Morag served as General Manager of American Israel Bank Ltd,. a wholly owned subsidiary of Bank Hapoalim. Mr. Morag studied economics and political science at the Hebrew University.

        AMNON NEUBACH has been an independent business consultant since 1997. From January 2001 until May 2003, Mr. Neubach served as the Chairman of the Board of Directors of Pelephone Communications Ltd., an Israeli mobile phone company. From 1995 to 1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990 to 1994 he served as the Minister of Economic Affairs at the Israeli Embassy in Washington, D.C. Mr. Neubach serves as an external director of Mind CTI Ltd. (Nasdaq: MNDO), a software company, Aspen Building and Development Ltd. (TASE: ASBD), a real estate company, and Arelnet Ltd. (TASE: ARNT), a VOIP switch company; and as a director of Direct Insurance
- IDI Ltd., a private Israeli insurance company. Mr. Neubach received a B.A. in economics and business administration and an M.A. in Economics from Bar-Ilan University.

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

        MARK SILVER has been a director since June 2005. He has been Executive Director - Corporate Development of Sara Lee Corporation since October 2003. From July 2000 until October 2003, Mr. Silver was Chief Counsel - Mergers & Acquisitions of Sara Lee Corporation. Mr. Silver joined Sara Lee in 2000 after being an attorney with the law firm Kirkland & Ellis. Mr. Silver earned a Bachelor of Arts degree in political science from the University of Illinois and a J.D. from Harvard Law School.

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

        ANN E. ZIEGLER has served as a Director of Delta Galil since July 1998. Ms. Ziegler is a Senior Vice President for Sara Lee Corporation and CFO and SVP-Administration of Sara Lee Food and Beverage. From March 2003 to March 2005, Ms. Ziegler was CFO and SVP-Administration of Sara Lee Bakery Group and from October 2000 until March 2003, Ms. Ziegler was Senior Vice President - Corporate Development for Sara Lee Corporation. Ms. Ziegler joined Sara Lee in 1993 after being an associate with the law firm Skadden, Arps, Slate, Meagher & Flom. Ms. Ziegler serves on the Board of Directors of Unitrin Inc., Lifeline Theater and Chicago Shakespeare Theatre. Ms. Ziegler earned a Bachelor of Arts Degree from the College of William and Mary and a J.D. from the University of Chicago Law School.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The directors of Delta Galil, other than Dov Lautman who is also an employee of Delta Galil, and the directors designated by Sara Lee, receive a fixed annual compensation of approximately $8,200 for their services on the board of directors or on any committee thereof. In addition, a sum of approximately $300 is paid for attending each Board meeting. In 2004, Delta Galil's expenses for directors' compensation amounted to a total of approximately $97,000.The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and executive officers of Delta Galil as a group for the year ended December 31, 2004.

                                               SALARIES, DIRECTORS' FEES,          PENSION, RETIREMENT AND
                                                 COMMISSIONS AND BONUSES               SIMILAR BENEFITS
                                                 -----------------------               ----------------
All directors and executive officers
(consisting of
24 persons).........................                   $3.9 million                      $0.3 million

        As of June 20, 2005, 707,713 options to purchase Delta Galil's ordinary shares were outstanding to certain executive officers and key employees (consisting of 9 persons who were granted options). See "Stock Option Plans" below and note 10 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

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

EMPLOYEES

        As of December 31, 2004, Delta Galil employed approximately 14,200 employees of these, approximately 12,000 were engaged in production, and the remainder performed administrative, marketing, logistics and other functions.

        The following table shows the geographical distribution of Delta Galil's employees, as of December 31, 2004:

        COUNTRY                                 NUMBER OF EMPLOYEES
        -------                                 -------------------
        Egypt                                           4,355
        Israel                                          2,930
        Jordan                                          2,452
        Honduras                                        1,973
        United States                                   1,015
        Far East (mainly Thailand)                        913
        United Kingdom                                    220
        Hungary                                           117
        Canada                                            207
        Other                                              18
                                                       ------
        Total                                          14,200
                                                       ======

        Following restructuring plans implemented by the Company during the first half of 2005, the number of employees in Israel has decreased to approximately 2,550 as of May 15,2005.

        Many factory employees are eligible for bonuses based upon the number of units such employees produce in any given day. Delta Galil has not experienced any significant labor stoppages.

        Certain collective bargaining agreements between the General Federation of Labor in Israel, known as the "Histadrut," and the Coordination Bureau of Economic Organizations (including the Industrialists' Association of Israel) are applicable to Delta Galil's employees in Israel. In addition, a collective bargaining agreement relating to members of the Industrialists' Association, which governs employee relations in the textile and clothing industry, applies to all of Delta Galil's textile employees in Israel. These agreements concern, among other things, the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, under these agreements, the wages of most of Delta Galil's employees are automatically adjusted in accordance with the cost-of-living adjustments as determined on a nationwide basis and under agreements with the Histadrut based on changes in the Israeli consumer price index. The amounts and frequency of such adjustments are modified from time to time.

        Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Delta Galil currently funds its on-going severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the Israeli National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. Until June 30, 2005 the payments to the National Insurance Institute are determined progressively in accordance with the wages and range from 10.4% to 16.3% of wages, of which the employee contributes between 43% and 64% and the employer contributes the balance. Due to a change in the Israeli National Insurance Law, starting July 1, 2005, these payments will be increased gradually until January 1, 2009 and the range will be 7.69% to 15.81% of wages, of which the employee contributes between 59% and 66%. A majority of Delta Galil's permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Delta Galil generally contributes up to 15.8% (depending on the employee) of base wages to such plans and the permanent employees contribute 5.0% of their base wages.

        In addition, some employees of Delta Galil's U.S. subsidiary are subject to a collective bargaining agreement.

SHARE OWNERSHIP

        See table under Item 7: "Major Shareholders and Related Party Transactions" below.

STOCK OPTION PLANS

        Delta Galil has four stock option plans and has separately issued options to one executive. The total shares that may be issued upon exercise of all outstanding options represent approximately 9% of the outstanding share capital of Delta Galil after taking into account shares issuable upon exercise of these options, as of May 15, 2005. In May 1998, Delta Galil adopted an option plan to retain and attract qualified persons as employees and officers and to motivate such persons by providing them with an equity participation. The stock option plan is designed to afford the participants tax benefits under Section 102 of the Israeli Income Tax Ordinance.

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

        As of December 31, 2004, Delta Galil had outstanding under this plan options to purchase up to 65,696 ordinary shares at an exercise price of $8.297 per ordinary share, converted to NIS on the date of the exercise. The exercise price is equal to 90% of the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval of the plan. All of these options were granted to executive officers of Delta Galil and its subsidiaries.

        In addition, Delta Galil has granted to Arnon Tiberg, Delta Galil's President and Chief Executive Officer, options to acquire 100,000 ordinary shares. The options were approved by the board of directors and the audit committee in September 1998, and at a shareholders' meeting on October 14, 1998. The option's exercise price is $7.90 per share converted to NIS on the date of the exercise. The exercise price is equal to 90% of the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval of the plan. As of December 31, 2004 all of the said options are fully vested. As of December 31, 2004, Delta Galil had outstanding under this plan options to purchase up to 50,000 ordinary shares.

        In June 2000, Delta Galil adopted a new stock option plan. Under the new plan, options to purchase 809,000 ordinary shares, including an additional 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer, will be granted to 70 employees. As of June 20, 2005, 121,875 options that were granted to 19 employees were forfeited, upon the termination of their employment. The options vest over a three-year period and have an exercise price of $21.07, equal to the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval. The options are to be held in trust by Investec Clali Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Income Tax Ordinance.

        In October 2002 Delta Galil adopted a fourth stock option plan, under which options to purchase up to 1,100,000 ordinary shares may be granted. Under the new plan, options to purchase up to 1,004,500 ordinary shares were granted to 97 employees, including an additional 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer. The options vest over a four-year period and have an exercise price of $9.00. The options are to be held in trust by Investec Clali Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Israeli Income Tax Ordinance. The options vest in four equal batches. The first, second, third and fourth batches will vest in November 2003, 2004, 2005 and 2006 respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. In May 2003 the Company granted 30,000 options to three employees of the group at an exercise price of $10.76. The options are exercisable over a three years period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. On March and August 2004 the Company granted 80,000 and 30,000 options respectively to six and one employees of the group respectively at an exercise price of $15.35 and $12.74, respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. All options granted after January 1, 2003 may be exercised only following the elapse of two years after the end of the year in which the options were granted. As of June 20, 2005 options to purchase an additional 75,750 shares remain available for grant under the plan. As of June 20, 2005, 120,250 options that were granted to fourteen employees were forfeited upon the termination of their employment.

        As of June 20, 2005, 1,827,071 options to purchase Delta Galil's ordinary shares were outstanding to certain executive officers and key employees (consisting of 110 persons who were granted options).

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The following table sets forth stock ownership information (including all ordinary shares represented by ADSs) as of June 26, 2005, with respect to:

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

                                                      NUMBER OF             PERCENT OF
                                                   ORDINARY SHARES        ORDINARY SHARES
         NAME                                     BENEFICIALLY OWNED       OUTSTANDING(1)
         ----                                     ------------------       --------------
         Dov Lautman(2)                                4,644,993                24.8%
         Sara Lee International Corporation            4,256,537                22.8%
         Bank Leumi Le Israel Ltd                      1,476,987                 7.9%
         Arnon Tiberg(3)                                 497,588                 2.7%
         Amior Vinocourt(4)                               63,501                 0.3%
         Aharon Dovrat                                    20,050                0.05%
         Harvey Krueger                                    5,000                0.03%

        (1) Based on 18,695,165 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.
        (2) Includes 3,264,336 shares held by Nichsei Adinoam Ltd. and 1,380,657 shares held by N.D.R.L. Investments (1998) Ltd., each of which is a company controlled by Dov Lautman.
        (3) Includes 439,150 shares held by Ha'lakucah Ha'Neeman (65) Ltd., a company controlled by Mr. Tiberg. Arnon Tiberg was also granted options to acquire 300,000 ordinary shares. Options to acquire 100,000 ordinary shares have an exercise price of $7.90 per share converted to NIS on the date of the exercise, and vest in four equal tranches over three years commencing in November 1998, of them 50,000 have been exercised during 2003. Options to acquire an additional 100,000 ordinary shares have an exercise price of $21.07 per share converted to NIS on the date of the exercise, and vest in four equal tranches over three years commencing in August 2000. All of these options are exercisable commencing on the date that is two years after the date such options vested and expire five years after vesting. Options to acquire an additional 100,000 Ordinary Shares have an exercise price of $9.00 per share converted to NIS on the date of the exercise. These options vest in equal tranches over four years commencing in November 2003, and expire three years after vesting. The first two tranches are not exercisable until November 2004.
        (4) Held through Vinocourt Achzakot Ltd., a company controlled by Mr. Vinocourt.

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

        As of June 20, 2005, the Lautman Group owned 24.8% and Sara Lee owns 22.8% of the outstanding ordinary shares of Delta Galil.

        As of June 20, 2005, Delta Galil has 25 shareholders of record resident in the United States, accounting for 24.7% of the outstanding ordinary shares.

RELATED PARTY TRANSACTIONS

    SALES TO SARA LEE AFFILIATES

        Delta Galil derived 0.2% of its revenues in 2004 from sales to subsidiaries of Sara Lee that own or license brands, such as Dim and Playtex. Delta Galil believes that these sales were on terms no less favorable to Delta Galil than sales to other third parties.

        See "Item 10: Additional Information--Approval of Related Party Transactions under Israeli Law."

ITEM 8:     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Delta Galil's consolidated financial statements included in Item 18 of this annual report. No significant change has occurred since the date of the consolidated financial statements included herein, except as otherwise described in this report or in other published reports of Delta Galil.

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

        Following is a breakdown of dividends per ordinary share paid in the last four fiscal years:

                 2001            2002           2003           2004
                 ----            ----           ----           ----
                $0.30           $0.37          $0.52          $0.45
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

        The table below sets forth for the periods indicated (i) the high and low last reported prices of the ordinary shares (in nominal NIS and dollars) on the TASE, and (ii) the high and low sales prices of the ADSs as reported on the Nasdaq since December 2000. The translation into dollars is based on the daily representative rate of exchange on the last day of each period, as published by the Bank of Israel.


                                                     ORDINARY SHARES                      ADS
                                     ------------------------------------------        EQUIVALENTS
                                                   HIGH                  LOW         HIGH        LOW
                                         NIS        $          NIS        $           $           $
                                         ---        -          ---        -           -           -
YEAR ENDING DECEMBER 31, 2000:         101.57     24.98       48.05     11.71       25.19       11.75
YEAR ENDING DECEMBER 31, 2001:          59.18     14.38       33.33      7.64       14.63        7.58
YEAR ENDING DECEMBER 31, 2002:          49.35     10.99       32.89      6.76       10.83        6.69
YEAR ENDING DECEMBER 31, 2003:
    First Quarter.............          55.46     11.47       46.71      9.76       11.15        9.33
    Second Quarter............          62.60     14.45       51.14     10.98       13.67       10.81
    Third Quarter.............          67.60     15.22       58.30     13.14       14.51       12.83
    Fourth Quarter............          76.80     17.19       64.12     14.53       16.97       14.37
YEAR ENDING DECEMBER 31, 2004:
      First Quarter...........          74.40     16.81       66.60     14.72       15.72       14.31
      Second Quarter..........          72.60     16.14       66.60     14.72       16.15       13.91
      Third Quarter...........          72.82     16.25       52.75     11.63       15.48       11.76
      Fourth Quarter..........          55.10     12.34       40.20      9.19       12.65        9.35
MOST RECENT SIX MONTHS
      December 2004...........          46.27     10.70       40.53      9.28       10.82        9.41
      January 2005............          48.38     11.05       42.86      9.74       11.20        9.90
      February 2005...........          48.19     11.01       45.47     10.44       11.35       10.50
      March 2005..............          47.80     11.04       38.92      8.89       11.16        9.14
      April 2005..............          40.69      9.32       39.51      9.05        9.62        8.84
      May 2005................          41.67      9.53       36.18      8.26        9.81        8.20

        As of June 23, 2005, the last reported price of the ordinary shares on the TASE was NIS 31.34 ($6.92) and on June 22, 2005 the last reported price per ADS on Nasdaq was $ 6.85. Fluctuations in the exchange rate between the NIS and the dollar may affect the price of the ordinary shares on the TASE and, as a result, may affect the market price of the ADSs in the United States.

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

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

        The Companies Law governs the relationships between a company and its "OFFICE HOLDERS." Under the Companies Law, an Office Holder is a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title or any other manager directly subordinate to the general manager.

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

        The Companies Law requires that an office holder and any controlling shareholder promptly disclose to the company any personal interest that he may have, including disclosure of any corporation in which he is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager. In addition, an office holder and any controlling shareholder must disclose any and all material information known to him, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an "EXTRAORDINARY TRANSACTION", the office holder or controlling shareholder must also disclose any personal interest held by such person's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. An Extraordinary Transaction is a transaction that is not in the company's ordinary course of business, or not at market terms or that may materially affect the company's profitability, assets or liabilities.

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

        The Companies Law provides that transactions between a company and its office holders, , as well as transactions with a company in which an office holder has a personal interest, which are not Extraordinary Transactions, require the approval of the board of directors, unless another manner of approval is provided by the articles of association. The transaction may not be approved if it is adverse to the company's interest. All arrangements as to compensation of the General Manager, the Chief Executive Officer and the President require approval of Delta Galil's board of directors. Unless otherwise determined by the board of directors, the compensation arrangements of office holders, other than the directors, General Manager, CEO and/or President, are at the discretion of the General Manager of Delta Galil. With respect to transactions that are related to the terms of service of a director see "SHAREHOLDER APPROVAL" below.

    AUDIT COMMITTEE AND BOARD APPROVAL

        The Companies Law requires approval by both the audit committee and the board of directors for, inter alia, the following types of actions or transactions:

        o proposed transactions in which an office holder has a direct or indirect personal interest and which is beyond the scope of the ordinary course of the company's business, which is not in accordance with market conditions or which may materially influence the earnings, assets or liabilities of the company; and

        o transactions concerning exculpation, indemnification or insurance of an office holder, other than a director.

    SHAREHOLDER APPROVAL

        The Companies Law also provides that, in addition to approval of the audit committee and the board of directors, the shareholders must approve the following, unless there in the Companies Law or the regulations promulgated thereunder provides an exemption for such a case:

        o an Extraordinary Transaction between a public company and a controlling shareholder, including a private placement;

        o an Extraordinary Transaction with a third party in which a controlling shareholder of the company has a personal interest;

        o the terms of employment of a controlling shareholder (or of such person's spouse, siblings, parents, grandparents, offspring, spouse's offspring and the spouses of any of the foregoing), if he is an employee of the company; and if he is an office holder of the company - the terms of his engagement or service; and

        o terms of service of directors, including exculpation, indemnification, insurance or compensation and terms of their employment in other positions in the company).

        The shareholder approval required for such an Extraordinary Transaction must constitute at least one-third of the voting shareholders who have no personal interest in the transaction and does not include abstentions. The transaction can be approved by shareholders without the required one-third approval, if the total holdings of those shareholders who have no personal interest and voted against the transaction do not represent more than 1% of the voting rights in the company.

BORROWING POWERS

        Article 50 of Delta's Articles of Association provides that Delta Galil may, from time to time, at its discretion, borrow or secure the payment of any sum or sums of money for its purposes. Article 51 provides that Delta Galil may raise the funds for or secure the repayment of such sums in such manner, at such times and upon such terms and conditions as it deems fit and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages or charges, on the present or future property of Delta Galil, including its uncalled capital at that time and its called but unpaid capital.

CHANGE OF CONTROL

        The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company or if the acquisition is from a shareholder that holds 25% or more of the voting rights of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights of the company, unless there is another person holding at that time more than 45% of the voting rights of the company or if the acquisition is from a shareholder that holds 45% or more of the voting rights of the company.

        The Companies Law provides that mergers require the approval of the board of directors and the shareholders of the merging parties. Under a recent amendment to the Companies Law, a merger with a wholly owned subsidiary does not require the approval of the target company's shareholders. Furthermore, a merger does not require approval of the surviving company's shareholders if (i) the merger does not require amending the surviving company's memorandum of association or articles of association and (ii) the surviving company does not transfer more than 25% of its voting power as a result of the merger and pursuant to the transfer no shareholder would become a controlling shareholder. Approval of the surviving company's shareholders would, nevertheless, be required if the other party to the merger, or a person holding more than 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, holds any shares of the surviving company. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party, or by any person, including that person's relatives and any company that person controls, who holds 25% or more of the shares or has the right to appoint 25% or more of the directors of the other party, have voted against the merger. Shareholder approval of mergers will be by a simple majority vote cast at a general meeting of shareholders, not counting abstentions.

SHAREHOLDER MEETINGS

        Annual general meetings of shareholders are held once every year at such time, within a period of not more than 15 months after the last annual general meeting, and convene at such place as determined by the board of directors. The board of directors may call an extraordinary general meetings of shareholders and is obligated to do so upon a written request in accordance with the Companies Law as described below. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request by two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company. Delta Galil generally must give advanced notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting.

    QUORUM; VOTING RIGHTS; RECORD DATE

        The required quorum for any general meeting is two or more shareholders present in person or by proxy and holding at least thirty-three and one-third percent (331/3%) of the issued voting shares. On all matters submitted to a vote of shareholders, holders of ordinary shares have one vote for each ordinary share. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the board of directors can set a record date for the purpose of a shareholder vote. The record date may be between four and twenty one days before the date of the meeting.

DIRECTORS

    ELECTION OF DIRECTORS

        Delta Galil's ordinary shares do not have cumulative voting rights with regard to the election of directors. As a result, the holders of ordinary shares that represent at least 51% of the voting power have the power to elect all the directors. Directors are elected annually by the shareholders at the annual meeting. Directors hold office until the conclusion of the next annual meeting or until their removal or resignation at an earlier date. A director is not required to retire at a certain age and need not be a shareholder of Delta Galil.

    MEETINGS OF THE BOARD OF DIRECTORS

        The required quorum for any Board at least thirty percent (30%) of the current number of directors.

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

    DISTRIBUTION OF DIVIDENDS

        Delta Galil's ordinary shares are entitled to the full amount of any cash or share dividend, declared by the Company. Delta Galil may declare a dividend to be paid to the holders of ordinary shares in accordance with their rights and interests in the profits of Delta Galil. In the event of liquidation, after satisfaction of liabilities to creditors, the assets of Delta Galil will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by a special resolution of the shareholders of Delta Galil.

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

MATERIAL CONTRACTS

        During 2004, Delta Galil completed the acquisition of Burlen Corporation. For a description of this acquisition see Item 4 "Informaiton on the Company - Recent Acquisitions".

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

ISRAELI TAXATION

        Following is a short summary of the tax regime applicable to corporations in Israel, with special reference to its effect on Delta Galil. This discussion also includes specified Israeli tax consequences to holders of our ordinary shares and Israeli Government programs benefiting us. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

    CORPORATE TAX RATE

        The regular tax rate in Israel in 2004 is 35%. This rate is currently scheduled to decrease as follows: in 2005-34%, 2006-32%, 2007 and onward-30% for undistributed earnings. However, the effective tax rate of a company, which derives income from an approved enterprise, may be considerably less, as further discussed below.

    LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969 (THE "INDUSTRY ENCOURAGEMENT LAW")

        Delta Galil believes that it currently qualifies as an Industrial Company pursuant to the Industry Encouragement Law. As such, Delta Galil qualifies for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at the rate of 12.5% per annum and the right to file consolidated tax returns. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as Delta Galil which qualify as an Industrial Company can claim special rates of depreciation such as up to 40% on a straight line basis for industrial equipment.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. Delta Galil cannot assure you that it presently qualifies as an "Industrial Company," it will continue to qualify as such in the future, or that the benefits will be granted in the future.

    LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (THE "INVESTMENT
LAW")

        Industrial projects of Delta Galil have been granted the status of an "Approved Enterprise" under the Investment Law. This law provides that capital investments in production facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific program, based upon criteria set in the certificate of approval. In the event that Delta Galil, which has been granted Approved Enterprise status, is operating under more than one approval or that its capital investments are only partly approved (a "Mixed Enterprise"), its effective corporate tax rate will be the result of a weighted combination of the various applicable rates.

        Income derived from an Approved Enterprise is subject to a tax rate of 25%, rather than the usual rate in 2005 of 34% (as mentioned above, gradually scheduled to be reduced to 30% in 2007), for a period of seven years, commencing with the year in which the Approved Enterprise first generates taxable income.

This period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Income derived from an Approved Enterprise located in Area A, which have been approved after January 1, 1997 are exempt from income tax in the first two years.

        Delta Galil first derived income from some of the abovementioned Approved Enterprises in 1999. In the said years, Delta Galil used tax benefits estimated at approximately $ 1.6 million. Due to losses for tax purposes accumulated prior to 1999 and in the years 2000 - 2004, Delta Galil had not used any of the tax benefits to which it is entitled under these government programs in these years, except with respect to accelerated depreciation on real estate property. The remaining tax benefits may be available for use in future years.

        Under the Approved Enterprise programs, Delta Galil has received grants totaling $ 1.6 million in 2002, $ 1.1 million in 2003 and $1.1 million in 2004. The government of Israel has gradually reduced the investment grants available from 38% of eligible capital expenditures in 1996 to 24% of eligible capital expenditures in 1998 and thereafter.

        This lower grant rate applies to any applications in 1998 or thereafter. There can be no assurance that the Israeli government will not further reduce these investment grants.

        Delta Galil is a "Foreign Investors Company" ("FIC"), as defined by the Investment Law, and is entitled to extended period of ten years (rather than seven years), commencing with the year in which the Approved Enterprise first generates taxable income. This ten-year period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Unless extended, Benefits under the Investment Law are granted to enterprises seeking approval not later than January 1, 2005. Delta Galil cannot assure you that it will continue to qualify as an FIC in the future, or that the benefits will be granted in the future.

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

        The Israeli Government has enacted legislation in April 2005 that extensively changes the Investment Law. However, according to a provision in this legislation, changes in the Investment Law should not affect approved enterprises plans that were approved as of December 31, 2004 or investments made as of December 31, 2004. For the meantime, this would seem to preserve the benefits for Delta Galil's approved enterprises, as described above. However, there is currently no administrative or judicial guidance relating to the new legislation. Additionally, there are indications that some of the new sections may undergo revision or technical correction. Accordingly, Delta Galil provides no assurances regarding the ongoing application of the Investment Law to current or future Approved Enterprises.

        TAXATION OF NON-ISRAELI SUBSIDIARIES

        Non- Israeli subsidiaries are generally taxed based on the tax laws in their countries of residence.

        CAPITAL GAINS AND INCOME TAXES APPLICABLE TO ISRAELI SHAREHOLDERS

        Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (1) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (2) we qualified as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 5729-1969. We believe that we currently qualify as an Industrial Company, but no assurance can be given that we will continue to qualify as an Industrial Company.

        Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in : (1) companies publicly traded on the Tel Aviv Stock Exchange; or (2) Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel as defined in income tax order (definition stock exchange), 2004; or (3) companies dually traded on both the Tel Aviv Stock Exchange and Nasdaq or a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (1) dealers in securities; or (2) shareholders that report in accordance with the Inflationary Adjustments Law, (3) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement); (4) a sale to a related party.

        The tax basis of shares acquired prior to January 1, 2003, with respect of which the shareholders had been exempt from capital gains tax prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Beginning January 1, 2005, 15% tax rate applies to real capital gains derived from a sale of Non-Israeli tradable shares subject to the limitations described above. A non-Israeli tradable shares are: shares traded in a recognized stock exchange outside of Israel, except for (a) Israeli companies shares; (b) non Israeli companies shares dually traded on both the Tel Aviv Stock Exchange and a foreign stock exchange or a regulated market outside of Israel. Concerning non-Israeli tradable shares that were purchased before January 1, 2005, a 35% tax rate applies to real capital gain derived from the sale of the shares, which attributed to the holding period up to December 31, 2004 and 15% to reminder of the capital gain. The total real capital gain is divided to the aforementioned periods on a linear basis.

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

        Under an amendment to the Inflationary Adjustments Law, effective January 1, 1999, corporate investors that hold listed securities (other than corporations solely owned by individuals), will generally be subject to the provisions of the Inflationary Adjustments Law. The Inflationary Adjustments Law stipulates a comprehensive set of rules for determining the gains or losses from the sale of listed securities. Gains from sale of negotiable shares which are subject to the Inflationary Adjustments Law, are taxable at the regular corporate tax rate. A literal reading of the Inflationary Adjustments Law, may suggest that its provisions also apply to foreign corporations, although the foreign corporation may have no activity in Israel other than the shareholding in an Israeli company. Consequently, unless a tax treaty exemption is applicable, the capital gain exemption available for individual shareholders may not apply.

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

        Any dividends paid by us to a US holder on the ordinary shares or ADSs will be treated as foreign source income and will be categorized as "passive income" or, in the case of certain US holders, "financial services income" for US foreign tax credit purposes. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute "passive category income" or, in the case of certain US holders, "general category income". Subject to the limitations in the Code, as modified by the US Treaty, a US holder may elect to claim a foreign tax credit against its US federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credit for US holders of ADSs. Accordingly, the discussion above regarding the creditability of the Israeli withholding tax on dividends could be affected by future actions that may be taken by the US Treasury. US holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a US holder of ordinary shares or ADSs, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

        Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs, should constitute qualified dividend income for US federal income tax purposes. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual US holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

    DISPOSITION OF ADSS OR ORDINARY SHARES

        Upon the sale or other disposition of ADSs or ordinary shares, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the disposition and such Holder's adjusted tax basis in the ADSs or ordinary shares. Gain or loss upon the disposition of the

ADSs or ordinary shares will be long-term if, at the time of the disposition, the holding period for the ADSs or ordinary shares exceeds one year. Long-term capital gains realized by U.S. Holders that are individuals are generally subject to a marginal U.S. federal income tax rate that is lower than the ordinary marginal income tax rate. The deductibility of capital losses by a U.S. Holder is subject to limitations.

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

    PASSIVE FOREIGN INVESTMENT COMPANY

        A non-US corporation will be classified as a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition or certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2004. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as "qualified dividend income" (as discussed above).

        Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares or ADSs.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

        Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

ITEM 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2004, Delta Galil derived 31% of its revenues from customers in pound sterling, 8% of its revenue were in NIS, and 10% were in euros. More than 10% of Delta Galil's expenses were in NIS in 2004.

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

        As of December 31, 2004, Delta Galil had not entered into hedging transactions. In 2004, Delta Galil carried out sales of the pound sterling and the Euro in the amount of $72 million and $8 million, respectively. The loss on these transactions amounted to $2.3 million. $1.7 million of that loss is reflected in revenues, and $0.6 million, which reflects the ineffective portion of changes in the fair value is presented among financial expenses.

        Based on current sales volumes, expenses and exchange rates, each one percent devaluation in pound sterling or euro against the dollar would result in a decrease of approximately $1.4 million or $0.4 million, respectively, in Delta Galil's yearly operating income, and a strengthening of the pound sterling or euro would have the opposite effect. Each one percent appreciation of the NIS against the dollar would result in a decrease of $0.3 million in yearly operating income, and a devaluation of the NIS would have the opposite effect. Delta Galil's bank debt generally is denominated in U.S. dollars, and, therefore, is not materially exposed to changes in currency exchange rates.

        For further discussion of Delta Galil's use of financial derivatives and instruments in the management of risks relating to currency and interest rate fluctuations, see notes 1(r) and 13 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

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

ITEM 16:

ITEM 16A:   AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors and the Audit Committee have determined that Amior Vinocourt is an independent director under the definition of independence under the rules of the Nasdaq National Market, and that Mr. Vinocourt is the financial expert serving on the Audit Committee of Delta Galil.

ITEM 16B:   CODE OF ETHICS

        Delta Galil has adopted a code of ethics applicable to all employees and directors. A copy is available upon request to the Chief Financial Officer, Delta Galil Industries Ltd., 2 Kaufman Street, Tel-Aviv 68012, Israel.

ITEM 16C:   PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Delta Galil paid the following fees to Pricewaterhouse Coopers during the last two fiscal years:

                                       2003           2004
                                       ----           ----
Audit fees                           $385,660       $383,000
Tax fees                               75,000         67,000
                                     --------       --------
Total                                $460,660       $450,000
                                     ========       ========

        Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings. Tax fees consist of audit work performed in the preparation of tax returns and other tax planning.

POLICY ON PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

        Delta Galil's audit committee charter provides that the audit committee shall approve in advance all audit services and all non-audit services provided by the independent registered public accounting firm based on a policy attached to the charter.

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

ITEM 16D:   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None

ITEM 16E:   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

Not applicable.

                                    PART III

ITEM 17:    FINANCIAL STATEMENTS

Not applicable

ITEM 18:    FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-49 hereof.

ITEM 19:    EXHIBITS

(A)     INDEX TO CONSOLIDATED FINANCIAL STATEMENTS PAGE

        Report of Independent Registered Public Accounting Firm.....................................  F-2
        Consolidated Statements of Income for the Years Ended December 31, 2002, 2003 and 2004......  F-3
        Consolidated Balance Sheets at December 31, 2002 and 2003...................................  F-4
        Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31,
           2002, 2003 and 2004......................................................................  F-6
        Consolidated Statements of Cash Flows for the Years Ended December 31, 2002,2003 and 2004...  F-7
        Notes to Consolidated Financial Statements..................................................  F-10
        Schedule I..................................................................................  F-51
        Reports of Independent registered public accounting firms with respect to consolidated subsidiaries.............................................................................  F-52

(B)     EXHIBITS

1.1     Memorandum of Association, as amended**

1.2     Articles of Association**

2.1     Form of Deposit Agreement and ADR*

4.1 Stock Purchase Agreement dated as of December 8, 2004 by and among Steven Klein, Kristina Nettesheim, and Gary Beggs, as selling shareholders and Delta Galil Industries Ltd. and Delta Galil USA Inc. as Purchaser relating to the acquisition of Burlen Corp. +

4.2 Second Amended and Related Credit and Security Agreement dated as of December 9, 2004 by and among Delta Galil USA Inc., as Borrower; Bank Leumi USA and Bank Hapoalim B.M., as Lenders and Bank Leumi USA, as Agent.

4.3 Agreement for Purchase and Sale of Stock of Auburn Hosiery Mills, Inc. dated October 30, 2003, by and among Delta Galil USA Inc., Delta Galil Industries Ltd., Delta Galil Holland B.V., CGW Holdings, Inc., GCI Spainco, S.L. and Kellwood Company ****

4.4     Option Plan to 13 employees of Delta Galil and/or its subsidiaries*

4.5     Option Plan to Arnon Tiberg*

4.6     Option Plan to 70 employees of Delta Galil and/or its subsidiaries***

4.7     Delta Galil Industries Ltd. 2002 Share Option Plan*****

4.8     Form of Indemnification Undertaking******

8.1     List of subsidiaries

14.1    Consent of PricewaterhouseCoopers LLP

14.2    Consent of Baker Tilly

14.3    Consent of Ernst and Young

12.1    Section 302 Certification of Arnon Tiberg

12.2    Section 302 Certification of Yossi Hajaj

13.1    Section 906 Certification of Arnon Tiberg

13.2    Section 906 Certification of Yossi Hajaj

-------------------------------
* Previously filed as an exhibit to Delta Galil's Registration Statement on Form F-1 (Registration No. 333-10062) filed with the Securities and Exchange Commission on February 26, 1999 and incorporated herein by reference.
** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No.0-30020) filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference

*** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 333-12608) filed with the Securities and Exchange Commission on September 26, 2000 and incorporated herein by reference.
**** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 23, 2004 and incorporated herein by reference.
***** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 353-102247) filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.
****** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference.
+Portions of this exhibit have been omitted and will be filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

                                    SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                       DELTA GALIL INDUSTRIES LTD.



                                       By:  Yossi Hajaj
                                            -----------
                                       Name: Yossi Hajaj
                                       Title: Chief Financial Officer


Date:   June 27, 2005

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004


                                TABLE OF CONTENTS


                                                                      PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC
   ACCOUNTING FIRM                                                     F-2
CONSOLIDATED FINANCIAL STATEMENTS:
     Statements of income                                              F-3
     Balance sheets                                                  F-4-F-5
     Statements of changes in shareholders' equity                     F-6
     Statements of cash flows                                        F-7-F-9
     Notes to financial statements                                  F-10-F-53


            The amounts are stated in U.S. dollars ($) in thousands.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
DELTA GALIL INDUSTRIES LTD.

We have audited the consolidated balance sheets of Delta Galil Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 12% and 18% of total consolidated assets as of December 31, 2004 and 2003, respectively, and whose revenues included in consolidation constitute approximately 0%, 2% and 10% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. The financial statements of those subsidiaries were audited by other independent registered public accounting firms, whose reports have been furnished to us, and our Opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent registered public accounting firms.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other registered public accounting firms provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent registered public accounting firms, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.


Tel-Aviv, Israel                               Kesselman & Kesselman
   June 27, 2005                        Certified Public Accountant (Isr.)
                                        A member of PricewaterhouseCoopers
                                               International Limited

                                         DELTA GALIL INDUSTRIES LTD.
                                           (An Israeli corporation)
                                      CONSOLIDATED STATEMENTS OF INCOME
                            (U.S. dollars in thousands, except earnings per share)


                                                                               YEAR ENDED DECEMBER 31
                                                                        ------------------------------------
                                                                           2004        2003          2002
                                                                        ----------   ----------   ----------
NET REVENUES                                                             $654,269     $580,130     $567,298
COST OF REVENUES                                                          533,036      463,863      454,211
                                                                        ----------   ----------   ----------
GROSS PROFIT                                                              121,233      116,267      113,087
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES - net              98,646       82,089       84,162
GAIN (LOSS) ON SALE OF ASSETS AND SUBSIDIARY SHARES                           922         3,645         (92)
RESTRUCTURING EXPENSES                                                      1,100         1,007        1,065
                                                                        ----------   ----------   ----------
OPERATING INCOME                                                           22,409        36,816       27,768
FINANCIAL EXPENSES - net                                                    6,231         5,637        5,456
OTHER INCOME - net                                                            958           252          960
                                                                        ----------   ----------   ----------
INCOME BEFORE TAXES ON INCOME                                              17,136        31,431       23,272
TAXES ON INCOME                                                             2,846         7,340        5,779
                                                                        ----------   ----------   ----------
                                                                           14,290        24,091       17,493
SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES - net                      (237)        (300)          158
MINORITY INTERESTS, NET                                                    (1,368)        (439)      (1,025)
                                                                        ----------   ----------   ----------
NET INCOME                                                                $12,685      $23,352      $16,626
                                                                        ==========   ==========   ==========
EARNINGS PER SHARE:
    Basic                                                                    $0.69       $1.28        $0.88
                                                                        ==========   ==========   ==========
    Diluted                                                                  $0.67       $1.24        $0.88
                                                                        ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF SHARES
    (IN THOUSANDS):
    Basic                                                                  18,478        18,313       18,914
                                                                        ==========   ==========   ==========
    Diluted                                                                18,834        18,763       18,927
                                                                        ==========   ==========   ==========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                     F-3


                                    DELTA GALIL INDUSTRIES LTD.
                                     (An Israeli corporation)
                                    CONSOLIDATED BALANCE SHEETS
                                    (U.S. dollars in thousands)


                                                                              DECEMBER 31
                                                                      ---------------------------
                                                                          2004          2003
                                                                      ------------   ------------
                         ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                            $22,150        $17,699
    Accounts receivable:
       Trade                                                             105,129         85,723
       Other                                                              10,627         10,662
    Inventories                                                          183,767        142,984
    Deferred income taxes                                                  3,675          5,464
    Other investment , see note 3                                                         1,682
                                                                      ------------   ------------
           Total current assets                                          325,348        264,214
                                                                      ------------   ------------
INVESTMENTS AND LONG-TERM RECEIVABLES:
    Associated company                                                       455            661
    Funds in respect of employee rights upon retirement                    6,852          6,161
    Long-term receivables, net of current maturities                         226            419
                                                                      ------------   ------------
                                                                           7,533          7,241
                                                                      ------------   ------------
PROPERTY, PLANT AND EQUIPMENT,
    net of accumulated depreciation and amortization                     128,341        124,877
                                                                      ------------   ------------
GOODWILL                                                                  57,920         54,358
                                                                      ------------   ------------
INTANGIBLE ASSET                                                          14,778
                                                                      ------------   ------------
DEFERRED CHARGES, net of accumulated amortization                            577            194
                                                                      ------------   ------------
           Total assets                                                 $534,497       $450,884
                                                                      ============   ============



  ----------------------------    ----------------------------    ----------------------------
           D. LAUTMAN                       A. TIBERG                       G. MORAG
      CHAIRMAN OF THE BOARD                    CEO                          DIRECTOR


                                               F-4


                                    DELTA GALIL INDUSTRIES LTD.
                                     (An Israeli corporation)
                                    CONSOLIDATED BALANCE SHEETS
                                    (U.S. dollars in thousands)


                                                                              DECEMBER 31
                                                                      ---------------------------
                                                                          2004          2003
                                                                      ------------   ------------
               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term bank credit                                               $55,603        $94,560
    Current maturities of long-term bank loans and other liability        27,942         10,436
    Accounts payable and accruals:
       Trade                                                              80,338         54,464
       Other                                                              34,083         48,142
                                                                      ------------   ------------
           Total current liabilities                                     197,966        207,602
                                                                      ------------   ------------
LONG-TERM LIABILITIES:
    Bank loans and other liability, net of current maturities             99,437         14,709
    Liability for employee rights upon retirement                          7,408          6,732
    Deferred income taxes                                                  4,894          6,300
                                                                      ------------   ------------
           Total long-term liabilities                                   111,739         27,741
                                                                      ------------   ------------
COMMITMENTS AND CONTINGENT LIABILITIES, see note 9
           Total liabilities                                             309,705        235,343
                                                                      ------------   ------------
MINORITY INTERESTS                                                         3,711          3,207
                                                                      ------------   ------------
SHAREHOLDERS' EQUITY:
    Ordinary shares of NIS 1 par value
       December 31, 2004 and 2003:
       Authorized - 26,000,000 shares;
       Issued - 19,947,849 shares;
       Issued and paid - 19,901,967 shares and 19,860,211 shares,
           respectively                                                   21,840         21,830
    Additional paid-in capital                                           100,749         99,735
    Retained earnings                                                    108,980        104,607
    Accumulated other comprehensive loss                                    (788)        (2,503)
    Treasury shares, at cost (1,206,802 shares and 1,422,486 shares,
       in December 31, 2004 and 2003, respectively)                       (9,700)       (11,335)
                                                                      ------------   ------------
           Total shareholders' equity                                    221,081        212,334
                                                                      ------------   ------------
           Total liabilities and shareholders' equity                   $534,497       $450,884
                                                                      ============   ============


             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                               F-5


                                                     DELTA GALIL INDUSTRIES LTD.
                                                      (An Israeli corporation)
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                     (U.S. dollars in thousands)


                                                    SHARE CAPITAL                              ACCUMULATED
                                             -----------------------   ADDITIONAL                 OTHER        TREASURY
                                               NUMBER OF                PAID-IN    RETAINED    COMPREHENSIVE    SHARES,
                                                 SHARES    PAR VALUE    CAPITAL    EARNINGS    INCOME (LOSS)    AT COST     TOTAL
                                             ------------ -----------  ---------- ---------  ----------------  ---------  ----------
                                             IN THOUSANDS
                                             ------------
BALANCE AT JANUARY 1, 2002                        19,678      21,792      98,014    81,098             225       (2,940)   $198,189
CHANGES DURING 2002:
    Net income                                                                      16,626                                   16,626
    Losses in respect of derivative
      instruments designated as a
      cash-flow hedge (net of related
      taxes of  $363,000)                                                             (808)                        (808)
    Differences from translation of
      foreign currency financial statements                                                              *                        *
    Additional minimum pension liability
       adjustment (net of related                                                                     (823)                    (823)
       taxes of $540,000)
    Total comprehensive income                                                                                               14,995
    Exercise of employee stock options                 2           *          16                                                 16
    Cash dividend ($0.37 per share)                                                 (6,976)                                  (6,976)
    Cost of acquisition of treasury shares                                                                       (8,395)     (8,395)
                                             ------------ -----------  ---------- ---------  ----------------  ---------  ----------
BALANCE AT DECEMBER 31, 2002                      19,680     $21,792     $98,030   $90,748         $(1,406)    $(11,335)   $197,826
CHANGES DURING 2003:
    Net income                                                                      23,352                                   23,352
    Losses in respect of derivative
      instruments designated as a
      cash-flow hedge (net of related
      taxes of  $474,000)                                                                           (1,134)                  (1,134)
    Differences from translation of
      foreign currency financial  statements                                                             *                        *
    Additional minimum pension liability
      adjustment (net of related                                                                        37                       37
      taxes of $25,000)
    Total comprehensive income                                                                                               22,255
    Exercise of employee stock options               181          38       1,387                                              1,425
    Tax benefit in respect of employee
      stock options exercised                                                318                                                318
    Cash dividend ($0.52 per share)                                                 (9,493)                                  (9,493)
                                             ------------ -----------  ---------- ---------  ----------------  ---------  ----------
BALANCE AT DECEMBER 31, 2003                      19,861     $21,830     $99,735  $104,607         $(2,503)    $(11,335)   $212,334
CHANGES DURING 2004:
    Net income                                                                      12,685                                   12,685
    Gains in respect of derivative
      instruments designated as a
      cash-flow hedge (net of related
      taxes of  $798,000)                                                                            1,715                    1,715
    Differences from translation of
      foreign currency financial statements                                                             45                       45
    Additional minimum pension liability
      adjustment (net of related taxes
      of $30,000)                                                                                      (45)                     (45)
                                                                                                                             ------
    Total comprehensive income                                                                                               14,400
    Exercise of employee stock options                41          10         321                                                331
    Tax benefit in respect of employee
      stock options exercised                                                 79                                                 79
    Reissuance of treasury shares on
      acquisition of Burlen (see note 2a)                                    614                                  1,635       2,249
    Cash dividend ($0.45 per share)                                                 (8,312)                                  (8,312)
                                             ------------ -----------  ---------- ---------  ----------------  ---------  ----------
BALANCE AT DECEMBER 31, 2004                      19,902     $21,840    $100,749  $108,980           $(788)     $(9,700)   $221,081
                                             ============ ===========  ========== =========  ================  =========  ==========

                                                         * Less than $1,000.

                              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                                                F-6


                                                                                                             (Continued) - 1
                                                 DELTA GALIL INDUSTRIES LTD.
                                                  (An Israeli corporation)
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (U.S. dollars in thousands)


                                                                                          YEAR ENDED DECEMBER 31
                                                                                 ------------------------------------------
                                                                                     2004           2003           2002
                                                                                 ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                       $12,685        $23,352        $16,626
    Adjustments to reconcile net income to net cash provided by operating activities:
       Income and expenses not involving cash flows:
           Minority interests in profits of subsidiaries - net                         1,368            439          1,025
           Share in losses (profits) of associated companies, net                        237            300           (158)
           Amounts carried to deferred charges                                          (597)                         (146)
           Depreciation and amortization                                              15,185         14,530         14,082
           Write-down of other investments                                                             634
           Deferred income taxes - net                                                  (279)        (3,555)           440
           Restructuring expenses                                                      1,310            194            414
           Changes in accrued liability for employee rights upon
               retirement                                                              1,023            409             96
           Loss (gain) on amounts funded in respect of employee
              rights upon retirement                                                    (416)           214            624
           Capital loss (gain) on sale of property, plant and equipment
               and subsidiary shares                                                    (922)        (3,645)           313
           Capital gain from realization of other investment                            (958)          (885)          (960)
           Erosion of long-term receivables                                               (6)           (30)
           Exchange differences (erosion) of principal of long-term
              bank loans - net                                                          (180)         1,043             28
                                                                                 ------------   ------------   ------------
                                                                                      15,765          9,648         15,758
                                                                                 ------------   ------------   ------------
       Changes in operating assets and liabilities:
           Decrease (increase) in accounts receivable                                  1,798         15,095        (10,493)
           Increase (decrease) in accounts payable and accruals                       17,004         (5,061)         4,425
           Increase in inventories                                                   (20,078)          (173)           (35)
                                                                                 ------------   ------------   ------------
                                                                                      (1,276)         9,861         (6,103)
                                                                                 ------------   ------------   ------------
    Net cash provided by operating activities - forward                              $27,174         $42,861       $26,281
                                                                                 ------------   ------------   ------------


                                                                                                             (Continued) - 2
                                                 DELTA GALIL INDUSTRIES LTD.
                                                  (An Israeli corporation)
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (U.S. dollars in thousands)


                                                                                          YEAR ENDED DECEMBER 31
                                                                                 ------------------------------------------
                                                                                     2004           2003           2002
                                                                                 ------------   ------------   ------------
Brought forward                                                                      $27,174        $42,861        $26,281
                                                                                 ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of subsidiaries (1)                                                  (56,039)       (10,101)        (5,600)
    Payments related to restructuring costs                                           (4,800)
    Additional payment allocated to goodwill                                          (6,700)        (2,003)
    Purchase of property, plant and equipment                                        (13,484)       (14,925)       (17,728)
    Investment grants relating to property, plant and equipment                        1,074          1,099          1,591
    Other investments                                                                    (58)                          (17)
    Proceeds from sale of property, plant and equipment                                4,318          6,091            494
    Proceeds from realization of other investment                                      2,640          2,567          2,480
    Proceeds from sale of subsidiary shares                                                             250
    Associated company consolidated in previous years (2)                                                               (2)
    Loans granted to employees                                                          (260)          (350)          (408)
    Collection of employees loans                                                        313            345            400
    Long term loans granted                                                              (26)          (221)          (270)
    Amounts funded in respect of employee rights upon
       retirement - net                                                                 (667)        (1,157)          (686)
                                                                                 ------------   ------------   ------------
    Net cash used in investing activities                                            (73,689)       (18,405)       (19,746)
                                                                                 ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Cost of acquisition of treasury shares                                                                          (8,356)
    Long-term bank loans and other long-term liabilities                             119,000                        11,000
    Decrease in long-term loans and other long-term liabilities                      (10,430)       (10,335)       (10,391)
    Dividend to the Company's shareholders                                            (8,312)        (9,493)        (6,976)
    Dividend to minority shareholders in a subsidiary                                   (863)          (778)          (500)
    Short-term bank credit - net                                                     (48,890)        (2,067)        10,401
    Proceeds from exercise of options granted to employees
      and the company's CEO                                                              331          1,425             16
                                                                                 ------------   ------------   ------------
    Net cash provided by (used in) financing activities                               50,836        (21,248)        (4,806)
                                                                                 ------------   ------------   ------------
    TRANSLATION DIFFERENCES ON CASH AND
         CASH EQUIVALENTS OF FOREIGN
         CURRENCY CONSOLIDATED SUBSIDIARY                                                130              *
                                                                                 ------------   ------------   ------------
    NET INCREASE IN CASH AND CASH EQUIVALENTS                                          4,451          3,208          1,729
    CASH AND CASH EQUIVALENTS AT BEGINNING
         OF YEAR                                                                      17,699         14,491         12,762
                                                                                 ------------   ------------   ------------
    CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $22,150        $17,699        $14,491
                                                                                 ============   ============   ============

                                                     * Less than $1,000.

(1), (2) See next page for details.


                                                                                                             (Concluded) - 3
                                                 DELTA GALIL INDUSTRIES LTD.
                                                  (An Israeli corporation)
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (U.S. dollars in thousands)


                                                                                          YEAR ENDED DECEMBER 31
                                                                                 ------------------------------------------
                                                                                     2004           2003           2002
                                                                                 ------------   ------------   ------------
    SUPPLEMENTARY DISCLOSURE OF CASH FLOW
      INFORMATION - CASH PAID DURING THE
      YEAR FOR:
      Interest                                                                        $4,133         $3,660         $3,870
                                                                                 ============   ============   ============
      Income taxes                                                                    $3,169         $9,478         $6,748
                                                                                 ============   ============   ============

(1) ACQUISITION OF SUBSIDIARIES, SEE ALSO NOTE 2:
    Assets and liabilities of the subsidiaries upon acquisition:
      Working capital (excluding cash and cash equivalents)                          $29,944         $2,091           $500
      Long-lived assets                                                                9,636          6,642          4,347
      Intangible asset                                                                14,778
      Goodwill arising on acquisition                                                  4,930          1,368            753
                                                                                 ------------   ------------   ------------
                                                                                      59,288         10,101          5,600
                                                                                 ------------   ------------   ------------
    Reissuance of treasury shares                                                      2,249
    Amount payable                                                                     1,000
                                                                                 ------------   ------------   ------------
    Cash paid - net                                                                  $56,039        $10,101         $5,600
                                                                                 ============   ============   ============

(2) ASSOCIATED COMPANY PREVIOUSLY CONSOLIDATED:
    Assets and liabilities of the subsidiary previously consolidated
      Working capital (excluding cash and cash equivalents)                                                           $657
      Fixed assets                                                                                                  (2,511)
      Long-term liabilities                                                                                            435
      Minority interest in subsidiaries                                                                                711
      Investments in an associated company                                                                             710
                                                                                                               ------------
                                                                                                                        $2
                                                                                                               ============


SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOWS:


In 2004, 2003 and 2002, the net changes in outstanding balances of trade payables in respect of the purchase of property, plant and equipment were an increase (decrease) of $ 0.1 million, $(1.1) million and $ 0.2 million, respectively.

                          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                                            F-9

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

        A.      GENERAL:

                1)      Operations

                        Delta Galil Industries Ltd. (the "Company") is an Israeli corporation which, together with its subsidiaries (the "Group"), is engaged primarily in manufacturing and marketing of intimate apparel, in five reportable operating segments - Delta USA, U.S. upper market, Europe, Socks and Delta marketing Israel. As to the Group's segments and principal markets see note 15.

                        A significant portion of the Group's revenues derives from three principal customers. See note 12a and 15c.

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

                        Since the U.S. dollar is the primary currency in the economic environment in which the Company operates, monetary accounts maintained in currencies other than the dollar are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are recorded as financial income or expenses as appropriate.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                        The functional currency of a subsidiary which was acquired in 2003 (see also note 2c) and an associated company is its local currency (EURO and NIS). The financial statements of this subsidiary are included in consolidation based on translation into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("FAS") No. 52 issued by the FASB: assets and liabilities are translated at year end exchange rate, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders' equity, under accumulated other comprehensive income (loss).

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

        C.      CASH EQUIVALENTS

                The Group considers all highly liquid investments, which composed of short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

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

        E.      INVESTMENTS IN AN ASSOCIATED COMPANY

                An "associated company" is a company over which significant influence is exercised, but which is not a consolidated subsidiary. An associated company is accounted for by the equity method.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

        F.      PROPERTY, PLANT AND EQUIPMENT

                Property, plant and equipment are stated at cost, net of related investment grants in the amount of $ 49.8 million and $ 49.2 million at December 31, 2004 and 2003, respectively. Fixed asset leased by the Group under capital lease are classified as the Group's asset and included at the present value of the minimum lease payments as determined in the lease agreement.

                Depreciation is computed by the straight-line method on the basis of the estimated useful life of the assets, at the following annual rates:

                       Buildings and plumbing                        2%-7%
                                                                  (mainly 4%)
                       Machinery and equipment                      7%-25%
                                                                  (mainly 7%)
                       Vehicles                                     15%-20%
                                                                 (mainly 15%)
                       Office furniture and equipment               6%-25%
                                                                  (mainly 7%)

                Leasehold improvements are amortized by the straight-line method over the lease period, which is shorter than the estimated useful life of the improvements.

        G.      GOODWILL

                Under FAS 142 "Goodwill and Other Intangible Assets", goodwill is no longer amortized but tested for impairment at least annually. The Company has selected September 30 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in the year ended December 31, 2004, 2003 and 2002.

        H.      DEFERRED CHARGES

                Deferred charges represent mainly financing charges, which are amortized over the credit period.

                Amortization of deferred charges included among "financial expenses, net" were $ 353 thousands, $ 250 thousands and $ 164 thousands, for the years ended December 31, 2004, 2003 and 2002, respectively.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

        I.      IMPAIRMENT IN VALUE OF LONG-LIVED ASSETS

                Under FAS 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("FAS 144"), the Company reviews long-lived assets, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

                As for long - lived assets impairment, see note 12e.

        J.      DEFERRED INCOME TAXES

                Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effect differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax assets or tax liabilities from period to period.

                As stated in note 11a, a plant of an Israeli subsidiary has been granted "approved enterprise" status and, accordingly, upon distribution of dividends by this subsidiary to the Company, such dividends may be subject to tax. In light of the Group's policy not to cause distribution of dividends, which would result in additional tax liabilities, any dividends received from the abovementioned subsidiary will be distributed to the Company's shareholders. Accordingly, no account has been taken of the additional tax in respect of the above dividends. See note 11a(1)(a).

                The Group does not provide for an additional tax liability with respect to the excess of the amount for financial reporting over the tax basis of investments in non-Israeli subsidiaries, as the Company does not expect such temporary differences to be reversed in the foreseeable future.

        K.      TREASURY SHARES

                Treasury shares held by the Company are presented as a reduction of shareholders' equity, at their cost. The FIFO method was used for the costing of the reissuance of treasury shares, and any resulting gains (net of related tax) are credited to additional paid in capital.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

        L.      REVENUE RECOGNITION

                Revenues from sales of products and supplies are recognized when an arrangement (usually in the form of purchase order) exists, delivery has occurred and title passed to the customer, the company's price to the customer is fixed or determinable and collectibility is reasonably assured.

                Volume discounts due to customers are estimated based on the terms of the agreements with the customers.

                A reserve for sales returns is recorded based on historical experience or specific identification of an event necessitating a reserve.

        M.      CONCENTRATION OF CREDIT RISKS - ALLOWANCE FOR DOUBTFUL ACCOUNTS

                The Group's cash and cash equivalents as of December 31, 2004 and 2003 were deposited Mainly with major banks in United States of America, United Kingdom, Hungary and Egypt and in 2003 United States of America, Israel, Hungary and Egypt. The Company is of the opinion that the credit risk in respect of these balances is remote.

                A large part of the Group's sales is to 3 principal customers (see also note 15c). The balance receivables from these principal customers as of December 31, 2004 and 2003 were $ 47,982 thousands and $ 51,297 thousands, respectively (see also note 12a). The Group does not hold any collateral from these customers; however, based on past experience with those customers, the Group does not anticipate any difficulties in collecting the above balances. The balance of the item "accounts receivable - trade" is composed of a large number of customers. An appropriate allowance for doubtful accounts is included in the accounts in respect of specific debts doubtful of collection. The bad debt income (expenses) and allowance charged to expenses, for the years ended December 31, 2004, 2003 and 2002 aggregated $ 950 thousands, $ 309 thousands and $ (3,558) thousands, respectively.

        N.      SHIPPING AND HANDLING COSTS

                The Group's shipping and handling costs are included under selling and marketing expenses in the consolidated statements of income. Shipping and handling costs for the years ended December 31, 2004, 2003 and 2002 were approximately $ 20 million, $ 17 million and $ 18 million, respectively.

        O.      ADVERTISING COSTS

                These costs are expensed as incurred. Advertising costs for the years ended December 31, 2004, 2003 and 2002 were $ 2.1 million, $ 1.9 million and $ 2.5 million, respectively.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

        P.      STOCK BASED COMPENSATION

                Stock options granted to employees are accounted for under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

                Accordingly, the difference, if any, between the quoted market price of the ordinary shares on the date of grant of the options and the exercise price of such options is amortized by the accelerated amortization method, against income, over the expected service period (up to four years).

                FAS 123, "Accounting for Stock-Based Compensation", established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans under APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, as amended by FAS 148, for companies electing to apply APB 25, (see also note 1t).

                The following table illustrates the effect on net income and earnings per share assuming the Company has applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

                                                                                  YEAR ENDED DECEMBER 31
                                                                        ------------------------------------------
                                                                            2004           2003           2002
                                                                        ------------   ------------   ------------
                                                                                      $ IN THOUSANDS
                                                                                  (EXCEPT PER SHARE DATA)
                                                                        ------------------------------------------
                  Net income, as reported                                  $ 12,685      $ 23,352        $ 16,626
                  Add - stock-based employee compensation
                  expense include in reported net income
                  net of related tax effect
                  Less - stock-based employee compensation
                   expense determined under fair value method,
                   net of related tax effect                                   (690)       (1,384)         (1,359)
                                                                        ------------   ------------   ------------
                  Pro forma net income                                      $11,995      $ 21,968        $ 15,267
                                                                        ============   ============   ============
                  Earnings per share:
                      Basic - as reported                                    $ 0.69        $ 1.28          $ 0.88
                      Basic - pro forma                                      $ 0.65        $ 1.20          $ 0.81
                      Diluted - as reported                                  $ 0.67        $ 1.24          $ 0.88
                      Diluted - pro forma                                    $ 0.64        $ 1.17          $ 0.81

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                The fair value of options granted during 2004, 2003 and 2002 was $452 thousands, $72 thousands and $1,700 thousands, respectively. The fair value of each option granted is estimated on the date of grant using the Black & Scholes option-pricing model, with the following weighted average assumptions:

                                                   2004           2003           2002
                                               ------------   ------------   ------------
                  Dividend yield                       3.5%             5%             5%
                                               ============   ============   ============
                  Expected volatility                28.00%         27.33%         30.94%
                                               ============   ============   ============
                  Risk-free interest rate                4%             1%             2%
                                               ============   ============   ============
                  Expected life - in years             4.25           4.25           5.58
                                               ============   ============   ============

        Q.      EARNINGS PER SHARE

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

        R.      DERIVATIVES

                The Company enters into forward exchange contracts to hedge the cash flows resulting from sales of products, salaries and wages, in currencies other than the functional currency. The Company does not hold derivative financial instruments for trading purposes.

                Under FAS 133 "Hedging Activities", all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

        S.      COMPREHENSIVE INCOME

                In addition to net income, other comprehensive income (loss) includes gains or losses in respect of derivative instruments designated as cash-flow hedge, net of related taxes, differences from translation of foreign currency financial statements of a subsidiary and an associated company and additional minimum pension liability adjustments, net of related taxes.

        T.      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

                1) In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards ("FAS") No. 123, SHARE-BASED PAYMENT (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged. On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the company). This Statement applies to all awards granted or modified after the Statement's effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company's financial statements for periods prior to the effective date of the Statement will not be restated The impact of this statement on the Company's results of operations in 2005 and beyond will depend upon various factors, among them the Company's future compensation strategy.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                The Company does not expect this Statement to have a material effect on the Company's results of operations in future periods. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB No. 107"). SAB No. 107 provides guidance on the initial implementation of FAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also gives guidance on the classification of compensation expense associated with share-based payment awards and accounting for the income tax effects of share-based payment awards upon the adoption of FAS No. 123(R). The Company is currently assessing the guidance provided in SAB No. 107 in connection with the implementation of FAS No. 123(R).

                1) In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an amendment of ARB 43, Chapter 4" (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company's financial statements or its results of operations.

                2) In December 2004, the FASB issued FAS No. 153, "Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29" (FAS 153). FAS 153 amends APB Opinion No. 29, "Accounting for Non-monetary Transactions" (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company's financial statements or its results of operations.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                3) In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections". FAS No. 154 is a replacement of Accounting Principles Board Opinion ("APB") No. 20 and FASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company's financial statements or results of operations.

        U.      RECLASSIFICATIONS

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

        A.      ACQUISITION OF BURLEN INC. (BURLEN) - IN 2004

                On December 8, 2004, the Company acquired, through a wholly owned subsidiary all of the shares of Burlen, a privately held U.S. company, which is engaged in the development, production and marketing of ladies' intimate apparel.

                The Burlen acquisition is another step in the Company's strategy to increase its intimate apparel category of the mass market by exploiting the synergies between Burlen's operations and the Company's existing activities. This acquisition is expected to strengthen the Company's position in the mass market.

                The acquisition price amounted to $ 59.6 million from which $
                56.4 million was paid in cash (including $ 8.2 million paid to a bank for discharge of a loan) and $ 2.2 million in ordinary shares comprised of 215,684 ordinary shares reissued from treasury shares, based on a price per share of $ 10.43. Acquisition costs accrued to $ 1.0 million would be paid in 2005.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS ACQUISITIONS (continued):

                In addition, under the agreement the Company may pay additional amount to the selling shareholders, subject to achieving certain revenues and operating profit targets over a period of 3 years, 2005-2007. The additional consideration, will be recorded as additional goodwill.

                Other intangible asset acquired, which amounted to $ 14.8 million, represents customer relations and is amortized over a period of 20 years. The excess of cost of acquisition over the fair value of net assets, on acquisition date - $ 3.9 million - was allocated to goodwill and included as part of Delta USA segment . Goodwill and customer relations are deductible for tax purposes. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

                At December 8, 2004 (in thousands)
                Cash and cash equivalents                           $2,605
                Account receivable - trade                          20,577
                Account receivable - Other                             117
                Inventories                                         19,677
                Intangible asset                                    14,778
                Property, plant, and equipment                       7,805
                Goodwill                                             3,873
                                                                --------------
                          Total assets acquired                    $69,432
                                                                ==============
                Short-term bank credit                               3,038
                Accounts payable - trade                             4,341
                Accounts payable - Other                             2,452
                                                                --------------
                       Net assets acquired                         $59,601
                                                                ==============

                As to proforma result, see note d below.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

        B.      ACQUISITION OF MANUFACTURING PLANT IN THAILAND (THAILAND) - IN
                2004

                In December 2004 the Company acquired a manufacturing facility in Thailand for a total consideration of $2.4 million. From the said amount $0.9 million was paid for the shares and $0.8 million to pay off debt to the former shareholders. In addition, the Company assumed bank debt of $0.7 million. The acquired manufacturing facility in Thailand constitute a "business" under EITF 98-3 - "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business".

                The main strategy for the Thailand plant acquisition is to reduce the sewing cost. The excess of cost of acquisition over the fair value of net assets on acquisition date approximately - $1.0 million - was allocated to goodwill.

                At December 31, 2004 (in thousands)
                Cash and cash equivalent                               $61
                Account receivable - trade                           1,025
                Account receivable - Other                              34
                Inventories                                          1,381
                Property, plant, and equipment                       1,831
                Goodwill                                             1,057
                                                                --------------
                          Total assets acquired                     $5,389
                                                                ==============
                Short-term bank credit                                 601
                Accounts payable - trade                               528
                Accounts payable - Other                             1,776
                Long term debt                                         131
                                                                --------------
                       Net assets acquired                          $2,353
                                                                ==============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

        C.      ACQUISITION OF AUBURN HOSIERY MILLS ("AUBURN") - IN 2003

                In November 2003, the Company acquired, through wholly owned subsidiaries from Kellwood inc. ("the seller") all of the shares of its two private held U.S. and Irish companies, which are engaged in the operations of design, development, manufacture, sourcing, marketing, distribution and sale of socks. The functional currency of the Irish operation is its local currency
                - the Euro.

                The Group paid $10.8 million in cash to the seller.

                The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The excess of cost of acquisition over the fair value of net assets on acquisition date approximately $ 1.4 million - was initially allocated to goodwill.

                At November 13, 2003 (in thousands)
                Cash and cash equivalents                             $699
                Account receivable - trade                           5,754
                Account receivable - other                             700
                Inventories                                          9,448
                Property, plant, and equipment                       6,642
                Goodwill                                             1,368*
                                                                --------------
                          Total assets acquired                    $24,611
                                                                ==============
                Short-term bank credit                                $213
                Accounts payable                                     7,435
                Accrued expenses - restructuring costs               6,163*
                                                                --------------
                       Net assets acquired                         $10,800
                                                                ==============

                *In 2003 the Company recorded liabilities in respect of restructuring costs in an amount of $6.2 million, which includes approximately $2.2 million for severance pay and related costs and $ 4.0 million for costs associated with the shut down of certain acquired facilities. An amount of $4.8 million was paid during 2004, $2 million related to grants, $2.3 million related to employees, $0.1 million related to property, plant and equipment and $0.4 million related to manufacturing and others.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

                During 2004 the Company finalized the restructuring plan and liabilities in respect of restructuring costs, which results in a decrease of $1.9 million on the excess of cost of acquisitions over the fair value of net assets on acquisition date. The said decrease was allocated $ 1.4 million to the goodwill (which off set the entire goodwill initially recognized) and $ 0.5 million to property, plant and equipment.

        D. Hereafter are certain unaudited pro forma combined income data assuming that the acquisition of Burlen had occurred on January 1, 2004 and 2003, respectively, and the acquisition of Auburn had occurred on January 1, 2003 and 2002, respectively. The unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions of Burlen and Auburn occurred as of January 1, 2004 and 2003, and 2003 and 2002, respectively, nor is it necessarily indicative of future results.

                                                         YEAR ENDED DECEMBER 31
                                               ------------------------------------------
                                                   2004           2003           2002
                                               ------------   ------------   ------------
                                                              IN THOUSANDS
                                               ------------------------------------------
                                                       (EXCEPT EARNINGS PER SHARE)
                                               ------------------------------------------
                                                               (UNAUDITED)
                  Net Revenues                     $763,375       $721,172       $626,732
                                               ============   ============   ============
                  Net Income                        $19,853        $24,664        $16,079
                                               ============   ============   ============
                  Earning per share - Basic           $1.06          $1.33          $0.85
                                               ============   ============   ============
                  Earning per share - Diluted         $1.04          $1.30          $0.85
                                               ============   ============   ============

        E. ACQUISITION OF THE OPERATIONS OF KOMAR TEXTILE TRADING CO. LTD. ("KOMAR") - IN 2002

                In November 2002 the Company purchased some of the operations of Komar, a privately held Hungarian company. Komar is engaged in production of baby-wear. The purchase price - $ 5,600 thousands was paid in cash. The excess of cost of acquisition over the fair value of net assets on acquisition date - $ 753 thousands - was allocated to goodwill, which is included as part of the Europe segment. Goodwill is not deductible for tax purposes. During the fourth quarter of 2004 the group has decided to close the logistic center, and included $ 1.5 million restructuring expenses, of which $ 0.4 million is included in cost of revenues. See also note 12e.

        F.      ACQUISITION OF INNER SECRETS INC. ("INNER") - IN 2001

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

                The acquisition price was paid as follows: 85% in cash and 15% in Company shares. In addition, the acquisition price was set to be four times Inner's earnings before interest, income taxes, depreciation and amortization ("EBITDA"), subject to certain adjustments, for the year ended December 31, 2000, but after deducting liabilities to banks and other loans as of December 31, 2000.

                In addition, in case the EBITDA of both the acquired company and the acquiring company for the year 2002 will be higher than the EBITDA of both companies for the year 2000 by at least $ 4 million, the sellers will be entitled to an additional cash payment, of an amount not exceeding 50% of the EBITDA of the acquired company for the year 2000 (hereafter - "the performance payment"), in accordance with certain adjustments. In case the sellers' entitlement to full performance payment will not be in accordance with the 2002 results, the sellers will be entitled to receive the rest of the performance payment, in accordance with the agreement, considering the 2003 results. In any case, the sellers will not be entitled to an over-all payment that exceeds the performance payment. Such additional payment will be paid in cash and will be recorded when earned as additional purchase price.

                During 2001 the Company paid $ 48.7 million in cash (including $
                14.4 million paid to a bank for discharge of a loan) and $ 5.9 million in 454,020 Company shares, based on a price per share of $ 13.05. During 2003 and 2004 the Company paid an additional $
                2.0 million and $ 6.7 million in cash, respectively, as an adjustment to the purchase price. The payments were allocated to goodwill.

                In 2003 the purchase price was finalized and the total goodwill amount, resulted from the acquisition, was $ 24.3 million, which is included as part of Delta USA segment. Goodwill is not deductible for tax purposes.

                OTHER TRANSACTION:

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 - OTHER INVESTMENT AND  INVESTMENT IN AN ASSOCIATED COMPANY

        A. SALE OF INVESTMENT IN STANDARD TEXTILE EUROPE LTD. ("STE") - OTHER INVESTMENT

                On August 4, 2000, a subsidiary signed an agreement for the sale of its investment in STE, which was an associated company (till January 2003), for $ 9 million, which bears interest of LIBOR plus 1.5% per year.

                The transaction was carried out in four equal batches, in the years 2004, 2003, 2002 and 2000. The capital gains recorded in the years 2004, 2003 and 2002 were $958 thousands, $885 thousands and $ 960 thousands, respectively, and were classified to "Other Income - net".

        B.      EDOMIT LTD. ("EDOMIT") - AN ASSOCIATED COMPANY

                The Company holds 50% of the shares in Edomit. The Company's investment in Edomit is accounted for by the equity method.

                The balance of the investment in Edomit as of December 31, 2004 and 2003 is $ 455 thousands and $ 661 thousands, respectively. As of December 31, 2004 and 2003 these balances include a loan in the amount of $ 446 and $ 417, respectively. The loan is linked to the Israeli CPI and bears no interest.


NOTE 4 - LONG-TERM RECEIVABLES

                Long-term receivables represent long-term loans to employees - mainly linked to the Israeli consumer price index ("CPI") and bearing interest at the rate of 4%.

                These balances are mature in the following years after balance sheet dates:

                                                            DECEMBER 31
                                                    ---------------------------
                                                        2004           2003
                                                    ------------   ------------
                                                           IN THOUSANDS
                                                    ---------------------------

                 First year - current maturities           $193           $512
                                                    ------------   ------------
                 Second year                                204            362
                 Third year                                  14             36
                 Fourth year                                  5             21
                 Fifth year                                   3
                                                    ------------   ------------
                                                           $226           $419
                                                    ------------   ------------
                                                           $419           $931
                                                    ============   ============

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

        A. Composition of property, plant and equipment, grouped by major classifications, is as follows:

                                                                                    DECEMBER 31
                                                                            ---------------------------
                                                                                2004           2003
                                                                            ------------   ------------
                                                                                   IN THOUSANDS
                                                                            ---------------------------
                  Land, buildings and plumbing, see b. below*                   $41,706        $38,688
                  Machinery and equipment                                       134,873        128,050
                  Vehicles, office furniture and equipment
                      and leasehold improvements                                 46,729         43,484
                                                                            ------------   ------------
                                                                                223,308        210,222
                  Less - accumulated depreciation and amortization              (94,967)       (85,345)
                                                                            ------------   ------------
                                                                               $128,341       $124,877
                                                                            ============   ============

                  *   Including building leased under capital lease -
                      (see note 1f):
                  Cost                                                           $1,414         $1,414
                  Less - accumulated depreciation                                   409            315
                                                                            ------------   ------------
                                                                                 $1,005         $1,099
                                                                            ============   ============

        In 2003 the Group recorded a $3.5 millions capital gain from sale of real estate in London.

        B.      LAND AND BUILDINGS

                Part of the buildings of the Company stand on land leased from the Israel Lands Administration for periods expiring in the years 2016-2037. The leasehold rights have not yet been registered in the Land Registry.

        C. Investment projects of the Company and its subsidiary have been approved by the Israeli Investment Center, under the Law for the Encouragement of Capital Investments, 1959. The balance of uncompleted investments as of December 31, 2004 aggregates $ 6.4 million.

        D. Depreciation and amortization in respect of property, plant and equipment totaled $ 14.8 , $14.3 and $ 13.9 million in the year ended December 31, 2004, 2003 and 2002 (excluding impairment of assets relating to restructuring, see note 12e).

        E.      As to pledges on assets, see notes 8d and 11a.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - GOODWILL:

        Changes in goodwill during the year:

                                                                         YEAR ENDED DECEMBER 31, 2004
                                                      -------------------------------------------------------------
                                                                                IN THOUSANDS
                                                      -------------------------------------------------------------
                                                                       US UPPER
                                                        DELTA USA        MARKET      EUROPE      SOCKS      TOTAL
                                                      -------------   ------------  --------   ---------  ---------
               Goodwill at beginning of year              $ 46,732         $2,119    $  753     $ 4,754   $ 54,358
               Changes during the year:
                 Goodwill arising from
                      acquisition of
                      subsidiaries, see notes 2a
                      and 2b                                 3,873                    1,057                  4,930
                 Adjustment to purchase price,
                       see note 2c                                                               (1,368)    (1,368)
                                                      -------------   ------------  --------   ---------  ---------
               Goodwill at end of year                    $ 50,605         $2,119    $1,810     $ 3,386   $ 57,920
                                                      =============   ============  ========   =========  =========


                                                                         YEAR ENDED DECEMBER 31, 2004
                                                      -------------------------------------------------------------
                                                                                IN THOUSANDS
                                                      -------------------------------------------------------------
                                                                       US UPPER
                                                        DELTA USA        MARKET      EUROPE      SOCKS      TOTAL
                                                      -------------   ------------  --------   ---------  ---------
               Goodwill at beginning of year              $ 40,032         $2,119    $  753     $ 3,386   $ 46,290
               Changes during the year:
                 Goodwill arising from
                      Acquisition of operations,
                         see note 2c                                                              1,368      1,368
                      Adjustment to purchase
                         price, see note 2f                  6,700                                           6,700
                                                      -------------   ------------  --------   ---------  ---------
                 Goodwill at end of year                  $ 46,732         $2,119    $  753     $ 4,754   $ 54,358
                                                      =============   ============  ========   =========  =========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT:

        A.      Employee related obligations are composed as follows:
        B.

                                                           DECEMBER 31
                                                   ---------------------------
                                                       2004           2003
                                                   ------------   ------------
                                                          IN THOUSANDS
                                                   ---------------------------

                      Accrued severance pay             $6,076         $5,442
                      Obligation in respect of
                          defined benefit plans          1,332          1,290
                                                   ------------   ------------
                                                        $7,408         $6,732
                                                   ============   ============

                As of December 31, 2004 and 2003, the Group had deposits of $
                5.7 million and $ 5.1 million, respectively, with funds managed by major Israeli insurance companies, which are earmarked by management to cover the severance pay liability in respect of Israeli employees. Under FAS No. 132, "Employers Disclosures About Pensions and Other Post Retirement Benefits", such deposits are not considered to be "plan assets".

                Costs of pension and severance pay charged to income in the years ended December 31, 2004, 2003 and 2002 were $ 6.9 million, $ 7.0 million and $ 6.5 million respectively (in 2004, 2003 and 2002, excluding $ 190 thousands, $ 850 thousands and $ 651 thousands, respectively, relating to the termination of employment, which were charged to restructuring expenses, see note 12e).

                The profit (loss) from deposits in respect of severance pay were $ 416 thousands, $(214) thousands and $(624) thousands in the years ended December 31, 2004, 2003 and 2002, respectively.

                The main terms of the various arrangements with employees are described in b. below. Further details relating to defined benefit plans, as required by FAS 132, are presented in b and c below.

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

                        At December 31, 2004, the assets of the defined benefit pension plan are primarily invested in group annuity contracts with an insurance company. The plan was frozen effective January 1996.

                        Contributions to the defined contribution 401(k) plan are based on a percentage of annual salaries. The Company generally matches 50% of each participant's pretax contribution up to 4% of the participant's annual compensation.

        C.      CERTAIN DETAILS RELATING TO DEFINED BENEFIT PLANS:

                                                                            2004           2003
                                                                        ------------   ------------
                                                                               IN THOUSANDS
                                                                        ---------------------------
                  CHANGE IN BENEFIT OBLIGATION:
                     Benefit obligation at beginning of year                 $3,145         $3,150
                     Interest cost                                              179            183
                     Actuarial loss                                              20              7
                     Benefit paid                                              (204)          (195)
                                                                        ------------   ------------
                  Benefit obligation at end of year                          $3,140         $3,145
                                                                        ------------   ------------
                  CHANGE IN PLAN ASSETS:
                     Fair value of plan assets at beginning of year          $2,888         $2,931
                     Actual return on plan assets                                90            152
                     Employer contribution                                      225
                     Benefit paid, including plan expenses                     (204)          (195)
                                                                        ------------   ------------
                  Fair value of plan assets at end of year                   $2,999         $2,888
                                                                        ------------   ------------
                  RECONCILIATION OF FUNDED STATUS:
                     Funded status (carryforward obligations)                 $(141)         $(257)
                     Unrecognized net actuarial loss                          1,332          1,290
                     Adjustment to recognize minimum liability               (1,332)        (1,290)
                                                                        ------------   ------------
                  Prepaid / pension cost (accrued)                            $(141)         $(257)
                                                                        ------------   ------------


                                                                            2004           2003           2002
                                                                        ------------   ------------   ------------
                  WEIGHTED AVERAGE ASSUMPTIONS AT END OF YEAR:
                     Discount rate                                           5.75%          6.00%          6.25%
                     Expected return on plan assets                          6.25%          6.25%          6.50%
                     Rate of compensation increase                           N/A            N/A            N/A

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

                The consolidated components of net periodic benefits costs are as follows:

                                                                                  YEAR ENDED DECEMBER 31
                                                                        ------------------------------------------
                                                                            2004           2003           2002
                                                                        ------------   ------------   ------------
                                                                                       IN THOUSANDS
                                                                        ------------------------------------------
   Interest cost                                                               $179           $183          $ 190
   Actual return on plan assets                                                (122)           (85)          (134)
   Net amortization                                                              10             13             57
                                                                        ------------   ------------   ------------
                                                                               $ 67           $111          $ 113
                                                                        ============   ============   ============

        D. CASH FLOWS INFORMATION REGARDING THE COMPANY'S LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

                1. The Company expects to contribute in 2005, $670 thousands to insurance companies and $270 thousands to contribution plans.

                2. The Company expects to pay the following future benefits to its Israeli employees upon their normal retirement age:

                                                           SEVERANCE PAY
                                                             BENEFITS
                                                        ------------------
                                                           IN THOUSANDS
                                                        ------------------

                              2005                                  $52
                              2006                                 $283
                              2007                                  $61
                              2008                                 $801
                              2009                                 $159
                              Years 2010-2014                    $1,196

                These amounts, as they relate to the Israeli subsidiaries were determined based on the employees current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 8 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY:

        A.      COMPOSITION:

                                                                                WEIGHTED
                                                                                 AVERAGE
                                                                              INTEREST RATE
                                                                           -------------------          DECEMBER 31
                                                                               DECEMBER 31,     --------------------------
                                                                                   2004             2004          2003
                                                                           -------------------  ------------  ------------
                                                                                    %                  IN THOUSANDS

                  Bank loans - in dollars or linked thereto                       3.8%              $126,131       $18,857
                  Bank loans - in Canadian dollars                                                                   5,191
                  Bank loans - in other currencies                                5.5%                   216
                  Other liability -
                      Obligation under capital lease, see note 1f
                         and c below - in dollars                                 8.6%                 1,032         1,097
                                                                                                ------------  ------------
                                                                                                     127,379        25,145
                  Less - current maturities                                                           27,942        10,436
                                                                                                ------------  ------------
                                                                                                     $99,437       $14,709
                                                                                                ============  ============

        B. TOTAL LIABILITIES (NET OF CURRENT MATURITIES) MATURE IN THE FOLLOWING YEARS AFTER BALANCE SHEET DATES:

                                                     DECEMBER 31
                                              --------------------------
                                                  2004          2003
                                              ------------  ------------
                                                     IN THOUSANDS
                                              --------------------------

                Second year                        $29,703       $10,440
                Third year                          23,270         1,018
                Fourth year                         23,230         1,024
                Fifth year                          22,584         1,031
                Sixth year and thereafter              650         1,196
                                              ------------  ------------
                                                   $99,437       $14,709
                                              ============  ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 8 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY (continue):

        C. A subsidiary of the Company has entered into capital lease agreements for a building it uses; the lease will expire in the year 2014.

                Following are the future minimum lease payments, by years, under capital lease and the present value of the net minimum lease payments as of December 31, 2004:

                                                                   IN
                                                                THOUSANDS
                                                               -----------

                    First year - current maturities                    158
                    Second year                                        158
                    Third year                                         158
                    Fourth year                                        158
                    Fifth year                                         158
                    Sixth year and thereafter                          790
                                                               -----------
                                                                     1,580
                    Less - amount representing interest                548
                                                               -----------
                                                                     1,032
                                                               ===========

        D. The balance of liabilities is fully secured by floating charges in an unlimited amount on all the assets and rights of the Company and the assets of its subsidiaries, and/or by fixed charges on the major portion of the Group's fixed assets.

        E A subsidiary is a party to a credit agreement, which was amended, as of December 9, 2004, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. The credit agreement provides for $ 130 million in loans, of which $ 70 million are long term loans which bear interest of Libor +1.4% and the remainder is short term credit which bear interest of Libor +1.15%. The principal of the term loans is payable in 20 equal quarterly installments of approximately $3.5 million each until December 1, 2009. As of December 31, 2004 the unutilized credit line was $ 15.2 million.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES:

        A.      COMMITMENTS

                The Company and its subsidiaries lease 30 facilities under operating leases. The leases (including extension options) for 18 facilities expire on various dates between 2006 and 2025 and the remaining leases expired in 2005. The Company intends to renew some of these leases. The minimum future annual lease payment over each of the years 2005 to 2009 will amount to $7.6, $6.6, $6.5, $6.0 and $5.4 million, respectively. In the period from 2010 to the end of the lease periods, the cumulative lease payments will amount to $ 11.2 million. The lease expenses for each of the years 2004, 2003 and 2002 were $ 8.6 million, $ 7.3 million and $ 6.6 million, respectively.

        B.      CONTINGENT LIABILITIES - GUARANTEES

                The Company and its subsidiaries signed a guarantee, each for other, which is unlimited in amount to all of the group's liabilities.

        C.      As to contingent consideration, see note 2a.

        D. The Company entered into agreements that provide the Company rights to market products brand names owned by other parties. Royalties under these agreements are calculated as a percentage of the sales. The royalties rate range from 4% to 16% of sales.


NOTE 10 - SHAREHOLDERS' EQUITY:

        A.      SHARE CAPITAL:

                1) The Company's shares are traded on the Tel-Aviv Stock Exchange ("TASE") and in the form of American Depositary Shares ("ADS's"), each of which represents one ordinary share, on the Nasdaq National Market in the United States. On December 31, 2004, the closing price per ADS on Nasdaq was $10.34; the shares were quoted on the TASE on that date at NIS 43.81 ($10.09).

                2) On December 2004, the Company reissued 215,684 treasury shares as part of the proceeds paid to the selling shareholders of Burlen, see note 2a.

                3) In December 2002, the Company purchased 565,000 of the Company's shares for an amount of $ 6,215 thousands (representing $ 11.0 per share).

                4) On September 28, 2001, the Company's Board of Directors approved the repurchase of Company shares for an amount of up to $3.0 million. During 2002 and 2001 the Company purchased 282,483 and 96,017 shares, respectively, in the open market at an average price of $7.58 and $9.0 per share in a total amount of $2,141 thousands and $860 thousands, respectively.

                5) As of December 31, 2004 and 2003, the balance of shares issued by the Company for the purpose of future exercise of employee stock options, which is held by a trustee company, is 45,884 and 87,638 shares, respectively.

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

                        As of December 31, 2004, all the options are fully vested. The options are exercisable over three years period, commencing on the date that is two years after the date such option vested. Any option not exercised within the said five years will expire. The options expire over the years 2003-2006.

                2) On September 10, 1998, the Company's Board of Directors approved a plan for the grant, at no consideration, of up to 100,000 options to its CEO, which are exercisable in purchase of 100,000 shares of NIS 1 par value of the Company. All of said options were granted in September 1998. The exercise price of each option is $ 7.90, based on the quoted price of the Company's share on the last day of trade prior to the Board of Directors' resolution ($ 8.77), less 10%. The options vest in four equal batches. As of December 31, 2004, all the options are fully vested. The exercise terms under the CEO's plan are identical to those of the employees plan.

                3) On June 4, 2000, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of up to 809,000 options (including 100,000 options to its CEO), exercisable to 809,000 ordinary shares of NIS 1 par value of the Company, to 70 senior employees of the Group ("the optionees"). All the options were granted on August 6, 2000. The exercise price of each option is $ 21.07, based on the quoted price of the Company's shares on the last day of trade prior to the Board of Directors' resolution.

                        The options vest in four equal batches: the first, second, third and fourth batch vest in August 2001, 2002, 2003 and 2004, respectively. The options are exercisable over a three years period, commencing one year after the vesting date of each batch.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):

                        In May 2003 the Company granted 30,000 options to three employees of the Group at an exercise price of $10.76. In March and in August 2004 the Company granted 80,000 and 30,000 options respectively, to six and one employees of the Group, respectively, at an exercise price of $ 15.35 and $ 12.74, respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch.

                        At December 31, 2004 72,000 options remain available for grant under the plan.

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

                7) Following is a summary of the status of the Company's stock option plans:

                                                                           YEAR ENDED DECEMBER 31
                                             ------------------------------------------------------------------------------------
                                                       2004                         2003                         2002
                                             -------------------------    -------------------------     -------------------------
                                                             WEIGHTED                     WEIGHTED                    WEIGHTED
                                                             AVERAGE                      AVERAGE                     AVERAGE
                                                             EXERCISE                     EXERCISE                    EXERCISE
                                               NUMBER*       PRICE**        NUMBER*       PRICE**         NUMBER*      PRICE**
                                             ----------    -----------    ----------    -----------     ----------    -----------
Options outstanding at beginning of year      1,830,702     $13.50        2,038,562       $ 13.07       1,076,940      $ 17.10
Changes during the year:
    Granted - at market price                   110,000     $14.65           30,000       $ 10.76       1,004,500       $ 9.00
    Exercised                                  (41,756)     $7.91          (180,109)      $ 7.91           (2,003)      $ 7.91
    Forfeited                                  (66,875)     $9.34           (57,751)      $ 11.35         (40,875)     $ 18.11
                                             ----------                   ----------                    ----------
Options outstanding at end of year            1,832,071     $13.84        1,830,702       $ 13.50       2,038,562      $ 13.07
                                             ==========                   ==========                    ==========
Options exercisable at end of year            1,106,821     $14.69          528,952       $ 17.15         405,880      $ 16.94
                                             ==========                   ==========                    ==========

* Represents the number of shares arising upon exercise of options, based on the conversion ratio.
**      Per option.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):

                8) The following table summarizes information regarding options outstanding at December 31, 2004:

                              NUMBER OF SHARES ISSUABLE UPON EXERCISE OF OPTIONS
              ------------------------------------------------------------------------------------
                               OUTSTANDING                             VESTED        EXERCISABLE
              ---------------------------------------------------  --------------   --------------
                                BALANCE AT      WEIGHTED AVERAGE     BALANCE AT       BALANCE AT
                EXERCISE       DECEMBER 31,        REMAINING        DECEMBER 31,     DECEMBER 31,
                 PRICES            2004         CONTRACTUAL LIFE        2004             2004
              ------------    --------------   ------------------  --------------   --------------
                                                     YEARS
                                                     -----
                   $8.30             65,696           1.2                 65,696           65,696
                   $7.90             50,000           1.4                 50,000           50,000
                  $21.07            688,375           2.0                688,375          532,125
                   $9.00            888,000           4.4                459,000          459,000
                  $10.76             30,000           4.8                  7,500
                  $15.35             80,000           5.8
                  $12.74             30,000           6.1
                              ==============                       ==============   ==============
                                  1,832,071                            1,270,571        1,106,821
                              ==============                       ==============   ==============

        C.      RETAINED EARNINGS

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 11 - TAXES ON INCOME (continued):

                2) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "inflationary adjustments law")

                        Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. Under income tax regulations, the Company and certain subsidiaries are entitled to adjust their results for tax purposes on the basis of the changes in the exchange rate of the dollar, instead of the changes in the Israeli CPI. Commencing 2001 the Company and two of its subsidiaries chose to do so.

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

                3)      Tax rates

                        a) The income of the company and its Israeli subsidiaries (other than income from "approved enterprises", see 1a. above) is taxed at the regular rate. Through to December 31, 2004, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 is 35%, and will be in 2005 - 34%, in 2006 - 32%, and in
                                2007 and thereafter - 30%. The effect of the change in the tax rates in the coming years, on the deferred tax balances of the amendment to the law, is included under the item "taxes on income" in the statements of income.

                        b) Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. The aforesaid amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated, as prescribed by said amendment.

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 11 - TAXES ON INCOME (continued):

                4) Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969

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

        B.      NON-ISRAELI SUBSIDIARIES

                Subsidiaries that are incorporated outside of Israel, except which incorporated in the free zone, are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to main subsidiaries outside Israel are as follows:

                Company incorporated in the USA - tax rate of 38%-40% Company incorporated in U.K- tax rate of 30%

        C.      CARRYFORWARD TAX LOSSES

                Carryforward tax losses (derived from the Israeli companies) as of December 31, 2004 and 2003, aggregate $ 36 million and $ 33 million, respectively.

                Carryforward tax losses in Israel may be utilized indefinitely.


        D.      DEFERRED INCOME TAXES:

                1)      The deferred income taxes are composed as follows:

                                                                           DECEMBER 31
                                                                   ---------------------------
                                                                       2004           2003
                                                                   ------------   ------------
                                                                         IN THOUSANDS
                                                                   ---------------------------
                    Property, plant and equipment                      $13,832        $13,975
                    Inventories                                           (841)          (907)
                    Provisions for employee related obligations         (1,457)        (1,551)
                    Other                                                  653           (639)
                    In respect of carryforward tax losses
                       (see c. above)                                  (10,968)       (10,042)
                                                                   ------------   ------------
                       Total                                            $1,219           $836
                                                                   ============   ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 11 - TAXES ON INCOME (continued):

                2) Deferred income taxes are presented in the balance sheets among:

                                                                           DECEMBER 31
                                                                   ---------------------------
                                                                       2004           2003
                                                                   ------------   ------------
                                                                         IN THOUSANDS
                                                                   ---------------------------
                          Current asset                                 $(3,675)       $(5,464)
                          Long term liability                             4,894          6,300
                                                                   ------------   ------------
                                                                         $1,219           $836
                                                                   ============   ============

        E.      INCOME BEFORE INCOME TAXES IS COMPOSED AS FOLLOWS:

                                                              YEAR ENDED DECEMBER 31
                                                    ------------------------------------------
                                                        2004           2003           2002
                                                    ------------   ------------   ------------
                                                                   IN THOUSANDS
                                                    ------------------------------------------
                The Company and its Israeli
                   Subsidiaries                           $3,190        $(4,832)       $(8,658)
                Non-Israeli subsidiaries                  13,946         36,263         31,930
                                                    ------------   ------------   ------------
                                                         $17,136        $31,431        $23,272

        F.      TAXES ON INCOME INCLUDED IN THE STATEMENTS OF INCOME:

                                                              YEAR ENDED DECEMBER 31
                                                    ------------------------------------------
                                                        2004           2003           2002
                                                    ------------   ------------   ------------
                                                                   IN THOUSANDS
                                                    ------------------------------------------
                         Current:
                            Israeli                       $1,636           $746           $353
                            Non-Israeli                    1,941         10,292          4,963
                                                    ------------   ------------   ------------
                                                           3,577         11,038          5,316
                                                    ------------   ------------   ------------
                         Deferred:
                            Israeli                       $(498)       $(4,075)       $(1,796)
                            Non-Israeli                      219            520          2,236
                                                    ------------   ------------   ------------
                                                           (279)        (3,555)            440
                                                    ------------   ------------   ------------
                         For previous years :
                            Israeli                       $(516)          $(30)         $(112)
                            Non-Israeli                       64          (113)            135
                                                    ------------   ------------   ------------
                                                           (452)          (143)             23
                                                    ------------   ------------   ------------
                                                          $2,846         $7,340         $5,779
                                                    ============   ============   ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 11 - TAXES ON INCOME (continued):

        G. Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to income of companies in Israel (36% in the years 2002 and 2003, and 35% in 2004) and the actual tax expense:

                                                                                  YEAR ENDED DECEMBER 31
                                                                        ------------------------------------------
                                                                            2004           2003           2002
                                                                        ------------   ------------   ------------
                                                                                       IN THOUSANDS
                                                                        ------------------------------------------
                Income before taxes on income, as reported in
                  the consolidated statements of income                      $17,136        $31,431        $23,272
                Theoretical tax expense                                       $5,997        $11,315         $8,378
                                                                        ============   ============   ============
                Additional tax expenses arising from reduced tax
                  rate on losses from an approved enterprise                      73            380            958
                Decrease in tax arising from different tax rate
                  applicable to non-Israeli subsidiaries                     (2,575)        (2,834)        (3,886)
                                                                        ------------   ------------   ------------
                                                                               3,495          8,861          5,450
                Increase (decrease) in taxes resulting from\
                  permanent differences:
                  Disallowable deductions                                        110             36             22
                  Previous years                                               (452)          (143)             23
                Difference between the basis of measurement
                  of income reported for tax purposes and
                  the basis of measurement of income for
                  financial reporting purposes - net                           (807)            151          (242)
                  Sundry - net                                                   500        (1,565)            526
                                                                        ------------   ------------   ------------
                Taxes on income - in the consolidated statements
                  of income                                                   $2,846         $7,340         $5,779
                                                                        ============   ============   ============

        H.      TAX ASSESSMENTS

                Tax assessments for the Company and most of its subsidiaries are final through the tax year 1999.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

        BALANCE SHEETS:

                                                                                 DECEMBER 31
                                                                  ------------------------------------------
                                                                      2004           2003           2002
                                                                  ------------   ------------   ------------
                                                                                 IN THOUSANDS
                                                                  ------------------------------------------
       A.  ACCOUNTS RECEIVABLE:
           1) Trade:
              Outside Israel                                          $90,682        $73,883
              In Israel                                                14,447         11,840
                                                                  ------------   ------------
                                                                     $105,129        $85,723
                                                                  ============   ============
              Allowance for doubtful accounts:
                  Opening balance                                      $1,038         $1,131         $3,671
                  Hamashbir                                                                             859
                  Other                                                                                  95
              Decrease due to bad debts
                  Hamashbir                                              (872)
                  K-Mart                                                                             (3,494)
                  Other                                                   (39)          (123)
              Increase due to an acquisition of a new
                  subsidiary                                                              30
                                                                  ------------   ------------   ------------
              Closing balance                                            $127         $1,038         $1,131
                                                                  ============   ============   ============
              Principal customers (see note 1m and 15c):
                  Customer 1                                           $2,656        $18,890
                                                                  ============   ============
                  Customer 2                                          $29,871        $15,907
                                                                  ============   ============
                  Customer 3                                          $15,455        $16,500
                                                                  ============   ============

           2) Other:
              Investment grant receivable                                $646           $576
              Government departments - mainly
                  value added tax refundable                            1,501          4,500
              Prepaid expenses                                          1,822          2,046
              Deposits                                                    858            663
              Income receivable                                         1,184             96
              Employees                                                   380            512
              Receivables from subcontractors                           2,987          1,157
              Sundry                                                    1,249          1,112
                                                                  ------------   ------------
                                                                      $10,627        $10,662
                                                                  ============   ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                      DECEMBER 31
                                                              --------------------------
                                                                2004             2003
                                                              ----------      ----------
                                                                     IN THOUSANDS
                                                              --------------------------
        B.      INVENTORIES:
                  Finished products                            $137,813         $94,338
                  Products in process                            21,829          21,380
                  Raw materials and supplies                     12,797          19,918
                  Packaging and maintenance materials            11,328           7,348
                                                              ----------      ----------
                                                               $183,767        $142,984
                                                              ==========      ==========

        C.      SHORT-TERM BANK CREDIT

                The weighted average interest rate of short-term bank credit as of December 31, 2004 and 2003 is 3.5% and 1.9% , respectively. A subsidiary is a party to a credit agreement, which was amended, as of December 9 2004, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. The credit agreement provides for up to $ 60 million in short term credit (see note 8e).

                Unutilized short-term credit lines of the Group (under the USA credit agreement and other credit agreements) as of December 31, 2004 and 2003 aggregated to $ 163 million and $ 100 million, respectively.

                                                                      DECEMBER 31
                                                              --------------------------
                                                                2004             2003
                                                              ----------      ----------
                                                                     IN THOUSANDS
                                                              --------------------------
        D.      ACCOUNTS PAYABLE AND ACCRUALS - OTHER:
                  Employees and employee institutions            $7,745         $7,589
                  Provision for vacation and recreation pay       4,297          4,463
                  Income tax payable                              2,731          1,612
                  Accrued expenses                               18,300         17,956
                  Accrued expenses - restructuring costs                         6,163
                  In respect of purchase price adjustment,
                    see note 2f                                                  6,700
                  In respect of derivatives, see note 13c                        2,657
                  Other                                           1,010          1,002
                                                              --------------------------
                                                                $34,083        $48,142
                                                              ==========================

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                STATEMENTS OF INCOME:

        E.      RESTRUCTURING EXPENSES

                1) Consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 include restructuring costs in the Europe segment totaling approximately $1.1 million $1.0 million and $1.1 million respectively. During the years ended December 31, 2004, 2003 and 2002, the Company implemented restructuring plans which included the dismissal of a total of approximately 1,300 employees and the closing of certain of the Company's sewing plants and logistic centers.

                2)      The primary components of the restructuring costs are:


                                                                       YEAR ENDED DECEMBER 31
                                                                     2004       2003       2002
                                                                   --------   --------   --------
                                                                             IN THOUSANDS
                                                                   ------------------------------
                  Costs relating to workforce reduction                $190       $850       $651
                  Costs relating to write-off of fixed assets            50        157        414
                  Costs relating to write-off of other
                  accounts receivable                                   860
                                                                   --------   --------   --------
                                                                     $1,100     $1,007     $1,065
                                                                   ========   ========   ========

                THE 2004 PROGRAM

                During the fourth quarter of 2004 the Company initiated a restructuring program desined to reduce its cost structure (the "2004 Program"). The 2004 Program included the closure of a logistic center in Hungary and resulted in total restructuring costs of $1.5 million, from which $0.4 million included among cost of sales (related to inventory).

                The implementation of the 2004 Program in Hungary, consisted of the dismissal of approximately 230 persons who had previously been employed by the Company's Hungary subsidiary. The 2004 Program was concluded by May 2005.

                THE 2003 PROGRAM

                During 2003, the Company initiated a restructuring program designed to reduce its cost structure (the "2003 program"). The 2003 Program included the closure of sewing plants in Scotland and in Israel. The 2003 Program resulted in total restructuring charges to the Company of $1.0 million, which were recorded in the first quarter of 2003.

                The implementation of the 2003 Program in Scotland, which represented $0.9 million of the total charges of $1.0 million, consisted of the dismissal of approximately 100 persons who had previously been employed by the Company's European subsidiary.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                The implementation of the 2003 Program in Israel which represented $0.1 million of the total charges of $1.0 million, consisted of the dismissal of approximately 70 employees in Israel, who had previously been employed by the Company's. 2003 Program was concluded by the end of the first quarter of 2003.

                THE 2002 PROGRAM

                During 2002, the company initiated restructuring program designed to reduce its cost structure (the "2002 program"). The 2002 program included the closure of cutting and sewing facilities in Scotland and in the Dominican Republic. The 2002 program resulted in total restructuring charges to the Company of $1.1 million which were recorded in the fourth quarter of 2002.

                The implementation of the 2002 program in Scotland, which represented $0.7 million of the total $1.1 million, consisted of the dismissal of approximately 100 employees in Scotland.

                The implementation of the 2002 program in Dominican Republic, which represented $0.4 million of the total $1.1 million, consisted of the dismissal of approximately 800 employees in the Dominican Republic.

                As to restructuring plan with respect to an acquiree company, in 2003, see note 2c.

        F.      FINANCIAL EXPENSES - NET:

                                                                       YEAR ENDED DECEMBER 31
                                                                   ------------------------------
                                                                     2004       2003       2002
                                                                   --------   --------   --------
                                                                             IN THOUSANDS
                                                                   ------------------------------
                     Interest expenses                              $4,923      $3,824     $4,286
                     Interest income                                  (42)        (58)       (92)
                     Exchange differences and other - net              763       1,259        939
                     Losses from derivatives instruments               587         612        323
                                                                   --------   --------   --------
                                                                    $6,231      $5,637     $5,456
                                                                   ========   ========   ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

        G.      EARNINGS PER SHARE

                Following is data relating to the weighted average number of shares used in the computation of diluted earnings per share:

                                                                    2004        2003        2002
                                                                  --------    --------    --------
                                                                             IN THOUSANDS
                                                                  --------------------------------
                 Weighted average number of
                     shares used in the computation of
                     basic earnings per share                       18,478      18,313      18,914
                 Add:
                     Net additional shares from the anticipated
                         exercise of stock options                     356         450          13
                                                                  --------    --------    --------
                 Weighted average number of
                     shares used in the computation of
                     diluted earnings per share                     18,834      18,763      18,927
                                                                  ========    ========    ========

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

                The following table summarizes changes in other comprehensive income (loss) related to derivatives that are classified as cash flow hedges held by the Company during the period from January 1, 2002 through December 31, 2004:

                                                                          2004        2003        2002
                                                                        ---------   ---------   ---------
                                                                                 $ IN THOUSANDS
                                                                        ---------------------------------
                   Balance at beginning of year                         $(1,715)       $(583)      $225
                   Changes in effective portion of derivatives
                           designated as cash flow hedges                   691       (2,905)    (2,114)
                   Reclassification into earnings from other
                        comprehensive income                              1,822        1,299        943
                   Net of tax effect                                       (798)         474        363
                                                                        ---------   ---------   ---------
                   Balance at end of year                                   -;-      $(1,715)     $(583)
                                                                        =========   =========   =========

                Hedge loss related to the portion of cash flow hedging instruments excluded from assessment of effectiveness had impact on earnings for 2004 of $ 0.6 million, 2003 of $ 0.7 million loss and had no material impact on earnings for the years ended December 31, 2002. No cash flow hedges were discontinued during the years ended December 31, 2004, 2003 and 2002.

                As of December 31, 2004, the Company has no derivatives instruments outstanding.

        C.      FAIR VALUE OF FINANCIAL INSTRUMENTS

                The financial instruments of the Group consist mainly of non-derivative assets and liabilities (items included in working capital, long-term receivables - in insignificant amounts - and long-term liabilities); the Group also has derivatives.

                In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates, or are in immaterial amounts. The fair values derivatives as of December 31, 2003 was $ 2,657 thousands (As of December 31, 2004, the Company has no derivative instruments).

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 14 - "RELATED PARTIES" - TRANSACTIONS AND BALANCES:

        A.      TRANSACTIONS WITH RELATED PARTIES:

                                                                    YEAR ENDED DECEMBER 31
                                                            -------------------------------------
                                                                2004         2003         2002
                                                            -----------  -----------  -----------
                                                                        IN THOUSANDS
                                                            -------------------------------------
                  Net revenues                                 $1,303       $2,433       $4,922
                                                            ===========  ===========  ===========
                  Purchases and other expenses                    $21         $249         $410
                                                            ===========  ===========  ===========

                The above transactions were made with one of the Company's shareholders in the ordinary course of business, at prices agreed upon in negotiations between the parties, taking into account the volume of orders, at customary supplier credit terms.

                As to options granted to the Company's CEO, see note 10b.

        B.      RELATED PARTIES BALANCES:

                                                                              DECEMBER 31
                                                                        -----------------------
                                                                            2004         2003
                                                                        ----------   ----------
                                                                              IN THOUSANDS
                                                                        -----------------------
                  Current receivables - presented in the balance
                  sheets among "accounts receivable - trade"                  $126         $251
                                                                        ==========   ==========
                  Current liabilities - presented under "accounts
                  payable and accruals"                                        $20          $28
                                                                        ==========   ==========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 15 - SEGMENT INFORMATION :

        A.      INFORMATION ON OPERATING SEGMENTS:

                OPERATING SEGMENTS:

                1)      General:

                        The Company conducts its worldwide operations in five operating segments as follows:

                        Delta USA, U.S upper market and Europe- these segments are engaged in manufacturing and marketing of intimate apparel to various customers in the U.S and European markets. Socks- the segment is engaged in manufacturing and marketing of socks to various customers in the U.S and European markets. Delta marketing Israel - this segment is engaged in marketing of intimate apparel to various customers in Israel through retail and wholesale operations.

                        The Company changed its internal organization by transferring Socks marketing operation in Israel to the managerial responsibility of Delta Marketing Israel. In addition, US upper market and the textile divisions were merged. Numbers included below have been reclassified accordingly.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 15 - SEGMENT INFORMATION (continued):

b)      Financial data relating to reportable operating segments:

                                                                                            DELTA
                                                   US UPPER                               MARKETING
                                    DELTA USA       MARKET       EUROPE         SOCKS       ISRAEL       ADJUSTMENTS      TOTAL
                                    ---------       ------       ------         -----       ------       -----------      -----
                                                                        (U.S. $ IN THOUSANDS)
                                    ---------------------------------------------------------------------------------------------
Year ended December 31, 2004:
  Net revenues:
    To unaffiliated customers        $186,280       $90,540      $193,638      $138,749     $46,460      $(1,398)(1)     $654,269
    Intersegment                                    $21,312          $165        $5,435                    $(26,912)          -`-
                                    ---------     ---------     ---------     ---------   ---------     -----------    ----------
  Total net revenues                 $186,280      $111,852      $193,803      $144,184     $46,460        $(28,310)     $654,269
                                    =========     =========     =========     =========   =========     ===========    ==========
  Operating income (loss)              $5,911         $(568)     $4,906(4)       $9,137      $4,753      $(1,730)(2)      $22,409
                                    =========     =========     =========     =========   =========     ===========    ==========
  Assets (at end of year)            $225,744       $98,055      $100,264       $56,271     $23,866       $30,297(3)     $534,497
                                    =========     =========     =========     =========   =========     ===========    ==========
  Depreciation and amortization        $1,438        $6,097        $4,326        $2,463        $450             $411      $15,185
                                    =========     =========     =========     =========   =========     ===========    ==========


(1)    Includes results of hedge transactions.
(2)    Includes mainly the effect of hedge transactions in an amount of $1,700 thousands.
(3)    Includes general corporate assets not assignable to segments.
(4)    Includes restructuring expenses in the amount of $1,500 thousands relating to the closure of a logistic center in Hungary.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 15 - SEGMENT INFORMATION (continued):

                                                                                            DELTA
                                                   US UPPER                               MARKETING
                                    DELTA USA       MARKET       EUROPE         SOCKS       ISRAEL       ADJUSTMENTS      TOTAL
                                    ---------       ------       ------         -----       ------       -----------      -----
                                                                        (U.S. $ IN THOUSANDS)
                                    ---------------------------------------------------------------------------------------------
Year ended December 31, 2003:
  Net revenues:
    To unaffiliated customers        $213,241       $66,665      $176,827       $86,393     $37,561         $(557) (1)   $580,130
    Intersegment                                     21,603           563         3,022                   (25,188)           - ;-
                                    ---------     ---------     ---------     ---------   ---------     -----------    ----------
  Total net revenues                 $213,241       $88,268      $177,390       $89,415     $37,561      $(25,745)       $580,130
                                    =========     =========     =========     =========   =========     ===========    ==========
  Operating income (loss)             $24,780       $(8,871)       $4,453 (4)    $8,997      $2,415        $5,042 (2)     $36,816
                                    =========     =========     =========     =========   =========     ===========    ==========
  Assets (at end of year)            $137,762        84,185      $109,377       $69,877     $19,774       $29,909 (3)    $450,884
                                    =========     =========     =========     =========   =========     ===========    ==========
  Depreciation and amortization        $1,561        $5,560        $4,368        $2,148        $398          $495         $14,530
                                    =========     =========     =========     =========   =========     ===========    ==========


(1) Includes results of hedge transactions.
(2) Including mainly capital gain in an amount of $ 4,050 thousands, the effect of losses of hedge transactions in an amount of
    $ 1,300 thousands and gain of  $600 thousands which represents the minority share in the operating profits of certain subsidiary - included in the US Upper market - which is partly consolidated for segment purposes and fully consolidated in the consolidated financial statements.
(3) Includes general corporate assets not assignable to segments.
(4) Includes restructuring expenses in the amount of $ 1,007 thousands relating to the closure of sewing facilities in Scotland and in Israel.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 15 - SEGMENT INFORMATION (continued):

                                                                                            DELTA
                                                   US UPPER                               MARKETING
                                    DELTA USA       MARKET       EUROPE         SOCKS       ISRAEL       ADJUSTMENTS      TOTAL
                                    ---------       ------       ------         -----       ------       -----------      -----
                                                                        (U.S. $ IN THOUSANDS)
                                    ---------------------------------------------------------------------------------------------
Year ended December 31, 2002:
  Net revenues:
    To unaffiliated customers        $202,024       $81,968      $170,265       $79,193     $34,808         $(960) (1)   $567,298
    Intersegment                                     29,157           706         4,710                   (34,573)           - ;-
                                    ---------     ---------     ---------     ---------   ---------     -----------    ----------
  Total net revenues                 $202,024      $111,125      $170,971       $83,903     $34,808      $(35,533)       $567,298
                                    =========     =========     =========     =========   =========     ===========    ==========
  Operating income (loss) (3)         $14,575      $(4,731)       $10,205        $8,319     $(1,267)         $667 (4)     $27,768
                                    =========     =========     =========     =========   =========     ===========    ==========
  Assets (at end of year)            $143,730       $94,849      $105,522       $46,413     $17,129       $33,415 (2)    $441,058
                                    =========     =========     =========     =========   =========     ===========    ==========
  Depreciation and amortization        $1,294        $5,518        $3,932        $2,420        $387          $531         $14,082
                                    =========     =========     =========     =========   =========     ===========    ==========


(1)  Includes results of hedge transactions.
(2)  Includes general corporate assets not assignable to segments.
(3)  Includes restructuring costs in the amount of $ 673 thousands in Europe and $ 392 thousands in Delta USA.
(4)  Including mainly the losses of hedge transactions in an amount of $ 960 thousands and gains of $ 1,025 thousands which represents the minority share in the operating profits of certain subsidiary - included in the US Upper market - which is partly consolidated for segment purposes and fully consolidated in the consolidated financial statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 15 - SEGMENT INFORMATION (continued):

        B.      GEOGRAPHICAL INFORMATION:

                                                                    YEAR ENDED DECEMBER 31
                                                            ------------------------------------
                                                               2004         2003         2002
                                                            ----------   ----------   ----------
                                                                        IN THOUSANDS
                                                            ------------------------------------
                1)  Revenues
                      attributed to geographic area
                      (based on the location of the
                      customers):
                      North America                           $334,833     $300,708     $303,103
                      United Kingdom                           202,831      187,885      181,302
                      Europe (other than U.K.)                  64,605       48,766       44,409
                      Israel                                    52,000       42,771       38,484
                                                            ----------   ----------   ----------
                                                              $654,269     $580,130     $567,298
                                                            ==========   ==========   ==========

                2) The net balance of the Company's property, plant and equipment, by geographic location, are as follows:

                                                                        DECEMBER 31
                                                            ------------------------------------
                                                               2004         2003         2002
                                                            ----------   ----------   ----------
                                                                        IN THOUSANDS
                                                            ------------------------------------
                  Israel                                       $57,685      $60,108      $64,998
                  Egypt                                         24,464       22,218       20,940
                  United States                                 15,637        8,369        7,284
                  Eastern Europe                                11,370       11,719        6,803
                  Jordan                                         9,470        9,666       10,510
                  United Kingdom                                 3,831        4,429        7,740
                  Ireland                                        1,184        5,450
                  Thailand                                       2,108
                  Other                                          2,592        2,918        3,326
                                                            ----------   ----------   ----------
                                                              $128,341     $124,877     $121,601
                                                            ==========   ==========   ==========

                C.      REVENUES FROM PRINCIPAL CUSTOMERS:

                                                                    YEAR ENDED DECEMBER 31
                                                            ------------------------------------
                                                               2004         2003         2002
                                                            ----------   ----------   ----------
                                                                        IN THOUSANDS
                                                            ------------------------------------
                  Customer 1                                  $188,947     $179,120     $174,195
                  Customer 2                                   $86,177      $82,472      $76,910
                  Customer 3                                   $70,157      $86,829      $65,317

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF DELTA TEXTILES (LONDON) LIMITED

We have audited the balance sheets of Delta Textiles (London) Limited ("the Company") as at 31 December 2004 and 31 December 2003 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended 31 December 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2004 and 31 December 2003 and the results of its operations, changes in its shareholders' equity and cash flows for each of the three years in the period ended 31 December 2004, in conformity with generally accepted accounting principles in the United Kingdom. In addition they present fairly, in all material respects, the financial position of the Company as at 31 December 2003 and 31 December 2003 and the results of its operations for each of the three years in the period ended 31 December 2004 and the generally accepted accounting principles in the United States of America.



BAKER TILLY

Registered Auditor
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST
United Kingdom

15 June 2005

ERNST & YOUNG ALLIED FOR ACCOUNTING & AUDITING Phone: +20 2 336 2000

              37 El Ahrar Street, Mobica Tower Fax:   +20 2 760 0813

              P.O. Box 97 Dokki, Giza-Egypt

CAIRO.OFFICE@EG.EY.COM

www.ey.com/eyme


To the shareholders of
DELTA TEXTILE EGYPT (S.A.E.)


We have audited the balance sheets of DELTA TEXTILE EGYPT (S.A.E.) as of 31 December 2004 and 2003 and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended 31 December 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2004 and 2003, and the results of its operations, changes in its shareholders' equity and its cash flows for each of the three years in the period ended 31 December 2004, in conformity with generally accepted accounting principles ("GAAP") in the United States.



EMAD H. RAGHEB
FFSAA - FEST
(RAA - 3678)

CAIRO 15 June 2005

ERNST & YOUNG ALLIED FOR ACCOUNTING & AUDITING Phone: +20 2 336 2000

37 El Ahrar Street, Mobica Tower               Fax:   +20 2 760 0813

P.O. Box 97 Dokki, Giza-Egypt

CAIRO.OFFICE@EG.EY.COM

www.ey.com/eyme


To the shareholders of
DELTA SOURCING EGYPT (L.L.C)


We have audited the balance sheets of DELTA SOURCING EGYPT (L.L.C) as of 31 December 2004 and 2003 and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended 31 December 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2004 and 2003, and the results of its operations, changes in its shareholders' equity and its cash flows for each of the three years in the period ended 31 December 2004, in conformity with generally accepted accounting principles ("GAAP") in the United States.



EMAD H. RAGHEB
FFSAA - FEST
(RAA - 3678)

CAIRO 15 June 2005