Form 20-F/A
period 2004-12-31
DELTA GALIL INDUSTRIES LTD
filed 2006-04-13
CIK 1081022

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2006

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 AMENDMENT No. 1

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

                              Yes __X__ No _______

      Indicate by check mark which financial statement item the Registrant elected to follow:

                          Item 17 _______ Item 18 __X__

--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

Delta Galil Industries Ltd. is filing this amendment on Form 20-F/A to its Form 20-F ("Original Form 20-F") for the year ended December 31, 2004, originally filed on June 27, 2005, to correct an error contained in the statement of cash flows for the year ended December 31, 2004.

The error relates to the classification of a cash payment of $4.8 million in fiscal 2004, relating to restructuring expenses recorded as part of the acquisition of Auburn Hosiery Mills. The Company had incorrectly classified the payment as a cash flow used in investing activities rather than cash flows used in operating activities. The following table reflects the adjustments to the statement of cash flows to correct this classification error:

                                                   AS REPORTED       CORRECTION       AS RESTATED
                                                 ---------------   --------------   ---------------
                                                                   In $ thousands
   Cash flows from operating
       activities                                $        27,174   $       (4,800)  $        22,374
   Cash flows from investing activities                  (73,689)           4,800           (68,889)
   Cash flows from financing activities                   50,836                -            50,836
   Translation differences on cash and
       cash equivalents                                      130                -               130
                                                 ---------------   --------------   ---------------
       Net increase in cash and cash
           equivalents                           $         4,451                -   $         4,451
                                                 ===============   ==============   ===============

No other financial statement items were affected by the correction of the classification error.

Furthermore, the Company is amending the Original Form 20-F for the following
Items:

        a) Amend Item 15 within the Original Form 20-F to clarify the opinion of our Chief Executive Officer and of our Chief Financial Officer with respect to the effectiveness of our internal controls over financial reporting as of December 31 2004. We hereby replace Item 15 of the Original Form 20-F with the amended Item 15 included in this Amendment No. 1;
        b) Include a revised report of Kesselman & Kesselman dated April 11, 2006, on the Consolidated Financial Statements of Delta Galil Industries Ltd., which includes a new note 16 relating to events that occured after December 31, 2004;
        c)      Include a report of Baker Tilly dated April 10, 2006;
        d) Include the revised report of Allied for Accounting & Auditing, Member Firm of Ernst & Young Global, dated 30 March, 2006, that refers to the standards of the Public Company Accounting Oversight Board (United States); and
        e) Amend Item 5 - Operating and Financial Review and Prospects to reflect the restatement to the Consolidated Statement of Cash Flows for the year ended December 31, 2004.

Except as otherwise expressly stated herein and to reflect the changes referred to above, this amended annual report on Form 20-F/A speaks as of the filing date of the Original Form 20-F, and does not purport to reflect events or developments subsequent to the original filing date of the Original Form 20-F.

PART I

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

        Following is a breakdown of Delta Galil's cash flows for the last three years in US $ millions:

                                                                      YEAR ENDED DECEMBER 31
                                                               ------------------------------------
                                                                  2002         2003         2004
                                                               ----------   ----------   ----------
                                                                                         (RESTATED)
                                                                                         ----------
Net cash flow provided by operating activities *.............    $26.3        $42.9        $22.4
Net cash flow used in investing activities **................    (19.7)       (18.4)       (68.9)
Net cash flow provided by financing activities (excluding
dividends to shareholders and cost of acquisition of
treasury shares).............................................     10.5        (11.8)        59.1
Dividends to shareholders....................................     (7.0)        (9.5)        (8.3)
Cost of acquisition of treasury shares.......................     (8.4)           -            -
Translation differences on cash equivalents of foreign.......                                0.1
currency consolidated subsidiary.............................        -            -
                                                               ----------   ----------   ----------
Increase in cash and cash equivalents........................     $1.7         $3.2         $4.4
                                                               ==========   ==========   ==========

        * Net cash provided by operating activities has been decreased by $ 4.8 million due to a correction of an error in classification of payments made in 2004 relating to restructuring expenses recorded as part of the acquisition of Auburn Hosiery Mills (see note 1A3 of the Notes to the Consolidated Financial Statements).

        ** Net cash used in investing activities has been increased by $4,800 thousand due to the correction of an error in classification of payments made in the year 2004, relating to restructuring expenses recorded as part of the acquisition of Auburn Hosiery Mills (see note 1A3 of the Notes to the Consolidated Financial Statements).

        In 2002, 2003 and 2004 Delta Galil generated excess cash flow from operations of $26.3 million, $42.9 million and $22.4 million respectively. The decrease in net cash flow provided by operating activities from $42.9 million in 2003 to $22.4 million in 2004 is mainly attributed to the decrease in net income. The increase in the net cash flow used in investing activities is mainly attributed to the acquisition of Burlen in the fourth quarter of 2004. Net cash flow used in financing activities in 2004 amounted to $59.1 million while in 2003 the net cash flow provided by financing activities amounted to $11.8 million. The decrease in cash flow used in financing activities is attributed mainly to the increase in bank debt in connection with the acquisition of Burlen.

PART II

ITEM 15:        CONTROLS AND PROCEDURES

        DISCLOSURE CONTROLS AND PROCEDURES. Delta Galil's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that Delta Galil had in place, as of the end of the period covered by this Annual Report, effective controls and procedures designed to ensure that information required to be disclosed by Delta Galil in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

        INTERNAL CONTROLS. There have not been any change in Delta Galil's internal control over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this Annual Report that has materially affected or is reasonably likely to affect, Delta Galil's internal control over financial reporting.

PART III

ITEM 17:        FINANCIAL STATEMENTS

        Not applicable


ITEM 18:        FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-54 hereof.

ITEM 19:        EXHIBITS

(A)     INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                          PAGE
        ------------------------------------------                          ----
        Report of Independent Registered Public Accounting Firm............ F-2
        Consolidated Statements of Income for the Years Ended
          December 31, 2002, 2003 and 2004................................. F-3
        Consolidated Balance Sheets at December 31, 2002 and 2003.......... F-4
        Consolidated Statements of Changes in Shareholders' Equity for
          the Years Ended December 31, 2002, 2003 and 2004................. F-6
        Consolidated Statements of Cash Flows for the Years Ended
          December 31, 2002,2003 and 2004 (restated)....................... F-7
        Notes to Consolidated Financial Statements......................... F-10
        Reports of Independent Auditors with respect to consolidated subsidiaries..................................................... F-56

(B)     EXHIBITS

1.1     Memorandum of Association, as amended**

1.2     Articles of Association**

2.1     Form of Deposit Agreement and ADR*

4.1 Stock Purchase Agreement dated as of December 8, 2004 by and among Steven Klein, Kristina Nettesheim, and Gary Beggs, as selling shareholders and Delta Galil Industries Ltd. and Delta Galil USA Inc. as Purchaser relating to the acquisition of Burlen Corp. + ******

4.2 Second Amended and Related Credit and Security Agreement dated as of December 9, 2004 by and among Delta Galil USA Inc., as Borrower; Bank Leumi USA and Bank Hapoalim B.M., as Lenders and Bank Leumi USA, as Agent. ******

4.3 Agreement for Purchase and Sale of Stock of Auburn Hosiery Mills, Inc. dated October 30, 2003, by and among Delta Galil USA Inc., Delta Galil Industries Ltd., Delta Galil Holland B.V., CGW Holdings, Inc., GCI Spainco, S.L. and Kellwood Company ****

4.4     Option Plan to 13 employees of Delta Galil and/or its subsidiaries*

4.5     Option Plan to Arnon Tiberg*

4.6     Option Plan to 70 employees of Delta Galil and/or its subsidiaries***

4.7     Delta Galil Industries Ltd. 2002 Share Option Plan*****

4.8     Form of Indemnification Undertaking******

8.1     List of subsidiaries ******

12.1    Section 302 Certification of Dov Lautman

12.2    Section 302 Certification of Yossi Hajaj

13.1    Section 906 Certification of Dov Lautman

13.2    Section 906 Certification of Yossi Hajaj

14.1    Consent of Kesselman & Kesselman

14.2    Consent of Baker Tilly

14.3 Consents of Allied for Accounting & Auditing, Member Firm of Ernst & Young Global

------------------------------------
* Previously filed as an exhibit to Delta Galil's Registration Statement on Form F-1 (Registration No. 333-10062) filed with the Securities and Exchange Commission on February 26, 1999 and incorporated herein by reference.
** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No.0-30020) filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference

*** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 333-12608) filed with the Securities and Exchange Commission on September 26, 2000 and incorporated herein by reference.
**** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 23, 2004 and incorporated herein by reference.
***** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 353-102247) filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.
****** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference.
******* Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 27, 2005 and incorporated herein by reference.

+Portions of this exhibit have been omitted and have been filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

                                    SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                        DELTA GALIL INDUSTRIES LTD.


                                        By: Yossi Hajaj
                                            -----------
                                        Name:  Yossi Hajaj
                                        Title: Chief Financial Officer


Date:   April 13, 2006

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004


                                TABLE OF CONTENTS


                                                                      PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC
   ACCOUNTING FIRM                                                     F-2
CONSOLIDATED FINANCIAL STATEMENTS:
     Statements of income                                              F-3
     Balance sheets                                                  F-4-F-5
     Statements of changes in shareholders' equity                     F-6
     Statements of cash flows                                        F-7-F-9
     Notes to financial statements                                  F-10-F-55
     Reports of Independent Auditors with respect to
       consolidated subsidiaries                                       F-55


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

As discussed in Note 1A.3 to the consolidated financial statements, the consolidated statement of cash flows for the year ended December 31, 2004 has been restated.


Tel-Aviv, Israel                               Kesselman & Kesselman
   April 11, 2006                       Certified Public Accountant (Isr.)
                                        A member of PricewaterhouseCoopers
                                                International Limited

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

                                                         * Less than $1,000.

                              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                                                F-6


                                                                                                             (Continued) - 1
                                                 DELTA GALIL INDUSTRIES LTD.
                                                  (An Israeli corporation)
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (U.S. dollars in thousands)


                                                                                          YEAR ENDED DECEMBER 31
                                                                                 ------------------------------------------
                                                                                     2004           2003           2002
                                                                                 ------------   ------------   ------------
                                                                                 (as resated)
CASH FLOWS FROM OPERATING ACTIVITIES*:
    Net income                                                                       $12,685        $23,352        $16,626
    Adjustments to reconcile net income to net cash provided by operating activities:
       Income and expenses not involving cash flows:
           Minority interests in profits of subsidiaries - net                         1,368            439          1,025
           Share in losses (profits) of associated companies, net                        237            300           (158)
           Amounts carried to deferred charges                                          (597)                         (146)
           Depreciation and amortization                                              15,185         14,530         14,082
           Write-down of other investments                                                             634
           Deferred income taxes - net                                                  (279)        (3,555)           440
           Restructuring expenses                                                      1,310            194            414
           Changes in accrued liability for employee rights upon
               retirement                                                              1,023            409             96
           Loss (gain) on amounts funded in respect of employee
              rights upon retirement                                                    (416)           214            624
           Capital loss (gain) on sale of property, plant and equipment
               and subsidiary shares                                                    (922)        (3,645)           313
           Capital gain from realization of other investment                            (958)          (885)          (960)
           Erosion of long-term receivables                                               (6)           (30)
           Exchange differences (erosion) of principal of long-term
              bank loans - net                                                          (180)         1,043             28
                                                                                 ------------   ------------   ------------
                                                                                      15,765          9,648         15,758
                                                                                 ------------   ------------   ------------
       Changes in operating assets and liabilities:
           Decrease (increase) in accounts receivable                                  1,798         15,095        (10,493)
           Increase (decrease) in accounts payable and accruals                       12,204*        (5,061)         4,425
           Increase in inventories                                                   (20,078)          (173)           (35)
                                                                                 ------------   ------------   ------------
                                                                                      (6,076)         9,861         (6,103)
                                                                                 ------------   ------------   ------------
    Net cash provided by operating activities - forward                              $22,374*        $42,861       $26,281
                                                                                 ------------   ------------   ------------

* Net cash provided by operating activities has been decreased by $4,800 thousand due to the correction of an error in classification of payments made in the year 2004 relating to restructuring expenses recorded as part of the acquisition of Auburn Hosiery Mills (see note 1A3).


                                                                                                             (Continued) - 2
                                                 DELTA GALIL INDUSTRIES LTD.
                                                  (An Israeli corporation)
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (U.S. dollars in thousands)


                                                                                          YEAR ENDED DECEMBER 31
                                                                                 ------------------------------------------
                                                                                     2004           2003           2002
                                                                                 ------------   ------------   ------------
                                                                                 (as restated)
Brought forward                                                                      $22,374        $42,861        $26,281
                                                                                 ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES**:
    Acquisition of subsidiaries (1)                                                  (56,039)       (10,101)        (5,600)
    Additional payment allocated to goodwill                                          (6,700)        (2,003)
    Purchase of property, plant and equipment                                        (13,484)       (14,925)       (17,728)
    Investment grants relating to property, plant and equipment                        1,074          1,099          1,591
    Other investments                                                                    (58)                          (17)
    Proceeds from sale of property, plant and equipment                                4,318          6,091            494
    Proceeds from realization of other investment                                      2,640          2,567          2,480
    Proceeds from sale of subsidiary shares                                                             250
    Associated company consolidated in previous years (2)                                                               (2)
    Loans granted to employees                                                          (260)          (350)          (408)
    Collection of employees loans                                                        313            345            400
    Long term loans granted                                                              (26)          (221)          (270)
    Amounts funded in respect of employee rights upon
       retirement - net                                                                 (667)        (1,157)          (686)
                                                                                 ------------   ------------   ------------
    Net cash used in investing activities                                            (68,889)       (18,405)       (19,746)
                                                                                 ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Cost of acquisition of treasury shares                                                                          (8,356)
    Long-term bank loans and other long-term liabilities                             119,000                        11,000
    Decrease in long-term loans and other long-term liabilities                      (10,430)       (10,335)       (10,391)
    Dividend to the Company's shareholders                                            (8,312)        (9,493)        (6,976)
    Dividend to minority shareholders in a subsidiary                                   (863)          (778)          (500)
    Short-term bank credit - net                                                     (48,890)        (2,067)        10,401
    Proceeds from exercise of options granted to employees
      and the company's CEO                                                              331          1,425             16
                                                                                 ------------   ------------   ------------
    Net cash provided by (used in) financing activities                               50,836        (21,248)        (4,806)
                                                                                 ------------   ------------   ------------
    TRANSLATION DIFFERENCES ON CASH AND
         CASH EQUIVALENTS OF FOREIGN
         CURRENCY CONSOLIDATED SUBSIDIARY                                                130              *
                                                                                 ------------   ------------   ------------
    NET INCREASE IN CASH AND CASH EQUIVALENTS                                          4,451          3,208          1,729
    CASH AND CASH EQUIVALENTS AT BEGINNING
         OF YEAR                                                                      17,699         14,491         12,762
                                                                                 ------------   ------------   ------------
    CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $22,150        $17,699        $14,491
                                                                                 ============   ============   ============

                                                     * Less than $1,000.

(1), (2) See next page for details.
** Net cash used in investing activities has been increased by $4,800 thousand due to the correction of an error in classification of payments made in the year 2004, relating to restructuring expenses recorded as part of the acquisition of Auburn Hosiery Mills (see note 1A3).


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

                3)      Statement of cash flows - restatement

                        These financial statements have been amended to correct an error in the statement of cash flows for the year ended December 31, 2004. The error relates to the classification of a payment of $4,800 thousand, made in year 2004, relating to restructuring expenses recorded as part of the acquisition of Auburn Hosiery Mills. The Company is amending the Statement of cash flows to reclassify this payment from cash flows used in investing activities to cash flows used in operating activities.

                        No other items were affected by the error referred to above.

                        The following reflect the adjustment to the cash flow statement for the year ended December 31, 2004:

                                                                   AS REPORTED       CORRECTION       AS RESTATED
                                                                 ---------------   --------------   ---------------
                                                                                   In $ thousands
                        Cash flows from operating
                            activities                           $        27,174   $       (4,800)  $        22,374
                        Cash flows from investing activities             (73,689)           4,800           (68,889)
                        Cash flows from financing activities              50,836                -            50,836
                        Translation differences on cash and
                            cash equivalents                                 130                -               130
                                                                 ---------------   --------------   ---------------
                            Net increase in cash and cash
                                equivalents                      $         4,451                -   $         4,451
                                                                 ===============   ==============   ===============

                4) Use of estimates in the preparation of financial statements

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

                5)      Functional currency


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

        T.      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

                1)      FAS 123 (revised 2004) Share-based Payment

                        In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards ("FAS") No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments .In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC's interpretation of FAS 123R.

                        FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 - "Accounting for Stock Issued to Employees", and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement's effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

                        The company estimates that there will not be any cumulative effect of adopting FAS 123R, as of its adoption date by the company (1 January 2006), based on the awards outstanding as of December 31, 2005. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2005 and prior to the adoption of FAS 123R.

                        The Company expects that upon the adoption of FAS 123R, as of January 1, 2006, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company's financial statements for periods prior to the effective date of the Statement will not be restated. Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under FAS 123.

                        The company does not expect this statement to have a material effect on the company's financial statements or its result of operations in future periods.

                2) FAS 151 Inventory Costs - an amendment of ARB 43, Chapter 4 In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an Amendment of ARB 43, Chapter 4" ("FAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The company does not except this statement to have a material effect on the company's financial statements, its results of operations or cash flows.

                3) FAS 154 Accounting Changes and Error Corrections - a replacement of Accounting Principles Board Opinion ("APB") No. 20 and FASB Statement No. 3.

                        In June 2005, the Financial Accounting Standards Board issued FAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the company). The Company does not expect the adoption of this statement will have a material impact on the Company's results of operations, financial position or cash flows.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                4) In December 2004, the FASB issued FAS No. 153, "Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29" (FAS 153). FAS 153 amends APB Opinion No. 29, "Accounting for Non-monetary Transactions" (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company's financial statements or its results of operations.

                5)      FAS 155

                        In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No.133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company's financial statements or its results of operations.

                6)      FAS 156

                        In March 2006 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Reporting No. 156 ("SFAS 156"). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. The Company does not currently engage in transfers of financial fixed assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements.

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

NOTE 16- SUBSEQUENT EVENT

A. During the third quarter of 2005, as a result of a change in the business environment and the erosion in selling prices, the Company's management implemented a restructuring plan in order to reduce expenses and improve efficiency of operations. In the third quarter of 2005, the Company recorded expenses relating to the restructuring plan at the total amount of $ 8.6 million. This plan includes the costs associated with closing certain manufacturing plants in Central and North America and in Israel and the related employee termination accruals.

In addition to the restructuring plan, the Company recorded in the third quarter of 2005 an impairment of long-lived assets pursuant to FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" in an amount of $ 7.4 million, and a further goodwill impairment pursuant to FAS No. 142 "Goodwill and Other Intangible Assets" in an amount of $ 5.5 million.

B. A subsidiary of the Company is a party to a credit agreement, which provides for $ 130 million in loans, of which $ 70 million are long term loans which bear interest of Libor +1.4% and the remainder is short term credit which bears interest of Libor +1.15%. The principal of the term loans is payable in 20 equal quarterly installments. This credit agreement includes covenants based on the ratio of the subsidiary's EBITDA to fixed charges, the ratio of net worth to total assets of the subsidiary and the ratio of the sum of the subsidiary's (a) loans (b) letters of credit, and (c) acceptances (or, collectively, debt) to EBITDA.

The subsidiary and the banks amended the credit agreement in January 12, 2006. The material changes contained in the amendment are the following:

o An increase in the interest rate on the revolving credit from LIBOR plus 1.15% to LIBOR plus 1.40%, and an increase in the interest rate on the term loan from LIBOR plus 1.40% to LIBOR plus 1.65%;

o       A prepayment of $25 million of the principal amount of the term loan;

o A reduction in the quarterly payment on the term loan from $3.5 million to $1.9 million; and

o An extension of the expiration of the revolving loan facility from January 15, 2006 to May 15, 2006.

The subsidiary did not satisfy the covenant relating to the ratio of EBITDA to fixed charges for the year ended December 31, 2005. The amendment, from January 12, 2006, provided for a waiver of all of the financial covenants for the period ending December 31, 2005.

The company is in the process of negotiation with the banks to amend the ratio of the credit agreement to new covenant targets.

                         Report of Independent Auditors

The Board of Directors of Delta Textile Egypt - Free Zone (S.A.E.)

We have audited the balance sheets of Delta Textile Egypt - Free Zone (S.A.E.) as of 31 December 2004 and 2003, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended 31 December 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Textile Egypt - Free Zone (S.A.E.) at 31 December 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2004, in conformity with the Egyptian Accounting Standards and the related applicable Egyptian laws and regulations which differ in certain respects from United States generally accepted accounting principles (see Note 14 of Notes to the Financial Statements).


                                        Allied for Accounting and Auditing-
                                        Member Firm of Ernst & Young Global


Cairo, Egypt
30 March 2006

                         Report of Independent Auditors

The Board of Directors of Delta Egypt Sourcing (Limited Liability Company)

We have audited the balance sheets of Delta Egypt Sourcing (Limited Liability Company) as of 31 December 2004 and 2003, and the related statements of income and changes in Quota holders' Equity and cash flows for each of the three years in the period ended 31 December 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Egypt Sourcing (Limited Liability Company) at 31 December 2004 and 2003, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with the Egyptian Accounting Standards and the related applicable Egyptian laws and regulations which differ in certain respects from United States generally accepted accounting principles (see Note 12 of Notes to the Financial Statements).



                                        Allied for Accounting and Auditing-
                                        Member Firm of Ernst & Young Global


Cairo, Egypt
30 March 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE MEMBERS OF DELTA TEXTILES (LONDON) LIMITED

We have audited the balance sheets of Delta Textiles (London) Limited and its subsidiaries ("the Company") as at 31 December 2004 and 31 December 2003 and the related statements of income, changes in shareholder equity and cash flows for each of the three years in the period ended 31 December 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2004 and 31 December 2003 and the result of its operations, changes in its shareholders' equity and cash flows for each of the three years in the period ended 31 December 2004, in conformity with generally accepted accounting principles in the United Kingdom. In addition they present fairly, in all material respects, the financial position of the Company as at 31 December 2004 and 31 December 2003 and the results of its operations for each of the three years in the period ended 31 December 2004, in conformity with generally accepted accounting principles in the United States of America.


BAKER TILLY

Registered Auditor
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST
United Kingdom

10 April 2006