Form 20-F/A
period 2004-12-31
DELTA GALIL INDUSTRIES LTD
filed 2006-04-25
CIK 1081022

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2006

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 AMENDMENT No. 2

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

                              Yes __X__ No _______

      Indicate by check mark which financial statement item the Registrant elected to follow:

                          Item 17 _______ Item 18 __X__

--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

Delta Galil Industries Ltd. (the "Company") is filing this Amendment No. 2 on Form 20-F/A to its Form 20-F for the year ended December 31, 2004, originally filed on June 27, 2005 ("Original Form 20-F"). On April 12, 2006, the Company filed Amendment No. 1 to the original Form 20-F ("Amendment No. 1"). Amendment No. 1 included a revised section entitled "Liquidity and Capital Resources" under "Item 5 - Operating and Financial Review and Prospectus", following the correction of an error contained in the statement of cash flows for the year ended December 31, 2004.

The purpose of this Amendment No. 2 is to

        a)      Include revised Item 5 in its entirety; and
        b) Amend Item 15 within the Original Form 20-F to clarify the opinion of our Chief Executive Officer and of our Chief Financial Officer with respect to the effectiveness of our internal controls over financial reporting as of December 31 2004. We hereby replace Item 15 of the Original Form 20-F with the amended Item 15 included in this Amendment No. 2.

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

Delta Galil estimates that there will not be any cumulative effect of adopting FAS 123R, as of its adoption date by the company (1 January 2006), based on the awards outstanding as of December 31, 2005. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2005 and prior to the adoption of FAS 123R.

Delta Galil expects that upon the adoption of FAS 123R, as of January 1, 2006, Delta Galil will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, Delta Galil's financial statements for periods prior to the effective date of the Statement will not be restated. Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under FAS 123.

Delta Galil does not expect this statement to have a material effect on the company's financial statements or its result of operations in future periods.

FAS 151 Inventory Costs - an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an Amendment of ARB 43, Chapter 4" ("FAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. Delta Galil does not expect this statement to have a material effect on its financial statements, its results of operations or cash flows.

FAS 154 Accounting Changes and Error Corrections - a replacement of Accounting Principles Board Opinion ("APB") No. 20 and FASB Statement No. 3.

In June 2005, the Financial Accounting Standards Board issued FAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the company). Delta Galil does not expect the adoption of this statement will have a material impact on its results of operations, financial position or cash flows.

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

FAS 155

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No.133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Delta Galil's financial statements or its results of operations.

FAS 156

In March 2006 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Reporting No. 156 ("SFAS 156"). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. Delta Galil does not currently engage in transfers of financial fixed assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements.

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

See Item 11: "Quantitative and Qualitative Disclosures About Market Risk" regarding obligations related to forward currency contracts.

PART II

ITEM 15:        CONTROLS AND PROCEDURES

        Delta Galil's chief executive officer and chief financial officer, after evaluating the effectiveness of Delta Galil's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2004, have concluded that, as of such date, Delta Galil's disclosure controls and procedures were effective. Information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to Delta Galil's management, including Delta Galil's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

        There were no changes in Delta Galil's internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Delta Galil's internal control over financial reporting.

PART III

ITEM 17:        FINANCIAL STATEMENTS

        Not applicable


ITEM 18:        FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-54 of Amendment No. 1.

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

12.1    Section 302 Certification of Dov Lautman

12.2    Section 302 Certification of Yossi Hajaj

13.1    Section 906 Certification of Dov Lautman

13.2    Section 906 Certification of Yossi Hajaj

14.1    Consent of Kesselman & Kesselman++

14.2    Consent of Baker Tilly++

14.3 Consents of Allied for Accounting & Auditing, Member Firm of Ernst & Young Global++

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

++Previously filed as an Exhibit to Amendment No. 1 to Delta Galil's Annual Report on Form 20-F/A (Filed No. 0-30020) filed with the Securities and Exchange Commission on April 12, 2006.
+Portions of this exhibit have been omitted and have been filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

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


Date:   April 25, 2006