Form 20-F
period 2005-12-31
DELTA GALIL INDUSTRIES LTD
filed 2006-06-28
CIK 1081022

      As filed with the Securities and Exchange Commission on June 28, 2006

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005
                                             -----------------

                         Commission file number 0-30020
                                                -------


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

                                      None
                              ---------------------
                              (Title of each class)


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

                                      None
                                ----------------
                                (Title of class)


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

         As of December 31, 2005 the Registrant had 19,947,849 ordinary shares outstanding (including 1,206,802 ordinary shares owned by the Registrant and 45,882 ordinary shares held by a trustee in connection with the Registrant's stock option plans).

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [ ]     No [X]

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

                               Yes [ ]     No [X]

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [ ]

         Indicate by check mark which financial statement item the Registrant elected to follow:

                           Item 17 [ ]     Item 18 [X]

         If this is annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

                               Yes [ ]     No [X]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer [ ]   Accelerated Filer [ ]   Non-Accelerated Filer [X]

================================================================================

                                TABLE OF CONTENTS
                                                                                                   Page
                                                                                                   ----
Introduction   ...............................................................................        4
Item 1         Identity of Directors, Senior Management and Advisers ..........................       5
Item 2         Offer Statistics and Expected Timetable ........................................       5
Item 3         Key Information ................................................................       5
Item 4         Information on the Company .....................................................      12
Item 4A        Unresolved Staff Comments ......................................................      22
Item 5         Operating and Financial Review and Prospects ...................................      23
Item 6         Directors, Senior Management and Employees .....................................      41
Item 7         Major Shareholders and Related Party Transactions ..............................      51
Item 8         Financial Information ..........................................................      53
Item 9         The Offer and Listing ..........................................................      53
Item 10        Additional Information .........................................................      55
Item 11        Quantitative and Qualitative Disclosures About Market Risk .....................      65
Item 12        Description of Securities Other Than Equity Securities .........................      65
Item 13        Defaults, Dividend Arrearages and Delinquencies ................................      65
Item 14        Material Modifications to the Rights of Security Holders and Use of Proceeds ...      66
Item 15        Controls and Procedures ........................................................      66
Item 16        Audit Committee; Financial Expert; Code of Ethics; Audit Fees ..................      66
Item 17        Financial Statements ...........................................................      68
Item 18        Financial Statements ...........................................................      68
Item 19        Exhibits .......................................................................      69

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

         Delta Galil had 19,947,849 ordinary shares outstanding as of June 26, 2006, including shares held by Delta Galil itself and shares held by a trustee in connection with Delta Galil's stock option plans. Percentages of outstanding shares used herein are based on 18,695,165 ordinary shares outstanding as of June 12 , 2006, which excludes 1,206,802 ordinary shares held by Delta Galil, and 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

                                     PART I


ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.


ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.


ITEM 3:  KEY INFORMATION

3A. Selected Financial Data

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


                                                          Year ended December 31,
                                       --------------------------------------------------------------
                                          2001         2002         2003         2004         2005
                                       ----------   ----------   ----------   ----------   ----------
                                                   ($ in thousands, except per share data)
Statement of Income Data:
Net revenues ......................    $  558,763   $  567,298   $  580,130   $  654,269   $  684,481
Cost of revenues ..................       453,036      454,238      463,863      533,036      582,799
                                       ----------   ----------   ----------   ----------   ----------
Gross profit ......................       105,727      113,060      116,267      121,233      101,682
Selling, marketing, general
administrative expenses ...........        80,562       84,135       82,089       98,646      107,008
Amortization of intangible
assets ............................                                                               779
Gain (loss) on sale of assets .....          (553)         (92)       3,645          922          (77)
Impairment of fixed assets ........                                                             7,415
Restructuring expenses ............           900        1,065        1,007        1,100        9,102
Goodwill impairment
(2001-amortization) ...............         1,505                                               5,505
Operating income (loss) ...........        22,207       27,768       36,816       22,409      (28,204)
Financial expenses - net ..........         4,751        5,456        5,637        6,231       10,218
Other income - net ................           463          960          252          958          300
                                       ----------   ----------   ----------   ----------   ----------
Income (loss) before taxes on
income ............................        17,919       23,272       31,431       17,136      (38,122)
Income tax benefit (expense) ......        (5,876)      (5,779)      (7,340)      (2,846)       2,302
                                       ----------   ----------   ----------   ----------   ----------
Income (loss) after taxes on
income ............................        12,043       17,493       24,091       14,290      (35,820)
Share in profits (losses) of
associated companies - net ........           110          158         (300)        (237)         (27)
Minority interests - net ..........          (729)      (1,025)        (439)      (1,368)        (500)
                                       ----------   ----------   ----------   ----------   ----------
Net income (loss) .................    $   11,424   $   16,626   $   23,352   $   12,685   $  (36,347)
                                       ==========   ==========   ==========   ==========   ==========
EPS
Basic .............................    $     0.60   $     0.88   $     1.28   $     0.69   $    (1.94)
                                       ==========   ==========   ==========   ==========   ==========
Diluted ...........................    $     0.60   $     0.88   $     1.24   $     0.67   $    (1.94)
                                       ==========   ==========   ==========   ==========   ==========
Weighted average number of
shares used in
    computation(1)
    Basic .........................        19,175       18,914       18,313       18,478       18,695
    Diluted .......................        19,199       18,927       18,763       18,834       18,695

Cash dividend per ordinary
shares (2) ........................    $     0.30   $     0.37   $     0.52   $     0.45          -,-


(1) See note 12g of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report for a discussion of the shares used to compute net income per share for the years ended December 31, 2003, 2004 and 2005.
(2) Until 2001, dividends were declared and paid in NIS and such amounts have been translated into U.S. dollars here as a convenience. Beginning in 2002, dividends, if any, are declared and paid in dollars or in NIS, based on the applicable exchange rate.


                                                     Year ended December 31,
                                  --------------------------------------------------------------
                                     2001         2002         2003         2004         2005
                                  ----------   ----------   ----------   ----------   ----------
                                                        ($ in thousands)
Balance Sheet Data:
Cash and cash equivalents ....    $   12,762   $   14,491   $   17,699   $   22,150   $   14,595
Working capital (1) ..........        74,020       67,945       56,612      127,382       80,949
Total assets .................       424,965      441,058      450,884      534,497      476,573
Shareholders' equity .........       198,189      197,829      212,334      221,081      184,314
Amount of Share Capital ......        21,792       21,792       21,830       21,840       21,840

(1) Working capital is computed as a result of the total current assets less the current liabilities.

3B.      Capitalization and Indebtedness -

Not applicable.

3C.      Risk Factors

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

o        increased competition, especially from the Far East;

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

         Effective January 1, 2005, the World Trade Organization's 148 member nations lifted some of the quotas on apparel and textiles. As a result, some of the textiles and textile apparel manufactured in a member nation will no longer be subject to quota restrictions. This will allow retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. As a result, prices of textiles and apparel, including our products, have faced downward pressure and may continue to decline. If prices decline faster than we are able to cut costs, our business and results of operations could be affected adversely.

Most of Delta Galil's sales are to a few significant customers. Any reduction of purchases by any significant customer could materially adversely affect Delta Galil's revenues.

         A majority of Delta Galil's revenues is from sales to three customers. In 2005, 24% of Delta Galil's revenues were from sales to Marks and Spencer, Delta Galil's largest customer. Sales to Wal-Mart reached 22% of revenues and sales to Target reached 10% of revenues. Delta Galil's contracts with its customers, including Wal-Mart and Marks & Spencer, are short-term and do not contain minimum purchase requirements. It is possible that, in the future, Delta Galil's customers will not purchase Delta Galil's products in the same volumes or on the same terms as in the past. Any reduction of purchases by Wal-Mart, Marks & Spencer or other key customers could adversely affect Delta Galil.

Delta Galil has benefited from its shift of labor-intensive production to lower labor cost countries. A rise in wage levels in those countries could adversely affect Delta Galil's financial results.

         Delta Galil owns production facilities and outsources production in countries that have low labor costs. In 2005, Delta Galil produced goods in Jordan, Egypt, Turkey, Honduras, Eastern Europe and the Far East that accounted for approximately 81% of Delta Galil's revenues. Historically, Delta Galil's operating results have benefited from this shift of labor-intensive production to lower labor cost countries, and Delta Galil intends to increase its production in low labor cost countries. Delta Galil's financial results could be harmed if wage levels increased dramatically in the countries in which Delta Galil produces. In addition, there can be no assurance that we will be able to shift additional production to lower labor cost countries.

A deterioration in Israel's relationship with neighboring countries in which Delta Galil has production facilities could interrupt Delta Galil's production and harm its financial results.

         Products produced in Egypt, Jordan and Turkey accounted for 33% of our 2005 revenues. Delta Galil's operations in these countries depend largely on their relationship with the State of Israel. In the past, there have been hostilities between Israel and Jordan and Egypt. In addition, since October 2000, there has been an increase in hostilities between Israel and the Palestinians. As a result, several Arab states reduced the level of relations with the State of Israel, principally regarding economic and commercial activities. A deterioration in Israel's relations with Jordan or Egypt could interrupt Delta Galil's foreign production operations and would adversely affect Delta Galil.

Due to seasonal fluctuations, Delta Galil's operating results in any quarter may not be representative of future performance.

         Delta Galil has experienced fluctuations in its annual and quarterly operating results, and may continue to experience these fluctuations in the future. Delta Galil's revenues have fluctuated in certain years due to seasonal purchasing by consumers. Revenues in the last two quarters of certain years exceeded revenues in the first two quarters due to back-to-school and holiday purchases. Because of these fluctuations, Delta Galil's operating results in any quarter may not be representative of its future performance. These fluctuations may make it difficult for investors to properly evaluate Delta Galil's prospects.

Delta Galil's international operations expose it to the risk of fluctuations in currency exchange rates that could harm its operating results.

         Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2005, Delta Galil derived 25% of its revenues from customers in Pounds Sterling, 8% in NIS, and 8% in Euros. More than 10% of Delta Galil's expenses in 2005 were in NIS.

         Some of Delta Galil's expenses in Israel are linked to the Israeli consumer price index. Consequently, Delta Galil is exposed to risk to the extent that the rate of Israeli inflation exceeds the rate of the NIS devaluation in relation to the U.S. dollar and to the extent that the timing of such devaluation lags behind inflation in Israel, resulting in a negative effect on Delta Galil's profitability in dollar terms in those periods.

         In order to limit Delta Galil's exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies, Delta Galil from time to time purchases forward contracts for the exchange of foreign currencies into dollars at a fixed rate. Nevertheless, these hedging transactions will not protect Delta Galil if the decline in those currencies against the dollar continues for longer than the term of the forward contracts. See Item 11:
"Quantitative and Qualitative Disclosure - About Market Risk".

Integration of recent acquisitions with Delta Galil requires substantial managerial resources, and Delta Galil may be unable to achieve integration successfully.

         In December 2004, Delta Galil acquired Burlen Corporation, and in November 2003 Delta Galil completed the acquisition of Auburn Hosiery Mills and its subsidiaries. We are working towards integration of the facilities and personnel of these acquired companies. The integration diverts substantial attention of our senior management team from Delta Galil's daily operations, places significant pressure on our staff and other resources and poses financial, operational and legal risks. The integration may be impeded by general economic conditions, failure to integrate financial and operating systems, adverse response of competitors or clients, or regulatory developments. Any failure to complete the integration successfully could adversely affect Delta Galil.

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

         Delta Galil competes directly with numerous manufacturers of apparel, which enjoy better economies of scale and/or lower effective labor costs, are closer geographically to customers and/or suppliers, and enjoy greater financial and marketing resources than Delta Galil. Increased competition could result in pricing pressure or loss of market share and adversely affect Delta Galil's revenues and profitability. There can be no assurance that Delta Galil will be able to compete successfully against existing or new competitors.

If private label customers produce their own products and contract directly with manufacturers such as Delta Galil, our sales could decline.

         Recently, some large retailers have attempted to bypass private label underwear manufacturers and to contract directly with factories to produce their own products. This trend is most likely to occur in the more basic, mass-market products, in which design is less of a factor. If this trend continues and grows, it could have an adverse effect on Delta Galil's sales in those categories.

If Delta Galil's customers are unable to successfully compete in their markets, Delta Galil's revenues could decline.

         Delta Galil's customers operate in an intensely competitive retail environment. In the event that any of its customers' sales decline for any reason, whether or not related to Delta Galil or its products, Delta Galil's sales to such customers could also decline.

GMM Capital and Dov Lautman own over 50% of Delta Galil's outstanding shares, and together can control Delta Galil's management.

         GMM Capital beneficially owns 5,323,793 ordinary shares, representing 28.5% of the outstanding ordinary shares of Delta Galil. Mr. Dov Lautman the CEO and the Chairman of the Board of Directors of Delta Galil, beneficially owns 4,644,993 ordinary shares, representing approximately 24.8% of the ordinary shares outstanding. Mr. Lautman and the companies that he controls have a shareholders' agreement with

GMM Capital that requires each party to vote the shares it beneficially owns to elect directors designated by GMM Capital to compose 30% of the board of directors, other than independent directors, and to elect Mr. Lautman's designees for the remainder of the board, other than independent directors. In addition, the agreement provides that the appointment of a new Chief Executive Officer requires the consent of GMM Capital, and the consent of both GMM Capital and the companies controlled by Mr. Lautman is required for a number of major decisions, as described in "Item 7 -- Major Shareholders And Related Party Transactions - Shareholders Agreements." Mr. Lautman and GMM Capital have also given one another the first opportunity to buy any shares the other party wishes to sell. Mr. Lautman and GMM Capital together have the power to elect all of the directors other than independent directors, appoint management and approve actions requiring the approval of a majority of Delta Galil's shareholders.

Dov Lautman, Delta Galil's Chairman and CEO, founder and principal shareholder, has significantly contributed to its success. If Dov Lautman were to leave, Delta Galil could be adversely affected.

         Dov Lautman, the Chairman and CEO of the Board of Directors, a founder and principal shareholder of Delta Galil, has made significant contributions to its growth. Delta Galil does not have an employment agreement with Mr. Lautman. Should Mr. Lautman discontinue his service, Delta Galil's business may be adversely affected.

Delta Galil has no control over fluctuations in the cost of the raw materials it uses or the cost of freight. A rise in costs could harm Delta Galil's profitability.

         The primary raw materials used by Delta Galil in the manufacture of its products are cotton yarn, Lycra(R) and elastics. Delta Galil's financial performance is dependent to a substantial extent on the cost and availability of these raw materials. The price of these raw materials, as well as freight costs, fluctuate due to varying supply and demand and other market factors over which Delta Galil has no control. Delta Galil may not be able to transfer the increased costs due to a rise in prices of raw materials to its customers. This would likely adversely affect Delta Galil's profitability and financial condition.

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

         Many of Delta Galil's existing production facilities in Israel were entitled to Israeli government grants and tax benefits. Delta Galil received grants totaling $1.1 million in 2003 and 2004 under these programs. Delta Galil did not receive any grants in 2005. The grant levels have been reduced in the past by the Israeli government and there can be no assurance that the Israeli government will not further reduce these investment grants. See Item 10:
"Additional Information - Israeli Taxation."

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

         Delta Galil benefits from Israel's free trade agreements with the United States, Canada, the European Union and the European Free Trade Association. The trade agreements permit Delta Galil to sell its Israeli manufactured products to the United States, Canada, and the member countries of the European Union and the European Free Trade Association free of customs duties and import quotas. The United States has extended the benefits of the Israel- United States Free Trade Area Agreement to goods processed in the area of Jordan in which Delta Galil has its facilities. Due to a free trade agreement between the European Union, the United States and Egypt, Delta Galil's products manufactured in Egypt can enter the EU countries and into the United States, free of duties and quotes, as well. A loss of those free trade advantages would eliminate an important competitive advantage.

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

ITEM 4:  INFORMATION ON THE COMPANY

4.A  History and Development of the Company

         Delta Galil Industries Ltd. was incorporated in Israel in 1975 and operates as a public company with liability limited by shares under the Israeli Companies Law, 1999. Our registered offices are located at 2 Kaufman Street, Tel-Aviv 68012, Israel and our telephone number is (972) 3-519-3636. Delta Galil's ordinary shares have been listed on the Tel Aviv Stock Exchange since 1982. In 1999 the trading of Delta Galil's ADSs commenced on the Nasdaq National Market. Delta Galil, with its consolidated subsidiaries, is a global manufacturer and marketer of quality private label ladies' intimate apparel, men's underwear, socks, shirts, babywear, bras, leisurewear and nightwear, knitted fabrics, dyeing, trimmings and elastic ribbons. Delta Galil sells its products to leading retailers, including:

  o  Marks & Spencer (U.K.)    o  Victoria's Secret (U.S.)    o  Kmart (U.S.)
  o  Wal-Mart (U.S.)           o  Hema (Holland)              o  Mervyn's (U.S.)
  o  Target (U.S.)             o  JC Penney (U.S.)

and to marketers of leading brand names, including:

  o  Calvin Klein (U.S.)    o Nike    o  Hugo Boss (Germany)    o  Pierre Cardin


         Delta Galil also sells its products under brand names which are licensed to Delta Galil, such as Wilson(R), Barbie(R), Maidenform(R), Nicole Miller(R), Levi's Signature(R) (socks, ladies intimate apparel and men's' underwear in Europe) and in addition under the Delta brand name (in Israel).

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

         Delta Galil designs and develops its products primarily in the United States, England and Israel. Most of Delta Galil's products are manufactured in lower labor cost countries, such as Egypt and Turkey as well as countries in the Far East.

Capital Expenditures

         The following table shows Delta Galil's fixed assets purchases in thousands US dollars for the last three years on a cash flow basis, broken down by regions. These capital expenditures were financed from Delta Galil's operating cash flow.

                                      Year Ended December 31
                             ----------------------------------------
                                2003           2004           2005
                             ----------     ----------     ----------
Israel ..................    $    5,909     $    6,602     $    3,424
China ...................                                       3,665
Egypt ...................         3,927          3,253          3,100
North America ...........           525            851          2,233
United Kingdom ..........           754            314            209
Eastern Europe ..........         3,246          1,112            109
Jordan ..................           396            914             38
Others ..................           168            438            256
                             ----------     ----------     ----------
                             $   14,925     $   13,484     $   13,034
                             ==========     ==========     ==========

4.B  Business Overview

Competitive Strengths

         The apparel market is highly competitive and fragmented. Delta Galil's products compete with the products of other manufacturers located throughout the world.

         Competition in the apparel market is generally based on price, quality and customer service. Delta Galil believes that it has a relative advantage over its competitors for the following reasons:

o High quality innovative product lines. Delta Galil produces a broad selection of fashionably designed product lines using high quality knitted materials and attractive packaging. In 1998, Delta Galil introduced seamless intimate apparel, known as "seam-free" products. These products are produced using techniques that minimize labor-intensive production functions. In 2005 Delta introduced the next generation cotton "Real Cool Cotton" (RCC). RCC uses a nano-technology process along with special treatment to increase the absorption capacity of the fabric, simultaneously transferring moisture to the surface enabling swift evaporation.

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

o Unique free trade status. Israel has free trade agreements with each of the United States, Canada, the European Union and the European Free Trade Association. Delta Galil's operations in Jordan and Egypt also benefit from advantageous trade agreements.

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

o Develop relationships with selected new customers. Delta Galil is developing relationships with new customers who require high quality products to sell under their private labels or brands, are capable of ordering in significant volumes, demonstrate substantial growth potential and require Delta Galil's high level of service. Recent customer additions include Puma(R), Polo(R), Levi's(R) and Carrefour(R) (Europe), Ann Taylor(R) and Nicole Miller(R) (North America).

o Continuously improve its manufacturing efficiency. Delta Galil continuously seeks to increase manufacturing efficiencies by (1) moving labor intensive functions to lower cost countries, (2) further automating its operations and (3) introducing new technologies.

o Pursue strategic acquisitions. In 2003, Delta Galil acquired Auburn Hosiery Mills and in 2004 Delta acquired Burlen Corporation. Delta Galil may pursue additional strategic acquisitions of businesses that would complement its product lines and customer relationships.

o Branding. The market positioning of brands is becoming more and more prominent. Behind each such brand there is a message, which brings the consumer, an emotional attachment to the product. Delta Galil, traditionally a private label manufacturer, began licensing leading brand names in the last few years for use in socks and men's and ladies' underwear. These brands include, Levi's(R) Signature, for socks, men's and ladies underwear for the European market; Nicole Miller(R) worldwide; Wilson(R) and Converse(R) for socks and men's and ladies' underwear for the European and North American market; Barbie(R) for girls' sleepwear in the United States and Maidenform(R) for girls' bras in the United States. Delta handles all aspects of production from the initial processes to finished products and inventory management. Delta Galil is looking for additional brands to license.

Recent Acquisitions


Acquisition of Burlen

         In December 2004, Delta Galil acquired Burlen Corp., a leading private label manufacturer of ladies intimate apparel. Burlen's customers are mass and mid-market retailers. Burlen has been supplying Wal-Mart, its largest customer, for nearly 40 years. Burlen's design, merchandising and marketing teams are located in New York and its logistics, operations and distribution facilities are located in Tifton, Georgia. Burlen manufactures primarily through subcontractors in the Far East and the Caribbean.

         Delta paid Burlen's selling shareholders $48.2 million in cash and $2.2 million in ordinary shares comprised of 215,684 ordinary shares valued at $10.43 per share transferred from Delta's treasury shares. In addition, Delta paid $8.2 million of Burlen's bank debt. Delta Galil also accrued $1.0 million in other cost related to the transaction, which were paid in 2005.

         During 2005, Delta Galil made a $1.3 million additional payment to the selling shareholders with respect to additional costs incurred by the Company as it was agreed in the purchase agreement. This payment was recorded as additional goodwill.

         In addition, under the agreement Delta Galil was required to pay additional amounts of up to $15 million in the aggregate to the selling shareholders, subject to achieving certain revenues and operating profit targets over a period of three years, from 2005 to 2007.

         In February 2006, the parties signed an amendment to the stock purchase agreement based on which the additional amounts which could be paid to the selling shareholders was increased to $18 million but would be subject to achieving adjusted targets over a period of six years, from 2006 to 2011. In March 2006, a payment of $1.3 million was made to the selling shareholders as an advance on these additional amounts.


Acquisition of Auburn

         In November 2003, Delta Galil acquired, the socks business of Kellwood Company. Operating under the name Auburn Hosiery Mills, the business includes operations in both the United States and Europe.

         Auburn manufactures, markets and sells branded sport socks under exclusive licenses to brand names of Wilson(R) and Converse(R) in the United States and Europe and Coca-Cola(R) in Europe. Auburn sources in the United States, Mexico and the Far East and sells in North America and Europe. Wal-Mart is Auburn's main customer in the United States.

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

Products

         Delta Galil works closely with its customers to design and manufacture high quality knitwear. Delta Galil produces a variety of products using cotton and man-made fibers, which are generally sold at all price levels.

         The following table outlines representative products in each of Delta Galil's product categories, key customers/brands and the percentage of total revenues that each product category represented during 2003, 2004 and 2005.

                                                                                             % of Revenues
                                                                                        Year ended December 31,
                                                                                    ------------------------------
Product Category          Key Products            Key Customers/Brands                2003       2004       2005
----------------          ------------            --------------------              --------   --------   --------
Ladies' Intimate          Fashion and basic       Marks & Spencer                     61%        54%         61%
Apparel                   panties and bras        Wal-Mart
                          Women's nightwear       Target
                          Girl's nightwear        JC Penney
                                                  Victoria's Secret

Socks                     Men's, women's and      Marks & Spencer                     16%        23%         20%
                          children's leisure,     Nike
                          dress and sport socks   Wal-Mart
                                                  Hema

Men's Underwear           Briefs                  Calvin Klein                        10%        13%         11%
                          Boxer shorts            Hema
                          Mini-briefs             Hugo Boss
                          Undershirts             Marks & Spencer
                          Men's nightwear

Babywear                  Fashion and classic     Marks & Spencer                      7%         4%         3%
                          items, focusing on
                          newborns

Leisurewear               T-shirts                Marks & Spencer                      3%         4%         3%
                          Polo shirts
                          Sweatshirts
                          Leisure clothes

Others                    Fabrics, elastic                                             3%         2%         2%
                          tapes  and other
                          operations
                                                                                    --------   --------   --------
                                                                                      100%       100%       100%
                                                                                    ========   ========   ========

o Ladies' Intimate Apparel: Delta Galil's intimate apparel items include both fashion and basic underwear, as well as bras. Delta Galil has introduced machinery to produce seam-free panties, tops and control underwear. Delta Galil has been shifting its product mix to increase its focus on these products. The increase in this category as a percentage of total revenues in 2005 is mainly due to the acquisition of Burlen, which all of the revenues of which are made in this category.

o Socks: Delta Galil manufactures men's, women's and children's socks in the leisure, dress and sports categories. Among the varieties of socks that Delta Galil manufactures are socks with popular cartoon and other characters that Delta Galil licenses. The decrease in this category in 2005 is mainly due to erosion in selling prices, especially to Marks & Spencer, and the decrease in sales in North America due to our decision to cease our activity in Canada.

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

The North American Market

         Recognizing the North American market's size and diversification, Delta Galil has targeted this market as its major strategic market for growth and profitability. Through internal growth and a series of acquisitions, Delta Galil has been successful in rapidly increasing its presence in the North American market. Sales to North America grew from $47.3 million (which represented 16% of total sales) in 1998 to $401.1 million (which represented 59% of total sales) in 2005. Our five largest customers in North America, Wal-Mart(R), Target(R), Victoria's Secret(R), JC Penney(R) and Calvin Klein(R), represented approximately 78% of our 2005 sales in North America. The increase in 2005 sales in North American is due to the acquisition of Burlen which sells all of its products in North America. Excluding Burlen, sales in North America decreased by 11% compared to 2004.

Marks & Spencer Relationship

         Delta Galil is one of Marks & Spencer's five largest suppliers and has been doing business with Marks & Spencer for more than 20 years. Marks & Spencer sells all of its products under its own brand name and is one of the leading retailers of men's underwear, women's underwear and men's socks in the United Kingdom. Delta Galil is a diversified supplier to Marks & Spencer, selling to over 14 different departments of the chain. Each department is independently managed, has autonomy in procurement decisions, and establishes its own product standards and supply requirements.

         Delta Galil's sales to Marks & Spencer grew from $1 million in 1981 to $49 million in 1990, to $92 million in 1995 and to $161 million in 2005, representing 24% of Delta Galil's revenues in 2005. In 2005 sales to Marks & Spencer decreased by 15% compared to 2004 mainly due to erosion in selling prices in all categories, which was partly offset by an increase of 5% in units.

Israeli Market

         Delta Galil believes that it is among the market leaders in Israel for men's underwear, ladies' intimate apparel and socks, with $49.0 million of sales in 2005. These sales include products Delta Galil manufactures, as well as goods it imports into Israel or purchases from other Israeli suppliers. Of Delta

Galil's sales in Israel, 42% were made through retail department stores and supermarkets, and 58% were made through Delta Galil's Delta Plus chain stores. As of December 31, 2005 Delta Plus had 83 stores.

Seasonality

         Delta Galil's revenues fluctuate due to seasonal purchasing by consumers. Revenues in the last two quarters of certain years exceeded revenues in the first two quarters due to back-to-school and holiday purchases.

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

         o Knitting: Delta Galil produces the knitted fabric required for the underwear and other garments it manufactures in Israel and in Egypt. Delta Galil produces various types of fabric. Delta Galil operates approximately 160 automatic knitting machines, with a total production capacity of approximately 580-600 tons of fabric per month depending on the type of fabric produced. During 2005, Delta Galil produced approximately 390 tons of fabric per month, approximately 96% of which Delta Galil used and the remainder was sold to third parties. Delta Galil does not have any long-term supply obligations and is able to adjust its capacity for its own use when necessary. Delta Galil outsources from various suppliers the rest of the knitted fabric it requires.

                  Delta Galil operates approximately 2,000 knitting machines for the production of socks, including machines owned by sub-contractors, with a total production capacity of approximately 12 million pairs per month.

         o Dyeing and Finishing: Delta Galil has its own dyeing plant in Israel for fabrics and products. The dyeing plant is principally engaged in supplying Delta Galil's own requirements. Delta Galil outsources the dyeing and finishing for production in Egypt. Delta Galil's ability to control the dyeing and finishing of its products and accumulated expertise in this area are key elements in its ability to provide quality products to its customers.

         o Cutting: Delta Galil uses computerized, automatic cutting equipment, which minimizes fabric waste.

         o Sewing: Cut fabrics are sewn to complete the product, including the addition of accessories such as elastic waist and leg bands and labels. Delta Galil is currently operating at its sewing capacity, which is, on an average basis, approximately 7 million units per month (depending on the type of product). Delta Galil operates its sewing plants, in Jordan, Egypt and the Far East. Delta Galil also subcontracts sewing functions, primarily to contractors in Israel, Egypt, the Far East and Central America.

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

         Delta Galil is making a major effort to capitalize on this unique technology. Delta Galil continuously engages in research and development to create additional products that use the seam-free technology. Sales of seam-free products decreased from $40.2 million in 2000 to $24.0 million in 2005. In 2005 sales increased by 6%, compared to $22.5 million in 2004. As of December 31, 2005, Delta Galil owned 275 seam-free knitting machines.

Outsourcing of Products

         Subcontractors manufactured goods in Egypt (babywear and underwear), Turkey (socks), Romania (bras and underwear), Bulgaria (socks), Thailand, Hong Kong, Vietnam, India, Bangladesh, Dominican Republic and China (all ladies intimate apparel), which in 2005 accounted for approximately 62% of Delta Galil's revenues. Delta Galil personnel closely supervise the production by subcontractors in these countries.

Jordanian Joint Venture

         Since 1995, Delta Galil has maintained a joint venture with Century Investment Group, a Jordanian company. Delta Galil supplies cut fabric to the joint venture and purchases sewing services. Delta Galil holds a controlling interest in this joint venture and purchases virtually all of the goods produced by the joint venture. As a result of the controlling interest, Delta Galil consolidates this entity in its consolidated financial statements.

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

Management Information Systems

         Delta Galil has invested in information technology as a tool to reduce overall costs, improve internal controls, enhance the efficiency of its garment design and manufacturing, and support the sale and distribution of its products to its customers. Delta Galil's production software processes customer orders, schedules production for such orders and monitors the products ordered during all stages of production, from knitting to sewing and during packaging and distribution. Delta Galil believes that its information technology system has been effective in meeting its demands. Delta Galil spent approximately $7 million in 2005 and intends to spend a similar amount in 2006 to enhance its system's capabilities in order to support the growing demand for Delta Galil's products.

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

         Delta Galil benefits from Israel's free trade agreements with the United States, Canada, the European Union and the European Free Trade Association. The trade agreements permit Delta Galil to sell its Israeli manufactured products to the United States, Canada and the member countries of the European Union and the European Free Trade Association free of customs duties and import quotas. The United States has extended the benefits of the Israel-United States Free Trade Area Agreement to goods processed in the area of Jordan in which Delta Galil has its facilities. Due to a free trade agreement between the EU, US and Egypt, Delta Galil's products manufactured in Egypt can enter the EU countries and into the US duty free as well. Delta Galil is in a period of major changes in the global business environment, following the partial elimination of quotas as part of the WTO agreement which resulted in strong pressure to lower prices.

4.C  Delta Galil's Organizational Structure

         Delta Galil is an Israeli corporation that commenced operations in 1975. It currently has thirty-five (35) subsidiaries in which it holds at least a 50% interest. The main operations are included in the following companies:

                                        Place of            Ownership
      Company                         Incorporation          Interest               Function
-------------------------------     -----------------      -----------        -------------------------
Delta Galil USA Inc.                Delaware, U.S.A.           100%           Manufacturing and
                                                                              marketing of ladies and
                                                                              girls intimate apparel.

Burlen Corp.                        Georgia, USA               100%           Manufacturing and
                                                                              marketing ladies intimate
                                                                              apparel.

Auburn Hosiery Mills Inc.           Kentucky, USA              100%           Manufacturing and
                                                                              marketing socks.

Delta Textile (New York) Ltd.       New York, U.S.A.           100%           Marketing

Delta Galil Europe Ltd.             U.K.                       100%           Distribution center and
                                                                              marketing services.

Delta Galil Holland B.V.            Holland                    100%           Contract manufacture and
                                                                              holding company.

Delta Textile Egypt  - Free         Egypt                      100%           Manufactures men's and
Zone S.A.E.                                                                   women's underwear and
                                                                              leisurewear.

Century Wear Corporation (WLL)      Jordan                     50%*           Joint venture that
                                                                              performs sewing services.

Thai Progress Garment Co. Ltd       Thailand                   100%           Manufactures ladies
                                                                              intimate apparel.

Delta Textile Marketing Ltd.        Israel                     100%           Retail and wholesale in
                                                                              Israel.

Delta Elastic Tapes Industries,     Israel                     90%            Manufactures elastic tapes
Ltd.                                                                          and other components used
                                                                              in underwear manufacture.


* Delta Galil effectively controls this joint venture as a result of its holding of an additional controlling share.

4.D  Property, Plant and Equipment

         Delta Galil has manufacturing facilities in Israel, Jordan, Egypt, Bulgaria, Thailand, India and China. Delta Galil has also sub-contracts to manufacturers in Egypt, Turkey, Bulgaria, Central America and the Far East. In 1995, Delta Galil began transferring labor-intensive production functions from its plants in Israel and Scotland to Egypt, Jordan, Eastern Europe and the Far East. As a result all manufacturing plants in Scotland were closed by 2003 and the last sewing plant in Israel was closed in 2005. In 2005, 86% of Delta Galil's revenues were generated from the sale of products produced in low labor cost countries, up from 49% in 2000. In 2005, goods produced in Israel represented 10% of Delta Galil's revenues, down from 35% in 2000.

         The following table summarizes the distribution of Delta Galil's revenues by location of production, stated as a percentage of total revenues for the periods indicated:

                                                                                           % of Revenues
                                                                                       year ended December 31
                                                                                   ------------------------------
Country                       Activity                     Products                  2003       2004       2005
-------             -----------------------------   -----------------------        --------   --------   --------
Far East            Purchase of finished products   Ladies intimate apparel           30%        26%        38%
                                                    Leisurewear
                    Cutting                         Men's underwear

Egypt               Knitting(2)                     Ladies' intimate apparel          20%        18%        17%
                    Dyeing(1)                       Men's underwear
                    Cutting                         Babywear
                    Sewing(2)                       Leisurewear
                    Purchase of finished products

Israel              Design & Development            Ladies' intimate apparel          14%        12%        10%
                    Knitting(2)                     Men's underwear
                    Dyeing                          Socks
                    Cutting & sewing(2)             Knitted fabric
                    Production of fabrics &         Elastic bands
                    elastics
                    Distribution center
                    Purchase of finished products

Caribbean &         Sewing(2)                       Ladies' intimate apparel          10%        10%        10%
Central America     Cutting                         Socks
                    Knitting (1)
                    Purchase of finished products

Jordan              Sewing(2)(3)(4)                 Ladies' intimate apparel           9%        13%        10%
                                                    Men's underwear

Turkey              Purchase of finished products   Ladies intimate apparel,           7%         6%         6%
                                                    Socks

Eastern Europe      Knitting(1)                                                        6%         9%         5%
                    Sewing(2)                       Socks
                    Purchase of finished products

North America       Design & Development            Ladies' intimate apparel           4%         6%         4%
                    Cutting                         Socks
                    Dyeing
                    Purchase of finished products
                                                                                   --------   --------   --------
                                                                                     100%       100%       100%
                                                                                   ========   ========   ========

-----------------------
(1)  These activities are fully outsourced to local contractors.
(2)  A portion of these activities is outsourced to local contractors.
(3) This activity is performed by a joint venture in which Delta Galil has a controlling interest.
(4)  Fabric produced in Israel.
(5) The increase in sales of products produced in the Far East in 2005 as compared to previous years is due to the acquisition of Burlen whose approximately 70% of it's revenues are produced in the Far East region.


         In Israel, Delta Galil owns six facilities, including its principal production facility in Carmiel, and leases nine facilities. The leases, including all extension options, for six facilities expire on various dates between 2007 and 2010. Two leases expires in 2006. Delta Galil is confident that it can renew one lease on terms no less favorable than the existing lease and one lease will not be renewed due to the restructuring plan in North America. In addition, Delta Galil leases a warehouse and development center outside London and leases offices in London. Delta Galil leases manufacturing and storage facilities in Egypt pursuant to 25-year leases that expire between 2014 and 2029. Delta Galil's joint venture in Jordan leases sewing facilities in Irbid, and in Amman.

         Delta Galil leases manufacturing facilities in Pennsylvania, as well as facilities in New Jersey, Hong Kong, China and India. These leases expire between 2006 and 2014. Delta Galil is confident that it can renew these leases on terms no less favorable than existing leases. Delta Galil also owns a facility in Rockingham, North Carolina, and other manufacturing facilities in Bulgaria, Kentucky USA and Thailand. Management believes that Delta Galil's existing facilities are well maintained, in good operating condition and provide adequate space for Delta Galil's current level of operations. In addition, Delta Galil believes that its facilities and operations are in compliance with current governmental regulations regarding safety, health and environmental pollution. Delta Galil generally has complied with these regulations and such compliance has not had a material adverse effect on its capital expenditures, earnings or competitive position.

         On December 31, 2005 Delta Galil's unused real estate assets which are held for sale include real-estate in Israel (approximately 50 acres of undeveloped beach front property in Nahariya), Ireland, Scotland, Hungary and the United States, were classified as current assets at their net book value of $7.4 million.

         During the second quarter of 2006 Delta Galil sold its assets in Ireland and is currently in advanced negotiations to sell part of its assets in the United States and in Scotland.

         The following table shows Delta Galil's main owned and leased properties and facilities as of June 12, 2006:

        Plant location                         Square feet                     Main function
--------------------------------------     ---------------------    --------------------------------------
Carmiel, Israel                                  641,000            Textile manufacturing
Nahariya, Israel                                 257,000            Free beach front property
Rosh Ha'ain, Israel                               75,000            Offices and warehouse
Delta Plus retail chain, Israel                   88,000            Retail
Yodfat, Israel                                    42,000            Warehouse
Daliat El Carmel, Israel                          35,500            Elastic tape manufacturing
Tel Aviv, Israel                                  10,750            Main office
London, U.K.                                      25,000            Offices
Northampton, U.K.                                125,000            Warehouse
Jordan                                           362,000            Sewing and warehouse
Egypt                                            415,000            Knitting, cutting, sewing, warehouse
                                                                    and offices
New Jersey, U.S.                                  57,800            Warehouse and offices
New York, U.S.                                    18,500            Offices
Pennsylvania, U.S.                               380,000            Warehouse, logistic center and offices
Kentucky, U.S.                                   250,000            Warehousing & offices
Georgia, U.S.                                    495,000            Logistic center, warehouse and offices
Hong Kong                                         12,000            Offices and warehouse
Canada                                            92,000            Warehousing
Hungary*                                         129,000            Logistic center
Bulgaria                                          95,000            Socks manufacturing
Thailand                                          30,000            Cutting and sewing
Guangzhou, China**                               212,000            Cutting and sewing
India                                             49,000            Socks manufacturing

*    Operation ceased during the first quarter of 2005.
**   Operation started in the third quarter of 2005.

ITEM 4A: UNRESOLVED STAFF COMMENTS.

Not applicable.

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

Overview

         Following is a discussion of certain topics that will help you to better understand our results of operations discussed below:

Non-GAAP Information

         The following discussion contains non-GAAP financial information relating to the revenues of Delta Galil and Delta Galil USA excluding revenues attributable to Burlen Corp., which was acquired in the fourth quarter of 2004. Delta Galil's management believes that providing these measures gives investors a more complete description of the revenue performance of Delta Galil and of the Delta Galil USA segment in particular. Without this information, an investor could conclude that revenue growth from existing operations accounted for the increase in revenues, when, in fact, a portion of such growth was due to the Burlen acquisition. Delta Galil's management uses this non-GAAP measure in evaluating the performance of its US operations.

         The following table shows Delta Galil's revenues excluding Burlen, and Burlen's revenues in 2005 and 2004, in $ million:



                                                                                        2004          2005
                                                                                    ----------     ----------
Delta Galil revenues, excluding Burlen .........................................    $    650.7     $    577.1
Burlen revenues ................................................................           3.6*         107.4
                                                                                    ----------     ----------
Total revenues as presented in the financial statements ........................    $    654.3     $    684.5
                                                                                    ==========     ==========

* Reflect revenues from the last three weeks of 2004, following the acquisition of Burlen. Delta Galil's 2004 revenues, on a proforma basis including Burlen, would have been $763.4 Million.

Revenues

         Delta Galil's revenues in 2005 increased by 5% and amounted to $684.5 million compared to $654.3 million in 2004. Burlen's sales in 2005 amounted to $107.4 million compared to $3.6 million in 2004. Excluding Burlen which was acquired in the fourth quarter of 2004, sales decreased by 11% compared to 2004.

         The following table shows Delta Galil's revenues by geographical area, stated in millions of U.S. dollars and as a percentage of total revenues, for the years ended December 31, 2003, 2004 and 2005:


                                                        Year ended December 31,
                        -------------------------------------------------------------------------------------
                                   2003                          2004                          2005
                        -------------------------     -------------------------     -------------------------
                             $              %              $              %              $             %
                        ----------     ----------     ----------     ----------     ----------     ----------
North America ......         300.7           51.8          334.8           51.2          401.1           58.6
Europe .............         236.6           40.8          267.5           40.9          230.3           33.6
Israel .............          42.8            7.4           52.0            7.9           53.1            7.8
                        ----------     ----------     ----------     ----------     ----------     ----------
Total ..............         580.1          100.0          654.3          100.0          684.5          100.0
                        ==========     ==========     ==========     ==========     ==========     ==========

         In 2005, sales to North America increased by 19.8% to $401.1 million representing 58.6% of total sales. The increase in sales to North America is attributed to the acquisition of Burlen in December 2004. Excluding Burlen, sales to North America decreased by 11% compared to 2004, mainly due to a decrease in sales to Wal-Mart in the ladies' category, a decrease in sales to Calvin Klein in the men's category and a decrease in sales to Victoria's Secret due to erosion in selling prices. Delta Galil's sales to Marks & Spencer, decreased by 14.7% to $161.3 million in 2005, compared to $189.0 million in 2004. The decrease in sales to Marks & Spencer is attributed to erosion in selling prices in all categories, which was partly offset by an increase of 5% in units. Sales to Marks & Spencer have decreased in the ladies' category, especially with respect to the sale of panties, and in the children's category, due to increased competition and the loss of market share of Marks & Spencer itself in the U.K.. Delta Galil's sales to the European market, excluding Marks & Spencer, decreased by 19.0% to $52.4 million in 2005 compared to $64.7 million in 2004, mainly due to erosion in selling prices and to low sales volume to certain customers due to increased competition. Delta Galil's sales to the Israeli market increased by 2.1% to $53.1 million in 2005 compared to $52.0 million in 2004.

         Effective January 1, 2005, the World Trade Organization's 148 member nations lifted some of the quotas on apparel and textiles. As a result, some of the textiles and textile apparel manufactured in a member nation will no longer be subject to quota restrictions. This has allowed retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. As a result, prices of textiles and apparel, including our products, have faced downward pressure and may continue to decline. If prices decline faster than we are able to cut costs, our business and results of operations could be affected adversely.

         Recently, some large retailers have attempted to bypass private label underwear manufacturers and to contract directly with factories to produce their own products. This is known as "direct sourcing". This trend is most likely to occur in the more basic, mass-market products, in which design is less of a factor. [While this trend has to date not had a material impact on our sales] if this trend continues and grows, it could have an adverse effect on Delta Galil's sales in those categories.


         The following table shows Delta Galil's revenues by product categories, stated as a percentage of total revenues, for the years ended December 31, 2003, 2004 and 2005:

                                                   Year ended December 31
                                           ------------------------------------
                                               2003        2004         2005
                                           ----------   ----------   ----------
Ladies' Intimate Apparel ............         61.1%        53.6%        61.1%
Socks ...............................         16.4         23.0         20.2
Men's Underwear .....................         10.1         12.9         11.1
Babywear ............................          6.8          4.4          2.5
Leisurewear .........................          3.0          3.7          3.1
Fabrics and Others ..................          2.6          2.4          2.0
                                           ----------   ----------   ----------
Total ...............................          100%         100%         100%
                                           ==========   ==========   ==========

         The increase in revenues in the Ladies Intimate Apparel in 2005 compared to 2004 is attributed to the acquisition of Burlen. The decrease in revenues in the Socks category in 2005 compared to 2004 is attributed to the decrease in sales in North America due to our decision to close the Canadian activity and also due to erosion in selling prices especially to Marks and Spencer. The increase in revenues in the socks category in 2004 compared to 2003 is due to the acquisition of Auburn. The decrease in revenues in the Babywear category in 2005 compared to 2004 is due to lower sales volume due to increased competition and the reduction in the market share of Marks & Spencer in the U.K. in this category.

Reorganization Plan

         Following the changes in the business environment, such as the elimination of some of the quotas due to the WTO agreement and the erosion in selling prices, which totaled approximately $40.0 million on an annual basis, Delta Galil decided to implement a reorganization plan designed to cut costs, increase efficiency and return to profitability.

         The reorganization plan included the following main steps:

         a. Closure of a sewing plant in Central America and a distribution center in New Jersey, both of which served the Delta Galil USA segment, and moving the production of the sewing plant to subcontractors in the Far East. The closure of the sewing plant and the distribution center resulted in total restructuring costs of $1.1 million and in the dismissal of approximately 1,400 employees.

         b. Closure of a sock manufacturing plant in Toronto, Canada and moving its production to subcontractors in Central America and the Far East. The closure of this plant, resulted in total restructuring costs of $2.4 million and resulted in the dismissal of approximately 100 employees.

         c. Reduction of manufacturing facilities in Israel and transfer of its operations to lower labor cost countries. This action will result in total restructuring costs of $4.1 million and will result in the dismissal of approximately 585 employees.

         d. Consolidation of various departments into one building in Carmiel, Israel in order to cut maintenance and other overhead costs. This action resulted in a total cost of $1.1 million.

         In 2005, Delta Galil recorded total restructuring expenses of $9.1 million of which approximately $6.5 million are in cash, primarily for severance payments of which $2.6 million were already paid by December 31, 2005. The remaining approximately $2.6 million are a non-cash impairment of assets following the closure and reduction of activities in production sites.

         These measures continue the efficiency efforts Delta Galil commenced in the fourth quarter of 2004, which included the closure of its logistics center in Hungary.

Impairment of Fixed assets and Goodwill

         During 2005, as a result of the reorganization plan, following the change in operations in various divisions and the erosion in profitability, Delta Galil tested the carrying amount of its long-lived assets and, as a result, recorded a total impairment of $9.8 million, of which $2.4 million is included among expenses and $7.4 million is included among impairment of assets.

         The long-lived assets which were impaired include mainly machinery and equipment in the fabric and seam-free facilities in Israel, and leasehold improvements in real-estate which would be abandoned in connection with Delta Galil's decision to unite most of its premises in Carmiel, Israel.

         Delta Galil has selected September 30 of each year as the date on which it performs its annual goodwill impairment test. Financial results of the U.S. Upper Market and sock segments, as determined under the test, indicated a decrease in the assets' fair value. As a result of this test in 2005, Delta Galil recorded an impairment of $5.5 million with respect to goodwill.

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

         As consideration for all of the share capital of Burlen Corp., Delta paid Burlen's selling shareholders $48.2 million in cash and $2.2 million in ordinary shares comprised of 215,684 ordinary shares valued at $10.43 per share transferred from Delta's treasury shares. In addition, Delta paid $8.2 million of Burlen's bank debt. Delta Galil also accrued $1.0 million in other deal costs related to the transaction, which were paid in 2005.

         During 2005, the company paid an additional $1.3 million to the selling shareholders with respect to cost incurred by the company as it was agreed in the purchase agreement. This payment was recorded as additional goodwill.

         In addition, under the agreement Delta Galil may be required to pay additional amounts of up to $15 million in the aggregate to the selling shareholders, subject to achieving certain revenues and operating profit targets over a period of 3 years, from 2005 to 2007. In February 2006, an amendment to the stock purchase agreement was signed which specifies that the additional amounts that would be paid to the selling shareholders would be increased to $18 million but would depend on achieving adjusted targets over a period of six years, from 2006 to 2011. The purpose of the amendment to the stock purchase agreement was to reflect in it the changes in sales volume, due to changes in the structure of the company which were contemplated at the time of the original agreement but were not executed by the company. Payment of $1.3 million was made against future consideration on March 15, 2006.

         Other intangible assets acquired, which amounted to $ 14.8 million, represents customer relationship and is amortized over a period of 20 years.

         Aggregate amortization expense for the years ended December 31, 2005 and 2004 was $779 thousand, and $0 respectively. Estimated amortization expenses over the years 2006 to 2010, is $739 thousand per year, and $10.3 million in the aggregate for the years 2011 to 2024.

         The excess of the cost of acquisition over the fair value of net assets, on the acquisition date - $ 3.9 million - was allocated to goodwill and included as part of the Delta USA segment. Goodwill and customer relationship are deductible for tax purposes.

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

Acquisition of Auburn Hosiery Mills

         On November 13, 2003 Delta Galil completed the acquisition of the outstanding shares of Auburn Hosiery Mills. Auburn manufactures, markets and sells branded sport socks under exclusive licenses to brand names both in the United States and Europe. Most of Auburn's revenues in the United States are made to Wal-Mart.

         As consideration for all of the share capital of Auburn Hosiery, Delta Galil paid $10.8 million to Kellwood and recorded liabilities in respect of restructuring costs in the amount of $6.2 million. The total purchase price amounted to approximately $17.0 million. During 2004, Delta Galil finalized the restructuring plan, and actual liabilities in respect of restructuring costs, were $1.9 million less than originally anticipated which resulted in a decrease in the excess of cost of the acquisition over the fair value of the net assets on the acquisition date. The decrease was allocated $1.4 million to the goodwill which off set the entire goodwill initially recognized and $0.5 million to property, plant and equipment.

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

Sale of Interests in Arad Towels and Standard Textile (Europe) Ltd

         On December 31, 1998, Delta Galil sold its 40.7% interest in Arad Towels Ltd. to Standard Textile (Europe) Ltd. ("STE") for $12.4 million in cash and a 15% interest in STE. The capital gain on this transaction totaled $ 5.2 million, of which $3.1 million was applied to income in 1998 and the balance of $2.1 million was applied to income in 1999.

         On August 6, 2000 Delta Galil entered into an agreement with S.T.I. Industries and Technologies Ltd., S.T.I.A. Holdings Ltd. and STE , for the sale of its 15% holdings in STE for $9 million. The transaction was carried out in four installments, subject to adjustments as stipulated in the agreement. The first installment, 25% of the shares held by Delta Galil, was transferred to the buyers upon the signing of the agreement, for $2.25 million. The second installment was transferred on January 15, 2002, for consideration of $2.48 million, the third installment was transferred on January 15, 2003 for consideration of $2.57 million and the fourth and final installment was transferred on January 15, 2004 for consideration of $2.64 million. Delta Galil recognized a capital gain of $0.9 million in 2003 and a capital gain of $1.0 million in 2004 for this transaction.

Results of Operations

         The following table sets forth Delta Galil's results of operations expressed as a percentage of total revenues for the periods indicated:

                                                                                Year ended December 31
                                                                        ------------------------------------
                                                                           2003         2004         2005
                                                                        ----------   ----------   ----------
Net revenues ....................................................         100.0%       100.0%       100.0%
Cost of revenues ................................................         (80.0)       (81.5)       (85.1)
                                                                        ----------   ----------   ----------
Gross profit ....................................................          20.0         18.5         14.9
Selling, marketing, general and administrative expenses .........         (14.1)       (15.1)       (15.6)
Restructuring expenses ..........................................          (0.2)        (0.1)        (1.3)
Impairment of fixed assets ......................................                                    (1.1)
Goodwill impairment .............................................                                    (1.0)
Amortization of intangible asset ................................                                       *
Gain (loss) on sales of fixed assets and subsidiary shares ......           0.6          0.1            *
Operating income (loss) .........................................           6.3          3.4         (4.1)
Financial expenses - net ........................................          (0.9)        (1.0)        (1.5)
Other income- net ...............................................             *          0.2            *
                                                                        ----------   ----------   ----------
Income (loss) before taxes on income ............................           5.4          2.6         (5.6)
Income tax benefit (expense) ....................................          (1.2)        (0.4)         0.4
                                                                        ----------   ----------   ----------
Income (loss) after taxes on income (tax benefit) ...............           4.2          2.2         (5.2)
Share in losses of associated companies - net ...................          (0.1)        (0.1)           *
Minority interests- net .........................................          (0.1)        (0.2)        (0.1)
                                                                        ----------   ----------   ----------
Net income (loss) ...............................................           4.0%         1.9%        (5.3)%
                                                                        ==========   ==========   ==========

--------------------

*    Less than 0.1%.

Segment Results

         We have six principal segments: Delta USA, U.S. Upper Market, Europe, Socks, Delta Marketing Israel and China. Delta USA, U.S. Upper Market and Europe segments are engaged mainly in manufacturing and marketing of men's underwear and intimate apparel to various customers in the U.S. and European markets. The Socks segment is engaged in manufacturing and marketing of socks to various customers in the U.S. and European markets. Delta Marketing Israel is engaged in marketing ladies intimate apparel, men's underwear and socks to various customers in Israel through retail and wholesale operations. The facility in China, which started operations in the third quarter of 2005, is engaged with manufacturing of ladies intimate apparel to various customers in the U.S. and the European markets through Delta's various divisions.

         The following table sets forth Delta Galil's revenues relating to the various segments:

                                                       Revenues by segment
                                            ----------------------------------------
                                                          ($ million)
                                            ----------------------------------------
                                               2003           2004           2005
                                            ----------     ----------     ----------
         Delta USA(1) .................     $    213.2     $    186.3     $    267.9
         U.S. Upper Market ............           88.3          111.9           97.5
         Europe .......................          177.4          193.8          163.5
         Socks-U.S. & Europe(2) .......           89.4          144.2          130.9
         Delta Marketing Israel .......           37.6           46.5           49.0
         China ........................                                          0.7
         Inter segment revenues .......          (25.8)         (28.4)         (25.0)
                                            ----------     ----------     ----------

         Total ........................     $    580.1     $    654.3     $    684.5
                                            ==========     ==========     ==========

(1) Including $107.4 million and $3.6 million of Burlen revenues, which was acquired in December 2004, in the years ended December 31, 2005 and 2004, respectively.

(2) Including $57.1 million, $52.8 million and $7.0 million of Auburn revenues, both in the United States and in Europe, which was acquired in November 2003, in the years ended December 31 2005, 2004 and in the last six weeks of 2003.

Sales by Segment in 2005 vs. 2004

         The increase in sales in 2005 compared to 2004 by the Delta USA segment is attributed to the acquisition of Burlen in the fourth quarter of 2004. Burlen's sales in 2005 amounted to $107.4 million compared to $3.6 million in 2004. Excluding Burlen, Delta USA sales decreased by 12% compared to 2004, mainly due to a decrease in sales to Wal-Mart explained by a reduction in sales in the ladies category. The decrease in sales by the U.S. Upper Market segment in 2005 compared to 2004, resulted primarily from a decrease in sales to Calvin Klein, especially in the men's' category and to Victoria's Secret due to different product mix and erosion in selling prices. The decrease in sales by the European segment in 2005 compared to 2004, is mainly due to an erosion of approximately 20% in selling prices to Marks & Spencer partly offset by an increase of 4% in units. Other factors that contributed to a decrease in sales by the European segment include : (1) a decrease in volume sales in the ladies category of Marks & Spencer due to increased competition and (2) a decrease in the children's category due to the same and due to the reduction of Marks & Spencer market share in the U.K. in this category. The decrease in sales by the Socks segment in 2005 compared to 2004 is mainly due to erosion of approximately 15% in selling prices especially to Marks & Spencer partly offset by an increase of 6% in units and to the decrease in sales in North America due Delta Galil's decision to cease its activity in Canada. The increase in sales by the Israeli Market segment in 2005 compared to 2004 is attributed mainly to a different mix of products.

Sales by Segment in 2004 vs. 2003

         The decrease in sales by Delta USA in 2004 compared to 2003is attributed mainly to a decrease in sales to Wal-Mart and Target. The increase in sales by the U.S. Upper Market segment resulted primarily from an increase in sales to Calvin Klein and JC Penney. The increase in sales by the European segment is attributed to the strengthening of the pound sterling and the euro against the U.S. dollar as well as sales to new customers. The increase in sales by the Socks segment is attributed to the acquisition of European operation of Auburn. The increase in sales by the Israeli market segment is attributed mainly to different mix of products and to the opening of new stores.

         The following table sets forth Delta Galil's operating results, restructuring expenses and impairment of assets by segment (in $ million):

                                         Operating Income                                                    Impairment   Impairment
                                            (loss) by                                                         of fixed       of
                                             segment                         Restructuring expenses            assets     Goodwill
                               ------------------------------------   ------------------------------------   ----------   ----------
                                     Including Restructuring
                                   expenses and impairment of
                                              assets
                               ------------------------------------
                                  2003         2004         2005         2003         2004         2005         2005         2005
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Delta USA ..................   $     24.8   $      5.9   $      5.6                                    1.1          1.5
U.S. Upper  Market .........         (8.9)        (0.6)       (21.7)                                   1.8          5.9          2.1
Europe .....................          4.4          4.9         (8.8)         1.0          1.1          2.1
Socks- U.S. & Europe .......          9.0          9.1         (5.0)                                   4.1                       3.4
Delta Marketing Israel .....          2.4          4.8          5.0
China ......................                                   (2.3)
Adjustments and Capital
Gains(1) ...................          5.1         (1.7)        (1.0)
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total ......................   $     36.8   $     22.4   $    (28.2)  $      1.0   $      1.1   $      9.1   $      7.4   $      5.5
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

(1) Adjustments include cancellation of inter-segment unrealized profits and, in 2004 and 2003, also include results of hedging transactions . In 2003 adjustments include mainly capital gain from the sale of the real estate in London.

Operating Income (loss) by Segment in 2005 vs. 2004

         The decrease in the operating income of the Delta USA segment in 2005 compared to 2004 is attributed to a $1.5 million impairment of fixed assets and $1.1 million in restructuring expenses, both in 2005, which relate to the decision to close a sewing plant in Central America and a distribution center in New Jersey and to lower sales volume, especially to Wal-Mart in the ladies category offset by Burlen's positive contribution of $9.1 million operating income.

         The increase in the operating loss of the U.S. Upper Market segment in 2005 compared to 2004 is attributed to the impairment of fixed assets, which amounted to $5.9 million, mainly with respect to machinery and equipment in the fabric and seam-free facilities in Israel in connection with the restructuring plan initiated by Delta Galil, which also resulted in additional $1.8 million of expenses related mainly to workforce reduction in those facilities and other overhead reduction. The operating loss of the US Upper Market segment in 2005 also included a $2.1 million goodwill impairment, as determined based on the annual test carried out by the Delta Galil which indicated a decrease in the segment assets fair value. In addition, the operating results of the US Upper Market segment in 2005 suffered from the decrease in sales volume, especially to Calvin Klein and Victoria's Secret which also resulted in a lower production level in the fabric facility in Israel and in the sewing facility in Jordan.

         The decrease in the operating results of the European segment in 2005 compared to 2004 is attributed mainly to the erosion in selling prices to Marks & Spencer, but also to other customers due to the increased competition from the Far East, following the downward pressure on prices as a result of the cancellation of part of the quotas on textile products. Operating results of the European segment in 2005 were also negatively affected by the low production volume in Egypt due to the reduction in sales.

         The decrease in the operating results of the socks segment in 2005 compared to 2004, from $9.1 million profit to a $5.0 operating loss, is attributed mainly to the $4.1 million restructuring expenses due to our decision to cease operations in Canada and to reduce manufacturing operations in Israel. Furthermore the operating loss of the socks segment in 2005, included a $3.4 million goodwill impairment, as determined based on the annual test carried by Delta Galil which indicated a decrease in the segment assets fair value. Also attributed to the decrease in operating results is the lower sales volume and erosion in selling prices, especially to Marks & Spencer, as well as to other customers due to the increased competition from the Far East and due to operating losses incurred in North America due to our decision to cease our activity in Canada.

         During the third quarter of 2005, Delta Galil started operations in China. The plant includes sewing and cutting executed by approximately 800 employees, focusing on ladies intimate apparel products. The $2.3 million operating loss of the China facility in 2005 is attributed to the low initial production volume and also includes start-up costs.

Operating Income (loss) by Segment in 2004 vs. 2003

         The decrease in the operating income of Delta USA in 2004 compared to 2003 was due primarily to a decrease in sales and to losses from operations with certain customers. The decrease in the operating loss in the U.S. Upper Market segment in 2004 compared to 2003 is primarily due to an increase in sales volumes which also contributed to increase the production level in the fabric facility and the sewing facilities. The erosion in the operating margin in the Socks segment is attributed to the acquisition of Auburn, which contributed to a net increase of approximately $45.0 million of sales, which had no substantial operating income. The increase in operating income in Delta Marketing Israel is attributed to the improvement of procurement sources and to increased sales volumes.

Year ended December 31, 2005 compared with Year Ended December 31, 2004 - Consolidated Revenues

         Total revenues in 2005 increased by 5% to $684.5 million compared to $654.3 million in 2004. Excluding sales of Burlen, which was acquired in the fourth quarter of 2004, sales decreased by 11% compared to 2004. The decrease in revenues is due mainly to an erosion in selling prices, especially to Marks & Spencer and in the European market.

Cost of revenues.

         Delta Galil's cost of revenues is comprised mainly of cost of materials, salaries and related expenses, work performed by subcontractors, depreciation and amortization and the changes in inventories of finished products and products in process. While costs associated with depreciation and indirect salaries are generally fixed, cost of materials, work performed by subcontractors and directs salaries are variable. Cost of revenues in 2005 increased by 9.3% and amounted to $582.8 million (85.1% of revenues) compared to $533.0 million (81.5% of revenues) in 2004. The increase in the cost of revenues is attributed to the acquisition of Burlen in December 2004. Burlen's 2005 cost of revenues amounted to $84.9 million (79.1% of Burlen's revenues) compared to $2.8 million in 2004. The decrease in the cost of revenues excluding Burlen in 2005 compared to 2004 is due to the decrease in sales volumes.

Gross profit.

         Gross profit in 2005 decrease by 16.1% compared to 2004 and totaled $101.7 million (14.9% of revenues), compared to $121.2 million (18.5% of revenues) in 2004. The decrease in the gross margin is mainly attributed to the erosion in selling prices, mainly to the European operation and especially with Marks & Spencer following the change in business environment due to the WTO decision to lift some of the quotas on intimate apparel and textile product coming from the Far East. This allowed retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. As a result, prices of textiles and apparel, including our products, have faced downward pressure.

Selling and marketing expenses.

Delta Galil's selling and marketing expenses are comprised mainly of salaries and related expenses, professional expenses, packaging, transportation and delivery, advertising, royalties, depreciation and amortization, commissions and leases. While costs associated with salaries, professional expenses, depreciation and amortization and leases are generally fixed, packaging, transportation, delivery, advertising, royalties and commissions are more variable. Selling and marketing expenses increased by 6.7 % to $ 86.7 million (12.7% of revenues) in 2005 compared to $81.2 million (12.4% of revenues) in 2004. The increase in selling and marketing expenses is attributed mainly to the acquisition of Burlen. Burlen's selling and marketing expenses amounted to $9.1 million in 2005, (8.5% of Burlen's revenues), compared to $0.7 million in 2004. The increase in the percentage of the selling and marketing expenses of total sales is attributed mainly to increase in freight cost mainly in the European segment due to the transfer of part of its operation from Eastern Europe to the Far East, and to the increased activity in the Israeli market which resulted in higher salaries and advertising costs.

General and administrative expenses.

         General and administrative expenses are comprised mainly of salaries and related expenses, entertainment and travel expenses, professional fees, doubtful accounts and bad debts, depreciation and amortization and other office expenses. General and administrative expenses increased from $17.4 million in 2004 (2.7% of revenues) to $20.3 million in 2005 (3.0% of revenues). The increase in general and administrative expenses is attributed mainly to the acquisition of Burlen. Burlen's general and administrative expenses amounted to $3.6 million in 2005, (3.3% of Burlen's revenues), compared to $0.1 million in 2004.

Amortization of Intangible Asset,

         The amortization of the intangible assets include customer relations, derived from the acquisition of Burlen, and is amortized over a period of 20 years.

Capital gain (loss) from realization of fixed assets.

         In 2005 Delta Galil recorded a capital loss of $0.1 million compared to $0.9 million capital gain in 2004 derived from the sale of real estate in Ireland.

Impairment of fixed assets.

         During 2005 and as a result of the restructuring plan following the change in operation in various divisions and the erosion in profitability, Delta Galil tested the carrying amount of its fixed assets and, as a result, recognized a total impairment of $9.8 million, of which $2.4 is included among restructuring expenses and $7.4 million is included among impairment of assets. The fixed assets which were impaired include mainly machinery and equipment in the fabric and seam-free facilities in Israel, and leasehold improvements in real-estate which would be abandoned in connection with Delta Galil's decision to consolidate most of its premises in Carmiel, Israel.

Restructuring expenses.

         Due to a reorganization plan, Restructuring expenses in 2005 amounted to $9.1 million. See "Overview-- Reorganization Plan" above. Restructuring expenses in 2004 related to the closure of the logistic center in Hungary.

Goodwill impairment.

         In 2005 Delta Galil recorded goodwill impairment expenses in the amount of $5.5 million of which $3.4 million relates to the socks segment and $2.1 million to the U.S. Upper Market segment.

Operating income (loss).

         Operating loss in 2005 amounted to $28.2 million compared to an operating income of $22.4 million (3.4% of revenues) in 2004. The operating loss is mainly attributed to a decrease in the gross margin derived from the erosion in selling prices and due to the impairment of fixed assets and goodwill.

Financial expenses - net.

         Financial expenses increased by 64.0% to $10.2 million in 2005 from $6.2 million in 2004 mainly due to increased bank debt, of approximately $60 million, due to the acquisition of Burlen which resulted in an increase of $2.6 million financial expenses and also due to the increase in the average interest rate. Financial expenses were composed mainly of interest and exchange differences.

Other income - net.

         Other income in 2005 decreased by $0.7 million compared to 2004. In 2005 other income included $0.3 million proceeds from realization of other investment. In 2004 other income included $1.0 million capital gain from realization of the investment in an associated company, as described above "Sales of Arad Towels and Standard Textile (Europe) Ltd".

Taxes on income.

         In 2005 Delta Galil recorded tax benefits of $2.3 million compared to tax expenses of $2.9 million in 2004. The effective tax rate in 2005 was 6% compared to 17% in 2004. The lower tax savings in 2005 is mainly attributed to Delta Galil's decision to create a valuation allowance in the amount $8.9 million on losses for tax purposes incurred in 2005 in Israel, as it is considered more likely than not that such losses will not be realized.

Share in losses of associated losses.

         Delta Galil's share in losses of associated companies includes in 2005 and in 2004 its investment in Edomit Ltd., which is accounted for by the equity method. In 2005 this share amounted to a loss of less the $0.1 million compared to a loss of $0.2 million in 2004. During the third quarter of 2005 Edomit sold its holding in a hotel and ceased its operation.

Minority interest- net.

         Delta Galil operates sewing facilities in Jordan through a partially owned subsidiary - Century Wear Corporation (WLL). Minority interests in profit of this subsidiary and also 10% of Delta Elastic Tapes, amounted to $0.5 million in 2005 compared to $1.4 million in 2004. The decrease in the minority interest in 2005 compared to 2004 is attributed mainly to the decrease in profit of the Jordanian joint venture due to lower production levels.

Net Income (loss).

         Loss in 2005 totaled $36.3 million compared to a net income of $12.7 million (1.9% of sales) in 2004. The loss in 2005 compared to the net profit in 2004 is attributed to the decrease in gross margin , impairment of fixed assets and goodwill and due to higher financial expenses and low tax benefit.

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

Restructuring expenses.

         Restructuring expenses in 2004 included to the closure of a logistic center in Hungary while in 2003 they included the closure of sewing plants in Scotland and in Israel.

Operating income.

         Operating income in 2004 decreased by 39.1% compared to 2003 and totaled $22.4 million (3.4% of revenues) compared to $36.8 million (6.3% of revenues) in 2003. The decrease in the operating profit is primarily due to losses from operations with certain of Delta USA's customers, and to losses incurred from the operation and the closure of the logistic center in Hungary.

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

Net Income.

         Net income in 2004 decreased by 45.7% and totaled $12.7 million (1.9% of sales) compared to $23.4 million (4.0% of sales) in 2003 due to the decrease in the operating profit.

Critical Accounting Policies

         To improve your understanding of Delta Galil's financial statements, it is important to obtain some degree of familiarity with Delta Galil's principal or significant accounting policies. These policies are described in Note 1 to the Consolidated Financial Statements listed in Item 18. Delta Galil, in conjunction with its audit committee and its external auditors, reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of Delta Galil. As part of this process, Delta Galil has reviewed the selection and application of its critical accounting policies and financial disclosure as at December 31, 2005, and it believes that the Consolidated Financial Statements listed in Item 18 present fairly, in all material respects, the consolidated financial position of Delta Galil as at that date.

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

         Delta Galil is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic and political environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in Item 3C. - Risk Factors and Item 11 - Quantitative and Qualitative Disclosures About Market Risk. Delta Galil considers its most significant accounting policies to be those relating to fixed assets and inventory valuation, both of which, as well as Delta Galil's accounting policy relating to goodwill valuation are discussed below.

Fixed assets valuation

         Fixed assets are stated at cost, net of related investment grants. Depreciation is computed using the straight - line method on the basis of the estimated useful life of the assets. Due to rapid changes in technology and due to the materiality of the fixed assets and depreciation rates on its financial results, Delta Galil considers this to be a critical issue. On January 1, 2002 Delta Galil adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS 144 requires that long-lived assets be held and used by an entity, be reviewed for impairment and, if necessary, written down to the estimated fair value, whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable through undiscounted future cash flows.

         Delta Galil's fixed assets cost as of December 31, 2005 amounted to $193 million. Depreciation and amortization expenses with respect to Delta Galil's fixed assets on an annual basis are approximately $14.5 million. An increase of 1% in the average annual depreciation rates would increase Delta Galil's depreciation and amortization expenses by approximately $1.9 million per year. A decrease in the annual rates would have the opposite effect.

         Delta tests long-lived assets for impairment, in the event an indication of impairment exists. An impairment loss would be recognized, and the assets would be written down to their estimated fair values, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets. See also note 5f of the consolidated financial statements.

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

         Delta Galil's inventories carrying value as of December 31, 2005 amounted to $147.1 million. This amount is net of an allowance for specific obsolete and slow-moving inventories in the amount of $27.9 million.

Valuation of Intangible Assets - Goodwill

         Goodwill represents the excess of cost of investments in subsidiaries acquired over the fair value of the net assets at acquisition. Until December 31, 2001, Goodwill was amortized in equal annual installments usually over a 40-year period, the maximum allowed period under U.S. GAAP. As from January 1, 2002, pursuant to FAS 142," Goodwill and Other Intangible Assets," goodwill is no longer amortized but rather is tested for impairment annually. Delta completed the transitional impairment review of goodwill on June 30, 2002, as required by FAS 142. The various reporting units, for which separately identifiable cash flow information is available, were identified and the fair values of such reporting units were determined using the net income multiple of comparable publicly traded companies in the textile industry. Consequently, Delta has determined that there is no indication of impairment with respect to goodwill as of January 1, 2002. Delta has selected September 30 as the date on which it will perform its annual impairment test for indefinite life intangible assets. As of December 31, 2005, based on the review made by Delta Galil, the Company recorded Goodwill impairment expenses of $5.5 million with respect to the U.S. Upper Market and the Socks segments. See also note 1h of the consolidated financial statements.

         As of December 31, 2005 the goodwill included in Delta Galil's balance sheet amounted to $53.7 million, of which $51.9 million relate to the Delta USA segment and the remainder, $1.8 million relate to the Europe segment. Based on the annual test, as mentioned above, the asset fair value of these business units are estimated to be higher than their respective book value.

New Accounting Standards under US GAAP

FAS 123 (revised 2004) Share-based Payment

         In December 2004, the Financial Accounting Standards Board, or FASB, issued the revised Statement of Financial Accounting Standards, FAS, No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC's interpretation of FAS 123R.

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

         Delta Galil expects that upon the adoption of FAS 123R, as of January 1, 2006, Delta Galil will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, Delta Galil `s financial statements for periods prior to the effective date of the Statement will not be restated.

         Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under FAS 123.

Taking into account the transition method adopted by the Company, the Company expects that the effect of applying this statement on the Company's results of operations in 2006 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported. The balance of unamortized compensation before taxation of options at December 31, 2005 is immaterial. As to options granted after the balance sheet date, see note 16.

FAS 151 Inventory Costs - an amendment of ARB 43, Chapter 4

         In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an Amendment of ARB 43, Chapter 4, known as FAS 151.

         This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. Delta Galil does not except this statement to have a material effect on the company's financial statements, its results of operations or cash flows.

FAS 154 Accounting Changes and Error Corrections - a replacement of Accounting Principles Board Opinion, or APB, No. 20 and FASB Statement No. 3.

         In June 2005, the Financial Accounting Standards Board issued FAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the company). Delta Galil does not expect the adoption of this statement will have a material impact on Delta Galil`s results of operations, financial position or cash flows.

FAS 155 Accounting for certain hybrid financial instruments, an amendment of FASB statements no. 133 and 140.

         In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No.133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. Management is currently evaluating the impact of this statement, if any, on Delta Galil's financial statements or its results of operations.

FAS 156 Accounting for servicing of financial Assets - an amendment of FASB statement no.140

         In March 2006 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Reporting No. 156 ("FAS 156"). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. Delta Galil does not currently engage in transfers of financial fixed assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements. . Since the Company does not currently engage in transfers of financial fixed assets, the company does not anticipate that the adoption of this statement will have a material impact on its financial statements.


EITF 04-13

         In September 15, 2005 the Emerging Issues Task Force of the FASB reached a consensus on Issue 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty", known as EITF 04-13. EITF 04-13 describes the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction, and describes the circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. Delta Galil is currently evaluating the applicability of EITF 04-13 to its inventory transactions.

5B.      Liquidity and Capital Resources

         Delta Galil finances its operations mainly from cash flow from operations, supplemented, if needed, by revolving short-term bank loans and long-term bank loans. Delta Galil repays short-term bank loans if the cash flow from operations exceeds the cash needs for operations and investment.

         There are no legal restrictions on the ability of Delta Galil's subsidiaries to transfer funds to Delta Galil in the form of dividends, loans or advances.

         The following is a breakdown of Delta Galil's cash flows for the last three years in US $ millions:

                                                                        Year ended December 31
                                                                --------------------------------------
                                                                   2003          2004          2005
                                                                ----------    ----------    ----------
  Net cash flow provided by operating activities ............   $     42.9    $     23.0    $     11.6
  Net cash flow used in investing activities ................        (18.4)        (68.9)        (14.4)
  Net cash flow provided by (used in) financing
  activities* ...............................................        (21.3)         50.2          (4.7)
  Translation differences on cash equivalents of foreign
  currency consolidated subsidiary ..........................           --           0.1          (0.1)
                                                                ----------    ----------    ----------
  Increase (decrease) in cash and cash equivalents ..........   $      3.2    $      4.4    $     (7.6)
                                                                ==========    ==========    ==========

* Including payment of dividends to shareholders of $9.5 million and $8.3 million in 2003 and 2004, respectively.

         In 2003, 2004 and 2005 Delta Galil generated excess cash flow from operations of $42.9 million, $23.0 million and $11.6 million respectively. The decrease in net cash flow provided by operating activities from $23.0 million in 2004 to $11.6 million in 2005 is mainly attributed to the loss in 2005 compared to the net profit in 2004. The decrease in the net cash flow used in investing activities is mainly attributed to the acquisition of Burlen in the fourth quarter of 2004. Net cash flow used in financing activities in 2005 amounted to $4.7 million while in 2004 the net cash flow provided by financing activities amounted to $58.5 million. The decrease in cash flow provided by financing activities in 2005 is attributed mainly to the increased bank debt in connection with the acquisition of Burlen in December 2004.

         We believe that our cash reserves, together with cash from operations, will be sufficient to meet our anticipated cash needs in both the short and long term. However, if, in the future, cash generated from operations is insufficient to satisfy our liquidity requirements, or if our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate, we may need to raise additional funds. We may also need to raise additional funds, or may seek to take advantage of any capital raising opportunities, to finance expansion plans, develop or acquire new products or technologies, enhance our existing product or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan.

Debt

         Set forth in the table below are Delta Galil's bank debts for the last three years in US $ millions:

                                                           Year ended December 31
                                                   ------------------------------------
                                                      2003         2004         2005
                                                   ----------   ----------   ----------
Short-term:
       Bank loans ..............................   $     94.5   $     55.6   $     80.6
       Current maturities of long-term loans ...         10.4         27.9         29.5
                                                   ----------   ----------   ----------
           Total Short-term ....................        104.9         83.5        110.1
                                                   ----------   ----------   ----------
Long-term:
           Total Long-term bank loans ..........         13.6         98.4         68.8
                                                   ----------   ----------   ----------
           Total Debt ..........................   $    118.5   $    181.9   $    178.9
                                                   ==========   ==========   ==========

         Delta Galil has incurred bank debt mainly for acquisitions, working capital, capital expenditures and general corporate purposes. Delta Galil's bank loans bear interest at annual variable rates, which were approximately 5.8% on average for the year ended December 31, 2005 and are secured by liens on Delta Galil's assets. Delta Galil's bank loans are issued under secured bank lines of credit of up to $298.8 million of which, as of December 31, 2005, Delta Galil had $102.3 million available for additional borrowings under the same prevailing rates.

         Delta Galil's bank lines of credit permit either short-term or long-term borrowings. All of Delta Galil's short-term loans have maturities of up to three months. Part of Delta Galil's borrowings is for shorter periods in order to maintain cash management flexibility. Long-term bank loans mature in periods up to December 2009. Delta Galil and each of its subsidiaries have granted each other guarantees of each other's indebtedness.

         Delta Galil USA Inc. is a party to a credit agreement with Bank Leumi USA and Bank Hapoalim, which provides for an aggregate of $91 million in loans, of which $31 million are long-term loans and $60 million of which is revolving short-term credit which expires on January 31, 2007. The loans bear interest at a variable rate that is linked to the LIBOR. As of March 31, 2006, the interest rate on the term loan was 6.55% and on the short-term credit was 6.3%. The principal of the term loans is payable in equal quarterly installments of approximately $1.94 million each until December 1, 2009. As of December 31, 2005 the unutilized credit line was $24 million. This credit agreement includes covenants based on (1) the ratio of Delta Galil USA's earnings before interest, taxes, depreciation and amortization, or EBITDA, to fixed charges; (2) the ratio of net worth to total assets of Delta Galil USA; and (3) the ratio of the sum of Delta Galil USA's (a) loans (b) letters of credit, and (c) acceptances (or, collectively, debt) to EBITDA. The covenants are as follows:

       1. The ratio of Delta Galil USA's EBITDA to fixed charges, each as defined in the credit agreement, may not be below 1 to 1 for each three -month period ending June 30, September 30, and December 31, 2006, with such ratio rising to 1.5 to 1 for the twelve months ending March 31, June 30, September 30, and December 31, 2007, and
              1.6 to 1 for the twelve months ending March 31, June 30, September 30, and December 31 2008 and 2009.

       2. The ratio of net worth to total assets of Delta Galil USA may not be below 0.25 to 1 for the twelve months ending March 31, 2006 and June 30, 2006, and a ratio of 0.28 to 1 for the twelve months ending September 30, 2006 and for the twelve-month period ending December 31, 2006, with such ratio rising to 0.4 to 1 for the twelve months ended March 31, 2007 and for each twelve month period ending at the end of each subsequent quarter until maturity;

       3. The ratio of the sum of Delta Galil's (a) loans (b) letters of credit, and (c) acceptances (or, collectively, debt) to EBITDA may not exceed 6.70 to 1 for the twelve months ended March 31, 2006
              5.70 to 1 for the twelve months ending June 30, 2006, and 4.0 to 1 for the twelve months ending each of September 30, 2006 and December 31, 2006, with such ratio rising to 3.5 to 1 for the twelve months ending March 31, June 30, September 30, and December 31, 2007, 3.0 to 1 for the twelve months ending March 31, 2008 and for each twelve month period ending at the end of each subsequent quarter until maturity.

Delta Galil USA and the banks amended the credit agreement in January 2006 and in May 2006. The material changes contained in the amendments as reflected above are the following:

     o   A prepayment of $25 million of the principal amount of the term loan;

     o A reduction in the quarterly payment on the term loan from $3.5 million to $1.9 million; an extension of the expiration of the revolving loan facility from January 15, 2006 to January 31, 2007;

     o A deposit of $4 million with Bank Leumi USA and a pledge of that deposit to Bank Leumi;

     o An extension of the explanation of the revolving loan facility to January 31, 2007.

     o   An increase of 0.25% in the interest.

         Delta Galil USA did not satisfy the covenant relating to the ratio of EBITDA to fixed charges for the year ended December 31, 2005. The amendment of January 2006 provided for a waiver of all of the financial covenants for the period ending December 31, 2005. Management believes that Delta Galil USA will satisfy the covenants as currently in effect.

Working Capital and Capital Expenditures

         Working capital at December 31, 2005 was $80.9 million, compared to $127.4 million at December 31, 2004. The decrease in the working capital is attributed to the increase in short-term loans on account of long-term loans and to the decrease in inventory. Delta Galil believes that its working capital is sufficient for its present requirements. Delta Galil has no material commitment for capital expenditures.

5C.     Research and Development

         Delta Galil has strong in-house creative teams of designers and technology experts, consisting of fashion designers, textile designers, yarn experts, knitting experts and dyeing and finishing experts. Delta Galil's design and development expenses increased to approximately $29 million in 2005, as compared to

$25 million in 2004 and $23 million in 2003. The increase in 2005 versus 2004 is mainly due to the acquisition of Burlen.


5D.      Trend Information

         Please see "Item 3. Risk Factors - Recent Changes in World Trade Organization quotas could put pressure on apparel prices," and "Item 3. Risk Factors -- If private label customers produce their own products and bypass manufacturers such as Delta Galil, our sales could decline." See also "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company" for trend information.


5E.      Off-Balance Sheet Arrangements

         Delta Galil does not have any off-balance sheet arrangements that have or are reasonably likely to have an effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material except hedging transactions, see Item 11 "Quantitative and Qualitative Disclosures About Market Risk".

5F.      Contractual Obligations

         Set forth below are our contractual obligations and other commercial commitments as of December 31, 2005:

                                               Payments Due by Period
                                               ----------------------

                                              Less than 1               More than 5
Contractual Obligations            Total         year      2- 4 years      years
                                 ----------   ----------   ----------   ----------

                                                  (U.S. $ in millions)
Long-Term Debt (1) ...........        109.7         34.5         75.2          -,-
Capital Lease Obligations ....          1.0          0.1          0.3          0.6
Operating Leases .............         45.7          8.9         19.0         17.8
Letter of credits and bank
guarantees ...................         35.0         30.0          4.8          0.2
                                 ----------   ----------   ----------   ----------
Total Contractual Cash
Obligations ..................        191.4         73.5         99.3         18.6
                                 ==========   ==========   ==========   ==========

(1) Includes expected interest expenses on long-term debt, based on interest rates in effect as of December 31, 2005. In May 2006, the credit agreement between Delta Galil USA and Bank Hapoalim and Bank Leumi USA was amended. In connection with this amendment, Delta Galil USA pre-paid $25 million of the principal amount of its term loan. As a result, Long-Term Debt as of May 30, 2006, would be as follows: $81.4 (Total); $26.9 (less than one year); $54.5 (2-4 years); and $0 (More than 5 years).

See Item 11: "Quantitative and Qualitative Disclosures About Market Risk" regarding obligations related to forward currency contracts.

ITEM 6:         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.      Directors and Senior Management

         The directors and executive officers of Delta Galil are as follows:

     Name                        Age         Position
     ----                        ---         --------
     Dov Lautman                 69          Chairman of the Board of Directors and Chief Executive
                                             Officer
     Isaac Dabah(3)              48          Director and Vice Chairman of the Board of Directors
     Yossi Hajaj                 38          Senior Vice President & Chief Financial Officer
     Aviram Lahav(4)             47          Senior Vice President & CEO of US Upper Market Division
     Michael Fitzgerald          63          Senior Vice President & Business Development USA
     Imad Telhami                47          Senior Vice President & CEO of European Division
     Esti Maoz                   58          Senior Vice President & Global Development and Marketing
     Eytan Stiassnie             50          Senior Vice President & CEO of Socks Division
     Moshe Grencel               53          Senior Vice President - Supply Chain Management
     David Kostman(5)            41          Senior Vice President & CEO of Delta Galil USA
     Israel Baum(3)              67          Director
     Gideon Chitayat(3)          66          Director
     Aharon Dovrat               75          Director
     Harvey M. Krueger           77          Director
     Noam Lautman                37          Director
     Giora Morag(1) (2)          61          Director
     Amnon Neubach(1) (2)        61          Director
     Dan Propper                 65          Director
     Arnon Tiberg                62          Director
     Amior Vinocourt(2)          78          Director

(1)  External Director.
(2)  Member of the Audit Committee.
(3) Mr. Dabah, Mr. Chitayat and Mr. Baum are nominees of GMM Capital LLC, pursuant to a Shareholders Agreement between GMM Capital and the Lautman Group concerning the election of directors.

(4) Mr. Lahav has been appointed Chief Executive Officer of Delta Galil, effective November 1, 2006.

(5)  Mr. Kostman has resigned effective July 2006, as CEO of Delta Galil USA.

         Dov Lautman is the founder of Delta Galil and has served as the Chairman of the Board of Directors since 1975 and as President and Chief Executive Officer since February 2006. From 1975 to 1996, Mr. Lautman was the Chief Executive Officer of Delta Galil. From 1986 to 1993, Mr. Lautman served as President of the Manufacturers Association of Israel and as the Chairman of the Coordinating Bureau of Economic Organizations of Israel. From 1993 to 1995, Mr. Lautman was the Prime Minister's Special Emissary for Economic Development. Since May 2001, Mr. Lautman has served as the chairman of the executive council of Tel Aviv University.

         Isaac Dabah has served as a Director of Delta Galil and as Vice-Chairman of Delta Galil's Board of Directors since November, 2005. He has been the Executive Director of GMM Capital LLC, one of our principal shareholders, since it was formed in January 2005. From 2003 to 2004, Mr. Dabah was CEO of the Denim Division of Jones Apparel Group, which included brands such as Gloria Vanderbilt, Polo Jeans, L.E.I. From 2002 to 2003, Mr. Dabah was CEO of Gloria Vanderbilt, a division of Jones Apparel Group. From 1993 to 2002, Mr. Dabah was CEO of Gloria Vanderbilt Apparel Corp.

         Yossi Hajaj has served as Senior Vice President and Chief Financial Officer of Delta Galil since March 2004. From 1999 to 2004 he served as controller and corporate secretary of Delta Galil and from 1997 to 1999 he was Delta Galil's Chief Economist and controller of foreign subsidiaries. Mr. Hajaj is a certified public accountant (Isr.) and holds a B.A. in Accounting and Economics from Tel Aviv University. He was a member of the Investment Committee of Tel Aviv University from 2001 until 2006.

         Aviram Lahav has been appointed CEO of Delta Galil, effective November 1,2006. MR. Lahav has been Senior Vice President since 1997. He served as CEO of Delta Galil's Innerwear USA operations from

March 2004, and was appointed as CEO of the US Upper Market Division of Delta, which merged the former Textile and Innerwear divisions. From 1997 to 2004 he served as the Chief Financial Officer of Delta Galil. From 1993 to 1997, Mr. Lahav was Chief Executive Officer of Europcar/Eurodollar Israel, a car rental company and, from 1991 to 1993, Chief Financial Officer of Mediterranean Car Agency Ltd. Mr. Lahav is a certified public accountant (Isr).

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

         Imad Telhami has served as Senior Vice President and CEO of Delta's Innerwear USA Operation since 2002. He started his career at Delta in 1983 as a sewing plant manager. He managed several sewing plants until he was re-located to manage Delta's facilities in Scotland. In 1996 he returned to Israel when he was promoted to Lingerie Operation Director. In 1999 he was promoted to Director of Delta's Marks and Spencer Operations. Mr. Telhami holds a B.Sc in Industrial Management from Shenkar College in Israel. In March 2004 Mr. Telhami was promoted to SVP and CEO of Delta Galil's European division.

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

         Eytan Stiassnie has been Vice President and C.E.O. of Delta Galil's Sock Division since January 2002 and was named Senior Vice President of Delta Galil Industries in May 2004. He joined Delta Galil in 1989, serving as the manager of information technology for the Sock Division until 1993, when he became the production manager of the Sock Division, a position he held until 1997. From 1997 until 2001 he was operations manager of the Sock Division, and during 2001 he served as vice president of logistics in the Sock Division. Mr. Stiassnie holds a B. Sc. in Industrial Engineering, specializing in Information Technology, from the Technion, Israel Institute of Technology.

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

         Israel Baum has served as a Director of Delta Galil since December 2005. He is currently an entrepreneur, and served as the chief executive officer of Litam Clothing Ltd., an Israeli apparel manufacturer, from 1994 to 2004. From 1998 to 2005 Mr. Baum served on the board of directors of Macpell Industries Ltd., an Israeli apparel company listed on the Tel Aviv Stock Exchange. Mr. Baum holds a B.Sc. in Industrial Engineering and Management from Temple University in Philadelphia.

         Gideon Chitayat, has served as a director since November, 2005. He is the chairman of General Management and Business Strategy Consultant (GMBS) Ltd. and served as its President and Chief Executive Officer from 1985 until 2004. Dr. Chitayat has served as a consultant to chief executive officers and to chairmen of boards of directors of several leading Israeli companies and entities in diversified fields in Israel. His main area of consultancy is competitive strategy. Dr. Chitayat currently serves on the board of directors of Bank Hapoalim and Teva-Israel, a subsidiary of Teva Pharmaceutical Industries Ltd. Dr. Chitayat holds a Ph.D. and an M.A. in Business and Applied Economics from the Wharton School of the University of Pennsylvania, and a M.B.A. (with honors) and B.A. (in Economics) from the Hebrew University in Jerusalem. Dr. Chitayat has held numerous academic positions at leading business schools in the United States and Israel. Dr. Chitayat has published numerous articles and a book on corporate, boards of directors and business issues.

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

         Noam Lautman has been a Director of Delta Galil since October 2001. Mr. Lautman serves as a Director of Nasvax Ltd. (TASE: NSVX) and Collplant Ltd. Mr. Lautman served as Director for New Ventures and Strategic Business Planning at Teva Pharmaceutical Industries Ltd from 2002 to 2006. Mr. Lautman previously served in various managerial positions in several Israeli companies operating in the high-tech field. Mr. Lautman holds a B.Sc in Computer Science and Mathematics and an MBA from New York University. Mr. Lautman is the son of Dov Lautman, the Chairman of the Board of Directors of the Company.

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

         Amnon Neubach has been an independent business consultant since 1997. From January 2001 until May 2003, Mr. Neubach served as the Chairman of the Board of Directors of Pelephone Communications Ltd., an Israeli mobile phone company. From 1995 to 1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990 to 1994 he served as the Minister of Economic Affairs at the Israeli Embassy in Washington, D.C. Mr. Neubach serves as an external director of Mind CTI Ltd. (Nasdaq: MNDO), a software company, Aspen Building and Development Ltd. (TASE: ASBD), a real estate company, Leumi Card ( subsidiary of Bank Leumi in Israel Ltd.); and as a director of Direct Insurance
- IDI Ltd., a private Israeli insurance company. Mr. Neubach received a B.A. in economics and business administration and an M.A. in Economics from Bar-Ilan University.

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

         Arnon Tiberg has served as a Director of Delta Galil since March, 2006. He served as Delta Galil's President and Chief Executive Officer from 1996 until January 2006. Mr. Tiberg previously served as a Director of Delta Galil from 1990 until becoming the Chief Executive Officer in 1996. He is presently a Director of Nilit Ltd., Strauss-Elite Holding Ltd., Kali Insurance Agency Ltd., and The First International Bank of Israel Ltd. Mr. Tiberg is also a member of the Executive Council of the Association of Publicly Traded Companies (of The Tel Aviv Stock Exchange).

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

6B. Compensation of Directors and Executive Officers

         The directors of Delta Galil, other than Dov Lautman who is also an employee of Delta Galil, and the directors designated by GMM Capital other than Isaac Dabah, receive a fixed annual compensation of approximately $8,300 for their services on the board of directors or on any committee thereof. In addition, a sum of approximately $300 is paid for attending each Board or Board committee meeting and directors are reimbursed for certain approved expenses incurred in connection with their services to Delta Galil. In 2005, Delta Galil's expenses for directors' compensation amounted to a total of approximately $91,000.The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and executive officers of Delta Galil as a group for the year ended December 31, 2005.

                                             Salaries, Directors' Fees,         Pension, Retirement and
                                              Commissions and Bonuses               Similar Benefits
                                              -----------------------               ----------------
All directors and executive officers
(consisting of
22 persons).........................                $3.9 million                      $0.3 million

         As of June 26, 2006, 1,133,514 options to purchase Delta Galil's ordinary shares were outstanding to certain executive officers and key employees (consisting of 8 persons who were granted options). See "Stock Option Plans" below and note 10 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

6C.      Board Practices

Terms of Directors

         Delta Galil's directors are elected at the Annual Shareholders Meeting to serve until the next annual meeting of shareholders or until their earlier removal or resignation. Delta Galil's Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board), provided the number of directors is less than fifteen or such other maximum number approved at a general meeting of shareholders. The Articles of Association also provide that the Board of Directors may delegate all of its powers to committees of the Board as it deems appropriate.

         Under an amendment to the Israeli Companies Law, each Israeli public company is required to determine, no later than April 19, 2006, the minimum number of directors with "accounting and financial expertise" that such company believes is appropriate in light of the particulars of such company and its activities. A director with "accounting and financial expertise" is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company's financial statements and stimulate discussion regarding the manner of presentation of the financial data.

         In accordance with the Companies Law, Delta Galil has determined that the minimum number of directors with "accounting and financial expertise" that Delta Galil believes is appropriate, in light of the particulars of Delta Galil and its activities, is two. Under the Companies Law, only one of such "experts" is required to be an external director, as described below.

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

         Pursuant to the Israeli Companies Law at least one external director is required to have "accounting and financial expertise" and the other is required to have "professional expertise" or "accounting and financial expertise". A director has "professional expertise" if he or she satisfies one of the following:

                  (i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

                  (ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

                  (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

         The above qualifications do not apply to external directors appointed prior to January 19, 2006, such as our external directors. However, an external director may not be appointed to an additional term unless: (i) such director has "accounting and financial expertise"; or (ii) he or she has "professional expertise", and on the date of appointment for another term there is another external director who has "accounting and financial expertise" and the number of "accounting and financial experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

         Pursuant to the listing requirements of the Nasdaq National Market, Delta Galil is required to have at least two independent directors on its board of directors and to establish an audit committee, at least a majority of whose members are independent of management. Messrs. Morag, Neubach, and Vinocourt, who we believe meet the definitions of independence under the rules of the Securities and Exchange Commission and the Nasdaq National Market, currently serve on Delta Galil's audit committee.

         Nasdaq rules require any foreign issuer that follows home country practice in lieu of any qualitative listing requirement to disclose in its annual reports filed with the Securities and Exchange Commission that it does not follow such qualitative listing requirement and to describe the home country practice followed by the issuer in lieu of such requirement. While Delta Galil does have a board of directors the majority of which meets the independence requirements under Nasdaq rules, and Delta Galil does have an independent audit committee, as described above, Delta Galil has decided to follow home country practice in lieu of having an independent compensation committee and in lieu of obtaining shareholder approval for stock option plans. Home country practice does not require having an independent compensation committee. Shareholder approval will be sought for stock options to be granted to persons for whom such approval would be required under Israeli law, such as directors and controlling shareholders, as well as any plans that require shareholder approval for other reasons, such as to achieve tax benefits for the optionees.

6D.      Employees

         As of December 31, 2005, Delta Galil employed approximately 13,325 employees of these, approximately 10,900 were engaged in production, and the remainder performed administrative, marketing, logistics and other functions.

         Following the change in the business environment and the erosion in selling prices Delta Galil decided to implement a Re-organization plan which included a dismissal of approximately 2,100 employees, mainly in the United States and in Israel. See ""Item 5 - Operating and Financial Review and Prospects - Overview.".

         The following table shows the geographical distribution of Delta Galil's employees, as of December 31, 2005:

         Country                             Number of Employees
         -------                             -------------------
         Egypt                                        5,363
         Israel                                       2,357
         Jordan                                       2,311
         Far East                                     2,195
         United States                                  815
         United Kingdom                                 186
         Other                                           98
                                                     ------
         Total                                       13,325
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

         Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Delta Galil currently funds its on-going severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the Israeli National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. Until June 30, 2005 the payments to the National Insurance Institute are determined progressively in accordance with the wages and range from 10.4% to 16.3% of wages, of which the employee contributes between 43% and 64% and the employer contributes the balance. Due to a change in the Israeli National Insurance Law, starting July 1, 2005, the range is 9.8% to 16.1% of wages, of which the employee contributes between 46% and 65%. Starting January 1, 2006 the range is 8.5% to 17.7% of wages, of which employee contributes between 41% and 68%. A majority of Delta Galil's permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Delta Galil generally contributes up to 15.8% (depending on the employee) of base wages to such plans and the permanent employees contribute 5.0% of their base wages.

         In addition, approximately 100 employees of Delta Galil's U.S. subsidiary are subject to a collective bargaining agreement.

6E.  Share Ownership

         See table under Item 7: "Major Shareholders and Related Party Transactions" below.

Stock Option Plans

         Delta Galil has five stock option plans. The total shares that may be issued upon exercise of all outstanding options represent approximately 11% of the outstanding share capital of Delta Galil excluding 1,206,802 ordinary shares held by the company and 45,882 shares held by a trustee in connection with Delta Galil's stock option plan after taking into account shares issuable upon exercise of these options, as of June 12, 2006.

1998 Stock Option Plan

         In May 1998, Delta Galil adopted an option plan to retain and attract qualified persons as employees and officers and to motivate such persons by providing them with an equity participation. The stock option plan is designed to afford the participants tax benefits under Section 102 of the Israeli Income Tax Ordinance. Options issued under the stock option plan are to be held in trust by ESOP Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Income Tax Ordinance. Shares issued upon exercise of options will be held by the trustee until the option holder pays applicable taxes. Unexercised options are not entitled to a vote while held by the trustee.

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

         As of December 31, 2005, Delta Galil had outstanding under this plan options to purchase up to 37,130 ordinary shares at an exercise price of $8.297 per ordinary share, converted to NIS on the date of the exercise. The exercise price is equal to 90% of the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval of the plan. All of these options were granted to executive officers of Delta Galil and its subsidiaries.

Executive Option Plan

         In addition, Delta Galil has granted to Arnon Tiberg, Delta Galil's President and Chief Executive Officer until January 31, 2006, options to acquire 100,000 ordinary shares. The options were approved by the board of directors and the audit committee in September 1998, and at a shareholders' meeting on October 14, 1998. The option's exercise price is $7.90 per share converted to NIS on the date of the exercise. The exercise price is equal to 90% of the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval of the plan. As of December 31, 2005 all of the said options are fully vested. As of December 31, 2005, Delta Galil had outstanding under this plan options to purchase up to 25,000 ordinary shares.

2000 Stock Option Plan

         In June 2000, Delta Galil adopted a new stock option plan. Under the new plan, options to purchase 809,000 ordinary shares, including an additional 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer till January, 2006, will be granted to 70 employees. As of June 10, 2006, 119,375 options that were granted to 20 employees were forfeited, upon the termination of their employment and 194,750 options were expired without being exercised. The options vest over a three-year period and have an exercise price of $21.07, equal to the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval. The options are to be held in trust by ESOP Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Income Tax Ordinance. As of December 21, 2005 all of these options were fully vested. As of December 31, 2005, Delta Galil had outstanding under this plan options to purchase up to 494,875 ordinary shares for purchase.

2002 Stock Option Plan

         In October 2002 Delta Galil adopted a fourth stock option plan, under which options to purchase up to 1,100,000 ordinary shares may be granted. Under the plan, options to purchase up to 1,004,500 ordinary shares were granted to 97 employees, including an additional 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer till January, 2006. The options vest over a four-year period and have an exercise price of $9.00. The options are to be held in trust by ESOP Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Israeli Income Tax Ordinance. The options vest in four equal batches. The first, second, third and fourth batches will vest in November 2003, 2004, 2005 and 2006 respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. Under the same plan, in May 2003 the Company granted 30,000 options to three employees of the group at an exercise price of $10.76. The options are exercisable over a three years period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. On March and August 2004 the Company granted 80,000 and 30,000 options respectively to six and one employees of the group respectively at an exercise price of $15.35 and $12.74, respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. All options granted after January 1, 2003 may be exercised only following the elapse of two years after the end of the year in which the options were granted. As of December 31, 2005, Delta Galil had outstanding under this plan options to purchase up to 865,000 ordinary shares. As of June 10, 2006 options to purchase an additional 100,000 shares remain available for grant under the plan. As of June 10, 2006, 144,500 options that were granted to twenty six employees were forfeited upon the termination of their employment.

2006 Stock Option Plans

         In May 2006 the Board of Directors approved two option plans, one for Israeli and other non-U.S. employees and the other for U.S. employees. A total of up to 1,400,000 options, representing approximately 6.5% of Delta Galil's issued capital on a fully diluted basis, may be issued under the plans. Of such number, 1,100,000 options are issuable under the plan for Israeli and other non-U.S. employees and 300,000 options are issuable under the plan for U.S. employees. Each option may be exercised for one ordinary share of Delta Galil's, pursuant to terms of the relevant option plan.

         A total of 1,295,018 options were granted and 104,982 options remain available for future issuances under the plans. The exercise price of 845,016 options granted in May 2006 is $8.43 equal to the closing price of the ordinary shares on the Tel Aviv Stock Exchange on May 11, 2006 converted to US dollars based on the exchange rate of the US dollar on that date. The exercise price of 425,000 options granted on June 7, 2006 is $7.26, equal to the closing price of the ordinary shares on the Tel Aviv Stock Exchange on June 7, 2006 converted to US dollars and the exercise price of 25,002 options granted on June 25, 2006 is $7.59, equal to the closing price of the ordinary shares on the Tel Aviv Stock Exchange on that day. Of the 1,295,018 options granted, 766,014 were granted to senior employees. The plan for Israeli employees, which will be treated under the capital gains track under Section 102 of the Israeli Income Tax Ordinance, is subject to the approval of the Israeli Tax Authority. Treatment of the options granted under the plan for U.S. employees as incentive stock options, which have certain tax benefits for those receiving the options, is subject to shareholder approval at the Company's next shareholders meeting.

         The options granted vest over up to a four-year period and are exercisable over a period of three years after vesting. The vesting of 277,000 options, granted to 11 senior employees, are subject to achievement of financial performance goals. Of these options, 141,000 will vest if our pre-tax net income, excluding one-time capital gains, is at least U.S $27.5 million in 2007, and 136,000 will vest if the Company's pre-tax net income, excluding one-time capital gains, is at least U.S $32.5 million in 2008. The fair value of the option granted, based on the Black and Scholes model, is approximately $1.9 million and will be included in the financial statements over the vesting period.

         As of June 26, 2006, 2,852,023 options to purchase Delta Galil's ordinary shares were outstanding to certain executive officers and key employees.

         The following table summarizes information regarding options outstanding at December 31, 2005:


                              Number of shares issuable upon exercise of options
-----------------------------------------------------------------------------------------------------------

                                            Outstanding                          Vested         Exercisable
                         ------------------------------------------------     ------------     ------------

                                       Balance at        Weighted average      Balance at       Balance at
                         Exercise       December            remaining         December 31,     December 31,
Date of plan              prices        31, 2005         contractual life         2005             2005
------------             --------       --------         ----------------     ------------     ------------
                                                              Years
                                                              -----
August 1998               $ 8.30           37,130               0.7               37,130           37,130

November 1998             $ 7.90           25,000               0.9               25,000           25,000

June 2000                 $21.07          494,875               1.5              494,875          494,875

October 2002              $ 9.00          865,000               2.6              666,000          666,000

October 2002              $10.76           30,000               3.1               15,000           15,000

October 2002              $15.35           80,000               4.1               20,000             --,-

October 2002              $12.74           30,000               4.3                7,500             --,-
                                        ---------                              ---------        ---------

                                        1,562,005                              1,265,505        1,238,005
                                        =========                              =========        =========

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.      Major Shareholders

         The following table sets forth stock ownership information (including all ordinary shares represented by ADSs) as of June 12, 2006, with respect to:

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

                                                          Number of                   Percent of
                                                          Ordinary Shares             Ordinary Shares
         Name                                             Beneficially Owned          Outstanding(1)
         ----                                             ------------------          -----------
         GMM Capital, LLC(2)                                    5,323,793                    28.5%
         Dov Lautman(3)                                         4,644,993                    24.8%
         Menorah Holdings Ltd. (4)                                996,061                     5.3%
         Arnon Tiberg-Director(5)                                 672,588                     3.6%
         Amior Vinocourt-Director (6)                              63,501                     0.3%
         Aharon Dovrat-Director                                    30,050                    0.16%
         Harvey Krueger-Director                                    5,000                    0.03%
                                                          ------------------         ------------
         Officers and directors as a group (aggregate)         11,735,986                   62.78%
                                                          ==================         ============

(1) Based on 18,695,165 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

(2) The sole member of GMM Capital, LLC is GMM Trust. The trustees of GMM Trust are Isaac Dabah, Ivette Dabah (Mr. Dabah's wife) and Donald Hecht the administrator trustee.

(3) Includes 3,264,336 shares held by Nichsei Adinoam Ltd. and 1,380,657 shares held by N.D.R.L. Investments (1998) Ltd., each of which is a company controlled by Dov Lautman. Noam Lautman is also a director of each of these companies.

(4) Includes shares held by Menorah Holdings Ltd. , as well as shares held by pension funds and provident funds affiliated with Menorah.

(5) Includes 439,150 shares held by Ha'lakuach Ha'Neeman (65) Ltd., a company controlled by Mr. Tiberg and 58,438 held by Mr. Tiberg. Also includes vested options held by Mr. Tiberg to purchase 175,000 ordinary shares, as follows: Options to acquire 25,000 ordinary shares have an exercise price of $7.90 per share converted to NIS on the date of the exercise, are fully vested, and are exercisable until November 2006. Options to acquire an additional 75,000 ordinary shares have an exercise price of $21.07 per share converted to NIS on the date of the exercise, and are fully vested. Of these options, 25,000 are exercisable until August 2006, 25,000 are exercisable until August 2007 and 25,000 are exercisable until August 2008. Options to acquire an additional 100,000 Ordinary Shares have an exercise price of $9.00 per share converted to NIS on the date of the exercise. These options vest in equal tranches over four years commencing in November 2003, and expire three years after vesting. Of these 100,000 shares, 75,000 that have vested and are included above.

(6)  Held through Vinocourt Achzakot Ltd., a company controlled by Mr.
     Vinocourt.

         Shareholders Agreements

         Dov Lautman, the Chief Executive Officer of the company and the Chairman of the Board of Directors of Delta Galil, and two companies through which he holds shares in Delta Galil, N.D.R.L. Investments (1998) Ltd. and Nichsei Adinoam Ltd., (collectively, the "Lautman Group"), have a shareholders agreement with GMM Capital.

         The shareholders agreement provides, among other things, that:

     o GMM Capital is entitled to nominate 30% of the members of Delta Galil's board of directors, excluding external directors, with fractions rounded up to the next whole number, and Mr. Lautman is entitled to nominate the remainder of the members of the board, excluding external directors;

     o Delta Galil may not issue, allot or grant options over or conversion rights into its unissued share capital without the prior consent of GMM Capital unless as part of a pro rata distribution of fully paid up bonus shares; and

     o New appointments of a Chief Executive Officer of Delta Galil shall require the consent of GMM Capital.

     o The prior approval of GMM Capital and the Lautman Group shall be required for actions by Delta Galil or its subsidiaries with respect to (i) acquisitions, dispositions or licenses of assets or businesses, other than in the ordinary course of business consistent with past practice, involving consideration with a value of more than 5% of the total assets of the Company, (ii) public issuances or private placements of bonds or similar debt securities or the payment of dividends in any fiscal year in excess of 5% of the total consolidated assets of the Company, (iii) the approval of the annual capital expenditure budget of Delta Galil and any material modification thereof, if the aggregate amount contemplated by such capital expenditure budget to be spent exceeds certain pre-defined thresholds and (iv) any merger, consolidation, recapitalization or equivalent transaction involving Delta Galil (other than certain intercompany transactions) or the commencement of any bankruptcy or insolvency proceedings or liquidation or winding up of the Company; and

     o The approval of the annual operating budget of Delta Galil and any material modification thereof shall require the approval of a majority of the board of directors of Delta Galil .

         In addition, the Lautman Group and GMM Capital each granted the other a right to purchase any Delta Galil shares that the other party beneficially owns and proposes to sell to unaffiliated third parties.

         The term of the shareholders agreement will expire on the earlier to occur of: (i) the date on which GMM Capital holds less than 10% of the equity rights of Delta Galil and (ii) the date on which the Lautman Group hold less than 10% of the equity rights of the Company, provided that GMM Capital then owns at least 2.5 times the number of shares held by the Lautman Group.

         As of June 10, 2006, GMM Capital owned 28.5% and the Lautman Group owned 24.8% of the outstanding ordinary shares of Delta Galil.

         As of June 10 2006, Delta Galil had 23 shareholders of record resident in the United States, accounting for 29.3% of the outstanding ordinary shares. One U.S. shareholder, GMM Capital, holds 28.5% of the outstanding ordinary shares.

7B.  Related Party Transactions

         See "Item 10: Additional Information--Approval of Related Party Transactions under Israeli Law."

ITEM 8:           FINANCIAL INFORMATION

8A.  Consolidated Statements and Other Financial Information

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

         Following is a breakdown of dividends per ordinary share paid in the last four fiscal years:

                 2002               2003             2004              2005
                 ----               ----             ----              ----

                $0.37              $0.52             $0.45              --
                =====              =====             =====              ==

ITEM 9:

9A.  OFFER AND LISTING

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

         The table below sets forth for the periods indicated (i) the high and low last reported prices of the ordinary shares (in nominal NIS and dollars) on the TASE, and (ii) the high and low sales prices of the ADSs as reported on the Nasdaq since the year 2001. The translation into dollars is based on the daily representative rate of exchange on the last day of each period, as published by the Bank of Israel.

                                                                                               ADS
                                                      Ordinary Shares                      Equivalents
                                        -------------------------------------------        -----------

                                         High                     Low                    High          Low
                                        -----                    -----                  -----        -----
                                         NIS           $          NIS           $         $            $
                                        -----        -----       -----        -----     -----        -----
Year Ending December 31, 2001:          59.18        14.38       33.33         7.64     14.63         7.58
Year Ending December 31, 2002:          49.35        10.99       32.89         6.76     10.83         6.69
Year Ending December 31, 2003:          76.80        17.19       46.71         9.76     16.97         9.33
Year Ending December 31, 2004:
         First Quarter.........         74.40        16.81       66.60        14.72     15.72        14.31
         Second Quarter........         72.60        16.14       66.60        14.72     16.15        13.91
         Third Quarter.........         72.82        16.25       52.75        11.63     15.48        11.76
         Fourth Quarter........         55.10        12.34       40.20         9.19     12.65         9.35
Year Ending December 31, 2005:
    First Quarter..............         48.38        11.05       38.92         8.89     11.35         9.14
    Second Quarter.............         41.67         9.53       29.56         6.46      9.81         6.50
    Third Quarter..............         36.07         8.06       28.05         6.08      8.10         5.97
    Fourth Quarter.............         33.20         7.08       28.00         6.10      7.26         5.96
Most Recent Six Months

    December 2005                       30.70         6.70       28.00         6.10      6.65         5.96
    January 2006                        32.55         7.07       27.95         6.04      6.79         6.16
    February 2006                       30.48         6.54       28.80         6.12      6.50         6.05
    March 2006                          34.86         7.48       29.49         6.27      7.47         6.45
    April 2006                          32.27         7.02       30.05         6.52      7.31         6.55
    May 2006                            37.75         8.53       31.80         7.04      8.41         7.06

         As of June 25, 2006, the last reported price of the ordinary shares on the TASE was NIS 33.91 ($7.59) and the last reported price per ADS on Nasdaq was $7.66. Fluctuations in the exchange rate between the NIS and the dollar may affect the price of the ordinary shares on the TASE and, as a result, may affect the market price of the ADSs in the United States.

9B.      Plan of Distribution

Not applicable

9C.      Markets

Not applicable

9D.      Selling Shareholders

Not applicable

9E.      Dilution

Not applicable

9F.      Expense of the Issue

Not applicable

ITEM 10:          ADDITIONAL INFORMATION

10A.     Share Capital

Not applicable

10B.     Memorandum and Articles of Association

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

Shareholders Meetings

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

     Quorum; Voting Rights; Record Date

         The required quorum for any general meeting is two or more shareholders present in person or by proxy and holding at least thirty-three and one-third percent (33(1)/3%) of the issued voting shares. On all matters submitted to a vote of shareholders, holders of ordinary shares have one vote for each ordinary share. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the board of directors can set a record date for the purpose of a shareholder vote. The record date may be between four and twenty one days before the date of the meeting.

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

10C. Material Contracts

         Delta Galil entered into an amendment to the Stock Purchase Agreement relating to the acquisition of Burlen Corporation. For a description of this amendment see Item 4 "Information on the Company - Recent Acquisitions". During 2006, Delta Galil entered into two amendments to its U.S bank credit agreement. For a description of a recent amendment to the credit facility of Delta Galil USA Inc. see "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debt." In May 2006, Delta Galil adopted two option plans. For a description see Item 6E "Share Ownership - Stock Option Plans."

10D.   Exchange Controls

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

10E. Israeli Taxation

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

Corporate Tax Rate

         The regular tax rate in Israel in 2005 is 34%. This rate is currently scheduled to decrease to 31% in 2006, to 29% in 2007, and 25% until the year 2010 for undistributed earnings. However, the effective tax rate of a company, which derives income from an approved enterprise, may be considerably less, as further discussed below.

Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law")

         Delta Galil believes that it currently qualifies as an Industrial Company pursuant to the Industry Encouragement Law. As such, Delta Galil qualifies for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at the rate of 12.5% per annum and the right to file consolidated tax returns with its subsidiaries qualified as an Industrial Company and operating under the same industry]. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as Delta Galil which qualify as an Industrial Company can claim special rates of depreciation such as up to 40% on a straight line basis for industrial equipment.

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

         Income derived from an Approved Enterprise is subject to a tax rate of 25%, rather than the usual rate in 2005 of 34% (as mentioned above, gradually scheduled to be reduced to 29% in 2007 and to 25% until the year 2010), for a period of ten years, commencing with the year in which the Approved Enterprise first generates taxable income. This period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Income derived from an Approved Enterprise located in Area A, which have been approved after January 1, 1997 are exempt from income tax in the first two years.

         Delta Galil first derived income from some of the abovementioned Approved Enterprises in 1999. In1999, Delta Galil used tax benefits estimated at approximately $ 1.6 million. Due to losses for tax purposes accumulated prior to 1999 and in the years 2000 - 2005, Delta Galil had not used any of the tax benefits to which it is entitled under these government programs in these years, except with respect to accelerated depreciation on real estate property. The remaining tax benefits may be available for use in future years, under the abovementioned periods of 12 years from the year of commencement of operations and 14 years from the year of the grant of approval.

         Under the Approved Enterprise programs, Delta Galil has received grants totaling $ 1.1 million in 2003 and in 2004 and none in 2005. The government of Israel has gradually reduced the investment grants available from 38% of eligible capital expenditures in 1996 to 24% of eligible capital expenditures in 1998 and thereafter.

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

Capital gains and income taxes applicable to Israeli shareholders

         Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (1) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (2) we qualified as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 1969.

         Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 and a rate of 20% on real gains derived on or after January 1, 2006 from the sale of shares in : (1) companies publicly traded on the Tel Aviv Stock Exchange; or (2) Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel as defined in income tax order (definition stock exchange), 2004; or (3) companies dually traded on both the Tel Aviv Stock Exchange and Nasdaq or a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (1) dealers in securities; or (2) shareholders that report in accordance with the Inflationary Adjustments Law, (3) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement); (4) a sale to a related party.

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

Tax Reform Legislation

         In July 2002, the Israeli Parliament approved a law introducing extensive changes to Israel's tax law generally effective January 1, 2003. Among the key provisions of this reform legislation are (1) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (2) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or certain capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for withholding tax to be paid upon distribution by the subsidiary in its country of residence.

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

         Under an amendment to the Inflationary Adjustments Law, effective January 1, 1999, corporate investors that hold listed securities (other than corporations solely owned by individuals), will generally be subject to the provisions of the Inflationary Adjustments Law. The Inflationary Adjustments Law stipulates a comprehensive set of rules for determining the gains or losses from the sale of listed securities. Gains from sale of negotiable shares which are subject to the Inflationary Adjustments Law, are taxable at the regular corporate tax rate. A literal reading of the Inflationary Adjustments Law, may suggest that its provisions also apply to foreign corporations, although the foreign corporation may have no activity in Israel other than the shareholding in an Israeli company. Consequently, unless a tax treaty exemption is applicable, the capital gain exemption available for individual shareholders may not apply. A 2006 amendment to the Inflationary Adjustments Law removes the uncertainty that foreign entities would not owe capital gains tax on traded securities without the need for an interpretation from the relevant tax treaty.

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

Dividends.

         Individuals who are non-Israeli residents are subject to a graduated income tax on income derived from sources in Israel. On the distribution of dividends other than share dividends, income tax is withheld at the rate of 25%, or 15% in the case of dividends distributed from taxable income attributable to an Approved Enterprise, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence and a special certificate is provided.

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

United States Federal Income Tax Considerations

         The following discussion is a general summary of the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ADSs or ordinary shares, who hold such instruments as capital assets (generally, property held for investment). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all in effect as of the date of this annual report and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to U.S. Holders who are subject to special treatment under U.S. federal income tax law (including, for example, life insurance companies, dealers in stocks or securities, financial institutions, tax-exempt organizations, persons having a functional currency other than the U.S. dollar, persons subject to the alternative minimum tax and persons who have directly, indirectly or constructively owned 10% or more of the outstanding voting shares of Delta Galil at any time. EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ITS HOLDINGS, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         This summary is based in part on representations of The Bank of New York, Delta Galil's depositary, and assumes that each obligation provided for in, or otherwise contemplated by, Delta Galil's deposit agreement with The Bank of New York and any related agreement will be performed in accordance with its terms.

         As used herein, the term "U.S. Holder" signifies a holder of an ADR evidencing an ADS, or of an ordinary share, who is an individual citizen or resident of the United States, or that is (i) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof; (ii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iii) a trust if (A) a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (B) it has validly elected to be treated as a domestic trust under the Code.

Ownership of ADRs, ADSs and Ordinary Shares

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

         On the ordinary shares or ADSs during taxable years beginning before January 1, 2007 to a U.S. Holder will generally be treated as foreign source income and categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes.

         For taxable years beginning on or after January 1, 2007, dividends will generally constitute "passive category income" or, in the case of certain U.S. Holders, "general category income." Subject to the limitations in the Code (including minimum holding period requirements), as modified by the United States-Israel Tax Treaty, a U.S. Holder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. U.S. Holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Holder does so with respect to all foreign income taxes.

         Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, "qualified dividend income" generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the United States-Israel Tax Treaty) that provides for the exchange of information. Additional foreign tax credit limitations apply to non-U.S. withholding taxes imposed on qualified dividend income. We believe that dividends paid with respect to our ordinary shares and ADSs, should constitute qualified dividend income for U.S. Federal income tax purposes.

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

         In general, any gain recognized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will be U.S. source income for U.S. foreign tax credit purposes. However, pursuant to the United States-Israel Tax Treaty, gain from the sale or other disposition of ADSs or ordinary shares by a holder who is a U.S. resident (determined under the United States-Israel Tax Treaty) and who sells the ADSs or ordinary shares in Israel may be treated as foreign source income for U.S. foreign tax credit purposes. Any loss on the sale or other disposition of ADSs or ordinary shares may be required to be allocated against foreign source income for U.S. foreign tax credit limitation purposes.

         Exchanges, deposits and withdrawals by U.S. Holders of ordinary shares for ADSs will not result in the recognition of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company

         A non-U.S. corporation classified as a passive foreign investment company (a "PFIC") for any taxable year (and in some cases for future taxable years as well) if (i) at least 75% of its gross income consists of passive income (such as certain dividends, interest, rents, royalties and gains from the disposition of certain (types of property) or (ii) at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for the year ended December 31, 2005 or for any prior year. However, this conclusion is a factual determination made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences, including (i) having certain gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and (ii) being subject to punitive interest charges on certain dividends and on certain gains from the disposition of ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as "qualified dividend income" (discussed above).

Information Reporting and Backup Withholding

         Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-8IMY) in connection with payments received in the United States or through certain intermediaries.

         Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F.  Dividends and Paying Agents

         Not applicable

10G.Statement by Experts

         Not applicable

10H.  Documents on Display

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

10I.     Subsidiary Information

Not applicable

ITEM 11:       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Exchange Rate Risk

         Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2005, Delta Galil derived 25% of its revenues from customers in Pound Sterling, 8% of its revenue were in NIS, and 8% were in Euros. More than 10% of Delta Galil's expenses were in NIS in 2005.

         Some of Delta Galil's expenses in Israel are linked to the Israeli consumer price index. Consequently, Delta Galil is exposed to risk to the extent that the rate of Israeli inflation exceeds the rate of the NIS devaluation in relation to the dollar and to the extent that the timing of such devaluation lags behind inflation in Israel.

         In order to reduce the exposure to exchange rate fluctuations between the dollar and other currencies Delta Galil generally carries out currency transactions that hedge part of its exposure in respect of its net income in non-dollar currency for periods of up to 12 months. The financial results in respect of these hedging transactions are reflected in Delta Galil's consolidated financial statements, together with the results of the hedged items, such as revenues and cost of revenues.

         As of December 31, 2005, Delta Galil had not entered into hedging transactions.

         During the second quarter of 2006 Delta Galil carried out sales of the Pound Sterling in the amount of $30 million to hedge part of its exposure to the above described exchange rate fluctuation.

         Based on current sales volumes, expenses and exchange rates, each one percent devaluation in Pound Sterling or euro against the dollar on an yearly average would result in a decrease of approximately $1.1 million or $0.2 million, respectively, in Delta Galil's yearly operating income, and a strengthening of the Pound Sterling or Euro would have the opposite effect. Each one percent appreciation of the NIS against the dollar on an yearly average would result in a decrease of $0.5 million in yearly operating income, and a devaluation of the NIS would have the opposite effect. Most of Delta Galil's bank debt is generally denominated in U.S. dollars, and, therefore, is not materially exposed to changes in currency exchange rates.

         In addition, Delta Galil hedges part of its exposure to exchange rate fluctuations between the Euro and the Pound Sterling rate and the U.S Dollar by taking part of its bank loans in these currencies.

Interest Rate Risk

         Most of Delta Galil's bank debt bears interest at a variable interest rate linked to the London Inter-Bank Offer Rate, or LIBOR. An increase of 100 basis points, or one percentage point on an annual average basis, in the LIBOR would increase Delta Galil's financing expenses by $1.8 million per year, based on amounts outstanding at December 31, 2005. A decrease in the LIBOR would have the opposite effect.

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

PART II


ITEM 13:          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable


ITEM 15:           CONTROLS AND PROCEDURES

         Delta Galil's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Delta Galil's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act 1934, as amended) as of December 31, 2005 have concluded that, as of such date, Delta Galil's disclosure controls and procedures were effective. Information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to Delta Galil's management, including Delta Galil's chief executive officer and chief financial officer, to allow timely decision regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

         There were no changes in Delta Galil's internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect Delta Galil's internal control over financial reporting.


ITEM 16:          AUDIT COMMITTEE; FINANCIAL EXPERT; CODE OF ETHICS; AUDIT FEES


ITEM 16A:         AUDIT COMMITTEE; FINANCIAL EXPERT

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

ITEM 16C:         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Delta Galil paid the following fees for professional services rendered by Kesselman & Kesselman and other members of PricewaterhouseCoopers International Ltd., for the year ended December 31, 2004 and 2005 :

                                           2004              2005
                                         --------          --------
Audit fees                               $383,000          $520,000
Tax fees                                   67,000           116,000
Other fees                                     --            90,000
                                         --------          --------
Total                                    $450,000          $726,000
                                         ========          ========

         The increase in the fees paid to PwC in 2005 compared to 2004 is due to an audit fee for Burlen and in connection with an evaluation of our internal controls as required by Section 404 of the Sarbanes-Oxley Act.

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


ITEM 16D:         EXEMPTIONS FROM THE LISTING STANDARDS.

None

ITEM 16E:         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

         Below is a list of purchases of Delta Galil's ordinary shares by Isaac Dabah, our largest shareholder, through GMM Capital LLC and GMM Trust during calendar year 2005. Delta Galil itself did not purchase any of its securities during calendar year 2005.

                                                                 Total Number of        Maximum Number
                                                               Shares Purchased as    of Shares that May
                            Total Number                         Part of Publicly      Yet Be Purchased
                             of Shares        Average Price     Announced Plans or     Under Plans or
      Period                 Purchased        Paid Per Share        Programs              Programs
----------------------      ------------      --------------   -------------------    ------------------
January 2005
February 2005
March 2005                        34,871                9.23
April 2005                        32,061                9.29
May 2005                         427,119                8.88
June 2005
July 2005
August 2005                    4,592,930                6.58
September 2005                    72,617                6.99
October 2005
November 2005                     30,197                6.49
December 2005                     15,758                6.45
                            ------------      --------------   -------------------    ------------------
TOTAL 2005                     5,205,553                6.81
                            ------------      --------------   -------------------    ------------------

         In addition, Mr. Dabah and the GMM entities made the following purchases of Delta Galil shares in 2006:

                                                                 Total Number of        Maximum Number
                                                               Shares Purchased as    of Shares that May
                            Total Number                         Part of Publicly      Yet Be Purchased
                             of Shares        Average Price     Announced Plans or     Under Plans or
      Period                 Purchased        Paid Per Share        Programs              Programs
----------------------      ------------      --------------   -------------------    ------------------
January 2006                         870                6.09
February 2006
March 2006                        34,940                6.71
April 2006                        46,937                6.94
May 2006                          35,493                7.16
                            ------------      --------------   -------------------    ------------------
TOTAL 2006                       118,240                6.93
                            ------------      --------------   -------------------    ------------------
TOTAL BALANCE                  5,323,793                6.81
                            ============      ==============   ===================    ==================


                                    PART III


ITEM 17:          FINANCIAL STATEMENTS

     Not applicable


ITEM 18:          FINANCIAL STATEMENTS

            The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-58 hereof.

ITEM 19:          EXHIBITS

      (a)  Index to Consolidated Financial Statements                                                            PAGE
           ------------------------------------------                                                            ----
        Report of Independent Registered Public Accounting Firm...............................................   F-2
        Consolidated Statements of Income for the Years Ended December 31, 2003, 2004 and 2005................   F-3
        Consolidated Balance Sheets at December 31, 2004 and 2005.............................................   F-4
        Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31,
          2003, 2004 and 2005.................................................................................   F-6
        Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005............   F-7
        Notes to Consolidated Financial Statements............................................................   F-10
        Schedule II

      (b)  Exhibits
           --------

1.1   Memorandum of Association, as amended**

1.2   Articles of Association**

2.1   Form of Deposit Agreement and ADR*

4.1 Stock Purchase Agreement dated as of December 8, 2004 by and among Steven Klein, Kristina Nettesheim, and Gary Beggs, as selling shareholders and Delta Galil Industries Ltd. and Delta Galil USA Inc. as Purchaser relating to the acquisition of Burlen Corp. + ****

4.2 Second Amended and Restated Credit and Security Agreement dated as of December 9, 2004 by and among Delta Galil USA Inc., as Borrower; Bank Leumi USA and Bank Hapoalim B.M., as Lenders and Bank Leumi USA, as Agent.****

4.3   Amendment No.1 to Burlen Stock Purchase Agreement+

4.4 Amendment No.1, dated January 12, 2006, and Amendment No. 2, dated May 9, 2006, to the Second Amended and Restated Credit and Security Agreement

4.5   Option Plan to 13 employees of Delta Galil and/or its subsidiaries*

4.6   Option Plan to Arnon Tiberg*

4.7   Option Plan to 70 employees of Delta Galil and/or its subsidiaries***

4.8   Delta Galil Industries Ltd. 2002 Share Option Plan*****

4.9   Form of Indemnification Undertaking******

4.10  2006 Incentive Plan

4.11  Delta Galil Industries Ltd. 2006 Option Plan

8.1   List of significant subsidiaries

12.1  Section 302 Certification of Dov Lautman

12.2  Section 302 Certification of Yossi Hajaj

13.1  Section 906 Certification of Dov Lautman

13.2  Section 906 Certification of Yossi Hajaj

14.1  Consent of PricewaterhouseCoopers LLP

14.2  Consent of Baker Tilly

14.3 Consents of Allied for Accounting and Auditing, Member Firm of Ernst & Young Global

      ------------------------------

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




DELTA GALIL INDUSTRIES LTD.



By: /s/ YOSSI HAJAJ
    --------------------------
Name:  Yossi Hajaj
Title: Chief Financial Officer


Date: June 28, 2006

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
REPORT OF INDEPENDENT REGISTERED PUBLIC
 ACCOUNTING FIRM                                                   F-2
CONSOLIDATED FINANCIAL STATEMENTS:
  Statements of operations                                         F-3
  Balance sheets                                                 F-4-F-5
  Statements of changes in shareholders' equity                    F-6
  Statements of cash flows                                       F-7-F-9
  Notes to financial statements                                 F-10-F-58

            The amounts are stated in U.S. dollars ($) in thousands.

                                   ----------
                               ------------------
                                   ----------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
DELTA GALIL INDUSTRIES LTD.

We have audited the consolidated balance sheets of Delta Galil Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute 12% of total consolidated assets as of December 31, 2004, and whose revenues included in consolidation constitute less than 1% and 2% of total consolidated revenues for the years ended December 31, 2004 and 2003, respectively. Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinion expressed here in, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations, and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


                                              /s/ Kesselman & Kesselman
Tel-Aviv, Israel                                  Kesselman & Kesselman
    June 28, 2006                           Certified Public Accountant (Isr.)
                                            A member of PricewaterhouseCoopers
                                                  International Limited

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (U.S. dollars in thousands, except earnings (losses) per share)

                                                                      YEAR ENDED DECEMBER 31
                                                               ------------------------------------
                                                                  2005         2004         2003
                                                               ----------   ----------   ----------
Net revenues                                                   $  684,481   $  654,269   $  580,130
Cost of revenues                                                  582,799      533,036      463,863
                                                               ----------   ----------   ----------
Gross profit                                                      101,682      121,233      116,267
Selling, marketing, general and administrative expenses           107,008       98,646       82,089
Amortization of intangible asset                                      779
Gain (loss) on sale of fixed assets                                   (77)         922        3,645
Impairment of fixed assets                                          7,415
Restructuring expenses                                              9,102        1,100        1,007
Goodwill impairment                                                 5,505
                                                               ----------   ----------   ----------
Operating income (loss)                                           (28,204)      22,409       36,816
Financial expenses - net                                           10,218        6,231        5,637
Other income - net                                                    300          958          252
                                                               ----------   ----------   ----------
Income (loss) before taxes on income                              (38,122)      17,136       31,431
Income tax benefit (expense)                                        2,302       (2,846)      (7,340)
                                                               ----------   ----------   ----------
                                                                  (35,820)      14,290       24,091
Share in losses of associated companies                               (27)        (237)        (300)
Minority interests, net                                              (500)      (1,368)        (439)
                                                               ----------   ----------   ----------
Net income (loss)                                              $  (36,347)  $   12,685   $   23,352
                                                               ==========   ==========   ==========
Earnings (loss) per share:
  Basic                                                        $    (1.94)  $     0.69   $     1.28
                                                               ==========   ==========   ==========
  Diluted                                                      $    (1.94)  $     0.67   $     1.24
                                                               ==========   ==========   ==========
Weighted average number of shares
    (in thousands):
  Basic                                                            18,695       18,478       18,313
                                                               ==========   ==========   ==========
  Diluted                                                          18,695       18,834       18,763
                                                               ==========   ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)

                                                                     DECEMBER 31
                                                               -----------------------
                                                                  2005         2004
                                                               ----------   ----------
                            A s s e t s
Current assets:
  Cash and cash equivalents                                    $   14,595   $   22,150
  Accounts receivable:
     Trade                                                        104,424      105,129
     Other                                                         13,244       10,627
  Inventories                                                     147,142      183,767
  Assets held for sale                                              7,420
  Deferred income taxes                                             4,726        3,675
                                                               ----------   ----------
         T o t a l  current assets                                291,551      325,348
                                                               ----------   ----------
Investments and long-term receivables:
  Associated company                                                               455
  Funds in respect of employee rights upon retirement               7,021        6,852
  Long-term receivables, net of current maturities                    148          226
  Deferred income taxes                                               267
                                                               ----------   ----------
                                                                    7,436        7,533
                                                               ----------   ----------
Property, plant and equipment,
  net of accumulated depreciation and amortization                109,131      128,341
                                                               ----------   ----------
Goodwill                                                           53,689       57,920
                                                               ----------   ----------
Intangible assets                                                  14,499       14,778
                                                               ----------   ----------
Deferred charges, net of accumulated amortization                     267          577
                                                               ----------   ----------
           T o t a l  assets                                   $  476,573   $  534,497
                                                               ==========   ==========

           /s/ D. Lautman                         /s/ G. Morag
      -----------------------------        -----------------------------
               D. Lautman                             G. Morag
       Chairman of the Board & CEO                    Director

    The accompanying notes are an integral part of the financial statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)

                                                                     DECEMBER 31
                                                               -----------------------
                                                                  2005         2004
                                                               ----------   ----------

                  Liabilities and shareholders' equity
Current liabilities:
  Short-term bank credit                                       $   80,560   $   55,603
  Current maturities of long-term bank loans and
     other liability                                               29,623       27,942
  Accounts payable and accruals:
     Trade                                                         61,255       80,338
     Other                                                         39,164       34,083
                                                               ----------   ----------
         T o t a l  current liabilities                           210,602      197,966
                                                               ----------   ----------
Long-term liabilities:
  Bank loans and other liability, net of current maturities        69,677       99,437
  Liability for employee rights upon retirement                     7,850        7,408
  Deferred income taxes                                             1,267        4,894
                                                               ----------   ----------
         T o t a l  long-term liabilities                          78,794      111,739
                                                               ----------   ----------
Commitments and contingent liabilities, see note 9
         T o t a l  liabilities                                   289,396      309,705
                                                               ----------   ----------
Minority interests                                                  2,863        3,711
                                                               ----------   ----------
Shareholders' equity:
  Ordinary shares of NIS 1 par value
     December 31, 2005 and 2004:
     Authorized - 26,000,000 shares;
     Issued - 19,947,849 shares;
     Issued and paid - 19,901,967 shares                           21,840       21,840
  Additional paid-in capital                                      100,749      100,749
  Retained earnings                                                72,633      108,980
  Accumulated other comprehensive loss                             (1,208)        (788)
  Treasury shares, at cost (1,206,802 shares,
     in December 31, 2005 and 2004)                                (9,700)      (9,700)
                                                               ----------   ----------
         T o t a l  shareholders' equity                          184,314      221,081
                                                               ----------   ----------
         T o t a l  liabilities and shareholders' equity       $  476,573   $  534,497
                                                               ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (U.S. dollars in thousands)

                                                                       SHARE CAPITAL
                                                                  -----------------------   ADDITIONAL
                                                                  NUMBER OF                  PAID-IN      RETAINED
                                                                    SHARES     PAR VALUE     CAPITAL      EARNINGS
                                                                  ----------   ----------   ----------   ----------




BALANCE AT JANUARY 1, 2003                                            19,680   $   21,792   $   98,030   $   90,748
CHANGES DURING 2003:
  Net income                                                                                                 23,352
  Losses in respect of derivative instruments designated as
     a cash-flow hedge (net of related taxes of $474,000)
  Differences from translation of foreign currency
     financial statements
  Additional minimum pension liability adjustment (net
     of related taxes of $25,000)

  Total comprehensive income
  Exercise of employee stock options                                     181           38        1,387
  Tax benefit in respect of employee stock options exercised                                       318
  Cash dividend ($0.52 per share)                                                                            (9,493)
                                                                  ----------   ----------   ----------   ----------
BALANCE AT DECEMBER 31, 2003                                          19,861   $   21,830   $   99,735   $  104,607
CHANGES DURING 2004:
  Net income                                                                                                 12,685
  Gains in respect of derivative instruments designated as
     a cash-flow hedge (net of related taxes of $798,000)
  Differences from translation of foreign currency financial statements
  Additional minimum pension liability adjustment (net of
     related taxes of $30,000)

  Total comprehensive income
  Exercise of employee stock options                                      41           10          321
  Tax benefit in respect of employee stock options exercised                                        79
  Reissuance of treasury shares on acquisition of Burlen
     (see note 2a)                                                                                 614
  Cash dividend ($0.45 per share)                                                                            (8,312)
                                                                  ----------   ----------   ----------   ----------
BALANCE AT DECEMBER 31, 2004                                          19,902   $   21,840   $  100,749   $  108,980
CHANGES DURING 2005:
  Net Loss                                                                                                  (36,347)
  Differences from translation of foreign currency financial statements
  Additional minimum pension liability adjustment (net of
     related taxes of $65,000)

  Total comprehensive loss
                                                                  ----------   ----------   ----------   ----------
BALANCE AT DECEMBER 31, 2005                                          19,902   $   21,840   $  100,749   $   72,633
                                                                  ==========   ==========   ==========   ==========

                                                                               ACCUMULATED
                                                                                  OTHER                   TREASURY
                                                                              COMPREHENSIVE                SHARES,
                                                                              INCOME (LOSS)                AT COST      TOTAL
                                                                  ------------------------------------   ----------   ----------
                                                                   CURRENCY     MINIMUM
                                                                  TRANSLATION   PENSION     UNREALIZED
                                                                  ADJUSTMENTS   LIABILITY      LOSS
                                                                  ----------   ----------   ----------
BALANCE AT JANUARY 1, 2003                                                     $     (825)  $     (581)  $  (11,335)  $  197,829
CHANGES DURING 2003:
  Net income                                                                                                              23,352
  Losses in respect of derivative instruments designated as
     a cash-flow hedge (net of related taxes of $474,000)                                       (1,134)                   (1,134)
  Differences from translation of foreign currency
     financial statements                                                                                                      *
  Additional minimum pension liability adjustment (net
     of related taxes of $25,000)                                                      37                                     37
                                                                                                                      ----------
  Total comprehensive income                                                                                              22,255
  Exercise of employee stock options                                                                                       1,425
  Tax benefit in respect of employee stock options exercised                                                                 318
  Cash dividend ($0.52 per share)                                                                                         (9,493)
                                                                  ----------   ----------   ----------   ----------   ----------
BALANCE AT DECEMBER 31, 2003                                                   $     (788)  $   (1,715)  $  (11,335)  $  212,334
CHANGES DURING 2004:
  Net income                                                                                                              12,685
  Gains in respect of derivative instruments designated as
     a cash-flow hedge (net of related taxes of $798,000)                                        1,715                     1,715
  Differences from translation of foreign currency financial
     statements                                                           45                                                  45
  Additional minimum pension liability adjustment (net of
     related taxes of $30,000)                                                        (45)                                   (45)
                                                                                                                      ----------
  Total comprehensive income                                                                                              14,400
  Exercise of employee stock options                                                                                         331
  Tax benefit in respect of employee stock options exercised                                                                  79
  Reissuance of treasury shares on acquisition of Burlen
     (see note 2a)                                                                                            1,635        2,249
  Cash dividend ($0.45 per share)                                                                                         (8,312)
                                                                  ----------   ----------   ----------   ----------   ----------
BALANCE AT DECEMBER 31, 2004                                      $       45   $     (833)         -,-   $   (9,700)  $  221,081
CHANGES DURING 2005:
  Net Loss                                                                                                               (36,347)
  Differences from translation of foreign currency financial
     statements                                                         (321)                                               (321)
  Additional minimum pension liability adjustment (net of
     related taxes of $65,000)                                                        (99)                                   (99)
                                                                                                                      ----------
  Total comprehensive loss                                                                                               (36,767)
                                                                  ----------   ----------   ----------   ----------   ----------
BALANCE AT DECEMBER 31, 2005                                      $     (276)  $     (932)         -,-   $   (9,700)  $  184,314
                                                                  ==========   ==========   ==========   ==========   ==========

                               * Less than $1,000.

    The accompanying notes are an integral part of the financial statements.

                                                                 (Continued) - 1

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                                                                      YEAR ENDED DECEMBER 31
                                                                              --------------------------------------
                                                                                 2005          2004          2003
                                                                              ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                           $  (36,347)   $   12,685    $   23,352
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Income and expenses not involving cash flows:
       Minority interests in profits of subsidiaries - net                           500         1,368           439
       Share in losses  of associated companies, net                                  27           237           300
       Depreciation and amortization                                              15,811        15,185        14,530
       Impairment of fixed assets                                                  9,753
       Goodwill impairment                                                         5,505
       Write-down of other investments                                                                           634
       Deferred income taxes - net                                                (4,872)         (279)       (3,555)
       Restructuring expenses                                                      4,132         1,310           194
       Changes in accrued liability for employee rights upon
           retirement                                                                (16)        1,023           409
       Loss (gain) on amounts funded in respect of employee
          rights upon retirement                                                     120          (416)          214
       Capital loss (gain) on sale of fixed assets
           and subsidiary shares                                                      77          (922)       (3,645)
       Capital gain from realization of other investments                           (300)         (958)         (885)
       Erosion of long-term receivables                                                2            (6)          (30)
       Exchange differences (erosion) of principal of long-term
          bank loans - net                                                                        (180)        1,043
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable                                 (2,130)        1,798        15,095
       Increase (decrease) in accounts payable and accruals                      (17,127)       12,204        (5,061)
       Decrease (increase) in inventories                                         36,469       (20,078)         (173)
                                                                              ----------    ----------    ----------
  Net cash provided by operating activities - forward                         $   11,604    $   22,971    $   42,861
                                                                              ==========    ==========    ==========

                                                                 (Continued) - 2

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                                                                      YEAR ENDED DECEMBER 31
                                                                              --------------------------------------
                                                                                 2005          2004          2003
                                                                              ----------    ----------    ----------
Brought forward                                                               $   11,604    $   22,971    $   42,861
                                                                              ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of subsidiaries (1)                                                 (1,000)      (56,039)      (10,101)
  Additional payment allocated to goodwill                                        (1,274)       (6,700)       (2,003)
  Purchase of property, plant and equipment                                      (13,034)      (13,484)      (14,925)
  Investment grants relating to property, plant and equipment                                    1,074         1,099
  Other investments                                                                                (58)
  Amounts carried to intangible assets                                              (500)
  Proceeds from sale of property, plant and equipment                              1,071         4,318         6,091
  Proceeds from realization of other investments                                     300         2,640         2,567
  Proceeds from sale of subsidiary shares                                                                        250
  Loans granted to employees                                                         (85)         (260)         (350)
  Collection of associated company's loan                                            526
  Dividend from associated company                                                    20
  Collection of employees loans                                                      223           313           345
  Loans granted to associated company                                                (80)          (26)         (221)
  Amounts funded in respect of employee rights upon
     Retirement                                                                     (627)         (667)       (1,214)
  Amounts paid in respect of employee rights upon
     Retirement                                                                       13                          57
                                                                              ----------    ----------    ----------
  Net cash used in investing activities                                          (14,447)      (68,889)      (18,405)
                                                                              ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term bank loans and other long-term liabilities                                         119,000
  Repayment of long-term loans and other long-term liabilities                   (28,079)      (10,430)      (10,335)
  Dividend to the Company's shareholders                                                        (8,312)       (9,493)
  Dividend to minority shareholders in a subsidiary                               (1,366)         (863)         (778)
  Short-term bank credit - net                                                    24,957       (48,890)       (2,067)
  Amounts carried to deferred charges                                               (156)         (597)
  Proceeds from exercise of options                                                                331         1,425
                                                                              ----------    ----------    ----------
  Net cash provided by (used in) financing activities                             (4,644)       50,239       (21,248)
                                                                              ----------    ----------    ----------
  TRANSLATION DIFFERENCES ON CASH AND
      CASH EQUIVALENTS OF FOREIGN CURRENCY
      CONSOLIDATED SUBSIDIARY                                                        (68)          130             *
  NET INCREASE (DECREASE) IN CASH AND CASH
      EQUIVALENTS                                                                 (7,555)        4,451         3,208
  CASH AND CASH EQUIVALENTS AT BEGINNING
      OF YEAR                                                                     22,150        17,699        14,491
                                                                              ----------    ----------    ----------
  CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $   14,595    $   22,150    $   17,699
                                                                              ==========    ==========    ==========

                               * Less than $1,000

(1)See next page for details.

                                                                 (Concluded) - 3

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                                                                      YEAR ENDED DECEMBER 31
                                                                              --------------------------------------
                                                                                 2005          2004          2003
                                                                              ----------    ----------    ----------
    SUPPLEMENTARY DISCLOSURE OF CASH FLOW
       INFORMATION - CASH PAID DURING THE
       YEAR FOR:
       Interest                                                               $    8,527    $    4,133    $    3,660
                                                                              ==========    ==========    ==========
       Income taxes                                                           $    2,268    $    3,169    $    9,478
                                                                              ==========    ==========    ==========
(1) Acquisition of subsidiaries, see also note 2:

    Assets and liabilities of the subsidiaries upon acquisition:
       Working capital (excluding cash and cash equivalents)                                $   29,944    $    2,091
       Long-lived assets                                                                         9,636         6,642
       Intangible asset                                                                         14,778
       Goodwill arising on acquisition                                                           4,930         1,368
                                                                                            ----------    ----------
                                                                                                59,288        10,101
    Reissuance of treasury shares                                                               (2,249)
    Amount payable                                                                 1,000        (1,000)
                                                                              ----------    ----------    ----------
    Cash paid - net                                                           $    1,000    $   56,039    $   10,101
                                                                              ==========    ==========    ==========

Supplementary information on investing activities not involving cash flows:

In 2005, 2004 and 2003, the net changes in outstanding balances of trade payables in respect of the purchase of property, plant and equipment were an increase (decrease) of $0.6 million, $0.1 million and $(1.1) million, respectively.

    The accompanying notes are an integral part of the financial statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES:

          a.   General:

               1)   Operations

                    Delta Galil Industries Ltd. (the "Company") is an Israeli corporation which, together with its subsidiaries (the "Group"), is engaged primarily in manufacturing and marketing of intimate apparel, in six reportable operating segments - Delta USA, U.S. Upper market, Europe, Socks, Delta marketing Israel and China. As to the Group's segments and principal markets see note 15.

                    A significant portion of the Group's revenues is derived from three principal customers. See note 12a and 15c.

               2)   Accounting principles

                    The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("US GAAP") in the United States of America.

               3)   Use of estimates in the preparation of financial statements

                    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

                    The functional currencies of a subsidiary which was acquired in 2003 (see also note 2c) and an associated company are their local currencies (EURO and NIS, respectively). The financial statements of these subsidiaries are included in consolidation based on translation into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("FAS") No. 52 issued by the
                    FASB: assets and liabilities are translated at year end exchange rate, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders' equity, under accumulated other comprehensive income (loss).

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

          c.   Cash equivalents

               The Group considers all highly liquid investments, which are comprised of short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          f.   Property, plant and equipment

               Property, plant and equipment are stated at cost, net of accumulated depreciation and of related investment grants in the amount of $ 33.2 million and $ 34.5 million at December 31, 2005 and 2004, respectively.

               A fixed asset leased by the Group under capital lease are classified as the Group's asset and included at the present value of the minimum lease payments as determined in the lease agreement.

               Depreciation is computed by the straight-line method on the basis of the estimated useful life of the assets, at the following annual rates:

                  Buildings                                    2%-7%
                                                           (mainly 4%)
                  Machinery and equipment                     7%-25%
                                                           (mainly 7%)
                  Vehicles                                   15%-20%
                                                           (mainly 15%)
                  Office furniture and equipment              6%-25%
                                                           (mainly 7%)

               Leasehold improvements are amortized by the straight-line method over the lease period, which is shorter than the estimated useful life of the improvements.

               Long-lived assets to be disposed of by sale are recorded in accordance with the lower of carrying amount or fair value less cost to sell. Costs to sell include incremental direct costs to transact the sale and represent the costs that results directly from and are essential to a sale transaction that would not have been incurred by the company had the decision to sell not been made. Long-lived assets are not depreciated (amortized) while classified as held for sale.

          g.   Intangible Assets

               The company's intangible assets relate to the acquisition of subsidiary and represent customer relationships that are amortized over a period of 20 years, commencing 2005, see note 2a.

               Also included among intangible assets is a certain exclusive license acquired by the company in the amount of $500 thousands.

               The company estimates that the useful life of this license is 3 years. The license will be amortized over this period by the straight - line method.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

          h.   Goodwill

               Under FAS 142 "Goodwill and Other Intangible Assets", goodwill is no longer amortized but tested for impairment at least annually. The Company has selected September 30 of each year as the date on which it performs its annual goodwill impairment test. As a result of this test in 2005, the company recorded an impairment of $5.5 million.

          i.   Deferred charges

               Deferred charges represent mainly deferred financing charges with respect to bank loans received by the company which are amortized over the credit period.

               Amortization of deferred charges included among "financial expenses- net" were $ 466 thousand, $ 353 thousand and $ 250 thousand, for the years ended December 31, 2005, 2004 and 2003, respectively.

          j.   Impairment in value of long-lived assets and intangible asset

               Under FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), the Company reviews long-lived assets including certain intangible assets, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. As for impairment charge of fixed assets recognized in 2005 see note 5f and note 12e. For assets held for sale, impairment losses are recorded when the carrying amount of the asset exceeds fair value less cost to sell.

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

               Valuation allowance is recognized in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

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

               The Group does not provide for an additional tax liability with respect to the excess of the book value over the tax basis of investments in non-Israeli subsidiaries, as the Company does not expect such temporary differences to be reversed in the foreseeable future.

          l.   Treasury shares

               Treasury shares held by the Company are presented as a reduction of shareholders' equity, at their cost. The FIFO method was used for the costing of the reissuance of treasury shares, and any resulting gains (net of related tax) are credited to additional paid in capital.

          m.   Revenue recognition

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

          n.   Concentration of credit risks - allowance for doubtful accounts

               The Group's cash and cash equivalents as of December 31, 2005 and 2004 were deposited mainly with major banks in United States of America, United Kingdom and Egypt. The Company is of the opinion that the credit risk in respect of these balances is remote.

               A large part of the Group's sales is to 3 principal customers (see also note 15c). The balance receivables from these principal customers as of December 31, 2005 and 2004 were $ 41,070 thousands and $ 47,982 thousands, respectively (see also note
               12a). The Group does not hold any collateral from these customers; however, based on past experience with those customers and on their credit rating, the Group does not anticipate any difficulties in collecting the above balances. The balance of the item "accounts receivable - trade" is composed of a large number of customers. An appropriate allowance for doubtful accounts is included in the accounts in respect of specific debts doubtful of collection.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

               The net bad debt income for the years ended December 31, 2005, 2004 and 2003 aggregated $ 143 thousand, $ 950 thousand and $ 309 thousand, respectively. These net bad debt income include income that were credited directly to cost and expenses and were not reflected in the allowance of doubtful accounts in the amounts of $469 thousands, $866 thousands and $216 thousands for the years ended December 31, 2005, 2004 and 2003, respectively.

          o.   Shipping and handling costs

               The Group's shipping and handling costs are included under selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs for the years ended December 31, 2005, 2004 and 2003 were approximately $ 18 million, $ 20 million and $ 17 million, respectively.

          p.   Advertising costs

               These costs are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2004 and 2003 were $ 2.5 million, $ 2.1 million and $ 1.9 million, respectively.

          q.   Stock based compensation

               Stock options granted to employees are accounted for under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

               Accordingly, the difference, if any, between the quoted market price of the ordinary shares on the date of grant of the options and the exercise price of such options is amortized by the accelerated amortization method, against income (loss), over the expected service period (up to four years).

               FAS 123, "Accounting for Stock-Based Compensation", established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans under APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, as amended by FAS 148, for companies electing to apply APB 25 (see also note 1u(1)).

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

               The following table illustrates the Proforma effect on net income
               (loss) and earnings (loss) per share assuming the Company has applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

                                                                         YEAR ENDED DECEMBER 31
                                                                  ------------------------------------
                                                                     2005         2004         2003
                                                                  ----------   ----------   ----------
                                                                             $ in thousands
                                                                        (except per share data)
                                                                  ------------------------------------
               Net income (loss), as reported                     $  (36,347)  $   12,685   $   23,352
               Add - stock-based employee compensation
               expense included in reported net income (loss)
                   net of related tax effect                             NIL          NIL          NIL
               Less - stock-based employee compensation
                expense determined under fair value method,
                    net of related tax effect                           (331)        (690)      (1,384)
                                                                  ----------   ----------   ----------
               Pro forma net income (loss)                        $  (36,678)  $   11,995   $   21,968
                                                                  ==========   ==========   ==========
               Earnings (loss) per share:
                   Basic - as reported                            $    (1.94)  $     0.69   $     1.28
                   Basic - pro forma                              $    (1.96)  $     0.65   $     1.20
                   Diluted - as reported                          $    (1.94)  $     0.67   $     1.24
                   Diluted - pro forma                            $    (1.96)  $     0.64   $     1.17

               The fair value of options granted during 2005, 2004 and 2003 was $0, $452 and $72 thousands, respectively. The fair value of each option granted is estimated on the date of grant using the Black Scholes option-pricing model, with the following weighted average assumptions:

                                                2004            2003
                                            ------------    ------------
               Dividend yield                        3.5%              5%
                                            ============    ============
               Expected volatility                 28.00%          27.33%
                                            ============    ============
               Risk-free interest rate                 4%              1%
                                            ============    ============
               Expected life - in years             4.25            4.25
                                            ============    ============

          r.   Earnings (loss) per share

               Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the year, net of treasury shares.

               Diluted earnings (loss) per share are computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares, taking into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method. In 2005 all outstanding stock options have been excluded from the calculation of the diluted loss per share since their effect is anti-dilutive.

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

               Under FAS 133 "Accounting for Derivative and Hedging Activities", all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument.

               For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), under "Gains or losses in respect of derivative instruments designated as a cash-flow hedge, net of related tax" and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in income among financial expenses. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized as income among financial expenses. Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statements of cash flows in the same category as that of the hedged item.

          t.   Comprehensive income (loss)

               Comprehensive income (loss) is composed of net income (loss) and other comprehensive income (loss) which includes gains or losses in respect of derivative instruments designated as cash-flow hedge, net of related taxes, differences from translation of foreign currency financial statements of a subsidiary and an associated company and additional minimum pension liability adjustments, net of related taxes.

          u.   Recently issued accounting pronouncements:

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

                    The company estimates that there will not be any cumulative effect of adopting FAS 123R, as of its adoption date by the company (January 1, 2006), based on the awards outstanding as of December 31, 2005. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2005 and prior to the adoption of FAS 123R.

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

                    Taking into account the transition method adopted by the Company, the Company expects that the effect of applying this statement on the Company's results of operations in 2006 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported. The balance of unamortized compensation before taxation of options at December 31, 2005 is immaterial. As to options granted after the balance sheet date, see note 16.

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

               3) FAS 154 Accounting Changes and Error Corrections - a replacement of Accounting Principles Board Opinion ("APB") No. 20 and FASB Statement No. 3.

                    In June 2005, the Financial Accounting Standards Board issued FAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be applied to accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005
                    (January 1, 2006 for the company).

               4) FAS 155 - Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statement No. 133 and 140.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (continued):

               5) FAS 156 - Accounting for servicing of Financial Assets - an amendment of FASB Statement No. 140

                    In March 2006 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Reporting No. 156 ("FAS 156"). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. The Company is currently evaluating the impact of FAS 156 on its financial statements. Since the Company does not currently engage in transfers of financial fixed assets , the company does not anticipate that the adoption of this statement will have a material impact on its financial statements.

               6) EITF 04-13 - On September 15, 2005, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on Issue 04-3, "Accounting for Purchases and Sales of Inventory with the Same Counterparty." EITF 04-13 describes the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single no monetary transaction, and describes the circumstances under which no monetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is currently evaluating the applicability of EITF 04-13 to the Company's inventory transactions.

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

          a.   Acquisition of Burlen Inc. (Burlen) - in 2004

               On December 8, 2004, the Company acquired, through a wholly owned subsidiary all of the shares of Burlen, a privately held U.S. company, which is engaged in the design, development, production, sourcing and marketing of ladies' intimate apparel.

               The Burlen acquisition is another step in the Company's strategy to increase its intimate apparel category of the mass market by exploiting the synergies between Burlen's operations and the Company's existing activities. This acquisition is expected to strengthen the Company's position in the U.S. mass market.

               The acquisition price amounted to $ 59.6 million from which $
               56.4 million was paid in cash (including $ 8.2 million paid to a bank for discharge of a loan) and $ 2.2 million in ordinary shares comprised of 215,684 ordinary shares reissued from treasury shares, based on a price per share of $ 10.43. Acquisition costs of $ 1.0 million were paid in 2005. During 2005, the company paid an additional $1.3 million to the selling shareholders with respect to additional cost as it was agreed in the purchase agreement. This payment was recorded as additional goodwill, see also note 6.

               In addition, under the agreement the Company may pay additional amounts to the selling shareholders, subject to achieving certain revenues and operating profit targets over a period of 3 years, 2005-2007.

               In February 2006, an amendment to the stock purchase agreement was signed which specifies the additional amounts that would be paid to the selling shareholders, subject to achieving certain targets over a period of 6 years, from 2006-2011. The purpose of the amendment to the stock purchase agreement was to reflect in it the changes in sales volumes, due to changes in the structure of the company which were contemplated at the time of the original agreement but were not executed by the company. Payment of $1.3 million was made against future consideration on March 15, 2006. The aggregate additional consideration, will be recorded as additional goodwill.

               Another intangible asset acquired, which amounted to $ 14.8 million, represents customer relationships and is amortized over a period of 20 years. Aggregate amortization expense for the years ended December 31, 2005, 2004 was $779 thousands and $0, respectively.

               Estimated amortization expenses over the years 2006-2010, is $739 thousand per year, and $10.3 million in aggregate for the years 2011-2024.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -  ACQUISITIONS AND OTHER TRANSACTIONS (continued):

               The excess of cost of acquisition over the fair value of net assets, on acquisition date - $ 3.9 million - was allocated to goodwill and included as part of Delta USA segment . Goodwill and customer relationships are deductible for tax purposes.

               The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

               At December 8, 2004 (in thousands)
               Cash and cash equivalents                    $    2,605
               Account receivable - Trade                       20,577
               Account receivable - Other                          117
               Inventories                                      19,677
               Intangible asset                                 14,778
               Property, plant, and equipment                    7,805
               Goodwill                                          3,873
                                                            ----------
                         Total assets acquired              $   69,432
                                                            ==========
               Short-term bank credit                            3,038
               Accounts payable - Trade                          4,341
               Accounts payable - Other                          2,452
                                                            ----------
                         Net assets acquired                $   59,601
                                                            ==========

               As to proforma results, see note d below.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -  ACQUISITIONS AND OTHER TRANSACTIONS (continued):

          b.   Acquisition of a manufacturing plant in Thailand (Thailand) - in
               2004

               In December 2004 the Company acquired a manufacturing facility in Thailand for a total consideration of $2.4 million. From the said amount $0.9 million was paid for the shares and $0.8 million was paid to settle debt of the former shareholders. In addition, the Company assumed bank debt of $0.7 million. The acquired manufacturing facility in Thailand constitutes a "business" under EITF 98-3 - "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business".

               The main strategy behind the Thailand plant acquisition is to reduce the sewing cost. The excess of cost of acquisition over the fair value of net assets on acquisition date of approximately
               - $1.0 million - was allocated to goodwill.

               At December 31, 2004 (in thousands)
               Cash and cash equivalent                     $       61
               Account receivable - Trade                        1,025
               Account receivable - Other                           34
               Inventories                                       1,381
               Property, plant, and equipment                    1,831
               Goodwill                                          1,057
                                                            ----------
                         Total assets acquired              $    5,389
                                                            ----------
               Short-term bank credit                              601
               Accounts payable - Trade                            528
               Accounts payable - Other                          1,776
               Long term debt                                      131
                                                            ----------
                         Net assets acquired                $    2,353
                                                            ==========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -  ACQUISITIONS AND OTHER TRANSACTIONS (continued):

          c.   Acquisition of Auburn Hosiery Mills ("Auburn") - in 2003

               In November 2003, the Company acquired, through wholly owned subsidiaries, from Kellwood Inc. ("the seller") all of the shares of its two privately held U.S. and Irish companies, which are engaged in the operations of design, development, manufacturing, sourcing, marketing, distribution and sale of socks.

               The acquisition price amounted to $10.8 million in cash.

               The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The excess of cost of acquisition over the fair value of net assets on acquisition date of approximately $ 1.4 million - was initially allocated to goodwill.

               At November 13, 2003 (in thousands)
               Cash and cash equivalents                    $      699
               Account receivable - Trade                        5,754
               Account receivable - Other                          700
               Inventories                                       9,448
               Property, plant, and equipment                    6,642
               Goodwill                                         *1,368
                                                            ----------
                         Total assets acquired              $   24,611
                                                            ==========
               Short-term bank credit                       $      213
               Accounts payable                                  7,435
               Accrued expenses - restructuring costs           *6,163
                                                            ----------
                         Net assets acquired                $   10,800
                                                            ==========

              *In 2003 the Company recorded liabilities in respect of
               restructuring costs in an amount of $6.2 million, which includes approximately $2.2 million for severance pay and related costs and $ 4.0 million for costs associated with the shut down of certain acquired facilities. An amount of $4.8 million was paid during 2004, $2.0 million related to repayment of government grants, $2.3 million related to employees, $0.1 million related to property, plant and equipment and $0.4 million related to manufacturing and others.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -  ACQUISITIONS AND OTHER TRANSACTIONS (continued):

               During 2004 the Company finalized the restructuring plan and liabilities in respect of restructuring costs, which resulted in a decrease of $1.9 million on the excess of cost of the acquisitions over the fair value of net assets on acquisition date. The decrease was allocated $1.4 million to goodwill (which off set the entire goodwill initially recognized) and $0.5 million to property, plant and equipment.

          d. Hereafter are certain unaudited pro forma combined income data assuming that the acquisition of Burlen had occurred on January 1, 2004 and 2003, respectively, and the acquisition of Auburn had occurred on January 1, 2003. The unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions of Burlen and Auburn occurred as of January 1, 2004 and 2003, respectively, nor is it necessarily indicative of future results.

                                                 YEAR ENDED DECEMBER 31
                                               ---------------------------
                                                   2004           2003
                                               ---------------------------
                                                       In thousands
                                               (Except earnings per share)
                                               ---------------------------
                                                       (Unaudited)
                                               ---------------------------
               Net Revenues                    $    763,375   $    721,172
                                               ============   ============
               Net Income                      $     19,853   $     24,664
                                               ============   ============
               Earning per share - Basic       $       1.06   $       1.33
                                               ============   ============
               Earning per share - Diluted     $       1.04   $       1.30
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

               The transaction was carried out in four equal batches, in the years 2004, 2003, 2002 and 2000. The capital gains recorded in the years 2004 and 2003 were $958 thousand, $885 thousand respectively, and were classified to "Other Income - net".

          b.   Edomit Ltd. ("Edomit") - an associated company

               The Company holds 50% of the shares in Edomit. The Company's investment in Edomit is accounted for by the equity method.

               The carrying amount of the investment in Edomit as of December 31, 2005 and 2004 is a liability of $55 thousand and an asset of $ 455 thousand, respectively.

               During the year 2005 Edomit repaid the loan received from the company. The Company also received dividend from Edomit in the amount of $20 thousand and an additional dividend, in the amount of $16 thousand, which was declared by Edomit in 2005, will be received during 2006. As of December 31, 2005 and 2004 the carrying amount included a loan in the amount of $0 thousand and $446 thousand, respectively. The loan is linked to the Israeli CPI and bears no interest.

NOTE 4 -  LONG-TERM RECEIVABLES

          Long-term receivables represent long-term loans to employees - mainly linked to the Israeli consumer price index ("CPI") and bearing interest at the rate of 4%.

          These balances mature in the following years after balance sheet dates:

                                                 DECEMBER 31
                                             -------------------
                                               2005       2004
                                             --------   --------
                                                In thousands
                                             -------------------
          First year - current maturities    $    107   $    193
                                             --------   --------
          Second year                             127        204
          Third year                                9         14
          Fourth year                               8          5
          Fifth year                                4          3
                                             --------   --------
                                             $    148   $    226
                                             --------   --------
                                             $    255   $    419
                                             ========   ========

                          DELTA GALIL INDUSTRIES LTD..
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 -  PROPERTY, PLANT AND EQUIPMENT:

          a. Composition of property, plant and equipment, grouped by major classifications, is as follows:

                                                                    DECEMBER 31
                                                              -----------------------
                                                                 2005         2004
                                                              ----------   ----------
                                                                   In thousands
                                                              -----------------------
          Land and buildings, see b. below*                   $   32,205   $   41,627
          Machinery and equipment                                131,351      133,058
          Vehicles, office furniture and equipment
              and leasehold improvements                          54,318       48,623
                                                              ----------   ----------
                                                                 217,874      223,308
          Less - accumulated depreciation and amortization      (108,743)     (94,967)
                                                              ----------   ----------
                                                              $  109,131   $  128,341
                                                              ==========   ==========

          * Including building leased under capital lease -
            (see note 1f):
            Cost                                              $    1,414   $    1,414
            Less - accumulated depreciation                          501          409
                                                              ----------   ----------
                                                              $      913   $    1,005
                                                              ==========   ==========

          b.   Land and buildings

               Part of the buildings of the Company stand on land leased from the Israel Lands Administration for periods expiring in the years 2016-2037. The leasehold rights have not yet been registered in the Land Registry.

               Investment projects of the company and its subsidiary have been approved by the Israeli Investment Center, under the Law for the Encouragement of Capital Investment, 1959. The company has filed final reports to the Investment Center during 2005.

          c. Depreciation and amortization in respect of property, plant and equipment totaled $ 14.6 , $14.8 and $ 14.3 million in the years ended December 31, 2005, 2004 and 2003 (excluding impairment of assets and impairment of assets relating to restructuring, see note 12e).

          d.   As to pledges on assets, see notes 8d and 11a.

          e. On December 31, 2005 assets most of which were vacated following the reorganization plan and the discontinuation of activities there, are held for sale and include real-estate in Israel, Ireland, Scotland, Hungary and the US. These assets were classified to current assets at their net book value of $7.4 million. During the second quarter of 2006 the company sold its assets in Ireland and is currently in advanced negotiation to sell part of it's assets in the US and in Scotland. The company estimates that the rest of the assets will be realized during 2006. See also note 15b, for segmental data.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  5 - PROPERTY, PLANT AND EQUIPMENT (continued):

          f. During 2005, as a result of the restructuring plan, following the change in operation in various divisions and the erosion in profitability, the Company tested the carrying amount of it's long-lived assets and as a result recorded a total impairment of $9.8 million, of which $2.4 is included among restructuring expenses and $7.4 million is included among impairment of assets.

               The long-lived assets which were impaired include mainly machinery and equipment in the fabric and Seam-free facilities in Israel, and leasehold improvements in real-estate which would be abandoned as part of the Company's plan to consolidate most of it's premises in Carmiel, Israel. See also note 15, for segmental data.

NOTE  6 - GOODWILL

          The Company has selected September 30 of each year as the date on which it performs its annual goodwill impairment test. As a result of this test in 2005, the company recorded an impairment of $5.5 million.

          Financial results of the U.S Upper Market and Socks segments and the expected results of these segments have been reevaluated during the goodwill impairment test. The erosion in selling prices, due to the changes in the business environment, indicated a decrease in the fair value of the reporting unit, which resulted in the above mentioned impairment.

          The fair value of these reporting units were estimated using the multiple method.

          Changes in the carrying amount of goodwill for the two years ended December 31 2005, are as follows:

                                                        YEAR ENDED DECEMBER 31, 2005
                                          -------------------------------------------------------
                                                                In thousands
                                          -------------------------------------------------------
                                           DELTA      US UPPER
                                            USA        MARKET      EUROPE      SOCKS       TOTAL
                                          --------    --------    --------    --------   --------
          Goodwill at beginning of year   $ 50,605    $  2,119    $  1,810    $  3,386   $ 57,920
          Changes during the year:
               Impairment of
                Goodwill                                (2,119)                 (3,386)    (5,505)
             Adjustment to purchase
                price, see note 2a           1,274           -                       -      1,274
                                          --------    --------    --------    --------   --------
            Goodwill at end of year       $ 51,879                $  1,810               $ 53,689
                                          ========    ========    ========    ========   ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  6 - GOODWILL (continued):

                                                        YEAR ENDED DECEMBER 31, 2004
                                          -------------------------------------------------------
                                                                In thousands
                                          -------------------------------------------------------
                                           DELTA      US UPPER
                                            USA        MARKET      EUROPE     SOCKS      TOTAL
                                          --------    --------    --------   --------   --------
          Goodwill at beginning of year   $ 46,732    $  2,119    $    753   $  4,754   $ 54,358
          Changes during the year:
            Goodwill arising from
               acquisition of
               subsidiaries, see notes 2a
               and 2b                        3,873                   1,057                 4,930
            Adjustment to purchase
               price, see note 2c                                              (1,368)    (1,368)
                                          --------    --------    --------   --------   --------
          Goodwill at end of year         $ 50,605    $  2,119    $  1,810   $  3,386   $ 57,920
                                          ========    ========    ========   ========   ========

NOTE  7 - EMPLOYEE RIGHTS UPON RETIREMENT:

          a.   Employees related obligations are composed as follows:

                                                            DECEMBER 31
                                                       -----------------------
                                                          2005         2004
                                                       ----------   ----------
                                                             In thousands
                                                       -----------------------
                    Accrued severance pay              $    6,360   $    6,076
                    Obligation in respect of defined
                        benefit plans                       1,490        1,332
                                                       ----------   ----------
                                                       $    7,850   $    7,408
                                                       ==========   ==========

               As of December 31, 2005 and 2004, the Group had deposits of $ 5.8 million and $ 5.7 million, respectively, with funds managed by major Israeli insurance companies, which are earmarked by management to cover the severance pay liability in respect of Israeli employees. The amounts deposited with insurance companies are marketed to market at each balance sheet date, with gains and losses recorded in the statement of operations. Under FAS No. 132, "Employers Disclosures About Pensions and Other Post Retirement Benefits", such deposits are not considered to be "plan assets".

               Costs of pension and severance pay charged to income in the years ended December 31, 2005, 2004 and 2003 were $ 6.2 million, $ 7.5 million and $ 7.0 million respectively (in 2005, 2004 and 2003, excluding $ 5,893 thousand, $ 190 thousand and $ 850 thousand, respectively, relating to the termination of employment, which were charged to restructuring expenses, see note 12e).

               The profit (loss) from deposits in respect of severance pay were $ (120) thousand, $ 416 thousand and $ (214) thousand in the years ended December 31, 2005, 2004 and 2003, respectively.

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

                    a) Insurance policies for employees in managerial positions - these policies provide coverage for severance pay and pension liabilities of managerial personnel. Under labor agreements these insurance policies are, subject to certain limitations, the property of the employees.

                    b) Severance pay liabilities not covered by the pension funds are fully provided for in these consolidated financial statements, as if it was payable at each balance sheet date on an undiscounted basis, based upon the number of years of service and the most recent monthly salary of the Group's employees in Israel.

               2)   Non-Israeli subsidiary

                    A U.S. subsidiary provides various defined benefit pension plans to its employees, see c below.

                    At December 31, 2005, the assets of the defined benefit pension plan are primarily invested in group annuity contracts with an insurance company. The plan was frozen effective January 1996.

                    The Company maintains two defined contribution 401(k) plans. Contributions are based on a percentage of annual salaries. The Company generally matches 50% of each participant's pretax contribution up to 4% of the participant's annual compensation, depending on the plan. The Company's matching contribution was $308 thousand and $233 thousand for the years ended December 31, 2005 and 2004, respectively.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  7 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

          c.   Certain details relating to defined benefit plans:

                                                                      2005          2004
                                                                   ----------    ----------
                                                                         In thousands
                                                                   ------------------------
               Change in benefit obligation:
                  Benefit obligation at beginning of year          $    3,140    $    3,145
                  Interest cost                                           178           179
                  Actuarial loss                                          204            20
                  Benefit paid                                           (192)         (204)
                                                                   ----------    ----------
                  Benefit obligation at end of year                $    3,330    $    3,140
                                                                   ----------    ----------
               Change in plan assets:
                  Fair value of plan assets at beginning of year   $    2,999    $    2,888
                  Actual return on plan assets                            188            90
                  Employer contribution                                   125           225
                  Benefit paid, including plan expenses                  (223)         (204)
                                                                   ----------    ----------
                  Fair value of plan assets at end of year         $    3,089    $    2,999
                                                                   ----------    ----------
               Reconciliation of funded status:
                  Funded status (carryforward obligations)         $     (241)   $     (141)
                  Unrecognized net actuarial loss                       1,490         1,332
                  Adjustment to recognize minimum liability            (1,490)       (1,332)
                                                                   ----------    ----------
                  Accrued pension cost                             $     (241)   $     (141)
                                                                   ==========    ==========

          The estimated future benefit payments in each of the five years subsequent to 2005 are as follows (in thousands):

                          2006                       $      191
                          2007                              191
                          2008                              199
                          2009                              213
                          2010                              217
                          2011-2015                       1,137
                                                     ----------
                                                     $    2,148
                                                     ==========

          The actuarial assumptions used to determine the benefit obligations and costs are as follows:

                                                              2005     2004     2003
                                                             -----    -----    -----
                  Weighted average assumptions at end of
                  year:
                       Discount rate                          5.41%    5.75%    6.00%
                       Expected return on plan assets         6.00%    6.25%    6.25%
                       Rate of compensation increase          N/A      N/A      N/A

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  7 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

          Additional information

          Increase in minimum liability included other comprehensive income, net of tax, $99 thousand and $45 thousand in year 2005 and 2004 respectively.

          Information for a pension plan with an accumulated benefit obligation in excess of plan assets is as follows (in thousands):

                                            2005        2004
                                         ---------   ---------
          Projected benefit obligation   $   3,330   $   3,139
          Fair value of plan assets          3,089       2,999

          Contributions totaling $125 thousand and $225 thousand were made in the year ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2006, the Company anticipates satisfying any minimum funding requirements by making contributions of $191 thousand.

          The consolidated components of net periodic benefits costs are as follows:

                                                          YEAR ENDED DECEMBER 31
                                                    ---------------------------------
                                                       2005       2004        2003
                                                    ---------   ---------   ---------
                                                              In thousands
                                                    ---------------------------------
                    Interest cost                   $     178   $     179   $     183
                    Actual return on plan assets         (182)       (122)        (85)
                    Recognized net actuarial cost          72          10          13
                                                    ---------   ---------   ---------
                                                    $      68   $      67   $     111
                                                    =========   =========   =========

          At December 31, 2005 and 2004, the assets of the defined benefit plan are primarily invested in group annuity contracts with an insurance company. The Company recorded the minimum pension liability required by the provisions of Financial Accounting Standards Board Statement No. 87, Employers Accounting for Pensions.

          d. Cash flows information regarding the company's liability for employee rights upon retirement:

               1. The Company expects to contribute in 2006, $610 thousand to insurance companies and $225 thousand to contribution plans.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  7 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

               2. The Company expects to pay the following future benefits to its Israeli employees upon their normal retirement age:

                                                  SEVERANCE PAY
                                                    BENEFITS
                                                  -------------
                                                  In thousands
                                                  -------------
                          2006                    $         49
                          2007                    $        267
                          2008                    $        249
                          2009                    $        580
                          2010                    $        147
                          Years 2011-2015         $      1,591

                    These amounts, as they relate to the Israeli subsidiaries were determined based on the employees' current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include additional amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  8 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY:

          a.   Composition:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                                     INTEREST
                                                                       RATE
                                                                   ------------        DECEMBER 31
                                                                   DECEMBER 31,    -------------------
                                                                       2005          2005       2004
                                                                   ------------    --------   --------
                                                                         %            In thousands
                                                                   ------------    -------------------
               Bank loans - in dollars or linked thereto*              5.8%        $ 98,337   $126,131
               Bank loans - in other currencies                                                    216
               Other liability - obligation under capital lease,
                    see note 1f and c below - in dollars               8.6%             963      1,032
                                                                                   --------   --------
                                                                                     99,300    127,379
               L e s s - current maturities                                          29,623     27,942
                                                                                   --------   --------
                                                                                   $ 69,677   $ 99,437
                                                                                   ========   ========

               * In January 2006 the company repaid $25 million as part of the new credit agreement. See e3 below.

          b. Total liabilities (net of current maturities) mature in the following years after balance sheet dates:

                                                           DECEMBER 31
                                                      -------------------
                                                        2005       2004
                                                      --------   --------
                                                          In thousands
                                                      -------------------
                      Second year                     $ 23,229   $ 29,703
                      Third year                        23,236     23,270
                      Fourth year                       22,587     23,230
                      Fifth year                           100     22,584
                      Sixth year and thereafter            525        650
                                                      --------   --------
                                                      $ 69,677   $ 99,437
                                                      ========   ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  8 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY (continued):

          c. A subsidiary of the Company has entered into capital lease agreements for a building it uses; the lease will expire in 2014.

               Following are the future minimum lease payments, by years, under capital lease and the present value of the net minimum lease payments as of December 31, 2005:

                                                                In thousands
                                                                ------------
                    First year - current maturities                      158
                    Second year                                          158
                    Third year                                           158
                    Fourth year                                          158
                    Fifth year                                           158
                    Sixth year and thereafter                            632
                                                                ------------
                                                                       1,422
                    L e s s - amount representing interest               459
                                                                ------------
                                                                         963
                                                                ============

          d. Liabilities to banks are fully secured by floating charges in an unlimited amount on all the assets and rights of the Company and the assets of its subsidiaries.

          e. Delta Galil USA Inc., a subsidiary of the Company is a party to a credit agreement, which was amended, as of December 9, 2004, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. The credit agreement provides for $ 130 million in loans, of which $ 70 million are long term loans. The loan bears interest at a variable rate that is linked to the Libor. As of December 31, 2005, the interest rate on the long term loan was 5.9% and on the short-term credit was 5.65%. The principal of the long term loans is payable in 20 equal quarterly installments of approximately $3.5 million each until December 1, 2009. As of December 31, 2005 the unutilized credit line was $ 24 million.

               The credit agreement includes covenants based on (1) the ratio of Delta Galil USA's earnings before interest, taxes, depreciation and amortization, or EBITDA, to fixed charges; (2) the ratio of net worth to total assets of Delta Galil USA; and (3) the ratio of the sum of Delta Galil USA's (a) loans (b) letters of credit, and (c) acceptances to EBITDA.

               Delta Galil USA and the banks amended the credit agreement in January 2006 and in May 2006. The material changes contained in the amendments are the following: A prepayment of $25 million of the principal amount of the long term loan; a reduction in the quarterly payment on the long term loan from $3.5 million to $1.9 million; an extension of the expiration date of the revolving loan facility from January 15, 2006 to January 31, 2007;a deposit of $4 million with Bank Leumi USA and a pledge of that deposit to the banks, an increase of 0.25% in the interest rate; and a change of the covenant mentioned above as follows:

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  8 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY (continued):

               1. The ratio of Delta Galil USA's EBITDA to fixed charges, as defined in the credit agreement, may not be below 1 to 1 for each three -month period ending June 30, September 30, and December 31, 2006, with such ratio rising to 1.5 to 1 for the twelve months ending March 31, June 30, September 30, and December 31, 2007, and 1.6 to 1 for the twelve months ending March 31, June 30, September 30, and December 31 2008 and 2009;

               2. The ratio of net worth to total assets of Delta Galil USA may not be below 0.25 to 1 for the twelve months ending March 31, 2006 and June 30, 2006, and a ratio of 0.28 to 1 for the twelve months ending September 30, 2006 and for the twelve-month period ending December 31, 2006, with such ratio rising to 0.4 to 1 for the twelve months ending March 31, 2007 and for the end of each subsequent quarter until maturity;

               3. The ratio of the sum of Delta Galil's (a) loans (b) letters of credit, and (c) acceptances (or, collectively, debt) to EBITDA may not exceed 6.70 to 1 for the twelve months ending March 31, 2006; 5.70 to 1 for the twelve months ending June 30, 2006, and 4.0 to 1 for the twelve months ending each of September 30, 2006 and December 31, 2006, with such ratio rising to 3.5 to 1 for the twelve months ending March 31, June 30, September 30, and December 31, 2007, 3.0 to 1 for the twelve months ending March 31, 2008 and for each twelve months period ending at the end of each subsequent quarter until maturity.

               Delta Galil USA did not satisfy the covenant relating to the ratio of EBITDA to fixed charges, as in effect prior to the amendment in the agreement, for the year ended December 31, 2005. The amendment of January 2006 provided for a waiver of all of the financial covenants for the period ending December 31, 2005.Management believes that Delta Galil USA will satisfy the covenants as currently in effect.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  9 - COMMITMENTS AND CONTINGENT LIABILITIES:

          a.   Commitments

               The Company and its subsidiaries lease 34 facilities under operating leases. The leases (including extension options) for 20 facilities expire on various dates between 2007 and 2029 and the remaining leases expired in 2006. The Company intends to renew some of these leases. The minimum future annual lease payment over each of the years 2006 to 2010 will amount to $9.2, $7.8, $6.5, $5.8 and $3.0 million, respectively. In the period from 2011 to the end of the lease periods, the cumulative lease payments will amount to $ 16.4 million. The lease expenses for each of the years 2005, 2004 and 2003 were $ 9.3 million, $ 8.6 million and $ 7.3 million, respectively.

          b. The Company entered into agreements which granted the Company rights to market certain of its products under brand names owned by other parties. Royalties under these agreements are calculated as a percentage of the sales. The royalties rate range from 4% to 16% of sales.

          c.   Contingent liabilities - Guarantees

               The Company and its subsidiaries signed a guarantee, each for other, which is unlimited in amount to all of the group's liabilities.

          d.   As to contingent consideration, see note 2a.

NOTE 10 - SHAREHOLDERS' EQUITY:

          a.   Share capital:

               1) The Company's shares are traded on the Tel-Aviv Stock Exchange ("TASE") and in the form of American Depositary Shares ("ADS's"), each of which represents one ordinary share, on the Nasdaq National Market in the United States. On December 31, 2005, the closing price per ADS on Nasdaq was $5.98; the shares were quoted on the TASE on that date at NIS 28.24 ($6.15).

               2) On December 2004, the Company reissued 215,684 treasury shares as part of the proceeds paid to the selling shareholders of Burlen, see note 2a.

               3) In December 2002, the Company repurchased 565,000 of the Company's shares for an amount of $ 6,215 thousands (representing $ 11.0 per share).

               4) On September 28, 2001, the Company's Board of Directors approved the repurchase of Company shares for an amount of up to $3.0 million. During 2002 and 2001 the Company purchased 282,483 and 96,017 shares, respectively, in the open market at an average price of $7.58 and $9.0 per share in a total amount of $2,141 thousands and $860 thousands, respectively.

               5) As of December 31, 2005 and 2004, the balance of shares issued by the Company for the purpose of future exercise of employee stock options, which is held by a trustee company, is 45,882.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

          b.   Stock options plans for employees and the Company's CEO:

               1) On May 10, 1998, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of 304,696 options, exercisable in purchase of 319,931 ordinary shares of NIS 1 par value of the Company, to thirteen senior employees of the Company and/or its subsidiaries. All of the above options were granted in June 1998. The exercise price of each option is $ 8.297, based on the quoted price of the Company's shares on the last day of trade prior to the Board of Directors' resolution ($ 9.22), less 10%. The options vested in four equal batches.

                    As of December 31, 2005, all the options are fully vested. The options are exercisable over three years period, commencing on the date that is two years after the date such option vested. Any option not exercised within the said five years will expire. The options expire over the years 2003-2006.

               2) On September 10, 1998, the Company's Board of Directors approved a plan for the grant, at no consideration, of 100,000 options to its CEO at that time, which are exercisable in purchase of 100,000 shares of NIS 1 par value of the Company. All of said options were granted in September 1998. The exercise price of each option is $ 7.90, based on the quoted price of the Company's share on the last day of trade prior to the Board of Directors' resolution ($ 8.77), less 10%. The options vested in four equal batches. As of December 31, 2005, all the options are fully vested. The exercise terms under the CEO's plan are identical to those of the employees plan.

               3) On June 4, 2000, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of 809,000 options (including 100,000 options to its CEO), exercisable to 809,000 ordinary shares of NIS 1 par value of the Company, to 70 senior employees of the Group ("the optionees"). All the options were granted on August 6, 2000. The exercise price of each option is $ 21.07, based on the quoted price of the Company's shares on the last day of trade prior to the Board of Directors' resolution.

                    The options vested in four equal batches: the first, second, third and fourth batch vested in August 2001, 2002, 2003 and 2004, respectively. The options are exercisable over a three years period, commencing one year after the vesting date of each batch.

                    As of December 31, 2005, all the options are fully vested. Any option not exercised within the said three years will expire. The options expire over the years 2005-2008.

               4) On October 23, 2002, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of 1,100,000 options (including 100,000 options to its CEO), exercisable in purchase of 1,100,000 ordinary shares of NIS 1 par value of the Company. The exercise price of each option is the higher of the quoted price of the Company's shares on the grant day or $ 9.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

                    In May 2003 the Company granted 30,000 options to three employees of the Group at an exercise price of $10.76. The first and the second batch vested in May 2004 and 2005, respectively and the third and fourth batches will vest in May 2004, 2005, 2006 and 2007 respectively. In March and in August 2004 the Company granted 80,000 and 30,000 options respectively, to six and one employees of the Group, respectively, at an exercise price of $ 15.35 and $ 12.74, respectively. The first, second, third and fourth batches will vest in March and August 2005, 2006, 2007 and 2008 respectively.

                    The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch.

                    At December 31, 2005 95,000 options remain available for grant under the plan.

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

               7) Following is a summary of the status of the Company's stock option plans:

                                                                           YEAR ENDED DECEMBER 31
                                            -----------------------------------------------------------------------
                                                    2005                     2004                     2003
                                            ---------------------    ---------------------    ---------------------
                                                         WEIGHTED                 WEIGHTED                 WEIGHTED
                                                         AVERAGE                  AVERAGE                  AVERAGE
                                                         EXERCISE                 EXERCISE                 EXERCISE
                                             NUMBER*      PRICE        NUMBER      PRICE       NUMBER*      PRICE
                                            ---------    --------    ---------    --------    ---------    --------
Options outstanding at beginning of year    1,832,071    $  13.84    1,830,702    $  13.50    2,038,562    $  13.07
Changes during the year:
   Granted - at market price                        -           -      110,000    $  14.65       30,000    $  10.76
   Exercised                                                           (41,756)   $   7.91     (180,109)   $   7.91
   Forfeited                                  (23,000)   $   9.00      (66,875)   $   9.34      (57,751)   $  11.35
   Expired                                   (247,066)   $  18.30
                                            ---------                ---------                ---------
Options outstanding at end of year          1,562,005    $  13.21    1,832,071    $  13.84    1,830,702    $  13.50
                                            =========                =========                =========
Options exercisable at end of year          1,238,005    $  13.79    1,106,821    $  14.69      528,952    $  17.15
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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

               8) The following table summarizes information regarding options outstanding at December 31, 2005:

                      NUMBER OF SHARES ISSUABLE UPON EXERCISE OF OPTIONS
               -----------------------------------------------------------------
                           OUTSTANDING                   VESTED     EXERCISABLE
               -------------------------------------  ------------  ------------
                                          WEIGHTED
                                          AVERAGE
                           BALANCE AT     REMAINING    BALANCE AT    BALANCE AT
               EXERCISE   DECEMBER 31,   CONTRACTUAL  DECEMBER 31,  DECEMBER 31,
                PRICES        2005          LIFE         2005          2005
               --------   ------------   -----------  ------------  ------------
                                            YEARS
                                         -----------
                  $8.30         37,130       0.7            37,130        37,130
                  $7.90         25,000       0.9            25,000        25,000
                 $21.07        494,875       1.5           494,875       494,875
                  $9.00        865,000       2.6           666,000       666,000
                 $10.76         30,000       3.1            15,000        15,000
                 $15.35         80,000       4.1            20,000             -
                 $12.74         30,000       4.3             7,500             -
                          ============                ============  ============
                             1,562,005                   1,265,505     1,238,005
                          ============                ============  ============

               9)   As to a new option plan, see note 16.

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

NOTE 11 - TAXES ON INCOME:

          a. The Company and certain Israeli subsidiaries (hereafter - the Companies):

               1) Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the law")

                    The Company and certain Israeli subsidiary have received investment grants from the State of Israel. The entitlement to the above benefits is conditional upon the companies fulfilling the conditions stipulated by the law, regulation published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with the terms attached to the receipt of those grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences to the Israeli CPI and interest from the date of receipt, see note 5.

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

               2) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "inflationary adjustments law")

                    Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. Under income tax regulations, the Company and certain subsidiaries are entitled to adjust their results for tax purposes on the basis of the changes in the exchange rate of the dollar, instead of the changes in the Israeli CPI. The Company and one of its subsidiaries chose to do so.

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

               3)   Tax rates

                    The income of the Company and its Israeli subsidiaries is taxed at the statutory rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 -
                    29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter -
                    25%.

                    As a result of the changes in the tax rates, the company adjusted - in each of the years 2004 and 2005 - at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect when the deferred tax asset or liability is expected to be settled or realized. The effect of the change has been carried to income on a current basis.

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

               Company incorporated in the USA - tax rate of 38%-40% Company incorporated in U.K. - tax rate of 30%

          c.   Carryforward tax losses

               Carryforward tax losses (derived from the Israeli companies) as of December 31, 2005 and 2004, aggregate to $ 51 million and $ 36 million, respectively.

               Carryforward tax losses in Israel may be utilized indefinitely.

          d.   Deferred income taxes:

               1)   The deferred income taxes are composed as follows:

                                                                             DECEMBER 31
                                                                       -----------------------
                                                                          2005         2004
                                                                       ----------   ----------
                                                                            In thousands
                                                                       -----------------------
                         Property, plant and equipment                 $    8,198   $   13,832
                         Inventories                                       (1,824)        (841)
                         Provisions for employee related obligations       (1,377)      (1,457)
                         Other                                               (116)         653
                         In respect of carry forward tax losses
                          (see c. above)                                  (17,539)     (10,968)
                         Valuation Allowance                                8,932
                                                                       ----------   ----------
                           Total                                       $   (3,726)  $    1,219
                                                                       ==========   ==========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

               2) Deferred income taxes are presented in the balance sheets as follows:

                                                             DECEMBER 31
                                                       -----------------------
                                                          2005         2004
                                                       ----------   ----------

                                                       -----------------------
                         Among current assets          $   (4,726)  $   (3,675)
                         Among non-current assets            (267)
                         Among long term liabilities        1,267        4,894
                                                       ----------   ----------
                                                       $   (3,726)  $    1,219
                                                       ==========   ==========

          e.   Income (loss) before taxes on income is composed as follows:

                                                             YEAR ENDED DECEMBER 31
                                                      ------------------------------------
                                                         2005         2004         2003
                                                      ----------   ----------   ----------
                                                                  In thousands
                                                      ------------------------------------
                   The Company and its Israeli
                    subsidiaries                      $  (26,757)  $    3,190   $   (4,832)
                   Non-Israeli subsidiaries              (11,365)      13,946       36,263
                                                      ----------   ----------   ----------
                                                      $  (38,122)  $   17,136   $   31,431
                                                      ==========   ==========   ==========

          f. Income tax (benefit) expense included in the statements of operations:

                                                             YEAR ENDED DECEMBER 31
                                                   ------------------------------------------
                                                       2005           2004           2003
                                                   ------------   ------------   ------------
                                                                  In thousands
                                                   ------------------------------------------
                         Current:
                           Israeli                 $      1,422   $      1,636   $        746
                           Non-Israeli                    2,911          1,941         10,292
                                                   ------------   ------------   ------------
                                                          4,333          3,577         11,038
                                                   ------------   ------------   ------------
                         Deferred:
                           Israeli                 $     (2,970)  $       (498)  $     (4,075)
                           Non-Israeli                   (1,902)           219            520
                                                   ------------   ------------   ------------
                                                         (4,872)          (279)        (3,555)
                                                   ------------   ------------   ------------
                         For previous years:
                           Israeli                 $       (173)  $       (516)  $        (30)
                           Non-Israeli                   (1,590)            64           (113)
                                                   ------------   ------------   ------------
                                                         (1,763)          (452)          (143)
                                                   ------------   ------------   ------------
                                                   $     (2,302)  $      2,846   $      7,340
                                                   ============   ============   ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

          g. Following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rates applicable to income of companies in Israel (36% in 2003, 35% in 2004 and 34% in 2005) and the actual tax expense (benefit):

                                                                                           YEAR ENDED DECEMBER 31
                                                                                    ------------------------------------
                                                                                       2005         2004         2003
                                                                                    ----------   ----------   ----------
                                                                                                In thousands
                                                                                    ------------------------------------
               Income (loss) before taxes, as reported in
                 the consolidated statements of operations                          $  (38,122)  $   17,136   $   31,431
                                                                                    ==========   ==========   ==========
               Theoretical tax expense (benefit)                                    $  (12,961)  $    5,997   $   11,315
               Additional tax expenses arising from reduced tax
                 rate on losses from an approved enterprise                                              73          380
               Increase (decrease) in tax arising from different tax
                 rate applicable to non-Israeli subsidiaries                             1,926       (2,575)      (2,834)
                                                                                    ----------   ----------   ----------
                                                                                       (11,035)       3,495        8,861
               Increase (decrease) in taxes resulting from permanent differences:
                 Disallowable deductions                                                 2,455          110           36
                 Previous years                                                         (1,763)        (452)        (143)
                 Difference between the basis of measurement
                  of income reported for tax purposes and
                  the basis of measurement of income for
                  financial reporting purposes - net                                       453         (807)         151
                 Valuation allowance                                                     8,932
                 Change in the tax rates on which tax expense was computed               1,154
                 Sundry - net                                                           (2,498)         500       (1,565)
                                                                                    ----------   ----------   ----------
               Taxes on income - in the consolidated statements
                 of operations                                                      $   (2,302)  $    2,846   $    7,340
                                                                                    ==========   ==========   ==========

          h.   Tax assessments

               Tax assessments for the Company and most of its Israeli subsidiaries are considered final through the tax year 2000.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

          Balance sheets:

                                                                       DECEMBER 31
                                                               ---------------------------
                                                                   2005           2004
                                                               ------------   ------------
                                                                      In thousands
                                                               ---------------------------
          a.  Accounts receivable:
              1) Trade:
                 Outside Israel                                $     91,126   $     90,682
                 In Israel                                           13,298         14,447
                                                               ------------   ------------
                                                               $    104,424   $    105,129
                                                               ============   ============
                 Principal customers (see note 1n and 15c):
                     Customer 1                                $      8,556   $      2,656
                                                               ============   ============
                     Customer 2                                $     21,361   $     29,871
                                                               ============   ============
                     Customer 3                                $     11,153   $     15,455
                                                               ============   ============

              2) Other:
                 Investment grant receivable                                  $        646
                 Government departments                        $      2,935          1,501
                 Prepaid expenses                                     2,365          1,822
                 Deposits                                             1,009            858
                 Income receivable                                      103          1,184
                 Employees                                              311            380
                 Receivables from subcontractors                      4,159          2,987
                 Sundry                                               2,362          1,249
                                                               ------------   ------------
                                                               $     13,244   $     10,627
                                                               ============   ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                     DECEMBER 31
                                                             ---------------------------
                                                                 2005           2004
                                                             ------------   ------------
                                                                     In thousands
                                                             ---------------------------
          b.   Inventories:
                 Finished products                           $    108,984   $    137,813
                 Products in process                               16,247         21,829
                 Raw materials and supplies                        11,519         12,797
                 Packaging and maintenance materials               10,392         11,328
                                                             ------------   ------------
                                                             $    147,142   $    183,767
                                                             ============   ============

          c.   Short-term bank credit

               The weighted average interest rate of short-term bank credit as of December 31, 2005 and 2004 is 5.1% and 3.5%, respectively. A subsidiary is a party to a credit agreement, which was amended, as of December 9 2004 and during 2006, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. The credit agreement provides for up to $ 60 million in short term credit (see note 8e).

               Unutilized short-term credit lines of the Group (under the USA credit agreement and other credit agreements) as of December 31, 2005 and 2004 aggregated to $ 109 million and $ 163 million, respectively.

                                                                         DECEMBER 31
                                                                 ---------------------------
                                                                     2005           2004
                                                                 ------------   ------------
                                                                        In thousands
                                                                 ---------------------------
          d.   Accounts payable and accruals - other:
                 Employees and employee institutions             $      7,458   $      7,745
                 Provision for vacation and recreation pay              3,179          4,297
                 Government department                                  4,084          2,731
                 Accrued expenses                                      20,109         18,300
                 Accrued expenses - restructuring expenses              3,250
                 Other                                                  1,084          1,010
                                                                 ------------   ------------
                                                                 $     39,164   $     34,083
                                                                 ============   ============

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

          Statements of operations:

          e.   Restructuring expenses:

               1) Consolidated statements of operations for the year ended December 31, 2005 include restructuring expenses in Delta USA, US Upper market, Europe and Socks segments totaling approximately $9.1 million. During the year ended December 31, 2004 and 2003 the company implemented restructuring plan in the European segment totaling approximately $1.1 million and $1.0 million respectively.

               2)   The primary components of the restructuring expenses are:

                                                                              YEAR ENDED DECEMBER 31
                                                                    ------------------------------------------
                                                                        2005           2004           2003
                                                                    ------------   ------------   ------------
                                                                                   In thousands
                                                                    ------------------------------------------
                         Costs relating to workforce reduction      $      5,894   $        190   $        850
                         Impairment of fixed assets                        2,370             50            157
                         Receivables write-off                               180            860
                         Costs relating to other expenses                    658
                                                                    ------------   ------------   ------------
                                                                    $      9,102   $      1,100   $      1,007
                                                                    ============   ============   ============

          The 2005 program

          During 2005 the company initiated a restructuring program designated to reduce its cost structure and increase efficiency (the "2005 program"). Restructuring expenses include the closure of a sewing plant in Carmiel, Israel in a total cost of $0.4 million and a dismissal of approximately 200 employees and the following steps included in the restructuring program initiated in the third quarter of 2005 both designated to reduce its cost structure and increase efficiency:

          a. Closure of a sewing plant in Central America and moving the production to subcontractors in the Far East, and a distribution center in New Jersey, both served Delta Galil USA segments. The closure of this sewing plant resulted in total restructuring costs of $1.1 million and resulted in the dismissal of approximately 1,400 employees.

          b. Closure of a socks manufacturing plant in Toronto, Canada and moving its production to subcontractors in Central America and the Far East. The closure of this plant, resulted in a total restructuring costs of $2.4 million and resulted in the dismissal of approximately 100 employees.

          c. Reduction of manufacturing facilities in Israel and transfer the operations to lower labor cost countries. These actions resulted in a total restructuring costs of $4.1 million and will result in the dismissal of approximately 585 employees.

          d. Consolidation of various departments into one building in Carmiel, Israel in order to reduce maintenance and other overhead costs. This action resulted in a total cost of $1.1 million.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

          The 2004 program

          During the fourth quarter of 2004 the Company initiated a restructuring program designed to reduce its cost structure (the "2004 Program"). The 2004 Program included the closure of a logistic center in Hungary and resulted in total restructuring costs of $1.5 million, from which $0.4 million included among cost of sales (related to inventory).

          The implementation of the 2004 Program in Hungary, consisted of the dismissal of approximately 230 persons who had previously been employed by the Company's Hungary subsidiary. The 2004 Program was concluded in 2005.

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

          The implementation of the 2003 Program in Israel which represented $0.1 million of the total charges of $1.0 million consisted of the dismissal of approximately 70 employees in Israel, who had previously been employed by the Company's. 2003 Program was concluded by the end of the first quarter of 2003.

     3) The following table summarizes the transactions in the restructuring accrued expenses for the 3 years ended December 31, 2005, in thousand:

                                                       YEAR ENDED DECEMBER 31, 2005
                                    -------------------------------------------------------------------
                                    BALANCE AT                                               BALANCE AT
                                     DECEMBER                                                 DECEMBER
                                     31, 2004      EXPENSES      DEDUCTION       PAYMENT      31, 2005
                                    ----------    ----------    ----------     ----------    ----------
Cost relating to:
  Workforce reduction                             $    5,894*                  $   (2,486)   $    3,408*
  Assets impairment                                    2,370        (2,370)
  Other expenses                                         658                         (146)          512
  Receivable write-off                                   180          (180)
                                    ----------    ----------    ----------     ----------    ----------
                                           -,-    $    9,102    $   (2,550)    $   (2,632)   $    3,920
                                    ==========    ==========    ==========     ==========    ==========

                                                              YEAR ENDED DECEMBER 31, 2004
                                    --------------------------------------------------------------------------------
                                    BALANCE AT                                                            BALANCE AT
                                     DECEMBER                                                              DECEMBER
                                     31, 2003      EXPENSES      REVERSAL        PAYMENT      DEDUCTION    31, 2004
                                    ----------    ----------    ----------     ----------    ----------   ----------
Cost relating to:
   Workforce reduction                            $      190                   $     (190)
   Workforce reduction -relating
     to acquisition of
     subsidiary                          2,063                                     (2,063)
   Assets impairment                                      50                                        (50)
   Other accruals related to
     acquisition of subsidiary           4,100           500**      (1,863)***     (2,737)
   Receivable write-off                                  860                                       (860)
                                    ----------    ----------    ----------     ----------    ----------   ----------
                                    $    6,163    $    1,600**  $   (1,863)    $   (4,990)   $     (910)         -,-
                                    ==========    ==========    ==========     ==========    ==========   ==========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                             YEAR ENDED DECEMBER 31, 2003
                                    --------------------------------------------------------------------------------
                                    BALANCE AT                                               ACQUISITION   BALANCE AT
                                     DECEMBER                                                    OF         DECEMBER
                                     31, 2002      EXPENSES      PAYMENT        DEDUCTION    SUBSIDIARY     31, 2003
                                    ----------    ----------    ----------     ----------    ----------    ----------
Cost relating to:
   Workforce reduction                            $      850    $     (850)
   Workforce reduction -relating
     to acquisition of subsidiary                                                                 2,063         2,063
   Assets impairment                                     157                         (157)
   Other expenses                                                                                 4,100         4,100
                                    ----------    ----------    ----------     ----------    ----------    ----------
                                           -,-    $    1,007    $     (850)    $     (157)   $    6,163    $    6,163
                                    ==========    ==========    ==========     ==========    ==========    ==========

* Including $670 thousand for long term workforce reduction accruals. The rest of the accrual would be paid during 2006 parallel to the execution of the plan.

** The amount of $500 thousands was charged to other comprehensive loss related to differences from translations of foreign currency financial statements.

***  As to the reversal, see note 2c.


          f.   Financial expenses - net:

                                                                      YEARS ENDED DECEMBER 31
                                                               ------------------------------------
                                                                  2005         2004         2003
                                                               ----------   ----------   ----------
                                                                           In thousands
                                                               ------------------------------------
                    Interest expenses                          $    9,891   $    4,923   $    3,824
                    Interest income                                  (245)         (42)         (58)
                    Exchange differences and other - net              572          763        1,259
                    Losses from derivatives instruments               -,-          587          612
                                                               ----------   ----------   ----------
                                                               $   10,218   $    6,231   $    5,637
                                                               ==========   ==========   ==========

          g.   Earnings (loss) per share

               Following is data relating to the weighted average number of shares used in the computation of diluted earnings (loss) per share:

                                                                        2005       2004       2003
                                                                      --------   --------   --------
                                                                               In thousands
                                                                      ------------------------------
                    Weighted average number of
                      shares used in the computation of
                      basic earnings (loss) per share                   18,695     18,478     18,313
                    Add:
                      Net additional shares from the anticipated
                          exercise of stock options                          0        356        450
                                                                      --------   --------   --------
                    Weighted average number of
                      shares used in the computation of
                      diluted earnings per share                        18,695     18,834     18,763
                                                                      ========   ========   ========
                    Options which were not included in the
                      computation of diluted earnings (loss) per
                      share due to anti dilutive effect                  1,560        798        700
                                                                      ========   ========   ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

          a.   General

               The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the US dollar. Until 2004, derivative financial instruments ("derivatives") were utilized by the Group to reduce these risks, as explained in this note. As the counter parties to these derivatives are Israeli banks, the Company considered the inherent credit risks remote. The Company did not hold or issue derivative financial instruments for trading purposes.

          b.   Foreign exchange risk management

               Until 2004, the Company entered into most foreign currency derivatives - forward exchange contracts - in order to protect itself from the risk that the eventual non-dollar net cash flows resulting from sales of products and from salaries, wages and related expenses, would be affected by changes in exchange rates. The term of most of these contracts is less than one year.

               These transactions were mainly for the exchange of pounds sterling, Euro and NIS into dollars.

               For forward exchange contracts designated as cash flow hedges, gains and losses were recorded in other comprehensive income
               (loss) until the foreign currency denominated sales, salaries, wages and related expenses transactions were recognized in earnings.

               The following table summarizes changes in other comprehensive income (loss) related to derivatives that were classified as cash flow hedges held by the Company during the period from January 1, 2003 through December 31, 2004:

                                                           2004         2003
                                                        ----------   ----------
                                                             $ In thousands
                                                        -----------------------
                    Balance at beginning of year        $   (1,715)  $     (583)
                    Changes in effective portion of
                     derivatives designated as cash
                     flow hedges                               691       (2,905)
                    Reclassification into earnings
                     from other comprehensive income         1,822        1,299
                    Net of tax effect                         (798)         474
                                                        ----------   ----------
                    Balance at end of year                     -;-   $   (1,715)
                                                        ==========   ==========

               Hedge loss related to the portion of cash flow hedging instruments excluded from assessment of effectiveness had impact on earnings for 2004 and 2003 of $ 0.6 million and $ 0.7 million loss respectively. Cash flow hedges were not discontinued during the years ended December 31, 2004 and 2003.

               As of December 31, 2005 and 2004 the Company has no derivatives instruments outstanding.

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

NOTE 14 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

          a.   Transactions with related parties:

                                                     YEAR ENDED DECEMBER 31
                                                   ---------------------------
                                                    2005      2004      2003
                                                   -------   -------   -------
                                                           In thousands
                                                   ---------------------------
                    Net revenues                   $   409   $ 1,303   $ 2,433
                                                   =======   =======   =======
                    Purchases and other expenses   $     7   $    21   $   249
                                                   =======   =======   =======


               The above transactions were made with one of the Company's shareholders in the ordinary course of business, at prices agreed upon in negotiations between the parties, taking into account the volume of orders, at customary supplier credit terms.

               As to options granted to the Company's former CEO, see note 10b.

          b.   Related parties balances:

                                                                DECEMBER 31
                                                             -----------------
                                                              2005       2004
                                                             -------   -------
                                                               In thousands
                                                             -----------------
                    Current receivables - presented in
                     the balance sheets among "accounts
                     receivable - trade"                           -   $   126
                                                             =======   =======
                    Current liabilities - presented under
                     "accounts payable and accruals"               -   $    20
                                                             =======   =======

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION :

          a.   Information on operating segments:

               Operating segments:

               1)   General:

                    The Company conducts its worldwide operations in six operating segments as follows:

                    Delta USA, U.S upper market and Europe- these segments are engaged in manufacturing and marketing of intimate apparel to various customers in the U.S and European markets. Socks-the segment is engaged in manufacturing and marketing of socks to various customers in the U.S and European markets.

                    Delta marketing Israel - this segment is engaged in marketing of intimate apparel, mainly under the Delta Brand name, to various customers in Israel through retail and wholesale operations.

                    China - this segment, which started its operation during 2005, is engaged in manufacturing of intimate apparel to other segments.

                    The company's reportable segments are based on the 6 divisions internally reported and regularly reviewed by the company's CEO. The company's CEO is the company's chief operating decision maker (CODM), for the purpose of making decisions about resources to be allocated to the segment and for assessing its performance. These 6 operating segments have not been aggregated for segment reporting purposes.

                    In 2005 the Company changed its internal organization by transferring Socks marketing operations in Israel to the managerial responsibility of Delta Marketing Israel. In addition, US upper market and the textile divisions were merged. Numbers included below have been reclassified accordingly.

                    Starting 2006, following a management decision, the Seem-free and the elastic tape operation would be conducted independently and will be presented as a separate segment. Up until 2005, the Seem-free and the elastic tape operation financial data is include in the US Upper market segment.

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

               Selling prices of intersegment revenues are based on negotiation between the segments and when applicable upon market price.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (continued):

               b)   Financial data relating to reportable operating segments:

                                                     US UPPER
                                     DELTA USA         MARKET          EUROPE          SOCKS
                                    -----------     -----------     -----------     -----------
                                                       (U.S. $ In thousands)
                                    -----------------------------------------------------------
Year ended December 31, 2005:
Net revenues:
  To unaffiliated customers         $   267,887     $    77,551     $   163,245     $   126,760
  Intersegment                                      $    19,959     $       214     $     4,126
                                    -----------     -----------     -----------     -----------
Total net revenues                  $   267.887     $    97,510     $   163,459     $   130,886
                                    ===========     ===========     ===========     ===========
Operating income (loss)          (1)$     5,625  (2)$   (21,749) (3)$    (8,827) (4)$    (4,990)
                                    ===========     ===========     ===========     ===========
Assets (at end of year)             $   194,515     $    70,997     $   101,789     $    50,085
                                    ===========     ===========     ===========     ===========
Assets held for sale                $       990                     $     4,723     $       941
                                    ===========     ===========     ===========     ===========
Depreciation and amortization       $     3,168     $     4,959     $     4,416     $     2,220
                                    ===========     ===========     ===========     ===========

                                      DELTA
                                    MARKETING
                                      ISRAEL           CHINA        ADJUSTMENTS        TOTAL
                                    -----------     -----------     -----------     -----------
                                                       (U.S.$ In thousands)
                                    -----------------------------------------------------------
Year ended December 31, 2005:
Net revenues:
  To unaffiliated customers         $    49,038                                     $   684,481
  Intersegment                                      $       718     $   (25,017)
                                    -----------     -----------     -----------     -----------
Total net revenues                  $    49,038     $       718     $   (25,017)    $   684,481
                                    ===========     -----------     ===========     ===========
Operating income (loss)             $     5,010     $    (2,313) (5)$      (960)    $   (28,204)
                                    ===========     ===========     ===========     ===========
Assets (at end of year)             $    24,847     $     4,760  (6)$    22,160     $   469,153
                                    ===========     ===========     ===========     ===========
Assets held for sale                                             (6)$       766     $     7,420
                                    ===========     ===========     ===========     ===========
Depreciation and amortization       $       442     $        72     $       534     $    15,811
                                    ===========     ===========     ===========     ===========

(1) Includes restructuring expenses in the amount of $1.1 million and impairment of fixed assets in the amount of $1.5 million.
(2) Includes restructuring expenses in the amount of $1.8 million, impairment of goodwill in the amount of $2.1 million and impairment of fixed assets in the amount of $5.9 million.
(3)  Includes restructuring expenses in the amount of $2.1 million.
(4) Includes restructuring expenses in the amount of $4.1 million and impairment of goodwill in the amount of $3.4 million.
(5)  Includes general corporate expenses not assignable to segments.
(6)  Includes general corporate assets not assignable to segments.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (continued):

               b) Financial data relating to reportable operating segments (continued):

                                                                                            DELTA
                                                US UPPER                                  MARKETING
                                   DELTA USA     MARKET         EUROPE        SOCKS         ISRAEL       ADJUSTMENTS     TOTAL
                                  ----------   ----------     ----------   -----------   -----------     -----------   ----------
                                                                      (U.S. $ In thousands)
                                  -----------------------------------------------------------------------------------------------
Year ended December 31, 2004:
  Net revenues:
    To unaffiliated customers     $  186,280   $   90,540     $  193,638   $   138,749   $    46,460  (1)$    (1,398)  $  654,269
    Intersegment                               $   21,312     $      165   $     5,435                   $   (26,912)         -`-
                                  ----------   ----------     ----------   -----------   -----------     -----------   ----------
  Total net revenues              $  186,280   $  111,852     $  193,803   $   144,184   $    46,460     $   (28,310)  $  654,269
                                  ==========   ==========     ==========   ===========   ===========     -----------   ==========
  Operating income (loss)         $    5,911   $     (568) (4)$    4,906   $     9,137   $     4,753  (2)$    (1,730)  $   22,409
                                  ==========   ==========     ==========   ===========   ===========     ===========   ==========
  Assets (at end of year)         $  225,744   $   98,055     $  100,264   $    56,271   $    23,866  (3)$    30,297   $  534,497
                                  ==========   ==========     ==========   ===========   ===========     ===========   ==========
  Depreciation and amortization   $    1,438   $    6,097     $    4,326   $     2,463   $       450     $       411   $   15,185
                                  ==========   ==========     ==========   ===========   ===========     ===========   ==========

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (continued):

                                                                                            DELTA
                                                US UPPER                                  MARKETING
                                   DELTA USA     MARKET         EUROPE        SOCKS         ISRAEL       ADJUSTMENTS     TOTAL
                                  ----------   ----------     ----------   -----------   -----------     -----------   ----------
                                                                      (U.S. $ In thousands)
                                  -----------------------------------------------------------------------------------------------
Year ended December 31, 2003:
  Net revenues:
    To unaffiliated customers     $  213,241   $   66,665     $  176,827   $    86,393   $    37,561  (1)$      (557)  $   580,130
    Intersegment                                   21,603            563         3,022                       (25,188)         - ;-
                                  ----------   ----------     ----------   -----------   -----------     -----------   ----------
  Total net revenues              $  213,241   $   88,268     $  177,390   $    89,415   $    37,561     $   (25,745)  $   580,130
                                  ==========   ==========     ==========   ===========   ===========     ===========   ===========
  Operating income (loss)         $   24,780   $   (8,871) (4)$    4,453   $     8,997   $     2,415  (2)$     5,042   $    36,816
                                  ==========   ==========     ==========   ===========   ===========     ===========   ===========
  Assets (at end of year)         $  137,762       84,185     $  109,377   $    69,877   $    19,774  (3)$    29,909   $   450,884
                                  ==========   ==========     ==========   ===========   ===========     ===========   ===========
  Depreciation and amortization   $    1,561   $    5,560     $    4,368   $     2,148   $       398     $       495   $    14,530
                                  ==========   ==========     ==========   ===========   ===========     ===========   ===========

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (continued):

          b.   Geographical information:

                                                                  YEAR ENDED DECEMBER 31
                                                         ------------------------------------
                                                            2005         2004        2003
                                                         ----------   ----------   ----------
                                                                      In thousands
                                                         ------------------------------------
                  1)  Revenues
                         attributed to geographic area
                         (based on the location of the
                         customers):
                         North America                   $  401,050   $  334,833   $  300,708
                         United Kingdom                     177,950      202,831      187,885
                         Europe (other than U.K.)            52,360       64,605       48,766
                         Israel                              53,121       52,000       42,771
                                                         ----------   ----------   ----------
                                                         $  684,481   $  654,269   $  580,130
                                                         ==========   ==========   ==========

                  2) The net balance of the Company's long-lived assets, by geographic location, are as follows:

                                                                     DECEMBER 31
                                                         ------------------------------------
                                                            2005         2004        2003
                                                         ----------   ----------   ----------
                                                                     In thousands
                                                         ------------------------------------
                         Israel                          $   45,508   $   57,685   $   60,108
                         Egypt                               26,270       24,464       22,218
                         United States                       13,582       15,637        8,369
                         Jordan                               8,212        9,470        9,666
                         Eastern Europe                       5,243       11,370       11,719
                         China                                4,761
                         Thailand                             2,923        2,108
                         United Kingdom                       2,076        3,831        4,429
                         Ireland                                129        1,184        5,450
                         Other                                  427        2,592        2,918
                                                         ----------   ----------   ----------
                                                         $  109,131   $  128,341   $  124,877
                                                         ==========   ==========   ==========

          c.   Revenues from principal customers:

                                                                YEAR ENDED DECEMBER 31
                                                         ------------------------------------
                                                            2005         2004         2003
                                                         ----------   ----------   ----------
                                                                     In thousands
                                                         ------------------------------------
          Customer 1 (Europe and Socks segments)         $  161,348   $  188,947   $  179,120
                                                         ==========   ==========   ==========
          Customer 2 (Delta USA and Socks segments)      $  150,556   $   86,177   $   82,472
                                                         ==========   ==========   ==========
          Customer 3 (Delta USA segment)                 $   67,064   $   70,157   $   86,829
                                                         ==========   ==========   ==========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SUBSEQUENCES EVENTS

          In May 2006 the Board of Directors approved two option plans, one for Israeli and other non-U.S. employees and the other for U.S. employees. A total of up to 1,400,000 options, representing approximately 6.5% of Delta Galil's issued capital on a fully diluted basis, may be issued under the plans. Of such number, 1,100,000 options are issuable under the plan for Israeli and other non-U.S. employees and 300,000 options are issuable under the plan for U.S. employees. Each option may be exercised for one ordinary share of the company's pursuant to terms of the relevant option plan.

          A total of 1,295,018 options were granted and 104,982 options remain available for future issuances under the plans. The exercise price of 845,016 options granted in May 2006 is $8.43 equal to the closing price of the ordinary shares of the Company on the Tel Aviv Stock Exchange on May 11, 2006 converted to US dollars based on the exchange rate of the US dollar on that date. The exercise price of 425,000 options granted in June 2006 is $7.26 equal to the closing price of the ordinary share on the Tel Aviv stock exchange on June 7, 2006 converted to US dollars and the exercise price of 25,002 options granted on June 25, 2006 is $7.59 equal to the closing price of the ordinary shares on the Tel Aviv Stock Exchange on that day. Of the 1,295,018 options granted, 766,014 were granted to executive officers.

          The plan for Israeli employees, which will be treated under the capital gains track under Section 102 of the Israeli Income Tax Ordinance, is subject to the approval of the Israeli Tax Authority. Treatment of the options granted under the plan for U.S. employees as incentive stock options, which have certain tax benefits for those receiving the options, is subject to shareholder approval at the Company's next shareholders meeting.

          The options granted vest over up to a four-year period and are exercisable over a period of three years after vesting. The vesting of 277,000 options, granted to 11 executive officers, are subject to achievement of financial performance goals. Of these options, 141,000 will vest if our pre-tax net income, excluding one-time capital gains, is at least U.S $27.5 million in 2007, and 136,000 will vest if the Company's pre-tax net income, excluding one-time capital gains, is at least U.S $32.5 million in 2008.

          The fair value of the option granted, based on the B&S model, is approximately $1.9 million and will be included in the financial statement over the vesting period.

                                   ----------
                               ------------------
                                   ----------

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


BAKER TILLY

Registered Auditor
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST
United Kingdom

10 April 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE


To the shareholders of

DELTA GALIL INDUSTRIES LTD.

Our audits of the consolidated financial statements, referred to in our report dated June 28, 2006 appearing in the 2005 Annual Report on form 20F of Delta Galil Industries Ltd. also included an audit of Financial Statement Schedule II-Valuation and Qualifying Accounts - included as an exhibit in Item 19 of this Form 20-F. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements


                                              /s/ Kesselman & Kesselman
Tel-Aviv, Israel                                  Kesselman & Kesselman
June 28, 2006                               Certified Public Accountants (Isr.)
                                            A member of PricewaterhouseCoopers
                                                  International Limited

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Three Years Ended December 31, 2005
(U.S. $ In thousand)

                                                                ADDITION -     DEDUCTION-      DEDUCTION-
                                                 BALANCE AT     CHARGED TO     CHARGED TO      CHARGED TO      BALANCE AT
                                                BEGINNING OF    COSTS AND       ACCOUNTS         COST &          END OF
                                                    YEAR         EXPENSES      RECEIVABLE       EXPENSES         YEAR
                                                ------------   ------------   ------------    ------------    ------------
Allowance for doubtful accounts:
  Year ended December 31, 2005                  $        127   $        340              -    $        (14)   $        453
                                                ============   ============   ============    ============    ============
  Year ended December 31, 2004                  $      1,038   $         26   $       (827)   $       (110)   $        127
                                                ============   ============   ============    ============    ============
  Year ended December 31, 2003                  $      1,131   $         72              -    $       (165)   $      1,038
                                                ============   ============   ============    ============    ============
Allowance for sales return:
  Year ended December 31, 2005                  $         81   $        174                   $        (81)   $        174
                                                ============   ============                   ============    ============
  Year ended December 31, 2004                  $         80   $         81                   $        (80)   $         81
                                                ============   ============                   ============    ============
  Year ended December 31, 2003                  $         74   $         80                   $        (74)   $         80
                                                ============   ============                   ============    ============
Allowance for obsolete and slow moving
inventory:
  Year ended December 31, 2005                  $     26,292   $     27,879                   $    (26,292)   $     27,879
                                                ============   ============                   ============    ============
  Year ended December 31, 2004                  $     25,926   $     26,292                   $    (25,926)   $     26,292
                                                ============   ============                   ============    ============
  Year ended December 31, 2003                  $     23,018   $     25,926                   $    (23,018)   $     25,926
                                                ============   ============                   ============    ============
Valuation Allowance in respect of deferred
income taxes:
  Year ended December 31, 2005                           -,-   $      8,932                            -,-    $      8,932
                                                ============   ============                   ============    ============
  Year ended December 31, 2004                           -,-            -,-                            -,-             -,-
                                                ============   ============                   ============    ============
  Year ended December 31, 2003                           -,-            -,-                            -,-             -,-
                                                ============   ============                   ============    ============