Form 20-F
period 2006-12-31
DELTA GALIL INDUSTRIES LTD
filed 2007-03-30
CIK 1081022

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2007

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                        COMMISSION FILE NUMBER 000-30020

                           DELTA GALIL INDUSTRIES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                    2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                     TITLE OF CLASS             NAME OF EXCHANGE
             ------------------------------   --------------------
                   Ordinary Shares (1)
             American Depositary Shares (2)   Nasdaq Global Market

----------
(1) Not for trading, but only in connection with the listing of the American Depositary Shares.

(2) Evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share, par value NIS 1.00 per share.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

          AS OF DECEMBER 31, 2006 THE REGISTRANT HAD 20,113,711 ORDINARY SHARES OUTSTANDING (INCLUDING 1,206,802 ORDINARY SHARES OWNED BY THE REGISTRANT AND 166,031 ORDINARY SHARES HELD BY A TRUSTEE IN CONNECTION WITH THE REGISTRANT'S STOCK OPTION PLANS).

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes [_] No [X]

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

                                 Yes [_] No [X]

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [_]

          Indicate by check mark which financial statement item the Registrant elected to follow:

                             Item 17 [_] Item 18 [X]

          If this is annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

                                    Yes [_] No [X]

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

  Large Accelerated filer [_] Accelerated Filer [_] Non-Accelerated Filer [X]

================================================================================

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Introduction   ........................................................    4
Item 1         Identity of Directors, Senior Management and Advisers...    5
Item 2         Offer Statistics and Expected Timetable.................    5
Item 3         Key Information.........................................    5
Item 4         Information on the Company..............................   11
Item 4A        Unresolved Staff Comments...............................   21
Item 5         Operating and Financial Review and Prospects............   22
Item 6         Directors, Senior Management and Employees..............   38
Item 7         Major Shareholders and Related Party Transactions.......   46
Item 8         Financial Information...................................   48
Item 9         The Offer and Listing...................................   48
Item 10        Additional Information..................................   50
Item 11        Quantitative and Qualitative Disclosures About Market
                  Risk.................................................   59
Item 12        Description of Securities Other Than Equity Securities..   60
Item 13        Defaults, Dividend Arrearages and Delinquencies.........   60
Item 14        Material Modifications to the Rights of Security Holders
                  and Use of Proceeds..................................   60
Item 15        Controls and Procedures.................................   60
Item 16A       Audit Committee Financial Expert........................   60
Item 16B       Code of Ethics..........................................   60
Item 16C       Principal Accountant Fees and Services..................   60
Item 16D       Exemptions from Listing Standards for Audit Committees..   61
Item 16E       Purchases of Equity Securities by the Issuer and
                  Affiliated Purchasers................................   61
Item 17        Financial Statements....................................   61
Item 18        Financial Statements....................................   61
Item 19        Exhibits................................................   61

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

          Our financial statements included in this annual report are prepared in accordance with U.S. GAAP, and the accompanying discussion of the results of our operations is based on our results under U.S. GAAP. See "Item 18. Financial Statements" and "Item 5. Operating and Financial Review and Prospects-Operating Results".

          Delta Galil had 20,113,711 ordinary shares outstanding as of March 25, 2007, including shares held by Delta Galil itself and shares held by a trustee in connection with Delta Galil's stock option plans. Percentages of outstanding shares used herein are based on 18,740,878 ordinary shares outstanding as of March 1, 2007, which excludes 1,206,802 ordinary shares held by Delta Galil, and 166,031 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3: KEY INFORMATION

3.A SELECTED FINANCIAL DATA

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

                                                                            YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                                               2002       2003       2004        2005       2006
                                                             --------   --------   --------   ---------   --------
                                                                    ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                             -----------------------------------------------------
STATEMENT OF INCOME DATA:
Net revenues .............................................   $567,298   $580,130   $654,269   $ 684,481   $706,699
Cost of revenues .........................................    454,238    463,863    533,036     582,799    574,246
                                                             --------   --------   --------   ---------   --------
Gross profit .............................................    113,060    116,267    121,233     101,682    132,453
Selling, marketing, general administrative expenses ......     84,135     82,089     98,646     107,008    107,752
Amortization of intangible asset .........................                                          779        739
Loss (gain) from realization of assets ...................         92     (3,645)      (922)         77       (686)
Impairment of fixed assets ...............................                                        7,415
Restructuring expenses ...................................      1,065      1,007      1,100       9,102      1,663
Goodwill impairment ......................................                                        5,505
                                                             --------   --------   --------   ---------   --------
Operating income (loss) ..................................     27,768     36,816     22,409     (28,204)    22,985
Financial expenses - net .................................      5,456      5,637      6,231      10,218     13,558
Other income - net .......................................        960        252        958         300
                                                             --------   --------   --------   ---------   --------
Income (loss) before taxes on income .....................     23,272     31,431     17,136     (38,122)     9,427
Income tax benefit (expense) .............................     (5,779)    (7,340)    (2,846)      2,302     (5,784)
                                                             --------   --------   --------   ---------   --------
Income (loss) after taxes on income ......................     17,493     24,091     14,290     (35,820)     3,643
Share in profits (losses) of associated companies - net ..        158       (300)      (237)        (27)
Minority interests - net .................................     (1,025)      (439)    (1,368)       (500)      (495)
                                                             --------   --------   --------   ---------   --------
Net income (loss) ........................................   $ 16,626   $ 23,352   $ 12,685   $ (36,347)  $  3,148
                                                             ========   ========   ========   =========   ========
EPS:
Basic ....................................................   $   0.88   $   1.28   $   0.69   $   (1.94)  $   0.17
                                                             ========   ========   ========   =========   ========
Diluted ..................................................   $   0.88   $   1.24   $   0.67   $   (1.94)  $   0.17
                                                             ========   ========   ========   =========   ========
Weighted average number of shares used in computation(1)
   Basic .................................................     18,914     18,313     18,478      18,695     18,700
   Diluted ...............................................     18,927     18,763     18,834      18,695     18,742
Cash dividend per ordinary shares ........................   $   0.37   $   0.52   $   0.45         -,-        -,-

(1) See note 11g of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report for a discussion of the shares used to compute net income per share for the years ended December 31, 2004, 2005 and 2006.

                                             YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------
                                 2002       2003       2004       2005       2006
                               --------   --------   --------   --------   --------
                                                ($ IN THOUSANDS)
                               ----------------------------------------------------
   BALANCE SHEET DATA:
Cash and cash equivalents ..   $ 14,491   $ 17,699   $ 22,150   $ 14,595   $ 10,342
Working capital (1) ........     67,945     56,612    127,382     80,949     54,853
Total assets ...............    441,058    450,884    534,497    476,573    450,862
Shareholders' equity .......    197,829    212,334    221,081    184,314    188,217
Amount of Share Capital ....     21,792     21,830     21,840     21,840     21,851

(1) Working capital is computed as total current assets less current liabilities.

3.B  CAPITALIZATION AND INDEBTEDNESS -

Not applicable.

3.C  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D  RISK FACTORS

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

RECENT CHANGES IN WORLD TRADE ORGANIZATION QUOTAS COULD PUT PRESSURE ON APPAREL PRICES.

          Effective January 1, 2005, the World Trade Organization's 148 member nations lifted some of the quotas on apparel and textiles. As a result, some of the textiles and textile apparel manufactured in a member nation are no longer subject to quota restrictions, although in 2006, some of the quotas on products from China were re-imposed. This change allows retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. As a result, prices of textiles and apparel, including our products, have faced downward pressure and may continue to decline. If prices decline faster than we are able to cut costs, our business and results of operations could be affected adversely.

MOST OF DELTA GALIL'S SALES ARE TO A FEW SIGNIFICANT CUSTOMERS. ANY REDUCTION OF PURCHASES BY ANY SIGNIFICANT CUSTOMER COULD MATERIALLY ADVERSELY AFFECT DELTA GALIL'S REVENUES.

          A majority of Delta Galil's revenues is from sales to three customers. In 2006, 22% of Delta Galil's revenues were from sales to Marks and Spencer, Delta Galil's largest customer. Sales to Wal-Mart reached 21% of revenues and sales to Target reached 8% of revenues. Delta Galil's contracts with its customers, including Marks & Spencer, Wal-Mart and Target are short-term and do not contain minimum purchase requirements. It is possible that, in the future, Delta Galil's customers will not purchase Delta Galil's products in the same volumes or on the same terms as in the past. Any reduction of purchases by Marks & Spencer, Wal-Mart, Target or other key customers could adversely affect Delta Galil.

DELTA GALIL HAS BENEFITED FROM ITS SHIFT OF LABOR-INTENSIVE PRODUCTION TO LOWER LABOR COST COUNTRIES. A RISE IN WAGE LEVELS IN THOSE COUNTRIES COULD ADVERSELY AFFECT DELTA GALIL'S FINANCIAL RESULTS.

          Delta Galil owns production facilities and outsources production in countries that have low labor costs. In 2006, Delta Galil produced goods in Jordan, Egypt, Turkey, Eastern Europe and the Far East that accounted for approximately 88% of its revenues. Historically, Delta Galil's operating results have benefited from this shift of labor-intensive production to lower labor cost countries, and Delta Galil intends to increase its production in low labor cost countries. Delta Galil's financial results could be harmed if wage levels increased dramatically in the countries in which Delta Galil produces. In addition, there can be no assurance that we will be able to shift additional production to lower labor cost countries.

A DETERIORATION IN ISRAEL'S RELATIONSHIP WITH NEIGHBORING COUNTRIES IN WHICH DELTA GALIL HAS PRODUCTION FACILITIES COULD INTERRUPT DELTA GALIL'S PRODUCTION AND HARM ITS FINANCIAL RESULTS.

          Products produced in Egypt, Jordan and Turkey accounted for 35% of our 2006 revenues. Delta Galil's operations in these countries depend largely on their relationship with the State of Israel. In the past, there have been hostilities between Israel and Jordan and Egypt. In addition, since October 2000, there has been an increase in hostilities between Israel and the Palestinians. As a result, several Arab states reduced the level of relations with the State of Israel, principally regarding economic and commercial activities. A deterioration in Israel's relations with Jordan or Egypt could interrupt Delta Galil's foreign production operations and would adversely affect Delta Galil.

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

DELTA GALIL'S INTERNATIONAL OPERATIONS EXPOSE IT TO THE RISK OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD HARM ITS OPERATING RESULTS.

          Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2006, Delta Galil derived 24.3% of its revenues from customers in Pounds Sterling, 8.5% in NIS, and 7.6% in Euros. More than 10% of Delta Galil's expenses in 2006 were in NIS.

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

          In order to limit Delta Galil's exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies, Delta Galil from time to time purchases forward contracts for the exchange of foreign currencies into dollars at a fixed rate. Nevertheless, these hedging transactions will not protect Delta Galil if the decline in those currencies against the dollar continues for longer than the term of the forward contracts. See Item 11:
"Quantitative and Qualitative Disclosures About Market Risk".

INTEGRATION OF RECENT ACQUISITIONS WITH DELTA GALIL REQUIRES SUBSTANTIAL MANAGERIAL RESOURCES, AND DELTA GALIL MAY BE UNABLE TO ACHIEVE INTEGRATION SUCCESSFULLY.

          In December 2004, Delta Galil acquired Burlen Corporation, and in November 2003 Delta Galil completed the acquisition of Auburn Hosiery Mills and its subsidiaries. We are continuing to integrate the facilities and personnel of these acquired companies. The integration diverts substantial attention of our senior management team from Delta Galil's daily operations, places significant pressure on our staff and other resources and poses financial, operational and legal risks. The integration may be impeded by general economic conditions, failure to integrate financial and operating systems, adverse response of competitors or clients, or regulatory developments. Any failure to complete the integration successfully could adversely affect Delta Galil.

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

GMM CAPITAL AND DOV LAUTMAN OWN OVER 50% OF DELTA GALIL'S OUTSTANDING SHARES, AND TOGETHER CAN CONTROL DELTA GALIL'S MANAGEMENT.

          GMM Capital beneficially owns 5,323,793 ordinary shares, representing 28.4% of the outstanding ordinary shares of Delta Galil. Mr. Dov Lautman the Chairman of the Board of Directors of Delta Galil, beneficially owns 4,644,993 ordinary shares, representing approximately 24.8% of the ordinary shares outstanding. Mr. Lautman and the companies that he controls have a shareholders' agreement with GMM Capital that requires each party to vote the shares it beneficially owns to elect directors designated by GMM Capital to compose 30% of the board of directors, other than independent directors, and to elect Mr. Lautman's designees for the remainder of the board, other than independent directors. In addition, the agreement provides that the appointment of a new Chief Executive Officer requires the consent of GMM Capital, and the consent of both GMM Capital and the companies controlled by Mr. Lautman is required for a number of major decisions, as described in "Item 7 -- Major Shareholders And Related Party Transactions - Shareholders Agreements." Mr. Lautman and GMM Capital have also given one another the first opportunity to buy any shares the other party wishes to sell. Mr. Lautman and GMM Capital together have the power to elect all of the directors other than independent directors, appoint management and approve actions requiring the approval of a majority of Delta Galil's shareholders.

DOV LAUTMAN, DELTA GALIL'S CHAIRMAN, FOUNDER AND ONE OF THE PRINCIPAL SHAREHOLDERS, HAS SIGNIFICANTLY CONTRIBUTED TO ITS SUCCESS. IF DOV LAUTMAN WERE TO LEAVE, DELTA GALIL COULD BE ADVERSELY AFFECTED.

          Dov Lautman, the Chairman of the Board of Directors, a founder and one of the principal shareholders of Delta Galil, has made significant contributions to its growth. Delta Galil does not have an employment agreement with Mr. Lautman. Should Mr. Lautman discontinue his service, Delta Galil's business may be adversely affected.

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

DELTA GALIL BENEFITS FROM ISRAELI GOVERNMENT PROGRAMS THAT COULD BE REDUCED OR ELIMINATED, INCREASING DELTA GALIL'S COSTS.

          Many of Delta Galil's existing production facilities in Israel were entitled to Israeli government grants and tax benefits. Delta Galil received grants until 2004 under these programs. The grant levels have been reduced in the past by the Israeli government and there can be no assurance that the Israeli government will not further reduce these investment grants. See Item 10: "Additional Information - Israeli Taxation."

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

DELTA GALIL BENEFITS FROM PRODUCING IN COUNTRIES THAT HAVE FREE TRADE AGREEMENTS WITH COUNTRIES WHERE ITS CUSTOMERS ARE LOCATED. A LOSS OF THESE FREE TRADE ADVANTAGES WOULD ELIMINATE AN IMPORTANT COMPETITIVE ADVANTAGE.

          Delta Galil benefits from Israel's free trade agreements with the United States, Canada, the European Union and the European Free Trade Association. The trade agreements permit Delta Galil to sell its Israeli manufactured products to the United States, Canada, and the member countries of the European Union and the European Free Trade Association free of customs duties and import quotas. The United States has extended the benefits of the Israel- United States Free Trade Area Agreement to goods processed in the area of Jordan in which Delta Galil has its facilities. Due to a free trade agreement between the European Union, the United States and Egypt, Delta Galil's products manufactured in Egypt can enter the EU countries and into the United States, free of duties and quotes, as well. A loss of these free trade advantages would eliminate an important competitive advantage.

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

ITEM 4: INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

          Delta Galil Industries Ltd. was incorporated in Israel in 1975 and operates as a public company with liability limited by shares under the Israeli Companies Law, 1999. Our registered offices are located at 2 Kaufman Street, Tel-Aviv 68012, Israel and our telephone number is (972) 3-519-3636. Delta Galil's ordinary shares have been listed on the Tel Aviv Stock Exchange since 1982. In 1999 the trading of Delta Galil's ADSs commenced on the Nasdaq National Market, currently named the Nasdaq Global Market. Delta Galil, with its consolidated subsidiaries, is a global manufacturer and marketer of quality private label ladies' intimate apparel, men's underwear, socks, shirts, babywear, bras, leisurewear and nightwear, knitted fabrics, dyeing, trimmings and elastic ribbons. Delta Galil sells its products to leading retailers, including:

     o    Marks & Spencer (U.K.)
     o    Wal-Mart (U.S.)
     o    Target (U.S.)
     o    Victoria's Secret (U.S.)
     o    Hema (Holland)
     o    JC Penney (U.S.)
     o    Kmart (U.S.)
     o    Mervyn's (U.S.)

and to marketers of leading brand names, including:

     o    Calvin Klein (U.S.)
     o    Nike
     o    Hugo Boss (Germany)
     o    Pierre Cardin

          Delta Galil also sells its products under brand names which are licensed to Delta Galil, such as Wilson(R), Barbie(R), Maidenform(R), Nicole Miller(R), as well as under the Delta brand name (in Israel).

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

          Delta Galil designs and develops its products primarily in the United States, England and Israel. Most of Delta Galil's products are manufactured in lower labor cost countries, such as Egypt, Jordan and Turkey as well as countries in the Far East.

CAPITAL EXPENDITURES

          The following table shows Delta Galil's fixed assets purchases in thousands US dollars for the last three years on a cash flow basis, broken down by regions. These capital expenditures were financed from Delta Galil's operating cash flow.

                           YEAR ENDED DECEMBER 31,
                         --------------------------
                           2004      2005     2006
                         -------   -------   ------
     Israel ..........   $ 6,602   $ 3,424   $2,364
     China ...........               3,665      855
     Egypt ...........     3,253     3,100      619
     North America ...       851     2,233      790
     Thailand ........                          501
     India ...........                          340
     United Kingdom ..       314       209       70
     Eastern Europe ..     1,112       109       16
     Jordan ..........       914        38       83
     Others ..........       438       256       68
                         -------   -------   ------
      Total              $13,484   $13,034   $5,706
                         =======   =======   ======

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

          Competition in the apparel market is generally based on price, quality and customer service. Delta Galil believes that it has a relative advantage over its competitors for the following reasons:

     o HIGH QUALITY INNOVATIVE PRODUCT LINES. Delta Galil produces a broad selection of fashionably designed product lines using high quality knitted materials and attractive packaging. In 1998, Delta Galil introduced seamless intimate apparel, known as "seam-free" products. These products are produced using techniques that minimize labor-intensive production functions. In 2005 Delta introduced the next generation cotton "Real Cool Cotton" (RCC). RCC(TM) uses a nano-technology process along with special treatment to increase the absorption capacity of the fabric, simultaneously transferring moisture to the surface and enabling swift evaporation.

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

     o DEVELOP RELATIONSHIPS WITH SELECTED NEW CUSTOMERS. Delta Galil is developing relationships with new customers who require high quality products to sell under their private labels or brands, are capable of ordering in significant volumes, demonstrate substantial growth potential and require Delta Galil's high level of service. Recent customer additions include Tommy Hilfiger(R), Puma(R), Polo(R), and Carrefour(R) (Europe), and Nicole Miller(R) (North America).

     o CONTINUOUSLY IMPROVE ITS MANUFACTURING EFFICIENCY. Delta Galil continuously seeks to increase manufacturing efficiencies by (1) moving labor intensive functions to lower cost countries, (2) further automating its operations and (3) introducing new technologies.

     o PURSUE STRATEGIC ACQUISITIONS. In December 2004 Delta acquired Burlen Corporation. Delta Galil may pursue additional strategic acquisitions of businesses that would complement its product lines and customer relationships.

     o BRANDING. The market positioning of brands is becoming more prominent. Behind each such brand there is a message, which brings the consumer, an emotional attachment to the product. Delta Galil, traditionally a private label manufacturer, began licensing leading brand names in the last few years for use in socks and men's and ladies' underwear. These brands include, Nicole Miller(R) worldwide; Wilson(R) and Converse(R) for socks and men's and ladies' underwear for the European and North American market; Barbie(R) for girls' sleepwear in the United States and Maidenform(R) for girls' bras in the United States. Delta handles all aspects of production from the initial processes to finished products and inventory management. Delta Galil is looking for additional brands to license.

2004 ACQUISITION

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

          In February 2006, the parties signed an amendment to the stock purchase agreement based on which the aggregate additional amount which could be paid to the selling shareholders was increased to a maximum of $18 million, subject to achieving adjusted targets over a period of six years, from 2006 to 2011. On March

15, 2006, a non-refundable payment of $1.3 million was made against future consideration with respect to 2007 and 2008 targets. In March 2007, Delta Galil made an additional $2.4 million payment to the selling shareholders with respect to 2006 targets, as agreed in the purchase agreement. This payment was recorded on December 31, 2006 as additional goodwill.

PRODUCTS

          Delta Galil works closely with its customers to design and manufacture high quality knitwear. Delta Galil produces a variety of products using cotton and man-made fibers, which are generally sold at all price levels.

          The following table outlines representative products in each of Delta Galil's product categories, key customers/brands and the percentage of total revenues that each product category represented during 2004, 2005 and 2006.

                                                                                     % OF REVENUES
                                                                                YEAR ENDED DECEMBER 31,
                                                                                -----------------------
PRODUCT CATEGORY   KEY PRODUCTS                          KEY CUSTOMERS/BRANDS      2004   2005   2006
----------------   -----------------------------------   --------------------      ----   ----   ----
Ladies' Intimate   Fashion and basic panties and bras    Marks & Spencer            54%    61%    58%
Apparel            Women's nightwear                     Wal-Mart
                   Girl's nightwear                      Target
                                                         JC Penney
                                                         Victoria's Secret
                                                         Calvin Klein

Socks              Men's, women's and children's         Marks & Spencer            23%    20%    19%
                   leisure, dress and sport socks        Nike
                                                         Wal-Mart
                                                         Hema

Men's Underwear    Briefs                                Calvin Klein               13%    11%    15%
                   Boxer shorts                          Hema
                   Mini-briefs                           Hugo Boss
                   Undershirts                           Marks & Spencer
                   Men's nightwear                       Wal-Mart
                                                         Target

Leisurewear        T-shirts                              Marks & Spencer             4%     3%     4%
                   Polo shirts
                   Sweatshirts
                   Leisure clothes

Babywear           Fashion and classic items, focusing Marks & Spencer               4%     3%     3%
                   on newborns

Others             Fabrics, elastic tapes and other                                  2%     2%     1%
                   operations
                                                                                   ---    ---    ---
                                                                                   100%   100%   100%
                                                                                   ===    ===    ===

o LADIES' INTIMATE APPAREL: Delta Galil's intimate apparel items include both fashion and basic underwear, bras and seam-free panties, tops and control underwear. The decrease in this category as a percentage of total revenues in 2006 is mainly due to the decrease in sales to Marks & Spencer due to increased competition from the Far East.

o SOCKS: Delta Galil manufactures men's, women's and children's socks in the leisure, dress and sports categories. Among the varieties of socks that Delta Galil manufactures are socks with popular cartoon and other characters that Delta Galil licenses. The decrease in this category in 2006 is mainly due to the decrease in sales in North America due to Delta's decision to cease its activity in Canada.

o MEN'S UNDERWEAR: Delta Galil manufactures men's fashion and basic underwear for customers that include marketers of fashion brands and department store private labels. The increased sales in this category in 2006 are attributed to a general increase in orders from most of our customers and due to the introduction of new Real Cool Cotton products.

o LEISUREWEAR: Delta Galil manufactures basic and fashion leisurewear in a wide variety of styles and fabrics. The products range from T-shirts, polo shirts, sweatshirts and jogging suits to leisure and fashionable blouson jackets.

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

THE NORTH AMERICAN MARKET

          Recognizing the North American market's size and diversification, Delta Galil targeted this market as its major strategic market for growth and profitability. Through internal growth and a series of acquisitions, Delta Galil has been successful in rapidly increasing its presence in the North American market. Sales to North America grew from $47.3 million (which represented 16% of total sales) in 1998 to $418.0 million (which represented 59% of total sales) in 2006. Our five largest customers in North America, Wal-Mart, Target, Victoria's Secret, JC Penney and Calvin Klein, represented approximately 79% of our 2006 sales in North America. The increase in 2006 sales in North American is mainly due to the increase in sales of ladies fashionable intimate apparel products to Victoria's Secret.

MARKS & SPENCER RELATIONSHIP

          Delta Galil is one of Marks & Spencer's five largest suppliers and has been doing business with Marks & Spencer for more than 20 years. Marks & Spencer sells all of its products under its own brand name and is one of the leading retailers of men's underwear, women's underwear and men's socks in the United Kingdom. Delta Galil is a diversified supplier to Marks & Spencer, selling to 12 different departments of the chain. Each department is independently managed, has autonomy in procurement decisions, and establishes its own product standards and supply requirements.

          Delta Galil's sales to Marks & Spencer grew from $1 million in 1981 to $49 million in 1990, to $92 million in 1995 and to $156 million in 2006, representing 22% of Delta Galil's revenues in 2006. In 2006 sales to Marks & Spencer decreased by 3% compared to 2005 mainly in the ladies category due to the increased competition from the Far East which led to erosion in selling prices and to loss of sales.

ISRAELI MARKET

          Delta Galil believes that it is among the market leaders in Israel for men's underwear, ladies' intimate apparel and socks, with $54.3 million of sales in 2006. These sales include products Delta Galil manufactures, as well as goods it imports into Israel or purchases from other Israeli suppliers. Of Delta Galil's sales in Israel, 42% were made through retail department stores and supermarkets, and 58% were made through Delta Galil's Delta Plus chain stores. As of December 31, 2006 Delta Plus had 86 stores.

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

          o KNITTING: Delta Galil produces the knitted fabric required for the underwear and other garments it manufactures in Israel and in Egypt. Delta Galil produces various types of fabric. Delta Galil operates approximately 160 automatic knitting machines, with a total production capacity of approximately 600 tons of fabric per month depending on the type of fabric produced. During 2006, Delta Galil produced approximately 410 tons of fabric per month, approximately 91% of which Delta Galil used and the remainder was sold to third parties. Delta Galil does not have any long-term supply obligations and is able to adjust its capacity for its own use when necessary. Delta Galil outsources from various suppliers the rest of the knitted fabric it requires.

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

          o SEWING: Cut fabrics are sewn to complete the product, including the addition of accessories such as elastic waist and leg bands and labels. Delta Galil is currently operating at its sewing capacity, which is, on an average basis, approximately 6 million units per month (depending on the type of product). Delta Galil operates its sewing plants, in Jordan, Egypt and the Far East. Delta Galil also subcontracts sewing functions, primarily to contractors in Israel, Egypt, the Far East and Central America.

          o TESTING AND QUALITY ASSURANCE: Delta Galil places significant emphasis on quality control and uses quality assurance teams at each stage of the manufacturing process. Delta Galil's quality assurance procedures meet the very strict quality control standards of its customers.

SEAM-LESS MANUFACTURING

          Applying technology utilized in the manufacture of hosiery, Delta Galil produces one-piece seam-less panties and bras. Seam-less technology enables the direct conversion of yarn into a nearly completed final product by a single machine. After the machine knits the basic garment, all that is required to complete the garment is dyeing and a limited amount of sewing and finishing.

         The seam-less process eliminates most stages of the manufacturing process, which required special equipment such as knitting machines, cutting equipment and extensive sewing machine operations, and personnel. This advanced computer-intensive technology enables the production of a substantially wider range of fabrics, styles and product lines. The use of the seam-less machines also improves Delta Galil's potential to manufacture fashionable products with consistently higher quality, durability and comfort.

          Delta Galil is making a major effort to capitalize on this unique technology. Delta Galil continuously engages in research and development to create additional products that use the seam-less technology. Sales of seam-less products decreased from $40.2 million in 2000 to $25.7 million in 2006. In 2006 sales increased by 7%, compared to $24.0 million in 2005. As of December 31, 2006, Delta Galil owned 270 seam-less knitting machines.

OUTSOURCING OF PRODUCTS

          Subcontractors manufactured goods in Egypt (babywear and underwear), Turkey (socks), Bulgaria (socks), Thailand, Hong Kong, Vietnam, India, Bangladesh, Dominican Republic and China (all ladies intimate apparel), which in 2006 accounted for approximately 70% of Delta Galil's revenues. Delta Galil personnel closely supervise the production by subcontractors in these countries.

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

MANAGEMENT INFORMATION SYSTEMS

          Delta Galil has invested in information technology as a tool to reduce overall costs, improve internal controls, enhance the efficiency of its garment design and manufacturing, and support the sale and distribution of its products to its customers. Delta Galil's production software processes customer orders, schedules production for such orders and monitors the products ordered during all stages of production, from knitting to sewing and during packaging and distribution. Delta Galil believes that its information technology system has been effective in meeting its demands. Delta Galil spent approximately $6.5 million in 2006 and intends to spend approximately $8 million in 2007 to improve its system's capabilities.

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

          Despite progress towards peace between Israel, its Arab neighbors and the Palestinians, major hostilities may revive. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians. In July 2006, a conflict with "Hezbollah" escalated significantly on Israel's northern border with Lebanon. The unrest in and around the areas administrated by the Palestinian Authority and on Israel's northern border may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on Delta Galil's operations and business. In addition, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. Delta Galil does not believe that the recent violence or the boycott have had a material adverse effect on Delta Galil, but there can be no assurance that further violence or restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on Delta Galil's business.

TRADE AGREEMENTS

          Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Trade in Services and to the Agreement on Basic Telecommunications Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

          Delta Galil benefits from Israel's free trade agreements with the United States, Canada, the European Union and the European Free Trade Association as well as the QIZ Free Trade Agreements between the US, Israel, Jordan & Egypt. The trade agreements enable Delta Galil to sell its products to the above mentioned countries duty & quota free. Delta Galil is in a period of major changes in the global business environment, following the elimination of quotas as part of the WTO agreement which resulted in strong pressure to lower prices and widen the competition and supply.

4.C  DELTA GALIL'S ORGANIZATIONAL STRUCTURE

          Delta Galil is an Israeli corporation that commenced operations in 1975. It currently has thirty-four subsidiaries in which it holds at least a 50% interest. The main operations are included in the following companies:

                                              PLACE OF       OWNERSHIP
                COMPANY                     INCORPORATION     INTEREST                     FUNCTION
---------------------------------------   ----------------   ---------   -------------------------------------------
Delta Galil USA Inc.                      Delaware, U.S.A.      100%     Design, development and marketing of ladies
                                                                         and girls intimate apparel.

Burlen Corp.                              Georgia, USA          100%     Design, development and marketing of ladies
                                                                         intimate apparel.

Auburn Hosiery Mills Inc.                 Kentucky, USA         100%     Design, development and marketing of socks.

Delta Textile (New York) Ltd.             New York, U.S.A.      100%     Marketing

Delta Galil Europe Ltd.                   U.K.                  100%     Distribution center and marketing services.

Delta Galil Holland B.V.                  Holland               100%     Contract manufacture and holding company.

Delta Textile Egypt  - Free Zone S.A.E.   Egypt                 100%     Manufactures men's and women's underwear and
                                                                         leisurewear.

Century Wear Corporation (WLL)            Jordan                 50%(*)  Joint venture that performs sewing
                                                                         services.

Thai Progress Garment Co. Ltd             Thailand              100%     Manufactures ladies intimate apparel.

Delta Textile Marketing Ltd.              Israel                100%     Retail and wholesale in Israel.

Delta Elastic Tapes Industries, Ltd.      Israel                 90%     Manufactures elastic tapes and other
                                                                         components used in underwear manufacture.

(*) Delta Galil effectively controls this joint venture as a result of its holding of an additional controlling share.

4.D PROPERTY, PLANT AND EQUIPMENT

          Delta Galil has manufacturing facilities in Israel, Jordan, Egypt, Bulgaria, Thailand and India. Delta Galil has also sub-contracts with manufacturers in Egypt, Turkey, Bulgaria, Central America and the Far East. In 1995, Delta Galil began transferring labor-intensive production functions from its plants in Israel and Scotland to Egypt, Jordan, Eastern Europe and the Far East. As a result all manufacturing plants in Scotland were closed by 2003 and the last sewing plant in Israel was closed in 2005. In 2006, Delta Galil closed its production facilities in Honduras and Canada as part of the restructuring plan initiated in 2005. In 2006, 88% of Delta Galil's revenues were generated from the sale of products produced in low labor cost countries, up from 49% in 2000. In 2006, goods produced in Israel represented 8% of Delta Galil's revenues, down from 35% in 2000.

          The following table summarizes the distribution of Delta Galil's revenues by location of production, stated as a percentage of total revenues for the periods indicated:

                                                                                                 % OF REVENUES
                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            -----------------------
        COUNTRY                           ACTIVITY                       PRODUCTS              2004   2005   2006
---------------------------   --------------------------------   ------------------------      ----   ----   ----
Far East                      Purchase of finished products      Ladies intimate apparel        26%    38%    45%
                              Sewing                             Leisurewear
                              Cutting                            Men's underwear

Egypt                         Knitting(2)                        Ladies' intimate apparel       18%    17%    19%
                              Dyeing(1)                          Men's underwear
                              Cutting                            Babywear
                              Sewing(2)                          Leisurewear
                              Purchase of finished products

Jordan                        Sewing(2)(3)(4)                    Ladies' intimate apparel       13%    10%    11%
                                                                 Men's underwear

Israel                        Design & Development               Ladies' intimate apparel       12%    10%     8%
                              Knitting(2)                        Men's underwear
                              Dyeing                             Socks
                              Cutting & sewing(2)                Knitted fabric
                              Production of fabrics & elastics   Elastic bands
                              Distribution center
                              Purchase of finished products

Caribbean & Central America   Sewing(2)                          Ladies' intimate apparel       10%    10%     4%
                              Cutting                            Socks
                              Knitting(1)
                              Purchase of finished products

Turkey                        Purchase of finished products      Socks                           6%     6%     5%

Eastern Europe                Knitting(1)                        Socks                           9%     5%     4%
                              Purchase of finished products

North America                 Purchase of finished products      Socks                           6%     4%     4%
                                                                                               ---    ---    ---
                                                                                               100%   100%   100%
                                                                                               ===    ===    ===

(1)  These activities are fully outsourced to local contractors.
(2)  A portion of these activities is outsourced to local contractors.
(3) This activity is performed by a joint venture in which Delta Galil has a controlling interest.
(4)  Fabric produced in Israel.

          In Israel, Delta Galil owns six facilities, including its principal production facility in Karmiel, and leases eight facilities. The leases, including all extension options, for seven facilities expire on various dates between 2008 and 2015. One lease expires in 2007. Delta Galil is confident that it can renew such lease on terms no less favorable than the existing lease. In addition, Delta Galil leases a warehouse and development center outside London and leases offices in London. Delta Galil leases manufacturing and storage facilities in Egypt pursuant to 25-year leases that expire between 2014 and 2029. Delta Galil's joint venture in Jordan leases sewing facilities in Irbid, and in Amman.

          Delta Galil leases warehouses and offices in Pennsylvania, New Jersey, Hong Kong, China and India. These leases expire between 2007 and 2014. Delta Galil is confident that it can renew these leases on terms no less favorable than existing leases. Delta Galil also owns other facilities in Bulgaria, Kentucky USA and Thailand. Management believes that Delta Galil's existing facilities are well maintained, in good operating condition and provide adequate space for Delta Galil's current level of operations. In addition, Delta Galil believes that its facilities and operations are in compliance with current governmental regulations regarding safety, health and environmental pollution. Delta Galil generally has complied with these regulations and such compliance has not had a material adverse effect on its capital expenditures, earnings or competitive position.

          During 2006 the Company sold its assets which were held for sale in Ireland, Scotland and part of its assets in the US for a total consideration of $3.1 million.

          On December 31, 2006 Delta Galil's unused real estate assets which are held for sale and include real-estate in Israel, Hungary and the United States, were classified as current assets at their net book value of $4.5 million. In January 2007 Delta Galil sold its asset which was held for sale in the United States.

          The following table shows Delta Galil's main owned and leased properties and facilities as of March 25, 2007:

         PLANT LOCATION           SQUARE FEET                     MAIN FUNCTION
-------------------------------   -----------   ------------------------------------------------
Karmiel, Israel                      534,000    Textile manufacturing
Nahariya, Israel                   2,750,000    Undeveloped beach front property held for sale
Rosh Ha'ain, Israel                   75,000    Offices and warehouse
Delta Plus retail chain, Israel      127,000    Retail
Yodfat, Israel                        42,000    Warehouse and office
Daliat El Carmel, Israel              35,500    Elastic tape manufacturing
Tel Aviv, Israel                      10,750    Main office
London, U.K.                          25,000    Offices
Northampton, and Mansfield U.K.      122,000    Warehouse and development center
Jordan                               343,000    Sewing and warehouse
Egypt                                415,000    Knitting, cutting, sewing, warehouse and offices
New Jersey, U.S.                      37,000    Offices
New York, U.S.                        37,000    Offices
Pennsylvania, U.S.                   350,000    Warehouse, logistic center and offices
Kentucky, U.S.                       250,000    Offices & warehouse
Georgia, U.S.                        495,000    Logistic center, warehouse and offices
Hong Kong                             12,000    Offices and warehouse
Hungary                              129,000    Unoccupied Logistic center held for sale
Bulgaria                              95,000    Socks manufacturing
Thailand                              30,000    Cutting and sewing
Guangzhou, China                     157,000    Offices
India                                 76,000    Socks manufacturing

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

OVERVIEW

          Following is a discussion of certain topics that will help you better understand our results of operations discussed below:

REVENUES

          Delta Galil's revenues in 2006 increased by 3.2% and amounted to $706.7 million compared to $684.5 million in 2005.

          The following table shows Delta Galil's revenues by geographical area, stated in millions of U.S. dollars and as a percentage of total revenues, for the years ended December 31, 2004, 2005 and 2006:

                                              YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------
                                        2004            2005            2006
                                   -------------   -------------   -------------
                                     $       %       $       %       $       %
                                   -----   -----   -----   -----   -----   -----
North America ..................   334.8    51.2   401.1    58.6   418.0    59.1
Europe (mainly U.K.) ...........   267.5    40.9   230.3    33.6   225.8    32.0
Israel .........................    52.0     7.9    53.1     7.8    60.1     8.5
Other ..........................                                     2.8     0.4
                                   -----   -----   -----   -----   -----   -----
Total ..........................   654.3   100.0   684.5   100.0   706.7   100.0
                                   =====   =====   =====   =====   =====   =====

          In 2006, sales to North America increased by 4.2% to $418.0 million representing 59.1% of total sales. The increase in sales to North America is attributed mainly to an increase in sales of more fashionable products to Victoria's Secret. Delta Galil's sales to Marks & Spencer, decreased by 3.4% to $155.8 million in 2006, compared to $161.3 million in 2005. The decrease in sales to Marks & Spencer is attributed mainly to the decrease in sales in the ladies category due to erosion in selling prices. This decrease was partly offset by an increase in sales in the men's category, both in units and in dollar terms. Delta Galil's sales to the European market, excluding Marks & Spencer, increased by 2.9% to $53.9 million in 2006 compared to $52.4 million in 2005. Delta Galil's sales to the Israeli market increased by 13.2% to $60.1 million in 2005 compared to $53.1 million in 2005 mainly due to the expansion of Delta Galil's retail store chain and to a better product mix.

          Effective January 1, 2005, the World Trade Organization's 148 member nations lifted some of the quotas on apparel and textiles. As a result, some of the textiles and textile apparel manufactured in a member nation will no longer be subject to quota restrictions, although in 2006, some of the quotas from China were re-imposed. This change has allowed retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. As a result, prices of textiles and apparel, including our products, have faced downward pressure and may continue to decline. If prices decline faster than we are able to cut costs, our business and results of operations could be affected adversely.

          In addition, some large retailers have attempted to bypass private label underwear manufacturers and to contract directly with factories to produce their own products. This is known as "direct sourcing". This trend is occurring in the more basic, mass-market products, in which design is less of a factor having an adverse effect on Delta Galil's sales in those categories.

          The following table shows Delta Galil's revenues by product categories, stated as a percentage of total revenues, for the years ended December 31, 2004, 2005 and 2006:

                                                         YEAR ENDED DECEMBER 31
                                                         ----------------------
                                                           2004   2005   2006
                                                           ----   ----   ----
Ladies' Intimate Apparel .............................     53.6%  61.1%  57.8%
Socks ................................................     23.0   20.2   19.3
Men's Underwear ......................................     12.9   11.1   14.7
Leisurewear ..........................................      3.7    3.1    3.6
Babywear .............................................      4.4    2.5    3.3
Fabrics and Others ...................................      2.4    2.0    1.3
                                                           ----   ----   ----
Total ................................................      100%   100%   100%
                                                           ====   ====   ====

          The decrease in revenues in the Ladies Intimate Apparel in 2006 compared to 2005 is attributed mainly to the decrease in sales to Marks & Spencer, See -"Overview". The decrease in revenues in the Socks category in 2006 compared to 2005 is attributed mainly to the decrease in sales in North America due to Delta Galil's decision to close its Canadian activity. The increase in revenues in the men's category in 2006 compared to 2005 is mainly due to a general increase in orders from most of our customers and as a result of introduction of the new Real Cool Cotton products.

REORGANIZATION PLAN IN 2006

          As part of the changes Delta decided to make in its organizational structure, its management has decided during the second quarter of 2006 to focus its Chinese operations on product development, as well as procurement of finished goods and raw materials. As a result, Delta Galil has decided to close its sewing plant in China and to concentrate Far East self-production in Thailand. This decision is also due to re-imposition of quotas on production in China starting in 2006.

          The closure of the sewing plant in China resulted in a total restructuring cost of $1.7 million and in the dismissal of approximately 700 employees. From the total cost of $1.7 million, $0.5 million was in cash primarily for severance payment and the remaining $1.2 million were non-cash, impairment of assets.

          This measure continues the efficiency efforts Delta Galil commenced in the fourth quarter of 2004, which included the closure of its logistics center in Hungary and continued with its 2005 restructuring plan, which included the following main steps:

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

          c. Reduction of manufacturing facilities in Israel and transfer of its operations to lower labor cost countries. This action resulted in total restructuring costs of $4.1 million and with the dismissal of approximately 585 employees.

          d. Consolidation of various departments into one building in Karmiel, Israel in order to cut maintenance and other overhead costs. This action resulted in a total cost of $1.1 million.

RESTRUCTURING PLAN - 2007

          In light of continuous changes in the business environment, continued erosion of the selling prices and increased competition, in March 2007 Delta Galil decided to adopt a restructuring plan, organizational changes and additional effeciency measures in order to improve the company's performance and enhance its ability to compete in the market place.

         Delta Galil intends to take the following measures:

          a. Closure of some manufacturing facilities in Israel and downsizing of others while transferring them to lower cost countries.

          b.   Downsizing manufacturing in Jordan.

          c. Organizational changes in its operational structure, development and design functions, marketing and sales operations, as well as in the finance department in the Company's headquarter in Israel. These changes will contribute to savings in overhead and the leveraging of synergies in these areas in the Israeli operations.

          d.   Expanding operations in Egypt.

          These measures will include the dismissal of approximately 600 workers in Israel as agreed with employee representative committee. Delta Galil expects to record restructuring expenses of $10 to $12 million, or $0.53 to $0.64 loss per diluted share in the first quarter of 2007. These expenses include an aggregate of approximately $5 million in cash, mainly for severance obligations. The remainder, including expenses of between $5 to $7 million, comprises non-cash provisions for impairment of assets following closures and downsizing at certain production facilities. The implementation is expected to take place over the course of a year, commencing in the second quarter of 2007.

          These steps are being taken further to Delta Galil's restructuring plan that was implemented during 2005 and 2006. Furthermore, Delta Galil plans additional efficiency measures and overhead reductions in its U.S. and U.K. headquarters.

RESULTS OF OPERATIONS

          The following table sets forth Delta Galil's results of operations expressed as a percentage of total revenues for the periods indicated:

                                                        YEAR ENDED DECEMBER 31
                                                        ----------------------
                                                          2004    2005    2006
                                                         -----   -----   -----
Net revenues ........................................    100.0%  100.0%  100.0%
Cost of revenues ....................................    (81.5)  (85.1)  (81.3)
                                                         -----   -----   -----
Gross profit ........................................     18.5    14.9    18.7
Selling, marketing, general and administrative
   expenses .........................................    (15.1)  (15.6)  (15.2)
Amortization of intangible asset ....................             (0.1)   (0.1)
Gain (loss) from realization of assets ..............      0.1      (*)    0.1
Impairment of fixed assets ..........................             (1.1)
Restructuring expenses ..............................     (0.1)   (1.3)   (0.2)
Goodwill impairment .................................             (0.9)
                                                         -----   -----   -----
Operating income (loss) .............................      3.4    (4.1)    3.3
Financial expenses - net ............................     (1.0)   (1.5)   (2.0)
Other income- net ...................................      0.2      (*)
                                                         -----   -----   -----
Income (loss) before taxes on income ................      2.6    (5.6)    1.3
Income tax benefit (expense) ........................     (0.4)    0.4    (0.8)
                                                         -----   -----   -----
Income (loss) after taxes on income (tax benefit) ...      2.2    (5.2)    0.5
Share in losses of associated companies - net .......     (0.1)     (*)
Minority interests- net .............................     (0.2)   (0.1)   (0.1)
                                                         -----   -----   -----
Net income (loss) ...................................      1.9%   (5.3)%   0.4%
                                                         =====   =====   =====

(*) Less than 0.1%.

SEGMENT RESULTS

          We have seven principal segments: Delta USA, U.S. Upper Market, Europe, Socks, Delta Marketing Israel, Seam-Less and China. Delta USA, U.S. Upper Market and Europe segments are engaged mainly in manufacturing and marketing of men's underwear and ladies intimate apparel to various customers in the U.S. and European markets. The Socks segment is engaged in manufacturing and marketing of socks to various customers in the U.S. and European markets. Delta Marketing Israel is engaged in marketing ladies intimate apparel, men's underwear and socks to various customers in Israel through retail and wholesale operations. Starting in 2006, Delta Galil decided to present separately the results of its Seam-Less segment, which were previously included in the U.S Upper Market results. The Seam-Less segment is engaged mainly in manufacturing and marketing of ladies intimate apparel products to U.S and European markets. The facility in China ceased manufacturing operations in the second quarter of 2006 and is engaged with product development and purchasing of raw materials and finished products.

          Delta Galil made certain changes to the structure of its internal organization in a manner that caused the composition of its reportable segments to change. As a result, Delta Galil has restated the corresponding items of segment information for the prior periods presented in a manner consistent with segment presentation for 2006.

          The following table sets forth Delta Galil's revenues relating to the various segments:

                                                  REVENUES BY SEGMENT
                                                ------------------------
                                                      ($ MILLION)
                                                ------------------------
                                                 2004     2005     2006
                                                ------   ------   ------
          Delta USA(1) ......................   $186.3   $267.9   $269.7
          U.S. Upper Market .................     90.3     75.7     95.3
          Europe ............................    193.8    163.5    167.3
          Socks .............................    144.2    130.9    122.5
          Delta Marketing Israel ............     46.5     49.0     54.3
          Seam-Less .........................     20.0     19.6     18.0
          China .............................               0.7      1.8
          Other and Inter segment revenues ..    (26.8)   (22.8)   (22.2)
                                                ------   ------   ------
          Total .............................   $654.3   $684.5   $706.7
                                                ======   ======   ======

(1) Including in 2004 $3.6 million of Burlen revenues, which was acquired in December 2004.

SALES BY SEGMENT IN 2006 VS. 2005

          The increase in sales in 2006 compared to 2005 by the U.S. Upper Market segment is mainly attributed to an increase in sales of more fashionable products to Victoria's Secret. The increase in sales in 2006 compared to 2005 by the Europe segment was achieved by increased intersegmental sales, which were manufactured in Egypt and Thailand factories and were part of this segment in 2006, and despite the decrease in sales to Marks and Spencer. The decrease in sales to Marks & Spencer was primarily in the ladies category due to increased competition from the Far East, resulting in loss of sales and erosion in selling prices. The decrease in sales in the ladies category in Marks & Spencer was partly offset by an increase in sales of men's underwear and children's products. Total sales of the European segment to Marks & Spencer decreased by 6% compared to 2005 in dollar terms and by 7% in pounds sterling. The decrease in sales in 2006 compared to 2005 by the Socks segment is primarily attributed to the decrease in sales in North America due to our decision to close the Canadian activity. The increase in sales in 2006 compared to 2005 by the Delta Marketing Israel segment is attributed mainly to the expansion of the retail store chain in Israel and to a better product mix.

SALES BY SEGMENT IN 2005 VS. 2004

          The increase in sales in 2005 compared to 2004 by the Delta USA segment is attributed to the acquisition of Burlen in the fourth quarter of 2004. Burlen's sales in 2005 amounted to $107.4 million compared to $3.6 million in 2004. Excluding Burlen, Delta USA sales decreased by 12% compared to 2004, mainly due to a decrease in sales to Wal-Mart explained by a reduction in sales in the ladies category. The decrease in sales by the U.S. Upper Market segment in 2005 compared to 2004, resulted primarily from a decrease in sales to Calvin Klein, especially in the men's' category and to Victoria's Secret due to different product mix and erosion in selling prices. The decrease in sales by the European segment in 2005 compared to 2004, is mainly due to an erosion of approximately 20% in selling prices to Marks & Spencer partly offset by an increase of 4% in units. Other factors that contributed to a decrease in sales by the European segment include: (1) a decrease in volume sales in the ladies category of Marks & Spencer due to increased competition and (2) a decrease in the children's category due to the same and due to the reduction of Marks & Spencer market share in the U.K. in this category. The decrease in sales by the Socks segment in 2005 compared to 2004 is mainly due to erosion of approximately 15% in selling prices especially to Marks & Spencer, partly offset by an increase of 6% in units and to the decrease in sales in North America due Delta Galil's decision to cease its activity in Canada. The increase in sales by the Israeli Market segment in 2005 compared to 2004 is attributed mainly to a different mix of products.

          The following table sets forth Delta Galil's operating results, restructuring expenses and impairment of assets by segment (in $ million):

                            OPERATING INCOME (LOSS) BY SEGMENT
                             INCLUDING RESTRUCTURING EXPENSES       RESTRUCTURING     IMPAIRMENT
                                 AND IMPAIRMENT OF ASSETS             EXPENSES         OF FIXED     IMPAIRMENT
                            ----------------------------------   ------------------     ASSETS     OF GOODWILL
                                   2004    2005     2006         2004   2005   2006      2005         2005
                                  -----   ------   -----         ----   ----   ----   ----------   -----------
Delta USA ...............         $ 5.9    $ 5.7   $13.3                 1.1              1.5
U.S. Upper Market .......           0.6    (12.6)    0.7                 1.6              3.5          2.1
Europe ..................           4.9     (8.8)    7.7          1.1    2.0
Socks ...................           9.1     (5.0)    1.4                 4.1                           3.4
Delta Marketing Israel ..           4.8      5.0     6.8
Seam Less ...............          (1.4)    (9.2)   (2.5)                                 2.4
China ...................                   (2.3)   (4.1)                       1.7
Other Adjustments .......          (1.5)    (1.0)   (0.3)                0.3
                                  -----   ------   -----         ----   ----   ----      ----         ----
   Total ................         $22.4   $(28.2)  $23.0         $1.1   $9.1   $1.7      $7.4         $5.5
                                  =====   ======   =====         ====   ====   ====      ====         ====

OPERATING INCOME (LOSS) BY SEGMENT IN 2006 VS. 2005

          The increase in the operating results of th e Delta USA segment in 2006 compared to 2005 is mainly attributed to a $1.5 million impairment of fixed assets and $1.1 million in restructuring expenses, both in 2005, which were related to the decision to close a sewing plant in Central America and a distribution center in New Jersey and to a $2.1 million inventory step-up with respect to the acquisition of Burlen, in December 2004. Higher sales volume in 2006 and improvement in management of surplus inventory also contributed to the increase in the operating results.

          The increase in the operating results of U.S. Upper Market segment in 2006 compared to 2005 is mainly attributed to the increase in sales, especially to Victoria's Secret and Calvin Klein and to the fact that the 2005 operating loss included $6.1 million of restructuring expenses and impairment of assets.

          The increase in the operating results of the European segment in 2006 compared to the loss in 2005 is mainly attributed to the implementation of the restructuring plan which included the cease of the activity in East Europe, from a decrease in air freight cost due to improvement in on time deliveries and due to the improved exchange rates of the pound sterling and the Euro versus the U.S. dollar.

          The increase in the operating results of the Socks segment from a loss of $5.0 million in 2005 to an income of $1.4 million in 2006 is due to $7.5 million of restructuring expenses and impairment of goodwill included in 2005 results. Excluding the restructuring expenses and goodwill impairment, the operating results decreased from an income of $2.5 million to $1.4 million due to lower sales volume and due to erosion in selling prices, especially to Marks & Spencer due to the increased competition from the Far East, offset to some extent by the improved exchange rate of the pound sterling and the Euro versus the US dollar.

          The decrease in the operating losses of the Seam-Less segment to $2.5 million, in 2006 compared to $9.2 million in 2005 was primarily due to improvement of the manufacturing processes which led to a decrease in failure costs, a better product mix, and also due to the fact that the 2005 operating loss included $2.4 of impairment of assets.

          The increase in the operating losses of the Chinese segment in 2006 compared to 2005 was primarily due to restructuring expenses totaling $1.7 million due to the cessation of the manufacturing activity during 2006. See "Overview -Reorganization Plan."

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

          The increase in the operating loss of the U.S. Upper Market segment in 2005 compared to 2004 is attributed to the impairment of fixed assets, which amounted to $3.5 million, mainly with respect to machinery and equipment in the fabric facility in Israel in connection with the restructuring plan initiated by Delta Galil, which also resulted in an additional $1.6 million of expenses related mainly to workforce reduction in this facility and other overhead reduction. The operating loss of the US Upper Market segment in 2005 also included a $2.1 million goodwill impairment, as determined based on the annual test carried out by Delta Galil which indicated a decrease in the segment assets fair value. In addition, the operating results of the US Upper Market segment in 2005 suffered from the decrease in sales volume, especially to Calvin Klein and Victoria's Secret which also resulted in a lower production level in the fabric facility in Israel and in the sewing facility in Jordan.

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

          Delta Galil started operations in China during the third quarter of 2005. The plant included sewing and cutting executed by approximately 800 employees, focusing on ladies intimate apparel products. The $2.3 million operating loss of the China facility in 2005 was attributed to the low initial production volume and also included start-up costs.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005 - CONSOLIDATED REVENUES

          Total revenues in 2006 increased by 3.2% to $706.7 million compared to $684.5 million in 2005. The increase in revenues is due mainly to the increase in sales to the US market, mainly to Victoria's Secret, and to the Israeli market.

COST OF REVENUES.

          Delta Galil's cost of revenues is comprised mainly of cost of materials, salaries and related expenses, work performed by subcontractors, depreciation and amortization and the changes in inventories of finished products and products in process. While costs associated with depreciation and indirect salaries are generally fixed, cost of materials, work performed by subcontractors and directs salaries are variable. Cost of revenues in 2006 decreased by 1.5% and amounted to $574.2 million (81.3% of revenues) compared to $582.8 million (85.1% of revenues) in 2005. The decrease in the cost of revenues in 2006 compared to 2005 despite the increase in sales is due to the implementation of the restructuring plan and improved production processes and inventory management.

GROSS PROFIT.

          Gross profit in 2006 increased by 30.3% compared to 2005 and totaled $132.5 million (18.7% of revenues), compared to $101.7 million (14.9% of revenues) in 2005. The increase in the gross margin is mainly attributed to increased sales, the implementation of the restructuring plan declared in Septenber 2005, shifting self production to subcontractors, and due to favorable exchange rates of the European currencies versus the U.S. dollar.

SELLING AND MARKETING EXPENSES.

          Delta Galil's selling and marketing expenses are comprised mainly of salaries and related expenses, professional expenses, packaging, transportation and delivery, advertising, royalties, depreciation and amortization, commissions and leases. While costs associated with salaries, professional expenses, depreciation and amortization and leases are generally fixed, packaging, transportation, delivery, advertising, royalties and commissions are more variable. Selling and marketing expenses increased by 1.7 % to $ 88.2 million (12.5% of revenues) in 2006 compared to $86.7 million (12.7% of revenues) in 2005. The increase in selling and marketing expenses is attributed mainly to higher sales volume.

GENERAL AND ADMINISTRATIVE EXPENSES.

          General and administrative expenses are comprised mainly of salaries and related expenses, entertainment and travel expenses, professional fees, doubtful accounts and bad debts, depreciation and amortization and other office expenses. General and administrative expenses decreased from $20.3 million in 2005 (2.9% of revenues) to $19.6 million in 2006 (2.7% of revenues).

AMORTIZATION OF INTANGIBLE ASSET.

          Intangible asset includes customer relations, derived from the acquisition of Burlen, and is amortized over a period of 20 years. The yearly amortization amounts to $739 thousands.

GAIN (LOSS) FROM REALIZATION OF ASSETS.

          In 2006 Delta Galil recorded a capital gain of $0.7 million, mainly from sale of vehicles compared to $0.1 million capital loss in 2005.

IMPAIRMENT OF FIXED ASSETS.

          During 2006 as a result of the restructuring plan in the Far East, Delta Galil tested the carrying amount of its fixed assets in China and recognized a total impairment of $1.2 million which is included among restructuring expenses. During 2005 and as a result of the restructuring plan following the change in operation in various divisions and the erosion in profitability, Delta Galil tested the carrying amount of its fixed assets and, as a result, recognized a total impairment of $9.8 million, of which $2.4 is included among restructuring expenses and $7.4 million is included among impairment of assets. The fixed assets which were impaired include mainly machinery and equipment in the fabric and seam-less facilities in Israel, and leasehold improvements in real-estate which would be abandoned in connection with Delta Galil's decision to consolidate most of its premises in Karmiel, Israel.

RESTRUCTURING EXPENSES.

          Due to a reorganization plan, restructuring expenses in 2006 amounted to $1.7 million compared to $9.1 million in 2005. See "Overview - Reorganization Plan".

GOODWILL IMPAIRMENT.

          In 2006 Delta Galil didn't record any goodwill impairment. In 2005 Delta Galil recorded goodwill impairment expenses in the amount of $5.5 million of which $3.4 million relates to the socks segment and $2.1 million to the U.S. Upper Market segment.

OPERATING INCOME (LOSS).

          Operating income in 2006 amounted to $23.0 million (3.3% of revenues) compared to an operating loss of $28.2 million in 2005. Operating income in 2006 included $1.7 million of restructuring expenses, while 2005 operating loss included $9.1 million of restructuring expenses and $12.9 million of impairment of assets. Operating income, excluding the above, increased from a loss of $6.2 million in 2005 to an income of $24.6 million in 2006, mainly due to the improved gross profit.

FINANCIAL EXPENSES - NET.

          Financial expenses increased by 32.7% to $13.6 million in 2006 from $10.2 million in 2005. Financial expenses are comprised mainly of interest expenses and exchange rate differences.

          The increase in 2006 financial expenses compared to 2005 is mainly attributed to the increase in the average interest rates which resulted in additional $2.0 million interest expenses and due to exchange rate differences relating to the strengthening of the pound sterling versus the U.S. dollar.

OTHER INCOME- NET.

          Other income in 2006 was zero. In 2005 other income included $0.3 million proceeds from realization of other investment.

TAXES ON INCOME.

          In 2006 Delta Galil recorded tax expenses of $5.8 million compared to a tax benefit of $2.3 million in 2005. The effective tax rate in 2006 was 61% compared to 6% in 2005. The high tax expenses in 2006 is mainly attributed to Delta Galil's decision to increase the valuation allowance in the amount $3.3 million on losses for tax purposes incurred in 2006 in Israel and in China, as it is considered more likely than not that such losses will not be realized.

MINORITY INTEREST- NET.

          Delta Galil operates sewing facilities in Jordan through a partially owned subsidiary - Century Wear Corporation (WLL). Minority interests in profit of this subsidiary and also 10% of Delta Elastic Tapes, amounted to $0.5 million in 2006 and in 2005.

NET INCOME (LOSS).

          Net income in 2006 totaled $3.1 million (0.4% of sales) compared to a loss of $36.3 million in 2005. The net income in 2006 compared to the loss in 2005 is attributed to the increase in the gross and operating income offset to some extant by the increase in financial expenses and taxes on income.

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

GROSS PROFIT.

          Gross profit in 2005 decreased by 16.1% compared to 2004 and totaled $101.7 million (14.9% of revenues), compared to $121.2 million (18.5% of revenues) in 2004. The decrease in the gross margin is mainly attributed to the erosion in selling prices, mainly to the European operation and especially with Marks & Spencer following the change in business environment due to the WTO decision to lift some of the quotas on intimate apparel and textile product coming from the Far East. This allowed retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. As a result, prices of textiles and apparel, including our products, have faced downward pressure.

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

AMORTIZATION OF INTANGIBLE ASSET.

          The amortization of the intangible asset includes customer relations, derived from the acquisition of Burlen, and is amortized over a period of 20 years.

GAIN (LOSS) FROM REALIZATION OF ASSETS.

          In 2005 Delta Galil recorded a capital loss of $0.1 million compared to $0.9 million capital gain in 2004 derived from the sale of real estate in Ireland.

IMPAIRMENT OF FIXED ASSETS.

          During 2005 and as a result of the restructuring plan following the change in operation in various divisions and the erosion in profitability, Delta Galil tested the carrying amount of its fixed assets and, as a result, recognized a total impairment of $9.8 million, of which $2.4 is included among restructuring expenses and $7.4 million is included among impairment of assets. The fixed assets which were impaired include mainly machinery and equipment in the fabric and seam-free facilities in Israel, and leasehold improvements in real-estate which would be abandoned in connection with Delta Galil's decision to consolidate most of its premises in Karmiel, Israel.

RESTRUCTURING EXPENSES.

          Due to a reorganization plan, Restructuring expenses in 2005 amounted to $9.1 million. See "Overview- Reorganization Plan" above. Restructuring expenses in 2004 related to the closure of the logistic center in Hungary.

GOODWILL IMPAIRMENT.

                    In 2005 Delta Galil recorded goodwill impairment expenses in the amount of $5.5 million of which $3.4 million relates to the socks segment and $2.1 million to the U.S. Upper Market segment.

OPERATING INCOME (LOSS).

          Operating loss in 2005 amounted to $28.2 million compared to an operating income of $22.4 million (3.4% of revenues) in 2004. The operating loss is mainly attributed to a decrease in the gross profit derived from the erosion in selling prices and due to the restructuring expenses and the impairment of fixed assets and goodwill.

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

TAXES ON INCOME.

          In 2005 Delta Galil recorded tax benefits of $2.3 million compared to tax expenses of $2.9 million in 2004. The effective tax rate in 2005 was 6% compared to 17% in 2004. The lower tax savings in 2005 is mainly attributed to Delta Galil's decision to create a valuation allowance in the amount of $8.9 million on losses for tax purposes incurred in 2005 in Israel, as it is considered more likely than not that such losses will not be realized.

SHARE IN LOSSES OF ASSOCIATED COMPANY.

          Delta Galil's share in losses of associated company includes in 2005 and in 2004 its investment in Edomit Ltd., which is accounted for by the equity method. In 2005 this share amounted to a loss of less the $0.1 million compared to a loss of $0.2 million in 2004. During the third quarter of 2005 Edomit sold its holding in a hotel and ceased its operation.

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

NET INCOME (LOSS).

          Loss in 2005 totaled $36.3 million compared to a net income of $12.7 million (1.9% of sales) in 2004. The loss in 2005 compared to the net profit in 2004 is attributed to the decrease in gross profit, impairment of fixed assets and goodwill and due to higher financial expenses and low tax benefit.

CRITICAL ACCOUNTING POLICIES

          To improve your understanding of Delta Galil's financial statements, it is important to obtain some degree of familiarity with Delta Galil's principal or significant accounting policies. These policies are described in
Note 1 to the Consolidated Financial Statements listed in Item 18. Delta Galil, in conjunction with its audit committee and its external auditors, reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of Delta Galil. As part of this process, Delta Galil has reviewed the selection and application of its critical accounting policies and financial disclosure as at December 31, 2006, and it believes that the Consolidated Financial Statements listed in Item 18 present fairly, in all material respects, the consolidated financial position of Delta Galil as at that date.

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

          Delta Galil is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic and political environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in Item 3D. - Risk Factors and Item 11 - Quantitative and Qualitative Disclosures About Market Risk. Delta Galil considers its most significant accounting policies to be those relating to fixed assets and inventory valuation, both of which, as well as Delta Galil's accounting policy relating to goodwill valuation are discussed below.

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

          Delta Galil's fixed assets cost as of December 31, 2006 amounted to $188.3 million. Depreciation and amortization expenses with respect to Delta Galil's fixed assets on an annual basis are approximately $14.1 million. An increase of 1% in the average annual depreciation rates would increase Delta Galil's depreciation and amortization expenses by approximately $1.9 million per year. A decrease in the annual rates would have the opposite effect.

          Delta tests long-lived assets for impairment, in the event an indication of impairment exists. An impairment loss would be recognized, and the assets would be written down to their estimated fair values, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets. See also note 4f of the consolidated financial statements.

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

          Delta Galil's inventories carrying value as of December 31, 2006 amounted to $131.6 million. This amount is net of an allowance for specific obsolete and slow-moving inventories in the amount of $26.7 million.

VALUATION OF INTANGIBLE ASSETS - GOODWILL

          Goodwill represents the excess of cost of investments in subsidiaries acquired over the fair value of the net assets at acquisition. Until December 31, 2001, Goodwill was amortized in equal annual installments usually over a 40-year period, the maximum allowed period under U.S. GAAP. As from January 1, 2002, pursuant to FAS 142," Goodwill and Other Intangible Assets," goodwill is no longer amortized but rather is tested for impairment annually. Delta completed the transitional impairment review of goodwill on June 30, 2002, as required by FAS 142. The various reporting units, for which separately identifiable cash flow information is available, were identified and the fair values of such reporting units were determined using the net income multiple of comparable publicly traded companies in the textile industry. Consequently, Delta has determined that there is no indication of impairment with respect to goodwill as of January 1, 2002. Delta has selected September 30 as the date on which it will perform its annual impairment test for indefinite life intangible assets. As of December 31, 2005, based on the review made by Delta Galil, the Company recorded Goodwill impairment expenses of $5.5 million with respect to the U.S. Upper Market and the Socks segments. In 2006 no impairment resulted from the annual review performed. See also note 1g of the consolidated financial statements.

          As of December 31, 2006 the goodwill included in Delta Galil's balance sheet amounted to $57.3 million, of which $55.5 million relate to the Delta USA segment and the remaining, $1.8 million relate to the European segment. Based on the annual test, as mentioned above, the asset fair value of these business units are estimated to be higher than their respective book value.

NEWLY ISSUED AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

          In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("FAS 155"). This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), with changes in fair value of such hybrid financial instrument recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FAS 133.

          FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006 (January 1, 2007, for Delta Galil). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. The adoption of this Statement is not expected to have a material effect on Delta Galil's financial statements or its results of operations.

          In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("FAS 156"). This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for Delta Galil). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. Delta Galil does not currently engage in transfers of financial assets and accordingly does not anticipate that the adoption of this statement will have a material effect on its financial statements.

          In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007, for Delta Galil). The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this Interpretation. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings, goodwill, or accumulated gains and (losses) not affecting retained earnings, as appropriate, as of the beginning of the period of adoption. The company is currently evaluating the impact of adopting FIN48 on its financial position, cash flows, and results of operations.

          In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. Delta Galil adopted SAB

108 in these financial statements and accordingly, follows SAB 108 requirements when quantifying financial statement misstatements. The adoption of SAB No.108 did not result in corrections of Delta Galil's financial statements.

          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for Delta Galil). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. Delta Galil is currently evaluating the impact of the provisions of FAS 157 on its financial position and results of operations.

          In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies," if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007, for Delta Galil). Delta Galil does not expect that the adoption of EITF 06-03 will have a material effect on its financial position and results of operations.

5.B  LIQUIDITY AND CAPITAL RESOURCES

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

          The following is a breakdown of Delta Galil's cash flows for the last three years in US $ millions:

                                                                  YEAR ENDED DECEMBER 31
                                                                 ------------------------
                                                                  2004     2005     2006
                                                                 ------   ------   ------
Net cash flow provided by operating activities ...............   $ 23.0   $ 11.6   $ 26.3
Net cash flow used in investing activities ...................    (68.9)   (14.4)    (7.6)
Net cash flow provided by (used in) financing activities(*) ..     50.2     (4.7)   (23.0)
Translation differences on cash equivalents of foreign
   currency consolidated subsidiary ..........................      0.1     (0.1)    (**)
                                                                 ------   ------   ------
Increase (decrease) in cash and cash equivalents .............   $  4.4   $ (7.6)  $ (4.3)
                                                                 ======   ======   ======

(*) Including payment of dividend to shareholders of $8.3 million in 2004. (**) Less than $0.1 millions.

          In 2006, 2005 and 2004 Delta Galil generated excess cash flow from operations of $26.3 million, $11.6 million and $23.0 million respectively. The increase in net cash flow provided by operating activities from $11.6 million in 2005 to $26.3 million in 2006 is mainly attributed to the net income in 2006 compared to the loss in 2005. The decrease in the net cash flow used in investing activities is mainly attributed to a decrease in purchase of fixed assets accompanied with increased proceeds from realization of fixed assets and assets held for sale in the amount of $4.4 million in 2006 compared to $1.1 million in 2005. Net cash flow used in financing activities in 2006 amounted to $23.0 million compared to $4.7 million in 2005. The increase in cash flow used in financing activities in 2006 is attributed mainly to the improvement in Delta's free cash flow which enable decreasing its net bank debt.

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

BANK DEBT

          Set forth in the table below are Delta Galil's bank debt for the last three years in US $ millions:

                                               YEAR ENDED DECEMBER 31
                                              ------------------------
                                               2004     2005     2006
                                              ------   ------   ------
SHORT-TERM:
   Bank loans .............................   $ 55.6   $ 80.6   $107.1
   Current maturities of long-term loans ..     27.9     29.5     16.9
                                              ------   ------   ------
      Total Short-term ....................     83.5    110.1    124.0
                                              ------   ------   ------
LONG-TERM:
      Total Long-term bank loans ..........     98.4     68.8     32.4
                                              ------   ------   ------
      Total Debt ..........................   $181.9   $178.9   $156.4
                                              ======   ======   ======

          Delta Galil has incurred bank debt mainly for acquisitions, working capital, capital expenditures and general corporate purposes. Delta Galil's bank loans bear interest at annual variable rates, which were approximately 6.4% on average for the year ended December 31, 2006 and are secured by liens on Delta Galil's assets and part of its subsidiaries. Delta Galil's bank loans are issued under secured bank lines of credit of up to $269.2 million of which, as of December 31, 2006, Delta Galil had $90.2 million available for additional borrowings under the same prevailing rates.

          Delta Galil's bank lines of credit permit either short-term or long-term borrowings and letters of credits. All of Delta Galil's short-term loans have maturities of up to three months. Part of Delta Galil's borrowings is for shorter periods in order to maintain cash management flexibility. Long-term bank loans mature in periods up to November 2009. Delta Galil and part of its subsidiaries have granted each other guarantees for each other's indebtedness.

          Delta Galil USA Inc., a subsidiary of Delta Galil is a party to a credit agreement, dated December 9, 2004, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. As of December 31, 2006, the credit agreement provided for $22.5 million in long term loans, and $60 million are short term loans. The loan bears interest at a variable rate that is linked to the Libor. As of December 31, 2006, the interest rate on the long term loan was 7.0% and on the short-term credit was 6.75%. As of December 31, 2006, the unutilized credit line was $15.0 million.

          The credit agreement included covenants based on (1) the ratio of Delta Galil USA's earnings before interest, taxes, depreciation and amortization, or EBITDA, to fixed charges; (2) the ratio of net worth to total assets of Delta Galil USA; and (3) the ratio of the sum of Delta Galil USA's (a) loans (b) letters of credit, and (c) acceptances to EBITDA.

          Delta Galil USA and the banks amended the credit agreement in January and May 2006. The material changes contained in those amendments were the following: a prepayment of $25 million of the principal amount of the long term loan; a reduction in the quarterly payment on the long term loan from $3.5 million to $1.9 million; an extension of the expiration date of the revolving loan facility from January

15, 2006 to January 31, 2007; a deposit of $4 million with Bank Leumi USA and a pledge of that deposit to the banks, an increase of 0.25% in the interest rate; and a change of the covenant mentioned above as follows:

          1. The ratio of Delta Galil USA's EBITDA to fixed charges, as defined in the credit agreement, may not be below 1 to 1 for each three -month period ended June 30, September 30, and December 31, 2006, with such ratio rising to 1.5 to 1 for the twelve months ending March 31, June 30, September 30, and December 31, 2007, and 1.6 to 1 for the twelve months ending March 31, June 30, September 30, and December 31 2008 and 2009;

          2. The ratio of net worth to total assets of Delta Galil USA may not be below 0.25 to 1 for the twelve months ended March 31, 2006 and June 30, 2006, and a ratio of 0.28 to 1 for the twelve months ending September 30, 2006 and for the twelve-month period ended December 31, 2006, with such ratio rising to 0.4 to 1 for the twelve months ending March 31, 2007 and for the end of each subsequent quarter until maturity;

          3. The ratio of the sum of Delta Galil's (a) loans (b) letters of credit, and (c) acceptances (or, collectively, debt) to EBITDA may not exceed 6.70 to 1 for the twelve months ended March 31, 2006; 5.70 to 1 for the twelve months ended June 30, 2006, and 4.0 to 1 for the twelve months ended each of September 30, 2006 and December 31, 2006, with such ratio rising to 3.5 to 1 for the twelve months ended March 31, June 30, September 30, and December 31, 2007, 3.0 to 1 for the twelve months ending March 31, 2008 and for each twelve months period ending at the end of each subsequent quarter until maturity.

          In July 2006, Delta Galil USA and the banks further amended the credit agreement to revise, among other things, the prepayment terms of the term loan.

          In January 2007, Delta Galil USA and the banks entered into Amendment no. 4 to the credit agreement. The material changes contained in this amendment are the following: a prepayment of the outstanding long term loan in the principal amount of $22.5 million; an increase of the short term revolving loan from $60 million to $90 million, a change to the term loan interest rate to LIBOR + 1.5%; an extension of the expiration date of the revolving loan facility from January 31, 2007 to January 31, 2008; a subordination of Delta Galil's loan to Delta Galil USA in the amount of $20 million for a period ending December 1, 2009; a conversion of $5 million of the outstanding Delta Galil's loan to Delta Galil USA into equity of Delta Galil USA which was executed on December 31, 2006.; a release of the $4 million deposit with Bank Leumi USA; a change to the financial covenants as follows:

          1. The ratio of net worth to total assets of Delta Galil USA may not be below a ratio of 0.28 to 1 as of December 31, 2006 and as of March 31, June 30 and September 30, 2007, and a ratio of 0.3 to 1 as of December 31, 2007;

          2. The net worth of Delta Galil USA may not be less than $60 million as of December 31, 2006 and as of March 31, June 30 and September 30, 2007, and $65 million as of December 31, 2007; and

          3. For the twelve month period ending December 31, 2006, and for the rolling twelve month period ending on each subsequent fiscal quarter thereafter, Delta Galil USA shall have a profit of at least $1.00.

WORKING CAPITAL AND CAPITAL EXPENDITURES

          Working capital at December 31, 2006 was $54.9 million, compared to $80.9 million at December 31, 2005. The decrease in the working capital is attributed to the increase in short term loans replacing long term loans and to the decrease in inventory. Delta Galil believes that its working capital is sufficient for its present requirements. Delta Galil has no material commitment for capital expenditures.

5.C  RESEARCH AND DEVELOPMENT

          Delta Galil has strong in-house creative teams of designers and technology experts, consisting of fashion designers, textile designers, yarn experts, knitting experts and dyeing and finishing experts. Delta Galil's design and development expenses amounted to approximately $28 million in 2006, compared to $29 million in 2005 and $25 million in 2004.

5.D  TREND INFORMATION

          Please see "Item 3. Risk Factors - Recent Changes in World Trade Organization quotas could put pressure on apparel prices," and "Item 3. Risk Factors - If private label customers produce their own products and bypass manufacturers such as Delta Galil, our sales could decline." See also "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company" for trend information.

5.E  OFF-BALANCE SHEET ARRANGEMENTS

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

5.F  CONTRACTUAL OBLIGATIONS

          Set forth below are our contractual obligations and other commercial commitments as of December 31, 2006:

                                                     PAYMENTS DUE BY PERIOD
                                           ------------------------------------------
                                                   LESS THAN                MORE THAN
CONTRACTUAL OBLIGATIONS                    TOTAL     1 YEAR    2- 4 YEARS    5 YEARS
                                           -----   ---------   ----------   ---------
                                                      (U.S. $ IN MILLIONS)
Long-Term Debt (1) .....................    54.0      19.5        34.5
Capital Lease Obligations ..............     0.9       0.1         0.3          0.5
Operating Leases .......................    48.4       8.7        19.1         20.6
Minimum guaranteed royalties ...........     9.9       4.3         5.6
Letter of credits and bank guarantees ..    26.8      22.8         3.8          0.2
                                           -----      ----        ----         ----
Total Contractual Cash Obligations .....   140.0      55.4        63.3         21.3
                                           =====      ====        ====         ====

(1) Includes expected interest expenses on long-term debt, based on interest rates in effect as of December 31, 2006. In January 2007, the credit agreement between Delta Galil USA and Bank Hapoalim and Bank Leumi USA was amended. In connection with this amendment, Delta Galil USA pre-paid the outstanding long term loan in the principal amount of $22.5. As a result, Delta Galil USA's term loan is zero and the Delta's consolidated long term debt as of January 31, 2007 is as follows: $31.5 (Total); $11.7 (less than one year); $19.8 (2-4 years); and $0 (more than 5 years).

See Item 11: "Quantitative and Qualitative Disclosures About Market Risk" regarding obligations related to forward currency contracts.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A  DIRECTORS AND SENIOR MANAGEMENT

          The directors and executive officers of Delta Galil are as follows:

NAME                  AGE   POSITION
----                  ---   --------
Dov Lautman            71   Chairman of the Board of Directors
Isaac Dabah(3)         49   Director and Vice Chairman of the Board of Directors
Aviram Lahav           48   President and Chief Executive Officer
Yossi Hajaj            39   Senior Vice President & Chief Financial Officer
Tom Witthuhn           52   Senior Vice President & CEO of Delta Galil USA
Imad Telhami           48   Senior Vice President & Chief Operation Officer
Esti Maoz              59   Senior Vice President & Chief Marketing Officer
Israel Baum(2) (3)     68   Director
Gideon Chitayat(3)     67   Director
Aharon Dovrat          76   Director
Harvey M. Krueger      78   Director
Noam Lautman           38   Director
Giora Morag(1) (2)     62   Director
Amnon Neubach(1) (2)   62   Director
Dan Propper            66   Director
Arnon Tiberg           63   Director
Leah Perez             57   Director

(1)  External Director.

(2)  Member of the Audit Committee.

(3) Mr. Dabah, Mr. Chitayat and Mr. Baum are nominees of GMM Capital LLC, pursuant to a Shareholders Agreement between GMM Capital and the Lautman Group concerning the election of directors.

          DOV LAUTMAN is the founder of Delta Galil and has served as the Chairman of the Board of Directors since 1975 and as President and Chief Executive Officer from February 2006 till October 2006. From 1975 to 1996, Mr. Lautman was the Chief Executive Officer of Delta Galil. From 1986 to 1993, Mr. Lautman served as President of the Manufacturers Association of Israel and as the Chairman of the Coordinating Bureau of Economic Organizations of Israel. From 1993 to 1995, Mr. Lautman was the Prime Minister's Special Emissary for Economic Development. Since May 2001, Mr. Lautman has served as the chairman of the executive council of Tel Aviv University.

          ISAAC DABAH has served as a Director of Delta Galil and as Vice-Chairman of Delta Galil's Board of Directors since November 2005. He has been the Executive Director of GMM Capital LLC, one of our principal shareholders, since it was formed in January 2005. From 2003 to 2004, Mr. Dabah was CEO of the Denim Division of Jones Apparel Group, which included brands such as Gloria Vanderbilt, Polo Jeans, L.E.I. From 2002 to 2003, Mr. Dabah was CEO of Gloria Vanderbilt, a division of Jones Apparel Group. From 1993 to 2002, Mr. Dabah was CEO of Gloria Vanderbilt Apparel Corp.

          AVIRAM LAHAV has served as the CEO of Delta Galil since November 2006. Mr. Lahav has been Senior Vice President since 1997. He served as CEO of Delta Galil's Innerwear USA operations from March 2004 and was appointed as CEO of the US Upper Market Division of Delta, which merged the former Textile and Innerwear divisions. From 1997 to 2004 he served as the Chief Financial Officer of Delta Galil. From 1993 to 1997, Mr. Lahav was Chief Executive Officer of Europcar/Eurodollar Israel, a car rental company and, from 1991 to 1993, Chief Financial Officer of Mediterranean Car Agency Ltd. Mr. Lahav is a certified public accountant (Isr).

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

          TOM WITTHUHN has served as the Chief Executive Officer of Delta Galil USA since September 2006. From 1998 to 2006 he served as the Senior Vice President International Operations & Global Licensing of Fruit of the Loom. Prior to that, from 1996 to 1998, Tom served as the Vice President General Merchandise Marketing Manager of Jockey International. From 1991 to 1996 he served as the President of the B.D. Baggies Division of Tal Ltd. Mr. Witthuhn holds a B.Sc in Marketing from Madison University of Wisconsin.

          IMAD TELHAMI has served as Delta's Chief Operation Officer since January 2007. From 2002 to January 2007, Mr. Telhami has served as Senior Vice President and CEO of Delta's Innerwear USA Operation since 2002. He started his career at Delta in 1983 as a sewing plant manager. He managed several sewing plants until he was re-located to manage Delta's facilities in Scotland. In 1996 he returned to Israel when he was promoted to Lingerie Operation Director. In 1999 he was promoted to Director of Delta's Marks and Spencer Operations. Mr. Telhami holds a B.Sc in Industrial Management from Shenkar College in Israel. In March 2004 Mr. Telhami was promoted to SVP and CEO of Delta Galil's European division.

          ESTI MAOZ has served as Delta's Chief Marketing Officer since January 2007. Ms. Maoz has been with Delta Galil since its inception in 1975, and has served as Senior Vice President, Global Development and Marketing since November 2002 until January 2007. From September 1991 through October 2002, Ms. Maoz served as the President of Delta Textiles (New York) Ltd. During these years, Ms. Maoz developed and managed the marketing operations within North America. In 1987 Ms. Maoz established the new Ladies Underwear Division and managed the Division through 1991. From 1984 through 1987 Ms. Maoz served as the Corporate Director of Product Development and Design. From 1978 through 1984 Ms. Maoz served as the Manager of all the sewing plants in Delta Galil. Ms. Maoz studied Business and Marketing at the Haifa University in Haifa, Israel. Since April 2005, Ms. Maoz has served on the Board of Directors of Bagir Ltd.

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

          GIDEON CHITAYAT, has served as a director since November, 2005. He is the chairman and CEO of General Management and Business Strategy Consultant
(GMBS) Ltd. since 1985. Dr. Chitayat has served as a consultant to Chief Executive Officers and to Chairmen of Boards of Directors of several leading Israeli companies and entities in diversified fields in Israel. His main area of consultancy is competitive strategy. Dr. Chitayat currently serves on the board of directors of Paz Oil Industries Ltd., Machteshim Agan Ltd. and Teva-Israel, a subsidiary of Teva Pharmaceutical Industries Ltd. Dr. Chitayat served on the board of directors of Bank Hapoalim from 2000 until 2006. Dr. Chitayat holds a Ph.D. and an M.A. in Business and Applied Economics from the Wharton School of the University of Pennsylvania, and a M.B.A. (with honors) and B.A. (in Economics) from the Hebrew University in Jerusalem. Dr. Chitayat has held numerous academic positions at leading business schools in the United States and Israel. Dr. Chitayat has published numerous articles and a book on corporate, boards of directors and business issues.

          AHARON DOVRAT has served as a Director of Delta Galil since December 1998. Mr. Dovrat is the chairman of Dovrat & Co. Mr. Dovrat serves as a Director of Cognifit Ltd., DS Polaris Ltd., and Solgood Communication Ltd. Until April 2005 Mr. Dovrat served as a Chairman of Isal Ltd. and as a Director of Technomatix Technologies Ltd. Until 2004 he served as a Chairman of Alvarion Ltd. From 1992 to 1998.Mr. Dovrat was the chairman of the Dovrat, Shrem & Co. S.A., an investment banking firm established in 1991, as well as a Director of Domicar Ltd., Investment Company of Bank Hapoalim Ltd., Oshap Technologies Ltd. and Ordan Industries Ltd. Until 1991 Mr. Dovrat served as managing Director of Clal (Israel) Ltd., one of Israel's largest public investment companies.

          HARVEY M. KRUEGER has served as a Director of Delta Galil since August 1999. Mr. Krueger is Vice Chairman of Lehman Brothers and has been involved with that firm and Kuhn Loeb & Co., one of its constituent firms, since 1959. Mr. Krueger currently serves as a Director of Chaus Inc., and is also Chairman of Stockton Partners Inc. In addition, Mr. Krueger is former Chairman of the Peres Center for Peace, former Chairman of Cooper-Hewitt National Design Museum and the Smithsonian Institution, former and honorary Chairman of the Hebrew University of Jerusalem, and a member of the Board of Directors of Beth Israel Medical Center (NY) and Continuum Health Partners.

          NOAM LAUTMAN has been a Director of Delta Galil since October 2001. Mr. Lautman served as Director for New Ventures and Strategic Business Planning at Teva Pharmaceutical Industries Ltd (Nasdaq: TEVA) from 2002 to 2006. Mr. Lautman previously served in various managerial positions in several Israeli companies operating in the high-tech field. Mr. Lautman serves as the Chairman of the Board of Directors of Browzwear Ltd and as a Director of Nasvax Ltd. (TASE: NSVX). Mr. Lautman holds a B.Sc in Computer Science and Mathematics and an MBA from New York University. Mr. Lautman is the son of Dov Lautman, the Chairman of the Board of Directors of the Company.

          GIORA MORAG has served as a director of Delta Galil since September 2003. Mr. Morag worked at Bank Hapoalim B.M., for 27 years, until 2002. Mr. Morag held a variety of managerial positions during his career, most recently as the General Manager of the bank's UK branches. From 1996 to 1999 Mr. Morag served as General Manager of American Israel Bank Ltd, a wholly owned subsidiary of Bank Hapoalim. As of October 2006 Mr. Morag functions as an external director of Union Bank of Israel. Mr. Morag studied economics and political science at the Hebrew University.

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

          DAN PROPPER has served as a Director of Delta Galil since 1986. Mr. Propper has been the Managing Director of the OSEM Group of Companies since 1981. In April 2006, he stepped down as CEO and become active chairman of the OSEM group. Until June 1999, Mr. Propper was the President of the Manufacturers Association of Israel and Chairman of the Coordinating Bureau of Economic Organizations of Israel. Mr. Propper is also a member of the Board of Directors of The Weizmann Institute, the Technion, Israel Institute of Technology and Ben Gurion University as well as a member of the executive committees of Tel-Aviv University, and Chairman of the Boards of Directors of various industrial and high tech companies. Mr. Propper received his B.Sc. (summa cum laude) in Chemical Engineering, and food Technology from the Technion -Israel Institute of Technology.

          ARNON TIBERG has served as a Director of Delta Galil since March, 2006. He served as Delta Galil's President and Chief Executive Officer from 1996 until January 2006. Mr. Tiberg previously served as a Director of Delta Galil from 1990 until becoming the Chief Executive Officer in 1996. He is presently a Director of Nilit Ltd., Ransys Ltd., Kali Insurance Agency Ltd., and The First International Bank of Israel Ltd. Mr. Tiberg is also the Chairman of the Academic Club of the Israeli Friends of the Tel Aviv University.

          LEAH PEREZ has served as a Director of Delta Galil since October 2006. Ms. Perez has been the Head of the Fashion Design Department of Shenkar College of Engineering and Design since September 2006, and also held that position from 1994 to 2003. From 2003 to 2006 she served as Cultural Attache at the Israeli Embassy in Bogota, Colombia. Ms. Perez has curated numerous art, design and fashion design shows around the world and has published a number of articles on art. Ms. Perez earned a B.A. in History of Art and History of the Western World from Haifa University and an M.A. in History of Art from the Hebrew University in Jerusalem.

6.B COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

          The directors of Delta Galil, other than Dov Lautman who is also an employee of Delta Galil, and the directors designated by GMM Capital other than Isaac Dabah, receive a fixed annual compensation of approximately $9,100 for their services on the Board of Directors or on any committee thereof. In addition, a sum of approximately $335 is paid for attending each Board or Board committee meeting and directors are reimbursed for certain approved expenses incurred in connection with their services to Delta Galil. In 2006, Delta Galil's expenses for directors' compensation amounted to a total of approximately $128,000. The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and executive officers of Delta Galil as a group for the year ended December 31, 2006.

                                       SALARIES, DIRECTORS' FEES,   PENSION, RETIREMENT AND
                                        COMMISSIONS AND BONUSES         SIMILAR BENEFITS
                                       --------------------------   -----------------------
All directors and executive officers
   (consisting of 17 persons)                 $2.5 million                $0.1 million

          As of March 27, 2007, 1,163,758 options to purchase Delta Galil's ordinary shares were outstanding to certain executive officers and key employees (consisting of 6 persons who were granted options). See "Stock Option Plans" below and note 9 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

6.C BOARD PRACTICES

TERMS OF DIRECTORS

          Delta Galil's directors are elected at the Annual Shareholders Meeting to serve until the next annual meeting of shareholders or until their earlier removal or resignation. Delta Galil's Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board), provided the number of directors is less than fifteen or such other maximum number approved at a general meeting of shareholders. The Articles of Association also provide that the Board of Directors may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the companies law.

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

          In accordance with the Companies Law, Delta Galil has determined that the minimum number of directors with "accounting and financial expertise" that Delta Galil believes is appropriate, in light of the particulars of Delta Galil and its activities, is two (one of them is an external director). Under the Companies Law, only one of such "experts" is required to be an external director, as described below.

          Delta Galil or its subsidiaries have not entered into any service contracts with its non-employee directors that provide benefits upon termination of services.

EXTERNAL DIRECTORS AND AUDIT COMMITTEE

          Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. The external directors may not have any economic relationship with the company. External directors are elected by the shareholders. The votes in favor of their election must include at least one-third of the votes of the shareholders attending and voting who are non-controlling shareholders of the company, without taking abstentions into account. This approval requirement need not to be met if the total votes of such non-controlling shareholders who vote against the election represent 1% or less of all of the voting rights in the company. External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the shareholders at the same majority required to elect them, or by a court. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they breach their duty of loyalty to the company.

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

               (ii) the director holds an academic degree or has other higher education, in the main business sector of the company or in an area relevant to his or her position on the board; or

               (iii) the director has at least five years experience in one or more of the following (or a combined five years experience in at least two or more of these (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

          The above qualifications do not apply to external directors appointed prior to January 19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has "accounting and financial expertise"; or (ii) he or she has "professional expertise", and on the date of appointment for another term there is another external director who has "accounting and financial expertise" and the number of "accounting and financial experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

          Messrs. Giora Morag and Amnon Neubach serve as external directors of Delta Galil. Their terms expire on September 30, 2009 and December 16, 2009, respectively. The board of directors of Delta Galil determined that Mr. Amnon Neubach and Mr. Gideon Chitayat have "accounting and financial expertise" and that Mr. Giora Morag has "professional expertise".

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

          Pursuant to the listing requirements of the Nasdaq National Market, Delta Galil is required to have at least two independent directors on its board of directors and to establish an audit committee, at least a majority of whose members are independent of management. Messrs. Morag, Neubach, and Baum, who we believe meet the definitions of independence under the rules of the Securities and Exchange Commission and the Nasdaq National Market, currently serve on Delta Galil's audit committee.

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

6.D EMPLOYEES

          As of December 31, 2006, Delta Galil employed approximately 11,000 employees of these, approximately 8,200 were engaged in production, and the remainder performed administrative, marketing, logistics and other functions.

          During 2006 following Delta Galil's decision to concentrate it's Far East self production in Thailand and cease it's sewing activity in China approximately 700 employees were dismissed. See "Item 5 - Operating and Financial Review and Prospects - Reorganization plan.".

          The following table shows the geographical distribution of Delta Galil's employees, as of December 31, 2006:

          COUNTRY          NUMBER OF EMPLOYEES
          -------          -------------------
          Egypt                    4,588
          Israel                   2,075
          Jordan                   2,059
          Far East                 1,489
          United States              603
          United Kingdom             186
                                  ------
          Total                   11,000
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

          Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Delta Galil currently funds its on-going severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the Israeli National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. Until June 30, 2005 the payments to the National Insurance Institute are determined progressively in accordance with the wages and range from 10.4% to 16.3% of wages, of which the employee contributes between 43% and 64% and the employer contributes the balance. Due to a change in the Israeli National Insurance Law, starting July 1, 2005, the range is 9.8% to 16.1% of wages, of which the employee contributes between 46% and 65%. Starting January 1, 2006 the range is 8.5% to 17.7% of wages, of which employee contributes between 41% and 68%. Starting January 1, 2007 the range is 7.6% to 17.7% of the wages of which employee contributes between 46% and 68%. A majority of Delta Galil's permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Delta Galil generally contributes up to 15.8% (depending on the employee) of base wages to such plans and the permanent employees contribute 5.0% of their base wages.

6.E SHARE OWNERSHIP

          See table under Item 7: "Major Shareholders and Related Party Transactions".

STOCK OPTION PLANS

          Delta Galil has three stock option plans. The total shares that may be issued upon exercise of all outstanding options represent approximately 12% of the outstanding share capital of Delta Galil excluding 1,206,802 ordinary shares held by the company and 166,031 shares held by a trustee in connection with Delta Galil's stock option plan after taking into account shares issuable upon exercise of these options, as of March 25, 2007.

2000 STOCK OPTION PLAN

          In June 2000, Delta Galil adopted a stock option plan. Under the plan, options to purchase 809,000 ordinary shares were granted to 70 employees, including 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer till January, 2006. As of March 25, 2007, 119,375 options that were granted to 20 employees were forfeited, upon the termination of their employment and 371,500 options were expired without being exercised. The options vest over a three-year period and have an exercise price of $21.07, equal to the Tel Aviv Stock Exchange closing price on the last day of trading prior to the board of directors' approval. The options are to be held in trust by ESOP Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Income Tax Ordinance. As of December 31, 2006 all of these options were fully vested and 318,125 options were outstanding under the plan.

2002 STOCK OPTION PLAN

          In October 2002 Delta Galil adopted an additional stock option plan, under which options to purchase up to 1,100,000 ordinary shares may be granted. Under the plan, options to purchase up to 1,004,500 ordinary shares were granted to 97 employees, including 100,000 options to Arnon Tiberg, Delta Galil's President and Chief Executive Officer till January 31, 2006. The options vest over a four-year period and have an exercise price of $9.00. The options are to be held in trust by ESOP Trust Company Ltd., as trustee, for a period of at least two years from the date of grant pursuant to the requirements of the Israeli Income Tax Ordinance. As of March 25, 2007, all options were fully vested. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. Under the same plan, in May 2003 the Company granted 30,000 options to three employees of the group at an exercise price of $10.76. The options are exercisable over a three years period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. On March and August 2004 the Company granted 80,000 and 30,000 options respectively to six and one employees of the group respectively at an exercise price of $15.35 and $12.74, respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch. All options granted after January 1, 2003 may be exercised only following the elapse of two years after the end of the year in which the options were granted. As of December 31, 2006, 972,750 options were outstanding under this plan. As of March 25, 2007 options to purchase an additional 112,250 shares remain available for grant under the plan. As of March 25, 2007, 156,750 options that were granted to thirty employees were forfeited upon the termination of their employment, and 15,000 options were exercised by two employees.

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

          Under the plan options to purchase up to 1,345,018 ordinary shares were granted during 2006 as follows: The exercise price of 845,016 options granted in May 2006 is $8.43 equal to the closing price of the ordinary shares on the Tel Aviv Stock Exchange on May 11, 2006 converted to US dollars based on the exchange rate of the US dollar on that date. The exercise price of 425,000 options granted in June 7, 2006 is $7.26, equal to the closing price of the ordinary shares on the Tel Aviv Stock Exchange on June 7, 2006 converted to US dollars and the exercise price of 25,002 options granted on June 25, 2006, is $7.59 equal to the closing price of the ordinary shares on the Tel-Aviv stock exchange on that day. The exercise price of 50,000 options granted on September 21, 2006 is $9.20, equal to the closing price of the ordinary share on the Tel Aviv Stock Exchange on that day. Of the 1,345,018 options granted, 816,014 were granted to senior employees. The plan for Israeli employees is treated under the capital gains track under Section 102 of the Israeli Income Tax Ordinance. The options granted under the plan for U.S. employees as incentive stock options have certain tax benefits for those receiving the options. The options granted vest over up to a four-year period and are exercisable over a period of three years after vesting. The vesting of 277,000 options, granted to 11 senior employees, is subject to achievement of financial performance goals. Of these options, 141,000 will vest if our pre-tax net income, excluding one-time capital gains, is at least U.S $27.5 million in 2007, and 136,000 will vest if the Company's pre-tax net income, excluding one-time capital gains, is at least U.S $32.5 million in 2008. Of these said performance based options, 89,000 were forfeited as of March 15, 2007 in connection with the departure of four employees. As a result, the total number of options subject to 2007 and 2008 goals is 96,500 and 91,500, respectively. The fair value of the option granted, based on the Black and Scholes model, is approximately $1.8 million and is included in the financial statements over the vesting period.

          As of December 31, 2006, Delta Galil had outstanding options under this plan to purchase up to 1,202,732 ordinary shares. As of March 25, 2007 options to purchase an additional 255,270 shares remain available for grant under the plan.

          As of March 15, 2007, 200,288 options that were granted to eighteen employees were forfeited upon the termination of their employment.

          As of March 15, 2007, 2,435,605 options to purchase ordinary shares were outstanding under all three plans.

          The following table summarizes information regarding options outstanding at December 31, 2006:

                      NUMBER OF SHARES ISSUABLE UPON EXERCISE OF OPTIONS

                                                                           VESTED &
                                          OUTSTANDING                    EXERCISABLE
                         --------------------------------------------   ------------
                                                            WEIGHTED
                                                            AVERAGE
                                           BALANCE AT      REMAINING    BALANCE AT
                                           DECEMBER 31,   CONTRACTUAL   DECEMBER 31,
          DATE OF PLAN   EXERCISE PRICES      2006           LIFE          2006
          ------------   ---------------   ------------   -----------   ------------
                                                            (YEARS)

          June 2000          $21.07           318,125         1.1          318,125
          October 2002       $ 9.00           840,250         1.6          840,250
          October 2002       $10.76            30,000         2.1           22,500
          October 2002       $15.35            80,000         3.1           40,000
          October 2002       $12.74            22,500         3.3           15,000
          May 2006           $ 8.43           702,730         5.4
          May 2006           $ 7.26           425,000         5.5
          May 2006           $ 7.59            25,002         5.5
          May 2006           $ 9.20            50,000         5.5
                                            ---------                    ---------
                                            2,493,607                    1,235,875
                                            =========                    =========

          In March 28, 2007 the Company granted 122,000 options to eight employees at an exercise price per share of $6.95.

          Of the total options granted, 120,000 vest and exercisable as follows: first third vest on the second anniversary of the date of grant and are exercisable for three years thereafter, second third vest on the third anniversary of the date of grant and are exercisable for three years thereafter and the final third vest on the fourth anniversary of the date of grant and are exercisable for three years thereafter. The remaining 2,000 options vest and exercisable as follows: first quarter vest on the first anniversary of the date of grant and are exercisable for three years from the second anniversary of the date of grant, second quarter vest on the second anniversary of the date of grant and are exercisable for three years thereafter, third quarter vest on the third anniversary of the date of grant and are exercisable for three years thereafter and the final third vest on the fourth anniversary of the date of grant and are exercisable for three years thereafter.

          The fair value of the options granted, based on the Black and Scholes model, is approximately $0.2 million and will be recognized in the financial statement over the vesting period.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

          The following table sets forth stock ownership information (including all ordinary shares represented by ADSs) as of March 25, 2007, with respect to:

          1) Each person who is known by Delta Galil to be the beneficial owner of more than 5% of Delta Galil's outstanding ordinary shares; and

          2)   Directors and senior management (on an individual basis);

          Except where otherwise indicated, Delta Galil believes, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any other shareholders of Delta Galil. Other than as disclosed below, none of Delta Galil's directors or executive officers beneficially owns 1% or more of Delta Galil's outstanding ordinary shares.

                                         NUMBER OF        PERCENT OF
                                      ORDINARY SHARES      ORDINARY
                                        BENEFICIALLY-       SHARES
          NAME                             OWNED        OUTSTANDING(1)
          ----                        ---------------   --------------
          GMM Capital, LLC(2)             5,323,793          28.4%
          Dov Lautman(3)                  4,644,993          24.8%
          Menorah Holdings Ltd.(4)        1,095,172           5.8%
          Arnon Tiberg-Director(5)          647,588           3.5%
          Aharon Dovrat-Director             30,050          0.16%
          Harvey Krueger-Director            5, 000          0.03%
                                         ----------          ----
          Officers and directors
             as a group (aggregate)      11,746,596          62.68%
                                         ==========          ====

(1) Based on 18,740,878 ordinary shares outstanding; as of March 25, 2007, excluding 1,206,802 ordinary shares held by the Company and excluding 166,031 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

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

(4) Includes shares held by Menorah Holdings Ltd., as well as shares held by pension funds and provident funds affiliated with Menorah.

(5) Includes 439,150 shares held by Ha'lakuach Ha'Neeman (65) Ltd., a company controlled by Mr. Tiberg and 58,438 held by Mr. Tiberg. Also includes vested options held by Mr. Tiberg to purchase 150,000 ordinary shares, as follows: options to acquire 50,000 ordinary shares have an exercise price of $21.07 per share converted to NIS on the date of the exercise, and are fully vested. Of these options, 25,000 are exercisable until August 2007 and 25,000 are exercisable until August 2008. Options to acquire an additional 100,000 ordinary shares have an exercise price of $9.00 per share converted to NIS on the date of the exercise, and are fully vested. Of these options 50,000 are exercisable until November 2007, 25,000 until November 2008 and 25,000 until November 2009.

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


                                      -46

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

          o The prior approval of GMM Capital and the Lautman Group shall be required for actions by Delta Galil or its subsidiaries with respect to (i) acquisitions, dispositions or licenses of assets or businesses, other than in the ordinary course of business consistent with past practice, involving consideration with a value of more than 5% of the total assets of the Company, (ii) public issuances or private placements of bonds or similar debt securities or the payment of dividends in any fiscal year in excess of 5% of the total consolidated assets of the Company,
               (iii) the approval of the annual capital expenditure budget of Delta Galil and any material modification thereof, if the aggregate amount contemplated by such capital expenditure budget to be spent exceeds certain pre-defined thresholds and (iv) any merger, consolidation, recapitalization or equivalent transaction involving Delta Galil (other than certain intercompany transactions) or the commencement of any bankruptcy or insolvency proceedings or liquidation or winding up of the Company; and

          o The approval of the annual operating budget of Delta Galil and any material modification thereof shall require the approval of a majority of the board of directors of Delta Galil.

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

          As of March 25, 2007, GMM Capital owned 28.4% and the Lautman Group owned 24.8% of the outstanding ordinary shares of Delta Galil.

          As of March 25, 2007, Delta Galil had 21 shareholders of record resident in the United States, accounting for 29.2% of the outstanding ordinary shares. One U.S. shareholder, GMM Capital, holds 28.4% of the outstanding ordinary shares.

7B. RELATED PARTY TRANSACTIONS

          Transactions made during 2006 with a company held by GMM Capital LLC, one of the main Company's shareholders, in the ordinary course of business, amounted to $0.5 million of revenues. See "Item 10: Additional Information-Approval of Related Party Transactions under Israeli Law and item 13 to the financial statements."

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

          Following is a breakdown of dividends per ordinary share paid in the last four fiscal years:

                2003    2004   2005   2006
                ----    ----   ----   ----
               $0.52   $0.45     --     --
               =====   =====   ====   ====

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

          The table below sets forth for the periods indicated (i) the high and low last reported prices of the ordinary shares (in nominal NIS and dollars) on the TASE, and (ii) the high and low sales prices of the ADSs as reported on the Nasdaq since the year 2002. The translation into dollars is based on the daily representative rate of exchange on the last day of each period, as published by the Bank of Israel.

                                                                     ADS
                                        ORDINARY SHARES         EQUIVALENTS
                                 ----------------------------   ------------
                                     HIGH            LOW         HIGH    LOW
                                  NIS      $      NIS      $      $       $
                                 -----   -----   -----   ----   -----   ----
YEAR ENDING DECEMBER 31, 2002:   49.35   10.99   32.89   6.76   10.83   6.69
YEAR ENDING DECEMBER 31, 2003:   76.80   17.19   46.71   9.76   16.97   9.33
YEAR ENDING DECEMBER 31, 2004:   74.40   16.81   40.20   9.19   16.15   9.35

YEAR ENDING DECEMBER 31, 2005:   48.38   11.05   28.00   6.10   11.35   5.96
   First Quarter .............   48.38   11.05   38.92   8.89   11.35   9.14
   Second Quarter ............   41.67    9.53   29.56   6.46    9.81   6.50
   Third Quarter .............   36.07    8.06   28.05   6.08    8.10   5.97
   Fourth Quarter ............   33.20    7.08   28.00   6.10    7.26   5.96

YEAR ENDING DECEMBER 31, 2006:   44.33   10.34   27.67   6.01   10.54   6.05
   First Quarter .............   34.86    7.48   27.67   6.01    7.47   6.05
   Second Quarter ............   37.75    8.09   30.05   6.71    8.41   6.55
   Third Quarter .............   40.46    9.42   33.07   7.45    9.50   7.11
   Fourth Quarter ............   44.33   10.34   36.81   8.71   10.54   8.82

   MOST RECENT SIX MONTHS:

   September 2006 ............   40.46    9.42   34.61   7.92    9.50   7.85
   October 2006 ..............   41.70    9.76   38.36   9.03    9.80   8.82
   November 2006 .............   44.33   10.34   39.67   9.26   10.54   9.07
   December 2006 .............   40.85    9.67   36.81   8.71    9.79   8.86
   January 2007 ..............   39.53    9.40   33.76   7.94    9.68   7.85
   February 2007 .............   34.14    8.03   30.29   7.19    8.27   7.40

          As of March 26, 2007, the last reported price of the ordinary shares on the TASE was NIS 28.85 ($6.86) and the last reported price per ADS on Nasdaq was $7.13. Fluctuations in the exchange rate between the NIS and the dollar may affect the price of the ordinary shares on the TASE and, as a result, may affect the market price of the ADSs in the United States.

9B. PLAN OF DISTRIBUTION

    Not applicable

9C. MARKETS

    See Item "9A. Offer and Listing".

9D. SELLING SHAREHOLDERS

    Not applicable

9E. DILUTION

    Not applicable

9F. EXPENSE OF THE ISSUE

    Not applicable

ITEM 10: ADDITIONAL INFORMATION

10A. SHARE CAPITAL

Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

          Delta Galil is registered with the Israeli Registrar of Companies as a public company, with registration number 52-002560-2. Delta Galil's Articles of Association provide that Delta Galil's objectives may include any activity permitted by law, and that Delta Galil can also contribute reasonable amounts to worthwhile causes even if such contributions are not based on profit-oriented business considerations.

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

          The Companies Law provides that transactions between a company and its office holders as well as transactions with a company in which an office holder has a personal interest, which are not Extraordinary Transactions, require the approval of the board of directors, unless another manner of approval is provided by the articles of association. The transaction may not be approved if it is adverse to the company's interest. All arrangements as to compensation of the General Manager, the Chief Executive Officer and the President require approval of Delta Galil's board of directors. Unless otherwise determined by the board of directors, the compensation arrangements of office holders, other than the directors, General Manager, CEO and/or President, are at the discretion of the General Manager of Delta Galil. With respect to transactions that are related to the terms of service of a director see "Shareholder Approval" below.

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

     SHAREHOLDER APPROVAL

          The Companies Law also provides that, in addition to approval of the audit committee and the board of directors, the shareholders must approve the following, unless the Companies Law or the regulations promulgated thereunder provides an exemption for such a case:

o an Extraordinary Transaction between a public company and a controlling shareholder, including a private placement in which a controlling shareholder of the company has a personal interest;

o an Extraordinary Transaction with a third party in which a controlling shareholder of the company has a personal interest;

o the terms of employment of a controlling shareholder (or of such person's spouse, siblings, parents, grandparents, offspring, spouse's offspring and the spouses of any of the foregoing), if he is an employee of the company; and if he is an office holder of the company - the terms of his engagement or service; and

o terms of service of directors, including exculpation, indemnification, insurance or compensation and terms of their employment in other positions in the company.

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

     QUORUM; VOTING RIGHTS; RECORD DATE

          The required quorum for any general meeting is two or more shareholders present in person or by proxy and holding at least thirty-three and one-third percent (33 1/3%) of the issued voting shares. On all matters submitted to a vote of shareholders, holders of ordinary shares have one vote for each ordinary share. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the board of directors can set a record date for the purpose of a shareholder vote. The record date may be between four and twenty-one days before the date of the meeting.

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

     MEETINGS OF THE BOARD OF DIRECTORS

          The required quorum for any Board meeting is at least thirty percent (30%) of the current number of directors.

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

10C. MATERIAL CONTRACTS

          Delta Galil entered into an amendment to the Stock Purchase Agreement relating to the acquisition of Burlen Corporation. For a description of this amendment see Item 4 "Information on the Company - Recent Acquisitions". During 2006 and in the beginning of 2007, Delta Galil amended its U.S bank credit agreement. For a description of a recent amendment to the credit facility of Delta Galil USA Inc. see "Item 5 - Operating and Financial Review and Prospects
- Liquidity and Capital Resources - Debt." In May 2006, Delta Galil adopted two option plans. For a description see Item 6E "Share Ownership - Stock Option Plans."

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

CORPORATE TAX RATE

          The regular tax rate in Israel in 2006 is 31%. This rate is currently scheduled to decrease to 29% in 2007, and 25% until the year 2010 for undistributed earnings. However, the effective tax rate of a company, which derives income from an approved enterprise, may be considerably less, as further discussed below.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969 (THE "INDUSTRY ENCOURAGEMENT LAW")

          Delta Galil believes that it currently qualifies as an Industrial Company pursuant to the Industry Encouragement Law. As such, Delta Galil qualifies for certain tax benefits, including amortization of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights at the rate of 12.5% per annum and the right to file consolidated tax returns with its subsidiaries qualified as an Industrial Company and operating under the same industry. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as Delta Galil which qualify as an Industrial Company can claim special rates of depreciation such as up to 40% on a straight line basis for industrial equipment.

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

          Income derived from an Approved Enterprise is subject to a tax rate of 25%, rather than the usual rate in 2006 of 31% (as mentioned above, gradually scheduled to be reduced to 29% in 2007 and to 25% until the year 2010), for a period of ten years, commencing with the year in which the Approved Enterprise first generates taxable income. This period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Income derived from an Approved Enterprise located in Area A, which have been approved after January 1, 1997 is exempt from income tax in the first two years.

          Delta Galil first derived income from some of the abovementioned Approved Enterprises in 1999. In 1999, Delta Galil used tax benefits estimated at approximately $ 1.6 million. Due to losses for tax purposes accumulated prior to 1999 and in the years 2000 - 2006, Delta Galil had not used any of the tax benefits to which it is entitled under these government programs in these years, except with respect to accelerated depreciation on real estate property. The remaining tax benefits may be available for use in future years, under the abovementioned periods of 12 years from the year of commencement of operations and 14 years from the year of the grant of approval.

          Under the Approved Enterprise programs, Delta Galil has received grants totaling $ 1.1 million in 2004 and none in 2005 and 2006. The government of Israel has gradually reduced the investment grants available from 38% of eligible capital expenditures in 1996 to 24% of eligible capital expenditures in 1998 and thereafter.

          This lower grant rate applies to any applications in 1998 or thereafter. There can be no assurance that the Israeli government will not further reduce these investment grants.

          Delta Galil is a "Foreign Investors Company" ("FIC"), as defined by the Investment Law, and is entitled to an extended period of ten years (rather than seven years), commencing with the year in which the Approved Enterprise first generates taxable income. This ten-year period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. Delta Galil cannot assure you that it will continue to qualify as an FIC in the future, or that the benefits will be granted in the future.

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

Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 and a rate of 20% on real gains derived on or after January 1, 2006 from the sale of shares in : (1) companies publicly traded on the Tel Aviv Stock Exchange; or (2) Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel as defined in income tax order (definition stock exchange), 2004; or (3) companies dually traded on both the Tel Aviv Stock Exchange and Nasdaq or a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (1) dealers in securities; or (2) shareholders that report in accordance with the Inflationary Adjustments Law, (3) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement); (4) a sale to a related party; (5)Where the seller is "substantive shareholder" as defined in the ITO i.e, a person who directly or indirectly, alone or with another, holds at least 10% of one or more categories of means of control in a body of persons, when the shares were sold or at any time within 12 months before the sale, shall be charged tax at a rate of 25%.

          The tax basis of shares acquired prior to January 1, 2003, with respect of which the shareholders had been exempted from capital gains tax prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

DIVIDENDS.

          Individuals who are non-Israeli residents are subject to a graduated income tax on income derived from sources in Israel. On the distribution of dividends other than share dividends, income tax is withheld at the rate of 20%, or 15% in the case of dividends distributed from taxable income attributable to an Approved Enterprise, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence and a special certificate is provided.

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

          Dividends received in respect of ordinary shares or ADSs will generally be treated as foreign source income and be "passive category income" or, in the case of certain U.S. Holders, "general category income" for U.S. foreign tax credit purposes. Subject to the limitations in the Code (including minimum holding period requirements), as modified by the United States-Israel Tax Treaty, a U.S. Holder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. A U.S. Holder who does not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Holder does so with respect to all foreign income taxes.

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

PASSIVE FOREIGN INVESTMENT COMPANY

          A non-U.S. corporation classified as a passive foreign investment company (a "PFIC") for any taxable year (and in some cases for future taxable years as well) if (i) at least 75% of its gross income consists of passive income (such as certain dividends, interest, rents, royalties and gains from the disposition of certain (types of property) or (ii) at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for the year ended December 31, 2006 or for any prior year. However, this conclusion is a factual determination made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences, including (i) having certain gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and (ii) being subject to punitive interest charges on certain dividends and on certain gains from the disposition of ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as "qualified dividend income" (discussed above).

INFORMATION REPORTING AND BACKUP WITHHOLDING

          Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-8IMY) in connection with payments received in the United States or through certain intermediaries.

          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F. DIVIDENDS AND PAYING AGENTS

          Not applicable.

10G. STATEMENT BY EXPERTS

          Not applicable.

10H. DOCUMENTS ON DISPLAY

          Delta Galil files reports and other information with the SEC. These reports include certain financial and statistic information about Delta Galil, and may be accompanied by exhibits. You may read and copy any document Delta Galil files with the SEC at the SEC's Public Reference Room at 100 F Street N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          The SEC maintains an Internet website at http://www.sec.gov that contains reports and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Delta Galil began filing through the EDGAR system beginning in October 2002.

10I. SUBSIDIARY INFORMATION

          Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     EXCHANGE RATE RISK

          Although Delta Galil is an Israeli company, its functional currency is the U.S. dollar. Delta Galil has operations and sales in many countries that are not denominated in dollars, and is therefore exposed to fluctuations in the rate of exchange between the dollar and those currencies. In 2006, Delta Galil derived 24.3% of its revenues from customers in Pound Sterling, 8.5% of its revenue were in NIS, and 7.6% were in Euros. More than 10% of Delta Galil's expenses were in NIS in 2006.

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

          As of December 31, 2006, Delta Galil had entered into hedging transactions for the exchange of $10 million into pound sterling at an average rate of $1.91 per Pound Sterling for the first quarter of 2007.

          Based on current sales volumes, expenses and exchange rates, each one percent devaluation in Pound Sterling or Euro against the dollar on an yearly average would result in a decrease of approximately $1.0 million or $0.2 million, respectively, in Delta Galil's yearly operating income, and a strengthening of the Pound Sterling or Euro would have the opposite effect. Each one percent appreciation of the NIS against the dollar on yearly average would result in a decrease of $0.5 million in yearly operating income, and a devaluation of the NIS would have the opposite effect. Most of Delta Galil's bank debt is generally denominated in U.S. dollars, and, therefore, is not materially exposed to changes in currency exchange rates.

          In addition, Delta Galil hedges part of its exposure to exchange rate fluctuations between the Euro and the Pound Sterling rate and the U.S Dollar by taking part of its bank loans in these currencies.

INTEREST RATE RISK

          Most of Delta Galil's bank debt bears interest at a variable interest rate linked to the London Inter-Bank Offer Rate, or LIBOR. An increase of 100 basis points, or one percentage point on an annual average basis, in the LIBOR would increase Delta Galil's financing expenses by $1.6 million per year, based on amounts outstanding at December 31, 2006. A decrease in the LIBOR would have the opposite effect.

          For further discussion of Delta Galil's use of financial derivatives and instruments in the management of risks relating to currency and interest rate fluctuations, see notes 1(r) and 12 of the notes to Delta Galil's consolidated financial statements included in Item 18 of this annual report.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable.

                                     PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not Applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not Applicable.

ITEM 15: CONTROLS AND PROCEDURES

          Delta Galil's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Delta Galil's disclosure controls and procedures (as defined in Rule 13(a)-15(e) of the Securities Exchange Act 1934, as amended) as of December 31, 2006 have concluded that, as of such date, Delta Galil's disclosure controls and procedures were effective. Information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to Delta Galil's management, including Delta Galil's chief executive officer and chief financial officer, to allow timely decision regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

          There were no changes in Delta Galil's internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect Delta Galil's internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE; FINANCIAL EXPERT

          The Board of Directors and the Audit Committee have determined that each of Mr. Amnon Neubach and Mr. Gideon Chitayat is an Audit Committee Financial Expert.

ITEM 16B: CODE OF ETHICS

          Delta Galil has adopted a code of ethics applicable to all employees and directors. A copy is available upon request to the Chief Financial Officer, Delta Galil Industries Ltd., 2 Kaufman Street, Tel-Aviv 68012, Israel.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Delta Galil paid the following fees for professional services rendered by Kesselman & Kesselman and other members of PricewaterhouseCoopers International Ltd., for the year ended December 31, 2005 and 2006:

               2005       2006
             --------   --------
Audit fees   $520,000   $657,000
Tax fees      116,000     51,000
Other fees     90,000     84,000
             --------   --------
Total        $726,000   $792,000
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

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS.

          None.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

                                    PART III

ITEM 17: FINANCIAL STATEMENTS

          Not applicable.

ITEM 18: FINANCIAL STATEMENTS

          The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-60 hereof.

ITEM 19: EXHIBITS

          See "Exhibit Index" and Schedule II to the Consolidated Financial Statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                       ---------
REPORT OF INDEPENDENT REGISTERED PUBLIC
   ACCOUNTING FIRM                                                        F-2
CONSOLIDATED FINANCIAL STATEMENTS:
      Statements of operations                                            F-3
      Balance sheets                                                    F-4-F-5
      Statements of changes in shareholders' equity                       F-6
      Statements of cash flows                                          F-7-F-9
      Notes to financial statements                                    F-10-F-60

            The amounts are stated in U.S. dollars ($) in thousands.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

DELTA GALIL INDUSTRIES LTD.

We have audited the consolidated balance sheets of Delta Galil Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent registered public accounting firms provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations, and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) effective January 1, 2006.

Tel-Aviv, Israel                               Kesselman & Kesselman
   March 30, 2007                       Certified Public Accountant (Isr.)
                                        A member of PricewaterhouseCoopers
                                               International Limited

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (U.S. dollars in thousands, except earnings (loss) per share)

                                                              YEAR ENDED DECEMBER 31
                                                          ------------------------------
                                                            2006       2005       2004
                                                          --------   --------   --------
NET REVENUES                                              $706,699   $684,481   $654,269
COST OF REVENUES                                           574,246    582,799    533,036
                                                          --------   --------   --------
GROSS PROFIT                                               132,453    101,682    121,233
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES    107,752    107,008     98,646
AMORTIZATION OF INTANGIBLE ASSET                               739        779
LOSS (GAIN) ON SALE OF FIXED ASSETS                           (686)        77       (922)
IMPAIRMENT OF FIXED ASSETS                                              7,415
RESTRUCTURING EXPENSES                                       1,663      9,102      1,100
GOODWILL IMPAIRMENT                                                     5,505
                                                          --------   --------   --------
OPERATING INCOME (LOSS)                                     22,985    (28,204)    22,409
FINANCIAL EXPENSES - net                                    13,558     10,218      6,231
OTHER INCOME                                                             (300)      (958)
                                                          --------   --------   --------
INCOME (LOSS) BEFORE TAXES ON INCOME                         9,427    (38,122)    17,136
INCOME TAX BENEFIT (EXPENSE)                                (5,784)     2,302     (2,846)
                                                          --------   --------   --------
                                                             3,643    (35,820)    14,290
SHARE IN LOSSES OF ASSOCIATED COMPANY                                     (27)      (237)
MINORITY INTERESTS, NET                                       (495)      (500)    (1,368)
                                                          --------   --------   --------
NET INCOME (LOSS)                                         $  3,148   $(36,347)  $ 12,685
                                                          ========   ========   ========
EARNINGS (LOSS) PER SHARE:
   Basic                                                  $   0.17   $  (1.94)  $   0.69
                                                          ========   ========   ========
   Diluted                                                $   0.17   $  (1.94)  $   0.67
                                                          ========   ========   ========
WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS):
   Basic                                                    18,700     18,695     18,478
                                                          ========   ========   ========
   Diluted                                                  18,742     18,695     18,834
                                                          ========   ========   ========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)

                                                             DECEMBER 31
                                                         -------------------
                                                           2006       2005
                                                         --------   --------
                        ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                             $ 10,342   $ 14,595
   Restricted cash                                          4,000
   Accounts receivable:
      Trade                                               109,710    104,424
      Other                                                 7,573     13,244
   Inventories                                            131,556    147,142
   Assets held for sale                                     4,474      7,420
   Deferred income taxes                                    4,779      4,726
                                                         --------   --------
         Total current assets                             272,434    291,551
                                                         --------   --------
INVESTMENTS AND LONG-TERM RECEIVABLES:
   Funds in respect of employee rights upon retirement 7,001 7,021 Long-term receivables and deposits, net of current
      maturities                                            1,023        148
   Deferred income taxes                                      320        267
                                                         --------   --------
                                                            8,344      7,436
                                                         --------   --------
PROPERTY, PLANT AND EQUIPMENT,
   net of accumulated depreciation and amortization        99,263    109,131
                                                         --------   --------
GOODWILL                                                   57,334     53,689
                                                         --------   --------
INTANGIBLE ASSETS                                          13,259     14,499
                                                         --------   --------
DEFERRED CHARGES, net of accumulated amortization             228        267
                                                         --------   --------
         Total assets                                    $450,862   $476,573
                                                         ========   ========

---------------------   -----------------------  ---------------------
      D. LAUTMAN                A. LAHAV               G. MORAG
CHAIRMAN OF THE BOARD   CHIEF EXECUTIVE OFFICER        DIRECTOR

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)

                                                                DECEMBER 31
                                                            -------------------
                                                              2006       2005
                                                            --------   --------
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term bank credit                                   $107,058   $ 80,560
   Current maturities of long-term bank loans and other
      liability                                               16,981     29,623
   Accounts payable and accruals:
      Trade                                                   59,038     61,255
      Other                                                   34,504     39,164
                                                            --------   --------
         Total current liabilities                           217,581    210,602
                                                            --------   --------
LONG-TERM LIABILITIES:
   Bank loans and other liability, net of current
      maturities                                              33,196     69,677
   Liability for employee rights upon retirement               6,863      7,850
   Deferred income taxes                                       2,159      1,267
                                                            --------   --------
         Total long-term liabilities                          42,218     78,794
                                                            --------   --------
COMMITMENTS AND CONTINGENT LIABILITIES, see note 8
         Total liabilities                                   259,799    289,396
                                                            --------   --------
MINORITY INTERESTS                                             2,846      2,863
                                                            --------   --------
SHAREHOLDERS' EQUITY:
   Ordinary shares of NIS 1 par value
      December 31, 2006 and 2005:
      Authorized - 26,000,000 shares;
      Issued - 20,113,711 and 19,947,849 shares
         respectively;
      Issued and paid - 19,947,680 and 19,901,967 shares,
         respectively                                         21,851     21,840
   Additional paid-in capital                                101,562    100,749
   Retained earnings                                          75,781     72,633
   Accumulated other comprehensive loss                       (1,277)    (1,208)
   Treasury shares, at cost (1,206,802 shares,
      in December 31, 2006 and 2005)                          (9,700)    (9,700)
                                                            --------   --------
         Total shareholders' equity                          188,217    184,314
                                                            --------   --------
         Total liabilities and shareholders' equity         $450,862   $476,573
                                                            ========   ========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (U.S. dollars in thousands)

                                            SHARE CAPITAL
                                          ----------------
                                          NUMBER           ADDITIONAL                  ACCUMULATED OTHER        TREASURY
                                            OF               PAID-IN  RETAINED           COMPREHENSIVE           SHARES,
                                          SHARES PAR VALUE   CAPITAL  EARNINGS           INCOME (LOSS)           AT COST    TOTAL
                                          ------ --------- ---------- -------- -------------------------------- --------  --------
                                                                                                     UNREALIZED
                                                                                 CURRENCY   MINIMUM   LOSS FROM
                                                                               TRANSLATION  PENSION   CASHFLOW
                                                                               ADJUSTMENTS LIABILITY    HEDGE
                                                                               ----------- --------- ----------
BALANCE AT JANUARY 1, 2004                19,861  $21,830   $ 99,735  $104,607               $(788)   $(1,715)  $(11,335) $212,334
CHANGES DURING 2004:
   Net income                                                           12,685                                              12,685
   Net changes in respect of derivative
      instruments designated as a
      cash-flow hedge (net of related
      taxes of $798,000)                                                                                1,715                1,715
   Differences from translation of
      foreign currency financial
      statements                                                                     45                                         45
   Additional minimum pension liability
      adjustment (net of related taxes
      of $30,000)                                                                             (45)                             (45)
                                                                                                                          --------
   Total comprehensive income                                                                                               14,400
   Exercise of employee stock options         41       10        321                                                           331
   Tax benefit in respect of employee
      stock options exercised                                     79                                                            79
   Reissuance of treasury shares on
      acquisition of Burlen (see note 2a)                        614                                               1,635     2,249
   Cash dividend ($0.45 per share)                                      (8,312)                                             (8,312)
                                          ------  -------   --------  --------    -----      -----    -------   --------  --------
BALANCE AT DECEMBER 31, 2004              19,902  $21,840   $100,749  $108,980      $45      $(833)       -,-   $ (9,700) $221,081

CHANGES DURING 2005:
   Net loss                                                            (36,347)                                            (36,347)
   Differences from translation of
      foreign currency financial
      statements                                                                   (321)                                      (321)
   Additional minimum pension liability
      adjustment (net of related taxes
      of $65,000)                                                                              (99)                            (99)
                                                                                                                          --------
   Total comprehensive loss                                                                                                (36,767)
                                          ------  -------   --------  --------    -----      -----    -------   --------  --------
BALANCE AT DECEMBER 31, 2005              19,902  $21,840   $100,749  $ 72,633    $(276)     $(932)       -,-   $ (9,700) $184,314
CHANGES DURING 2006:
   Net Income                                                            3,148                                               3,148
   Differences from translation of
      foreign currency financial
      statements                                                                    118                                        118
   Additional minimum pension liability
      adjustment (net of related taxes
      of $54,000)                                                                               88                              88
   Loss in respect of derivative
      instruments designated as a cash
      flow hedge                                                                                         (275)                (275)
                                                                                                                          --------
   Total comprehensive income                                                                                                3,079
   Stock-based employee compensation                             448                                                           448
   Exercise of employee stock options         46       11        365                                                           376
                                          ------  -------   --------  --------    -----      -----    -------   --------  --------
BALANCE AT DECEMBER 31, 2006              19,948  $21,851   $101,562  $ 75,781    $(158)     $(844)   $  (275)  $ (9,700) $188,217
                                          ======  =======   ========  ========    =====      =====    =======   ========  ========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                 (Continued) - 1

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                                                           YEAR ENDED DECEMBER 31
                                                                       -----------------------------
                                                                         2006      2005       2004
                                                                       -------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                   $ 3,148   $(36,347)  $ 12,685
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Income and expenses not involving cash flows:
         Minority interests net                                            495        500      1,368
         Share in losses of associated company                                         27        237
         Depreciation and amortization                                  15,626     15,811     15,185
         Impairment of fixed assets                                                 7,415
         Goodwill impairment                                                        5,505
         Deferred income taxes - net                                       839     (4,872)      (279)
         Restructuring expenses                                          1,156      6,470      1,310
         Changes in accrued liability for employee rights upon
            retirement                                                     856        (16)     1,023
         Stock-based employees compensation                                448
         Loss (gain) on amounts funded in respect of employee
            rights upon retirement                                        (784)       120       (416)
         Capital loss (gain) on sale of fixed assets                      (686)        77       (922)
         Capital gain from realization of other investments                          (300)      (958)
          Erosion (Exchange differences) of long-term receivables           25          2         (6)
         Erosion of principal of long-term bank loans                                           (180)
      Changes in operating assets and liabilities:
         Long term deposit                                                (278)
         Decrease (increase) in accounts receivable                       (741)    (2,130)     1,798
         Increase (decrease) in accounts payable and accruals           (9,468)   (17,127)    12,204
         Decrease (increase) in inventories                             15,663     36,469    (20,078)
                                                                       -------   --------   --------
   Net cash provided by operating activities - forward                 $26,299   $ 11,604   $ 22,971
                                                                       =======   ========   ========

                                                                 (Continued) - 2

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                                                          YEAR ENDED DECEMBER 31
                                                                      ------------------------------
                                                                        2006       2005       2004
                                                                      --------   --------   --------
Brought forward                                                       $ 26,299   $ 11,604   $ 22,971
                                                                      --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of subsidiaries (1)                                                 (1,000)   (56,039)
   Additional payment allocated to goodwill                             (1,245)    (1,274)    (6,700)
   Purchase of property, plant and equipment                            (5,706)   (13,034)   (13,484)
   Investment grants relating to property, plant and equipment                                 1,074
   Other investments                                                                             (58)
   Amounts carried to intangible assets                                              (500)
   Proceeds from sale of property, plant and equipment                   1,274      1,071      4,318
   Proceeds from realization of assets held for sale                     3,117
   Proceeds from realization of other investments                                     300      2,640
   Loans granted to employees                                              (45)       (85)      (260)
   Collection of employees loans                                           111        223        313
   Collection of associated company's loan                                            526
   Loans granted to associated company                                                (80)       (26)
   Dividend from associated company                                                    20
   Restricted cash                                                      (4,000)
   Investment in long term deposits                                        (95)
   Amounts funded in respect of employee rights upon
      Retirement                                                          (998)      (627)      (667)
   Amounts paid in respect of employee rights upon
      Retirement                                                                       13
                                                                      --------   --------   --------
   Net cash used in investing activities                                (7,587)   (14,447)   (68,889)
                                                                      --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Purchase of long-term bank loans and other long-term liabilities                          119,000
   Repayment of long-term loans and other long-term liabilities        (49,123)   (28,079)   (10,430)
   Dividend to the Company's shareholders                                                     (8,312)
   Dividend to minority shareholders in a subsidiary                      (512)    (1,366)      (863)
   Short-term bank credit - net                                         26,498     24,957    (48,890)
   Amounts carried to deferred charges                                    (263)      (156)      (597)
   Proceeds from exercise of options                                       376                   331
                                                                      --------   --------   --------
   Net cash provided by (used in) financing activities                 (23,024)    (4,644)    50,239
                                                                      --------   --------   --------
   TRANSLATION DIFFERENCES ON CASH AND
      CASH EQUIVALENTS OF FOREIGN CURRENCY
      CONSOLIDATED SUBSIDIARY                                               59        (68)       130
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (4,312)    (7,555)     4,451
   CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       14,595     22,150     17,699
                                                                      --------   --------   --------
   CASH AND CASH EQUIVALENTS AT END OF YEAR                           $ 10,342   $ 14,595   $ 22,150
                                                                      ========   ========   ========

(1)  See next page for details.

                                                                 (Concluded) - 3

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                                                 YEAR ENDED DECEMBER 31
                                                               --------------------------
                                                                 2006     2005      2004
                                                               -------   ------   -------
    SUPPLEMENTARY DISCLOSURE OF CASH FLOW
       INFORMATION - CASH PAID DURING THE
       YEAR FOR:
       Interest                                                $10,039   $8,527   $ 4,133
                                                               =======   ======   =======
       Income taxes                                            $ 8,793   $2,268   $ 3,169
                                                               =======   ======   =======
(1) ACQUISITION OF SUBSIDIARIES, SEE ALSO NOTE 2:
    Assets and liabilities of the subsidiaries upon acquisition:
       Working capital (excluding cash and cash equivalents)                      $29,944
       Long-lived assets                                                            9,636
       Intangible asset                                                            14,778
       Goodwill arising on acquisition                                              4,930
                                                                                  -------
                                                                                   59,288
    Reissuance of treasury shares                                                  (2,249)
    Amount payable                                                        1,000    (1,000)
                                                                         ------   -------
    Cash paid - net                                                      $1,000   $56,039
                                                                         ======   =======

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOWS:

In 2006, 2005 and 2004, the net changes in outstanding balances of trade payables in respect of the purchase of property, plant and equipment were an increase (decrease) of $(0.3) million, $0.6 million and $ 0.1 million, respectively.


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

          A.   GENERAL:

               1)   Operations

                    Delta Galil Industries Ltd. (the "Company") is an Israeli corporation which, together with its subsidiaries (the "Group"), is engaged primarily in manufacturing and marketing of intimate apparel, in seven reportable operating segments - Delta USA, U.S. Upper market, Europe, Socks, Delta marketing Israel, Seam Less and China. As to the Group's segments and principal markets see note 14.

                    A significant portion of the Group's revenues is derived from three principal customers. See note 11a and 14c.

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

                    The functional currencies of a subsidiary is it's local currency (EURO). The financial statements of this subsidiary is included in consolidation based on translation into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("FAS") No. 52 issued by the FASB: assets and liabilities are translated at year end exchange rate, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders' equity, under accumulated other comprehensive loss.

          B.   PRINCIPLES OF CONSOLIDATION

               The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, "subsidiaries" are companies controlled to the extent of over 50%, the financial statements of which are consolidated with those of the Company. Significant intercompany balances and transactions were eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Group, have also been eliminated.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          C.   1. CASH EQUIVALENTS

               The Group considers all highly liquid investments, which are comprised of short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

               2. RESTRICTED CASH

               The restricted cash relates to a desposit of one of Delta's subsidiaries in connection to it's agreement with banks. The deposit was released during January 2007, see note 7e.

          D.   INVENTORIES

               Inventories are valued at the lower of cost or market. Cost is determined as follows:

               Raw materials and supplies, packaging which is part of the production line and maintenance materials - on the "moving average" basis. Finished products and products in process - direct cost (on the "moving average" basis), labor and an appropriate portion of indirect manufacturing costs.

               Inventories are written down for estimated obsolescence, based on assumptions about future demand and market conditions.

               The Company adopted the provisions of FASB Statement No. 151, "Inventory Costs," with effect from January 1, 2006. This Statement requires that abnormal idle facility expenses be recognized as current-period charges, and that allocation of fixed production overhead costs to inventory be based on normal capacity of the production facility.

               The adoption of this standard did not have a material effect on the financial statement of the company.

          E.   PROPERTY, PLANT AND EQUIPMENT

               Property, plant and equipment are stated at cost, net of accumulated depreciation and of related investment grants in the amount of $19.2 million and $ 21.9 million at December 31, 2006 and 2005, respectively.

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

          F.   INTANGIBLE ASSETS

               Intangible assets are comprised of customer relationships and exclusive license agreement, and are recorded at cost, less accumulated amortization. Customer relationships are amortized on a straight line basis over their estimated useful life of 20 years, and the exclusive license is amortized on a straight line basis over the estimated useful life of 3 years, which is equivalent to the term of the license agreement.

          G.   GOODWILL

               Under FAS 142 "Goodwill and Other Intangible Assets", goodwill is no longer amortized but tested for impairment at least annually. The Company has selected September 30 of each year as the date on which it performs its annual goodwill impairment test. As a result of this test in 2005, the Company recorded an impairment of $5.5 million. No impairment resulted from the annual review performed on September 30, 2006.

          H.   DEFERRED CHARGES

               Deferred charges represent mainly deferred financing charges with respect to bank loans received by the Company which are amortized over the credit period by the effective interest method.

               Amortization of deferred charges included among "financial expenses- net" were $302 thousand, $ 466 thousand and $ 353 thousand, for the years ended December 31, 2006, 2005 and 2004, respectively.

          I.   IMPAIRMENT IN VALUE OF LONG-LIVED ASSETS AND INTANGIBLE ASSET

               Under FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), the Company reviews long-lived assets including intangible assets subject to amortization, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

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

               As stated in note 10a, a plant of an Israeli subsidiary has been granted "approved enterprise" status and, accordingly, upon distribution of dividends by this subsidiary to the Company, such dividends may be subject to tax. In light of the Group's policy not to cause distribution of dividends, which would result in additional tax liabilities, any dividends received from the abovementioned subsidiary will be distributed to the Company's shareholders. Accordingly, no account has been taken of the additional tax in respect of the above dividends.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          M.   CONCENTRATION OF CREDIT RISKS - ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The Group's cash and cash equivalents as of December 31, 2006 and 2005 were deposited mainly with major banks in United States of America, United Kingdom and Egypt. The Company is of the opinion that the credit risk in respect of these balances is remote.

               A large part of the Group's revenues is to 3 principal customers (see also note 14d). The balance receivables from these principal customers as of December 31, 2006 and 2005 were $51,514 thousands and $ 41,070 thousands, respectively (see also note 11a). The Group does not hold any collateral from these customers; however, based on past experience with those customers and on their credit rating, the Group does not anticipate any difficulties in collecting the above balances. The balance of the item "accounts receivable - trade" is composed of a large number of customers. An appropriate allowance for doubtful accounts is included in the accounts in respect of specific debts doubtful of collection.

               The net bad debt income for the years ended December 31, 2006, 2005 and 2004 aggregated $285 thousand, $ 143 thousand and $ 950 thousand, respectively. The net bad debt income include net income that was credited directly to cost and expenses and were not reflected in the allowance of doubtful accounts in the amounts of $384 thousands, $469 thousands and $866 thousands for the years ended December 31, 2006, 2005 and 2004, respectively.

          N.   SHIPPING AND HANDLING COSTS

               The Group's shipping and handling costs are included under selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs for the years ended December 31, 2006, 2005 and 2004 were approximately $19 million, $18 million and $20 million, respectively.

          O.   ADVERTISING COSTS

               These costs are expensed as incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004 were $2.4 million, $2.5 million and $2.1 million, respectively.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          P.   STOCK BASED COMPENSATION

               Prior to January 1, 2006, the company accounted for employees' share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 - "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with Statement of Financial Accounting Standards No. 123 - "Accounting for Stock-Based Compensation" ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Company disclosed pro forma information, assuming the Company had accounted for employees' share-based payments using the fair value-based method defined in FAS 123.

               Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment" ("FAS 123(R)"). FAS 123(R) supersedes APB 25 and related interpretations and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("FAS 95"). FAS 123(R) requires awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

               In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

               The Company recognize compensation cost for an award with service and performance conditions that has a graded vesting schedule using the accelerated multiple-option approach.

               The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

               In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards". The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to FAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based payment, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123(R).

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

               Upon adoption of SFAS 123R, for the year ended December 31, 2006 no cumulative effect from accounting form accounting change was charged to income.

               The fair value of stock options granted with service and performance conditions was determined using the Black-Scholes valuation model, which is consistent with the valuation techniques previously utilized by the Company for options in footnote disclosures required under SFAS 123, as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure." Such value is recognized as an expense over the vesting period and in accordance with meeting the performance conditions respectively, net of estimated forfeitures.

               Share-based employee compensation cost for the years ended December 31, 2005 and 2004 was determined using the intrinsic value method. The following table provides pro forma financial information as if Share-based employee compensation cost had been computed under FAS 123:

                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
                                                                   2005         2004
                                                                ----------   ---------
                                                                $ IN THOUSANDS (EXCEPT
                                                                    PER SHARE DATA)
                                                                ----------------------
               Net income (loss), as reported                     $(36,347)  $12,685
               Add - stock-based employee compensation
               expense included in reported net income (loss)
                  net of related tax effect                            NIL       NIL
               Less - stock-based employee compensation
                  expense determined under fair value method,
                  net of related tax effect                           (331)     (690)
                                                                  --------   -------
               Pro forma net income (loss)                        $(36,678)  $11,995
                                                                  ========   =======
               Earnings (loss) per share:
                  Basic - as reported                             $  (1.94)  $  0.69
                  Basic - pro forma                               $  (1.96)  $  0.65
                  Diluted - as reported                           $  (1.94)  $  0.67
                  Diluted - pro forma                             $  (1.96)  $  0.64

               For the assumptions used in estimating the fair value of the options, see note 9b5.

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

               Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the year, net of treasury shares, taking into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method. In 2005 all outstanding stock options have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

               In 2006, 2,452 thousands options were excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

          R.   DERIVATIVES

               The Company enters into forward exchange contracts to hedge the cash flows resulting from sales of products, in currencies other than the functional currency. The Company does not hold derivative financial instruments for trading purposes.

               Under FAS 133 "Accounting for Derivative and Hedging Activities", all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument.

               For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), under unrealized loss from cash flow hedge and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately as income among financial expenses. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized as income among financial expenses. Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statements of cash flows in the same category as that of the hedged item.

               Losses related to the portion of cash flow hedging instruments that were excluded from assessment of hedge effectiveness had an impact on earnings of $0.6 million for 2004, and the amount of the loss was recorded in financial expenses. There was no impact on earnings for 2005 and 2006.

          S.   COMPREHENSIVE INCOME (LOSS)

               Comprehensive income (loss) is composed of net income (loss) and other comprehensive income (loss) which includes gains or losses in respect of derivative instruments designated as cash-flow hedge, differences from translation of foreign currency financial statements and additional minimum pension liability adjustments, net of related taxes.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          T.   NEWLY ISSUED AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENT

               1) In September 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans" ("FAS 158"). FAS 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet. Gains or losses and prior service costs or credits, net of related taxes, that have not been recognized as components of net periodic benefit cost, are recorded as a component of other comprehensive income. The Company adopted the recognition and related disclosure provisions of FAS 158, prospectively, on December 31, 2006, the impact was not material to the Company's financial statements. FAS 158 also requires an entity to measure plan assets and benefit obligation as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. The requirement to measure the Company's plan assets and benefit obligations as of the date of December 31st, which the Company's fiscal year-end, is effective for the Company's fiscal year ending after December 31, 2008. The Company is presently evaluating the impact of the measurement date change.

               2) On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met.

                    SFAS 159 is effective for years beginning after November 15, 2007. Early adoption within 120 days of the beginning of the Company's 2007 fiscal year is permissible, provided the Company has not yet issued interim financial statements for 2007 and has adopted SFAS 157. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows, and results of operations.

               3) In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007, for the Company). The provisions of FIN 48 shall be applied to all tax positions upon initial adoption of this Interpretation. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation.

                    The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to Retained earnings, Goodwill, or Accumulated Gains and (Losses) not Affecting Retained Earnings, as appropriate, as of the beginning of the period of adoption. The Company is currently evaluating the impact of adopting FIN 48 on its financial position, cash flows, and results of operations.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

               4) In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted the provisions of SAB 108 in connection with the preparation of its financial statements for the year ended December 31, 2006, however adoption of SAB No.108 did not result in any material corrections of the Company's financial statements.

               5) In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact of the provisions of FAS 157 on its financial position and results of operations.

               6) In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies," if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect that the adoption of EITF 06-03 will have a material effect on its financial position and results of operations.

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

               The acquisition price amounted to $ 59.6 million from which $
               56.4 million was paid in cash (including $ 8.2 million paid to a bank for discharge of a loan) and $ 2.2 million in ordinary shares comprised of 215,684 ordinary shares reissued from treasury shares, based on a price per share of $ 10.43. Acquisition costs accrued to $ 1.0 million were paid in 2005.

               During 2005, the company paid an additional $1.3 million payment to the selling shareholders with respect to additional cost as it was agreed in the purchase agreement. This payment was recorded as additional goodwill, see also note 5.

               In addition, under the agreement the Company may pay additional amounts to the selling shareholders, subject to achieving certain revenues and operating profit targets over a period of 3 years, 2005-2007.

               In February 2006, an amendment to the stock purchase agreement was signed which specifies the additional amounts that would be paid to the selling shareholders, subject to achieving certain targets over a period of 6 years, 2006-2011 up to a maximum of $18 million. The purpose of the amendment to the stock purchase agreement was to reflect in it the changes in sales volumes, due to changes in the structure of the company which were contemplated at the time of the original agreement but were not executed by the company. On March 15, 2006 a non-refundable payment of $1.3 million was made against future consideration with respect to 2007 and 2008 targets. The Company considered this payment as additional purchase cost.

               In March 2007, the Company paid additional $2.4 million to the selling shareholders with respect to 2006 targets, as agreed in the purchase agreement. This amount was recorded on December 31, 2006, as additional goodwill.

               After the said contingent consideration, the maximum outstanding contingent consideration amounts to $14.3 million.

               The intangible asset acquired, which amounted to $ 14.8 million, represents customer relationships and is amortized over a period of 20 years.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

               The excess of cost of acquisition over the fair value of net assets, on acquisition date - $ 3.9 million - was allocated to goodwill and included as part of Delta USA segment. Goodwill and customer relationships are deductible for tax purposes.

               The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

               At December 8, 2004 (in thousands)
               Cash and cash equivalents            $ 2,605
               Account receivable - Trade            20,577
               Account receivable - Other               117
               Inventories                           19,677
               Intangible asset                      14,778
               Property, plant, and equipment         7,805
               Goodwill                               3,873
                                                    -------
                  Total assets acquired             $69,432
                                                    =======
               Short-term bank credit                 3,038
               Accounts payable - Trade               4,341
               Accounts payable - Other               2,452
                                                    -------
                  Net assets acquired               $59,601
                                                    =======

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS AND OTHER TRANSACTIONS (continued):

               The main strategy behind the Thailand plant acquisition is to reduce the sewing cost.

               The excess of cost of acquisition over the fair value of net assets on acquisition date of approximately - $1.0 million - was allocated to goodwill.

               At December 31, 2004 (in thousands)

               Cash and cash equivalent         $   61
               Account receivable - Trade        1,025
               Account receivable - Other           34
               Inventories                       1,381
               Property, plant, and equipment    1,831
               Goodwill                          1,057
                                                ------
                  Total assets acquired         $5,389
                                                ------
               Short-term bank credit              601
               Accounts payable - Trade            528
               Accounts payable - Other          1,776
               Long term debt                      131
                                                ------
                  Net assets acquired           $2,353
                                                ======

          C. Hereafter are certain unaudited pro forma combined income data which assumes that the acquisition of Burlen had occurred on January 1, 2004. The unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition of Burlen occurred as of January 1, 2004 nor is it necessarily indicative of future results.

                                                YEAR ENDED
                                                DECEMBER 31
                                             ----------------
                                                   2004
                                             ----------------
                                               IN THOUSANDS
                                             (EXCEPT EARNINGS
                                                PER SHARE)
                                             ----------------
                                                (UNAUDITED)
                                             ----------------
               Net Revenues                      $763,375
                                                 ========
               Net Income                        $ 19,853
                                                 ========
               Earning per share - Basic         $   1.06
                                                 ========
               Earning per share - Diluted       $   1.04
                                                 ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - LONG-TERM RECEIVABLES AND DEPOSITS

     COMPOSITION:

                                                               DECEMBER 31
                                                              -------------
                                                               2006    2005
                                                              ------   ----
                                                               IN THOUSANDS
                                                              -------------
               Long term loans to employees (*)               $   37   $148
               Long term Deposits and prepaid expenses (**)      798
               Long term trade receivable (***)                  188
                                                              ------   ----
                                                              $1,023   $148
                                                              ======   ====

(*) Represent long-term loans to employees - mainly linked to the Israeli consumer price index ("CPI") and bearing interest at the rate of 4%.

(**) Deposits are composed mainly for vehicles under operational lease for a period of 3 years, and for offices and other rented facilities over the rental period.

(***) Will be paid in 9 equal yearly installments.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

          A. Composition of property, plant and equipment, grouped by major classifications, is as follows:

                                                              DECEMBER 31
                                                          -------------------
                                                            2006       2005
                                                          --------   --------
                                                              IN THOUSANDS
                                                          -------------------
               Land and buildings, see (*) and b          $ 33,143   $ 32,205
               Machinery and equipment                     110,421    112,507
               Vehicles, office furniture and equipment
                  and leasehold improvements                44,779     48,205
                                                          --------   --------
                                                           188,343    192,917
               Less - accumulated depreciation and
                  amortization                             (89,080)   (83,786)
                                                          --------   --------
                                                          $ 99,263   $109,131
                                                          ========   ========

(*)  Including building leased under capital lease see note 1e:

               Cost                                       $  1,414   $  1,414
               Less - accumulated depreciation                 593        501
                                                          --------   --------
                                                          $    821   $    913
                                                          ========   ========

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

          C. Depreciation and amortization in respect of property, plant and equipment totaled $14.1, $14.6 and $14.8 million in the years ended December 31, 2006, 2005 and 2004 (excluding impairment of assets see f. below and impairment of assets relating to restructuring, see note 11e).

          D.   As to pledges on assets, see notes 7d and 10a.

          E.   ASSETS HELD FOR SALE

               In connection with the 2005 restructuring plan, management committed to a plan to sell certain real estate properties located in Israel, Scotland, Hungary and the US. As a result, these assets were classified at carrying value of $7.4 million as current assets under the category of "assets held for sale" on the balance sheet as at December 31, 2005. During 2006 the Company sold the properties in Ireland, Scotland and certain assets in the US, resulting in net gain on sale of assets of $170 thousand in 2006. The remaining assets, which have a carrying value of $4.5 million, were not sold in 2006 however the assets are actively being marketed for sale in 2007. The Company estimates that the rest of the assets will be disposed of during 2007. See also note 14b, for segmental data.

               During January 2007 the Company sold its asset held for sale in the US.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT (continued):

          F. During 2005, as a result of the restructuring plan, following the change in operation in various divisions and the erosion in profitability, the Company tested the carrying amount of it's long-lived assets and as a result recorded a total impairment of $9.8 million, of which $2.4 is included among restructuring expenses and $7.4 million is included among impairment of assets.

               The long-lived assets which were impaired include mainly machinery and equipment in the fabric and Seam-Less facilities in Israel, and leasehold improvements in real-estate which would be abandoned as part of the Company's plan to consolidate most of it's premises in Carmiel, Israel.

               During 2006, as a result of the restructuring plan in the Far East which included the Company's decision to discontinue sewing operations in China, the Company tested the carrying value of long lived assets and as a result recorded a total impairment of $1.2 million, which is included among restructuring expenses. The long lived assets which were impaired were mainly lease hold improvements. See also note 14, for segment information.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - INTANGIBLE ASSETS AND GOODWILL

          A.   INTANGIBLE ASSETS

               The intangible assets include: a) customer relationship at the amount of $ 14.8 million, which is amortized over 20 years period, see also note 2a, the amortized customer relationship as of December 31, 2006 and 2005 amounts to $13.3 million and $14 million, respectively; b) exclusive license as of December 31, 2006 and 2005 at the amount of Nil and $ 0.5 million, respectively (as to the write-down during 2006, see below).

               Aggregate amortization expenses for the years ended December 31, 2006, 2005 and 2004 were $0.7 million, $0.7 million and NIL respectively. Estimated amortization expenses over the years 2007-2011, is $0.7 million per year, and $9.6 million in aggregate for the years 2012-2024.

               At the end of 2006, an exclusive license agreement with Levi's was terminated, as a result of Levi's decision to cease its Jeans operations in Europe. In connection with the early termination of the license, the Company received a $0.3 million as a termination payment from Levi's. The payment received was recorded against the carrying value of the license intangible of $0.3 million.

          B.   GOODWILL

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

               The fair value of these reporting units were estimated using the multiple method. No impairment resulted from the annual review, performed in September 30, 2006.

               Changes in the carrying amount of goodwill for the two years ended December 31 2006, are as follows:

                                                       YEAR ENDED
                                                    DECEMBER 31, 2006
                                               --------------------------
                                                      IN THOUSANDS
                                               --------------------------
                                                DELTA
                                                 USA     EUROPE    TOTAL
                                               -------   ------   -------
               Goodwill at beginning of year $51,879 $1,810 $53,689 Changes during the year:
                  Adjustment to purchase
                     price, see note 2a          3,645              3,645
                                               -------   ------   -------
                  Goodwill at end of year      $55,524   $1,810   $57,334
                                               =======   ======   =======

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - INTANGIBLE ASSETS AND GOODWILL (continue):

                                                         YEAR ENDED DECEMBER 31, 2005
                                               -----------------------------------------------
                                                                 IN THOUSANDS
                                               -----------------------------------------------
                                                DELTA    US UPPER
                                                 USA      MARKET    EUROPE    SOCKS     TOTAL
                                               -------   --------   ------   -------   -------
               Goodwill at beginning of year   $50,605   $ 2,119    $1,810   $ 3,386   $57,920
               Changes during the year:
                  Impairment of Goodwill                  (2,119)             (3,386)   (5,505)
                  Adjustment to purchase
                     price, see note 2a          1,274                                   1,274
                                               -------   --------   ------   -------   -------
               Goodwill at end of year         $51,879       -,-    $1,810      -,-    $53,689
                                               =======   ========   ======   =======   =======


                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT:

          A.   Employees related obligations are composed as follows:

                                                    DECEMBER 31
                                                  ---------------
                                                   2006     2005
                                                  ------   ------
                                                    IN THOUSANDS
                                                  ---------------
               Accrued severance pay              $6,826   $6,360
               Obligation in respect of defined
                  benefit plans                       37    1,490
                                                  ------   ------
                                                  $6,863   $7,850
                                                  ======   ======

               As of December 31, 2006 and 2005, the Group had deposits of $7 million and $5.8 million, respectively, with funds managed by major Israeli insurance companies, which are earmarked by management to cover the severance pay liability in respect of Israeli employees. The amounts deposited with insurance companies are marked to market at each balance sheet date, with gains and losses recorded in the statement of operations as part of the financial expenses. Under FAS No. 132, "Employers Disclosures About Pensions and Other Post Retirement Benefits", such deposits are not considered to be "plan assets".

               Costs of pension and severance pay charged to income in the years ended December 31, 2006, 2005 and 2004 were $5.8 million, $6.2 million and $7.5 million respectively (in 2006, 2005 and 2004, excluding $507 thousand, $5,894 thousand and $190 thousand, respectively, relating to the termination of employment, which were charged to restructuring expenses, see note 11e).

               The accumulated comprehensive loss from minimum pension liability for the years ended December 31, 2006, 2005 and 2004, is net of related taxes of $506 thousand, $560 thousand and 495 thousand, respectively.

               The profit (loss) from deposits in respect of severance pay were $784 thousand, $(120) thousand and $416 thousand in the years ended December 31, 2006, 2005 and 2004, respectively.

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

                    At December 31, 2006, the assets of the defined benefit pension plan are primarily invested in group annuity contracts with an insurance Company. The plan was frozen effective January 1996.

                    The Company maintains two defined contribution 401(k) plans. Contributions are based on a percentage of annual salaries. The Company generally matches 50% of each participant's pretax contribution up to 4% of the participant's annual compensation, depending on the plan. The Company's matching contribution was $239 thousand and $308 thousand for the years ended December 31, 2006 and 2005, respectively.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

          C.   CERTAIN DETAILS RELATING TO DEFINED BENEFIT PLANS:

                                                                2006      2005
                                                              -------   -------
                                                                 IN THOUSANDS
                                                              -----------------
          CHANGE IN BENEFIT OBLIGATION:
             Benefit obligation at beginning of year          $ 3,330   $ 3,140
             Interest cost                                        169       178
             Actuarial (gain) loss                               (196)      204
             Benefit paid                                        (198)     (192)
                                                              -------   -------
             Benefit obligation at end of year                $ 3,105   $ 3,330
                                                              -------   -------
          CHANGE IN PLAN ASSETS:
             Fair value of plan assets at beginning of year   $ 3,088   $ 2,999
             Actual return on plan assets                          90       188
             Employer contribution                                125       125
             Benefit paid, including plan expenses               (235)     (223)
                                                              -------   -------
             Fair value of plan assets at end of year         $ 3,068   $ 3,089
                                                              -------   -------
          RECONCILIATION OF FUNDED STATUS:
             Funded status (carryforward obligations)         $   (37)  $  (241)
             Unrecognized net actuarial loss                    1,346     1,490
             Adjustment to recognize minimum liability         (1,346)   (1,490)
                                                              -------   -------
             Accrued pension cost                             $   (37)  $  (241)
                                                              =======   =======

     The estimated future benefit payments in each of the five years subsequent to 2006 are as follows (in thousands):

                    2007          178
                    2008          181
                    2009          192
                    2010          195
                    2011          196
                    2012-2016   1,009
                                -----
                                1,951
                                =====

     The actuarial assumptions used to determine the benefit obligations and costs are as follows:

                                               2006    2005    2004
                                              -----   -----   -----
          WEIGHTED AVERAGE ASSUMPTIONS
          AT END OF YEAR:
             Discount rate                    5.41%   5.41%   5.75%
             Expected return on plan assets   6.00%   6.00%   6.25%
             Interest rate                    5.72%    N/A     N/A
             Rate of compensation increase     N/A     N/A     N/A

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

     ADDITIONAL INFORMATION

     Increase (decrease) in minimum liability included other comprehensive income, net of tax, $88 thousand and $99 thousand in year 2006 and 2005 respectively.

     Information for a pension plan with an accumulated benefit obligation in excess of plan assets is as follows (in thousands):

                                     2006     2005
                                    ------   ------
     Projected benefit obligation   $3,105   $3,330
     Fair value of plan assets       3,068    3,089

     Contributions totaling $125 thousand were made in the years ended December 31, 2006 and 2005. For the year ended December 31, 2007, the Company anticipates satisfying any minimum funding requirements by making contributions of $178 thousand.

     The consolidated components of net periodic benefits costs are as follows:

                                                 YEAR ENDED
                                                DECEMBER 31
                                           ---------------------
                                            2006    2005    2004
                                           -----   -----   -----
                                               IN THOUSANDS
                                           ---------------------
          Interest cost                    $ 169   $ 178   $ 179
          Expected return on plan assets    (179)   (182)   (122)
          Recognized net actuarial cost       74      72      10
                                           -----   -----   -----
                                           $  64   $  68   $  67
                                           =====   =====   =====

     At December 31, 2006 and 2005, the assets of the defined benefit plan are primarily invested in group annuity contracts with an insurance Company. The Company recorded the minimum pension liability required by the provisions of Financial Accounting Standards Board Statement No. 87, Employers Accounting for Pensions.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

          D. CASH FLOWS INFORMATION REGARDING THE COMPANY'S LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

               1. The Company expects to contribute in 2007, $600 thousand to insurance companies and $NIL thousand to contribution plans.

               2. The Company expects to pay the following future benefits to its Israeli employees upon their normal retirement age:

                                      SEVERANCE PAY BENEFITS
                                      ----------------------
                                           IN THOUSANDS
                                      ----------------------
                    2007                       297
                    2008                       261
                    2009                       652
                    2010                       167
                    2011                       247
                    Years 2012-2016            879
                                             -----
                                             2,503
                                             =====

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY:

          A.   COMPOSITION:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                                   INTEREST RATE
                                                                   -------------       DECEMBER 31
                                                                    DECEMBER 31,   -------------------
                                                                       2006           2006       2005
                                                                   -------------   ---------   -------
                                                                         %              IN THOUSANDS
                                                                   -------------   -------------------
               Bank loans - in dollars                                   6.6         $49,289   $98,337
               Other liability - obligation under capital lease,
                  see note 1e and c below - in dollars                   8.6
                                                                                         888       963
                                                                                   ---------   -------
                                                                                      50,177    99,300
               Less - current maturities                                           (*)16,981    29,623
                                                                                   ---------   -------
                                                                                     $33,196   $69,677
                                                                                   =========   =======

          B. TOTAL LIABILITIES (NET OF CURRENT MATURITIES) MATURE IN THE FOLLOWING YEARS AFTER BALANCE SHEET DATES:

                                               DECEMBER 31, 2006
                                               -----------------
                                                  IN THOUSANDS
                                               -----------------
                    2008                           (*)$16,987
                    2009                            (*)15,587
                    2010                                  105
                    2011                                  114
                    2012 year and thereafter              403
                                                   ----------
                                                      $33,196
                                                   ==========

          (*) In January 2007 the Company settled $22.5 million of long term loans in the U.S., see amendment No.4 to the credit agreement in e3 bellow.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY (continued):

          C. A subsidiary of the Company has entered into capital lease agreements for a building it uses; the lease will expire in 2014.

               Following are the future minimum lease payments, by years, under capital lease and the present value of the net minimum lease payments as of December 31, 2006:
                                                              IN
                                                          THOUSANDS
                                                          ---------
                    2007 - current maturities               $  158
                    2008                                       158
                    2009                                       158
                    2010                                       158
                    2011                                       158
                    2012 and thereafter                        474
                                                            -------
                                                             1,264
                    Less - amount representing interest        376
                                                            -------
                                                            $  888
                                                            =======

          D. Liabilities to banks are fully secured by floating charges in an unlimited amount on all the assets and rights of the Company and the assets of part of its subsidiaries.

          E. Delta Galil USA Inc., a subsidiary of the Company is a party to a credit agreement, as amended on December 9, 2004, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary.As of December 31,2006 the credit agreement provided for up to $22.5 million long terms loans, and up to $60 million are short term loans. The loan bears interest at a variable rate that is linked to the Libor. As of December 31, 2006, the interest rate on the long term loan was 7.0% and on the short-term credit was 6.7%. As of December 31, 2006 the unutilized credit line was $15.0 million.

               The credit agreement included covenants based on (1) the ratio of Delta Galil USA's earnings before interest, taxes, depreciation and amortization, or EBITDA, to fixed charges; (2) the ratio of net worth to total assets of Delta Galil USA; and (3) the ratio of the sum of Delta Galil USA's (a) loans (b) letters of credit, and (c) acceptances to EBITDA.

               Delta Galil USA did not satisfy the covenants as in effect prior to the amendment in the agreement, for the years ended December 31, 2006 and 2005. Amendment no. 4 from January 2007 replaced the covenants as of December 31, 2006 and for 2007. Management believed that Delta Galil USA will satisfy the covenants as included in the new amendment.

               2006 Amendment

               Delta Galil USA and the banks amended the credit agreement in January 2006 and in May 2006. The material changes contained in those amendments were the following: A prepayment of $25 million of the principal amount of the long term loan; a reduction in the quarterly payment on the long term loan from $3.5 million to $1.9 million; an extension of the expiration date of the revolving loan facility from January 15, 2006 to January 31, 2007; a deposit of $4 million with Bank Leumi USA and a pledge of that deposit to the banks, an increase of 0.25% in the interest rate; and a change of the covenant mentioned above as follows:

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LIABILITIES - BANK LOANS AND OTHER LIABILITY (continued):

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

               3. The ratio of the sum of Delta Galil's (a) loans (b) letters of credit, and (c) acceptances (or, collectively, debt) to EBITDA may not exceed 6.70 to 1 for the twelve months ending March 31, 2006; 5.70 to 1 for the twelve months ending June 30, 2006, and 4 to 1 for the twelve months ending each of September 30, 2006 and December 31, 2006, with such ratio rising to 3.5 to 1 for the twelve months ending March 31, June 30, September 30, and December 31, 2007, 3.0 to 1 for the twelve months ending March 31, 2008 and for each twelve months period ending at the end of each subsequent quarter until maturity.

                    In May 2006, Delta Galil USA and the banks further amended the credit agreement to revise, among other things, the prepayment terms of the term loan.

                    2007 Amendment No. 4

                    In January 2007, Delta Galil USA and the banks entered into Amendment no. 4 to the credit agreement. The material changes contained in this amendment are the following:

                    A prepayment of the outstanding long term loan in the principal amount of $22.5 million; An increase of the Short Term revolving loan from $60 million to $90 million. a change to the term loan interest rate to LIBOR + 1.5%; an extension of the expiration date of the revolving loan facility from January 31, 2007 to January 31, 2008; a subordination of the Company's loan to Delta Galil USA in the amount of $20 million for a period ending December 1, 2009; a conversion of $5 million of the outstanding Company's loan to Delta Galil USA into equity of Delta Galil USA.; a release of the $4 million deposit with Bank Leumi USA; a change to the financial covenants as follows:

                    1. The ratio of net worth to total assets of Delta Galil USA may not be below a ratio of 0.28 to 1 as of December 31, 2006 and as of March 31, June 30 and September 30, 2007, and a ratio of 0.3 to 1 as of December 31, 2007;

                    2. The net worth of Delta Galil USA may not be less than $60 million as of December 31, 2006 and as of March 31, June 30 and September 30, 2007, and $65 million as of December 31, 2007; and

                    3. For the twelve month period ending December 31, 2006, and for the rolling twelve month period ending on each subsequent fiscal quarter thereafter, Delta Galil USA shall have a profit of at least $1.00.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES:

          A.   COMMITMENTS

               The Company and its subsidiaries lease 27 facilities under operating leases. The leases (including extension options) for 20 facilities expire on various dates between 2008 and 2029 and the remaining leases expired in 2007. The Company intends to renew some of these leases. The minimum future annual lease payment over each of the years 2007 to 2011 will amount to $8.7, $8.1, $7.2, $3.8 and $2.8 million, respectively. In the period from 2012 to the end of the lease periods, the cumulative lease payments will amount to $17.8 million. The lease expenses for each of the years 2006, 2005 and 2004 were $8.5 million, $9.3 million, $8.6 million respectively.

          B. The Company entered into agreements which granted the Company rights to market certain of its products under brand names owned by other parties. Royalties under these agreements are calculated as a percentage of the sales. The royalties rate range from 3% to 15% of sales, the minimum future guaranteed royalties over the years 2007 to 2010 will amount to $4.3, $2.1, $2.0 and $1.5 million, respectively.

          C.   CONTINGENT LIABILITIES - GUARANTEES

               The Company and part of its subsidiaries signed a guarantee, each for other, which is unlimited in amount to all of the group's liabilities.

          D.   As to contingent consideration, see note 2a.

NOTE 9 - SHAREHOLDERS' EQUITY:

          A.   SHARE CAPITAL:

               1) The Company's shares are traded on the Tel-Aviv Stock Exchange ("TASE") and in the form of American Depositary Shares ("ADS's"), each of which represents one ordinary share, on the Nasdaq National Market in the United States. On December 31, 2006, the closing price per ADS on Nasdaq was $9.08; the shares were quoted on the TASE on that date at NIS 36.81 ($8.7).

               2) On December 2004, the Company reissued 215,684 treasury shares as part of the proceeds paid to the selling shareholders of Burlen, see note 2a.

               3) As of December 31, 2006 and 2005, the balance of shares issued by the Company for the purpose of future exercise of employee stock options, which is held by a trustee company are 166,031 and 45,882 respectively.

               4) The shares held by the Company ("treasury shares") have no voting rights and are not entitled to receive dividends.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

          B.   STOCK OPTION PLANS FOR EMPLOYEE:

          The company Company adopted various option plans subject to service conditions and performance conditions:

          1.        Stock Option plans under subject to service conditions:

               a. On June 4, 2000, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of 809,000 options (including 100,000 options to its former CEO), exercisable of 809,000 ordinary shares of NIS 1 par value of the Company, to 70 senior employees of the Group ("the optionees"). All the options were granted on August 6, 2000. The exercise price of each option is $ 21.07, based on the quoted price of the Company's shares on the last day of trade prior to the Board of Directors' resolution.

                    The options vested in four equal batches and as of December 31, 2006, all are fully vested. The options are exercisable over a three years period, commencing one year after the vesting date of each batch.

                    Any option not exercised within the said three years will expire. The options expire over the years 2005-2008.

               b. On October 23, 2002, the Company's Board of Directors approved an employee stock option plan for the grant, without consideration, of 1,100,000 options (including 100,000 options to its Former CEO), exercisable in purchase of 1,100,000 ordinary shares of NIS 1 par value of the Company. The exercise price of each option is the higher of the quoted price of the Company's shares on the grant day or $ 9.

                    On November 22, 2002, the Company granted 1,004,500 options to 97 senior employees of the Group (including 100,000 options to the Former CEO) at an exercise price of $ 9. The options vest in four equal batches and as of December 31, 2006 all are fully vested. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch.

                    In May 2003 the Company granted 30,000 options to three employees of the Group at an exercise price of $10.76. The first three batches vested in May 2004, 2005 and 2006 respectively and the fourth batch will vest in May 2007. In March and in August 2004 the Company granted 80,000 and 30,000 options respectively, to six and one employees of the Group, respectively, at an exercise price of $ 15.35 and $ 12.74, respectively. The first, second, third and fourth batches will vest in March and August 2005, 2006, 2007 and 2008 respectively. The options are exercisable over a three-year period, commencing one year after the vesting date of the first batch and on the vesting date of the second, third and fourth batch.

                    At December 31, 2006 112,250 options remain available for grant under this plan.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

                    c. In May 2006 the company's Board of Directors approved two option plans, one for Israeli and other non-U.S. employees and another plan for U.S. employees. A total of up to 1,400,000 options, representing approximately 6.5% of Delta Galil's issued capital on a fully diluted basis, may be issued under the plans. Of such number, 1,100,000 options are issuable under the plan for Israeli and other non-U.S. employees and 300,000 options are issuable under the plan for U.S. employees. Each option may be exercised for one ordinary share NIS 1 par value of the Company pursuant to terms of the relevant option plan.

                         A total of 1,018,018 options were granted subject to service condition. The exercise price of 568,016 options granted in May 2006 is $8.43. The exercise price of 425,000 options granted in June 7, 2006 is $7.26, and the exercise price of 25,002 options granted on June 25, 2006 is $7.59. Of the 1,018,018 options granted, 489,014 were granted to executive officers.

                         On September 21, 2006 the Company granted 50,000 options to an employee of the group at an exercise price of $9.20. The options are vested over a three years period, subject to the same terms as defined in the option plan from May 2006.

                         The options vest and are exercisable as follows:

                         First quarter- vest on the first anniversary of the Date of Grant and are exercisable for three years from the second anniversary of the Date of Grant.
                         Second quarter - vest on the second anniversary of the Date of Grant and are exercisable for three years thereafter
                         Third quarter - vest on the third anniversary of the Date of Grant and are exercisable for three years thereafter
                         Final quarter - vest on the fourth anniversary of the Date of Grant and are exercisable for three years thereafter.

                         As of December 31, 2006, 72,286 options granted to certain employees who left the Company, were forfeited.

                         As of December 31, 2006 and 197,268 options remain available for grant under the plan from May 2006.

                    d. The weighted-average grant-date fair value of options granted during the years 2006, 2005, and 2004 was $1,900, $NIL, and $420 thousands, respectively. The fair value of each option granted is estimated on the date of grant using the Black & Scholes option-pricing model, with the following weighted average assumptions:

                                                           2006    2004
                                                          -----   -----
                               Dividend yield               4.0%    3.5%
                                                          =====   =====
                               Expected volatility (*)    31.00%  28.00%
                                                          =====   =====
                               Risk-free interest rate        5%      4%
                                                          =====   =====
                               Expected life - in years    4.38    4.25
                                                          =====   =====

                         (*) Based on the historical volatility

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

                         The total unrecognized compensation cost on employee stock options at December 31, 2006 is $1,497 thousand (net of forefeiture rate), and it is expected to be recognized over a weighted average period of 3.5 years.

                         The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2006, 2005 and 2004 was $376, NIL and $331
                         thousands, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2006, 2005 and 2004 were NIL, NIL and $100 thousands respectively.

                    2.   Stock options subject to performance conditions:

                         In May 2006, a total of 277,000 options were granted under May 2006 plans (see 1b ahead) to 11 executive officers, are subject to achievement of certain performance goals. The exercise price of the options is $8.43, equal to the closing price of the ordinary shares of the Company on the Tel Aviv Stock Exchange on May 11, 2006 converted to US dollars based on the exchange rate of the US dollar on that date. The vesting of 141,000 and 136,000 options is subject to the Company's pre-tax net income, excluding one-time capital gains, in 2007, and 2008, respectively.

                         The options vest over a period of two years subject to achievement of certain performance goals and service conditions. One half of the options, which are vested in 2008, will be exercisable for a period of three years commencing two years from the date of grant. The second half of the options, which are vested in 2008, will be exercisable for a period of three years commencing three years from the date of grant. One half of the options, which are vested in 2009, will be exercisable for a period of three years commencing three years from the date of grant. The second half of the options, which are vested in 2009, will be exercisable for a period of four years commencing four years from the date of grant.

                         As of December 31, 2006, 71,000 options granted to certain employees who left the Company, were forfeited.

                         The fair value of option granted during 2006, based on the Black & Scholes option pricing model was $518 thousands and will be recorded in the financial statement over the vesting period, subject to occurrence of the performance conditions.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

                    The fair value of each option granted is estimated on the date of grant using the Black & Scholes option-pricing model, with the following weighted average assumptions:

                                                             2006
                                                           --------
                                                           WEIGHTED
                                                            AVERAGE
                                                           --------
                                Dividend yield                4.0%
                                                            =====
                                Expected volatility         31.00%
                                                            =====
                                Risk-free interest rate         5%
                                                            =====
                                Expected life - in years     4.38
                                                            =====

                         The expenses relating to the options which are subject to achievement of certain performance goals were not recorded in the financial statements in 2006 due to the fact that the probability of meeting those goals was improbable.

                    The total unrecognized compensation cost before tax on employee stock options at December 31, 2006 is $518 thousands.

                    3. The grant of options until 2004 to Israeli employees under the Company's plans is subject to the terms stipulated by Section 102 and 102A of the Israeli Income Tax Ordinance. Inter-alia, that Section provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee. The grant of options in 2006 is subject to the track chosen by the company and pursuant to the terms thereof, the company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the company's accounts, in respect of options granted to employees under the plan - with the exception of the work-income benefit component, if any, determined on the grant date. Treatment of the options granted under the plan for U.S. employees as incentive stock options, which have certain tax benefits for those receiving the options.

                    4. The rights pertaining to the ordinary shares issued upon exercise of the options will be identical to those of the other ordinary shares of the Company.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

                    5. Following is a summary of the status of the Company's stock option plans:

                         a. Options subject to service conditions:

                                                                  YEAR ENDED DECEMBER 31
                                           ---------------------------------------------------------------------
                                                    2006                    2005                    2004
                                           ---------------------   ---------------------   ---------------------
                                                        WEIGHTED                WEIGHTED                WEIGHTED
                                                         AVERAGE                 AVERAGE                 AVERAGE
                                                        EXERCISE                EXERCISE                EXERCISE
                                           NUMBER(**)     PRICE    NUMBER(**)     PRICE    NUMBER(**)     PRICE
                                           ----------   --------   ----------   --------   ----------   --------
Options outstanding at beginning of year    1,562,005    $13.21    1,832,071     $13.84    1,830,702     $13.50
Changes during the year:
   Granted - at market price                1,068,018    $ 7.98                              110,000     $14.65
   Exercised(*)                               (45,713)   $ 8.31                              (41,756)    $ 7.91
   Forfeited                                  (88,536)   $ 8.86      (23,000)    $ 9.00      (66,875)    $ 9.34
   Expired                                   (208,167)   $19.14     (247,066)    $18.30
                                            ---------              ---------               ---------
Options outstanding at end of year          2,287,607    $10.50    1,562,005     $13.21    1,832,071     $13.84
                                            =========              =========               =========
Options exercisable at end of year          1,235,875    $12.39    1,238,005     $13.79    1,106,821     $14.69
                                            =========              =========               =========

(*) The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004, was $0.2 $NIL, and $0.1 millions, respectively.

(**) Represents the number of shares arising upon exercise of options, based on the conversion rat.

                         b. Options subject to performance conditions:

                                                                  2006
                                                           ------------------
                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     EXERCISE
                                                           NUMBER*     PRICE
                                                           -------   --------
                Options outstanding at beginning of year       -,-
                Options outstanding at beginning of year       -,-
                Changes during the year:
                   Granted - at market price               277,000      $8.43
                   Forfeited                               (71,000)     $8.43
                                                           -------
                Options outstanding at end of year         206,000      $8.43
                                                           -------
                Options exercisable at end of year             -,-
                                                           -------

               (*) The weighted-average grant-date fair value of options granted during the years 2006, 2005, and 2004 was $0.5 millions, $NIL, and $NIL, respectively.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

                    6. The following table summarizes information regarding options outstanding at December 31, 2006:

                            NUMBER OF SHARES ISSUABLE UPON EXERCISE OF OPTIONS
                    ------------------------------------------------------------------
                                                                           VESTED AND
                                        OUTSTANDING                        EXERCISABLE
                    ---------------------------------------------------   ------------
                                                              WEIGHTED
                                                              AVERAGE
                                              BALANCE AT     REMAINING     BALANCE AT
                                  EXERCISE   DECEMBER 31,   CONTRACTUAL   DECEMBER 31,
                    DATE OF PLAN   PRICES        2006           LIFE          2006
                    ------------  --------   ------------   -----------   ------------
                                                              (YEARS)
                    June 2000      $21.07        318,125        1.1           318,125

                    October 2002   $ 9.00        840,250        1.6           840,250

                    October 2002   $10.76         30,000        2.1            22,500

                    October 2002   $15.35         80,000        3.1            40,000

                    October 2002   $12.74         22,500        3.3            15,000

                    May 2006       $ 8.43        496,730        5.2

                    May 2006 -
                    Performance
                    conditioned    $ 8.43        206,000          6

                    May 2006       $ 7.26        425,000        5.5

                    May 2006       $ 7.59         25,002        5.5

                    May 2006       $ 9.20         50,000        5.5
                                               ---------                    ---------
                                               2,493,607                    1,235,875
                                               =========                    =========

               Weighted average of exercise prices of the total outstanding and of total vested and exercisable options is $10.33 and $12.39 respectively.

               Weighted average of remaining contractual life of the total outstanding and the total vested and exercisable options is 3.5 years 1.55 years respectively.

               Weighted average of intrinsic value of the total outstanding and of total vested and exercisable options is $1.31 and $3.42 respectively.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

          A. THE COMPANY AND CERTAIN ISRAELI SUBSIDIARIES (HEREAFTER - THE COMPANIES):

               1) Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the law")

                    The Company and certain Israeli subsidiary have received investment grants from the State of Israel. The entitlement to the above benefits is conditional upon the companies fulfilling the conditions stipulated by the law, regulation published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with the terms attached to the receipt of those grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences to the Israeli CPI and interest from the date of receipt, see note 4.

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

               3)   Tax rates

                    The income of the Company and its Israeli subsidiaries is taxed at the statutory rate. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2006 and thereafter are as follows: 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 -
                    26% and for 2010 and thereafter - 25%.

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

                    Capital gains are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003, and at the regular corporate tax rate on the gains derived through the aforementioned date.

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

                    Company incorporated in the USA - tax rate of 38%-40% Company incorporated in U.K. - tax rate of 30%

          C.   CARRYFORWARD TAX LOSSES

               Carryforward tax losses mainly derived from the Israeli companies as of December 31, 2006 and 2005, aggregate to $75 million and $59 million, respectively.

               Carryforward tax losses in Israel may be utilized indefinitely.

          D.   DEFERRED INCOME TAXES:

               1)   The deferred income taxes are composed as follows:
                    DECEMBER 31

                                                              2006       2005
                                                            --------   --------
                                                                IN THOUSANDS
                                                            -------------------
              Property, plant and equipment                 $  7,442   $  8,198
              Inventories                                     (1,906)    (1,824)
              Provisions for employee related obligations     (1,113)    (1,377)
              Intangible assets                                  862        255
              Other                                             (907)      (371)
              In respect of carry forward tax losses
              (see c above)                                  (19,572)   (17,539)
              Valuation Allowance                             12,254      8,932
                                                            --------   --------
                                                            $ (2,940)  $ (3,726)
                                                            ========   ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

               2) Deferred income taxes are presented in the balance sheets as follows:

                                                          DECEMBER 31
                                                       -----------------
                                                         2006      2005
                                                       -------   -------
                         Among current assets          $(4,779)  $(4,726)
                         Among non-current assets         (320)     (267)
                         Among long term liabilities     2,159     1,267
                                                       -------   -------
                                                       $(2,940)  $(3,726)
                                                       =======   =======

          E.   INCOME (LOSS) BEFORE TAXES ON INCOME IS COMPOSED AS FOLLOWS:

                                                YEAR ENDED DECEMBER 31
                                             ----------------------------
                                               2006      2005       2004
                                             -------   --------   -------
                                                     IN THOUSANDS
                                             ----------------------------
               The Company and its Israeli
                  subsidiaries               $(1,674)  $(26,757)  $ 3,190
               Non-Israeli subsidiaries       11,101    (11,365)   13,946
                                             -------   --------   -------
                                             $ 9,427   $(38,122)  $17,136
                                             =======   ========   =======

          F.   INCOME TAX EXPENSE (BENEFIT) INCLUDED IN THE STATEMENTS OF
               OPERATIONS:

                                                 YEAR ENDED DECEMBER 31
                                               -------------------------
                                                2006      2005     2004
                                               ------   -------   ------
                                                      IN THOUSANDS
                                               -------------------------
                         Current:
                            Israeli            $1,954   $ 1,422   $1,636
                            Non-Israeli         3,498     2,911    1,941
                                               ------   -------   ------
                                                5,452     4,333    3,577
                                               ------   -------   ------
                         Deferred:
                            Israeli            $   53   $(2,970)  $ (498)
                            Non-Israeli           786    (1,902)     219
                                               ------   -------   ------
                                                  839    (4,872)    (279)
                                               ------   -------   ------
                         For previous years:
                            Israeli            $  (80)  $  (173)  $ (516)
                            Non-Israeli          (427)   (1,590)      64
                                               ------   -------   ------
                                                 (507)   (1,763)    (452)
                                               ------   -------   ------
                                               $5,784   $(2,302)  $2,846
                                               ======   =======   ======

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

          G. Following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rates applicable to income of companies in Israel (35% in 2004, 34% in 2005 and 31% in 2006) and the actual tax expense (benefit):

                                                                                 YEAR ENDED DECEMBER 31
                                                                              ---------------------------
                                                                               2006      2005       2004
                                                                              ------   --------   -------
                                                                                      IN THOUSANDS
                                                                              ---------------------------
               Income (loss) before taxes on income, as reported
                  in the consolidated statements of operations                $9,427   $(38,122)  $17,136
                                                                              ======   ========   =======
               Theoretical tax expense (benefit)                              $2,922   $(12,961)  $ 5,997
               Additional tax expenses arising from reduced tax
                  rate on losses from an approved enterprise                                           73
               Increase (decrease) in tax arising from different tax
                  rate applicable to non-Israeli subsidiaries                    129      1,926    (2,575)
                                                                              ------   --------   -------
                                                                               3,051    (11,035)    3,495
               Increase (decrease) in taxes resulting from
                  permanent differences:
                  Disallowable deductions                                        380      2,455       110
                  Adjustments from previous years                               (507)    (1,763)     (452)
                  Difference between the basis of measurement
                     of income reported for tax purposes and
                     the basis of measurement of income for
                     financial reporting purposes - net                         (636)       453      (807)
                  Valuation allowance                                          3,322      8,932
                  Change in the tax rates on which tax expense was computed               1,154
                  Other - net                                                    174     (2,498)      500
                                                                              ------   --------   -------
                Taxes on income - in the consolidated statements
                  of operations                                               $5,784   $ (2,302)  $ 2,846
                                                                              ======   ========   =======

          H.   TAX ASSESSMENTS

               Tax assessments for the Company and most of its Israeli subsidiaries are considered final through the tax year 2001.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

          BALANCE SHEETS:

                                                                 DECEMBER 31
                                                             -------------------
                                                               2006       2005
                                                             --------   --------
                                                                 IN THOUSANDS
                                                             -------------------
          A. ACCOUNTS RECEIVABLE:
             1) Trade:
                Outside Israel                               $ 94,850   $ 91,126
                In Israel                                      14,860     13,298
                                                             --------   --------
                                                             $109,710   $104,424
                                                             ========   ========
                Principal customers (see note 1n and 14d):
                   Customer 1                                $ 12,681   $  8,556
                                                             ========   ========
                   Customer 2                                $ 27,910   $ 21,361
                                                             ========   ========
                   Customer 3                                $ 10,923   $ 11,153
                                                             ========   ========

             2) Other:
                Government departments                       $  1,651   $  2,935
                Prepaid expenses                                2,601      2,365
                Deposits                                          164      1,009
                Income receivable                                  78        103
                Employees                                         384        311
                Receivables from subcontractors                 1,253      4,159
                Sundry                                          1,442      2,362
                                                             --------   --------
                                                             $  7,573   $ 13,244
                                                             ========   ========

                                                          DECEMBER 31
                                                      -------------------
                                                        2006       2005
                                                      --------   --------
                                                          IN THOUSANDS
                                                      -------------------
          B. INVENTORIES:
                Finished products                     $ 99,154   $108,984
                Products in process                     12,451     16,247
                Raw materials and supplies              14,612     15,914
                Packaging and maintenance materials      5,339      5,997
                                                      --------   --------
                                                      $131,556   $147,142
                                                      ========   ========

          C.   SHORT-TERM BANK CREDIT

               The weighted average interest rate of short-term bank credit as of December 31, 2006 and 2005 is 6.3% and 5.1%, respectively. A subsidiary is a party to a credit agreement, which was amended, as of December 9 2004, 2006 and during 2007, with Bank Leumi U.S.A and Bank Hapoalim B.M. Borrowings under the credit agreement are secured by substantially all of the assets of the subsidiary. The credit agreement provides for up to $90 million in short term credit (see note 7e).

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

               Unutilized short-term credit lines of the Group (under the USA credit agreement and other credit agreements) as of December 31, 2006 and 2005 aggregated to $90 million and $109 million, respectively.

                                                                  DECEMBER 31
                                                               -----------------
                                                                 2006      2005
                                                               -------   -------
                                                                  IN THOUSANDS
                                                               -----------------
          D. ACCOUNTS PAYABLE AND ACCRUALS - OTHER:
                Employees and employee institutions            $10,163   $ 8,532
                Provision for vacation and recreation pay        3,594     3,179
                Government department                            4,294     6,571
                Accrued expenses                                13,481    17,008
                Accrued expenses - restructuring expenses          136     3,250
                Provision for additional payment to Burlen's
                   previous shareholders, see note 2a            2,400
                Other                                              436       624
                                                               -------   -------
                                                               $34,504   $39,164
                                                               =======   =======

          STATEMENTS OF OPERATIONS:

               E.   RESTRUCTURING EXPENSES:

          1) Consolidated statements of operations for the year ended December 31, 2006 include restructuring expenses in China totaling $1.7 million. Consolidated statements of operations for the year ended December 31, 2005 include restructuring expenses in Delta USA, US Upper market, Europe and Socks segments totaling approximately $9.1 million. During the year ended December 31, 2004 the Company implemented restructuring plan in the European segment totaling approximately $1.1 million.

          2)   The primary components of the restructuring expenses are:

                                                        YEAR ENDED DECEMBER 31
                                                       ------------------------
                                                        2006     2005     2004
                                                       ------   ------   ------
                                                             IN THOUSANDS
                                                       ------------------------
               Costs relating to workforce reduction   $  507   $5,894   $  190
               Write-off of fixed assets                1,156    2,370       50
               Receivables write-off                               180      860
               Costs relating to other expenses                    658
                                                       ------   ------   ------
                                                       $1,663   $9,102   $1,100
                                                       ======   ======   ======

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

          THE 2006 PROGRAM

          During 2006 the Company decided to restructure operations in the Far East and closed its sewing plant in China (the "2006 program"), due to a decision to focus the Chinese operations on procurement of finished goods, raw materials and product development, and also due to re-imposed quotas productions in China starting 2006. Restructuring expenses included $1.2 million for impairment of leasehold improvements and $0.5 million provision for severance payments related to employee dismissal.

          The implementation of the 2006 program in China, resulted in the dismissal of approximately 700 employees.

          The restructuring program was completed by the end of 2006.

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

          e.   The plan was completed in 2006.

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

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

          3) The following table summarizes changes to in the restructuring accrual and other recognized restructuring expenses for the 3 years ended December 31, 2006, in thousand:

                                               YEAR ENDED DECEMBER 31, 2006
                          -----------------------------------------------------------------
                             ACCRUAL                                              ACCRUAL
                           BALANCE AT                                           BALANCE AT
                          DECEMBER 31,   RESTRUCTURING                         DECEMBER 31,
                              2005          EXPENSE      WRITE-OFF   PAYMENT       2006
                          ------------   -------------   ---------   -------   ------------
Cost relating to:
   Workforce reduction      (*)$3,408        $  507                  $(3,505)     (*)410
   Asset write-off                            1,156        (1,156)
   Other expenses                 512                                   (512)
                            ---------        ------       -------    -------      ------
                               $3,920        $1,663       $(1,156)   $(4,017)        410
                            =========        ======       =======    =======      ======

                                                YEAR ENDED DECEMBER 31, 2005
                           -----------------------------------------------------------------
                              ACCRUAL                                              ACCRUAL
                            BALANCE AT                                           BALANCE AT
                           DECEMBER 31,   RESTRUCTURING                         DECEMBER 31,
                               2004          EXPENSE      WRITE-OFF   PAYMENT       2005
                           ------------   -------------   ---------   -------   ------------
Cost relating to:
   Workforce reduction          -,-        (*)$5,894                  $(2,486)  (*)$3,408
   Fixed asset write-off                       2,370        (2,370)
   Other expenses                                658                     (146)        512
   Receivable write-off                          180          (180)
                                ---         --------       -------    -------   ---------
                                -,-           $9,102       $(2,550)   $(2,632)     $3,920
                                ===         ========       =======    =======   =========

                                                          YEAR ENDED DECEMBER 31, 2004
                                     ----------------------------------------------------------------------------
                                        ACCRUAL                                                        ACCRUAL
                                      BALANCE AT                                                      BALANCE AT
                                     DECEMBER 31,   RESTRUCTURING                                    DECEMBER 31,
                                         2003           EXPENSE     REVERSAL   WRITE-OFF   PAYMENT       2004
                                     ------------   -------------   --------   ---------   -------   -----------
Cost relating to:
   Workforce reduction                                    $  190                           $  (190)      -,-
   Workforce reduction -relating
      to acquisition of subsidiary        2,063                                             (2,063)
   Fixed asset write-off                                      50                   (50)
   Other accruals related to
      acquisition of subsidiary           4,100          (**)500      (1,863)               (2,737)
   Receivable write-off                                      860                  (860)
                                         ------       ----------     -------     -----     -------       ---
                                         $6,163       (**)$1,600     $(1,863)    $(910)    $(4,990)      -,-
                                         ======       ==========     =======     =====     =======       ===

(*) As of December 31, 2006 and 2005, Including $410 and $670 thousand, respectively for long term workforce reduction accruals. The Company will pay this accrual in 14 equal quarterly installments.

(**) The amount of $500 thousands was charged to other comprehensive loss related to differences from translations of foreign currency financial statements.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

          F.   FINANCIAL EXPENSES - NET:

                                                             YEARS ENDED DECEMBER 31
                                                           ---------------------------
                                                             2006      2005      2004
                                                           -------   --------   ------
                                                                    IN THOUSANDS
                                                           ---------------------------
                    Interest expenses                      $11,907     $9,891   $4,923
                    Interest income                           (520)      (245)     (42)
                    Exchange differences and other - net     2,010        572      763
                    Losses from derivatives instruments        161                 587
                                                           -------    -------   ------
                                                           $13,558    $10,218   $6,231
                                                           =======    =======   ======

          G.   EARNINGS (LOSS) PER SHARE

               Following is data relating to the weighted average number of shares used in the computation of diluted earnings (loss) per share:

                                                                     2006     2005     2004
                                                                    ------   ------   ------
                                                                           IN THOUSANDS
                                                                    ------------------------
                    Weighted average number of
                       shares used in the computation of
                       basic earnings (loss) per share              18,700   18,695   18,478
                    Add:
                       Net additional shares from the anticipated
                          exercise of stock options                     42               356
                                                                    ------   ------   ------
                    Weighted average number of
                          shares used in the computation of
                          diluted earnings per share                18,742   18,695   18,834
                                                                    ======   ======   ======
                    Options which were not included in the
                       computation of diluted earnings (loss) per
                       share due to anti dilutive effect             2,452    1,560      798
                                                                    ======   ======   ======

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

          A.   GENERAL

               The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the US dollar. The group utilize derivative financial instruments ("derivatives") to reduce these risks, as explained in this note. As the counter parties to these derivatives are Israeli banks, the Company considered the inherent credit risks remote. The Company did not hold or issue derivative financial instruments for trading purposes.

          B.   FOREIGN EXCHANGE RISK MANAGEMENT

               The Company usually enters into foreign currency derivatives - forward exchange contracts - in order to protect itself from the risk that the eventual non-dollar net cash flows resulting from sales of products would be affected by changes in exchange rates. The term of these contracts is less than one year.

               These transactions were mainly for the exchange of pounds sterling and Euro into US dollars.

               For forward exchange contracts designated as cash flow hedges, gains and losses were recorded in other comprehensive income
               (loss) until the foreign currency denominated sales, were recognized in earnings.

               The following table summarizes changes in other comprehensive income (loss) related to derivatives that were classified as cash flow hedges held by the Company during the reported years:

                                                                   2006   2005     2004
                                                                  -----   ----   -------
                                                                      $ IN THOUSANDS
                                                                  ----------------------
                    Balance at beginning of year                           -,-   $(1,715)
                    Changes in effective portion of derivatives
                       designated as cash flow hedges             $(275)             691
                    Reclassification into earnings from other
                       comprehensive income                                        1,822
                    Tax effect                                                      (798)
                                                                  -----    ---   -------
                    Balance at end of year                        $(275)   -;-       -;-
                                                                  =====    ===   =======

          Loss related to the portion of cash flow hedging instruments excluded from assessment of hedge effectiveness had impact on earnings for 2006, 2005 and 2004 of NIL, NIL and $0.6 million loss respectively, classified in financial expenses.

          The fair value of the hedge instrument as of December 31, 2006 and 2005 are $272 thousand and NIL.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

          C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The financial instruments of the Group consist mainly of non-derivative assets and liabilities in insignificant amounts (items included in working capital, long-term receivables and long-term liabilities); the Group also has derivatives financial instruments.

               In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

NOTE 13 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

          A.   TRANSACTIONS WITH RELATED PARTIES:

                                                   YEAR ENDED DECEMBER 31
                                                   -----------------------
                                                   2006     2005     2004
                                                   ----     ----    ------
                                                        IN THOUSANDS
                                                   -----------------------
                    Net revenues                   $540     $409    $1,303
                                                   ====     ====    ======
                    Purchases and other expenses    -,-     $  7    $   21
                                                   ====     ====    ======


               The above transactions were made with a company which is held by one of the main Company's shareholders in the ordinary course of business, at prices agreed upon in negotiations between the parties, taking into account the volume of orders, at customary supplier credit terms.

               As to options granted to the Company's former CEO, see note 9b.

          B.   RELATED PARTIES BALANCES:

                                                                      DECEMBER 31
                                                                     ------------
                                                                     2006    2005
                                                                     ----   -----
                                                                     IN THOUSANDS
                                                                     ------------
                    Current receivables - presented in the balance
                       sheets among "accounts receivable - trade"    $128    -,-
                                                                     ====    ===

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION :

          A.   INFORMATION ON OPERATING SEGMENTS:

               OPERATING SEGMENTS:

               1)   General:

                    The Company conducts its worldwide operations in seven operating segments as follows:

                    (i) Delta USA (Mass market); (ii) U.S upper market and (iii) Europe - these segments are engaged in manufacturing and marketing of intimate apparel to various customers in the U.S and European markets; (iv) Socks- the segment is engaged in manufacturing and marketing of socks to various customers in the U.S and European markets; (v) Delta marketing Israel
                    - this segment is engaged in marketing of intimate apparel, mainly under the Delta Brand name, to various customers in Israel through retail and wholesale operations; (vi) Seam-less operation and (vii) China.

                    The Company's reportable segments are based on the 7 divisions internally reported and regularly reviewed by the Company's CEO. The Company's CEO is the Company's chief operating decision maker (CODM), for the purpose of making decisions about resources to be allocated to the segment and for assessing its performance. These 7 operating segments do not qualify for aggregation for segment reporting purposes.

                    Commencing early 2006, the Company made certain changes to the structure of it's internal organization in a manner that caused the composition of its reportable segments to change. As a result, the Company has restated the corresponding items of segment information for the prior periods presented in a manner consistent with segment presentation for 2006.

                    Changes to our reportable segments are as follows:

                    1. The Elastic Tape facility, which was previously managed within the US Upper Market segment, is no longer being managed within this segment, therefore it is has been reclassified within "others" segment.

                    2. The Seam less operations, which were previously managed and reported as part of the US Upper Market segment are now separately managed and evaluated by the CODM. Therefore, operations have been reclassified as a separate reportable segment, entitled, "Seam-less".

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

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

                    Segment profits (losses) reflect the income (loss) from operations of the segment and do not include financial expenses, other income, income tax expenses, share in losses of associated company and minority interest, since those items are not allocated to the segments.

                    Selling prices of intersegment revenues are based on negotiation between the segments and when applicable upon market price.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

          b)   Financial data relating to reportable operating segments:

                                           US                         DELTA
                               DELTA     UPPER                      MARKETING
                                USA      MARKET   EUROPE    SOCKS     ISRAEL   SEAM-LESS    CHINA      OTHER   ADJUSTMENTS    TOTAL
                              --------  -------  -------- --------  ---------  ---------  ---------  --------  -----------  --------
                                                                     (U.S. $ IN THOUSANDS)
                              ------------------------------------------------------------------------------------------------------
Year ended December 31, 2006:
Net revenues:
   To unaffiliated customers  $269,722  $94,543  $158,646 $121,980   $54,209    $ 3,015     $   803  $  2,634    $  1,147   $706,699
   Intersegment                         $   754  $  8,630 $   504    $    99    $14,956     $ 1,020  $  3,577    $(29,540)
                              --------  -------  -------- --------   -------    -------     -------  --------    --------   --------
Total net revenues            $269,722  $95,297  $167,276 $122,484   $54,308    $17,971     $ 1,823  $  6,211    $(28,393)  $706,699
                              ========  =======  ======== ========   =======    =======     =======  ========    ========   ========
Operating income (loss)       $ 13,254  $   692  $  7,693 $  1,374   $ 6,777    $(2,452) (3)$(4,116) $    599 (1)$   (836)  $ 22,985
                              ========  =======  ======== ========   =======    =======     =======  ========    ========   ========
Assets (at end of year)       $195,101  $46,695  $ 80,811 $ 49,402   $24,955    $18,002     $ 2,547  $  3,519 (2)$ 25,356   $446,388
                              ========  =======  ======== ========   =======    =======     =======  ========    ========   ========
Assets held for sale          $    191           $  3,517                                                        $    766   $  4,474
                              ========  =======  ======== ========   =======    =======     =======  ========    ========   ========
Depreciation and amortization $  2,639  $ 2,760  $  5,130 $  1,900   $   790    $ 1,100     $   600  $    260    $    447   $ 15,626
                              ========  =======  ======== ========   =======    =======     =======  ========    ========   ========

(1)  Includes general corporate expenses not assignable to segments.

(2)  Includes general corporate assets not assignable to segments.

(3) Includes restructuring expenses in the amount of $1.7 million with respect of the closing of the sewing activity.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

          b)   Financial data relating to reportable operating segments:

                                                                                     DELTA
                                              US UPPER                             MARKETING
                                DELTA USA    MARKET(*)      EUROPE       SOCKS       ISRAEL
                               -----------  -----------  -----------  -----------  ---------
                                                     (U.S. $ IN THOUSANDS)
                               -------------------------------------------------------------
Year ended December 31, 2005:
Net revenues:
   To unaffiliated customers      $267,887     $ 75,306     $163,245     $126,760   $49,038
   Intersegment                                $    384     $    214     $  4,126
                                  --------     --------     --------     --------   -------
Total net revenues                $267,887     $ 75,690     $163,459     $130,886   $49,038
                                  ========     ========     ========     ========   =======
Operating income (loss)        (1)$  5,625  (2)$(12,623) (3)$ (8,827) (4)$ (4,990)  $ 5,010
                                  ========     ========     ========     ========   =======
Assets (at end of year)           $194,515     $ 45,456     $101,789     $ 50,085   $24,847
                                  ========     ========     ========     ========   =======
Assets held for sale              $    990                  $  4,723     $    941
                                  ========     ========     ========     ========   =======
Depreciation and amortization     $  3,168     $  3,026     $  4,416     $  2,220   $   442
                                  ========     ========     ========     ========   =======


                                  SEAM-
                                 LESS(*)    CHINA   OTHER(*)  ADJUSTMENTS(*)    TOTAL
                               ----------  -------  --------  --------------  ---------
                                                 (U.S. $ IN THOUSANDS)
                               --------------------------------------------------------
Year ended December 31, 2005:
Net revenues:
   To unaffiliated customers      $   140            $2,105                   $684,481
      Intersegment                $19,413  $   718   $3,898       $(28,753)
                                  -------  -------   ------       --------    --------
Total net revenues                $19,553  $   718   $6,003       $(28,753)   $684,481
                                  =======  =======   ======       ========    ========
Operating income (loss)        (5)$(9,126) $(2,313)  $  168    (6)$ (1,128)   $(28,204)
                                  =======  =======   ======       ========    ========
Assets (at end of year)           $21,533  $ 4,760   $4,008    (7)$ 22,160    $469,153
                                  =======  =======   ======       ========    ========
Assets held for sale                                           (7)$    766    $  7,420
                                  =======  =======   ======       ========    ========
Depreciation and amortization     $ 1,671  $    72   $  262       $    534    $ 15,811
                                  =======  =======   ======       ========    ========

(1) Includes restructuring expenses in the amount of $1.1 million and impairment of fixed assets in the amount of $1.5 million.

(2) Includes restructuring expenses in the amount of $1.6 million, impairment of goodwill in the amount of $2.1 million and impairment of fixed assets in the amount of $3.5 million.

(3)  Includes restructuring expenses in the amount of $2.1 million.

(4) Includes restructuring expenses in the amount of $4.1 million and impairment of goodwill in the amount of $3.4 million.

(5)  Includes impairment of fixes assets in the amount of $2.4 million.

(6)  Includes general corporate expenses not assignable to segments.

(7)  Includes general corporate assets not assignable to segments.

(*)  See a1.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

          b)   Financial data relating to reportable operating segments
               (continued):

                                                                             DELTA
                                 DELTA    US UPPER                         MARKETING   SEAM-
                                  USA    MARKET(*)     EUROPE      SOCKS     ISRAEL   LESS(*)  OTHER (*)  ADJUSTMENT(*)    TOTAL
                               --------  ---------  -----------  --------  ---------  -------  ---------  -------------  --------
                                                                        (U.S. $ IN THOUSANDS)
                               --------------------------------------------------------------------------------------------------
Year ended December 31, 2004:
Net revenues:
   To unaffiliated customers   $186,280   $88,564      $193,638  $138,749   $46,460   $   558    $1,418    (1)$ (1,398)  $654,269
   Intersegment                           $ 1,781      $    165  $  5,435             $19,413    $5,000       $(31,794)
                               --------   -------      --------  --------   -------   -------    ------       --------   --------
Total net revenues             $186,280   $90,345      $193,803  $144,184   $46,460   $19,971    $6,418       $(33,192)  $654,269
                               ========   =======      ========  ========   -------   -------    ------       --------   ========
Operating income (loss)        $  5,911   $   604   (4)$  4,906  $  9,137   $ 4,753   $(1,361)   $  189    (2)$ (1,730)  $ 22,409
                               ========   =======      ========  ========   =======   =======    ======       ========   ========
Assets (at end of year)        $225,744   $64,949      $100,264  $ 56,271   $23,866   $29,227    $3,879    (3)$ 30,297   $534,497
                               ========   =======      ========  ========   =======   =======    ======       ========   ========
Depreciation and amortization  $  1,438   $ 3,964      $  4,326  $  2,463   $   450   $ 1,876    $  257       $    411   $ 15,185
                               ========   =======      ========  ========   =======   =======    ======       ========   ========

(1)  Includes results of hedge transactions.

(2) Includes mainly the effect of hedge transactions in an amount of $1.7 million.

(3)  Includes general corporate assets not assignable to segments.

(4) Includes restructuring expenses in the amount of $1.5 million relating to the closure of a logistic center in Hungary.

(*)  See a1.

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

          B. GEOGRAPHICAL INFORMATION:

                                                 YEAR ENDED DECEMBER 31
                                             ------------------------------
                                               2006       2005       2004
                                             --------   --------   --------
                                                      IN THOUSANDS
                                             ------------------------------
          1) Net revenues
             attributed to geographic area
             (based on the location of the
             customers):
             North America                   $417,985   $401,050   $334,833
             United Kingdom                   171,879    177,950    202,831
             Europe (other than U.K.)          53,896     52,360     64,605
             Israel                            60,132     53,121     52,000
             Other                              2,807
                                             --------   --------   --------
                                             $706,699   $684,481   $654,269
                                             ========   ========   ========

          2) The net balance of the Company's long-lived assets, by geographic location, are as follows:

                                    DECEMBER 31
                           -----------------------------
                             2006      2005       2004
                           -------   --------   --------
                                    IN THOUSANDS
                           -----------------------------
          Israel           $42,015   $ 45,508   $ 57,685
          Egypt             24,616     26,270     24,464
          United States     12,061     13,582     15,637
          Jordan             7,066      8,212      9,470
          Eastern Europe     4,470      5,243     11,370
          China              2,387      4,761
          Thailand           3,452      2,923      2,108
          United Kingdom     1,683      2,076      3,831
          India              1,131
          Ireland                         129      1,184
          Other                382        427      2,592
                           -------   --------   --------
                           $99,263   $109,131   $128,341
                           =======   ========   ========

          C. SALES BY PRODUCT CATEGORY INFORMATION:

                                           YEAR ENDED DECEMBER 31
                                       ------------------------------
                                         2006       2005       2004
                                       --------   --------   --------
                                                IN THOUSANDS
                                       ------------------------------
          1) Net revenues
             Ladies intimate apparel   $408,807   $417,942   $350,688
             Socks                      136,134    138,499    150,482
             Men's underwear            104,256     75,722     84,400
             Leisurewear                 25,267     20,899     24,207
             Babywear                    23,367     17,193     28,788
             Fabrics and Other            8,868     14,226     15,704
                                       --------   --------   --------
                                       $706,699   $684,481   $654,269
                                       ========   ========   ========

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

          D. REVENUES FROM PRINCIPAL CUSTOMERS:

                                                          YEAR ENDED DECEMBER 31
                                                      ------------------------------
                                                        2006       2005       2004
                                                      --------   --------   --------
                                                                 IN THOUSANDS
                                                      ------------------------------
          Customer 1 (Europe and Socks segments)      $155,827   $161,348   $188,947
                                                      ========   ========   ========
          Customer 2 (Delta USA and Socks segments)   $151,474   $150,556   $ 86,177
                                                      ========   ========   ========
          Customer 3 (Delta USA segment)              $ 57,977   $ 67,064   $ 70,157
                                                      ========   ========   ========

NOTE 15 - SUBSEQUENT EVENTS:

          Options

     a. On March 2007 the Company granted 122,000 options to 8 employees at an exercise price of $6.95.

          Of the total options granted, 120,000 are vest and exercisable as follows: First third vest on the second anniversary of the date of grant and are exercisable for three years thereafter, second third vest on the third anniversary of the date of grant and are exercisable for three years thereafter and the final third vest on the fourth anniversary of the date of grant and are exercisable for three years thereafter.

          The remaining 2,000 options are vest and exercisable as follows: First quarter vest on the first anniversary of the date of grant and are exercisable for three years from the second anniversary of the date of grant, second quarter vest on the second anniversary of the date of grant and are exercisable for three years thereafter, third quarter vest on the third anniversary of the date of grant and are exercisable for three years thereafter and the final third vest on the fourth anniversary of the date of grant and are exercisable for three years thereafter.

          The fair value of the options granted, based on the Black-Scholes Option-Pricing Model, is approximately $0.2 million and will be included in the financial statement over the vesting period.

     b.   Restructuring Plan For 2007

          On March 28, 2007, the Company approved a restructuring plan, which includes the planned closure of certain manufacturing facilities in Israel, and the downsizing of operations that may involve certain changes to the Company's operational structure, development and design functions, and marketing, sales and finance operations. The Company estimates the costs associated with this restructuring plan to range between $10 million to $12 million. The implementation of the restructuring plan is expected to take place commencing in the second quarter of 2007.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT
                                    SCHEDULE

To the shareholders of

DELTA GALIL INDUSTRIES LTD.

Our audits of the consolidated financial statements, referred to in our report dated March 30, 2007 appearing in the 2006 Annual Report on form 20-F of Delta Galil Industries Ltd. also included an audit of Financial Statement Schedule II-Valuation and Qualifying Accounts - included as an exhibit in Item 19 of this Form 20-F. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements

Tel-Aviv, Israel                                     Kesselman & Kesselman
   March 30, 2007                             Certified Public Accountant (Isr.)
                                              A member of PricewaterhouseCoopers
                                                     International Limited

                           DELTA GALIL INDUSTRIES LTD.
                            (An Israeli corporation)

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
THREE YEARS ENDED DECEMBER 31, 2006
(U.S. $ IN THOUSAND)

                                                 ADDITION -   DEDUCTION-   DEDUCTION-
                                    BALANCE AT   CHARGED TO   CHARGED TO   CHARGED TO   BALANCE AT
                                     BEGINNING    COSTS AND    ACCOUNTS      COST &       END OF
                                     OF YEAR      EXPENSES    RECEIVABLE    EXPENSES       YEAR
                                    ----------   ----------   ----------   ----------   ----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
   Year ended December 31, 2006       $   453      $   211                  $   (112)     $   552
                                      =======      =======                  ========      =======
   Year ended December 31, 2005       $   127      $   340                  $    (14)     $   453
                                      =======      =======                  ========      =======
   Year ended December 31, 2004       $ 1,038      $    26      $(827)      $   (110)     $   127
                                      =======      =======      =====       ========      =======
ALLOWANCE FOR SALES RETURN:
   Year ended December 31, 2006       $   174      $   572                  $   (174)     $   572
                                      =======      =======                  ========      =======
   Year ended December 31, 2005       $    81      $   174                  $    (81)     $   174
                                      =======      =======                  ========      =======
   Year ended December 31, 2004       $    80      $    81                  $    (80)     $    81
                                      =======      =======                  ========      =======
ALLOWANCE FOR OBSOLETE AND SLOW
   MOVING INVENTORY:
   Year ended December 31, 2006       $27,879      $26,732                  $(27,879)     $26,732
                                      =======      =======                  ========      =======
   Year ended December 31, 2005       $26,292      $27,879                  $(26,292)     $27,879
                                      =======      =======                  ========      =======
   Year ended December 31, 2004       $25,926      $26,292                  $(25,926)     $26,292
                                      =======      =======                  ========      =======
VALUATION ALLOWANCE IN RESPECT OF
   DEFERRED INCOME TAXES:
   Year ended December 31, 2006       $ 8,932      $ 3,322                                $12,254
                                      =======      =======                                =======
   Year ended December 31, 2005           -,-      $ 8,932                                $ 8,932
                                      =======      =======                                =======
   Year ended December 31, 2004           -,-                                                 -,-
                                      =======                                             =======

                                    SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        DELTA GALIL INDUSTRIES LTD.


                                        By: /s/ Yossi Hajaj
                                            ------------------------------------
                                            Name: Yossi Hajaj
                                            Title: Chief Financial Officer

Date: March 30, 2007

                                  EXHIBIT INDEX

1.1    Memorandum of Association, as amended**

1.2    Articles of Association**

2.1    Form of Deposit Agreement and ADR*

4.1 Stock Purchase Agreement dated as of December 8, 2004 by and among Steven Klein, Kristina Nettesheim, and Gary Beggs, as selling shareholders and Delta Galil Industries Ltd. and Delta Galil USA Inc. as Purchaser relating to the acquisition of Burlen Corp ^****

4.2 Second Amended and Restated Credit and Security Agreement dated as of December 9, 2004 by and among Delta Galil USA Inc., as Borrower; Bank Leumi USA and Bank Hapoalim B.M., as Lenders and Bank Leumi USA, as Agent****

4.3    Amendment No.1 to Burlen Stock Purchase Agreement ^*******

4.4 Amendment No.1, dated January 12, 2006, and Amendment No. 2, dated May 9, 2006, to the Second Amended and Restated Credit and Security Agreement
       *******

4.5 Amendment No. 3, dated July 31, 2006, to the Second Amended and Restated Credit and Security Agreement.

4.6 Amendment No. 4, dated January 26, 2007, to the Second Amended and Restated Credit and Security Agreement.

4.7    Option Plan to 13 employees of Delta Galil and/or its subsidiaries*

4.8    Option Plan to Arnon Tiberg* (Delta's Former CEO)

4.9    Option Plan to 70 employees of Delta Galil and/or its subsidiaries***

4.10   Delta Galil Industries Ltd. 2002 Share Option Plan*****

4.11   Form of Indemnification Undertaking******

4.12   2006 Incentive Plan*******

4.13   Delta Galil Industries Ltd. 2006 Option Plan *******

8.1    List of significant subsidiaries *******

12.1   Section 302 Certification of Aviram Lahav.

12.2   Section 302 Certification of Yossi Hajaj.

13.1   Section 906 Certification of Aviram Lahav.

13.2   Section 906 Certification of Yossi Hajaj.

14.1 Consent of Resselman & Kesselman, a memeber of PricewaterhouseCoopers, International Limited

----------
* Previously filed as an exhibit to Delta Galil's Registration Statement on Form F-1 (Registration No. 333-10062) filed with the Securities and Exchange Commission on February 26, 1999 and incorporated herein by reference.

** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No .0-30020) filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference.

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

******* Previously filled as an exhibit to Delta Galil's Annual Report on Form
        F-20 (file No. 0-50020) filed with the Securities and Exchange Commission on June 28, 2006 and incorporated herein by reference.

     ^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.