Form 20-F/A
period 2004-12-31
DELTA GALIL INDUSTRIES LTD
filed 2008-02-05
CIK 1081022

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 2008
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 3

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

                                 Yes   X       No
                                     -----        -----

        Indicate by check mark which financial statement item the Registrant elected to follow:

                              Item 17     Item 18   X
                                     -----        -----
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

Delta Galil Industries Ltd. is filing this amendment on Form 20-F/A to its Form 20-F ("Original Form 20-F") for the year ended December 31, 2004, originally filed on June 27, 2005, to revise Exhibit 4.1, following completion of the review by the Staff of the Securities and Exchange Commission of Delta Galil's application for confidential treatment of certain portions thereof.

Except as otherwise expressly stated herein and to reflect the changes referred to above, this amended annual report on Form 20-F/A speaks as of the filing date of the Original Form 20-F, and does not purport to reflect events or developments subsequent to the original filing date of the Original Form 20-F.

ITEM 19: EXHIBITS

(A) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS********                  PAGE

    Report of Independent Registered Public Accounting Firm..........   F-2
    Consolidated Statements of Income for the Years Ended
       December 31, 2002, 2003 and 2004..............................   F-3
    Consolidated Balance Sheets at December 31, 2002 and 2003........   F-4
    Consolidated Statements of Changes in Shareholders' Equity
       for the Years Ended December 31, 2002, 2003 and 2004..........   F-6
    Consolidated Statements of Cash Flows for the Years Ended
       December 31, 2002,2003 and 2004 (restated)....................   F-7
    Notes to Consolidated Financial Statements.......................   F-10
    Reports of Independent Auditors with respect to
       consolidated subsidiaries.....................................   F-52

(B)     EXHIBITS

1.1     Memorandum of Association, as amended **

1.2     Articles of Association **

2.1     Form of Deposit Agreement and ADR *

4.1 Stock Purchase Agreement dated as of December 8, 2004 by and among Steven Klein, Kristina Nettesheim, and Gary Beggs, as selling shareholders and Delta Galil Industries Ltd. and Delta Galil USA Inc. as Purchaser relating to the acquisition of Burlen Corp +

4.2 Second Amended and Related Credit and Security Agreement dated as of December 9, 2004 by and among Delta Galil USA Inc., as Borrower; Bank Leumi USA and Bank Hapoalim B.M., as Lenders and Bank Leumi USA, as Agent *******

4.3 Agreement for Purchase and Sale of Stock of Auburn Hosiery Mills, Inc. dated October 30, 2003, by and among Delta Galil USA Inc., Delta Galil Industries Ltd., Delta Galil Holland B.V., CGW Holdings, Inc., GCI Spainco, S.L. and Kellwood Company ****

4.4     Option Plan to 13 employees of Delta Galil and/or its subsidiaries *

4.5     Option Plan to Arnon Tiberg *

4.6     Option Plan to 70 employees of Delta Galil and/or its subsidiaries ***

4.7     Delta Galil Industries Ltd. 2002 Share Option Plan *****

4.8     Form of Indemnification Undertaking ******

8.1     List of subsidiaries ******

12.1    Section 302 Certification of CEO *********

12.2    Section 302 Certification of CFO *********

13.1    Section 906 Certification of CEO *********

13.2    Section 906 Certification of CFO *********

14.1    Consent of Kesselman & Kesselman ********

14.2    Consent of Baker Tilly ********

14.3    Consent of Ernst and Young ********

____________________________________

* Previously filed as an exhibit to Delta Galil's Registration Statement on Form F-1 (Registration No. 333-10062) filed with the Securities and Exchange Commission on February 26, 1999 and incorporated herein by reference.
** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No.0-30020) filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference
*** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 333-12608) filed with the Securities and Exchange Commission on September 26, 2000 and incorporated herein by reference.
**** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 23, 2004 and incorporated herein by reference.
***** Previously filed as an exhibit to Delta Galil's Registration Statement on Form S-8 (Registration No. 353-102247) filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.
****** Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference.
******* Previously filed as an exhibit to Delta Galil's Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 27, 2005 and incorporated herein by reference.
******** Previously filed as an Exhibit to Delta Galil's Annual Report on Form 20-F/A (File No. 0-30020) filed with the Securities and Exchange Commission on April 13, 2006 and incorporated herein by reference.
********* Previously filed as an Exhibit to Delta Galil's Annual Report on Form 20-F/A (File No. 0-30020) filed with the Securities and Exchange Commission on April 25, 2006 and incorporated herein by reference.
+ Portions of this exhibit have been omitted and have been filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

                                    SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                                  DELTA GALIL INDUSTRIES LTD.



                                                  By: /S/ MIKI LAXER
                                                      ---------------
                                                  Name: Miki Laxer
                                                  Title: Controller


Date:    February 5, 2008